Form 20-F
Nexters Inc.
filed 2021-08-27
CIK 1848739

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                 to
OR
☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: August 26, 2021
Commission file number: 001-40758

Nexters Inc.
(Exact name of registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	British Virgin Islands (Jurisdiction of incorporation or organization)

Nexters Inc.
55, Griva Digeni
3101, Limassol
Cyprus
Telephone: +35725580040
(Address of principal executive offices)
Andrey Fadeev
Chief Executive Officer
Nexters Inc.
55, Griva Digeni
3101, Limassol
Cyprus
Telephone: +35725580040
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	GDEV	The Nasdaq Global Market
Warrants	GDEVW	The Nasdaq Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the shell company report:
On August 26, 2021, the issuer had 196,523,101 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐   No ☒
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
☐ Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☒ Emerging growth company
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐   Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☐

i

EXPLANATORY NOTE
On August 26, 2021 (the “Closing Date”), Nexters Inc., a British Virgin Islands business company (“Pubco”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of January 31, 2021, as amended on July 17, 2021 and on August 11, 2021 (the “Business Combination Agreement”), by and among Pubco, Kismet Acquisition One Corp, a British Virgin Islands business company (“Kismet”), Kismet Sponsor Limited, a British Virgin Islands business company (the “Sponsor”), solely in its capacity as Kismet’s representative, Nexters Global Ltd., a private limited liability company domiciled in Cyprus (the “Company”), Fantina Holdings Limited, a private limited liability company domiciled in Cyprus, solely in its capacity as the Company Shareholders Representative, and the shareholders of the Company party thereto.
As of the Closing Date, the following transactions occurred pursuant to the terms of the Business Combination Agreement (collectively, the “Transactions”):
•
the merger pursuant to Section 170 of the BVI Business Companies Act, 2004 (as amended) of Kismet into Pubco, with Pubco surviving the merger and the security holders of Kismet (other than security holders of Kismet who elected to redeem their Kismet ordinary shares) becoming security holders of Pubco (the “Merger”) pursuant to the terms of (i) the Business Combination Agreement and (ii) Section 170 of the BVI Business Companies Act, 2004 (as amended),

•
the acquisition by Pubco of all of the issued and outstanding share capital of the Company from the holders of the Company’s share capital for a combination of cash and Pubco ordinary shares, such that the Company is a direct wholly owned subsidiary of Pubco (the “Share Acquisition”), and

•
the other transactions contemplated by the Business Combination Agreement.

Prior to the Merger, a total of 21,811,242 Kismet ordinary shares were redeemed for a value of $218,190,863.51, resulting in a total of 3,188,758 Kismet’s public ordinary shares remaining issued and outstanding as of the time of the Merger. As of August 26, 2021, subsequent to the closing of the Transactions, there were 196,523,101 Pubco ordinary shares outstanding.
Prior to the Transactions, Pubco did not conduct any material activities other than those incident to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings. Upon the closing of the Transactions, Pubco became the direct parent of the Company, a developer of mobile, web, and social games.
On January 31, 2021, Kismet, Pubco and the Sponsor entered into an amended and restated Forward Purchase Agreement (the “A&R Forward Purchase Agreement”). The A&R Forward Purchase Agreement amended the Forward Purchase Agreement, dated August 5, 2020, between Kismet and the Sponsor by, among other things, increasing the Sponsor’s purchase commitment thereunder from $20.0 million to $50.0 million and replacing the Sponsor’s commitment to acquire Kismet’s units with a commitment to acquire 5,000,000 Pubco ordinary shares and 1,000,000 Pubco public warrants in a private placement which occurred after the Merger and prior to the Share Acquisition.
On July 16, 2021, Kismet, Pubco and the Sponsor entered into separate subscription agreements (each as amended, restated or supplemented from time to time, a “PIPE Subscription Agreement”) with certain institutional investors that are not “U.S. persons” as defined in Regulation S under the Securities Act and with whom the Sponsor had prior business relationships (each, a “PIPE Investor”), pursuant to which the PIPE Investors agreed to subscribe for and purchase an aggregate of 5,000,000 Pubco ordinary shares for a purchase price of $10.00 per share for an aggregate commitment of $50 million in a private placements outside the United States in reliance on Regulation S under the Securities Act (the “PIPE”). The PIPE was consummated concurrently with the closing of the Transactions.
Pubco’s ordinary shares and Pubco’s warrants are trading on the Nasdaq Global Market, or “Nasdaq”, under the symbols “GDEV” and “GDEVW,” respectively.
Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) to “we”, “us”, “our”, or “Pubco” refer to Nexters Inc., a British Virgin Islands business company, and its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Report and the information incorporated by reference herein include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements with respect to (i) Pubco’s revenues, bookings, performance, strategies, plans, prospects, forecasts and other aspects of Pubco’s business, (ii) trends in the gaming industry, (iii) Pubco’s target cohorts and user and the expected arrangement with them, (iv) Pubco’s projected growth opportunities, including relative to its competitors and (v) other statements regarding Pubco’s expectations, hopes, beliefs, intentions or strategies regarding the future.
Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this Report are based on Pubco’s current expectations and beliefs concerning future developments and their potential effects on Pubco. There can be no assurance that future developments affecting Pubco will be those that Pubco has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond Pubco’s control) or other assumptions. Many factors could cause actual results or performance to be materially different from those expressed or implied by the forward-looking statements in this Report, including among other things:
•
the ability to implement business plans, forecasts, and other expectations as a result of the Transactions, and identify and realize additional opportunities;

•
the failure to realize anticipated benefits of the Transactions or to realize estimated pro forma results and underlying assumptions;

•
the potential inability of Pubco to achieve its projected bookings growth and scale its platform;

•
the potential inability of Pubco to maintain its current revenue stream and its relationships with players and advertisers;

•
the potential inability of Pubco to become a consolidator in the gaming industry;

•
the enforceability of Pubco’s intellectual property and protection of its proprietary information;

•
the risk to Pubco’s business, operations, and plans if internal processes and information technology systems are not properly maintained and risks associated with Pubco’s operational reliance on third parties, including third-party platforms and infrastructure;

•
the risk to Pubco’s business, operations and plans from cyber-attacks or other privacy or data security incidents;

•
the ability to maintain the listing of Pubco’s securities on a national securities exchange;

•
changes in the competitive and regulated industries in which Pubco operates, variations in operating performance across competitors, changes in laws and regulations (including data privacy, cybersecurity and tax laws and regulations) affecting Pubco’s business and changes in its capital structure;

•
the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Pubco operates;

•
the effect of global epidemics and contagious disease outbreaks, including COVID-19, and public perception thereof; and

•
other factors discussed under the section titled “Risk Factors” in the Proxy Statement and Prospectus (the “Proxy Statement/Prospectus”), part of Pubco’s Registration Statement on Form F-4, as amended (File No. 333-257103) (the “Form F-4”), which section is incorporated herein by reference.

The foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should any of Pubco’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation, except as required by law, to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the Securities and Exchange Commission (the “SEC”) after the date of this Report.
Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward looking statements contained in this Report and any subsequent written or oral forward-looking statements that may be issued by Pubco or persons acting on its behalf.

PART I
ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.
Directors and Senior Management

Information regarding the directors and executive officers of Pubco after the completion of the Transactions is included in the Proxy Statement/Prospectus under the section titled “Management of Pubco Following the Proposed Transactions” and is incorporated herein by reference.
The business address for each of the directors and executive officers of Pubco is 55, Griva Digeni, 3101, Limassol, Cyprus.
B.
Advisers

Latham & Watkins LLP acts as U.S. securities counsel for Pubco.
Ogier, British Virgin Islands, acts as BVI counsel for Pubco.
C.
Auditors

From Pubco’s inception through the consummation of the Transactions, JSC “KPMG” has acted as Pubco’s independent registered public accounting firm.
ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.   KEY INFORMATION
A.
Selected Financial Data

Prior to the completion of the Transactions, Pubco had no material assets and did not operate any business. Following and as a result of the Transactions, the business of Pubco is conducted through the Company, its direct, wholly-owned subsidiary.
Selected financial information regarding the Company is included in the Proxy Statement/Prospectus under the section titled “The Company’s Selected Financial Information” and is incorporated herein by reference.
B.
Capitalization and Indebtedness

Not applicable.
C.
Reasons for the Offer and Use of Proceeds

Not applicable.
D.
Risk Factors

The risk factors related to the business and operations of Pubco are described in the Proxy Statement/Prospectus under the section titled “Risk Factors” and is incorporated herein by reference.
ITEM 4.   INFORMATION ON THE COMPANY
A.
History and Development of the Company

Nexters Inc., or “Pubco”, is a business company incorporated under the laws of the British Virgin Islands on January 27, 2021. Pubco was formed for the sole purpose of entering into and consummating the Transactions. The principal executive office of Pubco is 55, Griva Digeni, 3101, Limassol, Cyprus, and the telephone number of Pubco is +35722580040.
See “Explanatory Note” in this Report for additional information regarding Pubco and the Business Combination. Certain additional information about the Pubco is included in the Proxy

Statement/Prospectus under the section titled “Information Related to Pubco” and is incorporated herein by reference. The material terms of the Transactions are described in the Proxy Statement/Prospectus under the section titled “Proposal No. 1 — The Business Combination Proposal,” which is incorporated herein by reference.
Pubco is subject to certain of the informational filing requirements of the Exchange Act. Since Pubco is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of Pubco are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Pubco’s ordinary shares. In addition, Pubco is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, Pubco is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that Pubco files with or furnishes electronically to the SEC.
The website address of Pubco is https://nexters.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.
B.
Business Overview

Prior to the Transactions, Pubco did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings. Upon the closing of the Transactions, Pubco became the direct parent of, and conducts its business through, the Company, a developer of mobile, web, and social games.
Information regarding the business of the Company is included in the Proxy Statement/Prospectus under the sections titled “Information Related to the Company” and “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are incorporated herein by reference.
C.
Organizational Structure

Upon the closing of the Transactions, the Company became a direct, wholly-owned subsidiary of Pubco. The organizational chart of Pubco is included on page 29 of the Proxy Statement/Prospectus and is incorporated herein by reference.
D.
Property, Plants and Equipment

Information regarding the facilities of the Company is included in the Proxy Statement/Prospectus under the section titled “Information Related to the Company — Facilities” and is incorporated herein by reference.
ITEM 4A.   UNRESOLVED STAFF COMMENTS
None.
ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Following and as a result of the Transactions, the business of Pubco is conducted through the Company, its direct, wholly-owned subsidiary.
The discussion and analysis of the financial condition and results of operations of the Company is included in the Proxy Statement/Prospectus under the section titled “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated herein by reference.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.
Directors and Senior Management

Information regarding the directors and executive officers of Pubco after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of Pubco Following the Proposed Transactions” and is incorporated herein by reference.
B.
Compensation

Information regarding the compensation of the directors and executive officers of Pubco, including a summary of the employee share ownership plan (“ESOP”), to be administered by the Pubco board, is included in the Proxy Statement/Prospectus under the section titled “Director and Executive Compensation” and is incorporated herein by reference.
C.
Board Practices

Information regarding the board of directors of Pubco is included in the Proxy Statement/Prospectus under the section titled “Management of Pubco Following the Proposed Transactions” and is incorporated herein by reference.
D.
Employees

Following and as a result of the Transactions, the business of Pubco is conducted through the Company, its direct, wholly-owned subsidiary.
Information regarding the employees of the Company is included in the Proxy Statement/Prospectus under the section titled “Information Related to the Company — Employees” and is incorporated herein by reference.
E.
Share Ownership

Information regarding the ownership of Pubco’s ordinary shares by our directors and executive officers is set forth in Item 7.A of this Report.
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.
Major Shareholders

The following table sets forth information relating to the beneficial ownership of Pubco’s ordinary shares as of the Closing Date by:
•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding ordinary shares;

•
each of our directors;

•
each of our named executive officers; and

•
all of our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed above has sole voting and investment power with respect to such shares.
The percentage of Pubco’s ordinary shares beneficially owned is computed on the basis of 196,523,101 ordinary shares issued and outstanding on the Closing Date, after giving effect to the Transactions and the PIPE. The following table does not reflect record of beneficial ownership of any ordinary shares issuable upon exercise of Pubco’s warrants outstanding on the Closing Date.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.
Beneficial Owners	Number of Ordinary Shares	Percentage of all Ordinary Shares
Directors and Executive Officers
Andrey Fadeev	39,790,076	20.2%
Alexander Karavaev	—	—
Boris Gertsovskiy	39,790,076	20.2%
Dmitrii Bukhman(1)	37,200,700	18.9%
Igor Bukhman(1)	37,200,700	18.9%
Ivan Tavrin(2)	11,750,000	6.0%
Natasha Braginsky Mounier	—	—
Andrew Sheppard	—	—
All Pubco directors and executive officers as a group (8 individuals)	165,731,552	84.3%
Other 5% Shareholders
—	—	—

(1)
Represents 50% of the 74,401,400 Pubco ordinary shares directly held by Everix Investments Limited. Each of Dmitrii Bukhman and Igor Bukhman has a 50% indirect ownership interest in Everix Investments Limited. Consequently, each of Dmitrii Bukman and Igor Bukhman may be deemed to be the indirect beneficial owner of 50% of the Pubco ordinary shares held by Everix Investments Limited.

(2)
Reflects Pubco ordinary shares directly held by Kismet Sponsor Limited, as Sponsor. Ivan Tavrin is the sole owner of the Sponsor. Consequently, Mr. Tavrin may be deemed to share voting and dispositive control over the securities held by the Sponsor, and thus to share beneficial ownership of such securities.

B.
Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Person Transactions” and is incorporated herein by reference.
C.
Interests of Experts and Counsel

Not applicable.
ITEM 8.   FINANCIAL INFORMATION
A.
Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.
Following and as a result of the Transactions, the business of Pubco is conducted through the Company, its direct, wholly-owned subsidiary. Information regarding legal proceedings involving the Company is included in the Proxy Statement/Prospectus under the section titled “Information Related to the Company —  Legal Proceedings” and is incorporated herein by reference.
B.
Significant Changes

None.

ITEM 9.   THE OFFER AND LISTING
A.
Offer and Listing Details

Nasdaq Listing of Pubco Ordinary Shares and Pubco Warrants
Pubco’s ordinary shares and Pubco’s warrants are listed on Nasdaq under the symbols GDEV and GDEVW, respectively. Holders of Pubco ordinary shares and Pubco warrants should obtain current market quotations for their securities. There can be no assurance that the Pubco ordinary shares and/or the Pubco warrants will remain listed on Nasdaq. If Pubco fails to comply with the Nasdaq listing requirements, the Pubco ordinary shares and/or the Pubco warrants could be delisted from Nasdaq. A delisting of the Pubco ordinary shares will likely affect their liquidity and could inhibit or restrict the ability of Pubco to raise additional financing.
Lock-up Agreements
Information regarding the lock-up restrictions applicable to the Pubco ordinary shares and Pubco warrants held by the Sponsor and certain key Company shareholders is included in the Proxy Statement/Prospectus under the section titled “Proposal No. 1 — The Business Combination Proposal — Ancillary Documents — Lock-Up Agreements” and is incorporated herein by reference.
Warrants
Upon the completion of the Transactions, there were 20,250,000 Pubco warrants outstanding, 12,500,000 of which represent publicly held warrants not subject to lock-up provisions. Each Pubco warrants entitles the holder to purchase one Pubco ordinary share at an exercise price of $11.50 per share, and will become exercisable 30 days after the completion of the Transactions. The Pubco warrants will expire five years after the completion of Transactions or earlier upon redemption or liquidation in accordance with their terms.
B.
Plan of Distribution

Not applicable.
C.
Markets

Pubco’s ordinary shares and Pubco’s warrants are listed on Nasdaq under the symbols GDEV and GDEVW, respectively. There can be no assurance that the Pubco ordinary shares and/or the Pubco warrants will remain listed on Nasdaq. If Pubco fails to comply with the Nasdaq listing requirements, the Pubco ordinary shares and/or the Pubco warrants could be delisted from Nasdaq. A delisting of the Pubco ordinary shares will likely affect their liquidity and could inhibit or restrict the ability of Pubco to raise additional financing.
D.
Selling Shareholders

Not Applicable.
E.
Dilution

Not applicable.
F.
Expenses of the Issue

Not applicable.
ITEM 10.   ADDITIONAL INFORMATION
A.
Share Capital

We are authorized to issue an unlimited number of Pubco ordinary shares of no par value.

As of August 26, 2021, subsequent to the closing of the Transactions, there were 196,523,101 Pubco ordinary shares outstanding. Additionally, there were 20,250,000 Pubco warrants outstanding, each of which entitle the holder to purchase one Pubco ordinary share at an exercise price of $11.50 per share. Furthermore, options to purchase 120,000 Pubco ordinary shares at an exercise price of $10.00 per share were held by three of Kismet’s independent directors, which options vested upon the consummation of the Transactions.
Information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of Pubco’s Securities” and is incorporated herein by reference.
B.
Memorandum and Articles of Association

Information regarding certain material provisions of the articles of association of Pubco is included in the Proxy Statement/Prospectus under the section titled “Description of Pubco’s Securities” and is incorporated herein by reference.
C.
Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the sections titled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement” and “Proposal No. 1 — The Business Combination Proposal — Ancillary Documents” which are incorporated herein by reference.
D.
Exchange Controls

There are currently no exchange control regulations in the British Virgin Islands applicable to us or our shareholders.
E.
Taxation

Information regarding certain U.S. tax consequences of owning and disposing of Ordinary Shares and Public Warrants is included in the Proxy Statement/Prospectus under the section titled “Proposal No. 1 — The Business Combination Proposal — U.S. Federal Income Tax Considerations” and is incorporated herein by reference.
F.
Dividends and Paying Agents

Pubco has never declared or paid any cash dividends. Following the completion of the Transactions, Pubco’s board of directors will consider whether or not to institute a dividend policy. It is presently intended that Pubco will retain its earnings for use in business operations and, accordingly, it is not anticipated that Pubco’s board of directors will declare dividends in the foreseeable future. Pubco has not identified a paying agent.
G.
Statement by Experts

The consolidated financial statements of Nexters Global Ltd. and its subsidiaries as of December 31, 2020 and 2019, and for each of the years in the two-year period ended December 31, 2020, have been incorporated by reference herein in reliance upon the report of JSC “KPMG”, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
The financial statements for Kismet as of December 31, 2020 and for the year ended December 31, 2020 and for the period from June 3, 2020 (inception) through December 31, 2020 incorporated by reference herein have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance on such report given on the authority of such firm as an expert in accounting and auditing.
H.
Documents on Display

Documents concerning Pubco referred to in this Report may be inspected at the principal executive offices of Pubco at 55, Griva Digeni, 3101, Limassol, Cyprus.

Pubco is subject to certain of the informational filing requirements of the Exchange Act. Since Pubco is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of Pubco are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Pubco ordinary shares. In addition, Pubco is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, Pubco is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that Pubco files with or furnishes electronically to the SEC.
I.
Subsidiary Information

Not applicable.
ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Following and as a result of the Transactions, the business of Pubco is conducted through the Company, its direct, wholly-owned subsidiary. Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Qualitative and Quantitative Disclosures about Market Risk” and is incorporated herein by reference.
ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Information pertaining to Pubco’s warrants is set forth in the Proxy Statement/Prospectus under the section titled “Description of Pubco’s Securities — Warrants” and is incorporated herein by reference.
PART II
Not applicable.
PART III
ITEM 17.   FINANCIAL STATEMENTS
See Item 18.
ITEM 18.   FINANCIAL STATEMENTS
The audited financial statements of Kismet Acquisition One Corp are incorporated by reference to pages F-2 – F-28 in the Form F-4.
The audited consolidated financial statements of Nexters Global Ltd are incorporated by reference to pages F-30 – F-81 in the Form F-4.
The unaudited pro forma condensed combined financial statements of Kismet Acquisition One Corp and Nexters Global Ltd. are incorporated by reference to pages 187-198 in the Form F-4.

ITEM 19.   EXHIBITS
Exhibit Number	Description
1.1*	Amended and Restated Memorandum and Articles of Association of Pubco.
2.1	Specimen Pubco ordinary share certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (Reg. No. 333-257103), filed with the SEC on June 15, 2021).
2.2	Specimen Pubco warrant (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-4 (Reg. No. 333-257103), filed with the SEC on June 15, 2021).
2.3	Kismet Warrant Agreement, dated as of August 5, 2020, between Kismet and the Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-4 (Reg. No. 333-257103), filed with the SEC on June 15, 2021).
2.4*	Assignment, Assumption and Amendment Agreement for Kismet’s outstanding warrants.
2.5	Form of the existing Option Agreement (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-4 (Reg. No. 333-257103), filed with the SEC on June 15, 2021).
2.6	Form of the Assignment, Assumption and Amendment Agreement for Kismet’s outstanding option agreements (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-4 (Reg. No. 333-257103), filed with the SEC on June 15, 2021).
4.1	Business Combination Agreement, dated as of January 31, 2021, as it may be amended, by and among Kismet, Pubco, the Sponsor, solely in its capacity as Kismet’s representative, the Company, Fantina Holdings Limited, a private limited liability company domiciled in Cyprus, solely in its capacity as the Company Shareholders representative, and the shareholders of the Company party thereto (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-257103), filed with the SEC on June 15, 2021).
4.2	Amendment No. 1 to Business Combination Agreement, dated as of July 17, 2021, by and among Kismet, the Sponsor, solely in its capacity as Kismet’s representative, Pubco, the Company, Fantina Holdings Limited, solely in its capacity as the Company Shareholders representative and the shareholders of the Company party thereto (incorporated by reference to Exhibit 2.2 to Amendment No. 2 to the Registration Statement on Form F-4 (Reg. No. 333-257103), filed with the SEC on July 28, 2021).
4.3*	Amendment No. 2 to Business Combination Agreement, dated as of August 11, 2021, by and among Kismet, the Sponsor, solely in its capacity as Kismet’s representative, Pubco, the Company, Fantina Holdings Limited, solely in its capacity as the Company Shareholders representative and the shareholders of the Company party thereto.
4.4	A&R Forward Purchase Agreement, dated as of January 31, 2021, by and among Kismet Acquisition One Corp, Kismet Sponsor Limited, and Pubco (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (Reg. No. 333-257103), filed with the SEC on June 15, 2021).
4.5*†	Registration Rights Agreement, by and among Pubco and the other parties thereto.
4.6*†	Lockup Agreement, between Pubco and the other parties thereto.
4.7*	Lock-up Agreement, between Pubco and Kismet Sponsor Limited.
4.8	Form of Subscription Agreement (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Registration Statement on Form F-4 (Reg. No. 333-257103), filed with the SEC on July 28, 2021).
4.9*	Form of Director and Officer Indemnification Agreement.
8.1*	Subsidiaries of Pubco.
15.1*	Consent of JSC “KPMG”.
15.2*	Consent of WithumSmith+Brown, PC.

(*)
Filed herewith

(†)
Certain identified confidential information has been redacted from this exhibit because disclosure of that information would constitute a clearly unwarranted invasion of personal privacy.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.
NEXTERS INC.
Date: August 27, 2021	By: /s/Andrey Fadeev Name: Andrey Fadeev Title: Chief Executive Officer