Form 20-F
period 2022-12-31
GDEV Inc.
filed 2023-06-26
CIK 1848739

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-40758

GDEV Inc.

(Exact name of registrant as specified in its charter)

Not applicable	British Virgin Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

GDEV Inc.

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35725580040

(Address of principal executive offices)

Andrey Fadeev

Chief Executive Officer

GDEV Inc.

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35725580040

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	GDEV	The Nasdaq Global Market
Warrants	GDEVW	The Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report:             197,092,402             ordinary shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to Rule 10D-1(b) under the Exchange Act.  ☐

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

Auditor Name: KPMG Certified Auditors S.A.	Auditor Location: Athens, Greece	Auditor Firm ID: 1084

i

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated in this Annual Report, all references to the “Company,” the “Group,” “we,” “us” or “our” refer to GDEV Inc., together with its consolidated subsidiaries as a consolidated entity, and references to the “Issuer” refer to GDEV Inc. as a standalone company.

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

SELECTED DEFINITIONS

The following terms used in this Annual Report are defined below, unless the context otherwise requires:

“2021 ESOP” means the Company’s 2021 Employee Stock Option Plan adopted by the Company’s board of directors on November 16, 2021.

“Business Combination Agreement” means the Business Combination Agreement, dated as of January 31, 2021, as amended on July 17, 2021 and August 11, 2021, by and among Kismet, the Issuer, the Sponsor, solely in its capacity as Kismet’s representative, Nexters Global, Fantina Holdings Limited, a private limited liability company domiciled in Cyprus, solely in its capacity as the Company Shareholders representative, and the shareholders of Nexters Global party thereto.

“BVI” means British Virgin Islands.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Companies Act” means the BVI Business Companies Act, 2004 (as amended).

“Company” means GDEV Inc. (formerly, Nexters Inc.), a British Virgin Islands business company, and its consolidated subsidiaries.

“Company Shareholders” means the shareholders of Nexters Global prior to the closing of the Transactions.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“GDEV” means GDEV Inc. (formerly, Nexters Inc.), a British Virgin Islands business company.

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

“Merger” means the merger of Kismet with and into the Issuer, as a result of which the separate corporate existence of Kismet ceased, with the Issuer continuing as the surviving company, and the security holders of Kismet (other than security holders of Kismet who elected to redeem their Kismet ordinary shares) became security holders of the Issuer.

“Nasdaq” means the Nasdaq Global Market.

“Nexters Global” means Nexters Global Ltd., a private limited liability company domiciled in Cyprus, and its consolidated subsidiaries.

“PCAOB” means the Public Company Accounting Oversight Board.

“PIPE” means the issuance and sale of newly issued ordinary shares of the Issuer to the certain investors in private placements outside the United States in reliance on Regulation S under the Securities Act consummated substantially concurrently with the closing of the Transactions.

“Registration Rights Agreement” means the Registration Rights Agreement entered into by and among the Issuer, the Key Company Shareholders and the Sponsor in connection with the closing of the Transactions.

“SEC” means the U.S. Securities Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Share Acquisition” means the acquisition by the Issuer all of the issued and outstanding share capital of Nexters Global in exchange for the payment, issue and delivery to the Company Shareholders of a combination of cash and GDEV ordinary shares, pursuant to which Nexters Global became a direct wholly owned subsidiary of the Issuer.

“Sponsor” means Kismet Sponsor Limited, a British Virgin Islands business company.

“Transactions” means the transactions contemplated by the Business Combination Agreement which, among other things, provided for the Merger, the Share Acquisition and, unless the context otherwise requires, the PIPE subscription financing.

“Warrant Agreement” means the warrant agreement governing GDEV’s outstanding warrants, comprising the warrant agreement, dated as of August 5, 2020, between Kismet and Continental Stock Transfer & Trust Company and the assignment, assumption and amendment agreement, dated as of August 25, 2021, by and among Kismet, the Issuer and Continental Stock Transfer & Trust Company.

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

INDUSTRY AND MARKET DATA

In this Annual Report, we present industry data, information and statistics regarding the markets in which we compete as well as publicly available information, industry and general publications and research and studies conducted by third parties. This information is supplemented where necessary with our own internal estimates and information obtained from discussions with our customers, taking into account publicly available information about other industry participants and the Company’s management’s judgment where information is not publicly available. This information appears in “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” and other sections of this Annual Report.

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

v

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report and the information incorporated by reference herein include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements with respect to (i) our revenues, Bookings, performance, strategies, plans, prospects, forecasts and other aspects of our business, (ii) trends in the gaming industry, (iii) our target cohorts and user and the expected arrangement with them, (iv) our projected growth opportunities, including relative to our competitors and (v) other statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future.

Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this Annual Report are based our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions. Many factors could cause actual results or performance to be materially different from those expressed or implied by the forward-looking statements in this Annual Report, including among other things:

●	our ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities;
●	changes in general economic or political conditions in the countries or regions in which we operate;
●	changes, conditions or effects that generally affect the mobile game industry;
●	our potential inability to achieve our projected Bookings growth and scale its platform;
●	our potential inability to maintain our current revenue stream and its relationships with players and advertisers;
●	our potential inability to execute our M&A strategy;
●	the enforceability of our intellectual property and protection of our proprietary information;
●	the risk to our business, operations and plans if internal processes and information technology systems are not properly maintained and risks associated with our operational reliance on third parties, including third-party platforms and infrastructure;
●	the risk to our business, operations and plans from cyber-attacks or other privacy or data security incidents;
●	the ability to maintain the listing of our securities on a recognized securities exchange;
●	changes in the competitive and regulated industries in which we operate, variations in operating performance across competitors, changes in laws and regulations (including data privacy, cybersecurity and tax laws and regulations) affecting our business and changes in our capital structure;
●	the risk of downturns and a changing regulatory landscape in the highly competitive industry in which the we operate;
●	the effect of global epidemics and contagious disease outbreaks, including COVID-19, and public perception thereof;
●	volatility in the price of our securities; and
●	the other matters described in the section titled “Item 3. Key Information—D. Risk Factors.”

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

Summary of Risk Factors

The risks more fully described below that relate to our business include, but are not limited to, the following important risks:

●	We rely on third-party platforms, such as the iOS App Store, Facebook, and Google Play Store, to distribute our games and collect revenues, and such platforms may adversely change their policies.
●	Our core game offering, Hero Wars, generates a substantial portion of our revenue.
●	A small percentage of total users have generated a majority of our revenues.
●	Our free-to-play business model, and the value of virtual items sold in our games, is highly dependent on how we manage the game revenues and pricing models.
●	We may be unable to successfully develop new games.
●	We operate in a highly competitive industry with low barriers to entry.
●	Legal or regulatory restrictions or proceedings could adversely impact our business and limit the growth of our operations.
●	Security breaches or other disruptions could compromise our information or the information of our players and expose us to liability.

●	Our inability to protect our intellectual property and proprietary information could adversely impact our business.
●	Our use of open source software in connection with certain of our games, may pose particular risks to our proprietary software, games and services in a manner that could have a negative impact on our business.
●	We face added business, political, regulatory, operational, financial and economic risks as a result of our operations and distribution in a variety of countries.
●	We have no controlling shareholders, however, the loss of one or more of our largest shareholders could significantly harm our business.
●	In connection with the preparation of the Company’s consolidated financial statements as of and for each of the years ended December 31, 2022, 2021 and 2020, we identified material weaknesses in our internal controls over financial reporting.
●	The price of our ordinary shares and warrants may be volatile.
●	Sales of a substantial number of our ordinary shares in the public market by our securityholders could cause the price of our ordinary shares to fall.

Risks Related to the Company’s Business and Operations

We rely on third-party platforms, such as the iOS App Store, Facebook, Huawei and Google Play Store, to distribute our games and collect revenues generated on such platforms and rely on third-party payment service providers to collect revenues generated on our own platforms.

Our games are primarily accessed and operated through Apple, Facebook, Google, Xsolla and Huawei, which also serve as significant online distribution platforms for our games. Substantially all of the virtual items that we or our distributors sell to paying players are purchased using the payment processing systems of these platforms. Consequently, our prospects and expansion depend on our continued relationships with these providers, and any other emerging platform providers that are widely adopted by our target players. We and our distributors are subject to the standard terms and conditions of these platform providers for application developers, which govern the content, promotion, distribution, operation of games and other applications on their platforms, as well as the terms of the payment processing services provided by the platforms, and which the platform providers can change unilaterally with little or no notice. Our business would be harmed if:

●	the platform providers discontinue or limit our or our distributors’ access to their platforms;
●	governments or private parties, such as internet providers, impose bandwidth restrictions or increase charges or restrict or prohibit access to those platforms;
●	governments or private parties impose restrictions, prohibitions or conditions in relation to payments;
●	the platforms increase the fees they charge us or our distributors;
●	the platforms modify their algorithms, communication channels available to developers, respective terms of service or other policies;
●	the platforms decline in popularity;
●	the platforms adopt changes or updates to their technology that impede integration with other software systems or otherwise require us to modify our technology or update our games in order to ensure players can continue to access our games and content with ease;
●	the platforms elect or are required to change how they label free-to-play games or take payment for in-game purchases;

●	the platforms block or limit access to the genres of games that we or our distributors provide in any jurisdiction;
●	the platforms impose restrictions or spending caps or make it more difficult for players to make in-game purchases of virtual items;
●	the platforms change how the personal information of players is made available to developers or develop or expand their own competitive offerings; or
●	we or our distributors are unable to comply with the platform providers’ terms of service.

If our platform providers do not perform their obligations in accordance with our platform agreements, we could be adversely impacted. For example, in the past, some of these platform providers have been unavailable for short periods of time, unexpectedly changed their terms and conditions, or experienced issues with their features that permit our players to purchase virtual items. Additionally, we rely on Xsolla, a third-party online payment service provider, to process any payments generated on games accessed and operated on our own proprietary platform. If this third-party service provider is unable to process payments, even for a short period of time, our business would be harmed. These platforms and our third-party online payment service provider may also experience security breaches or other issues with their functionalities, which could expose us to data breaches and could result in negative publicity, loss of customer confidence, fines from regulators and exposure to litigation. In addition, if we do not adhere to the terms and conditions of our platform providers, the platform providers may take actions to limit the operations of, suspend or remove our games from the platform, and/or we may be exposed to liability or litigation. For example, in August 2020, Epic Games, Inc., or Epic Games, attempted to bypass Apple and Google’s payment systems for in-game purchases with an update that allowed users to make purchases directly through Epic Games in its game, Fortnite. Apple and Google promptly removed Fortnite from their respective app stores, and Apple filed a lawsuit seeking injunctive relief to block the use of Epic Games’ payment system and seeking monetary damages to recover funds made while the updated version of Fortnite was active. In September 2021, a court ruled that Apple must provide other payment options for in-app game purchases within a certain time, however, Apple is not required to allow Fortnite back on its app store. Both parties have appealed the ruling.

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

In-game purchases involve discretionary spending on the part of consumers. Consumers are generally more willing to make discretionary purchases, including purchases of games and services like ours, during periods in which favorable economic conditions prevail. As a result, our games may be sensitive to general economic conditions and economic cycles. Difficult economic conditions in the markets in which we compete or seek to expand, such as decreases in per capita income and level of disposable income driven by increases in inflation, energy costs, income (and other) taxes and the cost of living, increased and prolonged unemployment or a decline in consumer confidence, in each case, as a result of worldwide or regional recession, the COVID-19 pandemic, the Russia-Ukraine conflict or other geopolitical tension, political instability or other country-specific factors, or other economic disruptions, could have a material adverse effect on the demand for our games. For example, under difficult economic conditions, consumers may seek to reduce discretionary spending by foregoing entertainment activities such as the playing of our games and incurring costs related to in-game purchases.

In fact, 2022 was the first year over the past decade when the worldwide gaming revenue decreased year-over-year, with a 5.1% decrease of the total gaming market in 2022 as compared with 2021, according to Newzoo. While one of the key reasons for the negative market dynamics in 2022 was, we believe, a result of the easing of the COVID-19 restrictions, which brought the consumers’ spending in online games back to historical normal levels in 2022 as compared with the earlier years impacted by the COVID-19 pandemic, we also attribute part of the decrease to more difficult economic conditions brought on by inflation, which limited consumers’ disposable income. Consistent with the general negative development in the gaming market, during 2022, the Company's Bookings declined by 20% compared to 2021, with the significant reduction in our marketing budget in 2022 contributing to the decline. Furthermore, MPUs for Hero Wars for 2022 decreased by 24% compared to 2021.

A reduction or shift in domestic or international consumer spending could also result in an increase in our marketing and promotional expenses, in an effort to offset that reduction, and could negatively impact our business.

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

Our business is primarily dependent on the success of a single core game offering, Hero Wars, and on our ability to consistently enhance and improve it, as well as our other games that achieve popularity. Historically, we have depended on Hero Wars for a majority of our revenues, and we expect that this dependency will continue for the foreseeable future. For the years ended December 31, 2022, 2021 and 2020, Hero Wars generated 96%, 99% and 98%, respectively, of our revenues for each period. For a game to remain popular and to retain players, we must constantly enhance, expand and upgrade the game with new features, offers, and content that players find attractive. As a result, each of our games require significant product development, marketing and other resources to develop, launch and sustain popularity through regular upgrades, expansions and new content, and such costs on average have increased over time. Even with these investments, we may experience sudden declines in the popularity of Hero Wars or any of our other games and fluctuations in the number of daily average users and monthly average users.

A small percentage of total users have generated a majority of our revenues, and we may be unable to attract new paying or retain existing paying users and maintain their spending levels.

Revenues of free-to-play games typically rely on a small percentage of players who spend moderate or large amounts of money in games to receive special advantages, levels, access and other features, offers, or content. The vast majority of users play free of charge or only occasionally spend money in games. As a result, compared to all users who play our games in any period, only a small percentage of such users were paying users. For example, for the year ended December 31, 2022, our Monthly Payer Conversion was 4.4%. In addition, a large percentage of our revenues comes from a small subset of these paying users. For example, for the year ended December 31, 2022, 126 thousand, or 10% of our total number of the annual paying users, generated 87% of our Bookings, while for the year ended December 31, 2021, 122 thousand, or 10% of our total number of annual paying users, generated 84% of our Bookings. The growth in the number of high paying users was 3.2% in 2022 as compared with 2021. Because many users do not generate revenues, and each paying user does not generate an equal amount of revenues, it is particularly important for us to retain the small percentage of paying users and to maintain or increase their spending levels. There can be no assurance that we will be able to continue to retain paying users or that paying users will maintain or increase their spending. If we fail to attract and retain a significant number of new and existing players to our games or if we experience a reduction in the number of players of our most popular games or any other adverse developments relating to our most popular games occur, our market share and reputation could be harmed and there could be a material adverse effect on our business, financial condition and results of operations. It is possible that we could lose more paying users than we gain in the future, which would cause a decrease in the monetization of our games and could have a material adverse effect on our business, financial condition and results of operations.

We invest in new user acquisition and rely on monetization strategies to convert users to paying users, retain our existing paying users and maintain or increase the spending levels of our paying users. In 2022, we significantly reduced our marketing budget in response to a decline in the effectiveness of our marketing spend due to market conditions in the gaming industry. If our investments on new user acquisition and monetization strategies do not produce the desired results, we may fail to attract, retain or monetize users and may experience a decrease in spending levels of existing paying users, any of which would result in lower revenues for our games and could have a material adverse effect on our business, financial condition and results of operations.

We believe that the key factors in attracting and retaining paying users include our ability to enhance existing games and game experiences in ways that are specifically appealing to paying users. These abilities are subject to various uncertainties, including but not limited to:

●	general market conditions affecting our industry;

●	our ability to provide an enhanced experience for paying users without adversely affecting the gameplay experience for non-paying users;
●	our ability to continually anticipate and respond to changing user interests and preferences generally and to changes in the gaming industry;
●	our ability to timely and adequately react in case of general rise of user discontent with our games or any of their existing or new features, including any coordinated actions by paying users;
●	our ability to compete successfully against a large and growing number of industry participants with essentially no barriers to entry;
●	our ability to hire, integrate and retain skilled personnel;
●	our ability to increase penetration in, and enter into new markets;
●	our ability to achieve a positive return on our user acquisition and other marketing investments and to drive organic growth; and
●	our ability to minimize and quickly resolve bugs or outages.

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

Our games are available to players free of charge, and we generate the majority of our revenues from the sale of virtual items when players make voluntary in-game purchases. For example, in each of the years ended December 31, 2022, 2021 and 2020, we derived 95.8%, 93.7% and 94.2%, respectively, of our revenues from in-game purchases.

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

When our players use our games, we may collect both personally identifiable and non-personally identifiable data about the player. Often, we use some of this data to provide a better experience for the player by delivering relevant content and advertisements. Our players may decide not to allow us to collect some or all of this data or may limit our use of this data. Any limitation on our ability to collect data about players and game interactions would likely make it more difficult for us to deliver targeted content and advertisements to our players. Furthermore, evolving data protection laws could impact our ability to collect data and to deliver targeted content and advertisements. See “—Risks Related to the Company’s Information Technology and Data Security—Data privacy and security laws and regulations, and related guidance and standards, in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions, civil lawsuits (including class action or similar representative lawsuits) and other penalties; such laws and regulations are continually evolving. Our or our platform and service providers’ actual or perceived failure to comply with these laws and regulations could harm our business.” Interruptions, failures or defects in our data collection, mining, analysis and storage systems, as well as privacy concerns and regulatory restrictions regarding the collection of data, could also limit our ability to aggregate and analyze player data. If that happens, we may not be able to successfully adapt to player preferences to improve and enhance our games, retain existing players and maintain the popularity of our games, which could cause our business, financial condition, or results of operations to suffer.

Additionally, internet-connected devices and operating systems controlled by third parties increasingly contain features that allow device users to disable functionality that allows for the delivery of advertising on their devices, including through Apple’s Identifier for Advertising, or IDFA, or Google’s Advertising ID for Android devices, or AAID. Device and browser manufacturers may include or expand these features as part of their standard device specifications. For example, the release of iOS 14 brought with it a number of new changes, including the need for app users to opt-in before their IDFA can be accessed by an app (which came into effect in April 2021). Further changes could include the removal of such mobile advertising IDs from operating systems altogether. As a consequence, the ability of advertisers to accurately target and measure their advertising campaigns at the user level has become and may continue to be significantly limited and developers have experienced and may continue to experience a significant increase in costs. If players elect to not opt-in once these changes are in effect, if they utilize the current opt-out mechanisms in greater numbers, or if mobile advertising IDs are phased out, our ability to deliver effective advertisements would suffer, which has adversely affected and could continue to adversely affect our revenues from in-game advertising. Furthermore, our ability to efficiently target users is impacted, which has led and could continue to lead to less efficient user acquisition and make it more difficult for us to attract paying users, which could cause our business, financial condition or results of operations to suffer.

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

In addition, the expected cost synergies associated with such acquisitions may not be fully realized in the anticipated amounts or within the contemplated timeframes, which could result in increased costs and have an adverse effect on our prospects, results of operations, cash flows and financial condition. We would expect to incur incremental costs and capital expenditures related to integration activities. Acquisition transactions may also disrupt our ongoing business, as the integration of acquisitions would require significant time and focus from management and might delay the achievement of our strategic objectives. For example, on January 25, 2022, we entered into share purchase agreements to acquire 100% of the issued share capital of Gracevale Limited, the parent company of Cubic Games, the developer and publisher of the mobile first-person shooter game Pixel Gun 3D. In order to successfully integrate the acquired companies’ operations into ours, we will need to align their accounting, corporate governance and other policies with our own internal structures, consistent with those of a public company. To the extent that we are unable to efficiently integrate these companies into ours, there may be a material adverse effect on our business, financial condition and result of operations. Furthermore, if we are unable to identify or adequately assess the quality of potential new projects or properly manage the cost of our investments, or if our investments do not prove to be successful due to various reasons outside of our control (including without limitation, due to market conditions, actions of our counterparties or regulatory requirements), we may not realize the expected benefit, incur increased costs or suffer reputational damage, which may lead to a material adverse effect on our business, financial condition and result of operations.

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

Furthermore, we may target or maintain a non-controlling interest in companies as part of our acquisition strategy. For example, in the first quarter of 2022 we acquired non-controlling stakes in RJ Games (the publisher of Puzzle Breakers, a puzzle RPG) and Royal Ark (the publisher of the survival RPG titles Dawn of Zombies and Shelter War). Acquisitions of interests in companies in which we share or have no control, and the dilution of our interests in or a further reduction of our control of companies, will involve additional risks that could cause the performance of our interests and our operating results to suffer, including:

●	the management teams or other equity or debt holders of these companies having economic or business interests or objectives that are different from ours, and
●	these companies not taking our advice with respect to the financial or operating issues they may encounter.

Our inability to control companies in which we have a non-controlling interest also could prevent us from assisting them, financially or otherwise, or could prevent us from liquidating our interests in them at a time or at a price that is favorable to us. Additionally, these companies may not act in ways that are consistent with our business strategy. These factors could hamper our ability to maximize returns on our interests and cause us to incur losses on our interests in these companies.

If we fail to develop or acquire new games that achieve broad popularity, we may be unable to attract new players or retain existing players, which could negatively impact our business.

Developing or acquiring new games that achieve broad popularity is vital to our continued growth and success. In 2021, we launched two new titles, Chibi Island and Island Questaway, and in 2022, we invested in developing titles, Puzzle Breakers, Dawn of Zombies and Shelter War. In 2023, we plan to further expand gameplays within our current products as well as work towards new game offerings. Our ability to successfully develop these games or to acquire and progress new games, and the ability of any of our games to achieve broad popularity and commercial success depends on a number of factors, including our ability to:

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

Moreover, current and future competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with others, including our current or future business partners or third-party software providers. In fact, some of the largest mergers and acquisitions in the history of the gaming industry took place (or were announced) in 2022, including Microsoft’s proposed acquisition of Activision Blizzard for $68.7 billion, Take-Two’s purchase of Zynga for $12.7 billion and Sony’s purchase of Bungie for $3.6 billion. Any such strategic acquisitions or cooperative relations established by our competitors may increase their scale, their ability to meet the needs of existing or prospective players and compete for similar human resources. If we are unable to compete effectively, successfully and at a reasonable cost against our existing and future competitors, our results of operations, cash flows and financial condition would be adversely impacted.

Our ability to successfully attract in-game advertisers depends on our ability to design an attractive advertising model that retains players.

While the vast majority of our revenues are generated by in-game purchases, a portion of our revenues are generated from the sale of in-game advertisements. For example, in each of the years ended December 31, 2022, 2021 and 2020, we derived 4.2%, 6.3% and 5.8%, respectively, of our revenues from in-game advertising. If we are unable to attract and maintain a sufficient player base or otherwise fail to offer attractive in-game advertising models, advertisers may not be interested in purchasing such advertisements in our games, which could adversely affect our revenues from in-game advertising. Alternatively, if our advertising inventory is unavailable and the demand exceeds the supply, this limits our ability to generate further revenues from in-game advertising, particularly during peak hours and in key geographies. Further, a full inventory may divert advertisers from seeking to obtain advertising inventory from us in the future, and thus deprive us of potential future in-game advertising revenues. This could have a material adverse effect on our reputation and our business, financial condition and results of operations.

In addition, if we include in-game advertising in our games that players view as excessive, such advertising may materially detract from players’ gaming experiences, thereby creating player dissatisfaction, which may cause us to lose players and revenues, and negatively affect the in-game experience for players making purchases of virtual items in our games.

If we develop and acquire new games that achieve success, it is possible that these games could divert players of our other games without growing the overall size of our network, which could harm our results of operations.

As we develop and acquire new games, it is possible that these games could cause players to reduce their playing time and purchases in our other existing games without increasing their overall playing time or purchases. In addition, we also may cross-promote our new games in our other games, which could further encourage players of existing games to divert some of their playing time and spending on existing games. If new games do not grow or generate sufficient additional revenues to offset any declines in purchases from our other games, our revenues could be materially and adversely affected.

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

In addition, there are ongoing academic, political and regulatory discussions in the United States, Europe, Australia and other jurisdictions regarding whether certain game mechanics, such as loot boxes, should be subject to a higher level or different type of regulation than other game genres or mechanics to protect consumers, in particular minors and persons susceptible to addiction, and, if so, what such regulation should include. Additionally, loot box game mechanics have been the subject of increased public discussion – for example, the Federal Trade Commission, or FTC, held a public workshop on loot boxes in August 2019, and at least one bill has been introduced in the U.S. Senate that would regulate loot boxes in games marketed toward players under the age of 18. Belgium has imposed an effective ban on loot boxes in video games which are purchasable with real world currency, and loot boxes remain under legislative scrutiny in other European jurisdictions, including the Netherlands, Spain and Finland, and a number of European consumer groups are advocating for tighter restrictions on the use of paid-for loot boxes. In January 2023, the European Parliament adopted a report calling on the European Commission to enhance controls on loot boxes. Following a two-year enquiry, the UK government called for the industry to self-regulate more effectively; a technical working group was convened to pursue enhanced industry-led measures to improve consumer protections and is expected to publish recommendations in 2023. China has applied stringent requirements and limitations on online game operations and has been developing and tightening the regulations on the offering of loot boxes in recent years, including, among other things, that loot boxes cannot be acquired with direct investment of real money or virtual currency, that all items available in loot boxes must be obtainable through other means or be provided with items of the same features obtainable through other means, and the odds of winning must be published. Japan has implemented a self-regulatory approach to loot boxes. The use of loot boxes in computer games is currently unregulated in Australia but a private members’ bill has been tabled in the Australian Parliament in 2022 proposing that computer games containing loot boxes be restricted to players over the age of 18.

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

The online gaming and interactive entertainment industries are relatively new and continue to evolve. Whether these industries grow and whether our online business will ultimately succeed, will be affected by, among other things, developments in social networks, mobile platforms, legal and regulatory developments (such as the passage of new laws or regulations or the extension of existing laws or regulations to online gaming and related activities), taxation of gaming activities, data and information privacy and payment processing laws and regulations, and other factors that we are unable to predict and which are beyond our control. Given the dynamic evolution of these industries, it can be difficult to plan strategically, including as it relates to product launches in new or existing jurisdictions that may be delayed or denied, and it is possible that competitors will be more successful than we are at adapting to change and pursuing business opportunities. Additionally, as the online gaming industry advances, including with respect to regulation in new and existing jurisdictions, we may become subject to additional compliance-related costs, including as it relates to regulatory payments and charges, licensing and taxes. For example, we have in the past received a notification from regulatory authorities in Vietnam that we should obtain certain licenses in order to able to continue offering our games in Vietnam. There can be no assurance that we will be not required to cease offering our games on certain platforms in Vietnam pending receipt of the relevant licenses. Consequently, we cannot provide assurance that our online and interactive offerings will grow at the rates expected, or be successful in the long term. If our products do not obtain popularity or maintain popularity, or if they fail to grow in a manner that meets its expectations, or if we cannot offer our product offerings in particular jurisdictions that may be material to our business, our business, results of operations and financial condition could be harmed.

The recent COVID-19 pandemic and similar health epidemics, contagious disease outbreaks and public perception thereof, could significantly disrupt our operations and adversely affect our business, results of operations, cash flows or financial condition.

The recent COVID-19 pandemic, epidemics, medical emergencies and other public health crises outside of our control could have a negative impact on our business. Large-scale medical emergencies can take many forms and can cause widespread illness and death. In particular, the global spread and impact of the COVID-19 pandemic is complex, unpredictable and continuously evolving. The COVID-19 pandemic led governments and other authorities around the world to impose measures intended to control its spread, including restrictions on large gatherings of people, travel bans, border closings and restrictions, business closures, quarantines, shelter-in-place orders, social distancing measures and vaccine requirements. While the outbreak recently appeared to be trending downward as vaccination rates increased, resulting in the easing of restrictions, new variants of COVID-19 continue emerging, spreading globally and causing significant uncertainty.

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

We cannot predict the other potential longer-term impacts of the COVID-19 pandemic on our business or operations, and there is no guarantee that any near-term trends in our results of operations will continue, particularly if the COVID-19 pandemic and the adverse consequences thereof continue for a long period of time. Any further adverse impacts caused by the COVID-19 pandemic could further deteriorate employment rates and the economy, detrimentally affecting our consumer base and divert player discretionary income to other uses, including for essential items. These events could adversely impact our cash flows, results of operations and financial conditions and heighten many of the other risks described in these “Risk Factors.” Furthermore, while we saw increased consumer interest and engagement in online gaming during 2020 and 2021, which we in part attribute to the travel restrictions, lockdowns and other social distancing measures implemented by governments to combat the COVID-19 pandemic. With the easing of these restrictions, the gaming industry has generally experienced a decline in Bookings. Our Bookings decreased in 2022 by 20% as compared with 2021 correlating to this trend and certain other negative effects in the market. As our marketing investments tapered back to historical normal levels, we could experience a further decrease in user activity or spending in line with the general industry trend, which could adversely impact our cash flows, operating results, and financial condition. Furthermore, there can be no assurance that any re-imposition of any such restrictive measures in a renewed effort to control the spread of COVID-19 variants will result in the effects we have experienced in the past. In addition, while we may take actions as may be required to reduce the risks posed by COVID-19, there is no certainty that such measures will be sufficient to mitigate the risks posed by COVID-19.

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

Although we have players across the globe, we derive a significant portion of our revenues from a limited number of countries and are dependent on access to those markets. For example, for the year ended December 31, 2022, 33% of our revenues were derived from users located in the United States, 26% of our revenues were derived from users located in Asia, with Japan and South Korea being the key drivers, and 21% of our revenues were derived from users located in Europe. Our ability to retain paying players depends on our success in these geographies, and if we were to lose access to these markets or experience a decline in players in these geographies for any reason, it would have a material adverse effect on our business, financial condition and results of operations.

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

We are highly dependent on the continued services and performance of our key personnel, including, in particular Andrey Fadeev and Boris Gertsovskiy, our co-founders, and our other executive officers and senior management team. Moreover, our success is highly dependent on the abilities of our co-founders’ decision-making process with respect to the day-to-day and ongoing needs of our business, as well as their more fundamental understanding of our Company as its co-founders. Although we have entered into an employment agreements with our co-founders, either co-founder can terminate his employment, subject to certain agreed notice periods and post-termination restrictive covenants. We do not maintain key-man insurance for any executive officer or member of our senior management team.

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

Our revenue growth rate and financial performance in recent periods may not be indicative of future performance, and our revenue may decline in the future compared to prior periods.

Although we have experienced rapid revenue growth in recent periods, with revenue of $479.7 million, $434.1 million and $260.9 million for the years ended December 31, 2022, 2021 and 2020, respectively, as we continue to grow our business, we have already experienced a decline in our revenue growth rates. Our revenue growth rate may continue to decline, or the level of revenue we are able to generate may itself decline, compared to prior fiscal years due to a number of reasons, which may include more challenging comparisons to prior periods, a decrease in the growth of our overall market or market saturation, slowing demand for our games, our inability to continue to acquire games or game studios, and our inability to capitalize on growth opportunities. In addition, our revenue may experience increased volatility due to global societal and economic disruption, such as those related to the COVID-19 pandemic and related government responses thereto.

Our business may suffer if we do not successfully manage our current and potential future growth.

We have grown significantly in recent years, and we intend to continue to expand the scope of the games we provide. Our revenues increased from $260.9 million in the year ended December 31, 2020 to $434.1 million in the year ended December 31, 2021 and to $479.7 million in the year ended December 31, 2022. Our anticipated future growth, particularly to the extent that we experience rapid growth, will likely place significant demands on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to operate effectively, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully adapt our existing systems and introduce new systems, expand, train and manage our employees and improve and expand our marketing capabilities. Further, our continued growth will depend to some degree on our continuing ability to find additional commercially viable acquisitions, or expanding our internal development.

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

Based on our current plans and market conditions, we believe that cash flows generated from our operations will be sufficient to satisfy our anticipated cash requirements in the ordinary course of business for the foreseeable future. However, we intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new games and features or enhance our existing games, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing we secure in the future could include restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

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

Tax laws are dynamic and therefore subject to regular change as new laws are passed and new interpretations of existing laws are issued or applied. Our existing corporate structure and intercompany arrangements have been implemented in a manner which we consider to be in compliance with current prevailing tax laws. However, the tax treatment of our structure and any transactions between entities in our group, in the British Virgin Islands and Cyprus as well as in other applicable jurisdictions, could be subject to material adjustment. In addition, we expect taxing authorities in the jurisdictions where we do business, or are deemed to do business, for tax purposes, to audit or examine our income and transactions. The ultimate outcome of any such review processes, and any engagement we have with the relevant tax authorities, are difficult to predict.

We may be exposed to taxation in jurisdictions other than Cyprus if we are treated as having a permanent establishment or as being a tax resident in any of those jurisdictions. While we do not believe that either the Issuer or Nexters Global will be treated as having a tax residence or a permanent establishment elsewhere outside of Cyprus, we cannot provide assurance that foreign tax authorities will not attempt to claim that our entities have permanent establishment or tax residence in their jurisdictions. If any of the foregoing occurs, additional taxes, as well as related penalties, may be imposed on us and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

Our technology infrastructure is critical to the performance of our games and to player satisfaction. Most of our games run on public cloud computing systems run through Amazon Web Services with respective servers located in Ireland and Germany. The servers that host our systems located in these data centers are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of these events could cause our games to become unavailable for a short or long period of time. We have experienced, and may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, malicious attempts to cause platform unavailability, and capacity constraints. If a particular game is unavailable when players attempt to access it or navigation through a game is slower than they expect, players may stop playing the game and may be less likely to return to the game as often, if at all. Similarly, certain games rely on third-party data centers, which may have similar risks over which we would have less control. A failure or significant interruption in our game service would harm our reputation and operations. We expect to continue to make significant investments in our technology infrastructure to maintain and improve all aspects of player experience and game performance. To the extent that our disaster recovery systems are not adequate, or we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate increasing traffic, our business and results of operations may suffer. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance, which may increase any potential harms that the business may suffer from systems failure or business interruptions.

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

Our information technology infrastructure may be vulnerable to computer viruses or physical or electronic intrusions that our security measures may not detect. We have experienced security incidents in the past, and we may face additional attempted and actual security intrusions in the future. Any circumvention of our security measures could result in the misappropriation or disclosure of confidential or proprietary information, interrupt our operations, result in financial loss or otherwise cause damage to our reputation and business. Further, the ability to bypass our information security controls could degrade our trust and safety programs, which could expose individuals to a risk of physical harm or violence.

If there is a breach of our computer systems and we know or suspect that certain personal information has been exfiltrated, accessed, or used inappropriately, we may need to inform individual whose data was stolen, accessed, or used. For instance, laws in all fifty U.S. states and outside the United States (and sometimes contractual and/or other obligations) require notification of certain incidents to a number of third parties, such as customers, regulators, credit reporting agencies or others when certain information has been compromised as a result of a security breach. Further, under certain regulatory schemes, such as the California Consumer Privacy Act, as discussed below, we may be fined and/or liable for statutory damages on a per breached record basis, irrespective of any actual damages or harm to the individual. This means that in the event of a breach we could face government scrutiny or consumer class actions alleging statutory damages amounting to hundreds of millions, and possibly billions of dollars. In addition, a significant cyber incident could harm our reputation, cause us to breach our contracts with other parties or subject us to regulatory actions or litigation, any of which could materially affect our business, prospects, financial condition and operating results.

There are risks of security breaches both on and off our systems as we increase the types of technology we use to operate our platform, including mobile apps and third-party payment processing providers, and as we collaborate with third parties that may need to process our user data or have access to our infrastructure. The evolution of technology systems introduces ever more complex security risks that are difficult to predict and defend against. Further, there has been a surge in widespread cyber-attacks during the COVID-19 pandemic. The increase in the frequency and scope of cyber-attacks during the COVID-19 pandemic has exacerbated data security risks. An increasing number of companies, including those with significant online operations, have recently disclosed breaches of their security, some of which involved sophisticated tactics and techniques allegedly attributable to criminal enterprises or nation-state actors. While we take significant measures to guard against the type of activity that can lead to data breaches, the techniques used by bad actors to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are unknown until launched against a target. As such, we may be unable to anticipate these tactics and techniques or to implement adequate preventative measures to detect, prevent or mitigate cyber-attacks. In addition, we and our third-party vendors or suppliers that host our data may encounter attempted cyber-attacks that may take a variety of forms, including denial of service attacks, botnets, malicious file attacks, cross-site scripting, credential abuse, ransomware, bugs, viruses, worms, and malicious software programs. All of these types of cyber incidents can give rise to a variety of losses and costs, including legal exposure and regulatory fines, damages to reputation, and others.

Further, with a large geographically disparate employee base, we are not immune from the possibility of a malicious insider compromising our information systems and infrastructure. This risk has grown in light of the greater adoption of remote work following the COVID-19 pandemic. We also have a distributed community support organization including third-party providers that have access to personal information. We and other companies in our industry have dealt with incidents involving such insiders exfiltrating the personal information of customers, stealing corporate trade secrets and key financial metrics, and illegally diverting funds. No series of measures can fully safeguard against a sufficiently determined and skilled insider threat.

In addition, there may be an increased risk of cyber-attacks by state actors or others due to the current conflict between Russia and the Ukraine including, on the one hand, cybersecurity attacks perpetrated by Russia or others at its direction in response to economic sanctions or other actions taken by certain jurisdictions (including Cyprus, where our headquarters are located) against Russia in connection with its military action in Ukraine and, on the other hand, cybersecurity attacks against the Company due to its origins in Russia and its historical association with Russia, in spite of its recent divestment of all of its Russia-based subsidiaries. Any increase in such attacks on us or our systems could adversely affect our platform, networks, systems or other operations.

Bad actors have targeted and will continue to target us, such as through phishing attacks where a third party attempts to infiltrate our systems or acquire information by posing as a legitimate inquiry or electronic communication, which are fraudulent identity theft schemes designed to appear as legitimate emails from us or from our users. Bad actors may also employ other schemes aimed at defrauding our users in ways that we may not anticipate or be able to adequately guard against. Even if phishing and spamming attacks and other fraud schemes are not carried out through our systems, victims may nevertheless seek recovery from us. Because of our prominence, we believe that we are a particularly attractive target for such attacks. Though it is difficult to determine what, if any, harm may directly result from any specific scheme or attack, any failure to maintain performance, reliability, security, and availability of our offerings, services, and technical infrastructure and may harm our reputation.

The costs to eliminate or address the foregoing security threats and vulnerabilities before or after a cyber-incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service, and loss of existing or potential suppliers or players. We maintain cybersecurity policies and procedures to manage risk to our information technology systems, and we continuously adapt our systems and processes to mitigate such threats, and plan to enhance our protections against such attacks. Nevertheless, we may not be able to address these cybersecurity threats proactively or implement adequate preventative measures, and we may be unable to promptly detect and address any such disruption or security breach, if at all. As threats related to cyber-attacks develop and grow, we may also find it necessary to make further investments to protect our data and infrastructure, which may impact our results of operations. We may be unable to cover all possible claims stemming from security breaches, cyber-attacks and other types of unlawful activity, or any resulting disruptions from such events, and we may suffer losses that could have a material adverse effect on our business. We do not maintain insurance policies covering losses relating to cybersecurity incidents, which may increase any potential harms that the business may suffer from a cyber-attack. We could also be negatively impacted by existing and proposed laws and regulations in the United States, Cyprus and other jurisdictions in which we operate, as well as government policies and practices related to cybersecurity, data privacy, data localization, data protection and access to data. In addition, the platforms on which we distribute games may encourage, or require, compliance with certain security standards, such as the voluntary cybersecurity framework released by the U.S. National Institute of Standards and Technology, or NIST, which consists of controls designed to identify and manage cyber-security risks, and we could be negatively impacted to the extent we are unable to comply with such standards. See “—Data privacy and security laws and regulations, and related guidance and standards, in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions, civil lawsuits (including class action or similar representative lawsuits) and other penalties; such laws and regulations are continually evolving. Our or our platform and service providers’ actual or perceived failure to comply with these laws and regulations could harm our business.”

We rely on information technology and other systems, and any failures in our systems or errors, defects or disruptions in our games could diminish our brand and reputation, subject us to liability and disrupt our business and adversely impact our results of operations.

We rely on information technology systems that are important to the operation of our business, some of which are managed by third parties. These third parties are typically under no obligation to renew agreements and there is no guarantee that we will be able to renew these agreements on commercially reasonable terms, or at all. These systems are used to process, transmit and store electronic information, to manage and support our business operations and to maintain internal control over our financial reporting. In addition, we collect and store certain data, including proprietary business information, and may have access to confidential or personal information in certain of our businesses that is subject to privacy and security laws and regulations. We could encounter difficulties in developing new systems, maintaining and upgrading current systems and preventing security breaches. Among other things, as described above, our systems are susceptible to damage, outages, disruptions or shutdowns due to fire, floods, power loss, break-ins, cyber-attacks, ransomware, malicious file attacks, bugs, viruses, worms, cross-site scripting, credential abuse, network penetration, denial of service attacks, regulatory activities and similar events. Moreover, any failures in our computer systems or telecommunications services could affect our ability to operate our games or otherwise conduct business.

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

Substantially all of our games rely on data transferred over the internet, including wireless internet. Access to the internet in a timely fashion is necessary to provide a satisfactory player experience to the players of our games. Third parties, such as telecommunications companies, could prevent access to the internet or limit the speed of our data transmissions, with or without reason, causing an adverse impact on our player experience that may materially and adversely affect our reputation, competitive position, results of operations, cash flows and financial condition. In addition, telecommunications companies may implement certain measures, such as increased cost or restrictions based on the type or amount of data transmitted, that would impact consumers’ ability to access our games, which could in turn materially and adversely affect our reputation, competitive position, results of operations, cash flows and financial condition. Furthermore, internet penetration may be adversely affected by difficult global economic conditions or the cancellation of government programs to expand broadband access. Moreover, access to internet, applications and services which we operate or on which we depend may, in some jurisdictions, be blocked or restricted as a matter of law and speed of internet may be reduced based on decisions of regulators and courts.

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

Data privacy and security laws and regulations, and related guidance and standards, in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions, civil lawsuits (including class action or similar representative lawsuits) and other penalties; such laws and regulations are continually evolving. Our or our platform and service providers’ actual or perceived failure to comply with these laws and regulations could harm our business.

We collect, process, store, use and share data, some of which contains personal information, including the personal information of our players. Our business is therefore subject to a number of federal, state, local and foreign laws, regulations, regulatory codes and guidelines governing data privacy, data protection and security, including with respect to the collection, storage, use, processing, transmission, sharing and protection of personal information. Such laws, regulations, regulatory codes and guidelines regulations are complex, may be inconsistent across jurisdictions or conflict with other rules and their interpretation is rapidly evolving, making implementation and enforcement, and thus compliance requirements, ambiguous, uncertain, and potentially inconsistent. Compliance with such laws may require changes to our data collection, use, transfer, disclosure, other processing, and certain other related business practices and may thereby increase compliance costs or have other material adverse effects on our business.

As the scope of data privacy and security regulations worldwide continues to evolve, we believe that the adoption of increasingly restrictive regulations in this area is likely within the United States and other jurisdictions. For example, in the United States at the state level, California passed the California Consumer Privacy Act (the “CCPA”) which became enforceable by the California Attorney General in 2020, along with related regulations, which together imposed additional data protection obligations on covered businesses. Additionally, California also passed the California Privacy Rights Act (the “CPRA”), which entered into effect on January 1, 2023. The CPRA significantly modifies the CCPA, including adding new privacy rights and creating a new enforcement agency, the California Privacy Protection Agency. Effective January 1, 2023, personal information collected about California residents acting in the context of a business-to-business contact or as an employee also now fully within scope of the CCPA.

The CCPA has encouraged other new state data privacy laws, such as the Virginia Consumer Data Protection Act (“VCDPA”), the Colorado Privacy Act (“CPA”) and Connecticut Data Privacy Act (“CTDPA”), and the Utah Consumer Privacy Act (“UCPA”), which go into effect in 2023 and similarly introduce new privacy rights and impose new obligations on businesses. More generally, these laws are part of a trend toward more stringent U.S. privacy legislation. We cannot fully predict the impact of these laws, or subsequent guidance, regulations or rules on our business or operations, including those that are still in draft form, but they may increase our compliance costs and potential liability, particularly in the event of a data breach, and could have a material adverse effect on our business, including how we use personal information, our financial condition, and the results of our operations or prospects.

Outside of the United States, many countries have also adopted comprehensive data protection and security laws. In the BVI we are subject to the Data Protection Act, 2021 (the “BVI DPA”) The DPA establishes a framework of rights and duties designed to safeguard individuals’ personal data, balanced against the need of public authorities, businesses and organizations to collect and use personal data for lawful purposes. The BVI DPA is centered around seven data protection principles (the General Principle, the Notice and Choice Principle, the Disclosure Principle, the Security Principle, the Retention Principle, the Data Integrity Principle and the Access Principle). The BVI DPA is however based on the original UK Data Protection Act 1998 and therefore less comprehensive than the GDPR (defined below) and U.K. GDPR (defined below) to which we are also subject.

In the European Economic Area (the “EEA”), we are subject to the EU General Data Protection Regulation 2016/679 (the “GDPR”), which became effective in May 2018. Further, following the withdrawal of the United Kingdom from the European Union and the expiry of the transition period, from January 1, 2021, we have had to comply with the GDPR as implemented in the United Kingdom, which together with the amended United Kingdom Data Protection Act 2018 (together, the “U.K. GDPR”), retains in large part the GDPR in United Kingdom national law. The GDPR and the U.K. GDPR (collectively, the “Applicable Data Protection Laws”) impose comprehensive data privacy compliance obligations on controllers and processors of personal data in the EEA and the United Kingdom, including, for example, specific standards for obtaining consent from individuals to process their personal data, robust disclosures to individuals and a comprehensive individual data rights regime, and defined timelines for data breach notifications. The Applicable Data Protection Laws create compliance obligations applicable to our business and some of our players, which can be uncertain given rapidly developing guidance and case law, and could change our business practices, expose us to significant reputational damage, regulatory enforcement actions or assessment notices (for a compulsory audit), orders to cease/ change our data processing activities, and/ or civil lawsuits (including class action or similar representative lawsuits) by consumers or consumer organizations, amongst others, for alleged breach of data protection laws. The Applicable Data Protection Laws include financial penalties for noncompliance including possible fines of up to the greater of 4% of global annual revenues for the preceding financial year or €20 million, or £17.5 million in the United Kingdom, for the most serious violations. Many large geographies in which we operate, including Australia, Brazil, Canada and India, have passed or are in the process of passing comparable or other robust data privacy legislation or regulation, which may lead to additional costs and increase our overall risk exposure.

We are also subject to EU and UK rules with respect to cross-border transfers of personal data out of the EEA and the UK, respectively, and recent legal developments and guidance have created complexity and uncertainty regarding such transfers to other countries, in particular in relation to transfers to the United States. In July 2020, the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy Shield. The CJEU further noted that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield) alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. Following the CJEU’s ruling, there has been increased regulatory action in this area. For example, the Irish regulator has issued a draft decision requiring Meta to suspend the transfer of personal data from the EU to the United States, and the Austrian, French, Italian and Danish data protection authorities have indicated in recent rulings that use of Google Analytics by European website operators involves the unlawful transfer of personal data to the United States. A similar ruling was also recently handed down by the European Data Protection Supervisor in respect of the use of Google Analytics by the European Parliament. The Danish regulator has also issued a similar decision in respect of Google Chromebooks. We currently rely on the standard contractual clauses to transfer personal information outside the EEA and the UK, including to the United States, with respect to both intragroup and third party transfers. As the enforcement landscape further develops, and supervisory authorities issue further decisions and guidance on personal information export mechanisms, we could suffer additional costs, complaints and/or regulatory investigations or fines, we may have to stop using certain tools and vendors and make other operational changes, we have had to and will have to implement revised standard contractual clauses for existing intragroup, customer and vendor arrangements within required time frames, and/or if we are otherwise unable to transfer personal information between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could materially adversely affect our business, results of operations and financial condition. Our business also increasingly relies on machine learning, artificial intelligence and automated decision making to improve our services and tailor our interactions with our customers. However, in recent years use of these methods has come under increased regulatory scrutiny. New laws, guidance and/or decisions in this area may limit our ability to use our machine learning and artificial intelligence, or require us to make changes to our platform or operations that may decrease our operational efficiency, result in an increase to operating costs and/or hinder our ability to improve our services. For example, there are specific rules on the use of automated decision making under the GDPR that require the existence of automated decision making to be disclosed to the data subject with a meaningful explanation of the logic used in such decision making in certain circumstances, and safeguards must be implemented to safeguard individual rights, including the right to obtain human intervention and to contest any decision. Equally, the regulatory framework around the development and use of machine learning, artificial intelligence and automated decision making is evolving. In Europe, on April 21, 2021, the European Commission proposed a Regulation seeking to establish a comprehensive, risk-based governance framework for artificial intelligence in the EU market. The proposal is intended to apply to companies that develop, use and/ or provide artificial intelligence in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security and accuracy, and proposes fines for breach of up to 6% of worldwide annual turnover. In addition, on September 28, 2022, the European Commission proposed two Directives seeking to establish a harmonized civil liability regime for artificial intelligence in the EU, in order to facilitate civil claims in respect of harm caused by artificial intelligence and to include artificial intelligence-enabled products within the scope of the EU’s existing strict liability regime. If enacted, this regulatory framework is expected to have a material impact on the way artificial intelligence is regulated in the EU, and together with developing guidance and/ or decisions in this area, may affect our use of artificial intelligence and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

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

In the area of information security and data protection, many jurisdictions have passed laws requiring notification when there is a security breach for personal information or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to implement. Our security measures and standards may not be sufficient to protect personal information and we cannot guarantee that our security measures will prevent security breaches, cyber-attacks, acts of vandalism, computer viruses, malware, ransomware, denial-of-service attacks, human error issues or other similar events that lead to misplaced or lost information, programming and/or other similar issues. A security breach that compromises personal information could harm our reputation and result in a loss of player and/or employee confidence in our games and ultimately in a loss of players, which could adversely affect our business and impact our financial condition. A security breach could also involve loss or unavailability of business-critical data, and could require us to spend significant resources to mitigate and repair the breach, which in turn could compromise our growth and adversely affect our ability to attract, monetize or retain players. These risks could also subject us to liability under applicable security breach-related laws and regulations and could result in additional compliance costs, costs related to regulatory inquiries and investigations, and an inability to conduct our business. See “—If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches, we could suffer a loss of sales and increased costs, exposure to significant liability, reputational harm and other negative consequences.”

Our business could be adversely impacted by changes relating to electronic marketing or the restriction of the use of third-party cookies and similar tracking technologies.

In recent years, European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the EEA and the United Kingdom, under national laws derived from the ePrivacy Directive, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. Recent European court and regulator decisions and regulatory guidance are driving increased attention to cookies and tracking technologies. For example, the French data protection regulator and courts are increasingly active in enforcement in this area, as are other regulators as a result of actions by NOYB (a not-for-profit privacy activist group), that has issued over 700 draft complaints to European website operators regarding their cookie banners and subsequently referred over 650 complaints to relevant national regulators – and has said that it aims to seek enforcement on up to 10,000 websites in Europe.

Regulation of cookies, web beacons and other tracking technologies may lead to broader restrictions on our online activities, including efforts to understand followers’ internet usage and promote ourselves to them. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, compromise our growth strategy, adversely affect our ability to attract, monetize or retain players, divert the attention of our technology personnel, increase regulatory scrutiny, and adversely affect our business, reputation, legal exposures, margins, financial condition and results of operations. Changes proposed by providers of major browsers to eliminate or restrict the usage of third-party cookies to track user behaviors, and to allow users to limit the collection of certain data generally or from specified websites and apps, could impair our ability to collect user information, including personal data and usage information, that helps us to understand followers’ internet usage, promote ourselves to them, and provide more targeted advertising. These changes could adversely affect our business, given our use of cookies and similar technologies to target our marketing and personalize the user experience. See “—Risks Related to the Company’s Business and Operations—Our business depends on our ability to collect and use data to deliver relevant content and advertisements, and any limitation on the collection and use of this data could cause us to lose revenues.”

In light of the complex and evolving nature of EU, EU Member State and UK privacy laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/ change our use of such technologies, as well as civil claims including class actions, and reputational damage.

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

The United Kingdom has enacted the “Age Appropriate Design Code,” a statutory code of practice pursuant to the United Kingdom Data Protection Act 2018. This code came into force on September 2, 2021, following a 12-month transition period for organizations to conform. The code requires online services, including our games that are likely to be accessed by children under 18, to put the best interests of the child’s privacy first in the design, development and data-related behavior of the game. The U.K. government also has a draft bill relating to “online harms” which is at an advanced stage in the legislation process and is likely to be brought into law during 2023 (the “UK Online Safety Bill”). The UK Online Safety Bill is aimed at enhancing user safety online. Notably, it seeks to prevent the spread of illegal content and activity such as images of child abuse, terrorist material and hate crimes (including racist abuse) and to protect children from harmful material.

It is likely that other countries within and outside the European Union will follow with their own codes or guidance documents relating to processing personal information from children or in relation to online harms. For example, on 16 November 2022, the Digital Services Act (the “DSA”) came into force. The majority of the substantive provisions of the DSA will take effect between 2023 and 2024, and will govern, among other things, our potential liability for illegal services or content on our platform, traceability of business users, and transparency measures. The DSA may increase our compliance costs and require changes to our processes and operations. Similar legislation is being considered and/ or is in process in other jurisdictions relevant to our business.

As the content of the UK Online Safety Bill is not yet confirmed, and as we will need time to analyze and implement the implications of this legislation, the DSA and other in-coming similar legislation, it is not yet clear what additional obligations will be imposed upon us. Although we already have internal mechanisms to track and react to inappropriate behavior by users we do not know if the mechanisms we have are sufficient to comply with each of the UK Online Safety Bill and the DSA. We may have to engage in expensive, time-consuming, disruptive and resource-intensive development of additional mechanisms and protections in order to ensure that we are compliant. These may result in substantial costs and may necessitate changes to our business practices which may compromise our growth strategy, adversely affect our ability to attract, monetize or retain players, and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations. The improvements and changes we make may not be sufficient and we may find ourselves in breach of legislation, subject to audits and reviews by governmental authorities and subject to fines or penalties as a result of user content. Our brand and reputation may be damaged by reports of non-compliance.

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

We license certain intellectual property rights from third parties and, in the future, we may enter into additional agreements that provide us with licenses to valuable intellectual property rights or technology.

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

We use open source software in connection with our technology and games. The original developers of the open source code provide no warranties on such code and open source software may have unknown bugs, malfunctions and other security vulnerabilities which could impact the performance and information security of our technology. Some open source software licenses impose significant limitations on the use of their proprietary software, including, among other things, a limitation on the number of free copies that may be distributed as well as the requirement to publicly disclose all or part of the source code to such proprietary software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. Although we believe we are in compliance with the license terms of the open source software that we use, from time to time, we may face claims from the copyright holders of open source software alleging copyright infringement and breach of contract for failure to meet the open source license terms, such as the failure to publicly disclose our proprietary code that is a derivative work of the open source software. Additionally, the copyright holders of certain open source software could demand release of the source code of any of our proprietary code that is a derivative work of the open source software, or otherwise seek to enforce, have us specifically perform, or recover damages for the alleged infringement or breach of, the terms of the applicable open source license. While we would not expect there to be a basis for such claims or for them to succeed, there is a risk that these types of claims may be brought and it is possible that such claims could succeed. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our games and replace problematic open source software with third party licensed software or our proprietary software. The terms of various open source licenses have been interpreted by courts to a very limited extent, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions, obligations or restrictions on our use of the open source software. We endeavor to use open source software in a manner that complies with the terms of the open source licenses while at the same time not requiring the disclosure of the source code of our proprietary software. Any failure to comply with the terms of the open source licenses could result in our being enjoined from using certain software and require us to replace certain code used in our games, pay a royalty or license fee to use some open source code, make the source code of our games publicly available, pay damages for copyright infringement or breach of contract of open source licenses, or temporarily or permanently discontinue certain games. The above risks could have a material adverse effect on our competitive position, business, reputation, legal exposures, financial condition, results of operations and prospects.

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

Additionally, in light of Russia’s ongoing military conflict in Ukraine, our brand may be adversely affected by our historical association with Russia. Our nexus to Russia was limited even prior to the Ukraine conflict, and we believe we have substantially minimized our exposure to Russia in the intervening months. The Issuer is incorporated in the British Virgin Islands and maintains its principal place of business in Cyprus. Moreover, the senior management team functions and the majority of the critical operations for the Company are conducted from Cyprus. While the Company draws upon personnel located in many other jurisdictions, which historically included Russia, the Company has relocated all personnel to jurisdictions outside Russia, Ukraine and Belarus and has divested itself of all subsidiaries in Russia. Additionally, the Company is diligently working to eliminate, to the maximum extent possible within its control, all remaining connections to Russia. Notwithstanding these facts, any action or inaction taken by the Company arising from or relating to the Russian military conflict in Ukraine, including in respect of our former presence in Russia or our past association with Russia, could adversely affect our brand and could be negatively viewed by our investors, users or employees. Any of the foregoing could have a material adverse effect on our business, financial condition (including our liquidity position) and results of operations.

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

A significant portion of our operations are outside of the United States, including our principal executive offices in Cyprus and development centers in Armenia and Kazakhstan, and we generate a significant portion of our revenues from operations outside of the United States. For each of the years ended December 31, 2022, 2021 and 2020, we derived 67%, 69% and 63%, respectively, of our revenues from sales to players outside of the United States. Our operations in foreign jurisdictions may subject us to additional risks customarily associated with such operations, including:

●	challenges caused by distance, language and cultural differences;
●	the complexity of foreign laws, regulations and markets;
●	the uncertainty of enforcement of remedies in foreign jurisdictions;
●	higher costs associated with doing business internationally;

●	the effect of currency exchange rate fluctuations;
●	difficulties in staffing and managing international operations;
●	the impact of foreign labor laws and disputes;
●	the ability to attract and retain key personnel in foreign jurisdictions;
●	protectionist laws and business practices that favor local businesses in some countries;
●	the economic, tax and regulatory policies of local governments;
●	the general economic and political situation in such jurisdictions;
●	compliance with applicable anti-money laundering, anti-bribery and anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, or the FCPA, and other anti-corruption laws that generally prohibit U.S. persons and companies and their agents from offering, promising, authorizing or making improper payments to foreign government officials for the purpose of obtaining or retaining business;
●	economic tensions between governments and changes in international trade policies and/or the economic and trade sanctions programs administered by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury;
●	difficulty of verifying end-user information, including for the purposes of complying with the verification requirements of certain countries and with the economic and trade sanctions programs administered by OFAC;
●	compliance with local data protection laws;
●	limitations on and costs related to the repatriation of funds;
●	compliance with applicable sanctions regimes regarding dealings with certain persons or countries;
●	restrictions on the export or import of technology;
●	trade and tariff restrictions;
●	variations in tariffs, quotas, taxes and other market barriers; and
●	difficulties in obtaining and enforcing intellectual property rights in countries other than the United States.

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

Our business may be adversely affected by the Company’s historical association with Russia.

The Company’s association with Russia could expose the Company to political or other risks related to Russia. While the Company believes its nexus to Russia is minimal, especially in light of the substantial measures we have taken to minimize our exposure to Russian country risk in the intervening months since the outbreak of the Russian military conflict in Ukraine, the Company’s historical association with Russia could continue to subject us to certain risks associated with Russia. Furthermore, for the year ended December 31, 2022, we derived 11% of our total revenue from the Former Soviet Union countries.

While all of our vital infrastructure, including our servers and licenses, as well as the majority of our most critical personnel, including top management, department heads, producers of game development and operation, project managers and product owners, are located outside Russia, we have historically conducted what we consider to be non-vital business operations within Russia. Our board of directors determined that it is in the best interests of the Company, our player community and our investors to eliminate – to the maximum extent possible within the Company’s control – our exposure to country risks related to Russia, and developed plans to implement this strategy. To this end, on July 11, 2022, the Company’s board of directors formally approved the divestment of the Russia-based subsidiaries, which were not considered to be vital to the Company’s business operations, and the relocation plans of the critical personnel still located in Russia, Ukraine and Belarus. Accordingly, our strategic plan to minimize our risks related to Russia included: (i) the reallocation of the revenue streams associated with our Bookings generated through Russian social networks to a Russian subsidiary (the “Russian Network Subsidiary”) in conjunction with the disposition of the entirety of our Russian-based subsidiaries, including the Russian Network Subsidiary, and (ii) the relocation of the vast majority of critical personnel to Cyprus, Armenia and certain other “safe-harbor” countries.

●	The reallocation of our Bookings generated through the Russian social networks to the Russian Network Subsidiary permitted the Company to isolate the revenue streams its derived from its contractual relationships with Russian counterparties into a single subsidiary. With the disposition of the entirety of the Company’s Russian-based subsidiaries, including the Russian Network Subsidiary, to their respective management teams located within Russia, the Company decoupled itself from all revenue-generating contracts with Russian counterparties and, thereby, the risks associated with those counterparties, including the potential imposition of sanctions on such counterparties (or persons associated with such counterparties), as well as the perception of indirect support for Russia through the transacting of business with Russian entities.
●	The relocation program is intended to ensure that the Company is not dependent upon any critical personnel located within Russia, thereby mitigating risks associated with the need to make payments in Russian rubles to those individuals, including the perception of indirectly supporting Russia through those payments, as well as the potential for losing access to those critical employees as a consequence of the potential imposition of regulatory or other measures, including market pressure.

As of the date of this Annual Report, we have largely completed the execution of our strategic plan. In particular, we have (i) completed the reallocation of our Bookings generated through the Russian social networks to the Russian Network Subsidiary, (ii) fully divested ourselves of our (former) Russian-based subsidiaries, including the Russian Network Subsidiary, (iii) discontinued offering of our games through Russian social networks, (iv) relocated or laid-off all employees in Russia, and (v) moved all our former Russian business operations to other countries. Nevertheless, although we have largely implemented all of our strategic plans to eliminate our risks related to Russia, the Company remains subject, either directly or indirectly, to the additional or heightened risks associated with Russia’s military conflict in Ukraine, including risks related to sanctions, export or capital controls and currency exchange limitations. We have recorded losses on disposal of our (former) Russian based-subsidiaries in the amount of $5 million. For further details please refer to Note 8 to our audited consolidated financial statements as of and for the year ended December 31, 2022, included elsewhere in this Annual Report. As of the date of this Annual Report we have largely completed the relocation program and therefore do not expect any impact of the relocation expenses in 2023 and beyond, though we expect a certain increase in labor costs per employee starting from 2022 and going forward resulting from our policy of providing salary increases and various compensations on an ongoing basis to our employees to support them during the relocation process and to assist them with settling in their new locations. We believe these increased labor costs will continue to affect our financial position and results of operation in the future.

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

Additionally, our acquisition strategy targeting independent studios primarily in Europe and the Former Soviet Union exposes us to a higher risk of potential violations of sanctions related to Russia due to the higher potential for those studios to have ties to such sanctioned persons. While we undertake a customary level of due diligence in respect of every company we target for acquisition, we can provide no assurance that our due diligence investigation of these companies will always be sufficient to uncover every potential violation of sanctioned activities or relationships with sanctioned persons. In the event that we should be or become in violation of compliance with existing or future sanctions in connection with our acquisition strategy or otherwise, we could be subject to significant penalties, including substantial monetary fines, and reputational harm. See “—Any failure to comply with the anti-corruption, trade compliance and economic sanctions laws and regulations of the United States and applicable jurisdictions could materially adversely affect our reputation and results of operations.”

Any failure to comply with the anti-corruption, trade compliance and economic sanctions laws and regulations of the United States and applicable jurisdictions could materially adversely affect our reputation and results of operations.

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

Our business also must be conducted in compliance with applicable economic and trade sanctions and export control laws and regulations, such as those administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, and other relevant authorities. Our global operations expose us to the risk of violating, or being accused of violating, anti-corruption, economic and trade sanction, and export control laws and regulations. Any failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.

We do not currently have contracts directly with persons, entities, or businesses that are the target of comprehensive U.S. or other applicable sanctions, such as parties on the Specially Designated Nationals and Blocked Persons List maintained by OFAC, or similar sanctions-related lists of designated persons maintained by other relevant sanctions authorities. We continuously review and monitor our third-party relationships to confirm that our business partners and contractual counterparties, as well as any beneficial owners of our securities of which we are aware (“Business Contacts”) are not the target of such sanctions. In the event that we were to determine that a party with which we have an existing relationship became the target of comprehensive sanctions, we would immediately activate a legal analysis to determine the most appropriate course of action to comply with the sanction regulations, together with the impact of a contractual termination according to the applicable law, and then proceed as required by the regulatory authorities. To the extent that a Business Contact were to become the target of comprehensive sanctions, the existence of this relationship (including the past association with the Company) could materially adversely affect our reputation, which may materially and adversely affect our business, results of operations and financial condition.

Furthermore, even if an entity is not formally targeted by sanctions by the United States, the European Union, the United Kingdom or other jurisdictions, customers and business partners of such entity may decide to reevaluate or cancel projects with such entity for reputational or other reasons. As result of the ongoing conflict in Ukraine, many U.S. and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, technology, travel and logistics, manufacturing and others, have indefinitely suspended their operations and paused commercial activities in Russia and Belarus. For example, Apple and Google, two of the primary platforms that distribute our games, have been suspended their respective digital wallet and mobile payment services, Apple Pay and Google Pay, in relation to credit cards issued by Russian financial institutions that are the subject of sanctions. Players who access our games via these platforms in Russia (that use credit cards issued by such financial institutions) will therefore be disconnected from the primary means to make in-game purchases. We therefore expect a significant decline in Bookings, and therefore revenues, derived from players located in Russia, which may materially and adversely affect our business, results of operations and financial condition.

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

Our functional currency is the U.S. Dollar and our expenses are primarily denominated in U.S. Dollars. However, a substantial portion of our revenue are denominated in euros, Japanese yen and other currencies. This foreign currency exposure gives rise to market risk associated with weakening of these other currencies versus the U.S. Dollar.

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

We are subject to a variety of laws in the jurisdictions in which we operate, including laws regarding advertising, consumer protection and intellectual property, which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. For example, in 2022, we received notification from regulators in Canada, Australia and Germany alleging that certain of our advertising was misleading or inappropriate. While we have discontinued the adverts referenced in the notices and do not expect further action from the relevant regulators, we may be subject to further complaints and, as a result, our reputation may be harmed and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

Risks Related to the Company’s Securities and the Offering

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

Additionally, prompted by sanctions imposed in response to geopolitical developments between Russia and Ukraine, on February 28, 2022, Nasdaq imposed a suspension of trading in GDEV’s ordinary shares and warrants. Since that date, the Company has substantially minimized its exposure to Russia, which was limited even prior to the Ukraine conflict, and trading of our securities resumed on Nasdaq as of March 16, 2023, over one year following the imposition of the trading suspension. Since the time it has resumed, trading of GDEV’s ordinary shares and warrants on Nasdaq has been highly volatile, and it may continue to experience significant pressure for some time as a result of the lack of liquidity during the prolonged period in which trading was suspended.

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

Sales of a substantial number of our ordinary shares in the public market by our securityholders could cause the price of our ordinary shares to fall, and the Sponsor may still experience a positive rate of return on its resale of our ordinary shares.

We have registered for resale by certain selling securityholders up to 39,352,791 ordinary shares and up to 7,750,000 warrants. Furthermore, we have registered 9,826,155 ordinary shares subject to issuance under our 2021 Employee Stock Option Plan. Sales of a substantial number of ordinary shares in the public market by those selling securityholders and/or by our other securityholders, or the perception that those sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our ordinary shares.

Upon Kismet’s initial public offering (the “IPO”), the Sponsor held an aggregate of 6,750,000 Kismet founder shares which it had acquired against a capital contribution of $25,000, representing an acquisition price of approximately $0.0037 per share. In the IPO, Kismet issued 25,000,000 units to public holders at a price of $10.00 per unit, with each unit consisting of one Kismet ordinary share and one-half of one Kismet warrant. Simultaneously with the consummation of the IPO, the Sponsor purchased 6,750,000 Kismet private placement warrants at a purchase price of $6,750,000, or $1.00 per private placement warrant. Upon the consummation of the Transactions, (i) the Sponsor’s 6,750,000 Kismet founder shares were converted into 6,750,000 GDEV ordinary shares, (ii) 3,188,758 Kismet ordinary shares issued to public holders (following the redemption of 21,811,242 Kismet ordinary shares prior to the Merger) were converted to 3,188,758 GDEV ordinary shares, (iii) the Sponsor’s 6,750,000 Kismet private placement warrants were converted into 6,750,000 GDEV private placement warrants, (iv) the Sponsor acquired, pursuant to the terms of an amended and restated forward purchase agreement, 5,000,000 GDEV ordinary shares and 1,000,000 GDEV warrants for an aggregate purchase price of $50,000,000, or approximately $9.86 per GDEV ordinary share and approximately $0.72 per GDEV warrant (assuming an estimated purchase price allocation based upon the closing trading price of Kismet’s public warrants of $0.72 on August 27, 2021, the closing date of the Transactions), and (v) the Sponsor transferred, pursuant to the PIPE subscription financing, 1,625,000 GDEV private placement warrants to the PIPE investors, for which the Sponsor did not receive any consideration.

The ordinary shares being offered for resale by the aforementioned selling securityholders represent approximately 21.5% of shares outstanding on a fully diluted basis assuming the exercise of all outstanding warrants and the exercise of all options vested as of December 31, 2022. Given the significant number of ordinary shares being registered for potential resale by those selling securityholders, the sale of ordinary shares by those selling securityholders, or the perception in the market that the selling securityholders of a large number of shares intend to sell shares, could increase the volatility of the market price of our ordinary shares or result in a significant decline in the public trading price of our ordinary shares. Even if our trading price is significantly below $10.00, the offering price of the Kismet units offered in its IPO, the Sponsor, one of those selling securityholders, may still have an incentive to sell our ordinary shares because it acquired 6,750,000 ordinary shares relating to the 6,750,000 Kismet founder shares at prices lower than the public investors or the last reported trading price of our ordinary shares. For example, based on the last reported sale price of our ordinary shares of $6.93 on June 23, 2023, the Sponsor would experience a potential profit in respect of 6,750,000 of its GDEV ordinary shares relating to the 6,750,000 Kismet founder shares of up to approximately $6.926 per share, or approximately $46.8 million in the aggregate. While the Sponsor may experience a positive rate of return based on the trading price of our ordinary shares, the public holders of our ordinary shares may not experience a similar rate of return on the ordinary shares they purchase due to differences in the applicable purchase price and trading price. Ivan Tavrin, a former director of the Company and the former sole owner of the Sponsor who maintains sole dispositive power over all of GDEV ordinary shares held by the Sponsor until February 15, 2025, has caused the Sponsor to offer its entire holding in GDEV securities, comprising 11,750,000 ordinary shares and 6,125,000 warrants, for resale.

Furthermore, while a significant portion of our total outstanding shares were restricted from immediate resale immediately after the consummation of the Transactions, those shares are now permitted to be sold in the market. Immediately after the consummation of the Transactions, the Sponsor held 6% of the Company’s aggregate ordinary shares currently outstanding and the Key Company Shareholders – Andrey Fadeev, Boris Gertsovskiy and Everix Investments Limited – held 20%, 20% and 38%, respectively. The Sponsor – as one of the aforementioned selling securityholders – is permitted to offer and sell its holding of our ordinary shares. Furthermore, pursuant to the Registration Rights Agreement, we are obligated to register the shares held by the Key Company Shareholders upon demand, which will permit the Key Company Shareholders to offer and sell their respective holdings of our ordinary shares. The availability of such a significant number of securities by the Sponsor and/or any or all of the Key Company Shareholders for trading in the public market may have an adverse effect on the market price of our ordinary shares.

We will be able to issue additional ordinary shares upon the exercise of our outstanding warrants, the exercise of the options granted to Kismet’s former independent directors, and issuances pursuant to an equity incentive plan, all of which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Upon consummation of the Transactions, we had 20,249,993 warrants outstanding, each of which entitles the holder thereof to one Company ordinary share upon exercise, as well as options entitling Kismet’s former independent directors to 120,000 Company ordinary shares upon exercise. Furthermore, our 2021 Employment Stock Option Plan has a total size equaling 5% of our total ordinary shares outstanding upon the consummation of the Transactions. Our warrants became exercisable commencing on September 25, 2021 and will expire at 5:00 p.m., New York City time, on August 26, 2026 or earlier upon redemption or liquidation, and the options granted to Kismet’s former independent directors are immediately exercisable. To the extent the warrants or options are exercised, or awards are made under our 2021 Employment Stock Option Plan, additional Company ordinary shares will be issued, which will result in dilution to our shareholders and increase the number of our ordinary shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such securities may be exercised could adversely affect the market price of our ordinary shares.

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

Approximately 78% of our currently outstanding ordinary shares are beneficially owned by the three Key Company Shareholders. Moreover, these shareholders have the right to designate directors subject to the maintenance of certain ownership requirements in the Company. See “Item 10 Additional Information—B. Memorandum and Articles of Association.” Even if and when these shareholders cease to own a majority of our outstanding ordinary shares, for so long as they continue to own a significant percentage of our ordinary shares, they will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requirement shareholder approval through their voting power. Accordingly, for such period of time, these will have significant influence with respect to the Company’s management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as these shareholders continue to own a significant percentage of our outstanding ordinary shares, these will be able to cause or prevent a change of control of the Company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of the Company. The concentration of ownership could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of the Company and ultimately might affect the market price of our ordinary shares.

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

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In particular, Section 404 of the Sarbanes-Oxley Act (“Section 404”) requires us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. As an emerging growth company, our management expects to avail itself of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of its internal control over financial reporting under Section 404. See “—As an ‘emerging growth company,’ we cannot be certain if the reduced disclosure requirements applicable to ‘emerging growth companies’ will make our ordinary shares less attractive to investors.” However, we may no longer avail ourselves of this exemption when we cease to be an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. As a public company, we are required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with this Annual Report, our second annual report on Form 20-F. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business, results of operations and financial condition and could cause a decline in the trading price of our ordinary shares.

In connection with the preparation of the Company’s financial statements as of and for each of the years ended December 31, 2022, 2021 and 2020, we identified material weaknesses in our internal controls over financial reporting.

We have a relatively short history of operations and, as a private company prior to the consummation of the Transactions, had limited resources to dedicate towards addressing our internal controls and procedures. Although the Company is not yet subject to the attestation requirements of Section 404 of the Sarbanes-Oxley Act, in connection with the audit of the Company’s financial statements as of and for the years ended December 31, 2021 and 2020, our management and our prior independent registered public accounting firm that conducted those audits identified deficiencies that we concluded represented material weaknesses in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.” The material weaknesses that were identified related to (i) our lack of an effective control structure and oversight over the financial reporting process (the “Oversight Deficiencies”); (ii) lack of sufficient risk assessment over the share-based payments, indirect tax, treasury and procurement processes to identify, assess and manage risks, including the development of formalized policies and procedures with adequate segregation of duties and the development of control activities to mitigate risks (the “Risk Deficiencies”); and (iii) lack of sufficient general controls over information technology systems relating to change management and controls over access within certain information systems (the “IT Deficiencies”). We developed, initiated and implemented a plan to remediate each of the Oversight Deficiencies, the Risk Deficiencies and the IT Deficiencies. As a result of the actions taken, management considers that the Risk Deficiencies and the IT Deficiencies were remediated such that neither were considered to constitute a material weakness in our internal control over financial reporting as of December 31, 2022.

Notwithstanding the progress that we have made to enhance our internal control over financial reporting, in connection with the audit of the Company’s financial statements as of and for the year ended December 31, 2022, our management and our current independent registered public accounting firm that conducted that audit concluded that our lack of an effective control structure and oversight over the financial reporting process represent a material weakness in our internal control over financial reporting, as the Company lacked an official process and had limited dedicated resources to ensure complete and accurate financial reporting for complex transactions. Also in connection with that audit, our management and our independent registered public accounting firm identified a further deficiency representing a material weakness in our internal controls over financial reporting arising from an inadequate review of valuation assumptions used to determine fair value for purposes of goodwill impairments by a competent individual with an appropriate level of training and experience. Furthermore, our management and our independent registered public accounting firm concluded that certain deficiencies regarding our controls over information technology systems relating to retention of log files of user activities qualified as a significant deficiency in our internal controls over financial reporting as of December 31, 2022. A “significant deficiency” is defined by the PCAOB as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

We have developed a plan to remediate the aforementioned material weaknesses and significant deficiency, but will not be able to fully remediate them until our plan has been completed and the new controls and procedures have been operating effectively for a sufficient period of time. Furthermore, we can give no assurance that additional material weaknesses and/or significant deficiencies in our internal control over financial reporting will not be identified in the future. Failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could lead to a restatement of our financial statements, cause the Company to fail to meet its reporting obligations and cause investors to lose confidence in our reported financial information, which may result in a decline in the market price of our shares.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and is permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of our ordinary shares.

We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act. However, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to the Company on June 30, 2023.

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

A non-U.S. corporation generally will be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the composition of our and our subsidiaries’ income, assets (including goodwill) and operations during the relevant period, we do not believe we were a PFIC for the taxable year ending on December 31, 2022. However, there can be no assurances in this regard, nor can there be any assurances that we will not be treated as a PFIC in the current taxable year or any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether we are or any of our subsidiaries is treated as a PFIC is determined on an annual basis after the close of each taxable year. The determination of whether we are or any of our subsidiaries is a PFIC is a factual determination that depends on, among other things, the composition of our income and assets (including goodwill), and the fair market value of our and our subsidiaries’ shares and assets. In this regard, the determination of the fair market value of shares may be ambiguous when there is lack of trading and changes in the fair market value of its shares could cause GDEV to become treated as a PFIC because such changes would generally result in changes in the value of goodwill of GDEV for this purpose. Similarly, changes in the composition of our or any of our subsidiaries’ income or assets may cause us to be or become a PFIC for the current or subsequent taxable years as well.

If we are a PFIC for any taxable year, a U.S. holder of our ordinary shares and/or warrants may be subject to adverse tax consequences and may incur certain information reporting obligations. For a further discussion, see “Item 10 Additional Information—E. Taxation—Certain Material U.S. Federal Income Tax Considerations—U.S. Holders—Passive Foreign Investment Company Rules.” U.S. holders of our ordinary shares and/or warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary shares.

ITEM 4.  INFORMATION ON THE COMPANY

A.	History and Development of the Company

GDEV Inc. (formerly, Nexters Inc.), “GDEV” or the “Issuer”, is a business company incorporated under the laws of the British Virgin Islands on January 27, 2021. GDEV was formed for the sole purpose of effectuating the Transactions contemplated by the Business Combination Agreement, including the merger of Kismet Acquisition One Corp. (“Kismet”) into the Issuer and the acquisition by the Issuer of all of the issued and outstanding share capital of Nexters Global Ltd. (“Nexters Global”). The Transactions were consummated on August 26, 2021.

Prior to the Transactions, GDEV had no material assets and did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings. Upon the closing of the Transactions, the Issuer became the direct parent of Nexters Global, a developer of mobile, web, and social games. For an overview of the history of Nexters Global, see “—B. Business Overview—Our History.”

On June 21, 2023, GDEV filed a Certificate of Name Change with the Registrar of Corporate Affairs of the British Virgin Islands to change its name from “Nexters Inc.” to “GDEV Inc.” The name change was effective as of the date of filing of the Certificate of Name Change. The name change reflects the evolution of the Company as a holding company focused on the growth of its diversified portfolio of studios and franchises. GDEV’s ordinary shares and warrants continue to trade on Nasdaq as “GDEV” and “GDEVW”, respectively, under the same CUSIPs and ISIN numbers as prior to the name change.

The principal executive office of GDEV is 55, Griva Digeni, 3101, Limassol, Cyprus, and the telephone number of GDEV is +35722580040. The website address of GDEV is: https://gdev.inc. The information contained on the website does not form a part of, and is not incorporated by reference into, this Annual Report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, such as GDEV, at: http://www.sec.gov.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2022 and for those currently in progress, see “Item 5. Operating and Financial Review and Prospects.”

B.	Business Overview

Overview

We build mobile, web and social games for millions of players to enjoy globally. We are one of the top five independent mobile game developers in Europe (excluding developers owned and controlled by other companies active in the gaming market) based on in-game purchases in 2022, net of platform fees, according to data provided by data.ai. Our games are free to play, and we continuously innovate our games to provide novel, curated in-game content to our users at optimal points in their game journeys.

Our core product offering, Hero Wars, offers a suite of games across mobile, social and web-based platforms and has, since its launch in 2016, evolved into a well-recognized global gaming franchise in the RPG genre, with 3.5 million MAUs across more than 75 countries in 2022. In 2022, Hero Wars ranked 10th on Android and 8th on iOS according to the top grossing charts in the RPG genre in the United States.

Continuous improvements in game content and focus on customer engagement has allowed us to monetize on the popularity of our games and achieve attractive key performance metrics. In particular, between 2018 and 2021, we achieved 13 times’ growth in Bookings and as of December 31, 2022, our cumulative all time Bookings crossed the $1.5 billion mark. We benefit from predictable cohorts and a loyal base of core players, which supports our ability to sustain our monetization per user. In the year ended December 31, 2022, cohorts from previous periods accounted for approximately 81.7% of our Bookings for our core product, Hero Wars.

Since our formation over a decade ago, we have developed a sizeable built-to-scale platform, enabling us to streamline content development and offering a value-enhancing opportunity for potential newly acquired games and companies. For example, in 2022, we entered into agreements to acquire four separate gaming studios to expand our portfolio of midcore games, enlarge our player base and expand into new genres. We plan to further expand gameplays within our current products as well as work towards new game offerings.

Our headquarters are in Cyprus. As of June 30, 2022, we had 1,044 employees. On June 29, 2022, the Company had announced changes to its headcount; accordingly, as of December 31, 2022, we had approximately 848 employees. Our revenue and for the years ended December 31, 2022 and 2021 was $479.7 million and $434.1 million, respectively, and our Bookings1 for the same periods were $449.4 million and $562 million, respectively. We recorded net cash flows generated from operating activities of $116.1 million and $105.5 million for the years ended December 31, 2022 and 2021, respectively. Our total comprehensive income/loss net of tax for the years ended December 31, 2022 was an income of $10.7 million compared to a loss of $117.4 million for the previous year.

Our Industry

We operate in the global digital gaming market, a large and strategically important component of the overall entertainment market. The global digital gaming market attracted approximately $182.9 billion of consumer spending in 2022 according to Newzoo. Also according to Newzoo, the global gaming population amounted to 3.2 billion people in 2022, which is 4.9% higher than 2021’s player number. These “gamers” were active across a variety of platforms, including both traditional PC and console as well as newer formats such as mobile, tablet, and cloud. The digital gaming market is also a truly global market, with the Asia-Pacific region accounting for 46% of the global players in 2022, and the Americas and Europe accounting for 32% and 18%, respectively, according to Newzoo.

Driven by the expansion of mobile broadband and the proliferation of smartphones, games today can be enjoyed whenever and wherever players desire. According to NewZoo, the mobile gaming market is the largest segment within the gaming industry, amounting to an estimated $91.8 billion in consumer spend in 2022 representing approximately 50% of the total gaming market.

2022 was the first year over the past decade in which the worldwide gaming revenue decreased year-over-year, with a 5.1% decrease of the total gaming market in 2022 as compared with 2021, according to Newzoo. The primary driver of this decrease was the mobile gaming market, which decreased by approximately 6.7% in 2022 in comparison with 2021 according to Newzoo. We believe there are a few key reasons for the negative market dynamics in 2022, among others: inflation, which limited consumers’ disposable income; easing of the COVID-19 restrictions brought consumers’ spending in online games back to historical normal levels in 2022 as compared with the earlier years impacted by the COVID-19 pandemic; and increasingly expensive user acquisition across all major channels, which limited the ability of gaming companies to invest in their growth. While we expect that these negative trends may continue to influence the market going forward to a certain degree, the overall prospects remain positive: according to Newzoo, the gaming market is expected to grow from $179.1 billion in 2020 to $206.4 billion by 2025, growing at a +2.9% CAGR over this period.

We believe that mobile gaming will continue to be the largest segment of the market and therefore view it as a priority market in which we intend to direct the majority of our managerial and financial resources in both content development and user acquisition.

Casual vs. Hardcore and Mid-Core games

Based on the intensity and complexity of the game content and their breadth of appeal, games can be sub-divided into casual, hardcore and mid-core. The Company defines Hero Wars as mid-core and its new title Island Questaway as casual.

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

According to data.ai, the mobile RPG market amounted to $25.5 billion of in-app purchases spend in 2022, amounting to approximately 31% of the total in-app purchases spend, comprising only 3% of all game downloads.

Competition

We believe the industry in which we operate is characterized by significant competition. Our primary competitors are mobile gaming companies operating in similar sub-genres. With respect to Hero Wars, we define the sub-genre as hero-collection mid-core RPG. With respect to our new title Island Questaway, we define the sub-genre as casual farming adventure game. However, given the global nature of the industry and our main distribution platforms, we essentially compete with a broader set of mobile games and also social and PC-based games. Ultimately, we also compete for the leisure time, attention and discretionary spending of our players against other forms of offline and online entertainment – including social media, OTT video, books and music – on the basis of a number of factors, including quality of player experience, breadth and depth of gameplay, ability to create or license compelling content, brand awareness and reputation and access to distribution channels.

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

Although the barriers to entry in mobile gaming can be considered to be relatively low, barriers to success and achieving critical scale are substantially higher. While the total number of mobile games is in thousands, only a relatively small fraction of those reach the scale that allows them to sustainably compete on a global level. According to data.ai, in 2022 there were only 164 games with global annual consumer spend over $100 million, therefore, a significantly limited number having a scale comparable to ours.

Some of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition, longer operating histories, and greater financial and technical resources. Internationally, local competitors may have greater brand recognition than we do in their home countries and a stronger understanding of local culture and commerce. However, we believe we have proven our ability to successfully compete against both major international gaming companies as well as local players, which is manifested through our strong growth across a large number of geographies in which we compete as well as our expansion into new countries and regions.

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

2020

The Company expanded on the international market and became one of the top five independent mobile games developer in Europe (excluding developers owned and controlled by other companies active in the gaming market), based on in-game purchases net of platform fees between January and November 2020, according to data provided by data.ai.

U.S. share became the largest and exceeded one-third of the Nexter Global’s revenue, while the total install base reached almost 100 million players.

2021	The Company officially released two new casual games, Chibi Island, a new farm and adventure game and Island Questaway.

On August 26, 2021, we consummated our business combination with Kismet.

In September 2021, the Company launched its first program under its broader mergers and acquisition strategy, Nexters Boost, to identify and support new or small game makers in their early stages of development and growth.

2022

In January 2022, the Company entered into agreements to acquire three gaming studios to expand its portfolio of midcore games and enlarge its player base: Cubic Games, the publisher of Pixel Gun 3D, one of the world’s largest mobile first-person shooter (“FPS”) by monthly audience; RJ Games, the publisher of Puzzle Breakers, a puzzle RPG; and Royal Ark, the publisher of the survival RPG titles Dawn of Zombies and Shelter Wars.

In March 2022, the Company acquired Game Positive, a developer of cross-platform games for mobile and other platforms with three midcore titles in development that would allow the Company to expand into new genres.

In July 2022, we informed the players of Throne Rush that updates of the game will no longer be provided. The game continues to function, and all in-game mechanics continue to operate, but the development of the game has been suspended and game support is working in a limited mode only.

2023

In June 2023, the Company changed its name from “Nexters Inc.” to “GDEV Inc.” to reflect the Company’s evolution as a holding company focused on the growth of its diversified portfolio of studios and franchises.

Our Strengths

Portfolio of strong-performing games with a leading blockbuster mid-core RPG title, Hero Wars.

Our core product offering, Hero Wars, offers a suite of games across mobile and desktop (including social and web-based) platforms and has, since its launch in 2016, evolved into a well-recognized global gaming franchise in the RPG genre, with 3.5 million MAUs across more than 75 countries in 2022. We are one of the top five independent game developers in Europe (excluding developers owned and controlled by other companies active in the gaming market) based on in-game purchases in 2022, net of platform fees, according to data provided by data.ai. In 2022, Hero Wars ranked 10th on Android and 8th on iOS according to the top grossing charts in RPG genre in the United States. In 2021, we launched Island Questaway and in 2022, we acquired Pixel Gun 3D, thus diversifying the genres of games offered to our players and bringing with them a nonoverlapping target audience, art style and monetization models.

While games we offer on mobile represent the core part of our franchise, we offer a suite of games on both mobile and desktop, which allows us to reduce risk of over-dependence on a single platform. The desktop versions of our games enable us to access a wider audience and expand our addressable market. In 2022, 63% of our Bookings were attributable to mobile and 37% to desktop, compared to 69% mobile and 31% desktop in 2021.

We believe that the positioning of our games enables us both to enhance content offerings inside the main products as well as to grow into different genres and add adjacent markets such as, among other things, multimedia and merchandize.

Highly diversified global user and revenue base underpinning the quality of earnings.

We have developed a highly diversified customer base and proven ability to adapt and localize our games across regions and countries. Originally launched in Russian, Hero Wars is currently available in twelve languages and in more than 75 countries across the world, including major markets such as the United States, the European Union, Japan and South Korea. Developed markets account for the majority of our revenue base, with United States accounting for 33% of our revenue in 2022 while Europe and Asia accounting for 21% and 26%, respectively, in the same period. In the year ended December 31, 2021, the United States accounted for 31% of our revenue, with Europe and Asia accounting for 22% and 25%, respectively. Such diversification further serves as a protection against currency fluctuations, as well as any adverse country-specific events in terms of consumer behavior, local regulations, access to social networks, and other factors. Our multi-language capabilities, technological edge and proven success across multiple jurisdictions serves as a strong foundation for further expansion in other major markets where we are currently not or underrepresented.

In 2022, we diversified our game offerings into new genres, casual and first-person shooter, and plan to further expand gameplays within our current products as well as work towards new game offerings.

Superior data-driven user acquisition, engagement, and monetization.

Over the last three years, our marketing and user acquisition strategy allowed us to significantly increase our user base and Bookings. As of December 31, 2022, we had a marketing team of approximately 108 professionals (including creative, marketing analytics, user acquisition, and marketing growth) and pursue broad user acquisition strategy across multiple channels, platforms, and social networks (such as YouTube and Facebook) utilizing proprietary user acquisition technology and data-driven decision-making that focuses on getting players directly into the game. We primarily target potential active users and payers with a breakeven period of not more than two years from install. We believe that we have been particularly successful in identifying and attracting a core base of frequent payers in the game who generate superior revenue flow and form loyal and predictable cohorts.

Continuous improvements in game content and focus on customer engagement has allowed us to monetize on the popularity of our games and achieve attractive key performance metrics. In particular, between 2018 and 2021, we achieved thirteen times’ growth in Bookings and as of December 31, 2022, our cumulative all time Bookings crossed the $1.5 billion mark. We benefit from predictable cohorts and a loyal base of core players, which supports our ability to sustain our monetization per user. In the year ended December 31, 2022, cohorts from previous periods accounted for approximately 81.7% of our Bookings for our core product, Hero Wars.

Technology platform built to scale, fueling our content development strategy.

Since our formation over a decade ago, we have developed a sizeable built-to-scale platform, enabling us to streamline content development and offering a value-enhancing opportunity for boosting content offerings in current games as well as creating new content for potential newly launched and acquired games and companies. As of December 31, 2022, we had a team of approximately 490 experienced developers and data scientists (including artists and game designers) as well as approximately 73 specialists covering in-game social network and customer support. We incorporate data-driven decision-making into our entire game development process and use proprietary predictive models to assess the likelihood of success of new product launches and allocate our production team resources to focus on building features to improve the return on our investment in our games. Our strong analytics team is one of the key service functions in the company that not only helps us to determine new opportunities for growth and provides predictions for efficient marketing but also plays an important role in establishing key performance indicators and ultimately allows us to make data-informed decisions. Unlike some of our peers who focus exclusively on mobile segment of the market, our multi-platform capabilities allow us to reach out to a broader target audience and offer a more diversified and sophisticated gaming experience as well as supports ongoing innovation and improvement of game content. Our platform also allows us to release new titles and integrate acquired ones.

For example, in 2022, we entered into agreements to acquire four separate gaming studios to expand our portfolio of midcore games, enlarge our player base and expand into new genres. We plan to further expand gameplays within our current products as well as work towards new game offerings.

Strong potential for profitability and cash flow generation

Our financially sound and cash generative business model has enabled us to achieve sustainable self-funded growth without attracting material external financing since our inception. In particular, between 2018 and 2021, we achieved thirteen times growth in Bookings, with our cumulative all time Bookings having crossed the $1.5 billion mark as of December 31, 2022, while generating $116.1 million and $105.5 million in net cash flows generated from operating activities for the years ended December 31, 2022 and 2021, respectively. Our core game offering, Hero Wars, had an average of 263 thousand MPUs for the year ended December 31, 2022 and 345 thousand MPUs for the year ended December 31, 2021, generating an average Monthly Payer Conversion of 7.4% and 6.3%, respectively, over the same periods.

Our consistent revenue generation is underpinned by predictable cohorts and a loyal base of core players. As such in 2022, cohorts from previous periods accounted for approximately 81.7% of our Bookings for our core product, Hero Wars, and the ABPPU for all of our game offerings was $107/month. We view Armenia and Kazakhstan as a cost-advantaged locations for our offices due to the relatively low cost of living and the cost effectiveness of running a technology business that employs high-skilled professionals compared to many developed markets such as the United States or the United Kingdom. A combination of global revenue base and relatively low cost base underpins strong profitability and creates significant operating leverage in our business.

Founder-led management team supported by the complementary expertise of core shareholders.

We were founded by Andrey Fadeev and Boris Gertsovskiy, who have led our Company from its inception to becoming a top five independent mobile game developers in Europe (excluding developers owned and controlled by other companies active in the gaming market), based on in-game purchases net of platform fees for 2022, according to data provided by data.ai. For the years ended December 31, 2022 and 2021, we generated $449.4 million and $562 million, respectively, in Bookings. As of December 31, 2022, we had approximately 848 employees. As software developers by training, our founders are, among other things, the key architects behind our game development and content strategy. Our core management team has been highly stable and comprises a diverse team of skillful professionals who have proven to be among the best in the industry through the years. We believe our management’s core competencies are well complemented by the strategic relationship with Bukhman brothers, founders of Playrix (a leading global mobile games developer), who acquired a large minority stake in Nexters Global in 2018 and have been instrumental in our industry-leading expertise.

Well-positioned M&A consolidation platform.

We believe we are well placed to selectively pursue potential acquisitions in Europe and potentially other regions. We have an established value creation playbook comprising marketing and a user acquisition toolkit, data-driven approach to monetization, and other services that may allow us to enhance and accelerate the growth of potential acquisition targets.

Accordingly, since being a publicly traded company, we have already entered into agreements to acquire a few gaming studios in the midcore segment, with a view to expanding our portfolio of midcore games and enlarging our player base: Cubic Games, the publisher of Pixel Gun 3D, one of the world’s largest mobile FPS by monthly audience; RJ Games, the publisher of Puzzle Breakers, a puzzle RPG; Royal Ark, the publisher of the survival RPG titles Dawn of Zombies and Shelter Wars; and Game Positive, a developer of cross-platform games for mobile and other platforms with three midcore titles in development.

Our Strategies

Our vision is to become one of the leading global multi-genre gaming companies, both through the continuous organic development and growth investments as well as through selective M&A expansion. To this end, we intend to further build on the success of our Hero Wars platform that has a strong potential to become a “forever franchise,” develop our pipeline of new platforms, and evaluate certain acquisition opportunities.

Focus on our existing IP, enhancement of our product offering and monetization.

Our strategy is to focus on our core game offerings (i.e., a number of games in which we see high potential) and on continuing building strong brands to expand our target audience and increase their awareness and engagement in our products. We plan to focus on brand awareness and brand recognition for our core game offerings by enhancing our brand advertising, offering new content across our games as well as creating rich and interesting worlds around our existing IPs to attract and retain more dedicated and engaged users.

We believe that through our data-driven game development approach, our experience in building LiveOps at scale, continued introduction of new game mechanics and new content across all of our game titles, augmented by our user acquisition model, we can continue to attract new players into our existing as well as new games and sustain monetization of our players. We plan to continue improving current monetization models as well as adding new ones with a view to increasing the lifetime value of our players.

In addition, under each IP, we plan to build portfolios of complementary games having a common identity to offer the best fit and to maximize value for each player. Furthermore, we plan to offer non-gaming products to create more value for existing players and touch points for potential new target audiences.

Improve and expand available traffic channels to effectively acquire paying users and expand our target audience.

While we distribute our games through a diversified suite of platforms and use a broad variety of channels to attract the players, we will be flexibly adapting to market conditions and re-directing our marketing budgets to channels and platforms that offer the most attractive LTV/CAC (Customer Lifetime Value to Customer Acquisition Cost) returns profile in any specific period. We intend to continue to seek new opportunities to enhance and refine our marketing efforts to acquire users, including identifying potential technologies to enhance our marketing and advertising capabilities.

We plan to continue restructuring our marketing and product development departments to enhance their cooperation in creation of game content and marketing of our titles with a view to utilizing best initiatives in each sphere for both reducing our costs associated with players and increasing their lifetime value.

Expand into new geographies, with particular focus on Asian markets.

While we plan to grow our user and payer base across substantially all geographies in which we currently operate, we, in particular, plan to expand our footprint in Asia. We believe successful localization of our Hero Wars franchise and marketing activities in such countries as Japan, Taiwan and Korea has provided a solid foundation for expansion in the region as we managed to build substantial scale to date and aim to further extend our footprint in this region. We have managed to create a well-diversified geographical portfolio, with Asia reaching 26% of our total Bookings for the year ended December 31, 2022, compared to 25% for the year ended December 31, 2021.

Build on selective M&A opportunities.

We intend to evaluate certain acquisition opportunities primarily targeting the wide pool of independent studios across Europe. We plan to capitalize on our competitive advantages as a potential acquirer due to our ability to offer U.S.-listed equity as acquisition currency, provide complementary operating and financial expertise, as well as ample synergetic effects.

We intend to primarily target games that are complementary to our existing IP to enhance our existing portfolio while being able to extract synergies and apply our value creation playbook comprising marketing and user acquisition competences as well as a data-driven approach to title selection and monetization. Our integration strategy with respect to potential targets envisages granting autonomy to the incumbent management teams in content development combined with providing extensive support in financing, marketing, data analytics and knowledge sharing, enabling targets to focus on building great games, while maximizing ROI.

Since being a publicly traded company, we have already entered into agreements to acquire four gaming studios in the midcore segment, with a view to expanding our portfolio of midcore games and enlarging our player base.

Attracting best-in-class talent.

Throughout our history, we have focused considerable time and resources on building a team with diverse experience and backgrounds and a positive inclusive business culture, which has been an integral part of our success. We will continue to place significant emphasis on attracting talented developers and managers from across the world. We believe our global business franchise and attractively located headquarters and development hub in Cyprus serve as a strong attraction and makes us an attractive employer for experienced professionals in the region.

Description of Our Principal Business Activities

We build mobile, web, and social games for millions of players to enjoy globally. We are one of the top five independent game developers in Europe (excluding developers owned and controlled by other companies active in the gaming market) based on in-game purchases for 2022, net of platform fees, according to data provided by data.ai. Our portfolio includes three games that we actively manage. Our portfolio includes casual, RPG and FPS (through acquisition of Cubic Games’ Pixel Gun 3D), which are all distributed through mobile, social, and web-based platforms and are free to play, generating revenue through in app purchases and advertising. We frequently introduce new features, offers, and content, including quests, rewards, challenges, player vs. player (“PvP”) competitions, customizations, and promotions that enhance the overall player experience.

Game Portfolio

Our core game offering is Hero Wars, which was downloaded 16.3 million times in 2022 on iOS and Android and has an average rating of 4.3 among users. Island Questaway was soft launched in November 2021 and has new registered users of 4 million in 2022. Through our acquisitions in January 2022, we added Pixel Gun 3D and Block City Wars to our portfolio of gaming titles.

As of and for the year ended December 31, 2022, we generated $449.4 million in Bookings, 96% of which were attributable to Hero Wars and 4% attributable to our other titles.

We plan to further expand gameplays within our current products as well as work on new offerings.

Hero Wars
Genre:	RPG
Launch:	2016
Rating[2]:	4.5/5
DAUs (in thousands)[3]:	711
MAUs (in millions)[4]:	3.5
MPUs (in thousands)[5]:	263
Monthly Payer Conversion[6]:	7.4%
ABPPU[7]:	$131.9/month ($164 /month from the web platform)

2 Rating for current version in the United States’ Apple App Store and Google Play Store as of December 31, 2022.

3 Determined as of December 31, 2022. For a definition of DAUs, see “Item 5. Operating and Financial Review and Prospects—Key performance metrics—Daily Active Users.”

4 Determined as of December 31, 2022. For a definition of MAUs, see “Item 5. Operating and Financial Review and Prospects—Key performance metrics—Monthly Active Users.”

5 Determined as of December 31, 2022. For a definition of MPUs, see “Item 5. Operating and Financial Review and Prospects—Key performance metrics—Monthly Paying Users.”

6 Determined as of December 31, 2022. For a definition of monthly payer conversion, see “Item 5. Operating and Financial Review and Prospects—Key performance metrics—Monthly Payer Conversion.”

7 Determined as of December 31, 2022. For a definition of ABPPU, see “Item 5. Operating and Financial Review and Prospects—Key performance metrics—Average Bookings Per Paying User.

Launched in 2016, Hero Wars is our blockbuster mid-core multi-platform RPG. It is an adventure game, where players start with a single hero and progress through the game by collecting new heroes, battling enemies, powering up heroes, unlocking skills and training their hero pack. The game allows players to fight epic multiplayer PvP battles against enemies, characters and bosses for power, rewards, or rare items. Players are able to purchase virtual items, including boosts and other items within the game to further their progression and unlock more virtual rewards. In 2022, Hero Wars was in the top 100 grossing worldwide mobile app, according to data provided by AppMagic. For the year ended December 31, 2022, we generated $116.1 million in net cash flows generated from operating activities, with Hero Wars being the major contributor.

For the year ended December 31, 2022, Hero Wars generated $432.9 million in Bookings, representing a decline of 22% in comparison to its Bookings in 2021 due to overall negative trend in the gaming market in 2022. The following graphic illustrates the split of our Hero Wars Bookings by geography in 2022.

Other — Includes Bookings not allocated to any specific geography.

By distribution platform for the year ended December 31, 2022, 63% of our Bookings were generated from mobile (representing a 4% decrease in the portion of our total Bookings attributable to mobile compared to the previous year, resulting from a shift towards desktop), 37% from desktop (including social and web) (representing a 4% increase compared to the previous year, resulting from shift towards desktop).

For the year ended December 31, 2022, Hero Wars had DAUs of 711 thousand (representing a decline of 25% over the previous year), with 57% on mobile and 43% on desktop (including social and web), and MAUs of 3.5 million. Hero Wars’ MPUs were 263 thousand for the year ended December 31, 2022 (representing decline of 24% over the previous year). The ABPPU was $131.9/month for the year ended December 31, 2022 (representing a slight increase compared to $127.4/month in 2021).

We adjust the gameplay, the user interface, difficulty levels and the available in-game items and features depending on the platform on which our games are distributed in accordance with A/B test results (which tests users’ responses to variant A versus variant B, and concluding which of the two variants is more effective), other analytical data, user surveys and our understanding of user preference per platform. Accordingly, the versions of Hero Wars distributed through the mobile platforms Apple App Store, Google Play and Huawei are similarly configured, whereas the versions of Hero Wars distributed through web and social networks differ substantially from the mobile versions. We are continuously adjusting Hero Wars for both platforms, taking into account different marketing strategies and different user behavior. For example, paying web players tend to spend more money and time in game, due in part to less competition among web-based games as well as the fact that the game can stay idle on PCs and laptops. By contrast, competition is high in mobile games and time in game is restricted by user screen time. As a result, we build and continuously develop the web-based Hero Wars as a separate product with deeper monetization mechanics and separate marketing instruments, and allocate separate teams to its development.

Island Questaway

Genre:Farming game with puzzles

Launch:2021 (Android and iOS)

Rating8:4.2/5 on Google Play and 4.6/5 on
the Apple App Store

8 Rating for current version in the United States’ Apple App Store and Google Play Store as of December 31, 2022.

Launched in 2021, Island Questaway is a new, important expansion of GDEV’s portfolio into casual gaming. Island Questaway offers fresh and unique gameplay through a blend of different genres with a farming game that features an engaging storyline as well as a variety of puzzles to solve for an exciting, fun gaming experience.

Pixel Gun 3D

Genre:First-person shooter

Launch:2013 (iOS); 2014 (Android, Amazon), 2020 (Huawei)

Rating9:4.2/5 on Google Play and 4.7/5 on
the Apple App Store

Acquired in 2022, Pixel Gun 3D is one of the world’s largest mobile first-person shooter by monthly audience with more than 180 million cumulative downloads. Pixel Gun 3D is an online action battle royale game with a large player base. Pixel Gun 3D offers multiple modes in which players pit themselves against real opponents online.

Block City Wars

Genre:Action, adventure, simulation

Launch:2014 (Android and iOS); 2015 (Amazon)

Rating10:4.0/5 on Google Play and 4.2/5 on
the Apple App Store

9 Rating for current version in the United States’ Apple App Store and Google Play Store as of December 31, 2022.

10 Rating for current version in the United States’ Apple App Store and Google Play Store as of December 31, 2022.

Acquired in 2022, Block City Wars is a legacy title of Gracevale Ltd. with more than 50 million cumulative downloads. Block City Wars is a multiplayer shooter, which offers gamers an open world map with the ability to compete with other players, drive cars and choose guns among an arsenal of weapons.

Monetization

Our games are based on the free-to-play monetization model, whereby we generate revenues through in-game purchases (the sale of virtual goods within the game) and in-game advertising. We strive to enhance our games by offering players the option to accelerate their progress and deepen the gaming experience through in-game purchases. As of and for the year ended December 31, 2022, we generated $449.4 million in Bookings, 96% of which were attributable to Hero Wars and 4% attributable to our other titles and newly acquired ones. As of and for the year ended December 31, 2021, we generated $562 million in Bookings, 99% of which were attributable to Hero Wars and 1% attributable to our other titles.

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

Distribution Platforms

We offer our games across mobile, social, and web platforms. For the year ended December 31, 2022, 63% of our Bookings were generated from mobile and 37% from desktop (including social and web-based).

Our mobile gaming offering is split between two operating systems: Apple iOS, with games distributed in the Apple App Store and Google Android, with games distributed mainly in Google Play. We also distribute our offering through social media channels, primarily Facebook. Players discover games within the distribution platforms by searching games using the built-in search tools, browsing the top charts, trending downloads, and various other category lists, and by using other marketplace features. There are also various built-in promotional campaign placements within each marketplace. We strive to maintain good relationships with each marketplace to access this high-visibility promotional inventory. Ultimately, internal decision-making between the marketplace stakeholders determines which games are featured in these placements and the various other promotional categories. In addition to serving as distribution platforms, the online marketplaces offer integrated payment systems that allow users to make recurring in-game purchases, using a reliable trusted infrastructure. As at the date of this Annual Report, the distribution platforms charge us commissions which vary by platform and by country. Our platform commissions were 28% and 29% of revenues earned through in-game purchases for the years ended December 31, 2022 and 2021, respectively.

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

Technology

We have invested in developing our technology stack to support the growth of our business. We operate on a cloud-based technology platform, which we believe is sufficiently scalable, flexible and stable to handle our scale of operations. Our platform has the ability to handle millions of users accessing our games each month with sufficient levels of performance and reliability. For the years ended December 31, 2022 and December 31, 2021 our average MAU was 7.6 million and 5.9 million, respectively.

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

Research and Development

We are focused on continuing to implement and enhance features that keep games fresh and increase user engagement, including in-game virtual items, providing engaging new game themes, motifs, challenges and in-game missions. We serve these features to our users based on their preferences and the optimal timing during each player’s gameplay.

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

We develop and produce our own titles using a development process in which a group of creative, production, and technical professionals collaborate. Our new game development is governed by four key stages: prototype, test launch, soft launch, and core game release. Quality assurance personnel are involved throughout the development and production of published content and our games are subject to extensive testing before public release to assure compatibility with appropriate hardware systems and configurations and to minimize the number of bugs and other defects found in the products. We are responsible for the entire development and production process. As of December 31, 2022, we had a team of approximately 490 experienced developers and data scientists (including artists and game designers) as well as approximately 73 specialists covering in-game social network and customer support.

Intellectual Property

We consider our intellectual property rights, including our trademarks, copyrights and trade secrets, to be, in the aggregate, material to our business. We endeavor to protect our investment in our intellectual property by seeking to protect it in the key jurisdictions where we do business. When appropriate, we seek to obtain trademark protection by registering trademarks for the names and designs under which we market and license our games. As of December 31, 2022, we owned 16 trademarks that have been registered in United States and 23 trademarks that have been registered or applied for in jurisdictions outside of the United States. These trademark registrations include “Nexters,” “Hero Wars,” “Pixel Gun 3D” and “Block City Wars.” We also own registrations for the internet domains for our websites. Additionally, many aspects of our games, including feature elements such as game characters, are subject to copyright protection. Further, we own trade secrets relating to our games and the software and technology that we use to operate those games and our business.

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

We develop tailored monetization and retention strategies for different parts of our users’ lifecycles, including before they become paying users, after they become paying users, and for users who become inactive. We operate a centralized marketing team that performs key marketing and user acquisition functions. As of December 31, 2022, we had approximately 108 marketing employees (including creative, marketing analytics, user acquisition, and marketing growth).

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

There has been considerable focus on in-game offers to purchase virtual goods or premiums with real world currency (or with virtual in-game currency that can be purchased with real world currency) for which the player doesn’t know prior to purchase the specific digital goods or premiums they will be receiving (sometimes referred to as loot boxes, crates, or mystery prizes). In some of our games, certain mechanics may be deemed to be loot boxes, including instances where players can receive items from a predetermined list or purchase items (such as chests) on a random basis. In certain academic, political and regulatory discussions, these features have been compared to gambling because users are providing something of value for the chance to win a prize, with a large number of prizes having relatively modest value or utility and fewer having significant value or utility. The U.S. Federal Trade Commission (the “FTC”), held a public workshop on loot boxes in August 2019, and at least one bill has been introduced in the U.S. Senate that would regulate loot boxes in games marketed to minors. Belgium has imposed an effective ban on loot boxes in video games which are purchasable with real world currency, and loot boxes remain under legislative scrutiny in other European jurisdictions, including the Netherlands, Spain and Finland, and a number of European consumer groups are advocating for tighter restrictions on the use of paid-for loot boxes. In January 2023, the European Parliament adopted a report calling on the European Commission to enhance controls on loot boxes. Following a two-year enquiry, the UK government called for the industry to self-regulate more effectively; a technical working group was convened to pursue enhanced industry-led measures to improve consumer protections and is expected to publish recommendations in 2023. China has applied stringent requirements and limitations on online game operations and has been developing and tightening the regulations on the offering of loot boxes in recent years, including, among other things, that loot boxes cannot be acquired with direct investment of real money or virtual currency, that all items available in loot boxes must be obtainable through other means or be provided with items of the same features obtainable through other means, and the odds of winning must be published. Japan has implemented a self-regulatory approach to loot boxes. The use of loot boxes in computer games is currently unregulated in Australia but a private members’ bill has been tabled in the Australian Parliament in 2022 proposing that computer games containing loot boxes be restricted to players over the age of 18. The outcome of many of these initiatives is not yet known, but we anticipate there may be legislation forthcoming in at least some of these jurisdictions that could affect how we offer these features. See “Risk Factors—Risks Related to the Company’s Business and Operations—Changes to digital platforms’ rules, including those relating to “loot boxes,” or the potential adoption of regulations or legislation impacting loot boxes, could require us to make changes to some of our games’ economies or design, which could negatively impact the monetization of these games, thereby reducing our revenues.”

Data Privacy and Security

As a BVI incorporated and Cypriot headquartered company with users around the globe, we collect, process, store, use, and share data, some of which contains personal information, in connection with operating our business. Consequently, our business is subject to a number of European Economic Area and international laws and regulations governing data privacy and security, including with respect to the collection, processing, storage, use, transmission, sharing, and protection of personal information and other consumer data, as well as applicable BVI data protection laws. Such laws and regulations may be inconsistent across jurisdictions or conflict with other rules. The applicability of these laws and regulations to us, and their scope and interpretation, are often uncertain, particularly with respect to laws and regulations outside the United States. In addition, the scope of data privacy regulations worldwide continues to evolve. Many jurisdictions in which we operate have seen the adoption of data localization and protection laws that prohibit the collection of certain personal information through servers located outside of the respective jurisdictions. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to additional data privacy, data protection, cybersecurity, and consumer protection laws and regulations in additional jurisdictions. Violation of these laws by an operator may result in fines, suspension of activities or license revocation. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Company’s Information Technology and Data Security—Data privacy and security laws and regulations, and related guidance and standards, in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions, civil lawsuits (including class action or similar representative lawsuits) and other penalties; such laws and regulations are continually evolving. Our or our platform and service providers’ actual or perceived failure to comply with these laws and regulations could harm our business.”

For example, in the United States at the state level, California passed the California Consumer Privacy Act (the “CCPA”) which became enforceable by the California Attorney General in 2020, along with related regulations, which together imposed additional data protection obligations on covered businesses. Additionally, California also passed the California Privacy Rights Act (the “CPRA”), which entered into effect on January 1, 2023. The CPRA significantly modifies the CCPA, including adding new privacy rights and creating a new enforcement agency, the California Privacy Protection Agency. Effective January 1, 2023, personal information collected about California residents acting in the context of a business-to-business contact or as an employee also now fully within scope of the CCPA.

The CCPA has encouraged other new state data privacy laws, such as the Virginia Consumer Data Protection Act (“VCDPA”), the Colorado Privacy Act (“CPA”) and Connecticut Data Privacy Act (“CTDPA”), and the Utah Consumer Privacy Act (“UCPA”), which go into effect in 2023 and similarly introduce new privacy rights and impose new obligations on businesses. More generally, these laws are part of a trend toward more stringent U.S. privacy legislation. We cannot fully predict the impact of these laws, or subsequent guidance, regulations or rules on our business or operations, including those that are still in draft form, but they may increase our compliance costs and potential liability, particularly in the event of a data breach, and could have a material adverse effect on our business, including how we use personal information, our financial condition, and the results of our operations or prospects.

Outside of the United States, many countries have also adopted comprehensive data protection and security laws. In the BVI we are subject to the Data Protection Act, 2021 (the “BVI DPA”) The DPA establishes a framework of rights and duties designed to safeguard individuals’ personal data, balanced against the need of public authorities, businesses and organizations to collect and use personal data for lawful purposes. The BVI DPA is centered around seven data protection principles (the General Principle, the Notice and Choice Principle, the Disclosure Principle, the Security Principle, the Retention Principle, the Data Integrity Principle and the Access Principle). The BVI DPA is however based on the original UK Data Protection Act 1998 and therefore less comprehensive than the GDPR (defined below) and U.K. GDPR (defined below) to which we are also subject.

In the European Economic Area (the “EEA”), we are subject to the EU General Data Protection Regulation 2016/679 (the “GDPR”), which became effective in May 2018. Further, following the withdrawal of the United Kingdom from the European Union and the expiry of the transition period, from January 1, 2021, we have had to comply with the GDPR as implemented in the United Kingdom, which together with the amended United Kingdom Data Protection Act 2018 (together, the “U.K. GDPR”), retains in large part the GDPR in United Kingdom national law. The GDPR and the U.K. GDPR (collectively, the “Applicable Data Protection Laws”) impose comprehensive data privacy compliance obligations on controllers and processors of personal data in the EEA and the United Kingdom, including, for example, specific standards for obtaining consent from individuals to process their personal data, robust disclosures to individuals and a comprehensive individual data rights regime, and defined timelines for data breach notifications. The Applicable Data Protection Laws create compliance obligations applicable to our business and some of our players, which can be uncertain given rapidly developing guidance and case law, and could change our business practices, expose us to significant reputational damage, regulatory enforcement actions or assessment notices (for a compulsory audit), orders to cease/ change our data processing activities, and/ or civil lawsuits (including class action or similar representative lawsuits) by consumers or consumer organizations, amongst others, for alleged breach of data protection laws. The Applicable Data Protection Laws include financial penalties for noncompliance including possible fines of up to the greater of 4% of global annual revenues for the preceding financial year or €20 million, or £17.5 million in the United Kingdom, for the most serious violations. Many large geographies in which we operate, including Australia, Brazil, Canada and India, have passed or are in the process of passing comparable or other robust data privacy legislation or regulation, which may lead to additional costs and increase our overall risk exposure.

We are also subject to EU and UK rules with respect to cross-border transfers of personal data out of the EEA and the UK, respectively, and recent legal developments and guidance have created complexity and uncertainty regarding such transfers to other countries, in particular in relation to transfers to the United States. In July 2020, the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy Shield. The CJEU further noted that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield) alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. Following the CJEU’s ruling, there has been increased regulatory action in this area. For example, the Irish regulator has issued a draft decision requiring Meta to suspend the transfer of personal data from the EU to the United States, and the Austrian, French, Italian and Danish data protection authorities have indicated in recent rulings that use of Google Analytics by European website operators involves the unlawful transfer of personal data to the United States. A similar ruling was also recently handed down by the European Data Protection Supervisor in respect of the use of Google Analytics by the European Parliament. The Danish regulator has also issued a similar decision in respect of Google Chromebooks. We currently rely on the standard contractual clauses to transfer personal information outside the EEA and the UK, including to the United States, with respect to both intragroup and third party transfers. As the enforcement landscape further develops, and supervisory authorities issue further decisions and guidance on personal information export mechanisms, we could suffer additional costs, complaints and/or regulatory investigations or fines, we may have to stop using certain tools and vendors and make other operational changes, we have had to and will have to implement revised standard contractual clauses for existing intragroup, customer and vendor arrangements within required time frames, and/or if we are otherwise unable to transfer personal information between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could materially adversely affect our business, results of operations and financial condition. Our business also increasingly relies on machine learning, artificial intelligence and automated decision making to improve our services and tailor our interactions with our customers. However, in recent years use of these methods has come under increased regulatory scrutiny. New laws, guidance and/or decisions in this area may limit our ability to use our machine learning and artificial intelligence, or require us to make changes to our platform or operations that may decrease our operational efficiency, result in an increase to operating costs and/or hinder our ability to improve our services. For example, there are specific rules on the use of automated decision making under the GDPR that require the existence of automated decision making to be disclosed to the data subject with a meaningful explanation of the logic used in such decision making in certain circumstances, and safeguards must be implemented to safeguard individual rights, including the right to obtain human intervention and to contest any decision. Equally, the regulatory framework around the development and use of machine learning, artificial intelligence and automated decision making is evolving. In Europe, on April 21, 2021, the European Commission proposed a Regulation seeking to establish a comprehensive, risk-based governance framework for artificial intelligence in the EU market. The proposal is intended to apply to companies that develop, use and/ or provide artificial intelligence in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security and accuracy, and proposes fines for breach of up to 6% of worldwide annual turnover. In addition, on September 28, 2022, the European Commission proposed two Directives seeking to establish a harmonized civil liability regime for artificial intelligence in the EU, in order to facilitate civil claims in respect of harm caused by artificial intelligence and to include artificial intelligence-enabled products within the scope of the EU’s existing strict liability regime. If enacted, this regulatory framework is expected to have a material impact on the way artificial intelligence is regulated in the EU, and together with developing guidance and/ or decisions in this area, may affect our use of artificial intelligence and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

We are also subject to evolving EU and UK privacy laws on cookies, tracking technologies and e-marketing. Recent European court and regulator decisions are driving increased attention to cookies and similar tracking technologies. In the EU and UK, informed consent is required for the placement of certain cookies or similar tracking technologies on an individual’s device and for direct electronic marketing. Consent is tightly defined and includes a prohibition on pre-checked consents and a requirement to obtain separate consents for each type of cookie or similar technology.

All of the above factors, again, introduce the possibility we will be subject to, and required to comply with, a separate and additional legal regime with respect to data privacy, which may result in substantial costs and may necessitate changes to our business practices. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Company’s Information Technology and Data Security—Our business could be adversely impacted by changes relating to electronic marketing or the restriction of the use of third-party cookies and similar tracking technologies.”

C.	Organizational Structure

Below is an overview of the legal structure of the Company and its subsidiaries as of the date of this Annual Report.

D.	Property, Plants and Equipment

As of the date of this Annual Report, we lease eight offices, five located in Cyprus and three in Armenia. We believe our existing facilities are sufficient for our current needs. We may add new facilities and expand our existing facilities as we add employees and expand into new locations. We believe suitable additional space will be available as needed to accommodate our needs.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes appearing elsewhere in this Annual Report. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Item 3. Key Information—D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections and elsewhere in this Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We build mobile, web and social games for millions of players to enjoy globally. We are one of the top five independent mobile game developers in Europe (excluding developers owned and controlled by other companies active in the gaming market) based on in-game purchases in 2022, net of platform fees, according to data provided by data.ai. Our games are free to play, and we continuously innovate our games to provide novel, curated in-game content to our users at optimal points in their game journeys.

Our core product offering, Hero Wars, offers a suite of games across mobile, social and web-based platforms and has, since its launch in 2016, evolved into a well-recognized global gaming franchise in the RPG genre, with 3.5 million MAUs across more than 75 countries in 2022. In 2022, Hero Wars ranked 10th on Android and 8th on iOS according to the top grossing charts in the RPG genre in the United States.

Continuous improvements in game content and focus on customer engagement has allowed us to monetize on the popularity of our games and achieve attractive key performance metrics. In particular, between 2018 and 2021, we achieved 13 times’ growth in Bookings and as of December 31, 2022, our cumulative all time Bookings crossed the $1.5 billion mark. We benefit from predictable cohorts and a loyal base of core players, which supports our ability to sustain our monetization per user. In the year ended December 31, 2022, cohorts from previous periods accounted for approximately 81.7% of our Bookings for our core product, Hero Wars.

Since our formation over a decade ago, we have developed a sizeable built-to-scale platform, enabling us to streamline content development and offering a value-enhancing opportunity for potential newly acquired games and companies. For example, in 2022, we entered into agreements to acquire four separate gaming studios to expand our portfolio of midcore games, enlarge our player base and expand into new genres. We plan to further expand gameplays within our current products as well as work towards new game offerings.

Our headquarters are in Cyprus. As of June 30, 2022, we had 1,044 employees. On June 29, 2022, the Company had announced changes to its headcount; accordingly, as of December 31, 2022, we had approximately 848 employees. Our revenue and for the years ended December 31, 2022 and 2021 was $479.7 million and $434.1 million, respectively, and our Bookings11 for the same periods were $449.4 million and $562 million, respectively. We recorded net cash flows generated from operating activities of $116.1 million and $105.5 million for the years ended December 31, 2022 and 2021, respectively. Our total comprehensive income/loss net of tax for the years ended December 31, 2022 was an income of $10.7 million compared to a loss of $117.4 million for the previous year.

Key Performance Metrics

We manage our business by tracking several key performance metrics through our internal analytics systems. Our key performance metrics are impacted by several factors that could cause them to fluctuate on a quarterly basis, such as platform providers’ policies and restrictions, seasonality, user connectivity, conversion of users to paying users and the addition of new content to certain games, and, in certain cases, our operating metrics may not necessarily correlate directly to quarterly revenues trends. Future growth in players and engagement will depend on our ability to retain current players, attract new players, acquire or launch new games and features, and expand into new markets and distribution platforms.

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

11 For a definition of Bookings, see “—Key performance metrics—Bookings.”

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

Average Monthly Paying Users (in thousands)

The first half of 2021 was characterized by a record high investment in marketing, which led to high growth in MPUs during 2021. However, the decrease in marketing investments in 2022 resulted in a corresponding decrease in MPUs during 2022, especially in the second half of 2022.

Monthly Payer Conversion

We define Monthly Payer Conversion as the total number of MPUs, divided by the number of MAUs. We believe that Monthly Payer Conversion is a useful metric to describe the monetization of our users.

Monthly Payer Conversion

	H1 2021	H2 2021	H1 2022	H2 2022
Monthly Payer Conversion	5.2%	7.3%	4.7%	4.1%

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

In 2022 Bookings amounted to $449.4 million compared to $562 million in 2021. The share of advertisement sales as a percentage of total bookings stayed relatively stable in 2022 at 4.5% compared to 4.9% 2021, a decrease of 0.4 percentage points.

Key Factors Affecting Our Business

There are a number of factors that affect the performance of our business, and the comparability of our results from period to period, including:

●	Conversion of players into paying users and ongoing monetization. While our games are free-to-play, we generate a substantial majority of our revenues from players’ purchases of in-game virtual items. Revenues from in-game purchases accounted for 95.8% and 93.7% of revenues in the years ended December 31, 2022 and 2021, respectively. Our financial performance is dependent, in part, on our ability to convert more active players into paying players and to grow or maintain user spend over the long term. These two strategies may not always be successfully implemented simultaneously. Therefore, we may, during certain periods of time, concentrate more on increasing the number of paying users, while allocating more of our resources to increasing average spend per user during other periods depending on a number of external and internal factors. In the year ended December 31, 2022, our average Monthly Payer Conversion was 4.4%, reflecting a decrease from 6.1% in the prior year that we attribute primarily to the Monthly Payer Conversion associated with Pixel Gun 3D, which we acquired in 2022. Excluding the effects of Pixel Gun 3D, our Monthly Payer Conversion would have increased to 7.0% in comparison to 2021. Our players’ willingness to consistently make in-game purchases is impacted by our ability to deliver engaging content and personalized user experiences, which we assess based on historical data analysis and series of A/B tests.
●	Release of new content, offers, and features. Our revenue growth has been driven by improving the content, offers, and features in our existing games. In order to enhance the content, offers, and features in our existing games, we must invest a significant amount of our technological and creative resources, ensuring that we support a consistent cadence of novel content creation that drives conversion and continued monetization. These expenditures generally occur months in advance of the release of new content.
●	Successfully acquiring new users and retaining our new and existing users. Establishing and maintaining a loyal network of users and paying users is vital for our business. In order to grow our user network, we incur marketing expenses across various user acquisition channels and maintain a substantial focus on content development for our existing games to attract, engage and retain users. During the year ended December 31, 2022, we had 1,186 thousand average DAUs, representing an increase of 138 thousand average DAUs compared to the prior year. We developed a comprehensive data driven approach towards marketing and user acquisition, which, we believe, helps us to acquire new users in an efficient way. We intend to continue to seek new opportunities to enhance and refine marketing efforts to acquire new users, including further refining our data driven approach and identifying potential technologies and channels to enhance our marketing and advertising capabilities.

General Economic Conditions

Our games may be sensitive to general economic conditions and economic cycles. Difficult economic conditions in the markets in which we compete or seek to expand, such as decreases in per capita income and level of disposable income driven by increases in inflation, energy costs, income (and other) taxes and the cost of living, increased and prolonged unemployment or a decline in consumer confidence, in each case, as a result of worldwide or regional recession, the COVID-19 pandemic, the Russia-Ukraine conflict or other geopolitical tension, political instability or other country-specific factors, or other economic disruptions, could negatively affect the demand for our games and therefore have a material adverse effect on our Bookings or results of operations.

In fact, 2022 was the first year over the past decade when the worldwide gaming revenue decreased year-over-year, with a 5.1% decrease of the total gaming market in 2022 as compared with 2021, according to Newzoo. While one of the key reasons for the negative market dynamics in 2022 was, we believe, a result of the easing of the COVID-19 restrictions, which brought consumers’ spending in online games back to historical normal levels in 2022 as compared with the earlier years impacted by the COVID-19 pandemic. We also attribute part of the decrease to more difficult economic conditions brought on by inflation, which limited consumers’ disposable income. Correlating with the general negative development in the gaming market, during the year ended December 31, 2022, the Company's Bookings declined by 20% compared to 2021, with the significant reduction in our marketing budget in 2022 contributing to the decline. Furthermore, MPUs for Hero Wars for 2022 decreased by 24% compared to 2021.

COVID-19

The global pandemic associated with COVID-19 has caused major disruption to all aspects of the global economy and daily life over the past few years, particularly as a result of the quarantine and stay-at-home orders that were imposed by all levels of government. We have followed guidance by Cyprus and other applicable foreign and local governments to protect our employees and operations during the pandemic and have implemented a remote environment for certain aspects of our business. While the outbreak recently appeared to be trending downward as vaccination rates increased, resulting in the easing of restrictions, new variants of COVID-19 continue emerging, spreading globally and continuing to cause significant uncertainty. We cannot predict the potential impacts of the COVID-19 pandemic on our business or operations, but we continuously monitor performance and other industry reports to assess the risk of future negative impacts should the disruptions of the COVID-19 pandemic or similar health epidemics continue to evolve.

Despite the challenges we have faced in light of the COVID-19 pandemic, we observed a positive correlation on our Bookings and number of DAUs while the stay-at-home orders were in place across the various jurisdictions in which our users are located. As individuals spent more time at home in 2020 and 2021, we saw an increase in time spent with digital entertainment, including casual gaming and games involving socially interactive experiences. With the easing of these restrictions, the gaming industry has generally experienced a decline in Bookings. Our Bookings decreased in 2022 by 20% as compared with 2021 correlating to this trend and certain other negative effects in the market. As our marketing investments tapered back to historical normal levels, we could experience a further decrease in user activity or spending in line with the general industry trend, which could adversely impact our cash flows, operating results, and financial condition. Furthermore, there can be no assurance that any re-imposition of restrictive measures in a renewed effort to control the spread of COVID-19 variants will result in the effects we have experienced in the past.

The COVID-19 pandemic has resulted and may continue to result in consumers’ spending a greater portion of their time at home and sustained demand for entertainment options. However, the COVID-19 pandemic has caused an economic recession, high unemployment rates, and other disruptions, both in the United States and the rest of the world. We cannot predict the potential longer-term impacts of the COVID-19 pandemic on our business or operations, and there is no guarantee that any near-term trends will continue, particularly if the COVID-19 pandemic increases and the adverse consequences thereof in severity or continues for a protracted period of time, which could disrupt our operations, or put greater financial pressure on the economy and users’ discretionary income or spending habits. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Company’s Business and Operations—The recent COVID-19 pandemic and similar health epidemics, contagious disease outbreaks and public perception thereof, could significantly disrupt our operations and adversely affect our business, results of operations, cash flows or financial condition” for more information.

Seasonality

Our business experiences the effects of seasonality. We usually experience certain decreases in the efficiency of our marketing and user acquisition towards the end of the year as a result of competition for the same users from retail advertising campaigns during Halloween, Thanksgiving and Christmas, as well as during summer months due to the decrease in time spent online by our players during the summer vacation season. We typically benefit from the increased efficiency in this respect during the first quarter of each year. To address seasonality, our strategy is to (i) decrease the intensity of our user acquisition and marketing campaigns in summer and towards the end of the year; (ii) only utilize those channels and instruments that we believe are less saturated with the competing marketing campaigns; and (iii) increase the intensity of our user acquisition and marketing activities in the first quarter of each year.

Russian Geopolitical and Economic Risks

As a result of the military actions in Ukraine, a number of governments, including those of the United States, United Kingdom and European Union, have imposed unprecedented sanctions on specified persons and entities in Russia. While the situation remains highly fluid and additional sanctions are possible, neither we, nor any of our subsidiaries are currently subject to any sanctions that have been imposed. Nevertheless, as result of the ongoing conflict in Ukraine, many U.S. and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, tech, travel and logistics, manufacturing and others, have indefinitely suspended their operations and paused all commercial activities in Russia and Belarus. For example, Apple and Google, two of the primary platforms that distribute our games, have been suspended their respective digital wallet and mobile payment services, Apple Pay and Google Pay, in relation to credit cards issued by Russian financial institutions that are the subject of sanctions. Players who access our games via these platforms in Russia may therefore be disconnected from the primary means to make in-game purchases. Based on our current geographical distribution of Bookings, management believes that the latest geopolitical developments will have certain residual negative effects on the Company's future financial performance, limited to the share of Bookings deriving from the markets of the former Soviet Union (FSU), which stood at 11% of our total for 2022 and which, as a percentage of our total Bookings, has been declining over the past few years. The exact effects cannot currently be reliably estimated due to the constantly changing environment.

Our board of directors determined that it is in the best interests of the Company, our player community and our investors to eliminate – to the maximum extent possible within the Company’s control – our exposure to country risks related to Russia. To this end, in 2022 we disposed of our Russian subsidiaries, relocated or laid-off all employees in Russia, and moved all our former Russian business operations to other countries and discontinued offering of our games through Russian social networks.

We do not expect these measures to have a material impact on the Company, as none of the divested subsidiaries currently represent a revenue-generating asset. The divestment has no effect on the Company’s ability to continue to offer its full suite of games through its primary third-party platforms which are not based in Russia: Apple, Facebook, Google, Xsolla and Huawei. We have recorded losses on disposal in respect of our divestment of our (former) Russian based-subsidiaries in the amount of $5.0 million. For further details please refer to Note 8 to our audited consolidated financial statements as of and for the year ended December 31, 2022, included elsewhere in this Annual Report.

Additionally, the Company has incurred additional expenses as a consequence of the Russian military conflict in Ukraine. For example, we have incurred costs related to the relocation of critical personnel from Russia, Ukraine and Belarus to Cyprus, Armenia, Kazakhstan and certain other “safe-harbor” countries. Furthermore, prior to the disposition of our Russian-based subsidiaries, we supplemented the compensation paid to our employees located in Russia with additional amounts designed to safeguard these employees against the devaluation of the Russian Ruble and high inflation of consumer prices in Russia that was seen since March of 2022. As of the date of this Annual Report, we have largely completed the relocation program and therefore do not expect any impact of the relocation expenses in 2023 and beyond, though we expect a certain increase in labor costs per employee starting from 2022 and going forward resulting from our policy of providing salary increases and various compensations on an ongoing basis to our employees to support them during the relocation process and to assist them with settling in their new locations.

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

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. We expect to remain an emerging growth company at least through the end of the 2023 fiscal year and to continue to take advantage of the benefits of the extended transition period, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Recent Changes in Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 (Basis of accounting—Changes in accounting policies) to our audited consolidated financial statements for the fiscal year ended December 31, 2022, included elsewhere in this Annual Report.

A.	Operating Results

Components of Our Results of Operations

Revenue

We primarily derive revenue from the sale of virtual items associated with online games. We also receive revenue from in-game advertising.

In-game purchases

We distribute our games to the end customer through various web and mobile platforms, such as Apple, Google, Facebook and Huawei. Through these platforms, users can download our free-to-play games, access our games operated through the web and purchase virtual items to enhance their game-playing experience. Players can purchase virtual items through various widely accepted payment methods offered in the games. Payments from players for virtual items are non-refundable and relate to non-cancellable contracts that specify our obligations and cannot be redeemed for cash nor exchanged for anything other than virtual items within our games.

There are two different kinds of in-game purchases in our games: consumables and durables. Consumables benefit the user immediately, while benefits from durables last over a certain period of time, which can be substantial. Consumable in-game purchases satisfy the performance obligation “at a point in time”. Durable in-game purchases revenue is recognized “over time” (i.e., across the user lifetime, lifetime of a game or any other approximations of the lifetime of a durable item as the case may be). Following the industry practice, we present in-game revenue on gross basis. Revenue share to web and mobile platforms such as Apple, Google, Facebook and Huawei is presented as platform commissions fees.

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

Platform commissions

Platform commissions consist of commission charged by platforms which we use to distribute our games. Platform providers (such as Apple, Meta (formerly Facebook), Google and Huawei) charge a transactional payment processing fee to accept payments from our players for the purchase of in-game virtual goods. Payment processing fees and other related expenses for in-app purchases made through platforms differ from country to country and from platform to platform, and change over time. Our platform commissions were 28.2% and 28.8% for the years ended December 31, 2022 and 2021, respectively. We generally expect cost of revenue to fluctuate proportionately with revenues.

Game operating cost

Game operating cost consists mainly of employee benefit expenses and technical support services provided by third parties, both of which mainly relate to maintenance and upgrades of the Company’s software applications.

Other operating income

Other operating income relates to income associated with non-core activities of the group.

Selling and marketing expenses

Selling and marketing expenses consists of costs related to advertising and user acquisition. We plan to continue to invest in sales and marketing to acquire and retain our users. However, sales and marketing expenses may fluctuate as a percentage of revenues depending on the timing and efficiency of our marketing efforts.

General and administrative expenses

General and administrative expenses comprise employee benefits expenses, professional fees, loss on sale of disposal group, insurance liability expenses and other operating expenses. Employee benefits expenses consists of wages, salaries, bonuses, benefits, and other compensation including share based compensation as well as employer-paid payroll taxes depending on salaries. Professional fees represent primarily audit expenses, legal consulting fees and other consulting and similar services. Other operating expenses mainly consist of office rent and miscellaneous sundry expenses.

Goodwill and investments in equity-accounted associates impairment

Goodwill impairment relates to the impairment of goodwill when its carrying amount at the reporting date is higher than its recoverable amount and investment impairment relates to the impairment of the Company’s assets other than goodwill, such as intangible assets and investment in associates.

Share listing expense

Share listing expense is a non-cash non-recurring expense incurred in connection with the business combination of the Issuer, Kismet and Nexters Global, which constituted a share-based transaction pursuant to IFRS 2. The share listing expense is determined as the excess of the fair value of the equity instruments issued by the Issuer over the fair value of the identified net assets contributed by Kismet in the business combination.

Impairment loss on trade receivables and loan receivables

Impairment loss on trade receivables and loan receivables comprise expected credit losses for loans receivable and expected credit losses for trade and other receivables.

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

Finance income

Finance income comprises interest income, net foreign exchange gain and other financial income.

Finance expenses

Finance expenses comprise net foreign exchange loss, bank charges, financial transaction costs, unwinding of discount on the financial liabilities and interest expense.

Change in fair value of share warrant obligations and other financial instruments

Change in fair value of share warrant obligations and other financial instruments includes changes in the fair values of financial assets and liabilities accounted at fair value through profit or loss in accordance with IFRS 9, such as warrants exercisable for our ordinary shares, put and call options in respect of our ordinary shares and shares of our equity associates, and earn-outs granted in connection with the acquisition of associates.

Tax

Income tax consists of corporation tax and Special Contribution for the Defence of the Republic of Cyprus and certain overseas income taxes imposed by several jurisdictions where we distribute our products and where certain legal entities of our Company’s group operate. In Cyprus, where our holding company and the major operating company have tax presence, there are no substantial differences between the tax and accounting bases of assets and liabilities acquired or incurred, respectively, in the ordinary course of business; and, therefore, these assets and liabilities should not result in substantial deferred tax assets or liabilities. Deferred tax assets and liabilities arise, however, in the case of temporary differences attributable to certain other legal entities in our Company’s group.

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

The payment of dividends to non-Cyprus tax resident shareholders (companies or individuals) or tax resident individuals who are not Cyprus domiciled, is exempt from taxation in Cyprus. On December 9, 2021, the Cyprus Parliament passed into law a bill that aims to strengthen the Cyprus tax framework for the prevention of tax abuse. Effective as from December 31, 2022, withholding taxes at the rate of 17% were introduced on dividend payments to companies in jurisdictions included in the EU Blacklist of non-cooperative jurisdictions (“EU Blacklist”) at the rate of 17% if those companies are:

●	resident in jurisdictions included in the EU Backlist, or
●	incorporated/registered in a jurisdiction included in the EU Blacklist and are not tax resident in any other jurisdiction that is not included in the EU Blacklist.

For the withholding taxes to apply, the following conditions should also be met:

●	The company receiving the dividend holds directly, either alone or jointly with associated companies, over 50% of the capital, voting rights, or is entitled to receive more than 50% of the profits in the company paying the dividends.
●	The associated companies should also be resident in an EU blacklisted jurisdiction or incorporated / registered in an EU blacklisted jurisdiction and are not tax resident in any other jurisdiction that is not included in the EU Blacklist.

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

Starting from January 1, 2019 we changed our tax reporting principles, judgments and estimates in a few areas including, among others, revenue recognition for in-game purchases and software development costs, which resulted in a substantial amount of revenues related to in-game purchases made by our consumers in 2019 being deferred to 2020 and beyond, as well as software costs being expensed as incurred. As a consequence, we booked substantial tax losses in 2019, 2020 and 2021, as opposed to profits recorded in the prior periods and in 2022.

Since, up to June 30, 2021, we were claiming the provisions of the Cyprus old IP regime, which were more beneficial than the provisions of the Cyprus new IP regime applying as of July 1, 2021, the deferral of revenue and the expensing of the software development costs did not give rise to any tax benefit for us and, as such, we do not expect that we will be exposed to any tax risks in relation to these new principles and estimates when our tax records are assessed by the tax authorities. However, the possibility of certain transactions like indirect taxes to be challenged by the relevant tax authorities cannot be ruled out.

We have not recognized any tax expense in respect of these uncertainties as we believe that our tax records are in compliance with the existing laws and regulations and that our accruals for tax liabilities are sufficient and adequate for all open tax years based on our assessment of many factors, including interpretations of tax law and prior experience. Overseas tax in excess of credit claims used during the year represents withholding income tax charges imposed in respect of our Bookings in certain jurisdictions where our customers are located.

Other comprehensive income/(loss)

Other comprehensive income/(loss) relates to foreign currency translation differences in respect of foreign operations.

Results of Operations

The tables below show the results of our key financial and operating metrics for the periods indicated. Unless otherwise indicated, financial metrics are presented in thousands of U.S. Dollars, user statistics are presented in thousands of users, and ABPPU is presented in U.S. Dollars.

	Year ended
	December 31,
	2022	2021	2020(1)

	(US$ in thousands)
Revenue	479,688	434,094	260,892
Costs and expenses, excluding depreciation and amortization
Cost of revenue:
Platform commissions	(129,623)	(117,229)	(75,163)
Game operating cost	(44,036)	(18,945)	(17,390)
Other operating income	1,327	—	—
Selling and marketing expenses	(152,674)	(270,065)	(165,756)
General and administrative expenses	(36,119)	(23,031)	(3,689)
Goodwill and investments in equity accounted associates’ impairment	(62,828)	—	—
Share Listing Expense	—	(125,438)	—
Impairment loss on trade receivables and loans receivable	(29,987)	(102)	—
Total costs and expenses, excluding depreciation and amortization	(453,940)	(554,810)	(261,998)
Depreciation and amortization	(6,901)	(2,540)	(561)
Profit/(loss) from operations	18,847	(123,256)	(1,667)
Finance income	1,868	79	1,998
Finance expenses	(2,191)	(3,220)	(220)
Change in fair value of share warrant obligations and other financial instruments	2,767	10,080	—
Share of loss of equity-accounted associates	(10,121)	—	—
Profit/(loss) before income tax	11,170	(116,317)	111
Income tax expense	(3,760)	(1,127)	(862)
Profit/(loss) for the year, net of tax	7,410	(117,444)	(751)
Attributable to equity holders of the Company	7,303	(117,455)	(751)
Attributable to non-controlling interest	107	11	—
Other comprehensive income/(loss)
Items that are or may be reclassified subsequently to profit or loss	3,338	11	15
Foreign currency translation difference	3,456	36	—
Other	(118)	(25)	15
Total comprehensive income/(loss) for the year, net of tax	10,748	(117,433)	(736)
Attributable to equity holders of the Company	10,641	(117,444)	(736)
Attributable to non-controlling interest	107	11	—
(1)

Reflects a correction to the amount reported in our audited consolidated statement of profit or loss for the year ended December 31, 2020 due to the identification of an error relating to the calculation of withholding taxes and an error relating to the calculation of complex share-based options for the periods ended on December 31, 2020. For further information, see Note 4 (Accounting judgments, estimates and assumptions—Correction of errors) to our consolidated financial statements for the year ended December 31, 2022, included elsewhere in this Annual Report.

Non-financial performance metrics

	Year ended
	December 31,
	2022	2021	2020

DAUs (in thousands)(1)	1,186	1,048	896
MAUs (in millions) (2)	7.6	5.9	5.7
MPUs (in thousands)(3)	335	362	284
Monthly Payer Conversion(4)	4.4%	6.1%	5.0%
ABPPU (US$)(5)	107	123	126
Bookings (US$in thousands)(6)	449,446	561,993	445,495	(7)
(1)	The Company defines Daily Active Users, or DAUs, as the number of individuals who played one of its games during a particular day.
(2)	The Company define Monthly Active Users, or MAUs, as the number of individuals who played a particular game in the 30-day period ending with the measurement date.
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

(6)	The Company defines Bookings as sales contracts generated from in-game purchases and advertising in a given period.
(7)	Reflects a correction to the amount previously reported due to the identification of an error relating to the calculation of withholding taxes.

Comparison of the year ended December 31, 2022 versus the year ended December 31, 2021

	Year ended December 31,		Variance
	2022	2021	(US$ in

	(US$ in thousands)		thousands)	(%)
Revenue	479,688	434,094	45,594	11%
Costs and expenses, excluding depreciation and amortization
Cost of revenue:
Platform commissions	(129,623)	(117,229)	(12,394)	11%
Game operating cost	(44,036)	(18,945)	(25,091)	N/M
Other operating income	1,327	—	1,327	100%
Selling and marketing expenses	(152,674)	(270,065)	117,391	(43)%
General and administrative expenses	(36,119)	(23,031)	(13,088)	57%
Goodwill and investments in equity accounted associates’ impairment	(62,828)	—	(62,828)	100%
Share Listing Expense	—	(125,438)	125,438	(100)%
Impairment loss on trade receivables and loans receivable	(29,987)	(102)	(29,885)	N/M
Total costs and expenses, excluding depreciation and amortization	(453,940)	(554,810)	100,870	(18)%
Depreciation and amortization	(6,901)	(2,540)	(4,361)	N/M
Profit/(loss) from operations	18,847	(123,256)	142,103	N/M
Finance income	1,868	79	1,789	N/M
Finance expenses	(2,191)	(3,220)	1,029	(32)%
Change in fair value of share warrant obligations and other financial instruments	2,767	10,080	(7,313)	(73)%
Share of loss of equity-accounted associates	(10,121)	—	(10,121)	100%
Profit/(loss) before income tax	11,170	(116,317)	127,487	N/M
Income tax expense	(3,760)	(1,127)	(2,633)	N/M
Profit/(loss) for the year, net of tax	7,410	(117,444)	124,854	N/M
Attributable to equity holders of the Company	7,303	(117,455)	124,758	N/M
Attributable to non-controlling interest	107	11	96	N/M
Other comprehensive income/(loss)
Items that are or may be reclassified subsequently to profit or loss	3,338	11	3,327	N/M
Foreign currency translation difference	3,456	36	3,420	N/M
Other	(118)	(25)	(93)	N/M
Total comprehensive income/(loss) for the year, net of tax	10,748	(117,433)	128,181	N/M
Attributable to equity holders of the Company	10,641	(117,444)	128,085	N/M
Attributable to non-controlling interest	107	11	96	N/M

N/M – not meaningful

Revenue

	Year ended
	December 31,		Variance
	2022	2021	(US$ in

Revenue by type:	(US$ in thousands)		thousands)	(%)
In-game purchases	459,660	406,594	53,066	13%
Advertising	20,028	27,500	(7,472)	(27)%
Total	479,688	434,094	45,594	11%
Revenue by geographic location of player:
United States	160,314	136,570	23,744	17%
Europe	101,320	93,620	7,700	8%
Asia	124,322	106,404	17,918	17%
Other	93,732	97,500	(3,768)	(4)%
Total	479,688	434,094	45,594	11%

Revenue for the year ended December 31, 2022 increased by $45.6 million when compared with the same period of 2021. The increase in revenue was primarily due to a $158.1 million decrease in change in deferred revenue in the year ended December 31, 2022 compared with the same period of 2021, partially offset by a $112.5 million decrease in Bookings.

Platform commissions

Platform commissions for the year ended December 31, 2022 increased by $12.4 million when compared with the same period of 2021. The increase in platform commissions was primarily due to a 11% increase in revenue generated from in-game purchases in the year ended December 31, 2022 when compared with the same period of 2021, as platform commissions generally deviate in line with deviations to our in-game purchases revenue.

Game operating cost

Game operating cost for the year ended December 31, 2022 increased by $25.1 million when compared with the same period of 2021. The increase in game operating cost was primarily due to the increase in the scale of our operations, the costs of the subsidiaries acquired in 2022 (which we did not incur in 2021), and special costs related to the relocation of personnel during 2022.

Other operating income

Other operating income for the year ended December 31, 2022 mainly consisted of income from the provision of technical support services by subsidiaries of the Company to the group’s associate, Castcrown Ltd.

Selling and marketing expenses

Selling and marketing expenses for the year ended December 31, 2022 decreased by $117.4 million when compared with the same period of 2021. The decrease in selling and marketing expenses was primarily due to the massive scaling of the investments into new players in 2021 amplified by a substantial decrease in the marketing investments in 2022 driven by the general saturation of the market, as well as the suspension of our marketing activities in Russia and Belarus due to geopolitical events.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2022 increased by $13.1 million when compared with the same period of 2021. The increase in general and administrative expenses was primarily due to (i) the loss on sale of disposal group in the amount of $5 million in 2022, which were not incurred in 2021; and (ii) an increase in personnel and other expenses resulting from the expansion of the scale of our operations during the second half of 2021 which affected our costs in 2022, as well as by special costs related to the relocation of personnel and costs related to the reduction in headcount in 2022, partially offset by a decrease in professional fees.

Goodwill and investments in equity accounted associates’ impairment

For the year ended December 31, 2022, we incurred an impairment loss in the amount of $46.9 million in relation to a goodwill impairment associated with the cash generating unit Lightmap Ltd. For further details please refer to Note 15 to our audited consolidated financial statements as of and for the year ended December 31, 2022, included elsewhere in this Annual Report. We also incurred an impairment of one of our associates, MX Capital LTD, in the amount of $15.9 million. For further details please refer to Note 16 to our audited consolidated financial statements as of and for the year ended December 31, 2022, included elsewhere in this Annual Report.

Share listing expense

In 2021, we incurred a non-cash non-recurring share listing expense in the amount of $125.4 million in relation to the consummation of the Transactions.

Impairment loss on trade receivables and loans receivable

Impairment loss on trade receivables and loans receivable for the year ended December 31, 2022 increased by $29.9 million. The increase was primarily driven by the expected credit losses for loans receivable of Castcrown Ltd and of MX Capital Ltd in the amount of $28.5 million in 2022, which were not incurred in 2021.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2022 increased by $4.4 million when compared with the same period of 2021. The increase in depreciation and amortization was primarily due to an amortization charge of the acquired intangible assets of Lightmap Ltd.

Finance income

Finance income for the year ended December 31, 2022 amounted to $1.9 million compared to the $0.1 million for the year ended December 31,2021, representing an increase of $1.8 million. The increase in finance income was primarily due to the interest income from the loans granted to MX Capital Ltd and Castcrown Ltd.

Finance expense

Finance expense for the year ended December 31, 2022 amounted to $2.2 million compared to the $3.2 million for the year ended December 31, 2021, representing a decrease of $1.0 million. The decrease in finance expense was primarily due to the decrease in foreign exchange losses, partially offset by an increase in bank charges in 2022 as compared to 2021, and the unwinding of a discount on the put option liability in 2022 which was not incurred in 2021.

Change in fair value of share warrant obligations and other financial instruments

Gain resulting from the change in fair value of share warrant obligations and other financial instruments for the year ended December 31, 2022 decreased by $7.3 million compared with 2021 due to a loss of $6.2 million resulting from the revaluation of earn-outs and options related to the Company’s investments in MX Capital Ltd and Castcrown Ltd which was not incurred in 2021, as well as a decrease of gain resulting from the revaluation of warrants in the amount of $1.1 million in 2022 as compared with 2021.

Share of loss of equity-accounted associates

We incurred an expense of $10.1 million arising from the Company’s share of losses of its associates, MX Capital Ltd and Castcrown Ltd, which were acquired in 2022.

Income tax expense

Income tax expense for the year ended December 31, 2022 increased by $2.6 million when compared with the same period of 2021. The increase in income tax expense was primarily due to income tax accrued by our core operating subsidiary, Nexters Global, resulting from its profits earned for the year ended December 31, 2022 as compared with a pre-tax loss recorded by Nexters Global in 2021.

Other comprehensive income/(loss)

Other comprehensive income for the year ended December 31, 2022 increased by $3.3 million in comparison with the same period of 2021, primarily due to the greater positive effects of the translation of foreign operations into U.S. dollars, the Company’s presentation currency, in the year ended December 31, 2022 in contrast to the effects reflected in the same period of 2021.

Comparison of the year ended December 31, 2021 versus the year ended December 31, 2020

A comparison of our results of operations for the years ended December 31, 2021 and 2020 has been omitted from this Annual Report, but may be found under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the prospectus that is part of Post-Effective Amendment No. 5 to our Registration Statement on Form F-1 (Registration No. 333-259707) filed with the SEC on October 18, 2022.

B.	Liquidity and Capital Resources

Capital Spending

One of the elements of our business strategy is to pursue certain M&A targets in the gaming space in Europe and other regions. Accordingly, we incurred substantial expenditures in 2022 associated with our M&A activities and we may anticipate substantial levels of expenditures as we continue to evaluate certain acquisition opportunities for additional businesses or games that meet our strategic and return on investment criteria. We also incur other capital expenditures in the normal course of business and perform ongoing enhancements and updates to our games and our IT infrastructure to maintain their quality standards. Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by operating activities. Capital needs for investment opportunities are evaluated on an individual opportunity basis and may require significant capital commitments.

Our capital expenditures – which we define as acquisitions of property, plant and equipment as well as intangible assets excluding expenditures associated with M&A activities – were $1.1 million and $1.4 million for the years ended December 31, 2022 and 2021, respectively. In 2023, up to the date of this Annual Report, we estimate that our capital expenditures amounted to approximately $0.1 million, primarily representing investments in property, plant and equipment and intangible assets.

Liquidity

Our primary sources of liquidity are the cash flows generated from our operations and currently available unrestricted cash and cash equivalents. Our cash and cash equivalents totaled $86.8 million at December 31, 2022. Payments of short-term and long-term debt obligations and other commitments are expected to be made from cash on hand and operating cash flows.

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

Cash flows

The following tables present our consolidated cash flows for the periods indicated:

	Year ended
	December 31,
	2022	2021	2020(1)

	(US$ in thousands)
Operating activities
Profit/(loss) for the year, net of tax	7,410	(117,444)	(751)
Adjustments for:
Depreciation and amortization	6,901	2,540	561
Share-based payments expense	3,751	3,761	2,276
Goodwill and investments in equity accounted associates' impairment	62,828	—	—
Share listing expense	—	125,438	—
Share of loss of equity-accounted associates	10,121	—	—
Gain on acquisition	—	(79)	—
Impairment loss on trade receivables and loans receivable	29,987	102	—
Property and equipment write-off	454	—	—
Impairment loss on Intangible assets	547	—	—
Change in fair value of share warrant obligations and other financial instruments	(2,767)	(10,080)	—
Unwinding of discount on the put option liability	366	—	—
Transaction costs	104	—	—
Interest income	(1,639)	—	—
Interest expense	116	91	38
Lease modification gain	(11)	—	—
Loss on sale of disposal group	4,969	—	—
Dividend on ETFs accrued	(231)	—	—
Trade receivables write-off	81	—	—
Foreign exchange (gain)/loss	1,020	2,809	(1,991)
Income tax expense	3,760	1,127	862
	127,767	8,265	995
Changes in working capital
(Decrease)/Increase in deferred platform commissions	21,851	(26,946)	(52,465)
(Decrease)/Increase in deferred revenue	(30,242)	127,899	184,603
Increase in trade and other receivables	(4,498)	(12,682)	(7,490)
Increase/(decrease) in trade and other payables	2,282	9,600	(1,060)
	(10,607)	97,871	123,588

Income tax (paid)	(1,078)	(617)	(3,978)
Interest received/(paid)	—	7	19
Net cash flows generated from operating activities	116,082	105,526	120,624

Investing activities
Acquisition of intangible assets	(64)	(338)	—
Acquisition of property and equipment	(994)	(1,099)	(147)
Acquisition of subsidiary net of cash acquired	(54,113)	(1,159)	—
Investments in equity accounted associates	(17,970)	—	—
Loans granted	(31,659)	(123)	—
Proceeds from repayment of loans	746	—	508
Acquisition of other investments	(67,729)	—	—
Net cash flows generated from/(used in) investing activities	(171,783)	(2,719)	361

Financing activities
Payments of lease liabilities	(2,013)	(2,132)	(341)
Proceeds from loans receivable	224	—	—
Repayment of borrowings	—	(49)	(3,980)
Interest on lease	(115)	(90)	(26)
Interest paid	—	—	(17)
Dividends paid and distributions to shareholders	—	(160,366)	(51,683)
Cash acquired in the Transaction	—	119,659	—
Net cash flows used in financing activities	(1,904)	(42,978)	(56,047)

Net increase in cash and cash equivalents for the period	(57,605)	59,829	64,938
Cash and cash equivalents at the beginning of the period	142,802	84,557	17,565
Effect of changes in exchange rates on cash held	1,577	(1,584)	2,054
Cash and cash equivalents at the end of the period	86,774	142,802	84,557
(1)

Reflects a correction to the amount reported in our audited consolidated statement of financial position as of December 31, 2020 due to the identification of an error relating to the calculation of withholding taxes and an error relating to the calculation of complex share-based options for the periods ended on December 31, 2020. For further information, see Note 4 (Accounting judgments, estimates and assumptions—Correction of errors) to our consolidated financial statements for the year ended December 31, 2022, included elsewhere in this Annual Report.

Comparison of the year ended December 31, 2022 versus the year ended December 31, 2021

Operating activities

Net cash flows generated from operating activities for the year ended December 31, 2022 increased by $10.6 million when compared to the year ended December 31, 2021, primarily due to a decrease in cash outflows associated with advertising and marketing expenses, partially offset by a decrease of proceeds from Bookings and an increase in outflows associated with various expenses of the group.

Investing activities

Net cash flows used in investing activities for the year ended December 31, 2022 amounted to $171.8 million compared to $2.7 million of net cash flows used in investing activities for year ended December 31, 2021. The change was primarily attributable to the acquisitions of and investment in new gaming studios and loans granted to our associates as well as substantial cash outflows resulting from investments in securities in the year ended December 31, 2022 which were not incurred in 2021.

Financing activities

Net cash flows used in financing activities for the year ended December 31, 2022 decreased by $41.1 million when compared to the year ended December 31, 2021. The decrease was primary driven by the significant outflow of cash in a form of dividend payments to the Nexters Global shareholders in 2021 in connection with Transactions, partially offset by the significant inflow of cash acquired by the Company in the Transactions, neither of which recurred in 2022.

Comparison of the year ended December 31, 2021 versus the year ended December 31, 2020

A comparison of our cash flows for the years ended December 31, 2021 and 2020 has been omitted from this Annual Report, but may be found under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the prospectus that is part of Post-Effective Amendment No. 5 to our Registration Statement on Form F-1 (Registration No. 333-259707) filed with the SEC on October 18, 2022.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2022:

	Payments due by period(1)
	Carrying	Contractual	3 months or	Between 3-	Between 1-5
Non-derivative financial liabilities	amounts	cash flows	less	12 months	years
Obligations under leases	1,187	1,183	309	437	437
Trade and other payables	30,521	30,521	30,521	—	—
	31,708	31,704	30,830	437	437

(1)	Amounts are gross and undiscounted, and include contractual interest payments and exclude the impact of netting agreements.
C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2022 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

When more than one accounting principle, or method of its application, is generally accepted, we select the principle or method that we consider to be the most appropriate when given the specific circumstances. Application of these accounting principles requires us to make estimates about the future resolution of existing uncertainties. Due to the inherent uncertainty involving estimates, actual results reported in the future may differ from such estimates. For additional information on our critical accounting policies and estimates, please refer to Note 4 (Accounting judgments, estimates and assumptions) to our audited consolidated financial statements for the fiscal year ended December 31, 2022, included elsewhere in this Annual Report.

We believe that our accounting policies in respect of revenue recognition and warrant obligations require a greater degree of judgment and complexity and are the most critical to understanding our financial condition and historical and future results of operations.

Revenue Recognition

The approach to in-game purchases, consumable and durable items

The satisfaction of our performance obligation is dependent on the nature of the virtual item purchased and as a result, we categorize our virtual items as either consumable or durable.

●	Consumable virtual items represent items that can be consumed by a specific player action. They can, for example, instantly refill certain stats like mana or health points or be used to skip cooldowns. Common characteristics of consumable virtual items are that they are no longer displayed on the player’s game board after a short period of time (usually within few days since the date of purchase), do not provide the player any continuing benefit following consumption (they cannot be used to improve the character), and often enable a player to perform an in-game action immediately. For the sale of consumable virtual items, we recognize revenue at a point in time.

●	Durable virtual items represent items that enhance a player’s character or game inventory set over a certain period of time (e.g., that increase a player hero’s power in our Hero Wars game or enhance an island’s buildings in our Island Experiment game). These items are accessible to the player over an extended period of time or can be exchanged or used for obtaining different items or levels in the games, which in turn are associated with the players character for an extended period of time (e.g., “stars” influencing the specific hero power in the game). Considering the complexity of the gameplay, great variety of in-game items and different behavioral patterns of players on different levels of character development, it is impracticable to estimate the useful life of in-game items. Therefore, we recognize the revenue from the sale of durable virtual items ratably over the average playing period of players for the applicable game (player’s lifespan), which represents our best estimate of the average life of the durable virtual item. We use this approach for substantially all of our revenue.

To separately account for consumable and durable virtual items, the Company either specifically identifies each purchase for the majority of virtual items purchased in our games or, for the remaining population of purchases, the Company estimates the amount of consumable and durable items proportionately to the majority of distributed items and relying on expertise in resource content analysis of our games.

Estimate of players lifespan

Since January 1, 2020 we determine the estimated weighted average playing period of payers by game on a quarterly basis (on an annual basis in 2019), beginning at the time of a player’s first purchase in the respective game and ending on a date when that paying player is deemed to be no longer playing. To determine when paying players are no longer playing a given game, we analyze the entire population of payers who made in-game payments in the relevant periods and determine whether each payer is an active or inactive player as at the date of our analysis. To determine which payers are inactive, we analyze the dates that each payer last logged into that game. We determine a player to be inactive once they have reached a period of inactivity for which it is probable that they will not return to a specific game. We use judgment to set a minimum period of inactivity to distinguish between active users and those that are deemed inactive at the date of evaluation, which is currently determined as 30 days after last login date for the majority of platforms/games. Based on the actual expired lifespans and projection for active players, we then project an average expected lifespan term of the population.

We use a statistical estimation model to arrive at the average playing period of the paying users for each platform. As at December 31, 2022, 2021 and 2020, player lifespan for Hero Wars averaged 28, 25 and 23 months, respectively.

The estimated player lifespan in our other games as at December 31, 2022, 2021 and 2020 averaged 14 months, 25 months and 34 months, respectively.

In our core game Hero Wars a significant portion of our revenues is produced by a relatively low percentage of our users, which pay substantially higher dollar amounts for in-game virtual items as compared to the average payment per user and tend to have substantially longer playing periods as compared with average playing periods for the entire population. Moreover, the average playing periods may differ substantially among different platforms through which we distribute our games. To account for these aspects, we estimate the average playing periods separately for each platform as soon as we have the indicators that the average playing periods for a particular platform may differ from the average periods for other platforms and adjust the average playing periods by assigning greater weight to higher spending payers versus average payers in the population. We use the Kaplan-Meyer survival model to arrive at the average playing period of the paying users for each platform.

Key factors of estimation uncertainty

We expect that in future periods, there may be changes in the mix of consumable and durable virtual items offered and sold, reduced virtual item sales in certain existing games, changes in estimates of the average playing period of players and/or changes in our ability to make such estimates. When such changes occur and, in particular, if more of our revenue in any period is derived from durable virtual items or the estimated average playing period of payers increases on average, the amount of revenue that we recognize in a current or future period may be reduced, perhaps significantly. Conversely, if the estimated average playing period of payers decreases on average, the amount of revenue that we recognize in a current or future period may be accelerated, perhaps significantly, and we would disclose the effects of such changes in our consolidated financial statements.

The length of the lifespan depends on the players’ behaviors, which vary across different game titles and across different platforms, where lifespans for social and web platforms tend to be longer than for mobile platforms. The length of the lifespans may also depend on the maturity of the game title and our ability to allocate necessary financial and intellectual resources to implement relevant strategies for player attraction and retention.

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

Sensitivity to input parameters

Our estimates are sensitive to input parameters, particularly to change in proportion between durable and consumable items and to change in estimated player’s lifespan. Below is the analysis of sensitivity to these parameters:

●	While other parameters remain constant, an increase/decrease of the share of durable items in total payments by 10% would decrease/increase reported revenues for 2022 and respectively increase/decrease deferred revenue balance as at December 31, 2022 by $23,789 thousand/$23,795 thousand.
●	While other parameters remain constant, an increase/decrease of the share of consumable items in total payments by 10% would increase/decrease reported revenues for 2022 and respectively decrease/increase deferred revenue balance as at December 31, 2022 by $6,757 thousand.
●	While other parameters remain constant, an increase in the estimated lifespans applied in 2022 by 10% would decrease reported revenues for 2022 and respectively increase deferred revenue balance as at December 31, 2022 by $33,760 thousand.
●	While other parameters remain constant, a decrease in the estimated lifespans applied in 2022 by 10% would increase reported revenues for 2022 and respectively decrease deferred revenue balance as at December 31, 2022 by $38,659 thousand.

Warrants’ Valuation

Upon completion of the Transaction on August 26, 2021, each outstanding warrant to purchase Kismet’s ordinary shares was converted into a warrant to acquire one ordinary share of the Company, at a price of $11.50 per share. A total of 20,250,000 Kismet warrants were converted into 20,249,993 warrants of the Company, 13,499,993 of which are public and 6,750,000 of which are private.

The Company accounts for the warrants in its financial statements as a liability in accordance with IAS 32 – Financial Instruments: Presentation and IFRS 9 – Financial Instruments, based on the fact that the fixed-for-fixed criteria is not met. This is due to the fact that, as soon as certain conditions are met, investors can exercise their warrants on a cashless basis according to make-whole table, where warrants are exchanged into a fractional number of shares depending on the price of the ordinary shares at time of redemption and remaining time to warrant expiration. The warrants are initially recorded at fair value and then remeasured at each reporting date until exercised or expired, with any change in fair value to be recognized in profit or loss within the line item Change in fair value of share warrant obligation and other financial instruments.

Management exercised judgment in applying the Monte-Carlo simulation for the purpose of estimating the fair value of the private warrants and, in 2022, for the public warrants as well, as there was no active market for the public warrants in 2022.

The fair value of the private warrants as at December 31, 2022 and 2021 and the fair value of the public warrants as at December 31, 2022 was determined using Level 3 inputs within the fair value hierarchy and is measured using the Monte-Carlo simulation. The fair value of public warrants as at December 31, 2021 is determined using quoted market prices (Level 1) as they were traded in an active market.

Key assumptions of the Monte Carlo model

	December 31, 2021	December 31, 2022
Risk free rate	forward USD overnight index swap (OIS) rates (curve 42)	forward USD overnight index swap (OIS) rates (curve 42)
Volatility	forward implied volatility rates based on volatilities of publicly traded peers	forward implied volatility rates based on volatilities of publicly traded peers
Starting share price	8.06	4.63
Expected warrant life (years)	4.7	3.7

Key input parameter of the model is starting share price. As the trading of the Company’s shares was halted as at December 31, 2022, the Company used multiples of the enterprise value (EV) to Bookings and EV to EBITDA based on valuation of our publicly traded peers to estimate the enterprise value and, accordingly, the starting share price by dividing enterprise value with the number of shares outstanding as follows:

●	Implied multiples were calculated using the last quoted share price before the trading halt was introduced to estimate a discount/(premium) to median multiples of peer group (30% for EV/Bookings and 2% for EV/EBITDA);
●	Median EV/Bookings and EV/EBITDA multiples of peer group were calculated as at the reporting date;
●	Discounts/(premiums) from the multiples calculated in the first step were applied to estimate our multiples as at the reporting date;
●	Based on the above multiples and our actual number of our earnings and EBITDA during the year we estimated our enterprise value and, based on the number of outstanding shares as at the reporting date, the starting price of our shares.

These methods provided as at December 31, 2022 the range of the starting share price from $3.58 based on EV/Bookings multiple to $5.68 based on EV/EBITDA multiple.

An average of prices determined by multiples above was used as a starting share price for the warrants model.

Sensitivity to input parameters

Our estimates are sensitive to certain input parameters, particularly to change in volatility, starting share price (estimated using methods described above) and the risk-free rate. Below is the analysis of the estimate’s sensitivity to reasonably possible changes in these parameters:

Volatility:

●	While other parameters remain constant, an increase of volatility by 10% would increase the fair value of public and private warrants as at December 31, 2022 by $3,235 thousand.
●	While other parameters remain constant, a decrease of volatility by 10% would decrease the fair value of public and private warrants as at December 31, 2022 by $2,187 thousand.

Starting share price:

●	While other parameters remain constant, an increase of starting share price by 10% would increase the fair value of public and private warrants as at December 31, 2022 by $2,168 thousand.
●	While other parameters remain constant, a decrease of starting share price by 10% would decrease the fair value of public and private warrants as at December 31, 2022 by $2,078 thousand.

Risk-free rate:

●	While other parameters remain constant, an increase of risk-free rate by 10% would increase the fair value of public and private warrants as at December 31, 2022 by $154 thousand.

While other parameters remain constant, a decrease of risk-free rate by 10% would decrease the fair value of public and private warrants as at December 31, 2022 by $112 thousand.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report:

Name	Age	Title
Andrey Fadeev	37	Chief Executive Officer, Co-Founder and Director
Alexander Karavaev	48	Chief Financial Officer
Anton Reinhold	37	Chief Operating Officer
Natasha Braginsky Mounier	53	Director (Chairperson)
Igor Bukhman	41	Director
Marie Holive	46	Director
Olga Loskutova	45	Director
Andrew Sheppard	46	Director
Tal Shoham	39	Director

Executive Officers

Andrey Fadeev. Mr. Fadeev has served as GDEV’s chief executive officer and as a member of GDEV’s board of directors since August 2021. Mr. Fadeev is a co-founder of Nexters Global. Mr. Fadeev was the chief executive officer of Progrestar, a company specializing in the development of online games for social networks. Mr. Fadeev graduated Moscow State Technical University of N.E. Bauman with specialty “Automated Information Processing and Management”. We believe that Mr. Fadeev is qualified to serve as a member of our board of directors due to the perspective and experience he brings as our chief executive officer and as a co-founder of Nexters Global and his online and mobile gaming industry knowledge and experience.

Alexander Karavaev. Mr. Karavaev has served as chief financial officer of GDEV since August 2021. From 2019 to 2020, Mr. Karavaev served as a member of the board of directors of QIWI Group, a leading payment company in Russia and the CIS. From 2012 to May 2019, Mr. Karavaev was the Chief Financial Officer of QIWI Group. In December 2020 and January 2021, class action lawsuits were filed against QIWI plc and certain of its current and former officers in the United States District Court for the Eastern District of New York. The complaints allege that QIWI plc made material false or misleading statements and omissions regarding its business, operational and compliance policies in its annual report filed on Form 20-F for the years ended December 31, 2019 and 2018. Plaintiffs have sought to consolidate the cases into one proceeding, and seek an award of unspecified damages, prejudgment and post-judgment interest, as well as reasonable attorneys’ fees, and other costs. QIWI plc and certain of its current and former officers are defending rigorously against these allegations. Prior to the Company, Mr. Karavaev was also the managing director of GK Samolet, a leading residential real estate development holding in Russia in 2019. From 2008 to 2011, Mr. Karavaev served as chief financial officer for Mail.ru Group Limited, a leading internet company in Russia and the CIS and Akado, a leading broadband and pay-TV operator. From 2003 to 2007, Mr. Karavaev served as deputy chief financial officer for Renova Holding and SUAL Holding. Mr. Karavaev worked at Andersen and Ernst & Young from 1997 to 2003. Mr. Karavaev holds a degree in economics from the Siberian Aerospace Academy.

Anton Reinhold. Dr. Reinhold has served as GDEV’s chief operating officer since August 2021. Dr. Reinhold served as chief business development officer and chief marketing officer of Nexters Global since November 2013. From March 2013 to November 2013, Dr. Reinhold served as chief marketing officer at Lingualeo, at the time a leading language learning startup startup in Russia. From 2012 to 2013, Dr. Reinhold served as demand generation lead at Comindware, a B2B startup for workflow management software. From 2007 to 2012, Dr. Reinhold served as head of online consumer sales in Acronis International GmbH, a global backup & recovery software development company. Dr Reinhold holds a Ph.D. degree from Russian State University for the Humanities (Moscow).

Directors

Natasha Braginsky Mounier. Ms. Braginsky Mounier has served as a member of GDEV's board of directors since August 2021 and as Chairperson of the board of directors since September 2022. Natasha Braginsky Mounier is a retired partner from Capital Group, where she was investing in international equities for nearly 20 years and was the first ESG director. Earlier in her career, Natasha was an investment banker at JP Morgan and an associate at The Blackstone Group. Natasha is a native of Kyiv, Ukraine, is a Russian speaker and is also fluent in English and French. She graduated from Georgetown University School of Foreign Service and Harvard Business School. Currently, she is non-executive director at Aradei Capital, in addition to being Senior Fellow at FCLT Global and a trustee at Girls Are INvestors. Natasha is based in London.

Igor Bukhman. Mr. Bukhman has served as a member of GDEV's board of directors since April 2023, having previously served as a member of GDEV's board of directors from August 2021 to August 2022. Mr. Bukhman is the co-founder and member of the board of directors of Playrix, a developer and distributor of mobile video games. Between 2018 and 2019, Mr. Bukhman was an advisor for Everest Greenlight Advisors Ltd., a consulting company headquartered in Israel. Mr. Bukhman is the ultimate beneficial owner of Rimute Holdings Limited and Everix Investments Limited, both of which are affiliates of the Company. Mr. Bukhman holds a specialist degree in Applied Mathematics and Computer Science from Vologda State Pedagogical University. We believe that Mr. Bukhman is qualified to serve as a member of our board of directors due to the perspective and experience he brings as a co-founder of Playrix and his mobile gaming industry knowledge and experience.

Marie Holive. Mrs. Holive has served as a member of GDEV's board of directors since August 2022. Mrs. Holive has over 20 years of finance and audit expertise in the media, technology, healthcare and energy industries, including senior audit manager, chief financial officer and managing director roles. Previous employers include General Electric and NBCUniversal Media. Mrs. Holive is currently a coach and mentor at the Institute of Chartered Accountants of England and Wales, the INSEAD Business School and the London Business School. She also serves as an independent non-executive director at CentralNic Group plc (a software company), where she is chair of the audit committee and a member of the remuneration committee, as well as Senior Advisor at Proteus International Inc. (a strategy consulting firm). Mrs. Holive graduated from École Centrale de Lyon with a Master of Science degree in general engineering, holds MBA degrees from London Business School and Columbia Business School and a non-executive director diploma from the Financial Times.

Olga Loskutova. Mrs. Loskutova has served as a member of GDEV's board of directors since August 2022. Mrs. Loskutova has over 20 years in marketing and general management across Western/Eastern Europe, the United States and the Middle East in such multinationals as Nestlé, SABMiller and Whirlpool. Currently she is the VP Product & Brand Marketing at Whirlpool EMEA. Mrs Loskutova holds a degree in Marketing from Plekhanov Russian University of Economics, and has completed executive programs at IMD and Saïd Business School of University of Oxford.

Andrew Sheppard. Mr. Sheppard has served as a member of GDEV's board of directors since August 2021. Mr. Sheppard has over 20 years of experience building, managing and advising multi-billion dollar consumer businesses. Earlier in his career, Mr. Sheppard was CEO of GREE International, President of Studios at Kabam and Head of Strategy at Electronic Art's Maxis Studio. Mr. Sheppard is currently a Managing Director at Transcend Fund, an early stage venture capital firm focused on gaming and digital media. He also serves as an independent member of the board of directors for Rakuten Games, Fun Country and Ruckus Games. Mr. Sheppard holds a degree in Economics from Pomona College and an MBA from the University of California, Berkeley's Haas School of Business.

Tal Shoham. Mr. Shoham has served as a member of GDEV's board of directors since August 2022. Mr. Shoham has over 10 years of experience in business development, product management and marketing in the field of gaming and software companies such as Supersonic, ironSource and Huuuge Games. His primary areas are ad-monetization, user acquisition, marketing strategies, product management and M&A. Mr. Shoham is currently serving as an Investor & Board Member at Parana (an early stage gaming company) and he is an LP (limited partner) in Vgames (a venture fund focused on gaming), as well as a co-founder and President at Tedooo (a social app for handmade crafts) and a co-founder and chairman at Peer Play (an early stage gaming company). Mr. Shoham holds a bachelor’s degree in Politics, Government and Management from the Ben-Gurion University of the Negev.

Family Relationships

There are no family relationships among our directors and executive officers.

Director Appointments

Certain members of our board of directors were designated pursuant to the director appointment rights set forth in our Amended and Restated Memorandum and Articles of Association. Specifically, (i) Igor Bukhman is a designee of Everix Investments Limited and (ii) Andrey Fadeev is a designee of Andrey Fadeev and Boris Gertsovskiy, acting jointly. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Director Appointment Rights.”

B.	Compensation

Executive Officer and Director Compensation

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and the following is intended to comply with the scaled disclosure requirements applicable to emerging growth companies.

Our policies with respect to the compensation of our executive officers are administered by our board of directors in consultation with our nomination and compensation committee (as described under “—Board of Directors and Executive Management—Corporate Governance—Nomination and Compensation Committee”). The compensation decisions regarding the Company’s executives are based on the Company’s need to retain those individuals who continue to perform at or above our expectations and to attract individuals with the skills necessary for us to achieve our business plan. We intend to be competitive with other similarly situated companies in its industry.

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

For the fiscal year ended December 31, 2022, the aggregate cash compensation paid to the Company’s executive officers was $2,147 thousand and the aggregate cash compensation paid to the Company’s directors was $1,204 thousand. For grants of options to our executive officers and directors under our 2021 Employee Stock Option Plan, see “—Options Granted Under the 2021 ESOP.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

On July 25, 2022, the Company’s board of directors adopted the following resolutions in respect of the compensation of the Company’s directors:

●	the cash component of the compensation for independent directors in the amount of $100,000, plus additional compensation for the chairperson of the board of directors of $35,000 and further additional compensation of $25,000 for each committee chairperson;
●	an additional annual cash compensation in the amount $50,000 for each independent directors’ service for the year starting with the next annual shareholders’ meeting, in case if the share-based structure will not be determined within the next year due to continuing market conditions; and
●	an additional annual cash compensation in the amount of $25,000 to each, Natasha Braginsky Mounier and Andrew Sheppard, for their service on an ad hoc director search committee.

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

Options Granted

The following executive officers and directors of the Company held options (both vested and unvested) to acquire ordinary shares of the Company (including Options granted under the 2021 ESOP) as of December 31, 2022:

	Total
	Number				Number of
	of			Exercise	Options
Participant	Options	Grant Date	Vesting Date	Price	Outstanding
Alexander Karavaev	1,000,000	November 16, 2021	• 200,000 at 1st anniversary of grant date • 200,000 at 2nd anniversary of grant date • 200,000 at 3rd anniversary of grant date • 200,000 at 4th anniversary of grant date • 200,000 at 5th anniversary of grant date	$10	1,000,000
	20,000	November 30, 2021	• 20,000 at grant date	nil	20,000
Anton Reinhold	735,769	November 16, 2021	• 73,577 at January 1, 2022 • 147,154 at January 1, 2023 • 147,154 at January 1, 2024 • 147,154 at January 1, 2025 • 147,154 at January 1, 2026 • 73,576 at July 1, 2026	nil	735,769
Natasha Braginsky Mounier	15,000	November 21, 2021	• 1,250 at 3 months after grant date • 1,250 at 6 months after grant date • 1,250 at 9 months after grant date • 11,250 at 1st anniversary of grant date	nil	15,000
Andrew Sheppard	15,000	November 29, 2021	• 1,250 at 3 months after grant date • 1,250 at 6 months after grant date • 1,250 at 9 months after grant date • 11,250 at 1st anniversary of grant date	nil	15,000

As of December 31, 2022, no options granted to our executive officers and directors were exercised.

C.	Board Practices

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

In addition, from time to time, special committees may be established under the direction of the board of directors when the board deems it necessary or advisable to address specific issues. Current copies of our committee charters are posted on its website, https://gdev.inc, as required by applicable SEC and Nasdaq rules. The information on or available through such website is not deemed incorporated in this Annual Report and does not form part of this Annual Report.

Audit Committee

The Company’s audit committee consists of Marie Holive, Natasha Braginsky Mounier and Andrew Sheppard, with Marie Holive serving as the chair of the committee. The Company’s board of directors has determined that each of these individuals meets the independence requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act and the applicable listing standards of Nasdaq. Each member of our audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

The Company’s board of directors has determined that Marie Holive qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq rules. In making this determination, our board has considered Marie Holive’s formal education and previous and current experience in financial and accounting roles. Both the Company’s independent registered public accounting firm and management periodically will meet privately with our audit committee.

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

Nomination and Compensation Committee

The Company’s nomination and compensation committee consists of Olga Loskutova, Natasha Braginsky Mounier and Andrew Sheppard, with Andrew Sheppard serving as the chair of the committee. The Company’s board of directors has determined that each of these individuals meets the independence requirements of the applicable listing standards of Nasdaq. Nevertheless, as a foreign private issuer, we are permitted to follow the corporate governance practices of our home country, the British Virgin Islands, in lieu of the applicable Nasdaq rules in respect of compensation committees and nomination of directors. The nomination and compensation committee’s responsibilities include, among other things:

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

Nomination and Compensation Committee Interlocks and Insider Participation

None of the Company’s executive officers currently serves, or has served during the last year, as a member of the board of directors or nomination and compensation committee of any entity, other than GDEV, that has one or more executive officers serving as a member of the Company’s board of directors.

Board Diversity

The Company is committed to a policy of inclusion and follows the guiding principle that our board of directors should reflect diversity of experience and perspectives.

In furtherance of this commitment, our nominating and compensation committee, in recommending director candidates, and our board of directors, in nominating director candidates, evaluate candidates in accordance with qualification standards that include the candidate’s geographical background, gender, age and ethnicity.

The table below provides certain information regarding the diversity of our board of directors. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f).

Board Diversity Matrix (As of May 1, 2023)
Country of Principal Executive Offices:	Cyprus
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0
Directors who are Two or More Races or Ethnicities	2
Directors who are Jewish People	3

D.	Employees

As of December 31, 2022, we had approximately 848 employees, of whom approximately 305 were women, with approximately 326 employees in Cyprus and approximately 522 employees in Armenia, Kazakhstan and certain other countries. None of our employees are represented by a labor union or party to a collective bargaining agreement. We have never experienced any work stoppages or strikes as a result of labor disputes. We consider our relationship with our employees to be good. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and prospective employees. The principal purposes of our incentive plans are to attract, retain and motivate selected employees, executive officers and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

E.	Share Ownership

Information regarding the ownership of our ordinary shares by our directors and executive officers is set forth in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Beneficial Ownership

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of May 17, 2023 based on a total number of 197,273,913 ordinary shares outstanding as of such date, with respect to the beneficial ownership of our shares by:

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

	Number of	Percentage of
	Ordinary	Ordinary
Beneficial Owners	Shares(1)	Shares(2)
Directors and Executive Officers
Andrey Fadeev (Director and Chief Executive Officer)	39,790,076	20.2%
Natasha Braginsky Mounier (Director)(3)	15,000	*
Igor Bukhman (Director)(4)	37,200,700	18.9%
Marie Holive (Director)	—	—
Olga Loskutova (Director)	—	—
Andrew Sheppard(3) (Director)	15,000	*
Tal Shoham (Director)	—	—
Alexander Karavaev(3) (Chief Financial Officer)	220,000	*
Anton Reinhold(5) (Chief Operating Officer)	3,752,417	1.9%
All GDEV directors and executive officers as a group (9 individuals)	80,993,193	41.0%

Other 5% Shareholders
Everix Investments Limited(6)	74,401,400	37.7%
Boris Gertsovskiy	39,790,076	20.2%
Kismet Sponsor Limited(7)	17,875,000	8.8%
*	Less than one percent (1%) of our outstanding ordinary shares.
(1)	The number of ordinary shares listed for each beneficial owner assumes the exercise of all of the warrants beneficially owned by such beneficial owner.
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

(4)

Represents 50% of the 74,401,400 ordinary shares directly held by Everix Investments Limited. Based on information reported on a Schedule 13G filed on February 14, 2022, each of Dmitrii Bukhman and Igor Bukhman has a 50% indirect ownership interest in Everix Investments Limited. Consequently, Igor Bukhman may be deemed to be the indirect beneficial owner of 50% of the ordinary shares held by Everix Investments Limited.

(5)

Includes (i) 3,531,686 ordinary shares and (ii) 220,731 ordinary shares issuable upon the exercise of options that have been granted and are currently exercisable or exercisable within 60 days. For information regarding the options, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Options Granted Under the 2021 ESOP.”

(6)

Based on information reported on a Schedule 13G filed on February 14, 2022, each of Dmitrii Bukhman (a former director of the Company) and Igor Bukhman (a director of the Company) has a 50% indirect ownership interest in Everix Investments Limited. Consequently, each of Dmitrii Bukman and Igor Bukhman may be deemed to be the indirect beneficial owner of 50% of the ordinary shares held by Everix Investments Limited.

(7)

Represents 11,750,000 ordinary shares and 6,125,000 ordinary shares issuable upon the exercise of 6,125,000 warrants. Based on information reported on a Schedule 13G filed on February 15, 2023, Ivan Tavrin (a former director of the Company) has (i) sole voting power over all of the Company’s ordinary shares held by Kismet Sponsor Limited and (ii) sole dispositive power over all of our ordinary shares held by Kismet Sponsor Limited until February 15, 2025, pursuant to a Special Power of Attorney, dated July 28, 2022 (as reissued on February 15, 2023), executed as a deed by Kismet Sponsor Limited. Accordingly, Mr. Tavrin may be deemed to share beneficial ownership over our ordinary shares owned by Kismet Sponsor Limited.

Difference in Voting Rights

All of the Company’s ordinary shares have the same voting rights and no major shareholder of the Company has different voting rights.

Securities Held in the Host Country

As of May 17, 2023, 197,273,913 ordinary shares of the Company were issued and outstanding, of which 3,188,758, or 1.6%, were held by one record holder in the United States, Cede & Co.

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

Certain Relationships and Related Person Transactions

Director Appointment Rights

Pursuant to our Amended and Restated Memorandum and Articles of Association, each of (1) Everix Investments Limited (which is wholly owned by Dmitrii Bukhman, a former Company director, and Igor Bukhman, a Company director), and (2) Andrey Fadeev (the Chief Executive Officer and a director of the Company) and Boris Gertsovskiy (a former Company director), acting jointly, have the right to appoint two directors to the board of directors, which number may decrease as those shareholders dispose of their shares in the Company. For further information, see the Company’s Amended and Restated Memorandum and Articles of Association, which is included as an exhibit to this Annual Report.

As of the date of this Annual Report, (1) Everix Investments Limited has exercised its director appointment right in respect of one of our current directors, Igor Bukhman and (2) Andrey Fadeev and Boris Gertsovskiy, acting jointly, have exercised their director appointment right in respect of one of our current directors, Andrey Fadeev.

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

Relationship with Flow Research S. L.

Flow Research S.L. is a Spanish company that is the Company’s wholly-owned subsidiary. Mr. Gertsovskiy, a former Company director who served on GDEV’s board of directors until August 2022, has been a director and administrator of Flow Research since 2017 and his spouse, Tatiana Gertsovskaya, is employed by Flow Research S.L. in a non-executive position.

Relationship with Everix Investments Limited

Everix Investments Limited directly held 38% of our outstanding ordinary shares as of February 28, 2022 and is beneficially owned by Dmitrii Bukhman (a former Company director) and Igor Bukhman (a Company director).

On January 27, 2022, GDEV entered into an Agreement for the Sale and Purchase of Shares in the Capital of MX Capital Limited with Everix Investments Limited, pursuant to which we acquired shares representing a 48.8% stake in MX Capital Limited held by Everix Investments Limited for initial consideration of $16.6 million plus further earn-out payments of up to $35 million depending on the achievement of certain metrics. The share acquisition was financed by cash on balance

GDEV has agreed with the remaining shareholder of MX Capital Limited, MSRJ LTD, to put and call options allowing GDEV to consolidate 100% in MX Capital Limited in the first half of 2024. The price payable under the put and call options depends on achievement of certain agreed KPI’s by MX Capital Limited. Option arrangements also envisage earn-out payments to the founders based on performance metrics. The share acquisition(s) upon execution of the options will be payable by cash and newly issued equity of GDEV and will be based on a discount to a projected future enterprise valuation of GDEV.

MX Capital is the owner of RJ Games, a veteran game development studio which has vast experience in developing social games in various genres, from casual adventure to strategy games.

Other Related Party Transactions

For additional information on related party transactions, see Note 27 (Related party transactions) to the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2022, included elsewhere in this Annual Report.

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

Not applicable.

ITEM 9.  THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares commenced trading on Nasdaq on August 27, 2021. Prior to that date, there was no public trading market for our ordinary shares.

On February 28, 2022, Nasdaq imposed a suspension of trading in our ordinary shares and warrants. On March 15, 2023, Nasdaq lifted the suspension and trading of our securities on Nasdaq resumed as of March 16, 2023.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares and warrants are listed on Nasdaq under the symbols “GDEV” and “GDEVW,” respectively.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our Amended and Restated Memorandum and Articles of Association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.7 to this Annual Report and is incorporated by reference into this Annual Report.

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

Certain Material U.S. Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations to U.S. Holders and Non-U.S. Holders (each as defined below) of the ownership and disposition of GDEV ordinary shares and warrants. This discussion applies only to ordinary shares and warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the ownership and disposal of ordinary shares and warrants. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum or Medicare contribution tax consequences and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. GDEV has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below.

This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	banks, insurance companies, and certain other financial institutions;
•	regulated investment companies and real estate investment trusts;
•	brokers, dealers or traders in securities;
•	traders in securities that elect to mark to market;
•	tax-exempt organizations or governmental organizations;

•	U.S. expatriates and former citizens or long-term residents of the United States;
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

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of ordinary shares and/or warrants, as the case may be, that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
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

U.S. Holders

Distributions on ordinary shares

If GDEV makes distributions of cash or property on the ordinary shares, the gross amount of such distributions (including any amount of foreign taxes withheld) will be treated for U.S. federal income tax purposes first as a dividend to the extent of its current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. Because GDEV does not expect to provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussions below under “—Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable long-term capital gains rate, provided that:

•

either (a) the shares are readily tradable on an established securities market in the United States, or (b) GDEV is eligible for the benefits of the income tax treaty between the United States and Cyprus;

•

GDEV is neither a PFIC (as discussed below under below under “—Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for GDEV in any taxable year in which the dividend is paid or the preceding taxable year;

•	the U.S. Holder satisfies certain holding period requirements; and
•	and certain other requirements are met.

U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to ordinary shares. Subject to certain exceptions, dividends on ordinary shares will constitute foreign source income and generally passive income for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors to determine whether and to what extent they will be entitled to foreign tax credits in respect of any dividend income received.

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares and Warrants

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of ordinary shares or warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such ordinary shares and/or warrants, as the case may be. A U.S. Holder’s adjusted tax basis in such ordinary shares and/or warrants generally will be such U.S. Holder’s purchase price for the ordinary shares and/or warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of ordinary shares or warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the ordinary shares and/or warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S. source gain or loss. U.S. Holders are urged to consult their own tax advisor regarding the ability to claim a foreign tax credit and the application of the income tax treaty between the United States and Cyprus to such U.S. Holder’s particular circumstances.

Exercise or Lapse of a Warrant

Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a warrant for cash. A U.S. Holder’s tax basis in ordinary shares received upon exercise of the warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the warrant received and the exercise price therefor. The U.S. Holder’s holding period for an ordinary share received upon exercise of the warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the warrant and will not include the period during which the U.S. Holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder that has otherwise received no proceeds with respect to such warrant generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the warrant.

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

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed under Exhibit 2.7 “Warrants—Public Warrants—Anti-dilution Adjustments” to this Annual Report, incorporated by reference herein. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a warrant would, however, be treated as receiving a constructive distribution from GDEV if, for example, the adjustment increases the holder’s proportionate interest in GDEV’s assets or earnings and profits (for instance, through an increase in the number of ordinary shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the ordinary shares which is taxable to the holders of such shares as described under “—Distributions on ordinary shares” above. Such constructive distribution would generally be subject to tax as described under that section in the same manner as if the U.S. Holder of such warrant received a cash distribution from GDEV equal to the fair market value of such increased interest. However, it is unclear whether a distribution treated as a dividend deemed paid to a non-corporate U.S. Holder would be eligible for the lower applicable long-term capital gains rates as described above under “—Distributions on Ordinary Shares.”

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of the ordinary shares could be materially different from that described above, if GDEV is treated as a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, GDEV will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which GDEV owns, directly or indirectly, 25% or more (by value) of the stock.

Based on the composition of the income, assets and operations of GDEV and its subsidiaries during the relevant period, GDEV does not believe it will be treated as a PFIC for the taxable year ending on December 31, 2022. However, there can be no assurances in this regard, nor can there be any assurances that GDEV will not be treated as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and GDEV can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether GDEV or any of its subsidiaries is treated as a PFIC is determined on an annual basis after the close of each taxable year. The determination of whether GDEV or any of its subsidiaries is a PFIC is a factual determination that depends on, among other things, the composition of the income and assets of GDEV, and the fair market value of its and its subsidiaries’ shares and assets. In this regard, the determination of the fair market value of shares may be ambiguous when there is lack of trading and changes in the fair market value of its shares could cause GDEV to become treated as a PFIC because such changes would generally result in changes in the value of goodwill of GDEV for this purpose. Similarly, changes in the composition of GDEV or any of its subsidiaries’ income or assets may cause GDEV to be or become a PFIC for the current or subsequent taxable years as well. Under the PFIC rules, if GDEV were considered a PFIC at any time that a U.S. Holder owns ordinary shares or warrants, GDEV would continue to be treated as a PFIC with respect to such U.S. Holder’s investment unless (i) it ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its ordinary shares or warrants at their fair market value on the last day of the last taxable year in which GDEV is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the ordinary shares or warrants with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless GDEV subsequently becomes a PFIC.

For each taxable year that GDEV is treated as a PFIC with respect to a U.S. Holder’s ordinary shares or warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its ordinary shares or warrants (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain (including gain on a sale of disposition of warrants) will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;
•

the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which GDEV is a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which GDEV may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that GDEV does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of GDEV’s subsidiaries.

If GDEV is a PFIC, a U.S. Holder of ordinary shares (but not warrants) may avoid taxation under the Excess Distribution Rules described above by making a “qualified electing fund” (“QEF”) election. However, a U.S. Holder may make a QEF election with respect to its ordinary shares only if GDEV provides U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. Because GDEV does not intend to provide such information, however, the QEF Election will not be available to U.S. Holders with respect to GDEV ordinary shares and a QEF election is not available with respect to warrants.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its ordinary shares to elect out of the Excess Distribution Rules discussed above if GDEV is treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its ordinary shares, such U.S. Holder will include in income for each year that GDEV is treated as a PFIC with respect to such ordinary shares an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such ordinary shares previously included in income. A U.S. Holder’s basis in the ordinary shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions GDEV makes would generally be subject to the rules discussed above under “—Distributions on ordinary shares,” except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of warrants may not be able to make a mark-to-market election with respect to their warrants.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. U.S. Holders should consult their advisors as to whether ordinary shares will be treated as “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for GDEV.

If a U.S. Holder does not make a mark-to-market election (or a QEF election) effective from the first taxable year of a U.S. Holder’s holding period for the ordinary shares in which GDEV is a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to the ordinary shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to its ordinary shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if GDEV is a PFIC.

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

British Virgin Islands Tax Considerations

Under the Companies Act, GDEV is exempt from all forms of BVI tax; all dividends, interest, royalties and other amounts payable by GDEV, and any gain realized on any shares, debt obligations or other securities of GDEV is exempt from BVI tax; and no BVI estate, inheritance, succession or gift taxes are payable with respect to any shares, debt obligations or other securities of GDEV.

Cyprus Tax Considerations

The following section is a short summary of certain important taxation principles that may be or become relevant with respect to GDEV in Cyprus, though it does not purport to be a complete summary of tax law and practice currently applicable in Cyprus and does not contain any statement with respect to the tax treatment of an investment in any other jurisdiction. Furthermore, this section does not address the taxation of GDEV in any other jurisdiction. Therefore, prospective investors are advised to consult their own professional tax advisers in respect of the possible tax consequences of subscribing for, buying, holding, redeeming, converting or selling shares or warrants under the laws of their country of citizenship, residence, domicile or incorporation.

The following summary is based on laws, regulations and practice currently applicable in Cyprus at the date of this Annual Report and is subject to changes therein.

Tax Residency

In accordance with the Income Tax Law, a company is tax resident in Cyprus if its management and control is exercised in Cyprus. There is no definition in the Cyprus Income Tax law as to what constitutes management and control. However, as a minimum, management and control may be taken to mean the place where the majority of directors reside, where the majority of the board meetings of the Company are held and where the majority of significant decisions are taken.

On December 9, 2021, the Cyprus Parliament passed into law a bill that aims to strengthen the Cyprus tax framework for the prevention of tax abuse. In an effort to strengthen the residency rule framework beyond the management and control criterion/concept, effective as from December 31, 2022, the term “Cyprus tax resident company” was expanded to also include a company that was incorporated/registered in Cyprus, but whose management and control is exercised outside Cyprus, as long as the company is not a tax resident in any other state.

Taxation of GDEV

Corporate Income Tax, Capital Gains Tax and Special Contribution for Defence

Corporate income tax for Cyprus resident companies is imposed at the rate of twelve and a half percent (12.5%) for each year of assessment upon the taxable income derived from sources both within and outside Cyprus. The year of assessment starts on the 1st of January and ends on the 31st of December. In arriving at the taxable income, deductions on such income and exemptions are taken into account. All relevant expenses for the production of the taxable income are generally deductible expenses whereas dividends and profits from the sale of securities (including shares and share warrants) constitute income which is exempt from corporate income tax. Expenses that directly or indirectly relate to tax exempt income are generally not tax deductible.

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

Taxation of Investors

Cyprus does not currently levy any withholding tax on dividend payments made to persons not being resident for tax purposes of Cyprus or to individuals who are tax residents of Cyprus but do not have a Cypriot domicile (as defined in the Special Contribution for Defense of the Republic Law).

Dividends paid to Cyprus tax resident and domicile individuals are subject to 17% SCD which will be withheld at source by GDEV.

Cyprus tax resident individuals are also subject to General Healthcare System (“GHS”) contributions on their dividend income, irrespective of whether they are domiciled or non-domiciled in Cyprus. The applicable GHS rate is currently 2.65% and it applies on total annual income of an individual of €180.000. The GHS contributions on dividends paid or deemed (under the deemed dividend distribution rules) to be paid to Cyprus tax resident individuals (irrespective of their domicile status) will be withheld at source by GDEV.

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

Tax Residency for Companies

A company is considered to be tax resident in the Republic of Cyprus if its management and control is exercised in Cyprus. There is no definition in the Cyprus income tax laws as to what constitutes management and control, however in practice it is considered to be exercised where:

(1)	the Majority of the directors are resident;
(2)	the Majority of the Board of Directors meetings are held;
(3)	the majority of significant decisions are taken; and
(4)	the local bank account is situated in Cyprus and controlled by the Board of Directors.

Profits from the sale of “Securities”

Profits from the disposal of securities are fully exempt from personal income tax.

For information regarding the definition of “securities” under the Cyprus Income Tax Law and the treatment of capital gains tax in Cyprus, see “—Cyprus Tax Considerations—Taxation of GDEV—Profits from the sale of ‘Securities’” above.

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

We also maintain an Internet website at https://gdev.inc. Through our website, we will make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC: our annual reports on Form 20-F; our reports on Form 6-K; amendments to these documents; and other information as may be required by the SEC. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this Annual Report.

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

Credit risk related to trade receivables is considered immaterial, as almost all sales are generated through major companies, with consistently high credit ratings. These distributors pay the Company on a monthly basis, based on sales to the end-users, and payments are made one to two months after the sale to the end-user. The distributors are responsible for tracking and accounting of end-user sales, and send us monthly reports reflecting amounts to be paid. We do not have any material overdue or impaired accounts receivable, and the credit risk associated with the trade receivable that is neither due nor impaired is deemed to be small. For additional information on our credit risk, please see Note 29 (Financial instruments – fair values and risk management—B. Financial risk management—(i) Credit risk) to our audited consolidated financial statements for the fiscal year ended December 31, 2022, included elsewhere in this Annual Report.

Liquidity Risk

Liquidity risk refers to the risk of being unable to fulfil payment obligations when they fall due. We have purposefully and consciously invested in growing and expanding our business and we intend to continue to make significant investments in growth and expansion. This requires us to carefully plan and monitor our capital needs. Our objective when managing liquidity is to ensure, as far as possible, that we will have sufficient liquidity to meet our liabilities when they are due, under both normal and stressed conditions without incurring unacceptable losses or risking damage to our reputation. For additional information on our liquidity risk, please see Note 29 (Financial instruments – fair values and risk management—B. Financial risk management—(ii) Liquidity risk) to our audited consolidated financial statements for the fiscal year ended December 31, 2022, included elsewhere in this Annual Report.

Currency Risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. We are exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Euro, Russian Ruble, Armenian Dram and Kazakhstani Tenge. We monitor the exchange rate fluctuations on a continuous basis and act accordingly.

For the periods presented, our exposure to foreign currency risk, expressed in U.S. dollars, was as follows:

	For the year ended
	December 31, 2022
		Russian	Armenian	Kazakhstani
	Euro	Ruble	Dram	Tenge

Assets	$
Loans receivable	476	—	39	—
Trade and other receivables	9,411	—	—	—
Cash and cash equivalents	17,057	1,078	26	95
	26,944	1,078	65	95

Liabilities
Lease liabilities	(1,053)	—	(134)	—
Trade and other payables	(8,017)	—	(614)	(33)
	(9,070)	—	(748)	(33)
Net exposure	17,874	1,078	(683)	62

A reasonably possible 10% strengthening or weakening of the U.S. dollar against the following currencies at December 31, 2022 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	As of December 31, 2022
	Strengthening of	Weakening of
	USD by 10%	USD by 10%

	$
Euro	(1,787)	1,787
Russian Ruble	(108)	108
Armenian Dram	68	(68)
Kazakhstani Tenge	(6)	6
	(1,833)	1,833

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective due to certain deficiencies that our management and our independent registered public accounting identified in connection with the audit of the Company’s financial statements as of and for the year ended December 31, 2022, and which were determined to represent material weaknesses in our internal control over financial reporting.

We have a relatively short history of operations and, as a private company prior to the consummation of the Transactions, had limited resources to dedicate towards addressing our internal controls and procedures. The material weaknesses identified were primarily attributable to (i) our lack of an effective control structure and oversight over the financial reporting process, as the Company lacked an official process and had limited dedicated resources to ensure complete and accurate financial reporting for complex transactions; and (ii) an inadequate review of valuation assumptions used to determine fair value for purposes of goodwill impairments by a competent individual with an appropriate level of training and experience. Furthermore, our management and our independent registered public accounting firm concluded that certain deficiencies regarding our controls over information technology systems relating to retention of log files of user activities qualified as a significant deficiency in our internal controls over financial reporting as of December 31, 2022.

We have developed a plan to remediate the aforementioned material weaknesses and significant deficiency, but will not be able to fully remediate them until our plan has been completed and the new controls and procedures have been operating effectively for a sufficient period of time. For progress we have made regarding our remediation plan, see “—D. Changes in Internal Control Over Financial Reporting” below.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective due to certain deficiencies that our management and our independent registered public accounting firm identified in connection with the audit of the Company’s financial statements as of and for the year ended December 31, 2022, and which were determined to represent material weaknesses in our internal control over financial reporting.

C.	Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm because we are an emerging growth company under the JOBS Act.

D.	Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, we made the following changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

●	Enhanced the controls over the financial reporting closing process including, but not limited to:

oimplementation of the automated closing check-lists for certain entities of the group established in 2022, and

o	implementation of the controls over revenue recognition and accounting for deferred revenue for the subsidiaries acquired in 2022;
●	Performed the analysis of the procurement process and developed the “to-be” processes in this area to establish proper segregation of duties; and
●	Enhanced the controls over our IT infrastructure including, but not limited to:
o	implementation of regular IT risks assessment procedures,
o	implementation of certain IT policies and procedures covering access rights granting/revocation and password policies, and
o	remediated deficiencies around administrative level of access on server/database/application levels for major IT systems.

While certain progress has been made to enhance our internal control over financial reporting, we are still in the process of implementing, documenting and testing these processes, procedures and controls. The process of implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. Additional time is required to complete the implementation as well as to assess and ensure the sustainability of these procedures. We believe these actions will be effective in remediating the material weaknesses and significant deficiency described above and we will continue to devote significant time and attention to these remediation efforts. However, the material weaknesses and/or significant deficiency cannot be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. As we continue to evaluate and take actions to improve our internal control over financial reporting, we may take additional actions to address control deficiencies or modify certain of the remediation measures described above.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Marie Holive, the chair of our audit committee, is a “financial expert,” as defined in Item 16A of Form 20-F. Ms. Holive is “independent,” as defined in Rule 10A-3 under the Exchange Act. For a description of Ms. Holive’s experience, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Directors—Marie Holive.”

ITEM 16B.  CODE OF ETHICS

We have adopted a Code of Conduct and Ethics that applies to all our directors, officers and employees, including our principal executive, principal financial and principal accounting officers. Our Code of Conduct and Ethics addresses, among other things, conflicts of interest, corporate opportunity requirements, confidentiality, competition and fair dealing, financial matters and external reporting, our funds and assets, as well as the process for reporting violations of the Code of Conduct and Ethics and employee misconduct. Our Code of Conduct and Ethics is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Effective as of January 11, 2023, the Company appointed KPMG Certified Auditors S.A., Athens, Greece (“KPMG”) as the Company’s independent registered public accounting firm, succeeding JSC “Kept” (formerly JSC “KPMG”), Moscow, Russia, the Company’s former independent registered public accounting firm. The change of the Company’s independent registered public accounting firm was made in light of geopolitical developments driven by the Russian military action in Ukraine, after careful consideration and evaluation process, and was approved by the audit committee of the board of directors of the Company.

KPMG became our principal accountant for the 2022 fiscal year. JSC “Kept” was our principal accountant for the 2021 fiscal year.

The table below sets out the total amount of fees, as broken down by category of service, for the services rendered by KPMG for the fiscal years ended December 31, 2022 and 2021. Fees for the fiscal year ended December 31, 2021 also include the fees of JSC “Kept”, which was part of the KPMG network during 2021.

Fees of KPMG

	Year ended December 31,
	2022	2021

	(in thousands of U.S. dollars)
Audit Fees	1,315	1,242
Audit-Related Fees	—	68
Tax Fees	22	478
All Other Fees	—	—
Total	1,337	1,787

Audit Fees

Audit fees for the years ended December 31, 2022 and 2021 were related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit related fees for the year ended December 31, 2021 were primarily related to services in connection with the consummation of the Transactions and our Nasdaq listing.

Tax Fees

Tax fees for the years ended December 31, 2022 and 2021 were related to ongoing tax advisory, tax compliance and tax planning services as well as non-recurring tax advice relating to the Transactions.

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

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2022, no purchases of our equity securities were made by or on behalf of us or any affiliated purchaser.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective as of January 11, 2023 (the “Succession Date”), the Company appointed KPMG Certified Auditors S.A., Athens, Greece (“KPMG”) as the Company’s independent registered public accounting firm, succeeding JSC “Kept” (formerly JSC “KPMG”), Moscow, Russia (“Kept”), the Company’s former independent registered public accounting firm. The change of the Company’s independent registered public accounting firm was made in light of geopolitical developments driven by the Russian military action in Ukraine, after careful consideration and evaluation process, and was approved by the audit committee of the board of directors of the Company. KPMG is a public accounting firm registered with the Public Company Accounting Oversight Board of the United States (the “PCAOB”). KPMG is subject to the PCAOB’s oversight and will conduct its audit of the Company in accordance with the standards established by the PCAOB.

Kept has served as the Company’s independent registered public accounting firm since its formation on January 27, 2021. On July 6, 2022, the Company notified Kept of its intention to dismiss Kept as the Company’s independent registered public accounting firm. Kept’s audit reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2020 and 2021 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

On the Succession Date, the Company dismissed Kept.

During each of the years ended December 31, 2020 and 2021, and in the subsequent interim period through the Succession Date, there has been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and Kept on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Kept, would have caused Kept to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such periods, and (ii) no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F).

During the Company’s two most recent fiscal years ended December 31, 2021, and in the subsequent interim period prior to the engagement of KPMG on the Succession Date, neither the Company nor anyone acting on its behalf consulted with KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that KPMG concluded was an important factor considered by the Company in reaching a decision as to any accounting, audit or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.

The Company provided Kept with a copy of the foregoing disclosures and requested Kept to furnish a letter addressed to the U.S. Securities and Exchange Commission stating whether Kept agrees with the foregoing statements made by the Company and, if not, stating the respects in which it does not agree. A copy of such letter from Kept is provided as Exhibit 15.2 to this Annual Report.

The Company is working closely with Kept and KPMG to ensure a seamless transition.

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

Our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

●	Executive Sessions. Rule 5605(b)(2) of Nasdaq Rules generally requires independent directors of a Nasdaq listed company must meet regularly in executive sessions (without members of management present), and such executive sessions should occur at least twice a year. In this regard we have elected to adopt the practices of our home country, the British Virgin Islands, which practices do not require independent directors to meet regularly in executive sessions separate from the full board of directors.
●	Compensation Committee Charter. Rule 5605(d)(1) of the Nasdaq Rules generally requires a Nasdaq listed company to adopt a formal written compensation committee charter specifying the items enumerated in Rule 5605(d)(1) and that such charter must be reviewed and reassessed annually. In this regard, we have elected to adopt alternative practices in relation to director and officer compensation consistent with or otherwise permitted by British Virgin Islands law.
●	Compensation Committees. Rule 5605(d)(2) of the Nasdaq Rules generally requires a Nasdaq listed company to have a compensation committee composed solely of independent directors to determine or recommend the compensation of the executive officers of the company. The practices of our home country, the British Virgin Islands, do not require that any of the members of a company’s compensation committee be independent directors. While we have elected to have our nomination and compensation committee composed solely of independent directors, we do not have a stand-alone compensation committee, and the members of our nomination and compensation committee are not in general limited to independent directors.
●	Independent Director Oversight of Director Nominations. Rules 5605(e)(1) of the Nasdaq Rules generally requires director nominations of a Nasdaq listed company to be made or recommended solely by independent directors. We follow British Virgin Islands practice which does not require director nominations or recommendations solely by independent directors.
●	Formal Written Charter for Director Nominations. Rule 5605(e)(2) of the Nasdaq Rules generally requires that a Nasdaq listed company must adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under U.S. federal securities laws. We follow British Virgin Islands practice which does not require us to have a formal written charter or board resolution addressing the director nominations process.
●	Quorum for Meeting of Shareholders. Rule 5620(c) of the Nasdaq Rules generally requires that the by-laws of a Nasdaq listed company must provide a quorum for shareholder meetings of at least 33⅓% of the outstanding shares of the company’s common voting stock. In this regard, we will prescribe those quorum requirements for meetings as set forth in our Amended and Restated Memorandum and Articles of Association, as permitted under applicable British Virgin Islands law, which provides that a quorum may be that as specifically fixed by the memorandum and articles of association of the company in question.

●	Shareholder Approval of Equity Compensation. Rule 5635(c) of the Nasdaq Rules generally requires shareholder approval prior to the issuance of securities of a Nasdaq listed company when a stock option or purchase plan is to be established or other equity compensation arrangement made, pursuant to which stock may be acquired by officers, directors, employees, or consultants. In this regard we have elected to adopt the practices of our home country, the British Virgin Islands, which does not require such prior shareholder approval of the establishment of stock option or purchase plans, or other equity compensation arrangements.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of our independent registered public accounting firm, KPMG Certified Auditors S.A., Athens, Greece, Auditor Firm ID: 1084, is included herein preceding the audited consolidated financial statements.

ITEM 19.  EXHIBITS

The following documents are filed as part of this Annual Report or incorporated by reference herein:

Exhibit No.	Description	Incorporation by Reference
		Form	File Number	Exhibit No.	Filing Date
1.1	Amended and Restated Memorandum and Articles of Association of the Company.	20-F	001-40758	1.1	August 27, 2021
2.1	Specimen GDEV ordinary share certificate.	F-4	333-257103	4.1	June 15, 2021
2.2	Specimen GDEV warrant.	F-4	333-257103	4.2	June 15, 2021
2.3	Warrant Agreement, dated as of August 5, 2020, between Kismet and the Continental Stock Transfer & Trust Company.	F-4	333-257103	4.3	June 15, 2021
2.4	Assignment, Assumption and Amendment Agreement for Kismet’s outstanding warrants.	20-F	001-40758	2.4	August 27, 2021
2.5	Form of the existing Option Agreement.	F-4	333-257103	4.5	June 15, 2021
2.6	Form of the Assignment, Assumption and Amendment Agreement for Kismet’s outstanding option agreements.	F-4	333-257103	4.4	June 15, 2021
2.7	Description of Securities.	20-F	001-40758	2.7	April 29, 2022
4.1	Business Combination Agreement, dated as of January 31, 2021, as it may be amended, by and among Kismet, the Sponsor, solely in its capacity as Kismet’s representative, the Issuer, Nexters Global, Fantina Holdings Limited, a private limited liability company domiciled in Cyprus, solely in its capacity as the representative of the Shareholders of Nexters Global and the shareholders of Nexters Global party thereto.	F-4	333-257103	2.1	June 15, 2021
4.2	Amendment No. 1 to Business Combination Agreement, dated as of July 17, 2021, by and among Kismet, the Sponsor, solely in its capacity as Kismet’s representative, the Issuer, Fantina Holdings Limited, solely in its capacity as the representative of the Shareholders of Nexters Global and the shareholders of Nexters Global party thereto.	F-4/A	333-257103	2.2	July 28, 2021
4.3	Amendment No. 2 to Business Combination Agreement, dated as of August 11, 2021, by and among Kismet, the Sponsor, solely in its capacity as Kismet’s representative, the Issuer, Nexters Global, Fantina Holdings Limited, solely in its capacity as the representative of the Shareholders of Nexters Global and the shareholders of Nexters Global party thereto.	20-F	001-40758	4.3	August 27, 2021
4.4†	Registration Rights Agreement, by and among the Issuer and the other parties thereto.	20-F	001-40758	4.5	August 27, 2021
4.5	Form of Director and Officer Indemnification Agreement.	20-F	001-40758	4.9	August 27, 2021
4.6	2021 Employee Stock Option Plan.	6-K	001-40758	99.1	November 19, 2021
4.7	MX Capital Share Purchase Agreement, dated as of January 27, 2022, between the Company and Everix Investments Limited, a related party of the Company.	6-K	001-40758	99.2	January 27, 2022
8.1*	Subsidiaries of GDEV.
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of KPMG Certified Auditors S.A.
15.2*	Consent of JSC “Kept”.
15.3	Letter, dated January 17, 2023, from JSC “Kept” to the Securities and Exchange Commission.	6-K	001-40758	99.2	January 17, 2023
101*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101*	Inline XBRL Calculation Linkbase Document.
101*	Inline XBRL Definition Linkbase Document.
101*	Inline XBRL Labels Linkbase Document.
101*	Inline XBRL Presentation Linkbase Document.
104*	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, has been formatted in Inline XBRL

(*)Filed herewith

(†)	Certain identified confidential information has been redacted from this exhibit because disclosure of that information would constitute a clearly unwarranted invasion of personal privacy.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GDEV INC.
Date: June 26, 2023	By:	/s/Andrey Fadeev
	Name:	Andrey Fadeev
	Title:	Chief Executive Officer

GDEV Inc.

Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

together with the Report of Independent Registered Public Accounting Firm

GDEV Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Audit Committee

GDEV Inc. (formerly, Nexters Inc.):

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of GDEV Inc. (formerly, Nexters Inc.) and subsidiaries (the “Company”) as of December 31, 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ KPMG Certified Auditors S.A.

We have served as the Company’s auditor since 2022.

Athens, Greece
June 26, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Audit committee

GDEV Inc. (formerly Nexters Inc.):

Opinion on the Consolidated Financial Statements

We have audited the consolidated statement of financial position of GDEV Inc. (formerly Nexters Inc.) and subsidiaries (the “Group”) as of December 31, 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes to the consolidated financial statements (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Correction of a misstatement

As discussed in Note 4 to the 2021 consolidated financial statements (not presented herein), the 2020 consolidated financial statements have been restated to correct a misstatement.

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

/s/ JSC “Kept” (formerly JSC “KPMG”)

We served as the Group’s auditor from 2021 to 2022.

Moscow, Russia
April 29, 2022

Nexters Inc.

Consolidated Statements of Financial Position

As at December 31, 2022 and 2021

(in thousands of US$)

	Note	December 31, 2022	December 31, 2021
ASSETS
Non-current assets
Property and equipment	14	786	1,352
Right-of-use assets	18	1,462	2,050
Intangible assets	15	12,977	266
Goodwill	15	1,836	1,501
Investments in equity accounted associates	16	—	—
Long-term deferred platform commission fees	26	94,682	116,533
Deferred tax asset	13	108	25
Loans receivable - non-current	17	3,317	—
Other non-current investments	23	17,903	—
Other non-current assets	13	107	107
Total non-current assets		133,178	121,834
Current assets
Indemnification asset	15,16	2,512	—
Trade and other receivables	19	45,372	45,087
Loans receivable	17	517	123
Other investments	23	50,365	—
Prepaid tax	13	3,326	3,137
Cash and cash equivalents	24	86,774	142,802
Total current assets		188,866	191,149
Total assets		322,044	312,983

LIABILITIES AND SHAREHOLDERS' EQUITY
Equity
Share capital	25	—	—
Additional paid-in capital	15,25	23,685	25,879
Share-based payments reserve	25,30	144,240	140,489
Translation reserve	25	3,493	37
Accumulated deficit		(320,194)	(327,497)
Equity attributable to equity holders of the Company		(148,776)	(161,092)
Non-controlling interest		—	44
Total equity		(148,776)	(161,048)
Non-current liabilities
Lease liabilities - non-current	18	444	1,103
Long-term deferred revenue	26	96,887	128,074
Share warrant obligation	22	13,035	22,029
Put option liability	15,16	27,475	—
Other non-current liabilities	16	577	—
Total non-current liabilities		138,418	151,206
Current liabilities
Lease liabilities - current	18	743	831
Trade and other payables	20	30,521	26,573
Provisions for non-income tax risks	15,21	1,336	—
Tax liability	13,15	4,250	814
Deferred revenue	26	295,552	294,607
Total current liabilities		332,402	322,825
Total liabilities		470,820	474,031
Total liabilities and shareholders' equity		322,044	312,983

The accompanying notes are an integral part of these consolidated financial statements.

Nexters Inc.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2022,2021 and 2020

(in thousands of US$)

	Note	2022	2021	2020
Revenue	7	479,688	434,094	260,892
Costs and expenses, excluding depreciation and amortization
Cost of revenue:
Platform commissions	26	(129,623)	(117,229)	(75,163)
Game operation cost	9	(44,036)	(18,945)	(17,390)
Other operating income		1,327	—	—
Selling and marketing expenses	10	(152,674)	(270,065)	(165,756)
General and administrative expenses	11	(36,119)	(23,031)	(3,689)
Goodwill and investments in equity accounted associates’ impairment	15,16	(62,828)	—	—
Share listing expense	30	—	(125,438)	—
Impairment loss on trade receivables and loans receivable	17,19	(29,987)	(102)	—
Total costs and expenses, excluding depreciation and amortization		(453,940)	(554,810)	(261,998)
Depreciation and amortization	14,15,18	(6,901)	(2,540)	(561)
Profit/(loss) from operations		18,847	(123,256)	(1,667)
Finance income	12	1,868	79	1,998
Finance expenses	12	(2,191)	(3,220)	(220)
Change in fair value of share warrant obligation and other financial instruments	22,29	2,767	10,080	—
Share of loss of equity-accounted associates	16	(10,121)	—	—
Profit/(loss) before income tax		11,170	(116,317)	111
Income tax expense	13	(3,760)	(1,127)	(862)

Profit/(loss) for the year, net of tax		7,410	(117,444)	(751)
Attributable to equity holders of the Company		7,303	(117,455)	(751)
Attributable to non-controlling interest		107	11	—
Other comprehensive income/(loss)
Items that are or may be reclassified subsequently to profit or loss	25	3,338	11	15
Foreign currency translation difference		3,456	36	—
Other		(118)	(25)	15
Total comprehensive income/(loss) for the year, net of tax		10,748	(117,433)	(736)
Attributable to equity holders of the Company		10,641	(117,444)	(736)
Attributable to non-controlling interest		107	11	—

Earnings/(loss) per share:
Basic and diluted earnings/(loss) per share, US$	6	0.04	(0.64)	(0.00)

The accompanying notes are an integral part of these consolidated financial statements.

Nexters Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2022, 2021 and 2020

(in thousands of US$ except number of shares)

		Number of		Additional	Share-based			Total	Non-
		shares		paid-in	payments	Translation	Accumulated	shareholders'	controlling
	Note	outstanding	Share capital	capital	reserve	reserve	deficit	equity	interest	Total
Balance at January 1, 2020		20,000	27	111	9,813	1	(58,522)	(48,570)	—	(48,570)
Loss for the year		—	—	—	—	—	(751)	(751)	—	(751)
Other comprehensive income		—	—	—	—	—	15	15	—	15
Total comprehensive loss for the year		—	—	—	—	—	(736)	(736)	—	(736)
Share-based payments	29	—	—	—	2,159	—	(1,147)	1,012	—	1,012
Distribution and dividends	14	—	—	—	—	—	(53,614)	(53,614)	—	(53,614)
Total transactions with shareholders		—	—	—	2,159	—	(54,761)	(52,602)	—	(52,602)
Balance at December 31, 2020		20,000	27	111	11,972	1	(114,019)	(101,908)	—	(101,908)

								Equity
		Number of		Additional	Share-based			attributable to	Non-
		shares		paid-in	payments	Translation	Accumulated	equity holders	controlling
	Note	outstanding	Share capital	capital	reserve	reserve	deficit	of the Company	interest	Total
Balance at January 1, 2021		20,000	27	111	11,972	1	(114,019)	(101,908)	—	(101,908)
Loss for the year		—	—	—	—	—	(117,455)	(117,455)	11	(117,444)
Other comprehensive income		—	—	—	—	36	(25)	11	—	11
Total comprehensive loss for the year		—	—	111	11,972	37	(117,480)	(117,444)	11	(117,433)
Equity contribution from shareholders	3	—	(27)	119,681	—	—	—	119,654	—	119,654
Issuance of shares upon the Transaction	3	196,503,101	—	—	—	—	—	—	—	—
Share-based payments	3.18, 30	—	—	—	128,517	—	2	128,519	—	128,519
Share warrant obligation	22	—	—	(32,109)	—	—	—	(32,109)	—	(32,109)
Acquisition of non-controlling interest		—	—	—	—	—	—	—	33	33
Distribution and dividends	30	—	—	(61,804)	—	—	(96,000)	(157,804)	—	(157,804)
Total transactions with shareholders		196,503,101	(27)	25,768	128,517	—	(95,998)	58,260	33	58,293
Balance at December 31, 2021		196,523,101	—	25,879	140,489	37	(327,497)	(161,092)	44	(161,048)

Nexters Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2022, 2021 and 2020

(in thousands of US$ except number of shares)

								Equity
		Number of			Share-based			attributable to	Non-
		shares		Additional	payments	Translation	Accumulated	equity holders	controlling
	Note	outstanding	Share capital	paid-in capital	reserve	reserve	deficit	of the Company	interest	Total
Balance at January 1, 2022		196,523,101	—	25,879	140,489	37	(327,497)	(161,092)	44	(161,048)
Profit for the year		—	—	—	—	—	7,303	7,303	107	7,410
Other comprehensive income	25	—	—	(118)	—	3,456	—	3,338	—	3,338
Total comprehensive income for the year		—	—	(118)	—	3,456	7,303	10,641	107	10,748
Issue of ordinary shares related to business combination	15	569,301	—	(2,103)	—	—	—	(2,103)	—	(2,103)
Share-based payments	30	—	—	—	3,751	—	—	3,751	—	3,751
Distribution to shareholders		—	—	27	—	—	—	27	—	27
Elimination of non-controlling interest at disposal of subsidiaries	8	—	—	—	—	—	—	—	(151)	(151)
Total transactions with shareholders		569,301	—	(2,076)	3,751	—	—	1,675	(151)	1,524
Balance at December 31, 2022		197,092,402	—	23,685	144,240	3,493	(320,194)	(148,776)	—	(148,776)

The accompanying notes are an integral part of these consolidated financial statements.

Nexters Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2022, 2021 and 2020

(in thousands of US$)

	Note	2022	2021	2020
Operating activities
Profit/(loss) for the year, net of tax		7,410	(117,444)	(751)
Adjustments for:
Depreciation and amortization	14,15,18	6,901	2,540	561
Share-based payments expense	30	3,751	3,761	2,276
Goodwill and Investments in equity accounted associates' impairment	15,16	62,828	—	—
Share listing expense	30	—	125,438	—
Share of loss of equity-accounted associates	16	10,121	—	—
Gain on acquisition	8	—	(79)	—
Impairment loss on trade receivables and loans receivable	17,19,29	29,987	102	—
Property and equipment write-off	14	454	—	—
Impairment loss on Intangible assets	15	547	—	—

Change in fair value of share warrant obligation and other financial instruments	22,29	(2,767)	(10,080)	—
Unwinding of discount on the put option liability	12	366	—	—
Transaction costs	12	104	—	—
Interest income	12	(1,639)	—	—
Interest expense	12	116	91	38
Lease modification gain	18	(11)	—	—
Loss on sale of disposal group	8	4,969	—	—
Dividend on ETFs accrued	12	(231)	—	—
Trade receivables write-off	19	81	—	—
Foreign exchange (gain)/loss, net	12	1,020	2,809	(1,991)
Income tax expense	13	3,760	1,127	862
		127,767	8,265	995
Changes in working capital:
Decrease/(increase) in deferred platform commissions	26	21,851	(26,946)	(52,465)
(Decrease)/increase in deferred revenue	26	(30,242)	127,899	184,603
Increase in trade and other receivables	19	(4,498)	(12,682)	(7,490)
Increase/(decrease) in trade and other payables	20	2,282	9,600	(1,060)
		(10,607)	97,871	123,588
Income tax paid		(1,078)	(617)	(3,978)
Interest received		—	7	19
Net cash flows generated from operating activities		116,082	105,526	120,624

Investing activities
Acquisition of intangible assets	15	(64)	(338)	—
Acquisition of property and equipment	14	(994)	(1,099)	(147)
Acquisition of subsidiary net of cash acquired	3,15	(54,113)	(1,159)	—
Investments in equity accounted associates	16	(17,970)	—	—
Loans granted	17	(31,659)	(123)	—
Proceeds from repayment of loans	17	746	—	508
Acquisition of other investments	23	(67,729)	—	—
Net cash flows (used)/generated in investing activities		(171,783)	(2,719)	361

Financing activities
Payments of lease liabilities	18	(2,013)	(2,132)	(341)
Proceeds from loans receivable	27	224	—	—
Repayment of borrowings		—	(49)	(3,980)
Payments of lease interest	18	(115)	(90)	(26)
Payments of interest non-lease		—	—	(17)
Dividends paid and distribution to shareholders	25	—	(160,366)	(51,683)
Cash acquired in the Transaction	3	—	119,659	—
Net cash flows used in financing activities		(1,904)	(42,978)	(56,047)
Net (decrease)/increase in cash and cash equivalents for the year		(57,605)	59,829	64,938
Cash and cash equivalents at the beginning of the year		142,802	84,557	17,565
Effect of changes in exchange rates on cash held		1,577	(1,584)	2,054
Cash and cash equivalents at the end of the year		86,774	142,802	84,557

The accompanying notes are an integral part of these consolidated financial statements.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

1.   Reporting entity

GDEV Inc. (formerly, Nexters Inc.) (the “Company”) is a company incorporated under the laws of the British Virgin Islands on January 27, 2021, which was formed for the sole purpose of effectuating a merger with Kismet Acquisition One Corp (“Kismet” a Special Purpose Acquisition Company (“SPAC”)).

On August 26, 2021, the Company successfully consummated the merger with Kismet, which was announced on February 1, 2021 (the “Transaction”). The Company treated the merger with Kismet as a transaction equivalent to the issue of shares of the Company in exchange for the net monetary assets of Kismet and its listing status. The merger did not constitute a business combination as defined under IFRS 3 Business Combinations, as Kismet, whom we determined to be the accounting acquiree in the Transaction, was a non-operating entity that does not meet the definition of a business under IFRS 3, given that it consisted predominantly of cash in the Trust Account (see Note 30 for more details). On the same date the Company acquired Nexters Global, the Company that generates most of the the Company’s revenues, for a combination of cash and GDEV Inc. ordinary shares.

Prior to the Transaction, the Company had no material assets and did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings.

The mailing and registered address of GDEV Inc.’s principal executive office is 55, Griva Digeni, 3101, Limassol, Cyprus.

GDEV Inc. is the direct parent of Nexters Global Ltd, which was incorporated in Cyprus on November 2, 2009 as a private limited liability company under the Cyprus Companies Law, Cap. 113. Nexters Global Ltd’s registered office is at Faneromenis 107, 6031, Larnaca, Cyprus. Nexters Global Ltd generates the majority of the Company’s revenues.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at and for the years ended December 31, 2022 and 2021.

The principal activities of the Company and its subsidiaries (the “Group”) are the development and publishing of online games for mobile, web and social platforms. The Group also derives revenue from advertising services. Information about the Company’s main subsidiaries is disclosed in Note 25.

The Company’s ordinary shares and warrants are listed on Nasdaq under the symbols GDEV and GDEVW, respectively.

The Group has no ultimate controlling party.

2.   Basis of presentation

2.1.  Statement of compliance

These consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issue by the Group’s Board of Directors on June 26, 2023.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

2.2.  Going concern

The financial position of the Group, its cash flows and liquidity position are described in the financials statements and notes to these consolidated financial statements. In addition, Note 29 includes the Group’s policies for managing its liquidity risk.

Despite the uncertainties related to the current economic volatility and taking into account significant positive cash inflows from operating activities, management’s assessment of revenue trends and principal risks and uncertainties, management has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, which is at least 12 months from the reporting date of December 31, 2022. Accordingly, they are satisfied that the consolidated financial statements should be prepared on a going concern basis. Management believes that there is no significant doubt regarding the Company’s or the Group’s existence as a going concern, please refer to Notes 29 and 31 for further details.

2.3.  Basis of presentation

These consolidated financial statements have been prepared based on historical cost basis unless disclosed otherwise and are presented in United States Dollars ($) which is also the functional currency of GDEV Inc. and Nexters Global Ltd. All amounts are presented in thousands, rounded to the nearest thousand unless indicated otherwise.

2.4.  Basis of consolidation

The Group controls the entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, the Group controls an investee if and only if the Group has:

●	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),
●	Exposure, or rights, to variable returns from its involvement with the investee, and
●	The ability to use its power over the investee to affect its returns.

When the Group has less than a majority of the voting or similar rights of an investee, where control is exercised through voting rights, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

2.5.  Changes in accounting policies

During 2022 the Group applied a number of accounting standards effective from January 1, 2022 for the first time, but they do not have a material impact on the Group’s consolidated financial statements.

Standards and interpretations effective for the year ended December 31, 2022

–Amendments to IFRS 3 - Business Combinations: Reference to the Conceptual Framework.

–Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before Intended Use.

–	Amendments to IAS 37 - Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts – Cost of Fulfilling a Contract.
–	Annual Improvements to IFRS Standards 2018–2020.
–	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).

A number of new standards are effective for annual periods beginning after January 1, 2022 and earlier application is permitted; however, the Group has not earlier adopted the new or amended standards in preparing these consolidated financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Group’s financial statements.

Standards issued but not yet effective:

–	IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts.
–	Classification of liabilities as current or non-current (Amendments to IAS 1).
–	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2).
–	Definition of Accounting Estimates (Amendments to IAS 8).
–	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12).
–	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).

3.   Summary of significant accounting policies

Except as described in Note 2.5, the accounting policies have been applied consistently throughout the periods presented in these consolidated financial statements.

The principal accounting policies used to prepare these consolidated financial statements are set out below.

3.1. Business combinations and goodwill

Business combinations are accounted for using the acquisition method.

The cost of an acquisition is measured as the total of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred, such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees, are expensed and included in general and administrative expenses.

The Group measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as at the acquisition date.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and equity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and share-based payment awards of the acquiree that are replaced mandatorily in the business combination.

If control is achieved in stages, the acquirer’s previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit or loss.

A contingent liability of the acquiree is recognized in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably.

Only components of non-controlling interest constituting a present ownership interest that entitles their holder to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets. All other components are measured at their acquisition date fair value.

The Group accounts for a change in the ownership interest of a subsidiary (without loss of control) as a transaction with owners in their capacity as owners. Therefore, such transactions do not give rise to goodwill, nor do they give rise to a gain or loss and are accounted for as an equity transaction.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested annually for impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash generating units that are expected to benefit from the synergies of the combination and/or from the future cash flows provided by the acquired businesses, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained. If the Group reorganizes its reporting structure in a way that changes the composition of one or more cash-generating units to which goodwill has been allocated, the goodwill is reallocated to the units affected. The reallocation is performed using a relative value approach similar to that used in connection with the disposal of an operation within a cash-generating unit, unless some other method better reflects the goodwill associated with the reorganized units.

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

The functional currency of the foreign operations is generally US Dollar or the respective local currency – Euro (€), Russian rouble (RUB), Armenian dram (AMD) or Kazakhstani tenge (KZT). As at the reporting date, the assets and liabilities of these operations are translated into the presentation currency of the Group (the US$) at the rate of exchange at the reporting date and their statements of comprehensive income are translated at the average exchange rates for the year or exchange rates prevailing on the date of specific

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

transactions. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign entity, the cumulative amount recognized in equity relating to that particular foreign operation is reclassified to the profit or loss.

3.3.  Property and equipment

3.3.1. Cost of property and equipment

Property and equipment are stated at cost less accumulated depreciation and any accumulated impairment loss. Expenditures for continuing repairs and maintenance are charged to the profit or loss as incurred.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group.

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

Subsequent expenditure to add to, replace part of, or service an intangible asset is recognized as part of the cost of an intangible asset if we can demonstrate that the item meets the definition of an intangible asset and the general recognition criteria for intangible assets.

3.4.2. Useful life and amortization of intangible assets

The Group assesses whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of that useful life. An intangible asset is regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity. The Group did not have any intangible assets with indefinite useful life as at December 31, 2022 and 2021.

Intangible assets with finite lives are amortized on a straight-line basis over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The useful economic life of the Group’s Intellectual property rights, including licenses, as at December 31, 2022 and 2021 is 4 years.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of profit or loss and other comprehensive income when the asset is derecognized.

3.5.  Leases

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

Short-term leases and leases of low-value assets

The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) with a cost of 5 or less and short-term leases (i.e., leases with a lease term of 12 months or less).

The Group does not apply the short-term lease recognition exemption to its short-term leases of office premises (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Lease payments on such short-term leases are recognized as a right-of-use asset and a lease liability at the lease commencement date. Other short-term and low-value leases are expensed as incurred.

Significant judgment in determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, and/or excluding any periods covered by an option to terminate the lease, if it is reasonably certain that the termination option will be exercised.

The Group has the option, under some of its leases to lease the assets for an additional term. The Group applies judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

The carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the year are disclosed in Note 18.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

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

3.6.  Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired, other than goodwill, intangible assets not yet available for use and intangible assets with indefinite useful life, for which impairment testing is required annually, regardless of whether there is a triggering event. If any such indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

Impairment losses are recognized in profit or loss.

For all assets an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. An impairment loss in respect of goodwill is not reversed.

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

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

3.7.2. Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in three categories:

●	Financial assets at amortized cost
●	Financial assets at fair value through OCI (“FVOCI”)
●	Financial assets at fair value through profit or loss

Financial assets at amortized cost

The Group measures financial assets at amortized cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes trade and other receivables, loans receivable and other current investments.

Financial assets at fair value through OCI (“FVOCI”)

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Financial assets at fair value through profit or loss

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Impairment—credit loss allowance for ECL

The Group assesses and recognizes the allowances for expected credit losses (ECLs) on financial assets measured at amortized cost and debt instruments measured at FVOCI.

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

The Group applies a “three stage” model for impairment in accordance with IFRS 9, based on changes in credit quality since initial recognition:

1.A financial instrument that is not credit-impaired on initial recognition is classified in Stage 1. Financial assets in Stage 1 have their ECL measured at an amount equal to the portion of lifetime ECL that results from default events possible within the next 12 months (12-month ECL).
2.If the Group identifies a significant increase in credit risk (“SICR”) since initial recognition, the asset is transferred to Stage 2 and its ECL is measured based on ECL on a lifetime basis (lifetime ECL).
3.If the Group determines that a financial asset is credit-impaired, the asset is transferred to Stage 3 and its ECL is measured as a lifetime ECL.

For financial assets that are credit-impaired on purchase or at origination, as well as for trade receivables without a significant financing component, the ECL is always measured at a lifetime ECL. Notes 4 and 29 include information about inputs, assumptions and estimation techniques used in measuring ECL, including an explanation of how the Group incorporates forward-looking information in the ECL models.

3.7.3. Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

●	The rights to receive cash flows from the asset have expired, or;
●	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third-party under a ‘pass-through’ arrangement; and either (a) the Group has transferred

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control thereover, the asset is recognized to the extent of the Group’s continuing involvement in the asset.

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

The Group’s financial liabilities predominantly include trade and other payables, put option liabilities, share warrant obligation, lease liabilities and contingent consideration.

3.8.2. Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition.

Gains or losses on liabilities at fair value through profit or loss are recognized in the statement of profit or loss. Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

The Group’s financial liabilities at FVTPL are categorized in the fair value hierarchy based on facts and circumstances which affect the valuation of the financial instruments as well as on the valuation method that we adopt at the end of each reporting period.

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

3.8.3. Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability at fair value, and the difference in the respective carrying amounts is recognized in profit or loss.

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
(iii)	the event of insolvency or bankruptcy of the entity and all of the counterparties

The Group did not offset any financial assets and liabilities as at December 31, 2022 and 2021.

3.9.   Derivative financial instruments

The Company holds various derivative instruments issued as part of the acquisition of its investees (Note 16). Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are generally recognized in profit or loss.

The Company has not designated any of its derivatives as hedging instruments.

3.10.   Cash and cash equivalents

Cash comprises cash at banks and in hand and short-term deposits with an original maturity of three months or less and are included as a component of cash and cash equivalents for the purpose of the consolidated statement of financial position and consolidated statement of cash flows.

3.11.   Employee benefits

Wages and salaries paid to employees are recognized as expenses in the current year. The Group also accrues expenses for future vacation payments and short-term employee bonuses. The Group and its employees also contribute to various social insurance funds and funds of similar nature in the jurisdictions where the Group’s subsidiaries are located based on employees’ salaries.

Share based payment expenses relating to our employees are included in the same categories in the consolidated statement of profit or loss and other comprehensive income where the wages and salaries of corresponding employees are included. Share based payment

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

expenses relating to key employees of the Group’s service providers are included in the same categories where the respective services are included.

3.12.   Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, such that it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The Group has concluded that it is the principal in its revenue arrangements because it controls the goods and services before transferring them to the customer. Revenues and related expenses from services are recognized in the period when services are rendered, regardless of when payment is made. Contract price is allocated separately to each performance obligation based on observable stand-alone prices. There are generally no variable amounts affecting consideration at the moment such consideration is recognized. Consideration from customers does not have any non-cash component.

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

Our games are distributed through third-party platforms, such as the Apple App Store, Facebook, and Google Play (the “platforms”). Players can purchase our virtual items through various widely accepted payment methods offered in the games, including Apple iTunes accounts, Google Play accounts, Huawei and Facebook local currency payments. Payments from players for virtual items are non-refundable and relate to non-cancellable contracts that specify our obligations. Such payments are initially recorded as deferred revenue.

The transaction price which the Group collects from its consumers is equal to the gross amount we request to be charged to our player because we are the principal in the transaction. The related platform and payment processing fees are recorded as expense in the same period when the relevant revenue is recognized while the amount of the platform and payment processing fees, which relate to the deferred revenue, is recognized as deferred platform commission fees. Revenue is recognized net of taxes, such as VAT and sales tax. Taxes are normally withheld by platforms in accordance with local laws in relevant jurisdictions, and where the platform does not serve as a tax agent the Group uses estimates to determine related tax amounts.

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

For in-game display advertisements, in-game offers, engagement advertisements and other advertisements, our performance obligation is satisfied over the life of contract (i.e., over time), with revenue being accounted for using “as invoiced” practical expedient and recognized monthly using end-of-the month recognition approach.

Taxes Collected from Customers. As stated above we present our revenue net of taxes collected from customers and remitted to governmental authorities in our consolidated statement of profit or loss and other comprehensive income.

3.15.   Platform Commissions

Platforms retain platform commissions and fees on each purchase made by the paying players through the platform. As revenues from sales of virtual items to paying players through the platform are deferred, the related platform commissions and fees are also deferred on the consolidated statement of financial position. The deferred platform commissions are recognized in the consolidated statement of profit or loss and other comprehensive income in the period in which the related sales of virtual items for which revenue have been initially deferred are recognized as revenue.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

3.16.   Recognition of interest income and interest expense

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

3.17.   Share-based payments

Employees and contractors of the Group (providing services similar to employees) receive remuneration in the form of equity instruments (equity-settled transactions) in exchange for rendering services.

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

The cost of cash-settled transactions is measured at fair value at the grant date using a relevant valuation model (for details see Note 30). The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date up to, and including the settlement date.

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

3.18.    Investment in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Interests in associates are included in these financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

They are initially recognized at cost which includes transaction costs. Contingent consideration arising from the acquisition of an equity-accounted investee is initially recognized at fair value as part of the cost of acquisition and subsequently accounted for as follows: a) Contingent consideration classified as equity is not remeasured and should accounted for its settlement in equity, b) Contingent consideration classified as an asset or a liability is remeasured to fair value at each reporting date until the contingency is settled, with changes in fair value recognized in profit or loss.

An impairment assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist.

Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and OCI of equity-accounted investees, until the date on which significant influence ceases.

When the Group’s share of losses exceeds the carrying amount of the investment, the investment is reported at nil value and recognition of losses is discontinued except to the extent of the Group’s commitment.

3.19.   Transactions under common control:

A common control transaction is any transfer of net assets or exchange of equity interests between entities or businesses that are under common control by an ultimate parent or controlling shareholder before and after the transaction. Common control transactions may have characteristics that are similar to business combinations but do not meet the requirements to be accounted for as business combinations because, from the perspective of the ultimate parent or controlling shareholder, there has not been a change in control over the acquiree. Due to the fact that common control transactions do not result in a change in control at the ultimate parent or controlling shareholder level, the Company does not account for that at fair value. Rather, common control transactions are accounted for at the carrying amount of the net assets or equity interests transferred.

3.20.   Share listing expense

In accounting for the SPAC transaction discussed in Note 30 we considered that in accordance with IFRS 2, the difference in the fair value of the consideration for the acquisition of an exchange listed SPAC entity that does not meet the definition of a business under IFRS 3 and the fair value of its identifiable net assets represented a service for listing of the Company and was accounted for as a share-based payment expense. The consideration for the acquisition of SPAC was determined using the fair values of the Company´s ordinary shares and public and private warrants as at the date of the transaction.

The consolidated financial statements reflect the substance of the transaction, which is that GDEV Inc. is the continuing entity. Nexters Global is deemed to have issued shares in exchange for the cash held by SPAC, together with the listing status of SPAC. However, the listing status does not qualify for recognition as an intangible asset, and therefore needs to be expensed in profit or loss.

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

Key areas of estimation uncertainty and critical judgments

Key judgments and estimates reflected in the Group’s financial statements include:

●	Revenue recognition: categorization of in-game purchases between durable and consumable and determination of their periods of usage.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

●	Revenue recognition: estimation of the average playing period of our users and estimation of the remaining lifespan of the games.
●	Measurement of cost associated with share-based payments.
●	Uncertain tax positions - indirect taxes.
●	Classification and measurement of share warrant obligation.
●	Measurement of intangible assets recognized in business combination.
●	Measurement of the financial instruments issued as part of the investment in associates.
●	Accounting for SPAC transaction.

In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements. Actual results could materially differ from those estimates.

Revenue recognition

The approach to in-game purchases, consumable and durable items

The satisfaction of our performance obligation is dependent on the nature of the virtual item purchased and as a result, we categorize our virtual items as either consumable or durable.

●	Consumable virtual items represent items that can be consumed by a specific player action. They can, for example, instantly refill certain stats like mana or health points or be used to skip cooldowns. Common characteristics of consumable virtual items are that they are no longer displayed on the player’s game board after a short period of time (usually within few days since the date of purchase), do not provide the player any continuing benefit following consumption (they cannot be used to improve the character), and often enable a player to perform an in-game action immediately. For the sale of consumable virtual items, we recognize revenue at a point in time.
●	Durable virtual items represent items that enhance player’s character or game inventory set over a certain period of time (e.g. that increase player hero’s power in Hero Wars game or enhance an island’s buildings in our Island Experiment game). These items are accessible to the player over an extended period of time or can be exchanged or used for obtaining different items or levels in the games, which in turn are associated with the players character for an extended period of time (e.g. “stars” influencing the specific hero power in the game). Considering the complexity of the gameplay, great variety of in-game items and different behavioural patterns of players on different levels of character development, it is impracticable to estimate the useful life of in-game items. Therefore, we recognize the revenue from the sale of durable virtual items rateably over the average playing period of players for the applicable game (player’s lifespan), which represents our best estimate of the average life of the durable virtual item. We use this approach for substantially all of our revenue.

To separately account for consumable and durable virtual items, the Company either specifically identifies each purchase for the majority of virtual items purchased in our games or, for the remaining population of purchases, the Company estimates the amount of consumable and durable items proportionately to the majority of distributed items and relying on expertise in resource content analysis of our games.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Estimate of players lifespan

Since January 1, 2020 we determine the estimated weighted average playing period of payers by game on a quarterly basis (on an annual basis in 2019), beginning at the time of a player’s first purchase in the respective game and ending on a date when that paying player is deemed to be no longer playing. To determine when paying players are no longer playing a given game, we analyse the entire population of payers who made in-game payments in the relevant periods and determine whether each payer is an active or inactive player as at the date of our analysis. To determine which payers are inactive, we analyse the dates that each payer last logged into that game. We determine a player to be inactive once they have reached a period of inactivity for which it is probable that they will not return to a specific game. We use judgment to set a minimum period of inactivity to distinguish between active users and those that are deemed inactive at the date of evaluation which is currently determined as 30 days after last login date for the majority of platforms/games. Based on the actual expired lifespans and projection for active players, we then project an average expected lifespan term of the population.

We use a statistical estimation model to arrive at the average playing period of the paying users for each platform. As at December 31, 2022, 2021 and 2020 player lifespan for Hero Wars averages 28, 25 and 23 months respectively.

The estimated player lifespan in our other games as at December 31, 2022, 2021 and 2020 averages 14 months, 25 months and 34 months respectively.

In our core game Hero Wars a significant portion of our revenues is produced by a relatively low percentage of our users, which pay substantially higher dollar amounts for in-game virtual items as compared to the average payment per user and tend to have substantially longer playing periods as compared with average playing periods for the entire population. Moreover, the average playing periods may differ substantially among different platforms, through which we distribute our games. To account for these aspects, we estimate the average playing periods separately for each platform as soon as we have the indicators that the average playing periods for a particular platform may differ from the average periods for other platforms and adjust the average playing periods by assigning greater weight to higher spending payers versus average payers in the population. We use the Kaplan-Meyer survival model to arrive at the average playing period of the paying users for each platform.

Key factors of estimation uncertainty

We expect that in future periods, there may be changes in the mix of consumable and durable virtual items offered and sold, reduced virtual item sales in certain existing games, changes in estimates of the average playing period of players and/or changes in our ability to make such estimates. When such changes occur, and in particular if more of our revenue in any period is derived from durable virtual items or the estimated average playing period of payers increases on average, the amount of revenue that we recognize in a current or future period may be reduced, perhaps significantly. Conversely, if the estimated average playing period of payers decreases on average, the amount of revenue that we recognize in a current or future period may be accelerated, perhaps significantly, and we would disclose the effects of such changes in our consolidated financial statements.

The length of the lifespan depends on the players’ behaviours which vary across different game titles and across different platforms, where lifespans for social and web platforms tend to be longer than for mobile platforms. The length of the lifespans may also depend on the maturity of the game title and our ability to allocate necessary financial and intellectual resources to implement relevant strategies for player attraction and retention.

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

Sensitivity to input parameters

Our estimates are sensitive to input parameters, particularly to change in proportion between durable and consumable items and to change in estimated player’s lifespan. Below is the analysis of sensitivity to these parameters:

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

●	While other parameters remain constant, an increase/decrease of the share of durable items in total payments by 10% would decrease/increase reported revenues for 2022 and respectively increase/decrease deferred revenue balance as at December 31, 2022 by 23,789/23,795.
●	While other parameters remain constant, an increase/decrease of the share of consumable items in total payments by 10% would increase/decrease reported revenues for 2022 and respectively decrease/increase deferred revenue balance as at December 31, 2022 by 6,757.
●	While other parameters remain constant, an increase in the estimated lifespans applied in 2022 by 10% would decrease reported revenues for 2022 and respectively increase deferred revenue balance as at December 31, 2022 by 33,760.
●	While other parameters remain constant, a decrease in the estimated lifespans applied in 2022 by 10% would increase reported revenues for 2022 and respectively decrease deferred revenue balance as at December 31, 2022 by 38,659.

Measurement of cost associated with share-based payments

Share-based payments included expenses incurred under share options granted in 2021 and earlier. See also Note 30 below for more details.

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

Risk-free interest rates

Risk-free interest rates are based on the implied yield available in the US treasury bonds at the date of valuation with a remaining term approximating the expected life of the option award being valued.

Expected dividend yield

The Group set a dividend yield based on historical payout and management’s best expectation for dividends distribution.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Fair value of the underlying shares

The fair value of the underlying shares at the dates before the Transaction was estimated on the basis of valuations of the Company’s peer group multiples and, at the dates close to the Transaction at the anticipated share price in the Transaction, adjusted for the lack of marketability of the Company’s shares if required. The peer group companies were determined based on several factors including, but not limited to industry (primarily gaming companies), similar size and availability of the financial information.

The fair value of the Company’s underlying shares after the Transaction was determined based on their market price at the grant date.

Estimated forfeitures

Management used a forfeiture rate of zero as there is no history of attrition among key personnel and management at the dates of share option grants. Subsequently, if the actual forfeiture rate is higher, the actual amount of related expense will be lower.

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

The assumptions used to setup the model are as follows:

●	The relation of net income to equity value is defined through proxy EV/EBITDA multiple;
●	Dividends accrued and paid are continuous;
●	Risk-free return rate is continuous;
●	Equity value is modelled through GBM and risk-neutral valuation.

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

Modifications may sometimes alter the manner of settlement; as a result, a share-based payment that was classified as equity settled at grant-date may be modified to become cash-settled, or vice versa. The modification-date fair value of the original share-based payment may increase, decrease or remain equal compared with its grant-date fair value. In addition, the terms of the modified share-based payment may grant incremental fair value to its recipient.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Change from cash-settled to equity-settled arising from modification

A change from cash-settled to equity-settled arising from a modification would occur if, for example, a new equity-settled share-based payment arrangement is identified as a replacement of a cash-settled share-based payment arrangement. At the modification date the Group:

– derecognizes the liability for the cash-settled share-based payment;

– measures the equity-settled share-based payment at its fair value as at the modification date and recognizes in equity that fair value to the extent that the services have been rendered up to that date; and

– immediately recognizes in profit or loss the difference between the carrying amount of the liability and the amount recognized in equity.

Sensitivity to input parameters

Our estimates are sensitive to input parameters, particularly to change in volatility. Below is the analysis of sensitivity to this parameter:

●	While other parameters remain constant, an increase of volatility by 10% would increase the fair value of share-based payments reserve as at December 31, 2022 by 286,084.
●	While other parameters remain constant, a decrease of volatility by 10% would decrease the fair value of share-based payments reserve as at December 31, 2022 by 291,952

Another key assumption is a risk-free rate that is derived from the Bloomberg system applied without modifications, below is the analysis of sensitivity to this parameter:

●	While other parameters remain constant, an increase of risk-free rate by 10% would increase the fair value of share-based payments reserve as at December 31, 2022 by 20,826.
●	While other parameters remain constant, a decrease of risk-free rate by 10% would decrease the fair value of share-based payments reserve as at December 31, 2022 by 20,783.

Uncertain tax positions - indirect taxes

Accounting for the tax uncertainties involves a significant judgment in respect of both assessment of the likelihood of the realization of the tax uncertainties and estimation uncertainty in their quantification/measurement.

The Group disclosed possible and accrued probable risks in respect of non-income tax uncertain tax positions. Management estimates the amount of risk based on its interpretation of the relevant legislation, in accordance with the current industry practice and in conformity with its assessment of the likelihood, which require considerable judgment (Note 21).

Classification and measurement of share warrant obligation

Upon completion of the Transaction on August 26, 2021, each outstanding warrant to purchase Kismet’s ordinary shares was converted into a warrant to acquire one ordinary share of the Company, at a price of US$ 11.50 per share. A total of 20,250,000 Kismet warrants were converted into 20,249,993 warrants of the Company, 13,499,993 of which are public and 6,750,000 of which are private.

The Company accounts for the warrants in its financial statements as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments, based on the fact the fixed-for-fixed criteria is not met. This is due to the fact that, as soon as certain conditions are met, investors can exercise their warrants on a cashless basis according to make-whole table, where warrants are exchanged into a fractional number of shares depending on the stock price at time of redemption and remaining time to

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

warrant expiration. The warrants are initially recorded at fair value and then remeasured at each reporting date until exercised or expired, with any change in fair value to be recognized in profit or loss within the line Change in fair value of share warrant obligation and other financial instruments.

Management exercised judgment in applying Monte-Carlo simulation for the purpose of estimating fair value of Private Warrants and, in 2022, for the Public Warrants as well, as there was no active market for the Public Warrants in 2022. For the key assumptions of the model see Note 22.

Sensitivity to input parameters

Our estimates are sensitive to certain input parameters, particularly to change in volatility, starting share price (estimated using the methods described in Note 22) and the risk-free rate. Below is the analysis of the estimate’s sensitivity to reasonably possible changes in these parameters:

Volatility:

●	While other parameters remain constant, an increase of volatility by 10% would increase the fair value of public and private warrants as at December 31, 2022 by 3,235.
●	While other parameters remain constant, a decrease of volatility by 10% would decrease the fair value of public and private warrants as at December 31, 2022 by 2,187.

Starting share price:

●	While other parameters remain constant, an increase of starting share price by 10% would increase the fair value of public and private warrants as at December 31, 2022 by 2,168.
●	While other parameters remain constant, a decrease of starting share price by 10% would decrease the fair value of public and private warrants as at December 31, 2022 by 2,078.

Risk-free rate:

●	While other parameters remain constant, an increase of risk-free rate by 10% would increase the fair value of public and private warrants as at December 31, 2022 by 154.
●	While other parameters remain constant, a decrease of risk-free rate by 10% would decrease the fair value of public and private warrants as at December 31, 2022 by 112.

Measurement of the financial instruments issued as part of the investments in associates

Significant judgment is required in measurement of the fair value of the financial instruments related to the  investments in equity-accounted associates during the current reporting period, which included contingent consideration (sellers and founders earn-outs), call and put options of GDEV Inc. and respective shareholders as per shareholders’ and share purchase agreements and conversion option for the loan issued to Castcrown Ltd.

Fair value of the mentioned financial instruments considers the likelihood of achievement by the associates of performance targets such as those in respect of Net bookings and EBITDA over certain agreed periods of time. In order to estimate achievement of such performance targets management utilized Monte-Carlo simulations over the agreed periods and projected various outcomes for each performance target based on the underlying management assumptions of the investees’ future business growth. Management determined the fair values of the financial instruments based on outputs provided by those Monte-Carlo simulations.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

In order to determine the fair value of the financial instruments (see Note 3 and 16) management applied the following assumptions:

●	Target pay back of 365 days on marketing investments in customer acquisition (i.e. the period over which we expect to recover marketing expenses made) applied to the projected periods. This assumption is based on the historical effectiveness of marketing expenses for Hero Wars game and the adjustment applied by management related to uncertainty of the games being new.
●	Discount rate based on risk-free rate of 4.23%.
●	Valuation of investees based on multiples of Enterprise Value to Net bookings of 1.26 and Enterprise Value to Investor’s consolidated management EBITDA of 7.06 based on publicly traded peers from gaming industry.
●	Assumption of Standard deviation (Sigma parameter of GBM distribution) of marketing expenditure incurred in order to generate bookings over the projected period of time with bookings benchmarked against historic performance of the same genre games in the gaming industry and implying certain Failure rate for such games.

Due to the fact that stochastic generated marketing costs are mainly dependent from sigma parameter of GBM distribution, sigma was used in sensitivity tests to determine change in fair value of financial instruments with the change of marketing costs.

The analysis of sensitivity to the key parameters of financial model in MX Capital Ltd as at December 31, 2022:

●	While other parameters remain constant, an increase of target pay back on marketing investments by 30 days would decrease the fair value of sellers earn-outs by 160 and increased the fair value of put option by 36, the fair value of other financial instruments would remain unchanged.
●	While other parameters remain constant, a decrease of target pay back on marketing investments by 30 days would increase the fair value of sellers earn-outs by 290 and decreased the fair value of put option by 119, the fair value of other financial instruments would remain unchanged.
●	While other parameters remain constant, an increase of risk-free rate by 0.1 percentage points would decrease the fair value of sellers earn-outs and put option by 6 and 82 consequently, the fair value of other financial instruments would remain unchanged.
●	While other parameters remain constant, a decrease of risk-free rate by 0.1 percentage points would increase the fair value of sellers earn-outs and put option by 6 and 83 consequently, the fair value of other financial instruments would remain unchanged.
●	While other parameters remain constant, an increase of multiples by 10% would decrease the fair value of put option by 209, the fair value of call option would remain unchanged.
●	While other parameters remain constant, a decrease of multiples by 10% would increase the fair value of put option by 162 , the fair value of call option would remain unchanged.
●	While other parameters remain constant, an increase of sigma by 10% would increase the fair value of sellers earn-outs by 70 and decrease the fair value of put option by 66, the fair value of other financial instruments would remain unchanged.
●	While other parameters remain constant, an decrease of sigma by 10% would decrease the fair value of sellers earn-outs by 131 and increase the fair value of put option by 74, the fair value of other financial instruments would remain unchanged.

The analysis of sensitivity to the key parameters of financial model in Castcrown Ltd shows that there is no reasonably possible change in the key parameters that would materially change the fair value of the relevant financial instruments.

Measurement of the intangible assets recognized at acquisition

Management used the relief-from-royalty method under the income approach to measure the fair value of the intangible assets acquired as part of the acquisition of Lightmap Ltd relating to Lightmap’s game “Pixel Gun 3D”.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The relief-from-royalty method measures the fair value of intangible assets using assumptions about what would it cost for a market participant to use the acquired intangible asset if another entity owned it. This technique is appropriate only if the highest and best use of the asset is to use it actively in the market. As a result of owning the asset, a market participant is relieved from making royalty payments that might otherwise be required. This method includes assumptions about the stream of payments that would be required, usually in the form of royalties, to another party for the right to use the asset. The fair value of the intangible asset is measured as the discounted stream of payments from which the acquiring entity is relieved because it owns the asset.

Management believes that the ‘relief-from-royalty method’ is the most appropriate method for the valuation of the intangible assets, as it minimizes the unobservable inputs. The highest and best use of main game of Lightmap Ltd is to use it actively in the market and earn revenue from in-app purchases and advertising.

Accounting for the SPAC transaction

Accounting for the SPAC transaction is associated with a number of financial reporting considerations, which require significant management judgment.

Among other things, the determination of the accounting acquirer involves significant judgment and is important, as it has an impact on the accounting and financial statement presentation, which can differ significantly depending on which party is determined to be the accounting acquirer.

For a transaction in which the former shareholders of a non-listed operating entity (the target) become the majority shareholders of the combined entity by exchanging their shares for new shares of a listed non-trading company (the SPAC), it is appropriate to apply the IFRS 3 guidance for reverse acquisitions by analogy. The Transaction is effected partially by transferring cash and partially by exchanging shares. Neither a single shareholder of SPAC nor an organised group of shareholders has obtained unilateral control over the combined group. In addition, the transaction is not effected primarily by transferring cash. Therefore, determination of the acquirer should be made by applying paragraphs B14-B18 of IFRS 3.

Paragraph B15 (a) of IFRS 3 suggests that GDEV Inc. should be determined as the accounting acquirer as the former owners of Nexters Global Ltd, as a group, obtain the largest portion of the voting rights in the combined entity. In addition, paragraphs B15 (c) and (d) of IFRS 3 also indicate that GDEV Inc. should be determined as the accounting acquirer as the former owners of Nexters Global Ltd have the ability to elect, appoint or remove a majority of the members of the governing body of the combined entity and, as a result of the transaction, former management of Nexters Global Ltd dominates the management of the combined entity. Therefore, it is appropriate to identify GDEV Inc. as the accounting acquirer.

As the target is determined to be the accounting acquirer and the SPAC is not a business under IFRS 3, the transaction is not accounted for as a business combination and the financial statements of the combined entity represent the continuation of the pre-acquisition financial statements of the target. IFRS 3 has no clear guidance on how the transaction is accounted for when the accounting acquiree is not a business. It cannot be accounted for as an acquisition of the target by the SPAC under IFRS 3 as the SPAC has not been identified as the accounting acquirer, based on the guidance in the standard.

Instead, we determined that the Transaction would be most appropriately accounted for as a share-based payment transaction under under IFRS 2, whereby GDEV Inc. acquired the SPAC’s net assets together with its listing status in exchange for a deemed issue of its shares. Also, based on that Standard for equity-settled share-based payments, an entity measures the goods or services received, and the corresponding increase in equity, directly at the fair value of the goods or services received. If the entity cannot estimate reliably the fair value of the goods and services received, the entity measures the amounts, indirectly, by reference to the fair value of the equity instruments issued. For transactions with non-employees, IFRS 2 presumes that the fair value of the goods and services received is more readily determinable. This suggests that the increase in equity is based on the fair value of the cash and the fair value of the listing status.

However, as the fair value of the listing status cannot be reliably estimated, the increase in equity is measured by reference to the fair value of the shares that are deemed to have been issued.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

As the listed non-trading entity is not a business, the transaction is not a business combination, but a share-based payment transaction which is accounted for in accordance with IFRS 2. Any difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree’s identifiable net assets represents a service received by the accounting acquirer. Regardless of the level of monetary or non-monetary assets owned by the non-listed operating entity, the entire difference should be considered to be payment for the service of obtaining a stock exchange listing for its shares and no amount should be considered a cost of raising capital, i.e. the whole amount was expensed to profit or loss.

Other areas of estimation uncertainty and judgments

Other judgments and estimates reflected in the Group’s financial statements include, but are not limited to:

●	Recoverability of deferred tax assets.
●	ECL measurement.
●	Software development costs and recognition of internally built software.
●	Impairment of non-financial assets.

In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements. Actual results could materially differ from those estimates.

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

ECL measurement

The Group records an allowance for ECLs for all receivables and other debt financial assets not held at fair value through profit or loss (“FVPL”). The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss or LTECL) for Trade and other receivables. The LTECL is also used for other financial assets, unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months’ expected credit loss (12-month ECL). The 12-month ECL is the portion of LTECL that represent the ECLs that result from default events on a financial instrument that are expected within the 12 months after the reporting date. Both LTECL and 12-month ECL are calculated on either an individual basis or a collective basis, depending on the nature of the underlying portfolio of financial instruments.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate. The mechanics of the ECL’s key elements’ calculations are outlined below:

●	PD: The Probability of Default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the facility has not been previously derecognized and is still in the portfolio.
●	EAD: The Exposure at Default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.
●	LGD: The Loss Given Default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

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

Software development costs

Our development teams, which develop the online games, follow an agile development process, whereas the preliminary project stage remains ongoing until just prior to worldwide launch of the game, at which time final feature selection occurs. As such, the development costs in respect of online games are expensed as incurred in our consolidated statement of profit or loss and other comprehensive income. We did not capitalize any online games development costs during the years ended December 31, 2022, 2021 and 2020, except for the acquired in the business combination.

Development expenditures in respect of the software for the internal use are recognized as an intangible asset when the Group can demonstrate the technical and commercial feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the asset and the ability to measure reliably the expenditure during development. We did not capitalize any software development costs during the years ended December 31, 2022, 2021 and 2020.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a DCF model. The cash flows are derived from the forecasts for the next three to five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill recognized by the Group. The key assumptions used to determine the recoverable amount for the different CGUs are disclosed and further explained in Note 15.

Change in estimates

Warrants

As stated above the Company accounts for the warrants in its financial statements as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments.

While management continued to apply Monte-Carlo simulation for the purpose of estimating fair value of Private Warrants and Public Warrants as the trading of the Company’s shares was halted as at December 31, 2022, the following changes were made to the fair value estimation method as at December 31, 2022:

●	The discount for the lack of marketability (DLOM) was not applied.
●	Method of estimating the starting share price using last quoted Company´s share price could not be used and the Company used Implied multiples, calculated using the last quoted share price to estimate a discount/(premium) to median multiples of our peer

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

group (30% for EV/Bookings and 2% for EV/EBITDA) and those discounts/(premiums) were applied to estimate our multiples as at the reporting date (Note 22).

We believe it is impracticable to assess the effects on the estimated fair values of the warrants of the change in the measurement approach as at December 31, 2022.

5.   Segment reporting

A.Basis for segmentation

The Group operates through four operating segments, which are Nexters Global Ltd, Lightmap Ltd, MX Capital Ltd and Castcrown Ltd, while last three of them are not considered to be reportable segments based on the criteria (quantitative thresholds) of IFRS 8. The financial information reviewed by our Chief Operating Decision Maker, which is our Board of Directors, is included within the operating segments mentioned above for purposes of allocating resources and evaluating financial performance.

The following summary describes the operations of the reportable segment:

Reportable segments	Operations
Nexters Global Ltd	Game development and publishing

B.Information about reportable segments

Information related to the reportable segment is set out below. Segment  management EBITDA is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate in the same industry.

The Company defines Management EBITDA as the net income/loss as presented in the Group's consolidated financial statements in accordance with IFRS, adjusted to exclude (i) other comprehensive income/loss, (ii) goodwill and investments in equity accounted associates' impairment, (iii) loss on disposal of subsidiaries, (iv) income tax expense, (v) net finance income/expense, (vi) change in fair value of share warrant obligations and other financial instruments, (vii) share of loss of equity-accounted associates, (viii) depreciation and amortization, (ix) share-based payments and (x) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance (see the reconciliation below).

2022	Nexters Global Ltd	All other segments	Total
Segment revenues	472,394	7,294	479,688
Segment management EBITDA	138,647	(25,504)	113,143

2021	Nexters Global Ltd	All other segments	Total
Segment revenues	434,094	—	434,094
Segment management EBITDA	113,349	—	113,349

2020	Nexters Global Ltd	All other segments	Total
Segment revenues	260,892	—	260,892
Segment management EBITDA	133,308	—	133,308

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

C.Reconciliation of information on reportable segment to the amounts reported in the financial statements

	2022	2021	2020
Profit/(loss) before income tax
Management EBITDA for reportable segments	138,647	113,349	133,308
Management EBITDA for other segments	(25,504)	—	—
Net effect from recognition of deferred net revenues	8,391	(100,953)	(132,138)
Depreciation and amortization	(6,901)	(2,540)	(561)
Finance income	1,868	79	1,998
Finance expenses	(2,191)	(3,220)	(220)
Share-based payments expense	(3,751)	(3,761)	(2,276)
Share listing expense	—	(125,438)	—
NASDAQ related non-recurring expenses	—	(3,811)	—
Impairment loss on trade receivables and loans receivable	(29,987)	(102)	—
Change in fair value of share warrant obligation and other financial instruments	2,767	10,080	—
Impairment loss on Intangible assets	(547)	—	—
Goodwill and investments in equity accounted associates’ impairment	(62,828)	—	—
Share of loss of equity-accounted associates	(10,121)	—	—
Other operating income	1,327	—	—
Consolidated profit/(loss) before income tax	11,170	(116,317)	111

We disclose the geographical distribution of our revenue in Note 7. We do not have the ability to track revenue deferral on a by-country basis therefore we applied average deferral rate to in-game purchases disaggregated by geography.

Non-current assets excluding financial instruments and deferred taxes by geography are presented below:

	Cyprus	Armenia	Kazakhstan	Spain	Total
Property and equipment	672	67	46	1	786
Right-of-use assets	1,298	164	—	—	1,462
Intangible assets	12,959	17	1	—	12,977
Goodwill	1,836	—	—	—	1,836
Long-term deferred platform commission fees	94,682	—	—	—	94,682
Loans receivable - non-current	3,317	—	—	—	3,317
	114,764	248	47	1	115,060

6.   Earnings/(loss) per share

Basic earnings/(loss) per share amounts are calculated by dividing profit/(loss) for the period net of tax attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings/(loss) per share amounts are calculated by dividing the net profit/(loss) for the period net of tax attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the earnings/(loss) and number of shares used in basic and diluted loss per share computations for the years ended December 31, 2022, 2021 and 2020:

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

	2022	2021	2020
Profit/(loss) for the year net of tax attributable to ordinary equity holders of the parent for basic earnings	7,303	(117,455)	(751)

Weighted average number of ordinary shares, basic	197,971,371	183,521,938	176,584,343
Weighted average number of ordinary shares, diluted	197,971,371	183,521,938	176,584,343

Earnings/(loss) per share:
Earnings/(loss) attributable to ordinary equity holders of the parent, basic and diluted US$	0.04	(0.64)	(0.00)

The Company applies guidance on retrospective adjustments in IAS 33 to reflect the impact of the Transaction on the earnings per share calculation. The number of shares prior to the Transaction was determined as the number of shares of Nexters Global Ltd multiplied by the ratio of the GDEV Inc. shares issued to the Nexters Global Ltd shareholders upon the Transaction to the Nexters Global Ltd shares prior to the Transaction.

The Company does not consider the effect of the warrants sold in the Initial Public Offering and private placement and the options granted under Employee Stock Option plan in the calculation of diluted loss per share, since they do not have a dilutive effect as at the reporting date they are out of the money, except an insignificant portion of vested options with strike price of 0. Deferred exchange shares are not considered by the Company in calculation of the basic and diluted earnings per share, as the instrument is neither vested at the reporting date nor would have been vested if the reporting date was the end of the contingent period, due to the fact that the vesting conditions in relation to the entire number of 20,000,000 deferred exchange shares were not met at the reporting date.

The weighted average number of ordinary shares (both basic and diluted) includes 569,301 shares issued as consideration for the acquisition of Lightmap and 864,269 shares that may be issued in the future as a deferred consideration for the acquisition of Lightmap Ltd as discussed in the Note 15.

7.   Revenue

The following table summarizes revenue from contracts with customers for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
In-game purchases	459,660	406,594	245,833
Advertising	20,028	27,500	15,059
Total	479,688	434,094	260,892

The following table sets forth revenue disaggregated based on geographical location of our payers:

	2022	2021	2020
US	160,314	136,570	97,470
Europe	101,320	93,620	61,494
Asia	124,322	106,404	42,382
Other	93,732	97,500	59,546
Total	479,688	434,094	260,892

96% of the Group’s total revenues for the year December 31, 2022 was generated by Hero Wars game title (99% - for the year ended December 31, 2021 and 98% for the year ended December 31, 2020). Of our total revenues, 361,047 (Note 26) is revenue recognized over a period of time and remaining revenue concerns revenue recognized at a point in time. During the years ended December 31, 2022, 2021 and 2020 no individual end customer accounted for more than 10% of our revenues.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

8.   Acquisition and disposal of subsidiaries in Russia

On February 3, 2021, Nexters Global Ltd acquired 100% of the voting shares in Nexters Online LLC and Nexters Studio LLC, two Russian game development studios, for the total consideration of 1,247 (RUB 93 million). The consideration was fully paid in cash. The Company’s management considers the acquisition of the product development team as a primary business purpose of the transactions. The acquisitions have been accounted for using the acquisition method. The consolidated financial statements include the results of the companies for the eleven-month period from the acquisition date in 2021 and the nine-month period until the disposal in 2022.

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

The fair values of the identifiable assets and liabilities of all the acquired companies as at the date of acquisition were:

				Fair value recognized
	Fair value recognized on	Fair value recognized on	Fair value recognized on	on acquisition,
	acquisition, February 3, 2021,	acquisition, February 3,	acquisition, April 5, 2021,	December 9, 2021,
	Nexters Studio LLC	2021, Nexters Online LLC	NHW Ltd	Game Positive LLC
Assets
Property and equipment	390	85	—	71
Intangible assets	38	14	—	—
Right-of-use assets	1,164	395	—	—
Trade and other receivables	656	80	15	48
Other assets	91	27	—	59
Cash and cash equivalents	26	4	1	82
Prepaid tax	28	—	—	12
	2,393	605	16	272
Liabilities
Deferred tax liability	(4)	(16)	—	—
Lease liabilities - current	(1,164)	(395)	—	—
Trade and other payables	(1,415)	(218)	—	(159)
Tax liability	—	(4)	—	—
	(2,583)	(633)	—	(159)
Total identifiable net assets at fair value	(190)	(28)	16	113
Goodwill gain on bargain purchase	1,274	191	8	(79)
NCI	—	—	—	(33)
Purchase consideration transferred	1,084	163	24	1

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Goodwill recognized in the amount of 1,501 (1,473 goodwill as at the dates of acquisitions and 28 of translation reserve as at December 31, 2021) is attributable primarily to the expected synergies and was assigned to the CGU Nexters Global, which was the only CGU at the time of the acquisition. The acquisition of Game Positive LLC resulted in a gain on bargain purchase as the fair value of assets acquired and liabilities assumed exceeded the total of fair value of consideration paid and the proportionate value of non-controlling interest by 79. The Group recognized the amount as a gain which was reflected in Other income within Net finance income. None of the goodwill is deductible for the income tax purposes. The Company did not recognize separately from the acquisitions any acquisition related costs.

Property and equipment of Nexters Studio LLC, Nexters Online LLC and Game Positive LLC (“Russian companies”) consist of office equipment purchased within 2020, so its fair value approximates its carrying amount.

At the date of the acquisition, the fair value of the trade and other receivables of Russian companies approximates its carrying amount due to the fact they are represented by short-term accounts receivable.

The Group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities.

The companies’ trade and other payables amount mainly represent gross contractual amounts of the trade payables.

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

From the date of acquisition, Nexters Studio LLC, Nexters Online LLC, NHW Ltd and Game Positive LLC have contributed no revenue as prior to the acquisitions all revenues generated by the acquired businesses were from the provision of services to Nexters Global Ltd and they were eliminated on consolidation, and contributed 16,563, 2,219, 13 and 134 respectively to the net loss before tax from the continuing operations of the Group during 2021.

If the acquisition had taken place at the beginning of the year, consolidated revenue would have been unchanged for the reason described above at 434,094 and net loss from continuing operations for the year would have been 118,576 in 2021.

On July 12, 2022, the Company’s Board of Directors resolved to sell all its Russian subsidiaries to local management as part of the Group’s strategy to eliminate to a maximum extent possible the risks related to the Russian Federation.

Therefore the Group sold 100% shares in the charter capitals of the wholly owned subsidiaries Nexters Studio LLC, Nexters Online LLC and Lightmap LLC (see Note 15) and 70% shares in the charter capital of Game Positive LLC for the amounts not less than 200 thousand Russian rubles, 100 thousand Russian rubles, 100 thousand Russian rubles and 100 thousand Russian rubles, respectively.

The sale of Nexters Studio LLC, Nexters Online LLC and Game Positive LLC was completed on August 18, 2022 and the sale of Lightmap LLC on August 31,2022 with the respective loss of 4,969.

No goodwill resulted from the acquisitions of the Russian subsidiaries was written-off a result of the sale as the Company expects to continue to benefit from the acquisition synergies, being the ability to use their workforce which was substantially relocated to the Group’s other companies.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

9.   Game operation cost

Game operation cost consists of employee benefits expenses and technical support services. The following table summarizes game operation cost for the years ended December 31, 2022, 2021 and 2020.

	2022	2021	2020
Employee benefits expenses	(35,282)	(13,985)	(1,276)
Technical support services	(8,754)	(4,960)	(16,114)
	(44,036)	(18,945)	(17,390)

Technical support services mainly relate to maintenance and upgrades of the Group’s software applications provided by a third party and costs associated with hosting services.

10.   Selling and marketing expenses

Selling and marketing expenses consist mainly of expenses to attract new users through advertising. The following table summarizes selling and marketing expenses for years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Advertising costs	(146,449)	(266,804)	(164,929)
Employee benefits expenses	(6,225)	(3,261)	(827)
	(152,674)	(270,065)	(165,756)

Advertising costs decreased for year ended December 31, 2022 in comparison to the year ended December 31, 2021 mainly due to the termination of marketing activities in the former Soviet Union (FSU) countries as well as general decrease of marketing expenses due to the saturation of the market in 2022.

11.   General and administrative expenses

The following table summarizes general and administrative expenses for years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Employee benefits expenses	(16,815)	(10,497)	(2,033)
Professional fees	(5,777)	(7,457)	(1,473)
Loss on sale of disposal group	(4,969)	—	—
Insurance liability expense	(1,522)	(513)	—
Impairment of intangible assets	(547)	—	—
Other operating expenses	(6,489)	(4,564)	(183)
	(36,119)	(23,031)	(3,689)

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

12.   Finance income and finance expenses

	2022	2021	2020
Interest income	1,639	—	7
Net foreign exchange gain	—	—	1,991
Other income	229	79	—
Finance income	1,868	79	1,998

	2022	2021	2020
Bank charges	(585)	(320)	(175)
Unwinding of discount on the put option liability	(366)	—	—
Transaction cost	(104)	—	—
Interest expense	(116)	(91)	(45)
Net foreign exchange loss	(1,020)	(2,809)	—
Finance expenses	(2,191)	(3,220)	(220)

13.   Taxation

For the years ended December 31, 2022, 2021 and 2020 the Group recognized income tax expense in the amount of 3,760, 1,127 and 862 respectively.

The applicable tax rate used for reconciliation of the effective tax rate, below, is 12.5%, which is the tax rate enacted in Cyprus, the place where our revenue is mainly generated, at the end of the reporting period. The holding company is established in British Virgin Islands which have a zero-rated income tax regime.

(a)Cyprus IP box regime

In 2012, the government of Cyprus introduced a regime applicable to Intellectual Property (IP) (the ‘Old IP Regime’). The provisions of the Old IP regime allow for an 80% deemed deduction on royalty income and capital gains upon disposal of IP, owned by Cypriot resident companies (net of any direct expenses and amortization amounts over a 5- year period), bringing the effective tax rate on eligible IP income down to 2.5%.

In 2016, the House of Representatives passed amendments to the Income Tax Law (the ‘New IP Regime’) in order to align the current Cyprus IP tax legislation with the provisions of Action 5 of the OECD’s Base Erosion and Profit Shifting (BEPS) project. The amendments apply retroactively, from July 1, 2016, but according to transitional arrangements, companies benefiting from the Old IP Regime could continue to apply its provisions until June 30, 2021, as long as the IP assets either generated income or their development was completed as at June 30, 2016. Therefore, the Group continued to benefit from the Old IP Regime up to June 30, 2021.

Starting from July 1, 2021, the Group applies the provisions of the New IP Regime, which are based on the nexus approach. According to the nexus approach, for an intangible asset to qualify for the benefits of the regime, there needs to be a direct link between the qualifying income and the qualifying expenses contributing to that income. An amount equal to 80% of the qualifying profits earned from qualifying intangible assets are excluded from the taxable profit, bringing the effective tax rate on eligible IP income down to 2.5%. Under both the Old and the New IP Regimes, in case a loss arises instead of profit, the amount of loss that can be set off is limited to 20%. The respective tax loss can be carried forward and utilized for the period of 5 years. Ending of the Old IP Box regime on June 30, 2021 and transition to the New IP Regime does not affect the amount of income tax recognized at December 31, 2022, nor is it expected to increase the Group’s future current tax charge significantly.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

(b)Reconciliation of the effective tax rate

The reconciliation of the effective tax rate to a statutory tax rate is presented in a table below:

	2022	2021	2020
Profit/(loss) before income tax	11,170	(116,317)	111
Tax calculated at the applicable tax rate	(1,396)	14,545	(15)
Effect of different tax rates in other countries	146	82	(9)
Tax effect of expenses not deductible for tax purposes and non-taxable income	(15,004)	(14,665)	401
Tax effect of deductions under special tax regimes	11,620	169	(624)
Tax effect of tax losses brought forward	2,011	395	230
Tax effect of not recognized deferred tax asset regarding the loss carryforward	(372)	(637)	—
Other	(765)	(1,016)	(845)
Income tax expense	(3,760)	(1,127)	(862)

Income tax liability as at the balance sheet date is 4,250 and includes an amount of 822 recognized for certain tax uncertainties and risks regarding the determination of taxable income resulting from the acquisition of Lightmap Ltd.

(c)Uncertainty over the income tax treatment and unrecognized deferred tax asset

Starting from January 1, 2019 the Group has changed its tax reporting principles, judgments and estimates in a few areas including, among others, revenue recognition for in-game purchases and software development costs, which resulted in a substantial amount of revenues related to in-game purchases made by Group’s consumers in 2019 being deferred to 2020 and beyond (see Note 26 for details), as well as software development costs being expensed as incurred. As a consequence, the Company’s major operating subsidiary has booked substantial tax losses in 2019, 2020 and 2021.

Tax losses may be carried forward for five years. Group companies may deduct losses against profits arising during the same tax year. As at December 31, 2022 the Group did not recognize a deferred tax asset of 41 resulting from the tax losses reported in 2021, because of the uncertainties regarding the Group’s ability to use the losses carried forward against the taxable profits in the future (as at December 31, 2021: 1,527, as at December 31, 2020: 1,440). Tax losses for which no deferred tax asset was recognized mainly expire in 2025 and 2026.

(d)Prepaid tax

Prepaid tax amount is represented by the overpaid corporate income tax by Nexters Global Ltd. The Company plans to offset this amount against the tax liability for the year 2022. Prior to the offset of the amount the tax authorities have to examine our tax accounts. The examination is still in process as at the date of issue of these consolidated financial statements.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

14.   Property and equipment

	Computer	Furniture, fixtures
	hardware	and office equipment	Total
Cost
Balance at January 1, 2021	111	151	262
Additions	937	162	1,099
Acquisitions through business combinations	287	259	546
Disposals	(58)	(2)	(60)
Balance at December 31, 2021	1,277	570	1,847

Depreciation
Balance at January 1, 2021	42	49	91
Depreciation for the year	327	105	432
Disposals	(26)	(2)	(28)
Balance at December 31, 2021	343	152	495

Carrying amounts
Balance at December 31, 2021	934	417	1,352

	Computer	Furniture, fixtures
	hardware	and office equipment	Total
Cost
Balance at January 1, 2022	1,277	570	1,847
Additions	875	119	994
Acquisitions through business combinations	64	4	68
Disposals	(661)	(204)	(865)
Disposals through the sale of subsidiaries	(939)	(208)	(1,147)
Effect of foreign exchange rates	186	43	229
Balance at December 31, 2022	802	324	1,126

Depreciation
Balance at January 1, 2022	343	152	495
Depreciation for the period	424	99	523
Disposals	(318)	(92)	(410)
Disposals through the sale of subsidiaries	(303)	(41)	(344)
Effect of foreign exchange rates	68	8	76
Balance at December 31, 2022	214	126	340

Carrying amounts
Balance at December 31, 2022	588	197	786

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

15.   Intangible assets and goodwill

Intangible assets

Reconciliation of carrying amount of Intangible assets is presented below:

	Computer	Licenses and
	software	IP rights	Total
Cost
Balance at January 1, 2021	771	—	771
Additions	4	334	338
Acquisitions through business combinations	—	52	52
Balance at December 31, 2021	775	386	1,161

Amortization
Balance at January 1, 2021	695	—	695
Amortization for the year	55	145	200
Balance at December 31, 2021	750	145	895

Carrying amounts
Balance at December 31, 2021	25	241	266

	Computer	Licenses and
	software	IP rights	Total
Cost
Balance at January 1, 2022	775	386	1,161
Additions	17	47	64
Acquisitions through business combinations (see Note 15.C)	26	17,638	17,664
Disposals through the sale	(26)	(449)	(475)
Effect of foreign exchange rates	3	15	18
Balance at December 31, 2022	795	17,637	18,432

Amortization
Balance at January 1, 2022	750	145	895
Amortization for the year	22	4,372	4,394
Impairment loss	—	547	547
Disposals through the sale	(10)	(355)	(365)
Effect of foreign exchange rates	—	(16)	(16)
Balance at December 31, 2022	762	4,693	5,455

Carrying amounts
Balance at December 31, 2022	33	12,944	12,977

Acquisition of intangibles in 2022 consists of the intangible assets acquired as part of the acquisition of Lightmap Ltd. The intangible assets acquired mainly include the assets related to the Lightmap’s game “Pixel Gun” and were evaluated as discussed in Note 4 above. The respective intangible assets are amortized over a period of four years. The impairment attributable to intangible assets is accrued based on the CGU valuation as discussed below.

The amount of amortization is mostly attributable to the Game operation cost.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Business combinations and goodwill

A.Acquisition of game development studios

On January 25, 2022, Company’s Board of directors approved the acquisition of interest in three game development studios, aiming at accelerating the Group’s product growth strategy and enlarging its player base.

The Company acquired 100%, 100%, 48.8% and 49.5% of the issued share capital of Gracevale Ltd, Lightmap LLC, MX Capital Ltd, and Castcrown Ltd, respectively.

On January 27, 2022, the Company entered into a share purchase agreement to acquire 100% of the issued share capital of Gracevale Ltd, developer and publisher of PixelGun 3D mobile shooter title, for a total consideration of up to 70,000. The deal included a cash consideration of 55,517, consideration in the form of the Company’s equity of 3,158, and a deferred share consideration of 8,237. In parallel with the acquisition of Gracevale Ltd, the Company also acquired 100% of Lightmap LLC for an amount of 150, which was taking part in the maintenance and support of Pixel Gun 3D. The two transactions were fully executed on January 31, 2022. The deal is accounted for as business combinations based on the provisions of IFRS 3. Gracevale Ltd was renamed to Lightmap Ltd on March 30, 2022.

Based on the Share Purchase Agreement at the date of acquisition the sellers received the option to require GDEV Inc. to acquire back the Company’s shares issued or to be issued to the seller as part of the acquisition for a price of US$ 10.00 per share. There are two scenarios when the option becomes exercisable:

- the first scenario is when the shares are ineligible for sale on Nasdaq in one year from the date of allotment of such shares;

- the second scenario represents a general right of the sellers to sell their outstanding consideration shares to GDEV Inc. no later than two years from the acquisition date.

The option is recognized on the acquisition date in the amount of 13,499 in the line Put option liability in this consolidated statement of financial position calculated as the present value of the redemption amount of the share consideration discounted using the Company’s incremental borrowing rate of 3%. The unwinding of the discount from the acquisition date until the reporting date amounted to 366.

Acquisitions completed in 2021 are described in Note 8.

B.Consideration transferred

The following table summarises the acquisition-date fair value of each major class of consideration transferred.

Consideration transferred
Cash	55,667
Share consideration	3,158
Deferred share consideration	8,237
Total fair value of consideration	67,062

Lightmap Ltd and Lightmap LLC are treated as one integrated business under common control for the acquisition made as in substance they represent different legal entities within one business.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Share consideration and deferred share consideration fair value were determined using the number of the shares stated in the share purchase agreement multiplied by the share price of GDEV Inc. as at the date of acquisition, which is US$ 7.97.

The difference between the fair values of share consideration and put option of the sellers of Lightmap Ltd of 2,103 is reflected in the consolidated statement of changes in equity in the line “Issue of ordinary shares related to business combination”.

C.Fair value of the assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of Lightmap Ltd (Lightmap LLC did not have any material assets or liabilities) as at the date of acquisition were:

Fair value recognized on acquisition,
January 31, 2022, Lightmap Ltd
Assets
Property and equipment (Note 4)	68
Intangible assets	17,664
Right-of-use assets	230
Indemnification asset	3,159
Trade and other receivables	2,668
Cash and cash equivalents	1,555
Prepaid tax	260
25,604
Liabilities
Lease liabilities	(230)
Trade and other payables	(2,160)
Provisions for non-income tax risks (Note 21)	(1,381)
Tax liability (Note 21)	(1,721)
(5,492)
Total identifiable net assets at fair value	20,112
Goodwill arising on acquisition	46,950
NCI	—
Purchase consideration transferred	67,062

The Group recognized certain tax uncertainties and risks regarding the determination of taxable income, tax positions, and the calculation of tax liabilities resulting from the acquisition of Lightmap Ltd. The Group considered a range of possible outcomes and probability-weighted amounts associated with the tax risks to determine the expected value of the recognized tax risks in the amount of 1,662.

The Group also recognized a liability in respect of Lightmap Ltd of 1,497 in relation to indirect taxes (VAT and withholding/sale taxes), as it considered that there is a present obligation as a result of past events with the probable outflow of resources. The Company recognized the indemnification asset in the amount equal the total liability of the mentioned risks, as such indemnification was provided in the share purchase agreement.

As at December 31, 2022 the amount of the mentioned liability was decreased by 810 with the respective decrease of the indemnification asset accrued mostly due to the disposal of Lightmap LLC.

D.Goodwill

Goodwill recognized in the amount of 46,950 is attributable primarily to the expected future cash flows to be produced by the acquired business and was assigned to the separate CGU Lightmap Ltd. None of the goodwill is expected to be deductible for income tax purposes. The Company recognized separately from the acquisition the cost of the due diligence of 51 as acquisition-related costs that were expensed in the current period within General and administrative expenses.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Lightmap Ltd’s property and equipment consist of office equipment purchased within the last three years, its fair value approximates its carrying amount.

At the date of the acquisition, the fair value of the trade and other payables of Lightmap Ltd approximates their carrying amount due to the fact they are represented by short-term advances received and VAT payable.

The Group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities.

The Group’s trade and other receivables amount represents gross contractual amounts for the acquired receivables, its fair value approximates its carrying amount as they are predominantly short-term.

Lightmap Group (i.e. Lightmap Ltd and its subsidiaries) as one CGU was tested for impairment as at December 31, 2022.

From the date of acquisition Lightmap Ltd has contributed revenue of 7,294 and net loss before tax of 6,312 to the operations of the Group.

If the acquisition had taken place at the beginning of the year, consolidated revenue of the Group would have been 480,247 and profit before tax from for the period would have been 10,627.

For the details of measurement of the intangible assets recognized as at acquisition date see Note 4.

E.Reconciliation of carrying amount of goodwill

Cost

Balance at January 1, 2022	1,501
Acquisition through business combination	46,950
Goodwill impairment	(46,947)
Translation reserve	332
Balance at December 31, 2022	1,836

The Group performed its annual impairment test as at December 31, 2022.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The recoverable amount of the CGU of 9,606 as at December 31, 2022 has been determined based on a fair value less cost of disposal using public peer group multiples, which was higher than value in use. Value in use was determined through a discounted cash flow method (DCF). For the DCF model the cash flow projections over the three-year period approved by the senior management of the CGU were used and the discount rate of 17.3% being equal to the WACC was applied to the projected cash flows. Fair value less cost of disposal was determined in the following way: for the public peer group analysis, a list of peer companies was compiled, which closely resembled the Group's business model; the most appropriate multiples to estimate the value of the gaming company were identified as EV/EBITDA of 8.03 and 6.86 as forward multiples of 2023 and 2024, respectively, and the cost of disposal was estimated to be insignificant. As a result of this analysis, management has recognized an impairment charge of 47,494 related to the CGU Lightmap Ltd in the current year, which was allocated to the goodwill attributed to this CGU in the amount of 46,947 and the remaining 547 was allocated to the Intangible asset. The impairment was the result of the overall decline in the gaming industry around the world, as well as the ongoing economic uncertainty, which led to a decrease in bookings in CGU Lightmap Ltd. Goodwill impairment charge is included in the line Goodwill and investment impairment in the consolidated statement of profit or loss and other comprehensive income, the impairment charge related to Intangible asset is included in the line General and administrative expenses in the consolidated statement of profit or loss and other comprehensive income.

The impairment process includes assumptions of significant importance, such as a compound average growth rate of revenues over the forecasted period of 22%, the discount rate as a pre-tax weighted average cost of capital (WACC) as mentioned above, the exit EV/EBITDA of 3, the list of peer companies, and the discount to the peer multiples of 2% to EV/EBITDA multiples. The assumptions used are based on management's best judgment and were made using Level 2 inputs.

Sensitivity to input parameters

Our estimates are sensitive to input parameters, particularly to change in the multiples stated above (EV/EBITDA). Below is the analysis of sensitivity to this parameter:

●	While other parameters remain constant, an increase/decrease of the EV/EBITDA multiple by 10% would increase/decrease the recoverable amount based on fair value less cost of disposal as at December 31, 2022 by 520/(520).

16.   Investments in equity accounted associates

MX Capital Ltd

On January 27, 2022, the Company entered into a share purchase agreement to acquire 48.8% of the issued share capital of MX Capital Ltd, a company with headquarters in Limassol, Cyprus, from Everix Investments Ltd, a Company’s shareholder, for consideration of 15,000. MX Capital Ltd stands behind the RJ Games studio, developer of Puzzle Breakers, a new mobile midcore game that is associated with both puzzle and RPG genres. The transaction was fully executed on February 4, 2022.

Further earn-out payments of up to 35,000 may increase the consideration depending on achievement of certain agreed metrics by MX Capital Ltd (the “sellers earn-outs”). The fair value of such contingent consideration at acquisition was estimated at 2,297, based on Monte-Carlo simulations of monthly marketing expenses of the group’s financial model leading to expected pay-outs of earnouts (see Note 4 for the details).

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

On the same date, the Company entered into a shareholders’ agreement with the remaining shareholder of MX Capital Ltd, which provided for a put and call options allowing the Company to obtain control over 100% of the issued share capital of MX Capital Ltd in the first half of 2024 (the option shares). The price payable under the put and call options depends on achievement of certain agreed KPIs by MX Capital Ltd. The fair value of such symmetric option at acquisition is 2,623 being an asset and 9,810 being liability arising from it based on the Monte-Carlo simulations of monthly marketing expenses of the group’s financial model leading to expected buy-out of remaining shares (see Note 4 for the details). Also, depending on the achievement of another set of KPIs by MX Capital Ltd, the Company must pay the remaining shareholders an amount not exceeding 100,000 as further consideration for the sale of the option shares (the “Founders earn-outs”).The fair value of Founders earn-outs at acquisition is 258 based on Monte-Carlo simulations of monthly marketing expenses of the group’s financial model leading to expected pay-outs of earnouts (see Note 4 for the details).

The sellers earn-outs (contingent consideration) meet the definition of financial liabilities on the basis that they shall be settled in variable amounts of shares and/or cash depending on the achievement of certain targets by the relevant associates and are recognized within the line Other non-current liabilities in this consolidated statement of financial position.

The MX Capital group’s loss net of tax since the date of acquisition amounted to 18,430, GDEV Inc.’s share of these losses was reflected in the amount of 8,994 in the consolidated statement of profit or loss plus 65 of change in the indemnification asset since acquisition.

Castcrown Ltd

On January 27, 2022, the Company entered into a share purchase agreement to acquire approximately 49.5% of the issued share capital of Castcrown Ltd for a total consideration of 2,970. Castcrown Ltd stands behind Royal Ark, a game studio responsible for two survival RPG titles – Dawn of Zombies and Shelter Wars. On the same date, the Company entered into a shareholders’ agreement with the remaining shareholders of Castcrown Ltd, which provided for a put and call option agreement allowing the Company to obtain control over 100% of the issued share capital of Castcrown Ltd. The call option may be exercised no later than April 1, 2027. The put option may be exercised from April 1, 2027 to July 1, 2027. The price payable under the put and call options depends on achievement of certain agreed metrics by Castcrown Ltd and is based on a discount to a projected future enterprise valuation of the Company. In consideration for being granted this call option, the Company had to pay to the remaining shareholders an option premium of 1,200 (subject to adjustment on completion accounts finalization), and an additional option premium of 515 depending on the achievement of certain targets.

The transaction was fully executed on March 30, 2022. The fair value of the call option at acquisition is 1,799 based on the Monte-Carlo simulations of monthly marketing expenses of the group’s financial model (see Note 4 for the details).

The group’s loss net of tax since the date of acquisition amounted to 4,682, GDEV Inc.’s share of these losses was reflected in the amount of 1,066 in the consolidated statement of profit or loss, as the Group recognizes only the amount of losses until the moment the investment becomes negative.

The Group recognized indemnification asset in the amounts of 58 and 105 for the tax risks of MX Capital Ltd and Castcrown Ltd respectively as such indemnification was provided in the share purchase agreements.

The Group capitalized legal expenses of 148 as part of acquisition costs.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The carrying amount of investments in our consolidated statement of financial position as at December 31, 2022 being equal to 0 represents the initial values of the investment in MX Capital Ltd and Castcrown Ltd less share of loss of a respective associate and impairment loss (where applicable) as follows:

	MX Capital Ltd	Castcrown Ltd
Investment in associates at acquisition	15,000	2,970
Indemnification asset	(119)	(105)
Legal expenses capitalized	148	—
Contingent consideration - sellers earn-outs	2,297	—
Contingent consideration - founders earn-outs	258	—
Liability arising from symmetric put option	9,810	—
Asset arising from symmetric call option	(2,623)	—
Derivative asset arising from call option	—	(1,799)
Initial cost at acquisition	24,771	1,066
Share of loss of equity-accounted associates	(8,994)	(1,066)
Share of OCI of equity-accounted associates	104	—
Carrying amount of investment at December 31, 2022 before impairment	15,881	—

Investment impairment	(15,881)	—

Carrying amount of investment as at December 31, 2022	—	—

The impairment occurred as a result of the overall decline in the gaming industry around the world, as well as the ongoing economic uncertainty, which also led to a decrease in bookings in CGU MX Capital Ltd.

The recoverable amount of the CGU was 0 as at December 31, 2022. Both fair value less cost of disposal using public peer group multiples and the value in use indicated a negative value. Value in use was determined through a discounted cash flow method (DCF). For the DCF model the cash flow projections over the three-year period approved by the senior management of the CGU were used and the discount rate of 19.3% being equal to the WACC was applied to the projected cash flows. Fair value less cost of disposal was determined in the following way: for the public peer group analysis, a list of peer companies was compiled, which closely resembled the Group's business model; the most appropriate multiples to estimate the value of the gaming company were identified as EV/Bookings of 1.2 and EV/EBITDA of 8.6 and the cost of disposal was estimated to be insignificant. As a result of this analysis, management has recognized an impairment charge of 15,881 related to the CGU MX Capital Ltd in the current year.

The impairment process includes assumptions of significant importance, such as growth of revenues and free cash flows, the discount rate as a pre-tax weighted average cost of capital (WACC), the exit EV/EBITDA and EV/ Bookings multiple, the list of peer companies, and the discount to the peer multiples. The assumptions used are based on management's best judgment and were made using Level 2 inputs.

Sensitivity to input parameters

Our estimates are sensitive to input parameters, particularly to change in the multiples stated above (EV/EBITDA and EV/Bookings). Below is the analysis of sensitivity to this parameter:

●	While other parameters remain constant, an increase/decrease of the EV/EBITDA multiple by 10% would not change the recoverable amount based on fair value less cost of disposal as at December 31, 2022.
●	While other parameters remain constant, an increase/decrease of the EV/Bookings multiple by 10% would increase/decrease the recoverable amount based on fair value less cost of disposal as at December 31, 2022 by 785/0.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The following table summarizes the financial information of MX Capital Ltd as at December 31, 2022 and for the period from the date of acquisition until December 31, 2022 as included in its own financial statements adjusted for differences in accounting policies. The financial information for Castcrown Ltd has not been presented as the amounts are not material.

Statement of Financial Position

December 31, 2022
ASSETS
Non-current assets	13,649
Current assets	13,731
Total assets	27,380

LIABILITIES AND SHAREHOLDERS' EQUITY
Total Equity	(291)
Non-current liabilities	23,976
Current liabilities	3,695
Total liabilities	27,671
Total liabilities and shareholders' equity	27,380

Statement of Profit or Loss and Other Comprehensive Income

For the period February 1,
2022 to December 31, 2022
Revenue	2,096
Loss from operations	(17,627)
Other comprehensive income/(loss)	188
Total comprehensive loss for the period, net of tax	(18,241)

17.   Loans receivable

As part of the share purchase agreement with MX Capital Ltd, the Company entered into a loan agreement with the associate for a total amount of up to 43,000 plus the amount of debt owed by MX Capital Group to an affiliate of a previous shareholder in the total amount of 1,888. The first tranche of the loan for an amount of 8,000 was paid on February 4, 2022 upon the consummation of the acquisition of interest in MX Capital Ltd. On the same date, an additional 1,888 was granted to MX Capital Ltd, being the total debt owed to the affiliate of the former shareholder.

The second tranche of the loan for an amount of 13,000 was paid on July 6, 2022 based on the fact that certain conditions were satisfied. Tranches of 16,000 and 6,000 shall be available for drawing until February 1, 2023 and September 1, 2023, respectively, depending on the satisfaction by MX Capital Ltd of certain conditions. As of the date of these consolidated financial statements the tranche of 16,000 has not been granted as certain conditions were not met. The loan bears interest of 7% per annum and is secured by a pledge of shares in MX Capital Ltd. All amounts granted are due on April 1, 2027.

As part of the share purchase agreement with Castcrown Ltd, the Company entered into an unsecured convertible notes agreement on March 30, 2022 for the amount of up to 16,000 at an interest on 7% p.a. with the due date on March 31, 2025. The first tranche of the notes amounting to 1,500 was acquired on April 1, 2022 and the second tranche in the amount of 6,000 was acquired on May 31, 2022. The Company shall acquire additional notes amounting to 8,500 depending on the achievement by Castcrown Ltd of certain performance targets by December 31, 2024. The Company can convert the notes no earlier than December 31, 2024, unless Castcrown Ltd has met the performance targets earlier than that.

The fair value of conversion feature amounted to 0 as at December 31, 2022. According to IFRS 9 the asset related to the convertible notes is accounted for as its nominal value less fair value of its derivative liability component, as the second is equal to 0, the fair value of the loan equals its carrying amount.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The loans granted in 2021 are represented by loans to the Group’s employees. The exposure of the Group to credit risk is reported in Note 29 to these consolidated financial statements.

	December 31, 2022	December 31, 2021
Balance at January 1	123	8
New loans granted	31,659	123
Repayments of principal	(746)	—
Interest charged	1,404	—
Interest received	—	(7)
Foreign exchange (gain) / loss	40	(1)
Expected credit losses	(28,475)	—
Write-off of loans receivable	(171)	—
Balance at December 31	3,834	123

Expected credit losses for loans receivable consist of 7,826 of ECL on the loan receivable from Castcrown Ltd and of 20,649 of ECL on the loan receivable from MX Capital Ltd (see Note 17).

The amount of ECL on the loan receivable from Castcrown Ltd was accrued based on provisions of IFRS 9 on an individual basis as 100% of the total amount as this is the percentage of cases in which the borrower will be in default based on Monte-Carlo simulation used by management for the model to determine fair value of financial instruments.

The amount of ECL on the loan receivable from MX Capital Ltd was accrued based on provisions of IFRS 9 on an individual basis as 86.16% of the total amount as this is the percentage of cases in which the borrower will be in default based on Monte-Carlo simulation used by management for the model to determine fair value of financial instruments. The management also considers the fair value of the shares pledged amounted to 0 in the calculation of ECL.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

18.   Leases

	Right-of-use assets	Lease liabilities
Balance at January 1, 2021	1,044	1,111
Additions	1,305	1,305
Acquisitions through business combinations	1,559	1,559
Depreciation	(1,908)	—
Interest expense	—	90
Payments	—	(2,222)
Effect of foreign exchange rates	50	91
Balance at December 31, 2021	2,050	1,934

Lease liabilities - current		831
Lease liabilities - non-current		1,103

	Right-of-use assets	Lease liabilities
Balance at January 1, 2022	2,050	1,934
Additions	1,533	1,533
Acquisitions through business combinations	61	61
Gain on modification	11	—
Depreciation	(1,985)	—
Interest expense	—	115
Payments	—	(2,128)
Derecognition of right-of-use assets/lease liabilities due to sale of subsidiaries	(195)	(186)
Effect of foreign exchange rates	(13)	(142)
Balance at December 31, 2022	1,462	1,187

Lease liabilities - current		743
Lease liabilities - non-current		444

The amounts reflected in the line General and administrative expenses of this consolidated statement of profit or loss and other comprehensive income other than depreciation in relation to leases are presented in the table below:

	2022	2021
Expense relating to low-value leases	292	86
Interest expense on lease liabilities	115	90
	407	176

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

On February 3, 2021 Nexters Global Ltd acquired two Russian game development studios which had several lease agreements for different floors of the office building in Moscow. As these contracts were entered into at nearly the same time with the same counterparty, the contracts are combined as a single contract. The Company determines the commencement date as February 3, 2021, which is considered to be the acquisition date.

The Group measures the lease liability at the present value of the remaining lease payments as if the acquired lease were a new lease at the acquisition date. The Group measures the right-of-use asset at the same amount as the lease liability.

On October 4, 2021 GDEV Inc. entered into a new lease agreement over the office spaces in Limassol, Cyprus. The lease runs for 3 years with an early termination option. Management decided not to account for this option while determining the amount of right-of-use assets and lease liabilities due to the fact its exercise is not reasonably certain.

On December 1, 2021 and October 4, 2022 Nexters Global Ltd entered into new lease agreements for vehicles. As the terms of the contracts were the same and were entered into at the same time with the same counterparty, the contracts are combined as a single contract. The lease runs for 3 years with an early termination option. Management decided to account for this option while determining the amount of right-of-use assets and lease liabilities due to the fact its exercise is reasonably certain.

On January 31, 2022 GDEV Inc. acquired Lightmap Ltd group which had a lease agreement for the office building in Rostov-on-Don. Lightmap LLC was sold. Derecognition of right-of-use assets and lease liabilities is a result of the disposal of all Russian subsidiaries in August of 2022 (see Note 8).

Other than the office leases discussed above the Company has no other material leases.

Total cash outflow for leases recognized in the consolidated statement of cash flow is presented below:

	2022	2021
Cash outflow for leases	2,013	2,132
Cash outflow for low-value leases	115	90
Total cash outflow for leases	2,128	2,222

All lease obligations of Cypriot companies are denominated in €. The rate of 3% per annum was used as the incremental borrowing rate.

19.   Trade and other receivables

	December 31, 2022	December 31, 2021
Trade receivables	41,874	41,675
Deposits and prepayments	2,987	2,460
Other receivables	511	952
Total	45,372	45,087

The Group does not hold any collateral over the trade receivables balances, nor is there any related financing component.

The fair values of trade and other receivables approximate to their carrying amounts as presented above as they are mostly of a short-term nature.

The exposure of the Group to credit risk and impairment losses in relation to trade and other receivables is reported in Note 29 to these consolidated financial statements.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The amount of ECL in respect of trade and other receivables is 1,512 as at December 31, 2022 and is 102 as at December 31, 2021.

20.   Trade and other payables

	December 31, 2022	December 31, 2021
Trade payables	22,295	16,191
Provision for indirect taxes	2,234	803
Indirect taxes payables	1,007	6,120
Accrued salaries, bonuses, vacation pay and related taxes	2,969	1,924
Accrued professional services	1,526	1,100
Other payables and advances received	490	435
Total	30,521	26,573

The exposure of the Group to liquidity risk in relation to financial instruments is reported in Note 29 to the consolidated financial statements.

21.   Provisions for non-income tax risks

The provisions consist of probable tax risks of Lightmap Ltd of 1,336. The Group recognizes the indemnification asset in the same amount in its consolidated statement of financial position.

It is mainly related to the acquired company’s indirect taxes risks together with the interest and penalties accrued which could be claimed by the relevant tax authorities.

22.   Share warrant obligation

Upon completion of the Transaction on August 26, 2021, each outstanding warrant to purchase Kismet’s ordinary shares was converted into a warrant to acquire one ordinary share of the Company, at a price of US$11.50 per share. A total of 20,250,000 Kismet warrants were converted into 20,249,993 warrants of the Company, 13,499,993 of which are public and 6,750,000 of which are private.

The fair value of Private Warrants as at December 31, 2022 and 2021 and the fair value of the Public Warrants as at December 31, 2022 was determined using Level 3 inputs within the fair value hierarchy and is measured using Monte-Carlo simulation method. The fair value of Public Warrants as at December 31, 2021 was determined using quoted market prices (Level 1) as they were traded in an active market.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Key assumptions of the Monte-Carlo model:

	December 31, 2021	December 31, 2022
Risk free rate	forward USD overnight index swap (OIS) rates (curve 42)	forward USD overnight index swap (OIS) rates (curve 42)
Volatility	forward implied volatility rates based on volatilities of publicly traded peers	forward implied volatility rates based on volatilities of publicly traded peers
Starting share price[1]	8.06	4.63
Expected warrant life (years)	4.7	3.7

Key input parameter of the model is starting share price. As the trading of the Company’s shares was halted as at December 31, 2022, the Company used Multiples of the Enterprise value (EV) to Bookings and EV to EBITDA based on valuation of our publicly traded peers to estimate the enterprise value and accordingly the starting share price by dividing enterprise value with the number of shares outstanding as follows:

-	Implied multiples were calculated using the last quoted share price before the trading halt was introduced to estimate a discount/(premium) to median multiples of peer group (30% for EV/Bookings and 2% for EV/EBITDA);
-	Median EV/Bookings and EV/EBITDA multiples of peer group were calculated as at the reporting date;
-	Discounts/(premiums) from the multiples calculated in the first step were applied to estimate our multiples as at the reporting date.
-	Based on the above multiples and our actual number of our earnings and EBITDA during the year, we estimated our enterprise value and, based on the number of outstanding shares as at the reporting date, the starting price of our shares.

These methods provided as at December 31, 2022 the range of the starting share price from US$ 3.58 based on EV/Bookings multiple to US$ 5.68 based on EV/EBITDA multiple.

An average of prices determined by multiples above was used as a starting share price for the warrants model.

1 Starting share price was the market price for valuation as at December 31, 2021. As at December 31, 2022 it was based on the methods disclosed above.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The Company has recognized the following warrant obligation:

		Private
	Public Warrants	Warrants	Total
Balance at August 27, 2021	12,606	19,503	32,109
Fair value adjustment	(2,234)	(7,846)	(10,080)
Balance at December 31, 2021	10,372	11,657	22,029

		Private
	Public Warrants	Warrants	Total
Balance at January 1, 2022	10,372	11,657	22,029
Fair value adjustment	(2,797)	(6,197)	(8,994)
Balance at December 31, 2022	7,575	5,460	13,035

The change in fair value of share warrant obligation is included in the line Change in fair value of share warrant obligation and other financial instruments in the consolidated statement of profit or loss and other comprehensive income.

23.   Other investments

Other investments consist of the following:

	December 31, 2022	December 31, 2021
Other investments - current
1-3 Month T-Bill ETF (BIL) - at fair value through profit or loss	14,818	—
1.5% US treasury notes - at amortized cost	35,547	—
	50,365	—
Other investments - non-current
1.7% federal bonds German Government - at fair value through other comprehensive income	2,969	—
iShares 20+ Year Treasury Bond ETF (TLT) - at fair value through profit or loss	14,934	—
	17,903	—

Debt securities classified as fair value through other comprehensive income, denominated in EUR, have an interest rate of 1.7% and mature in 10 years.

Debt securities classified as amortized cost investments have an interest rate of 1.5% and mature in one to three months.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

24.   Cash

	December 31, 2022	December 31, 2021
Current accounts	86,759	142,787
Bank deposits	15	15
Total	86,774	142,802

Currency	December 31, 2022	December 31, 2021
United States Dollars	68,517	108,884
Euro	17,057	33,297
Russian Ruble	1,078	621
Armenian Dram	26	—
Kazakhstani tenge	96	—
Total	86,774	142,802

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. Therefore, no impairment allowance was recognized as at December 31, 2022 and 2021.

25.   Share capital and reserves

Nature and purpose of reserves

Additional paid-in capital

The additional paid-in capital is used to recognize equity contributions from shareholders due to Transaction and Lightmap Ltd put option, see Note 15 for further details.

Share-based payments

The share-based payments reserve is used to recognize the cost of equity-settled share-based payments provided to employees, including key management personnel and one service provider performing similar functions, as part of their remuneration, see Note 30 for further details of these plans.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations into the presentation currency of these consolidated financial statement as well as revaluation of goodwill as at the reporting date, see consolidated statement of changes in equity.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Share capital

Share capital as at December 31, 2022 and 2021 consisted from the following:

	2021	2021
	Number of shares	US$

Ordinary shares of $0 each	196,523,101	—
	196,523,101	—
Issued and fully paid
Balance at January 1, 2021	20,000	26,659
Balance at December 31, 2021	196,523,101	—

	2022	2022
	Number of shares	US$

Ordinary shares of $0 each	197,092,402	—
	197,092,402	—
Issued and fully paid
Balance at January 1, 2022	196,523,101	—
Balance at December 31, 2022	197,092,402	—

Each issued and outstanding share in the Company was automatically and without any action on the part of the holder thereof, cancelled in exchange for the right to receive one ordinary share of no par value in GDEV Inc. as a result of the Transaction (see Note 30). On August 26, 2021 immediately subsequent to the consummation of the Transaction, there were 196,523,101 GDEV Inc. ordinary shares outstanding.

Dividends

The following dividends were declared and paid by Nexters Global Ltd prior to the Transaction:

	2022	2021	2020
Dividends unpaid as at January 1	—	2,592	84
Dividends declared for year, per share US$ 4,800 (2020: 2,681, 2019: 210)	—	96,000	53,614
Dividends paid	—	(98,562)	(51,683)
Effect of foreign exchange rates	—	(30)	577
Dividends unpaid as at December 31	—	—	2,592

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

26.   Deferred revenue and deferred platform commission fees

Deferred revenue is expected to be recognized over an estimated average playing period of the paying users.

Deferred revenue is associated with the portion of in-game purchases revenue that is recognized over time. The tables below summarize the change in deferred revenue and platform commission fees for the years ended December 31, 2022 and 2021:

2021
Liabilities (Deferred Revenue)
January 1, 2021	294,782
Deferred during the year	428,511
Released to profit or loss (Note 7)	(300,612)
December 31, 2021	422,681
Current portion	294,607
Non-current portion	128,074
Assets (Deferred platform commission fees)
January 1, 2021	89,587
Deferred during the year	114,657
Released to profit or loss	(87,711)
December 31, 2021	116,533

2022
Liabilities (Deferred Revenue)
January 1,2022	422,681

Deferred during the year	330,805
Released to profit or loss	(361,047)

December 31, 2022	392,439

Current portion	295,552
Non-current portion	96,887

Assets (Deferred platform commission fees)
January 1, 2022	116,533

Deferred during the year	87,860
Released to profit or loss	(109,711)

December 31, 2022	94,682

The amount of revenue recognized at a point in time was 98,613 for the year ended December 31, 2022 and 105,982 for the year ended December 31, 2021. The amount of related platform commissions expenses recognized was 19,912 for the year ended December 31, 2022 and 29,518 for the year ended December 31, 2021.

27.   Related party transactions

As at December 31, 2022 the Company’s key shareholders are Andrey Fadeev and Boris Gertsovsky, each owning 20.3%, and Dmitrii Bukhman and Igor Bukhman, each owning 18.9% of the Company’s issued shares.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The transactions and balances with related parties are as follows:

(i)Directors and key management’s remuneration

The remuneration of Directors and other members of key management was as follows:

	2022	2021	2020
Directors' remuneration	1,153	902	338
-short-term employee benefits	944	870	338
-share-based payments	209	32	—
Other members of key management’s remuneration	2,080	2,834	219
-short-term employee benefits	817	1,395	219
-share-based payments	1,263	1,439	—
Total	3,233	3,736	557

(ii)Other operating income

Other operating income is presented below:

	2022	2021	2020
Income from technical support services from Lightmap Ltd to Castcrown Ltd	314	—	—
Income from technical support services from Nexters Armenia LLC to Castcrown Ltd	519	—	—
	833	—	—

(iii)Interest income

	2022	2021	2020
Castcrown Ltd	325	—	—
MX Capital Ltd	1,079	—	—
	1,404	—	—

(iv)Trade and other receivables

	December 31,	December 31,
	2022	2021
Receivable from Castcrown Ltd to Lightmap Ltd	123	—
Receivable from Castcrown Ltd to Nexters Armenia LLC	134	—
	257	—

(v)   Loan receivable

	December 31,	December 31,
	2022	2021
Loan to Castcrown Ltd - net (Note 17)	—	—
Loan to MX Capital Ltd - net (Note 17)	3,317	—
	3,317	—

The amount of ECL in respect of loans receivable from related parties is 28,475 as at December 31, 2022 and is 0 as at December 31, 2021.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

In 2022 the Company acquired from Everix Investments Ltd jointly controlled by Dmitrii Bukhman and Igor Bukhman the 48.8% of the issued share capital of MX Capital Ltd – refer to Note 16 for further details.

28.   List of subsidiaries

Set out below is a list of subsidiaries of the Group. Ownership interest corresponds to voting rights.

	Ownership	Ownership
	Interest	Interest
	December 31,	December 31,
	2022	2021
Name	%	%
Flow Research S.L.	100	100
Nexters Studio LLC	—	100
Nexters Online LLC	—	100
NHW Ltd	100	100
Nexters Global Ltd	100	100
SGBOOST Limited	100	100
Game Positive LLC	—	70
Lightmap Ltd	100	—
Lightmap LLC	—	—
Nexters Studio Armenia LLC	100	—
Nexters Studio Kazakhstan Ltd	100	—

Flow Research S.L.

Flow Research S.L. was incorporated in Barcelona, Spain, on November 10, 2017. The registered office of the company is at CL Fontanella 4, Orihuela Alicante, 03189 Spain. The company’s principal activities are creative design of online games.

Nexters Studio LLC

NX Studio LLC was incorporated in Moscow, the Russian Federation on July 7, 2015. The registered office of the company is Zemlyanoy lane, 50A Building 2, 109028, Moscow. The company’s principal activities are game development. NX Studio LLC was renamed to Nexters Studio LLC in June of 2021. Nexters Studio LLC was sold to the local management on August 18, 2022.

Nexters Online LLC

NX Online LLC was incorporated in Moscow, the Russian Federation on January 29, 2020. The registered office of the company is Zemlyanoy lane, 50A Building 2, 109028, Moscow. The company’s principal activities are technical support for the online gaming. NX Online LLC was renamed to Nexters Online LLC in June of 2021. Nexters Online LLC was sold to the local management on August 18, 2022.

NHW Ltd

On April 5, 2021, Nexters Global Ltd acquired 100% of the voting shares in NHW Ltd, a company registered in accordance with the laws of the Republic of Cyprus, for the total consideration of 24 (€20,000). The consideration was fully paid in cash. The acquisition has been accounted for using the acquisition method. The consolidated financial statements include the results of the company for the nine-month period from the acquisition date in 2021 and the whole year 2022.

NHW Ltd was incorporated in Larnaca, Republic of Cyprus on March 9, 2020. The registered office of the company is Faneromenis, 107, P.C. 6031, Larnaca, Cyprus. The company’s principal activities are publication and testing of program applications.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Nexters Global Ltd

Nexters Global Ltd was incorporated in Larnaca, Republic of Cyprus on November 2, 2009. The registered office of the Company is at Faneromenis 107, 6031, Larnaca, Cyprus. The company’s principal activities are game development and publishing.

SGBOOST Limited

Synergame Investment Ltd was incorporated in Limassol, Republic of Cyprus on September 1, 2021. The registered office of the company is Griva Digeni, 55, P.C. 3101, Limassol, Cyprus. The company’s principal activity are game development as well as the provision of independent developers with expertise and funds needed to launch their games and build successful international businesses. The company was renamed on May 12, 2022 to SGBOOST Limited.

Game Positive LLC

Game Positive LLC was incorporated in Moscow, the Russian Federation on September 27, 2021. The registered office of the company is Spartakovskiy lane, 2, Building 1, 105082, Moscow. The company’s principal activities are game development. Game Positive LLC was sold to the local management on August 18, 2022.

Lightmap Ltd

The group encompasses five legal entities, four of which – Lightmap Ltd, Cubic Games Ltd, Kadexo Ltd, Fellaway Ltd – are incorporated in Cyprus, while the fifth Lightmap LLC is incorporated in Russia. Lightmap Ltd is the owner of intellectual property (IP) rights. Cubic Games Ltd and Kadexo Ltd are the publishers of the games Pixel Gun 3D (“PG3D”) and Block City Wars (“BCW”), respectively. The publishers pay 97% of their revenue in license fees to Lightmap Ltd. Fellaway Ltd is dormant and is in the process of liquidation. Lightmap LLC employs developers and production and support staff. Lightmap Ltd has an investment in another subsidiary entity, Britglow Ltd, which is also liquidated.

Lightmap LLC

Lightmap LLC was incorporated in Rostov-on-Don, the Russian Federation on April 21, 2017. The registered office of the company is Nizhnebulvarnaya str., 8, Building 1, 344022, Rostov-on-Don. The company’s principal activities are game development. Lightmap LLC was sold to the local management on August 31, 2022.

Nexters Studio Armenia LLC

Nexters Studio Armenia LLC was incorporated in Yerevan, Armenia on April 8, 2022. The registered office of the company is Arabkir 23, Yerevan. The company’s principal activities are game development and support.

Nexters Studio Kazakhstan Ltd

Nexters Studio Kazakhstan Ltd was incorporated in Astana, Republic of Kazakhstan on May 5, 2022. The registered office of the company is Dinmuhamed Konaev Street, 14, Astana. The company’s principal activities are game development and support.

29.   Financial instruments - fair values and risk management

A.	Accounting classifications

The following table shows the carrying amounts of financial assets and financial liabilities as at December 31, 2022 and December 31, 2021.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The Company’s trade and other receivables, prepaid tax, indemnification asset and related tax liabilities, cash and cash equivalents, 1.5% treasury notes recorded at amortized cost and trade and other payables approximate their fair value due their short-term nature. Company’s investments, current and non-current (other than the 1.5% treasury notes) are accounted at fair value (either through profit and loss or through OCI). Loans receivable current and non-current are a reasonable approximation of their fair value as they have been impaired to their expected return.

Financial assets are as follows:

Risks

	December 31,	December 31,
	2022	2021
Financial assets at amortized cost
Trade receivables	41,874	41,675
Cash and cash equivalents	86,774	142,802
Loans receivable	3,834	123
Other investments - current	35,547	—
Total	168,029	184,600

	December 31,	December 31,
	2022	2021
Financial assets measured at fair value
Other investments - current - fair value through profit or loss	14,818	—
Other investments - non-current - fair value through other comprehensive income	2,969	—
Other investments - non-current - fair value through profit or loss	14,934	—
Total	32,721	—

Financial liabilities are as follows:

	December 31,	December 31,
	2022	2021
Financial liabilities not measured at fair value
Trade and other payables	30,521	26,573
Total	30,521	26,573

	December 31,	December 31,
	2022	2021
Financial liabilities measured at fair value
Put option liability	27,475	—
Share warrant obligation	13,035	22,029
Other non-current liabilities	577	—
Total	41,087	22,029

B.	Financial risk management

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the Group’s activities.

The Group has exposure to the following risk arising from financial instruments:

(i)	Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the reporting date. The Group’s credit risk arises from Trade and other receivables, Loans receivable and Other investments. As at December 31, 2022 and December 31, 2021 the largest debtor of the Group constituted 41% and 30% of the Group’s Trade and other receivables, respectively, and the 3 largest debtors of the Group constituted 72% and 74% of the Group’s Trade and other receivables respectively.

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

Credit risk related to Other investments is also insignificant due to the fact that they are represented by government bonds and US treasury notes which are rated AAA based on Fitch’s ratings.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31,	December 31,
	2022	2021
Loan receivables	3,834	123
Trade receivables	41,874	41,675
Cash and cash equivalents	86,774	142,802
Other investments - current	50,365	—
Other investments - non-current	17,903	—

Expected credit loss assessment for corporate customers as at December 31, 2022 and December 31, 2021

The Group allocates each exposure a credit risk grade based on data that is determined to be predictive of the risk of loss (including but not limited to external ratings, audited financial statements, management accounts, and cash flows projections) and applying experienced credit judgment.

Loan receivables

Loan receivables are provided to associates and the Company’s employees. The Group considers that both of its loans provided to associates have increased credit risk based on the weak recent performance of associates due to general market conditions. As a result, the specific provisions for ECL were booked in respect of the loans to both associates. The ECL in respect of Loan receivables is 28,475 as at December 31, 2022 and 0 as at December 31, 2021. See Note 11 for the description of the methods used to estimate the ECL.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Trade and other receivables

The ECL allowance in respect of Trade and other receivables is determined on the basis of the lifetime expected credit losses (“LTECL”). The Group uses the credit rating for each of the large debtors where available or makes its own judgment as to the credit quality of its debtors based on their most recent financial reporting or the rating assigned to their country of incorporation. After assigning the credit rating to each of the debtors the Group determines the probability of default (“PD”) and loss given default (“LGD”) based on the data published by the internationally recognized rating agencies. The determined amounts of allowances for ECL for each of the debtors are then adjusted for the forecasted macroeconomic factors, which include the forecasted unemployment rate in each of the countries where the debtors are incorporated and forecasted growth rate of the global gaming market from publicly available sources. The amount of ECL in respect of trade and other receivables is 1,512 as at December 31, 2022 and is 102 as at December 31, 2021.

Cash and cash equivalents

The cash and cash equivalents are held with financial institutions, which are rated CCC- to BBB- based on Fitch’s ratings.

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

The Group monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables over the next 90 days.

Excess cash is invested only in highly liquid triple A rated securities (mainly US treasury notes, bonds and ETFs).

The following are the contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted and include contractual interest payments.

	Carrying	Contractual	3 months	Between	Between
December 31, 2022	amounts	cash flows	or less	3 – 12 months	1 – 5 years
Non-derivative financial liabilities
Lease liabilities	1,187	1,183	309	437	437
Trade and other payables	30,521	30,521	30,521	—	—
	31,708	31,704	30,830	437	437

	Carrying	Contractual	3 months	Between 3‑12	Between 1‑5
December 31, 2022	amounts	cash flows	or less	months	years
Derivative financial liabilities
Share warrant obligation	13,035	—	—	—	13,035
Put option liability	27,475	—	—	—	27,475
	40,510	—	—	—	40,510

	Carrying	Contractual	3 months	Between	Between
December 31, 2021	amounts	cash flows	or less	3 – 12 months	1 – 5 years
Non-derivative financial liabilities
Lease liabilities	1,934	1,942	313	453	1,176
Trade and other payables	26,573	26,573	26,573	—	—
	28,507	28,515	26,886	453	1,176

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

	Carrying	Contractual	3 months	Between 3‑12	Between 1‑5
December 31, 2021	amounts	cash flows	or less	months	years
Derivative financial liabilities
Share warrant obligation	22,029	—	—	—	22,029
	22,029	—	—	—	22,029

(iii)   Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and/or equity prices will affect the Group's income or the value of its financial instruments. The Company is not exposed to any equity risk.

The objective of the market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

a.	Currency risk

Currency risk is the risk that the values of and cash flows associated with financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company's functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Euro, the Russian Ruble, Armenian Dram and Kazakhstani Tenge. The Group's management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.

The Group’s exposure to foreign currency risk was as follows:

December 31, 2022	Euro	Russian Ruble	Armenian Dram	Kazakhstani Tenge
Assets
Loans receivable	476	—	39	—
Trade and other receivables	9,411	—	—	—
Cash and cash equivalents	17,057	1,078	26	95
	26,944	1,078	65	95
Liabilities
Lease liabilities	(1,053)	—	(134)	—
Trade and other payables	(8,017)	—	(614)	(33)
	(9,070)	—	(748)	(33)
Net exposure	17,874	1,078	(683)	62

December 31, 2021	Euro	Russian Ruble
Assets
Loans receivable	123	—
Trade and other receivables	9,493	3,571
Cash and cash equivalents	33,297	621
	42,913	4,192
Liabilities
Lease liabilities	(1,795)	(139)
Trade and other payables	(4,701)	(1,092)
	(6,496)	(1,231)
Net exposure	36,417	2,961

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Sensitivity analysis

A reasonably possible 10% strengthening or weakening of the United States Dollar against the following currencies as at December 31, 2022 and December 31, 2021 would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Strengthening of US$	Weakening of US$ by
December 31, 2022	by 10%	10%
Euro	(1,787)	1,787
Russian Ruble	(108)	108
Armenian Dram	68	(68)
Kazakhstani Tenge	(6)	6
	(1,833)	1,833

	Strengthening of US$	Weakening of US$
December 31, 2021	by 10%	by 10%
Euro	(3,642)	3,642
Russian Ruble	(296)	296
	(3,938)	3,938

b.	Interest risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates is minimal as it does not have long-term debt obligations with floating interest rates or material fixed-rate debt instruments carried at fair value.

C.Measurement of fair values

There were no transfers from Level 2 to Level 1 in 2020 and 2021, the only transfer occurred in 2022 for the valuation of Public warrants which were valued using Level 3 inputs (versus Level 1 in 2021) after the Company’s securities were suspended for trading.

The following table shows a reconciliation from the opening balances to the closing balances for financial liabilities based on Level 3 fair values.

	Share warrant	Put option	Other non-
	obligation	liability	current
	(Note 4)	(Note 4)	liabilities
Balance at January 1, 2021 (August, 2021 for Share warrant obligation)	32,109	—	—

Change in fair value of share warrant obligation and other financial instruments included in profit or loss

Net change in fair value	(10,080)	—	—
Balance at December 31, 2021	22,029	—	—

Balance at January 1, 2022	22,029	—	—
Initial recognition	—	23,309	2,555

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Change in fair value of share warrant obligation and other financial instruments included in profit or loss

Net change in fair value	(8,994)	3,800	(1,978)
Gain included in finance cost
Net change in fair value	—	366	—
Balance at December 31, 2022	13,035	27,475	577

The following table shows a reconciliation from the opening balances to the closing balances for financial assets based on Level 3 fair values.

Other
non-current
current assets
Balance at January 1, 2022
Purchases	4,422
Net change in fair value	(4,422)
Balance at December 31, 2022	—

30.   Share-based payments

In 2016 the Company adopted a Long-Term Incentive Plan (“LTIP”). Under the LTIP key employees and deemed employees (individuals providing similar personal services) rendered services to the Group in exchange for share options (further referred to as “options”). Within the LTIP several tranches of share options for Nexters Global’s Class A shares and Class B shares were issued as stated below.

In addition to the LTIP, in November 2021 the Company approved its 2021 Employee Stock Option Plan (the “ESOP”). Under the ESOP, key staff employed by the Group and our independent non-executive directors have rendered services in exchange for equity instruments.

The Company granted a number of stock options under the ESOP, including:

●	Newly granted stock options (see section Stock options granted in 2021 further below);
●	Stock options, which represent modification of the outstanding options (see Modified complex options further below).

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The common condition for both of these stock option types is that they have service condition. The Group’s management believes that all employees, which received share-based compensation will continue to contribute to the Group’s projects and/or be employed by the Group during the respective vesting periods. Below is the descriptions of the options granted:

		No. of options	Vesting	Vesting
Type of options	Grant Date	outstanding	period	conditions
ESOP options	November 2021, depending on the employee	2,330,000*	2021 – 2026	Service condition
LTIP - Modified Class B complex vesting options	January 1, 2019	4,267,454*	2022-2026	Service condition, non-market performance condition
LTIP - Modified complex conditional upon listing	November 18, 2020	20,000*	2021	Service condition, non-market performance condition
Total share options granted as at December 31, 2022		6,617,454	—	—
*	Options granted refer to GDEV Inc. shares

We classified these share-based payment transactions as equity-settled whereby the Group receives services in exchange for its own equity instruments. We recorded share-based payments expense in general and administrative expenses, game operation cost and selling and marketing expenses of our consolidated statement of profit or loss and other comprehensive income.

The table below summarizes the share-based payments expense for years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Class B complex vesting	702	216	2,146
Complex conditional upon listing	—	930	130
Employee stock option plan	3,049	2,615	—
Total recorded expenses	3,751	3,761	2,276
therein recognized:
within Game operation cost	121	234	1,073
within Selling and marketing expenses	242	467	—
within General and administrative expenses	3,388	3,060	1,203

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

In relation to the share-based payment expense for the year ended December 31, 2020 we recognized the increase in Other reserves of 2,159 as it corresponds to the equity settled portion of the share options and the increase of 117 in liabilities as it corresponds to non-share-based cash alternative of the share options. We also recognized the increase of 1,148 in liabilities as it corresponds to the dividends protection feature of the share options, which was reflected directly in equity.

In relation to the share-based payment expense for the year ended December 31, 2021 we recognized the increase in Other reserves of 3,079 as it corresponds to the equity settled portion of the share options and the increase of 682 in liabilities as it corresponds to non-share-based cash alternative of the share options.

In relation to the share-based payment expense for the year ended December 31, 2022 we recognized the increase in Other reserves of 3,751 as it corresponds to the equity settled portion of the share options.

The table below summarizes the number of outstanding share options at the beginning and the end of 2021 and 2022:

	Employee	Class B complex	Class B complex	Complex
	stock	vesting - related to	vesting - related to	conditional upon
	option	Nexters Global Ltd	GDEV Inc.	listing - related to
	plan	shares	shares	GDEV Inc. shares
Outstanding at the beginning of 2021 (units)	—	500	—	100,000
Granted during the period (units)	2,330,000	—	—	0
Modification of options (units)	—	(500)	4,414,608	—
Exercised and forfeited during the period (units)	—	—	—	(80,000)
Outstanding at the end of 2021 (units)	2,330,000	—	4,414,608	20,000
Forfeited	—	—	(147,154)	—
Outstanding at the end of 2022 (units)	2,330,000	—	4,267,454	20,000

During 2022 147,154 Modified Class B complex vesting options (units) were forfeited.

Stock options granted in 2021 (ESOP options)

The ESOP stock options have only the service condition.

We have estimated the fair value of granted awards using Black-Scholes-Merton pricing model taking into account the terms and conditions on which the options were granted.

The following table presents fair value per one option and related assumptions used to estimate the fair value at the grant date:

Evaluation date (grant date)	November 16-30, 2021
Vesting period	60-90 months, depending on the employee
Share market price, US$	From 7.86 to 8.71
Strike (exercise) price, US$	0 or 10 depending on the grant
Expected volatility	36.15-37.88%
Dividend yield	0.0%
Risk-free interest rate	1.18-1.27%
Average grant-date FV of one option, US$	3.57

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Modified complex options

Under the LTIP adopted in 2016, the Company granted Class B share options on January 1, 2019 with a service condition and a performance-based non-market vesting condition (net income thresholds per management accounts). The contractual term of the options was ten years. The fair value of granted awards was calculated as fair value of 100% share capital of the Company (Equity Value – “EV”) at the grant date adjusted for the discount for lack of marketability (DLOM) and multiplied by the respective share of ownership of the respective tranche. The EV was estimated based on comparable companies’ EV/OCI multiples. Monte-Carlo Simulation method was used for the probability determination, based on which the judgment about the recognition was made.

For the purposes of the valuation each performance condition threshold was treated as a separate option with a separate valuation of the vesting period.

The following table presents fair value of options and related parameters used to estimate the fair value of our options at the grant date and probability of vesting:

Evaluation date (grant date)	January 1, 2019
Equity value, US$ mln	132
Expected volatility	41.00%
Dividend yield	6.80%
Proxy net income indicator	0.041201
Discount for Lack of Marketability*	8.40%
Total FV for 1,300 complex options**	7,856.12

*- applied to the result of fair value estimation.

**- total FV of 1,300 complex options related to Nexters Global shares that in November of 2021 were modified into 4,414,608 complex options related to the shares in GDEV Inc.

Strike price for the above-mentioned option at the beginning of 2021 was US$ 0.00

As part of the new ESOP, the Company modified the complex options in November 2021. Under the modified program for a portion of the options the non-market performance condition was eliminated and they include only the service condition. For the remaining options the performance conditions were modified such that only the non-market performance targets were modified. The Company considered the modification to be beneficial to the recipients.

As at December 31, 2022 management reviewed the assessment of future achievement of non-market performance targets and the remaining grant-date fair value was applied to the revised number of share options.

Complex conditional upon listing

Under the LTIP share options in the entity surviving the Transaction were granted to one employee on November 18, 2020 with a service condition and a series of performance-based non-market vesting conditions related to the listing. The contractual term of the options is 2 years. Since the agreement contains a clause that grants an employee the discretion of receiving cash consideration or options we treat the following agreement as a compound financial instrument that includes both a liability and an equity component.

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The table below summarizes the expenses recognized in relation to the above-mentioned options:

	2022	2021	2020
Expenses in relation to fulfilled condition	—	930	130
Total recorded expenses	—	930	130

Share listing expense

Merger of Nexters Global Ltd, GDEV Inc. and Kismet Acquisition One Corp

On August 26, 2021 the Company successfully consummated the merger with Kismet Acquisition One Corp. (“Kismet”, a Special Purpose Acquisition Company (“SPAC”)), which was announced on February 1, 2021. The Company treated the Transaction as a capital transaction equivalent to the issue of shares of the Company in exchange for the net monetary assets of Kismet and its listing status. The Transaction did not constitute a business combination as defined under IFRS 3 Business Combinations, as Kismet was a non-operating entity that does not meet the definition of a business under IFRS 3, given that it consisted predominantly of cash in the Trust Account.

As at the Closing Date, the following transactions occurred pursuant to the terms of the Business Combination Agreement (the “Transaction”):

●	the merger of Kismet into GDEV Inc., with GDEV Inc. surviving the merger and the security holders of Kismet (other than security holders of Kismet who elected to redeem their Kismet ordinary shares) becoming security holders of GDEV Inc. (the “Merger”),
●	the acquisition, in a common control transaction by GDEV Inc., of all the issued and outstanding share capital of Nexters Global from the holders of Nexters Global’s share capital for a combination of cash and GDEV Inc. ordinary shares, such that Nexters Global became a direct wholly owned subsidiary of GDEV Inc. (the “Share Acquisition”).

Prior to the Merger, a total of 21,811,242 Kismet ordinary shares were redeemed for a value of 218,190, resulting in a total of 3,188,758 Kismet’s public ordinary shares remaining issued and outstanding as at the time of the Merger.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Under the Business Combination Agreement, in consideration for the purchase of Nexters Global’s share capital in the Share Acquisition, GDEV Inc.:

●	paid to the shareholders of Nexters Global cash in an aggregate amount of 61,804, which consisted of 57,122 paid upon consummation of the Transaction and 4,682 paid in December 2021 in accordance with Section 2.3(a)(ii) “Determination of the Initial Cash Consideration” of the Business Combination Agreement filed with SEC as a part of a registration statement on Form F-4;
●	issued to the shareholders of Nexters Global a total of 176,584,343 GDEV Inc. ordinary shares; and
●	will issue to the former shareholders of Nexters Global 20,000,000 Deferred Exchange Shares, subject to certain conditions being met.

The cash acquired by the Group in the Transaction (after all transaction related expenses) amounted to 119,659.

On January 31, 2021, Kismet, GDEV Inc. and Kismet Sponsor Limited, a British Virgin Islands business company (the “Sponsor”) entered into an amended and restated Forward Purchase Agreement (the “A&R Forward Purchase Agreement”). The A&R Forward Purchase Agreement amended the Forward Purchase Agreement, dated August 5, 2020, between Kismet and the Sponsor by, among other things, increasing the Sponsor’s purchase commitment thereunder from US$ 20 million to US$ 50 million and replacing the Sponsor’s commitment to acquire Kismet’s units with a commitment to acquire 5,000,000 GDEV Inc. ordinary shares and 1,000,000 GDEV Inc. public warrants in a private placement which occurred after the Merger and prior to the Share Acquisition.

On July 16, 2021, Kismet, Nexters Global Ltd and the Sponsor entered into separate subscription agreements (each as amended, restated or supplemented from time to time, a “PIPE Subscription Agreement”) with certain institutional investors that are not “U.S. persons” as defined in Regulation S under the Securities Act and with whom the Sponsor had prior business relationships (each, a “PIPE Investor”), pursuant to which the PIPE Investors agreed to subscribe for and purchase an aggregate of 5,000,000 GDEV Inc. ordinary shares for a purchase price of US$ 10.00 per share for an aggregate commitment of US$ 50 million in a private placements outside the United States in reliance on Regulation S under the Securities Act (the “PIPE”). The PIPE was consummated concurrently with the closing of the Transaction.

As at the Closing Date, immediately subsequent to the consummation of the Transaction, there were 196,523,101 GDEV Inc. ordinary shares outstanding. Additionally, there were 20,250,000 GDEV Inc. warrants outstanding, each of which entitle the holder to purchase one GDEV Inc. ordinary share at an exercise price of US$ 11.50 per share. Furthermore, options to purchase 120,000 GDEV Inc. ordinary shares at an exercise price of US$ 10.00 per share were held by three of Kismet’s independent directors, which options vested upon the consummation of the Transaction.

The following table sets forth information regarding the shareholdings of GDEV Inc. ordinary shares as at the Closing Date immediately subsequent to the consummation of the Transaction, based on the actual number of shares held and outstanding.

	Number of	Percentage of
	Ordinary Shares	Ordinary Shares
Kismet’s public shareholders	3,188,758	1.6%
Sponsor	11,750,000	6.0%
Nexters Global shareholders	176,584,343	89.9%
PIPE investors	5,000,000	2.5%
Total	196,523,101	100%

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The consideration for the acquisition of Kismet was determined using the fair values of the Company´s ordinary shares and public and private warrants as at August 27, 2021. The net assets of Kismet had a fair value upon closing of 87,277. The excess of the fair value of the equity instruments issued over the fair value of the identified net assets of Kismet acquired in the Transaction in the amount of 125,438, represents a non-recurring non-cash expense in accordance with IFRS 2. It is recognized as Share listing expense presented as part of the financial result within the consolidated statement of profit or loss and other comprehensive income. The difference of 3,079 between the amount of Share listing expense and the amount of 128,517 presented in the consolidated statement of changes in equity corresponds to the equity settled portion of the share options (see Note 30 above).

Details of the calculation of the Share listing expense are as follows:

	Number of Shares	Amount
Kismet's existing public shareholders	3,188,758
Sponsor	11,750,000
PIPE investors	5,000,000
Total GDEV Inc. Shares issued to Kismet shareholders	19,938,758
Market value per share at August 27, 2021	US$ 10.6684
Fair value of shares issued		212,715
Net assets of Kismet at August 27, 2021		111,286
Effect of accounting for fair value of warrants		(24,009)
Net assets of Kismet at August 27, 2021 including effect of fair value of warrants[2]		87,277
Difference - being IFRS 2 charge for listing services		125,438

Effect of accounting for fair value of warrants represents the difference in fair values between Kismet warrants as at the date of the Transaction of 8,100 and GDEV Inc. warrants at the same date of 32,109 (see Note 22).

31.   Commitments and contingencies

Taxation

Although we generally are not responsible for indirect taxes (VAT and withholding sales taxes) generated on games accessed and operated through third-party platforms, we are responsible for collecting and remitting applicable sales, value added, use or similar taxes for revenue generated on games accessed and operated on our own platforms and/or in countries where the law requires the game publishers to pay such taxes even if games are made available for users through third-party platforms. Furthermore, an increasing number of U.S. states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. This is also the case in respect of the European Union, where value added taxes or digital services taxes were or may be imposed on companies making digital sales to consumers within the European Union. In addition, as taxation of IT industries is rapidly developing there is a risk that various tax authorities may interpret certain agreements or tax payment arrangements differently than the Company (including identification of the taxpayer and determination of the tax residency).

We believe that these consolidated financial statements reflect our best estimate of tax liabilities and uncertain tax positions, which are appropriately accounted for and/or disclosed in these consolidated financial statements. In respect of the above risks, we consider them to be reasonably possible of being materialised, however, the potential financial effects thereof cannot be presently reliably estimated.

2 Includes the effects of i) US GAAP to IFRS conversion adjustment and ii) effect of difference in fair values between Kismet warrants and GDEV Inc. warrants.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

32.   Russian Geopolitical and Economic Risks

As a result of the military actions in Ukraine, a number of governments, including those of the United States, United Kingdom and European Union, imposed unprecedented sanctions on specified persons and entities in Russia. While the situation remains highly fluid and additional sanctions are possible, neither we, nor any of our subsidiaries are currently subject to any sanctions that have been imposed. Nevertheless, as result of the ongoing conflict in Ukraine, many U.S. and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, tech, travel and logistics, manufacturing and others, have indefinitely suspended their operations and paused all commercial activities in Russia and Belarus. For example, Apple and Google, two of the primary platforms that distribute our games, have suspended their respective digital wallet and mobile payment services, Apple Pay and Google Pay, in relation to credit cards issued by Russian financial institutions that are the subject of sanctions. Players who access our games via these platforms in Russia may therefore be disconnected from the primary means to make in-game purchases. Based on our current geographical distribution of Bookings, management believes that the latest geopolitical developments will have certain residual negative effects on GDEV Inc.’s future financial performance, limited to the share of Bookings deriving from the markets of the former Soviet Union (FSU), which stood at 11% of our total Bookings for 2022 and which, as a percentage of our total Bookings, has been declining over the past few years. The exact effects cannot currently be reliably estimated due to the constantly changing environment.

Our board of directors determined that it is in the best interests of the Company, our player community and our investors to eliminate – to the maximum extent possible within the Company’s control – our exposure to country risks related to Russia. To this end, in 2022 we disposed of our Russian subsidiaries, relocated or laid-off all employees in Russia, and moved all our former Russian business operations to other countries and discontinued offering of our games through Russian social networks however players form Russia continue accessing our games through other platforms.

We do not expect these measures to have a material impact on the Company, as none of the divested subsidiaries represented a material revenue-generating asset. The divestment has no effect on the Company’s ability to continue to offer its full suite of games through its primary third-party platforms which are not based in Russia: Apple, Facebook, Google, Xsolla and Huawei. We have recorded losses on disposal in respect of our divestment of our (former) Russian based subsidiaries in the amount of 4,969. For further details please refer to Note 8.

Additionally, the Company has incurred additional expenses as a consequence of the Russian military conflict in Ukraine. For example, we have incurred costs related to the relocation of critical personnel from Russia, Ukraine and Belarus to Cyprus, Armenia, Kazakhstan and certain other “safe-harbor” countries. Furthermore, prior to the disposition of our Russian-based subsidiaries, we supplemented the compensation paid to our employees located in Russia with additional amounts designed to safeguard these employees against the devaluation of the Russian Ruble and high inflation of consumer prices in Russia that was seen since March of 2022. As of the date of these financial statements, we have largely completed the relocation program and therefore do not expect any impact of the relocation expenses in 2023 and beyond, though we expect a certain increase in labor costs per employee starting from 2022 and going forward resulting from our policy of providing salary increases and various compensations on an ongoing basis to our employees to support them during the relocation process and to assist them with settling in their new locations.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

33.   Events after the reporting period

Liquidation of Russian subsidiaries of the Company’s associates

Subsequent to December 31, 2022, the management of the Group’s equity-accounted associate, Castcrown Ltd, applied for the liquidation of its Russian subsidiaries (Kaktus LLC and Primeforce LLC) – the companies are liquidated as at the date of these consolidated financial statements.

The Group´s management does not expect significant impact from these liquidations on its consolidated financial statements, as the companies’ revenues were intragroup, and most employees were relocated to the other companies of the group.

A Russian subsidiary of MX Capital Ltd, Rocket Jump LLC, is also in the liquidation process as at the date of the approval of these consolidated financial statements for issue. The Group´s management does not expect a significant impact from this liquidation on its consolidated financial statements, as this company’s revenue was intercompany, and most employees will be relocated to the other companies of the group.