Form 20-F
period 2023-12-31
GDEV Inc.
filed 2024-04-29
CIK 1848739

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Andrey Fadeev

Chief Executive Officer

GDEV Inc.

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35725580040

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	GDEV	The Nasdaq Global Market
Warrants	GDEVW	The Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report:             197,641,407             ordinary shares.

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

☐ Large accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer	☒ Emerging growth company

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

ii

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

“BVI” means British Virgin Islands.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“cohort” means a group of users or players who share common characteristics. In the context of user cohort analysis, it is usually used in respect of the group of players with a similar acquisition date.

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

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Kismet” means, prior to the Transactions, Kismet Acquisition One Corp, a company incorporated under the laws of the British Virgin Islands.

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

“SEC” means the U.S. Securities Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Sponsor” means Kismet Sponsor Limited, a British Virgin Islands business company.

“Transactions” means the transactions contemplated by the Business Combination Agreement, including, unless the context otherwise requires, the PIPE subscription financing.

“Warrant Agreement” means the warrant agreement governing GDEV’s outstanding warrants, comprising the warrant agreement, dated as of August 5, 2020, between Kismet and Continental Stock Transfer & Trust Company and the assignment, assumption and amendment agreement, dated as of August 25, 2021, by and among Kismet, the Issuer and Continental Stock Transfer & Trust Company.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IFRS”). We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

KEY PERFORMANCE METRICS

Throughout this Annual Report, we provide a number of key performance metrics used by our management to manage our business. Our key performance metrics include the following:

●	“Daily Active Users,” or “DAUs,” defined as the number of individuals who played one of the Company’s games during a particular day.
●	“Monthly Active Users,” or “MAUs,” defined as the number of individuals who played a particular game in a calendar month.
●	“Monthly Paying Users,” or “MPUs,” defined as the number of individuals who made a purchase of a virtual item at least once on a particular platform in a calendar month.
●	“Monthly Payer Conversion,” defined as the total number of MPUs, divided by the number of MAUs.
●	“Average Bookings Per Paying User,” or “ABPPU,” defined as the Company’s total Bookings attributable to in-game purchases in a given period, divided by the number of months in that period, divided by the average number of MPUs during the period.
●	“Bookings,” defined as sales contracts generated from in-game purchases and advertising in a given period.

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

Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this Annual Report are based our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions. Many factors could cause actual results or performance to be materially different from those expressed or implied by the forward-looking statements in this Annual Report, including among other things:

●	our ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities;
●	our ability to enhance our product offering and monetization techniques to achieve significant customer lifetime value;
●	our ability to improve and expand available traffic channels as well as open and utilize new ones to effectively acquire paying users;
●	changes in general economic or political conditions in the countries or regions in which we operate;
●	changes, conditions or effects that generally affect the mobile game industry;
●	our potential inability to achieve our projected Bookings growth and build the scale of our platform;
●	our potential inability to maintain our current revenue stream and our relationships with players and advertisers;
●	our potential inability to execute our M&A strategy;
●	the enforceability of our intellectual property and protection of our proprietary information;
●	the risk to our business, operations and plans if internal processes and information technology systems are not properly maintained and risks associated with our operational reliance on third parties, including third-party platforms and infrastructure;
●	the risk to our business, operations and plans from cyber-attacks or other privacy or data security incidents;
●	the ability to maintain the listing of our securities on a recognized securities exchange;
●	changes in the competitive and regulated industries in which we operate, variations in operating performance across competitors, changes in laws and regulations (including data privacy, cybersecurity and tax laws and regulations) affecting our business and changes in our capital structure;
●	the risk of downturns and a changing regulatory landscape in the highly competitive industry in which we operate;

●	the effect of global epidemics and contagious disease outbreaks, including COVID-19, and public perception thereof;
●	volatility in the price of our securities, including as a result of sales of substantial number of shares into the public market by holders of our securities; and
●	the other matters described in the section titled “Item 3. Key Information—D. Risk Factors.”

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

If our platform providers do not perform their obligations in accordance with our platform agreements, we could be adversely impacted. For example, in the past, some of these platform providers have been unavailable for short periods of time, unexpectedly changed their terms and conditions, or experienced issues with their features that permit our players to purchase virtual items. Additionally, we rely on Xsolla, a third-party online payment service provider, to process any payments generated on games accessed and operated on our own proprietary platform. If this third-party service provider is unable to process payments, even for a short period of time, our business would be harmed. These platforms and our third-party online payment service provider may also experience security breaches or other issues with their functionalities, which could expose us to data breaches and could result in negative publicity, loss of customer confidence, fines from regulators and exposure to litigation. In addition, if we do not adhere to the terms and conditions of our platform providers, the platform providers may take actions to limit the operations of, suspend or remove our games from the platform, and/or we may be exposed to liability or litigation. For example, in August 2020, Epic Games, Inc., or Epic Games, attempted to bypass Apple and Google’s payment systems for in-game purchases with an update that allowed users to make purchases directly through Epic Games in its game, Fortnite. Apple and Google promptly removed Fortnite from their respective app stores, and Apple filed a lawsuit seeking injunctive relief to block the use of Epic Games’ payment system and seeking monetary damages to recover funds made while the updated version of Fortnite was active. In September 2021, a court ruled that Apple must provide other payment options for in-app game purchases within a certain time, however, Apple is not required to allow Fortnite back on its app store. On appeal by both parties, the Ninth Circuit in April 2023 upheld the lower court’s ruling, and the Supreme Court declined to hear a further appeal by both parties of the Ninth Circuit’s ruling.

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

In-game purchases involve discretionary spending on the part of consumers. Consumers are generally more willing to make discretionary purchases, including purchases of games and services like ours, during periods in which favorable economic conditions prevail. As a result, our games may be sensitive to general economic conditions and economic cycles. Difficult economic conditions in the markets in which we compete or seek to expand, such as decreases in per capita income and level of disposable income driven by increases in inflation, energy costs, income (and other) taxes and the cost of living, increased and prolonged unemployment or a decline in consumer confidence, in each case, as a result of worldwide or regional recession, the COVID-19 pandemic, the ongoing Russia-Ukraine conflict and conflicts in the Middle East or other geopolitical tension, political instability or other country-specific factors, or other economic disruptions, could have a material adverse effect on the demand for our games. For example, under difficult economic conditions, consumers may seek to reduce discretionary spending by foregoing entertainment activities such as the playing of our games and incurring costs related to in-game purchases.

In fact, 2022 was the first year over the past decade when the worldwide gaming revenue decreased year-over-year, with a 5.1% decrease of the total gaming market in 2022 as compared with 2021, according to Newzoo. In 2023, the worldwide gaming market remained at the depressed levels of 2022, with revenues in 2023 increasing only marginally, by 0.6%, compared to 2022. While one of the key reasons for the negative market dynamics since 2022 was, we believe, a result of the easing of the COVID-19 restrictions, which brought consumers’ spending in online games back to historical normal levels in 2022 as compared with the earlier years impacted by the COVID-19 pandemic, we also attribute part of the decrease to more difficult economic conditions brought on by inflation, which limited consumers’ disposable income, as well as the increasing complexity of targeting players. Correlating with the general negative development in the gaming market, during 2022, the Company’s Bookings declined by 20% compared to 2021, with the significant reduction in our marketing spend in 2022 contributing to that decline. In 2023, the Company’s Bookings continued to exhibit a downward trend, decreasing by 6% compared to 2022. Furthermore, MPUs for Hero Wars for 2022 decreased by 24% compared to 2021, remaining at the same level in 2022.

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

Our business is primarily dependent on the success of a single core game offering, Hero Wars, and on our ability to consistently enhance and improve it, as well as our other games that achieve popularity. Historically, we have depended on Hero Wars for a majority of our revenues, and we expect that this dependency will continue for the foreseeable future. For the years ended December 31, 2023, 2022 and 2021, Hero Wars generated 90%, 96% and 99%, respectively, of our revenues for each period. For a game to remain popular and to retain players, we must constantly enhance, expand and upgrade the game with new features, offers, and content that players find attractive. As a result, each of our games require significant product development, marketing and other resources to develop, launch and sustain popularity through regular upgrades, expansions and new content, and such costs on average have increased over time. Even with these investments, we may experience sudden declines in the popularity of Hero Wars or any of our other games and fluctuations in the number of daily average users and monthly average users.

A small percentage of total users have generated a majority of our revenues, and we may be unable to attract new paying or retain existing paying users and maintain their spending levels.

Revenues of free-to-play games typically rely on a small percentage of players who spend moderate or large amounts of money in games to receive special advantages, levels, access and other features, offers, or content. The vast majority of users play free of charge or only occasionally spend money in games. As a result, compared to all users who play our games in any period, only a small percentage of such users were paying users. For example, for the year ended December 31, 2023, our Monthly Payer Conversion was 3.3%. In addition, a large percentage of our revenues comes from a small subset of these paying users. For example, for the year ended December 31, 2023, 163 thousand high paying users, which we define as the top 10% by Bookings of our total number of the annual paying users, generated 86% of our Bookings, while for the year ended December 31, 2022, 126 thousand high paying users generated 87% of our Bookings. Because many users do not generate revenues, and each paying user does not generate an equal amount of revenues, it is particularly important for us to retain the small percentage of paying users and to maintain or increase their spending levels. There can be no assurance that we will be able to continue to retain paying users or that paying users will maintain or increase their spending. If we fail to attract and retain a significant number of new and existing players to our games or if we experience a reduction in the number of players of our most popular games or any other adverse developments relating to our most popular games occur, our market share and reputation could be harmed and there could be a material adverse effect on our business, financial condition and results of operations. It is possible that we could lose more paying users than we gain in the future, which would cause a decrease in the monetization of our games and could have a material adverse effect on our business, financial condition and results of operations.

We invest in new user acquisition and rely on monetization strategies to convert users to paying users, retain our existing paying users and maintain or increase the spending levels of our paying users. After significantly reducing our marketing budget in 2022 in response to a decline in the effectiveness of our marketing spend due to market conditions in the gaming industry in that year, we considerably increased our marketing investments in 2023, to which we attribute the growth in our Monthly Paying Users in 2023. If our investments on new user acquisition and monetization strategies do not succeed in producing the desired results, we may fail to attract, retain or monetize users and may experience a decrease in spending levels of existing paying users, any of which would result in lower revenues for our games and could have a material adverse effect on our business, financial condition and results of operations.

We believe that the key factors in attracting and retaining paying users include our ability to enhance existing games and game experiences in ways that are specifically appealing to paying users. These abilities are subject to various uncertainties, including but not limited to:

●	general market conditions affecting our industry;
●	our ability to provide an enhanced experience for paying users without adversely affecting the gameplay experience for non-paying users;
●	our ability to continually anticipate and respond to changing user interests and preferences generally and to changes in the gaming industry;
●	our ability to timely and adequately react in case of general rise of user discontent with our games or any of their existing or new features, including any coordinated actions by paying users;
●	our ability to compete successfully against a large and growing number of industry participants with essentially no barriers to entry;
●	our ability to hire, integrate and retain skilled personnel;
●	our ability to increase penetration in, and enter into new markets;
●	our ability to improve and expand available traffic channels;
●	our ability to achieve a positive return on our user acquisition and other marketing investments and to drive organic growth; and
●	our ability to minimize and quickly resolve bugs or outages.

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

Our games are available to players free of charge, and we generate the majority of our revenues from the sale of virtual items when players make voluntary in-game purchases. For example, in each of the years ended December 31, 2023, 2022 and 2021, we derived 93.5%, 95.8% and 93.7%, respectively, of our revenues from in-game purchases.

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

Additionally, internet-connected devices and operating systems controlled by third parties increasingly contain features that allow device users to disable functionality that allows for the delivery of advertising on their devices, including through Apple’s Identifier for Advertising, or IDFA, or Google’s Advertising ID for Android devices, or AAID. Device and browser manufacturers may include or expand these features as part of their standard device specifications. For example, since April 2021, Apples’s iOS requires app users to opt-in before their IDFA can be accessed by an app. Further changes could include the removal of such mobile advertising IDs from operating systems altogether. As a consequence, the ability of advertisers to accurately target and measure their advertising campaigns at the user level has become and may continue to be significantly limited and developers have experienced and may continue to experience a significant increase in costs. If players elect to not opt-in once these changes are in effect, if they utilize the current opt-out mechanisms in greater numbers, or if mobile advertising IDs are phased out, our ability to deliver effective advertisements would suffer, which has adversely affected and could continue to adversely affect our revenues from in-game advertising. Furthermore, our ability to efficiently target users is impacted, which has led and could continue to lead to less efficient user acquisition and make it more difficult for us to attract paying users, which could cause our business, financial condition or results of operations to suffer.

Our inability to complete acquisitions and integrate any acquired businesses successfully could limit our growth or disrupt our plans and operations.

We believe that acquisitions may be one of the sources of growth in the future. Our ability to succeed in implementing our strategy will depend to some degree upon our ability to identify quality games and businesses and complete commercially viable acquisitions. We can provide no assurance that acquisition opportunities will be available on acceptable terms or at all, or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. In some cases, the costs of such acquisitions may be substantial and there is no assurance that the time and resources expended in pursuing a particular acquisition will result in a completed transaction, or that any completed transaction will ultimately be successful. Furthermore, our ability to successfully grow through these types of transactions also depends upon our ability to identify, negotiate, complete and integrate suitable target businesses, technologies and products and to obtain any necessary financing, and is subject to numerous risks, including:

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

In addition, the expected cost synergies associated with such acquisitions may not be fully realized in the anticipated amounts or within the contemplated timeframes, which could result in increased costs and have an adverse effect on our prospects, results of operations, cash flows and financial condition. Moreover, in order to successfully integrate any acquired companies’ operations into ours, we will need to align their accounting, corporate governance and other policies with our own internal structures, consistent with those of a public company. We would expect to incur incremental costs and capital expenditures related to integration activities. Acquisition transactions may also disrupt our ongoing business, as the integration of acquisitions would require significant time and focus from management and might delay the achievement of our strategic objectives. Furthermore, if we are unable to identify or adequately assess the quality of potential new projects or properly manage the cost of our investments, or if our investments do not prove to be successful due to various reasons outside of our control (including without limitation, due to market conditions, actions of our counterparties or regulatory requirements), we may not realize the expected benefit, incur increased costs or suffer reputational damage, which may lead to a material adverse effect on our business, financial condition and result of operations.

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

Furthermore, we may target or maintain a non-controlling interest in companies as part of our acquisition strategy. For example, in 2022 we acquired non-controlling stakes in RJ Games (the publisher of Puzzle Breakers, a puzzle RPG) and Royal Ark (the publisher of the survival RPG titles Dawn of Zombies and Shelter War). Acquisitions of interests in companies in which we share or have no control, and the dilution of our interests in or a further reduction of our control of companies, will involve additional risks that could cause the performance of our interests and our operating results to suffer, including:

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

Developing or acquiring new games that achieve broad popularity is vital to our continued growth and success. In 2021, we launched two new titles, Chibi Island and Island Questaway; in 2022, we invested in developing titles, Puzzle Breakers, Dawn of Zombies and Shelter War; and in 2023, we globally released Island Hoppers following the successful completion of its soft launch under its former title, Island Questaway, in 2021. We plan to further expand gameplays within our current products as well as work towards new game offerings. Our ability to successfully develop these games or to acquire and progress new games, and the ability of any of our games to achieve broad popularity and commercial success depends on a number of factors, including our ability to:

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

Moreover, current and future competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with others, including our current or future business partners or third-party software providers. In fact, some of the largest mergers and acquisitions in the history of the gaming industry took place in 2022 and 2023, including Microsoft’s acquisition of Activision Blizzard for $68.7 billion, Take-Two’s purchase of Zynga for $12.7 billion and Sony’s purchase of Bungie for $3.6 billion. Any such strategic acquisitions or cooperative relations established by our competitors may increase their scale, their ability to meet the needs of existing or prospective players and compete for similar human resources. If we are unable to compete effectively, successfully and at a reasonable cost against our existing and future competitors, our results of operations, cash flows and financial condition would be adversely impacted.

Our ability to successfully attract in-game advertisers depends on our ability to design an attractive advertising model that retains players.

While the vast majority of our revenues are generated by in-game purchases, a portion of our revenues are generated from the sale of in-game advertisements. For example, in each of the years ended December 31, 2023, 2022 and 2021, we derived 6.5%, 4.2% and 6.3%, respectively, of our revenues from in-game advertising. If we are unable to attract and maintain a sufficient player base or otherwise fail to offer attractive in-game advertising models, advertisers may not be interested in purchasing such advertisements in our games, which could adversely affect our revenues from in-game advertising. Alternatively, if our advertising inventory is unavailable and the demand exceeds the supply, this limits our ability to generate further revenues from in-game advertising, particularly during peak hours and in key geographies. Further, a full inventory may divert advertisers from seeking to obtain advertising inventory from us in the future, and thus deprive us of potential future in-game advertising revenues. This could have a material adverse effect on our reputation and our business, financial condition and results of operations.

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

In addition, there are ongoing academic, political and regulatory discussions in the United States, Europe, Australia and other jurisdictions regarding whether certain game mechanics, such as loot boxes, should be subject to a higher level or different type of regulation than other game genres or mechanics to protect consumers, in particular minors and persons susceptible to addiction, and, if so, what such regulation should include. Additionally, loot box game mechanics have been the subject of increased public discussion – for example, the Federal Trade Commission, or FTC, held a public workshop on loot boxes in August 2019, and at least one bill has been introduced in the U.S. Senate that would regulate loot boxes in games marketed toward players under the age of 18. Belgium has imposed an effective ban on loot boxes in video games which are purchasable with real world currency, and loot boxes remain under legislative scrutiny in other European jurisdictions, including the Netherlands, Germany, Spain and Finland, and Austrian courts have recently classified the purchase of loot boxes as illegal gambling, and a number of European consumer groups are advocating for tighter restrictions on the use of paid-for loot boxes. In January 2023, the European Parliament adopted a report calling on the European Commission to enhance controls on loot boxes. Following a two-year inquiry and UK government calls for the industry to self-regulate more effectively, a UK technical working group was convened to pursue enhanced industry-led measures to improve consumer protections (the “TWG”). The Association for UK Interactive Entertainment (the “UKIE”) published the TWG’s recommendations in July 2023 which comprise 11 principles aiming to restrict access to loot boxes for players under the age of 18 and provide players with transparent information via targeted public information campaigns. The TWG will work with the UK Government to assess the effectiveness of the principles after an implementation period of 12 months, after which some changes may occur as a result of technological innovation in the gaming space. China has applied stringent requirements and limitations on online game operations and has been developing and tightening the regulations on the offering of loot boxes in recent years, including, among other things, that loot boxes cannot be acquired with direct investment of real money or virtual currency, that all items available in loot boxes must be obtainable through other means or be provided with items of the same features obtainable through other means, and the odds of winning must be published. Japan has implemented a self-regulatory approach to loot boxes. In September 2023, Australia enacted legislation, effective from September 2024, requiring any computer games released in Australia that feature in-game purchases linked to elements of chance, including paid loot boxes, to be automatically rated “R18+”, legally restricting their availability only to players who are over the age of 18.

In some of our games, certain mechanics may be deemed to be loot boxes. New regulations by the FTC, U.S. states or other international jurisdictions, which may vary significantly across jurisdictions and with which we may be required to comply, could require that these game mechanics be modified or removed from games, increase the costs of operating our games due to disclosure or other regulatory requirements, impact player engagement and monetization, or otherwise harm our business performance. It is difficult to predict how existing or new laws may be applied to these or similar game mechanics. If we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources, to modify our games or to discontinue game offerings in certain jurisdictions, which would harm our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business, in particular, increasing European case law classifying loot boxes as illegal gambling may lead to an increasing amount of lawsuits being filed in the future. Any costs incurred as a result of this potential liability could harm our business, financial condition or results of operations.

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

We are subject to risks related to pandemics, such as the COVID-19 pandemic, and similar health epidemics and contagious disease outbreaks, which could significantly disrupt our operations and adversely affect our business, results of operations, cash flows or financial condition.

Pandemics, such as the COVID-19 pandemic, epidemics, medical emergencies and other public health crises outside of our control could have a negative impact on our business. Large-scale medical emergencies can take many forms and can cause widespread illness and death. The potential effects of future contagious disease outbreaks, epidemics or pandemics (including the resurgence of the COVID-19 pandemic) include, but are not limited to, the impact on general economic conditions, changes in customer behavior and continuity in business operations.

In particular, the global pandemic associated with COVID-19 caused major disruption to all aspects of the global economy and daily life over the past few years. The COVID-19 pandemic led governments and other authorities around the world to impose measures intended to control its spread, including restrictions on large gatherings of people, travel bans, border closings and restrictions, business closures, quarantines, shelter-in-place orders, social distancing measures and vaccine requirements. While restrictions have generally eased worldwide, with the World Health Organization declaring an end to the COVID-19 pandemic as a global health emergency in May 2023, new variants of COVID-19 continue emerging, spreading globally and causing significant uncertainty.

While we saw increased consumer interest and engagement in online gaming during 2020 and 2021, which we in part attribute to the travel restrictions, lockdowns and other social distancing measures implemented by governments to combat the COVID-19 pandemic, with the easing of these restrictions, the gaming industry has generally experienced a decline in Bookings. Our Bookings decreased in 2022 by 20% as compared with 2021 correlating to this trend and certain other negative effects in the market, and decreased further in 2023. As our marketing investments tapered back to historical normal levels, we could experience a further decrease in user activity or spending in line with the general industry trend, which could adversely impact our cash flows, operating results, and financial condition. Furthermore, there can be no assurance that any re-imposition of any such restrictive measures in a renewed effort to control the spread of COVID-19 variants or any other contagious disease outbreaks will result in the effects we have experienced in the past.

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

We have been party to, and in the future may become subject to, legal proceedings in the operation of our business, including in respect of the implementation of our mergers and acquisitions strategy. Such legal proceedings could include, but not limited to, those relating to advertising, consumer protection, employee matters, tax matters, alleged service and system malfunctions, alleged intellectual property infringement and claims relating to our contracts, licenses and strategic investments, as well as claims by or against our shareholders (present or past), directors, officers and employees.

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

Although we have players across the globe, we derive a significant portion of our revenues from a limited number of countries and are dependent on access to those markets. For example, for the year ended December 31, 2023, 35% of our revenues were derived from users located in the United States, 24% of our revenues were derived from users located in Asia, with Japan and South Korea being the key drivers, and 25% of our revenues were derived from users located in Europe. Our ability to retain paying players depends on our success in these geographies, and if we were to lose access to these markets or experience a decline in players in these geographies for any reason, it would have a material adverse effect on our business, financial condition and results of operations.

Our systems and operations are vulnerable to damage or interruption from natural disasters, power losses, telecommunications failures, cyber-attacks, terrorist attacks, acts of war, human errors, break-ins and similar events.

We may experience disruption as a result of catastrophic events such as natural disasters, power losses, telecommunications failures, cyber-attacks, terrorist attacks, acts of war, human errors, break-ins and similar events. In the occurrence of a catastrophic event, including a global pandemic like the COVID-19 pandemic, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in application development, lengthy interruptions in our services, breaches of data security and loss of critical data, such as player, customer and billing data as well as trade secret or other confidential information, software versions or other relevant data regarding operations, and we do not maintain insurance policies to compensate us for any resulting losses, which could have a material adverse effect on our business, financial condition and results of operations. As a result of the COVID-19 pandemic, we grant certain employees the choice to work remotely. If a natural disaster, power outage, connectivity issue or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time.

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

We are highly dependent on the continued services and performance of our key personnel, including, in particular Andrey Fadeev, one of our co-founders, Anton Reinhold, our Chief Operating Officer, and our other executive officers as well as our senior management team. Moreover, our success is highly dependent on the abilities of our senior managers’ decision-making process with respect to the day-to-day and ongoing needs of our business, as well as their more fundamental understanding of our Company. Although we have entered into employment agreements with our senior managers, such agreements may be terminated, subject to certain agreed notice periods and post-termination restrictive covenants. We do not maintain key-man insurance for any executive officer or member of our senior management team.

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

We track certain performance metrics, including the number of active and paying players of our games using a combination of internal and third-party analytics tools, including such tools provided by Apple, Facebook and Google. Our performance metrics tools have a number of limitations, including limitations placed on third-party tools, such as (i) the complicated and time consuming process of the validation of our data by comparison to the third-party data due to (a) differences between calendar periods used in our systems and billing periods used in the third-party tools and (b) differences in foreign exchange rates applied in our systems, which use the rates at the date of each in-game purchase, and certain third-party tools that use the exchange rates determined as at a different date, such as the date of the invoice; (ii) incomplete data in our system that was used prior to mid-2018; (iii) inconsistencies of definitions of metrics in our current system compared with the system that we used prior to mid-2018; and (iv) untimely updates of the master data in our system regarding the platform commission fees and indirect taxes, due to numerous changes of these parameters that we may not always be able to identify and process. Such tools are subject to change unilaterally by the relevant third parties and our methodologies for tracking these metrics or access to these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we report. If the internal or external tools we use to track these metrics under-count or over-count performance or contain technical errors, the data we report may not be accurate, and we may not be able to detect such inaccuracies, particularly with respect to third-party analytics tools. In addition, limitations or errors with respect to how we measure data (or how third parties present that data to us) may affect our understanding of certain details of our business, which could affect our long-term strategies. We also may not have access to comparable quality data for games we acquire with respect to periods before integration, which may impact our ability to rely on such data. Furthermore, such limitations or errors could cause players, analysts or business partners to view our performance metrics as unreliable or inaccurate. If our performance metrics are not accurate representations of our business, player base or traffic levels, if we discover material inaccuracies in our metrics or if the metrics we rely on to track our performance do not provide an accurate measurement of our business or otherwise change, our reputation may be harmed and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

Our revenue growth rate and financial performance in prior periods may not be indicative of future performance, and our revenue has declined and may continue to decline in the future compared to prior periods.

Although we experienced rapid revenue growth in prior periods, for example with revenue of $479.7 million, $434.1 million and $260.9 million for the years ended December 31, 2022, 2021 and 2020, respectively, as we continue to grow our business, for the year ended December 31, 2023, we experienced a decline in revenues compared to the prior year, and our revenue growth rates have declined since 2020. The level of revenue we are able to generate, as well as our revenue growth rate, may continue to decline compared to prior fiscal years due to a number of reasons, which may include a decrease in the growth of our overall market or market saturation, slowing demand for our games, our inability to develop and launch new games, our inability to acquire new users of our games in an efficient manner, our inability to continue to acquire games or game studios, and our inability to capitalize on growth opportunities. In addition, our revenue may experience increased volatility due to global societal and economic disruption, such as those related to the COVID-19 pandemic and related government responses thereto as well as ongoing geopolitical conflicts.

Our business may suffer if we do not successfully manage our current and potential future growth.

Despite the decline in revenues in year ended December 31, 2023 compared to the year ended December 31, 2022, on the whole, we have grown significantly in recent years, and we intend to continue to expand the scope of the games we provide. Our revenues increased from $260.9 million in the year ended December 31, 2020 to $434.1 million in the year ended December 31, 2021 and to $479.7 million in the year ended December 31, 2022. Our anticipated future growth, particularly to the extent that growth is rapid, will likely place significant demands on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to operate effectively, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully adapt our existing systems and introduce new systems, expand, train and manage our employees and improve and expand our marketing capabilities. Further, our continued growth will depend to some degree on our continuing ability to find additional commercially viable acquisitions, or expanding our internal development.

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

Based on our current plans and market conditions, we believe that cash flows generated from our operations will be sufficient to satisfy our anticipated cash requirements in the ordinary course of business for the foreseeable future. However, we intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new games and features or enhance our existing games, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. Any debt financing we secure in the future could include restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

Our insurance may not provide adequate levels of coverage against claims.

We generally do not maintain insurance coverage other than director and officer liability insurance and certain limited professional indemnity insurance, as we believe that the majority of the risks that we face cannot be insured against or cannot be insured on economically reasonable terms. Therefore, any losses that we incur generally would not benefit from insurance coverage, and such losses could adversely affect our business prospects, results of operations, cash flows and financial condition.

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

Our computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations (collectively, “IT Systems”) may be vulnerable to computer viruses or physical or electronic intrusions that our security measures may not detect. We have experienced security incidents in the past, and we may face additional attempted and actual security intrusions in the future. Any circumvention of our security measures could result in the misappropriation or disclosure of information about players, employees, business partners and others, including personal information, as well as proprietary information belonging to our business such as trade secrets (collectively, “Confidential Information”), interrupt our operations, result in financial loss or otherwise cause damage to our reputation and business. Further, the ability to bypass our information security controls could degrade our trust and safety programs, which could expose individuals to a risk of physical harm or violence.

If there is a breach of our IT Systems or Confidential Information and we know or suspect that certain personal information has been exfiltrated, accessed, or used inappropriately, we may need to inform individual whose data was stolen, accessed, or used. For instance, laws in all fifty U.S. states and outside the United States (and sometimes contractual and/or other obligations) and certain international laws and regulations require notification of certain incidents to a number of third parties, such as impacted customers, regulators, credit reporting agencies or others when certain information has been compromised as a result of a security breach. Further, under certain regulatory schemes, such as the California Consumer Privacy Act, as discussed below, we may be fined and/or liable for statutory damages on a per breached record basis, irrespective of any actual damages or harm to the individual. This means that in the event of a breach we could face government scrutiny or consumer class actions alleging statutory damages amounting to hundreds of millions, and possibly billions of dollars. In addition, a cyber incident resulting in an adverse impact to the availability, integrity or confidentiality of our IT Systems or Confidential Information can result in harm to our reputation, cause us to breach our contracts with other parties or subject us to legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, any of which could materially affect our business, prospects, financial condition and operating results.

There are risks of cyber incidents both on and off our systems as we increase the types of technology we use to operate our platform, including mobile apps and third-party payment processing providers, and as we collaborate with third parties that may need to process our user data or have access to our infrastructure. The evolution of technology systems introduces ever more complex security risks that are difficult to predict and defend against. Further, there has been a surge in widespread cyber-attacks during the COVID-19 pandemic. The increase in the frequency and scope of cyber-attacks during the COVID-19 pandemic has exacerbated data security risks. An increasing number of companies, including those with significant online operations, have recently disclosed breaches of their security, some of which involved sophisticated tactics and techniques allegedly attributable to criminal enterprises or nation-state actors. While we take significant measures to guard against the type of activity that can lead to data breaches, the techniques used by bad actors to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are unknown until launched against a target. Cyber-attacks are also expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools – including artificial intelligence – that circumvent security controls, evade detection and remove forensic evidence. As such, we may be unable to anticipate these tactics and techniques or to implement adequate preventative measures to detect, prevent or mitigate future cyber-attacks or other incidents, or to avoid a material adverse impact to our IT Systems, Confidential Information or business. In addition, we and our third-party vendors or suppliers that host our data have experienced cyber-attacks in the past and may encounter cyber-attacks in the future, which may take a variety of forms, including denial of service attacks, botnets, malicious file attacks, cross-site scripting, credential abuse, ransomware, bugs, viruses, worms, and malicious software programs. All of these types of cyber incidents can give rise to a variety of losses and costs, including legal exposure and regulatory fines, damages to reputation, and others.

Further, with a large geographically disparate employee base, we are not immune from the possibility of a malicious insider compromising our IT Systems and infrastructure. This risk has grown in light of the greater adoption of remote work following the COVID-19 pandemic. We also have a distributed community support organization including third-party providers that have access to personal information. We and other companies in our industry have dealt with incidents involving such insiders exfiltrating the personal information of customers, stealing corporate trade secrets and key financial metrics, and illegally diverting funds. No series of measures can fully safeguard against a sufficiently determined and skilled insider threat.

In addition, there may be an increased risk of cyber-attacks by state actors or others due to the ongoing conflict between Russia and the Ukraine including, on the one hand, cybersecurity attacks perpetrated by Russia or others at its direction in response to economic sanctions or other actions taken by certain jurisdictions (including Cyprus, where our headquarters are located) against Russia in connection with its military action in Ukraine and, on the other hand, cybersecurity attacks against the Company due to its origins in Russia and its historical association with Russia, in spite of its recent divestment of all of its Russia-based subsidiaries. Any increase in such attacks on us or our systems could adversely affect our platform, networks, IT Systems or other operations.

Bad actors have targeted and will continue to target us, such as through phishing attacks where a third party attempts to infiltrate our IT Systems or acquire information by posing as a legitimate inquiry or electronic communication, which are fraudulent identity theft schemes designed to appear as legitimate emails from us or from our users. Bad actors may also employ other schemes aimed at defrauding our users in ways that we may not anticipate or be able to adequately guard against. Even if phishing and spamming attacks and other fraud schemes are not carried out through our systems, victims may nevertheless seek recovery from us. Because of our prominence, we believe that we are a particularly attractive target for such attacks. Though it is difficult to determine what, if any, harm may directly result from any specific scheme or attack, any failure to maintain performance, reliability, security, confidentiality, integrity, and availability of our offerings, services, and technical infrastructure and may harm our reputation.

The costs to eliminate or address the foregoing security threats and vulnerabilities before or after a cyber-incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service, and loss of existing or potential suppliers or players. We maintain cybersecurity policies and procedures to manage risk to our information technology systems, and we continuously adapt our systems and processes to mitigate such threats, and plan to enhance our protections against such attacks. Nevertheless, in light of the complex and evolving nature of such incidents, there can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information. Moreover, because we make extensive use of third party suppliers and service providers, such as cloud services that support our internal and external-facing operations, successful cyber-attacks that disrupt or result in unauthorized access to third party IT Systems can materially impact our operations and financial results. As a result, we may not be able to address these threats proactively or implement adequate preventative measures, and we may be unable to promptly detect and address any such disruption and/or cyber breach, if at all. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future.

In addition, as threats related to cyber-attacks develop and grow, we may also find it necessary to make further investments to protect our data and infrastructure, which may impact our results of operations. We may be unable to cover all possible claims stemming from security breaches, cyber-attacks and other types of unlawful activity, or any resulting disruptions from such events, and we may suffer losses that could have a material adverse effect on our business. We do not maintain insurance policies covering losses relating to cybersecurity incidents, which may increase any potential harms that the business may suffer from a cyber-attack. We could also be negatively impacted by existing and proposed laws and regulations in the United States, Cyprus and other jurisdictions in which we operate, as well as government policies and practices related to cybersecurity, data privacy, data localization, data protection and access to data. In addition, the platforms on which we distribute games may encourage, or require, compliance with certain security standards, such as the voluntary cybersecurity framework released by the U.S. National Institute of Standards and Technology, or NIST, which consists of controls designed to identify and manage cyber-security risks, and we could be negatively impacted to the extent we are unable to comply with such standards. See “—Data privacy and security laws and regulations, and related guidance and standards, in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions, civil lawsuits (including class action or similar representative lawsuits) and other penalties; such laws and regulations are continually evolving. Our or our platform and service providers’ actual or perceived failure to comply with these laws and regulations could harm our business.”

We rely on information technology and other systems, and any failures in our systems or errors, defects or disruptions in our games could diminish our brand and reputation, subject us to liability and disrupt our business and adversely impact our results of operations.

We rely on IT Systems that are important to the operation of our business, some of which are managed by third parties. These third parties are typically under no obligation to renew agreements and there is no guarantee that we will be able to renew these agreements on commercially reasonable terms, or at all. These systems are used to process, transmit and store electronic information, to manage and support our business operations and to maintain internal control over our financial reporting. In addition, we collect and store certain data, including Confidential Information, and may have access to confidential or personal information in certain of our businesses that is subject to privacy and security laws and regulations. We could encounter difficulties in developing new systems, maintaining and upgrading current systems and preventing security breaches. Among other things, as described above, our systems are susceptible to damage, outages, disruptions or shutdowns due to fire, floods, power loss, break-ins, as well as evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, malicious file attacks, bugs, viruses, worms, cross-site scripting, credential abuse, network penetration, denial of service attacks, and as a result of bugs, misconfigurations or exploited vulnerabilities in software or hardware. Moreover, any failures in our IT Systems or telecommunications services could affect our ability to operate our games or otherwise conduct business.

Portions of our IT Systems, including those operated by third parties, may experience interruptions, delays or cessations of service or produce errors in connection with systems integration or migration work that takes place from time to time. We may not be successful in implementing new systems and transitioning data, which could cause business disruptions and be more expensive, time-consuming, disruptive and resource-intensive. In addition, as described above, our IT Systems and Confidential Information are also vulnerable to a range of cybersecurity risks and threats, including malicious code embedded in open-source software, or misconfigurations, bugs or other vulnerabilities in commercial software that is integrated into our (or our third parties’) IT systems, products or services. We have no control over third parties that provide services to us and those parties could suffer problems or make decisions adverse to our business.

We have contingency plans in place to prevent or mitigate the impact of these events. However, such disruptions could materially and adversely impact our ability to deliver games to players and interrupt other processes. If our IT Systems do not allow us to transmit accurate information, even for a short period of time, to key decision-makers, the ability to manage our business could be disrupted and our results of operations, cash flows and financial condition could be materially and adversely affected. Failure to properly or adequately address these issues could impact our ability to perform necessary business operations, which could materially and adversely affect our reputation, competitive position, results of operations, cash flows and financial condition.

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

We collect, process, store, use and share data, some of which contains personal information, including the personal information of our players. Our business is therefore subject to a number of federal, state, local and foreign laws, regulations, regulatory codes and guidelines governing data privacy, data protection and security, including with respect to the collection, storage, use, processing, transmission, sharing and protection of personal information. Such laws, regulations, regulatory codes and guidelines are complex, may be inconsistent across jurisdictions or conflict with other rules and their interpretation is rapidly evolving, making implementation and enforcement, and thus compliance requirements, ambiguous, uncertain, and potentially inconsistent. Compliance with such laws may require changes to our data collection, use, transfer, disclosure, other processing, and certain other related business practices and may thereby increase compliance costs or have other material adverse effects on our business.

As the scope of data privacy and security regulations worldwide continues to evolve, we believe that the adoption of increasingly restrictive regulations in this area is likely within the United States and other jurisdictions. For example, in the United States, a number of state-level data privacy laws have or will soon go into effect that introduce new data privacy rights for consumers and new operational requirements for companies. For instance, the California Consumer Privacy Act (“CCPA”) provides data privacy rights for California residents and operational requirements for covered companies. Among other things, companies covered by the CCPA must provide new disclosures to California residents and afford such residents certain privacy rights relating to their personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. In addition, the California Privacy Rights Act (“CPRA”), which took effect in January 2023, expanded the rights granted under the CCPA, created a new enforcement agency, the California Privacy Protection Agency, and imposed additional obligations on covered companies.

Additionally, other U.S. states have implemented, or are in the process of implementing, similar new laws or regulations. For example, the Virginia Consumer Data Protection Act (“VCDPA”), which took effect on January 1, 2023, the Colorado Privacy Act (“CPA”) and the Connecticut Data Privacy Act (“CTDPA”), which both took effect on July 1, 2023, and the Utah Consumer Privacy Act (“UCPA”), which took effect on December 31, 2023, similarly impose new privacy rights and obligations on covered companies. In addition to the CCPA, the VCDPA, CPA, CTDPA and UCPA provide for civil penalties for violations that are enforceable by the Attorney General of its respective state, which could range into the millions of dollars. More generally, the enactment of the CCPA, VCDPA, CPA, CTDPA and UCPA could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business. We cannot fully predict the impact of these laws, or subsequent guidance, regulations or rules on our business or operations, including those that are still in draft form, but they may increase our compliance costs and potential liability, particularly in the event of a data breach, and could have a material adverse effect on our business, including how we use personal information, our financial condition, and the results of our operations or prospects. Further, if we become subject to other state-level data privacy laws, guidelines or regulations, we may be required again to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.

Outside of the United States, many countries have also adopted comprehensive data protection and security laws. In the BVI we are subject to the Data Protection Act, 2021 (the “BVI DPA”) The DPA establishes a framework of rights and duties designed to safeguard individuals’ personal data, balanced against the need of public authorities, businesses and organizations to collect and use personal data for lawful purposes. The BVI DPA is centered around seven data protection principles (the General Principle, the Notice and Choice Principle, the Disclosure Principle, the Security Principle, the Retention Principle, the Data Integrity Principle and the Access Principle). The BVI DPA is however based on the original UK Data Protection Act 1998 and therefore less comprehensive than the GDPR (defined below) and UK GDPR (defined below) to which we are also subject.

We are also subject to the EU General Data Protection Regulation 2016/679 (the “GDPR”) in the European Economic Area (the “EEA”), and, following the withdrawal of the United Kingdom from the European Union, we have had to comply with the GDPR as implemented in the United Kingdom, which together with the amended United Kingdom Data Protection Act 2018 (together, the “UK GDPR”), retains in large part the GDPR in United Kingdom national law. The GDPR and the UK GDPR (collectively, the “Applicable UK/EU Data Protection Laws”) impose comprehensive data privacy compliance obligations on controllers and processors of personal data in the EEA and the United Kingdom, including, for example, specific standards for obtaining consent from individuals to process their personal data, robust disclosures to individuals and a comprehensive individual data rights regime, and defined timelines for data breach notifications. The Applicable UK/EU Data Protection Laws create compliance obligations applicable to our business and some of our players, which can be uncertain given rapidly developing guidance and case law, and could change our business practices, expose us to significant reputational damage, regulatory enforcement actions or assessment notices (for a compulsory audit), orders to cease/change our data processing activities, and/or civil lawsuits (including class action or similar representative lawsuits) by consumers or consumer organizations, amongst others, for alleged breach of data protection laws. The Applicable UK/EU Data Protection Laws include financial penalties for noncompliance including possible fines of up to the greater of 4% of global annual revenues for the preceding financial year or €20 million, or £17.5 million in the United Kingdom, for the most serious violations. Many geographies in which we operate, including Australia, Brazil, Canada and India, have passed or are in the process of passing comparable or other robust data privacy legislation or regulation, which may lead to additional costs and increase our overall risk exposure.

We are also subject to EU and UK rules with respect to cross-border transfers of personal data out of the EEA and the UK, respectively, and recent legal developments and guidance have created complexity and uncertainty regarding such transfers to other countries, in particular in relation to transfers to the United States. In July 2020, the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy Shield and further noted that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield) alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. A replacement for the Privacy Shield Framework was introduced, the EU-US Data Privacy Framework (“DPF”); however, this framework may also face challenges. The European Commission adopted its adequacy decision in 2023 rendering the DPF effective as an EU GDPR transfer mechanism to U.S. entities self-certified under the DPF. On October 12, 2023, the UK Extension to the DPF came into effect (as approved by the UK Government) as a UK GDPR data transfer mechanism to U.S. entities self-certified under the UK Extension to the DPF. There has been increased regulatory action and attention in relation to international data transfers.

We currently rely on the standard contractual clauses to transfer personal information outside the EEA and the UK, including to the United States, with respect to both intragroup and third party transfers. As the enforcement landscape further develops, and supervisory authorities issue further decisions and guidance on personal information export mechanisms, we could suffer additional costs, complaints and/or regulatory investigations or fines, we may have to stop using certain tools and vendors and make other operational changes, we have had to and will have to implement revised standard contractual clauses for existing intragroup, customer and vendor arrangements within required time frames, and/or if we are otherwise unable to transfer personal information between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could materially adversely affect our business, results of operations and financial condition. In particular, given the complexity and constantly evolving nature of our cross-border data transfers, our standard contractual clauses will need to be updated over time to fully legitimize our data transfers, and a failure to do so could result in enforcement action from regulators. There can be no assurances that we will be successful in our efforts to comply with the GDPR or other privacy and data protection laws and regulations, or that violations will not occur, particularly given the complexity of both these laws and our business, as well as the uncertainties that accompany new laws.

Our business also increasingly relies on machine learning, artificial intelligence and automated decision making to improve our services and tailor our interactions with our customers (see “—Risks Related to the Company’s Intellectual Property—Use of generative artificial intelligence tools in our business may result in significant reputational harm and liability”). However, in recent years use of these methods has come under increased regulatory scrutiny. New laws, guidance and/or decisions in this area may limit our ability to use our machine learning and artificial intelligence, or require us to make changes to our platform or operations that may decrease our operational efficiency, result in an increase to operating costs and/or hinder our ability to improve our services. For example, there are specific rules on the use of automated decision making under the Applicable UK/EU Data Protection Laws that require the existence of automated decision making to be disclosed to the data subject with a meaningful explanation of the logic used in such decision making in certain circumstances, and safeguards must be implemented to safeguard individual rights, including the right to obtain human intervention and to contest any decision. Equally, the regulatory framework around the development and use of machine learning, artificial intelligence and automated decision making is evolving. In Europe, European Union legislators recently reached a political agreement on the EU Artificial Intelligence Act (“EU AI Act”), which establishes a comprehensive, risk-based governance framework for artificial intelligence in the EU market. The EU AI Act is expected to enter into force in 2024, and the majority of the substantive requirements will apply two years later. The EU AI Act will apply to companies that develop, use and/or provide artificial intelligence in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose artificial intelligence and foundation models, and proposes fines for breach of up to 7% of worldwide annual turnover. In addition, on September 28, 2022, the European Commission proposed two Directives seeking to establish a harmonized civil liability regime for artificial intelligence in the EU in order to facilitate civil claims in respect of harm caused by artificial intelligence and to include artificial intelligence-enabled products within the scope of the EU’s existing strict liability regime. Once fully applicable, the EU AI Act will have a material impact on the way artificial intelligence is regulated in the EU, and together with developing guidance and/or decisions in this area, may affect our use of artificial intelligence and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

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

In recent years, European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the EEA and the United Kingdom, under national laws derived from the ePrivacy Directive, informed consent is required for the placement of certain cookies or similar technologies on a user’s device and for direct electronic marketing. European data protection laws also impose conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. Recent European court and regulator decisions and regulatory guidance are driving increased attention to cookies and tracking technologies and regulators across the EU and in the UK are increasingly active in enforcement in this area.

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

The video game industry has come under increased scrutiny from regulators and consumer advocacy groups, many of which are calling for increased regulation/oversight of the content of video games. While none of our games target children under 13 years of age as their primary audience, the FTC, as well as consumer organizations, may consider that the characteristics of several of our games attract children under 13 years of age. The U.S. Children’s Online Privacy Protection Act, or COPPA, regulates the collection, use and disclosure of personal information from children under 13 years of age. While none of our games are directed at children under 13 years of age, if COPPA were to apply to us, failure to comply with COPPA may increase our costs, subject us to expensive and distracting government investigations and could result in substantial fines. Although we have taken certain measures to identify which of our games are subject to COPPA due to their child-appealing nature and to comply with COPPA with respect to those games, if COPPA were to apply to us in a manner other than we have assessed or prepared for, our actual or alleged failure to comply with COPPA may increase our costs, subject us to expensive and distracting lawsuits or government investigations, could result in substantial fines or civil damages and could cause us to temporarily or permanently discontinue certain games or certain features and functions in games. On December 20, 2023, the Federal Trade Commission issued a Notice of Proposed Rulemaking recommending amendments to COPPA. The proposed changes would impose significant obligations on covered businesses and if adopted, would materially impact how companies subject to COPPA may collect personal information from children under 13 years of age.

It is likely that other countries will follow with their own codes or guidance documents relating to processing personal information from children or in relation to online harms. For example, in the European Union, regulators are increasingly focusing on risks related to children’s data as part of the data protection and privacy compliance enforcement. In addition, in November 2022, the EU Digital Services Act (“DSA”) came into force, and the majority of the DSA’s substantive provisions relating to content moderation and transparency will take effect between 2023 and 2024. The DSA may increase our compliance costs and require changes to our user interfaces, processes and operations which may adversely affect our ability to attract, retain and provide our services to users, and may otherwise adversely affect our business, operations and financial condition. Failure to comply with the DSA can result in fines of up to 6% of total annual worldwide turnover and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to infringement by the provider to comply with the DSA. The United Kingdom has enacted the “Age Appropriate Design Code,” a statutory code of practice pursuant to the United Kingdom Data Protection Act 2018. This code came into force on September 2, 2021, following a 12-month transition period for organizations to conform. The code requires online services, including our games that are likely to be accessed by children under 18, to put the best interests of the child’s privacy first in the design, development and data-related behavior of the game. The UK government has passed legislation relating to "online harms" (the Online Safety Act, “OSA”), which sets forth an extensive regulatory framework for certain services and imposes obligations to protect users from illegal content which, if applicable, may increase compliance costs and may otherwise adversely affect our business, operations and financial condition. Failure to comply with the OSA can result in fines of up to 10% of total annual worldwide turnover or £18 million (whichever is greater). New laws and regulations relating to children’s data, content moderation, online harms and online safety may result in substantial costs and may necessitate changes to our business practices which may compromise our growth strategy, adversely affect our ability to attract, monetize or retain players, and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations. The improvements and changes we make may not be sufficient and we may find ourselves in breach of legislation, subject to audits and reviews by governmental authorities and subject to fines or penalties as a result of user content. Our brand and reputation may be damaged by reports of non-compliance.

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

We believe that our success depends, in part, on protecting our owned and licensed intellectual property, and we rely on applicable laws in various jurisdictions, as well as contractual restrictions. Our intellectual property rights include certain trademarks, copyrights and trade secrets relating to our games or technology we operate, and other rights in proprietary or confidential information. Our success may depend, in part, on our and our licensors’ ability to protect the trademarks, trade dress, names, logos or symbols under which we market our games and other products and to obtain and maintain copyright, trade secret and other intellectual property protection for the technologies, designs, software and innovations used in our games and our business. It is possible that third parties, including our competitors, may develop similar technology to ours that overlap or compete with our technology. If we are unable to adequately protect our intellectual property and other proprietary rights, our competitive position and our business could be harmed. We do not own any patents or pending patent applications, and may not own any in the future. Accordingly, we are not able to assert any patent infringement claims against any third party. Furthermore there is a risk that third parties may assert that our technology infringes their patents, and we may not be able successfully to defend such claims or to counterclaim in order to invalidate such third party patents. These third parties may seek to charge us a licensing fee or otherwise preclude the use of our technology.

We have pursued and continue to pursue the filing and registration of trademarks in the United States and certain other jurisdictions, a process that is expensive and time-consuming, particularly when it is likely that not all trademark applications will be successful. We may not pursue infringement claims or be able to obtain protection for our intellectual property rights in all jurisdictions. Our copyrights may not be recognized and our trademark applications may be denied in certain jurisdictions because they are determined, pursuant to the applicable law, not to fulfill the criteria for copyright or trademark protection. In some cases, to the extent that a trademark is not registered within a certain class or region, a third party may attempt to have a ‘competing’ trademark registered in such class or region thus diluting our trademark and damaging our goodwill. Even if we are successful in obtaining registered trademark and registered copyright protection, it is expensive to maintain these rights and the costs of defending our rights could be substantial. Moreover, our failure to develop and properly manage new intellectual property could hurt our market position and limit or eliminate our business opportunities. Furthermore, changes to intellectual property laws may jeopardize the enforceability and validity of our existing intellectual property portfolio and harm our ability to obtain protection for future intellectual property rights.

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

We rely on maintaining as confidential our trade secrets and other proprietary information, including our know-how, software source code and technology, to maintain our competitive position. We enter into agreements containing obligations of confidentiality with our employees, independent contractors and other third parties in order to limit access to, and disclosure and use of, our trade secrets and proprietary information, but we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information. Further, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Additionally, even if parties to whom we intentionally disclose our trade secrets and other proprietary information maintain the confidentiality of that information, third party actions may result in a breach of our information technology systems, or those of the persons to whom we disclosed our trade secrets or proprietary information, which could result in the loss of confidentiality of our trade secrets and proprietary information. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Trade secrets do not provide a monopoly protection right, so if any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, which could harm our competitive position, business, financial condition, results of operations, and prospects.

We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants and advisors are currently or were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us by including standard provisions in our employment agreements and contracts with consultants and advisors, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer in the performance of their work for us. If any such claims are asserted, whether they are made with or without basis, we may need to engage in litigation to defend against them. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable personnel and the right to use valuable intellectual property or proprietary information. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and our employees.

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

We license certain intellectual property rights from third parties related to the operations of our business, including licensed content for our games, rights needed to develop our own intellectual property and non-exclusive licenses with respect to the use of certain intellectual property rights of the platforms on which our games are offered. Even if games based on licensed content or brands remain popular, any of our licensors could decide not to renew our existing licenses or not to license additional intellectual property rights to us and instead license to our competitors or develop and publish its own games or other applications, competing with us in the marketplace. Many of these licensors already develop games for other platforms, and may have significant experience and development resources available to them should they decide to compete with us rather than license to us.

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

We use open source software in connection with our technology and games. The original developers of the open source code provide no warranties on such code and open source software may have unknown bugs, malfunctions and other security vulnerabilities which could impact the performance and information security of our technology. Some open source software licenses impose significant limitations on the use of their proprietary software, including, among other things, a limitation on the number of free copies that may be distributed as well as the requirement to publicly disclose all or part of the source code to such proprietary software and/or make available any derivative works of the open source code on terms which would be unfavorable to us or at no cost. Although we believe we are in compliance with the license terms of the open source software that we use, from time to time, we may face claims from the copyright holders of open source software alleging copyright infringement and breach of contract for failure to meet the open source license terms, such as the failure to publicly disclose our proprietary code that is a derivative work of the open source software. Additionally, the copyright holders of certain open source software could demand release of the source code of any of our proprietary code that is a derivative work of the open source software, or otherwise seek to enforce, have us specifically perform, or recover damages for the alleged infringement or breach of, the terms of the applicable open source license. While we would not expect there to be a basis for such claims or for them to succeed, there is a risk that these types of claims may be brought and it is possible that such claims could succeed. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our games and replace problematic open source software with third party licensed software or our proprietary software. The terms of various open source licenses have been interpreted by courts to a very limited extent, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions, obligations or restrictions on our use of the open source software. We endeavor to use open source software in a manner that complies with the terms of the open source licenses while at the same time not requiring the disclosure of the source code of our proprietary software. Any failure to comply with the terms of the open source licenses could result in our being enjoined from using certain software and require us to replace certain code used in our games, pay a royalty or license fee to use some open source code, make the source code of our games publicly available, pay damages for copyright infringement or breach of contract of open source licenses, or temporarily or permanently discontinue certain games. The above risks could have a material adverse effect on our competitive position, business, reputation, legal exposures, financial condition, results of operations and prospects.

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

We may be required to protect our intellectual property and proprietary information in an increasing number of jurisdictions, a process that is expensive and may not be successful. Or we may not pursue protection of our intellectual property in every jurisdiction in which we or our licensees operate. Filing, prosecuting, maintaining, defending, and enforcing our intellectual property rights in all jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some jurisdictions outside the United States may be less extensive than those in the United States. Competitors may use what we regard as our intellectual property in jurisdictions where we do not have protection over that intellectual property to develop their own games and, further, may export otherwise violating games to territories where we have protection. These games may compete with our games, and our intellectual property rights may not be effective or sufficient to prevent such competition. In addition, the laws of some foreign jurisdictions do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant challenges in establishing and enforcing their intellectual property and other proprietary rights outside of the United States. These challenges can be caused by the absence or inconsistency of the application of rules and methods for the establishment and enforcement of intellectual property rights outside of the United States. In addition, the legal systems of some jurisdictions do not favor the enforcement of intellectual property protection. This could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property rights. Accordingly, we may choose not to seek protection in certain jurisdictions, and we will not have the benefit of protection in such jurisdictions. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such jurisdictions may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign jurisdictions may affect our ability to obtain adequate protection for our games or enforce our intellectual property rights. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.

The registered or unregistered trademarks or trade names that we own or use may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other trademarks. We may not be able to protect or maintain our rights in these trademarks and trade names, which we need in order to build name recognition. In addition, third parties have filed, and may in the future file, for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion and trademark dilution. If third parties succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to develop brand recognition of our games. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could harm our competitive position, business, financial condition, results of operations and prospects.

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

We anticipate that, as our business expands into new markets, we launch new game offerings and the industry in which we operate becomes increasingly competitive, maintaining and enhancing our brand may become difficult and expensive. For example, consumers in any new international markets into which we expand may not know our brand and/or may not accept our brand, resulting in increased costs to market and attract customers to our brand. Our brand may also be adversely affected if our public image or reputation is tarnished by negative publicity, including negative social media campaigns, poor reviews of our products or negative customer experiences. For example, we receive complaints from users regarding various aspect of our games, our policies and our practices. In particular, we have received complaints regarding inappropriate behavior and content posted in our in-game chats and via private messages among game players. Although we have implemented internal mechanisms to track and react to inappropriate behavior by our customers, we can provide no assurance that we will be able to react to such behavior in a timely manner in the future. This inability to react to such behavior in a timely manner may become increasingly problematic as legislation is being implemented in various jurisdictions in order to implement controls over harmful online behavior and increase the responsibility of platforms (see “—Risks Related to the Company’s Information Technology and Data Security—Our business, products, and distribution are subject to increasing regulation of content. If we do not successfully respond to these regulations, our business, financial condition and results of operations could be materially adversely affected” above for further detail). In addition, we can provide no assurance that we will not be party to further claims and actions by either the customers affected by any inappropriate behavior or the customers who have been restricted or banned from our in-game chats for such behavior.

Additionally, in light of Russia’s ongoing military conflict in Ukraine, our brand may be adversely affected by our historical association with Russia. Our nexus to Russia was limited even prior to the Ukraine conflict, and we have minimized our exposure to Russia since its outbreak. The Issuer is incorporated in the British Virgin Islands and maintains its principal place of business in Cyprus. Moreover, the senior management team functions and the majority of the critical operations for the Company are conducted from Cyprus. While the Company draws upon personnel located in many other jurisdictions, which historically included Russia, the Company has relocated all personnel to jurisdictions outside Russia, Ukraine and Belarus and has divested itself of all subsidiaries in Russia. The Company has fully implemented its plan to eliminate, to the maximum extent possible within its control, all remaining connections to Russia. Notwithstanding these facts, any action or inaction taken by the Company arising from or relating to the Russian military conflict in Ukraine, including in respect of our former presence in Russia or our past association with Russia, could adversely affect our brand and could be negatively viewed by our investors, users or employees. Any of the foregoing could have a material adverse effect on our business, financial condition (including our liquidity position) and results of operations.

Furthermore, ineffective marketing, product diversion to unauthorized distribution channels, product defects, unfair competition practices, unfair labor practices and failure to protect our intellectual property rights are among the potential threats to the strength of our brand, and those and other factors could rapidly and severely diminish consumer confidence in us and our brand. Failure to maintain the strength of our brand could have a material adverse effect on our business, financial condition and results of operations.

Use of generative artificial intelligence tools in our business may result in significant reputational harm and liability.

We use generative artificial intelligence tools (“Generative AI Tools”) in our business, including to generate software code and other materials and content for use in our games, and expect to use Generative AI Tools in the future. Generative AI refers to AI technology that creates new content (such as text, audio, data, images, video, software code) (“Output”) by leveraging content that the technology was trained on (e.g., through machine learning) in response to prompts submitted by a user (“Prompts”). Generative AI provides significant opportunities for new and efficient forms of content development across a wide range of applications. However, generative AI is relatively new and the business, legal and ethical landscape regarding its use, commercialization and regulation is unsettled and constantly evolving. Uncertainty in the legal regulatory regime relating to AI may require significant resources to modify and maintain business practices to comply with applicable laws.

Even in jurisdictions where copyright protection may be extended to AI-generated works, the ownership of any Outputs generated using Generative AI Tools may be subject to legal challenge. As a result, we may not be the legal owner of the Output, which in turn is likely to prevent or limit our ability to enforce our rights in the Output or make us unable to prevent others from copying it or reusing it, or unable to stop the provider of the Generative AI Tool from using identical Outputs. The Generative AI Tool’s terms of service may also declare that the provider of the Generative AI Tool owns the Outputs, or that it retains a broad right to re-use the Outputs beyond the right to use the Outputs (and the Prompts) to train the Generative AI Tool.

In addition, we have little or no insight into the third-party content and materials used to train the Generative AI Tools, or the extent of the original works which remain in the Output. As a result, we may face claims from third parties claiming infringement of their intellectual property rights, or infringement of open-source licenses or other license terms. We could also be subject to claims from the providers of the Generative AI Tools if our use of the Output or the service is inconsistent with, or in breach of, the terms of use, and claims from our customers, including contractual claims if the agreement prohibits the use of AI-generated content in our offering and indemnification claims if our products or services, including our games, incorporate infringing Output. Any of these claims could result in legal proceedings and could require us to purchase a costly license, comply with the requirements of open-source software license terms, limit or cease using the Output unless and until we can re-engineer such Output to avoid infringement, or change the use of, or remove, the implicated Output. In practice, this could prevent us from selling the affected games or otherwise monetize the use of our games, and require removal of such games from the market, which could lead to reputational damage and loss of revenue.

Our use of Generative AI Tools for software development may also present additional security risks because the generated source code may have been modelled from publicly available code, or otherwise not subject to all of our standard internal controls. In addition, AI algorithms may be flawed, and datasets may be insufficient or contain biased information, which could result in inaccurate Output, or Output that contains security vulnerabilities or is discriminatory, unethical or biased.

We also face risks in respect of any personal data or confidential or proprietary information of the Company which may be included in any Prompts. Generative AI Tools do not typically have confidentiality or security obligations with respect to Prompts or Outputs. As a result, if our confidential information, or information of a third party to which we have an obligation to keep confidential, is included in the Prompt provided to the Generative AI Tool, the Generative AI Tool may disclose or reuse such confidential information, including re-creating the Output to others, or using the confidential information as training data for other Outputs, and we may not have the ability to prevent the Generative AI Tool from doing so. Additionally, there is the risk of personal data being included in a Prompt, which could result in such personal data being inappropriately transferred or processed. This could result in a breach of our obligations under applicable data protection laws, or contracts with third parties, which could put us at risk of a fine from the relevant regulator and/or a claim for damages. See “—Risks Related to the Company’s Information Technology and Data Security—Data privacy and security laws and regulations, and related guidance and standards, in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions, civil lawsuits (including class action or similar representative lawsuits) and other penalties; such laws and regulations are continually evolving. Our or our platform and service providers’ actual or perceived failure to comply with these laws and regulations could harm our business).”

The risks resulting from use of Generative AI Tools could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, reputation, results of operations, financial condition and future prospects.

Risks Related to the Company’s International Operations and Ownership

We face added business, political, regulatory, operational, financial and economic risks as a result of our operations and distribution in a variety of countries, any of which could increase our costs and hinder our growth.

A significant portion of our operations are outside of the United States, including our principal executive offices in Cyprus and development centers in Armenia and Kazakhstan, and we generate a significant portion of our revenues from operations outside of the United States. For each of the years ended December 31, 2023, 2022 and 2021, we derived 65%, 67% and 69%, respectively, of our revenues from sales to players outside of the United States. Our operations in foreign jurisdictions may subject us to additional risks customarily associated with such operations, including:

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

The Company’s historical association with Russia could expose the Company to political or other risks related to Russia. While the Company believes its nexus to Russia is minimal, especially in light of the substantial measures we have taken to minimize our exposure to Russian country risk in the past years since the outbreak of the Russian military conflict in Ukraine, the Company’s historical association with Russia could continue to subject us to certain risks associated with Russia. Furthermore, for the year ended December 31, 2023, we derived 8% of our total revenue from the Former Soviet Union countries.

All of our vital infrastructure, including our servers and licenses, as well as our personnel, are located outside Russia. However, historically, we conducted what we consider to be non-vital business operations within Russia. Following the outbreak of the Russian military action in Ukraine and the severe measures taken by members of the global community in response thereto, our board of directors determined that it is in the best interests of the Company, our player community and our investors to eliminate – to the maximum extent possible within the Company’s control – our exposure to country risks related to Russia, and implemented a strategic plan to exit Russia.

We have completed the execution of our strategic plan in 2023. In particular, we have (i) fully divested ourselves of all of our (former) Russian-based subsidiaries, which entities were subsequently liquidated by the acquiring owners, (ii) discontinued offering of our games through Russian social networks, (iii) relocated or laid-off all employees in Russia, and (iv) moved all our former Russian business operations to other countries.

We are actively monitoring the situation in Ukraine and assessing its impact on our business. To date we have not experienced any material interruptions in our infrastructure, supplies, technology systems or networks needed to support our operations. We have no way to predict the progress or outcome of the conflict in Ukraine or its impacts in Ukraine, Russia or Belarus as the conflict, and any resulting government reactions, continue to develop and beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant and could potentially have substantial impact on the global economy and our business for an unknown period of time. Any of the abovementioned factors could impact our revenue stream from paying users in Russia and could have a material adverse impact on our business, prospects, financial condition and operating results. Any such disruptions may also magnify the impact of other risks described in this Annual Report.

Additionally, in the future, we may consider independent studios in the Former Soviet Union as potential acquisition targets, which would expose us to a higher risk of potential violations of sanctions related to Russia due to the higher potential for those studios to have ties to sanctioned persons. While we undertake a customary level of due diligence in respect of every company we target for acquisition, we can provide no assurance that our due diligence investigation of these companies will always be sufficient to uncover every potential violation of sanctioned activities or relationships with sanctioned persons. In the event that we should be or become in violation of compliance with existing or future sanctions in connection with our acquisition strategy or otherwise, we could be subject to significant penalties, including substantial monetary fines, and reputational harm. See “—Any failure to comply with the anti-corruption, trade compliance and economic sanctions laws and regulations of the United States and applicable jurisdictions could materially adversely affect our reputation and results of operations.”

Any failure to comply with the anti-corruption, trade compliance and economic sanctions laws and regulations of the United States and applicable jurisdictions could materially adversely affect our reputation and results of operations.

Because we operate internationally, we must comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and the UK Bribery Act 2010 (the “Bribery Act”), as well as the laws of the countries where we do business. These laws and regulations apply to companies, individual directors, officers, employees and agents, and may restrict our operations, trade practices, investment decisions and partnering activities. Where they apply, the FCPA and the Bribery Act prohibit us and our officers, directors, employees and business partners acting on our behalf, including joint venture partners and agents, from corruptly offering, promising, authorizing or providing anything of value to public officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The Bribery Act also prohibits non-governmental “commercial” bribery and accepting bribes. As part of our business, we may deal with governments and state-owned business enterprises, the employees and representatives of which may be considered public officials for purposes of the FCPA and the Bribery Act. We also are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and agents into contact with public officials responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations. In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption.

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

We do not currently have contracts directly with persons, entities, or businesses that are the target of comprehensive U.S. or other applicable sanctions, such as parties on the Specially Designated Nationals and Blocked Persons List (the “SDN List”) maintained by OFAC, or similar sanctions-related lists of designated persons maintained by other relevant sanctions authorities.1 We continuously review and monitor our third-party relationships to confirm that our business partners and contractual counterparties, as well as any beneficial owners of our securities of which we are aware (“Business Contacts”) are not the target of such sanctions. In the event that we were to determine that a party with which we have an existing relationship became the target of comprehensive sanctions, we would immediately activate a legal analysis to determine the most appropriate course of action to comply with the sanction regulations, together with the impact of a contractual termination according to the applicable law, and then proceed as required by the regulatory authorities. To the extent that a Business Contact were to become the target of comprehensive sanctions, the existence of this relationship (including the past association with the Company) could materially adversely affect our reputation, which may materially and adversely affect our business, results of operations and financial condition.

1On December 12, 2023, Ivan Tavrin – a former member of our board of directors and a minority shareholder in the Company through his beneficial ownership (or deemed beneficial ownership) of GDEV ordinary shares and warrants – was added to the SDN List by OFAC pursuant to Executive Order 14024. The Company does not have any outstanding contracts with Ivan Tavrin or any of his affiliates, and does not believe that the sanctions imposed on Ivan Tavrin have any direct impact on the Company, its business operations or processes.

Furthermore, even if an entity is not formally targeted by sanctions by the United States, the European Union, the United Kingdom or other jurisdictions, customers and business partners of such entity may decide to reevaluate or cancel projects with such entity for reputational or other reasons. As result of the ongoing conflict in Ukraine, many U.S. and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, technology, travel and logistics, manufacturing and others, have indefinitely suspended their operations and paused commercial activities in Russia and Belarus. For example, Apple and Google, two of the primary platforms that distribute our games, have suspended their respective digital wallet and mobile payment services, Apple Pay and Google Pay, in relation to credit cards issued by Russian financial institutions that are the subject of sanctions. Players who access our games via these platforms in Russia (that use credit cards issued by such financial institutions) will therefore be disconnected from the primary means to make in-game purchases. We therefore have experienced and expect a continued significant decline in Bookings, and therefore revenues, derived from players located in Russia, which may materially and adversely affect our business, results of operations and financial condition.

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

Our functional currency is the U.S. Dollar and our expenses are primarily denominated in U.S. Dollars. However, a substantial portion of our revenue are denominated in euros and other currencies. This foreign currency exposure gives rise to market risk associated with weakening of these other currencies versus the U.S. Dollar.

Users of our games pay for in game purchases with their local currencies in the jurisdictions in which we operate. We receive Bookings from third-party platforms that distribute our games, which convert payments received in local currencies into U.S. Dollars and/or euros at spot rates that are outside of our control. For example, in the past, we have experienced a reduction of our Bookings due to a fast depreciation in Japanese yen. Should exchange rates change dramatically, this could have a material adverse effect on our results of operations. In addition, increased international sales in the future may result in greater foreign currency denominated sales, increasing our foreign currency risk.

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

We are subject to a variety of laws in the jurisdictions in which we operate, including laws regarding advertising, consumer protection and intellectual property, which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. For example, in 2022 and 2023, we received notification from regulators in Canada, Australia and Germany alleging that certain of our advertising was misleading or inappropriate. While we have amended or discontinued the adverts referenced in the notices and do not expect further action from the relevant regulators, we may be subject to further complaints and, as a result, our reputation may be harmed and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Additionally, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the adverts posted or the content provided by users. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. We are potentially subject to a number of foreign and domestic laws and regulations that affect the offering of certain types of content, such as content that depicts violence, many of which are ambiguous, still evolving and could be interpreted in ways that could harm our business or expose us to liability. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject.

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

We are held by a diverse group of shareholders. Our largest shareholders include our co-founders, Andrey Fadeev and Boris Gertsovskiy and Everix Investments Limited, who beneficially own an aggregate of approximately 22%, 16% and 41%, respectively, of our currently outstanding ordinary shares, and whose individual interests will influence the decision-making process of the Company by means of their representation on our Board of Directors. As a result, we have no single controlling shareholder able to influence key decision making and therefore any disagreements among our largest shareholders could potentially adversely affect the key decision-making process, which could result in significant disruptions to our business and may materially adversely affect our business, results of operations, cash flows or financial condition.

Conversely, these largest shareholders, acting together, could have significant influence over the outcome of matters submitted to our shareholders for approval, including the election or removal of directors; any amendments to our memorandum and articles of association; any merger, consolidation or sale of all or substantially all of our assets; and over the management and affairs of the Company. Furthermore, our memorandum and articles of association contain provisions requiring certain matters to be approved by a supermajority vote of directors (all directors minus one) that effectively allow any two directors to block actions that the other directors believe are in the best interests of the Company and may materially adversely affect our business, results of operations, cash flows or financial condition. Matters that require the approval of a supermajority of directors include:

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

Risks Related to the Company’s Securities and the Offering

The price of our ordinary shares and warrants may be volatile.

The price of our ordinary shares and warrants may fluctuate due to a variety of factors, including:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in the industry;
•	mergers and strategic alliances in the industry in which we operate;
•	market prices and conditions in the industry in which we operate;
•	changes in government regulation;
•	potential or actual military conflicts or acts of terrorism;
•	the failure of securities analysts to publish research about us, or shortfalls in our operating results compared to levels forecast by securities analysts;
•	announcements concerning the Company or our competitors; and
•	the general state of the securities markets.

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

We have registered for resale by certain selling securityholders up to 222,516,619 ordinary shares and up to 7,750,000 warrants. Furthermore, we have registered 9,826,155 ordinary shares subject to issuance under our 2021 Employee Stock Option Plan, which ordinary shares may, upon issuance, be resold in the public market. Sales of a substantial number of ordinary shares in the public market by those selling securityholders and/or by our other securityholders, or the perception that those sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our ordinary shares.

Upon Kismet’s initial public offering (the “IPO”), the Sponsor held an aggregate of 6,750,000 Kismet founder shares which it had acquired against a capital contribution of $25,000, representing an acquisition price of approximately $0.0037 per share. In the IPO, Kismet issued 25,000,000 units to public holders at a price of $10.00 per unit, with each unit consisting of one Kismet ordinary share and one-half of one Kismet warrant. Simultaneously with the consummation of the IPO, the Sponsor purchased 6,750,000 Kismet private placement warrants at a purchase price of $6,750,000, or $1.00 per private placement warrant. Upon the consummation of the Transactions, (i) the Sponsor’s 6,750,000 Kismet founder shares were converted into 6,750,000 GDEV ordinary shares, (ii) 3,188,758 Kismet ordinary shares issued to public holders (following the redemption of 21,811,242 Kismet ordinary shares prior to the Transactions) were converted to 3,188,758 GDEV ordinary shares, (iii) the Sponsor’s 6,750,000 Kismet private placement warrants were converted into 6,750,000 GDEV private placement warrants, (iv) the Sponsor acquired, pursuant to the terms of an amended and restated forward purchase agreement, 5,000,000 GDEV ordinary shares and 1,000,000 GDEV warrants for an aggregate purchase price of $50,000,000, or approximately $9.86 per GDEV ordinary share and approximately $0.72 per GDEV warrant (assuming an estimated purchase price allocation based upon the closing trading price of Kismet’s public warrants of $0.72 on August 27, 2021, the closing date of the Transactions), and (v) the Sponsor transferred, pursuant to the PIPE subscription financing, 1,625,000 GDEV private placement warrants to the PIPE investors, for which the Sponsor did not receive any consideration.

The ordinary shares being offered for resale by the aforementioned selling securityholders amounts to approximately 90.0% of our ordinary shares outstanding as of December 31, 2023 on a fully diluted basis assuming both (a) the exercise of all outstanding warrants and the exercise of all options vested as of that date and (b) the issuance of all ordinary shares issuable under our 2021 Employee Stock Option Plan (excluding ordinary shares associated with such vested options). Given the substantial number of ordinary shares registered for potential resale by those selling securityholders, the sale of ordinary shares by those selling securityholders, or the perception in the market that the selling securityholders of a large number of shares intend to sell shares, could increase the volatility of the market price of our ordinary shares or result in a significant decline in the public trading price of our ordinary shares. Even if our trading price is significantly below $10.00, the offering price of the Kismet units offered in its IPO, the Sponsor, one of those selling securityholders, may still have an incentive to sell our ordinary shares because it acquired 6,750,000 ordinary shares relating to the 6,750,000 Kismet founder shares at prices lower than the public investors or the last reported trading price of our ordinary shares. For example, based on the last reported sale price of our ordinary shares of $2.23 on April 26, 2024, the Sponsor would experience a potential profit in respect of 6,750,000 of its GDEV ordinary shares relating to the 6,750,000 Kismet founder shares of up to approximately $2.226 per share, or approximately $15.0 million in the aggregate. While the Sponsor may experience a positive rate of return based on the trading price of our ordinary shares, the public holders of our ordinary shares may not experience a similar rate of return on the ordinary shares they purchase due to differences in the applicable purchase price and trading price. Ivan Tavrin, a former director of the Company and the former sole owner of the Sponsor who maintains sole voting and dispositive power over all of GDEV ordinary shares held by the Sponsor until February 15, 2025 (and therefore may be deemed to share beneficial ownership over the GDEV ordinary shares owned by the Sponsor), has caused the Sponsor to offer its entire holding in GDEV securities, comprising 11,750,000 ordinary shares and 6,125,000 warrants, for resale. On December 12, 2023, the U.S. Department of Treasury’s Office of Foreign Assets Control added Ivan Tavrin to its Specially Designated Nationals and Blocked Persons List (“SDN List”) pursuant to Executive Order 14024. Accordingly, until such time, if any, that Ivan Tavrin is removed from the SDN List, the Sponsor will be restricted from selling any GDEV ordinary shares held by it.

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

Furthermore, we may issue additional equity or convertible debt securities in the future which may dilute our existing shareholders’ holdings. In accordance with our Amended and Restated Memorandum and Articles of Association, we are authorized to issue an unlimited number of ordinary shares, and existing shareholders will have no pre-emptive rights in connection with such further issuances. The Company currently holds 17,570,264 of its ordinary shares in treasury, all or a portion of which the Company intends to reintroduce into the securities markets with the aim to bolster the trading liquidity of the Company’s ordinary shares by increasing its public float. We cannot predict the size or nature of future issuances or the effect that future issuances and sales of our ordinary shares will have on the market price of our ordinary shares. Issuances of a substantial number of additional ordinary shares, including in connection with acquisitions of new businesses in accordance with our acquisition strategy, or the perception that such issuances could occur, may adversely affect prevailing market prices for our ordinary shares. With any additional issuance of our ordinary shares, our investors will suffer dilution to their voting power and economic interest.

Certain Company Shareholders control the Company and their interests may conflict with ours or those of our shareholders in the future.

Approximately 79.5% of our currently outstanding ordinary shares are beneficially owned by Andrey Fadeev, Boris Gertsovskiy and Everix Investments Limited. Moreover, these shareholders have the right to designate directors subject to the maintenance of certain ownership requirements in the Company. See “Item 10 Additional Information—B. Memorandum and Articles of Association.” Even if and when these shareholders cease to own a majority of our outstanding ordinary shares, for so long as they continue to own a significant percentage of our ordinary shares, they will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, these will have significant influence with respect to the Company’s management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as these shareholders continue to own a significant percentage of our outstanding ordinary shares, these will be able to cause or prevent a change of control of the Company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of the Company. The concentration of ownership could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of the Company and ultimately might affect the market price of our ordinary shares.

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

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In particular, Section 404 of the Sarbanes-Oxley Act (“Section 404”) requires us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. As an emerging growth company, our management expects to avail itself of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of its internal control over financial reporting under Section 404. See “—As an ‘emerging growth company,’ we cannot be certain if the reduced disclosure requirements applicable to ‘emerging growth companies’ will make our ordinary shares less attractive to investors.” However, we may no longer avail ourselves of this exemption when we cease to be an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. As a public company, we are required to provide an annual management report on the effectiveness of our internal control over financial reporting. Since becoming subject to the Sarbanes-Oxley Act as a U.S. public company, in the financial years prior to the year ended December 31, 2023, we identified material weaknesses and significant deficiencies in our internal controls over financial reporting, which we have fully remediated as of December 31, 2023. Nevertheless, we can give no assurance that additional material weaknesses and/or significant deficiencies in our internal control over financial reporting will not be identified in the future. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business, results of operations and financial condition and could cause a decline in the trading price of our ordinary shares.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of our ordinary shares.

We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act. However, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to the Company on June 30, 2024.

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

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” We may remain an “emerging growth company” until the fifth anniversary of the date on which our ordinary shares were offered in connection with the Transactions or until such earlier time that the Company has more than $1.235 billion in annual revenues, has more than $700 million in market value of its ordinary shares held by non-affiliates, or issues more than $1.0 billion of non-convertible debt over a three-year period. Further, there is no guarantee that the exemptions available to us under the JOBS Act will result in significant savings. To the extent that our management chooses not to use exemptions from various reporting requirements under the JOBS Act, we will incur additional compliance costs, which may impact earnings.

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

Our management currently expects that securities research analysts may establish and publish their own periodic projections for the Company’s business. These projections may vary widely and may not accurately predict the results we actually achieve. The Company’s share price may decline if its actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on the Company downgrades its stock or publishes inaccurate or unfavorable research about its business, its share price could decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on it regularly, our share price or trading volume could decline. While our management expects research analyst coverage, if no analysts commence coverage of the Company, the trading price and volume for our ordinary shares could be adversely affected.

If we or any of our subsidiaries are characterized as a passive foreign investment company for U.S. federal income tax purposes, U.S. holders may suffer adverse U.S. federal income tax consequences.

A non-U.S. corporation generally will be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the composition of our and our subsidiaries’ income, assets (including goodwill) and operations during the relevant period, we do not believe we were a PFIC for the taxable year ending on December 31, 2023. However, there can be no assurances in this regard, nor can there be any assurances that we will not be treated as a PFIC in the current taxable year or any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether we are or any of our subsidiaries is treated as a PFIC is determined on an annual basis after the close of each taxable year. The determination of whether we are or any of our subsidiaries is a PFIC is a factual determination that depends on, among other things, the composition of our income and assets (including goodwill), and the fair market value of our and our subsidiaries’ shares and assets. In this regard, changes in the fair market value of its shares could cause GDEV to become treated as a PFIC because such changes would generally result in changes in the value of goodwill of GDEV for the purposes of determining the PFIC status of GDEV under applicable U.S. federal income tax law. Similarly, changes in the composition of our or any of our subsidiaries’ income or assets may cause us to be or become a PFIC for the current or subsequent taxable years as well.

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

On December 19, 2023, the Company launched a tender offer to purchase for cash a minimum of 15,000,000 of its ordinary shares, up to a maximum of 20,000,000 ordinary shares, at a purchase price of $2.00 per share (the “Tender Offer”). The Tender Offer expired on January 18, 2024, resulting in the Company’s accepting for purchase 16,554,256 shares. The shares acquired pursuant to the Tender Offer are held by the Company as treasury shares, and will remain available for the Company to issue in the future.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2023 and for those currently in progress, see “Item 5. Operating and Financial Review and Prospects.”

B.	Business Overview

Overview

We build mobile, web and social games for millions of players to enjoy globally. We are one of the top five independent mobile game developers in Europe (excluding developers owned and controlled by other companies active in the gaming market) based on in-game purchases in 2023, net of platform fees, according to data provided by data.ai. Our games are free to play, and we continuously innovate our games to provide novel, curated in-game content to our users at optimal points in their game journeys.

Our core product offering, Hero Wars, offers a suite of games across mobile, social and web-based platforms and has, since its launch in 2016, evolved into a well-recognized global gaming franchise in the RPG genre, with 5.6 million MAUs across more than 70 countries in 2023. In 2023, Hero Wars ranked 7th on Android and 6th on iOS according to data provided by AppMagic.

Continuous improvements in game content and focus on customer engagement has allowed us to monetize on the popularity of our games and achieve attractive key performance metrics. In particular, between 2018 and 2021, we achieved 13 times’ growth in Bookings and as of December 31, 2022, our cumulative all time Bookings crossed the $1.5 billion mark. We benefit from predictable cohorts and a loyal base of core players, which supports our ability to sustain our monetization per user. In the year ended December 31, 2023, cohorts from previous periods accounted for approximately 72% of our Bookings for our core product, Hero Wars.

Since our formation over a decade ago, we have developed a sizeable built-to-scale platform, enabling us to streamline content development and offering a value-enhancing opportunity for our new and existing games. In 2022, we entered into agreements to acquire four separate gaming studios to expand our portfolio of midcore games, enlarge our player base and expand into new genres. We plan to further expand gameplays within our current products as well as work towards new game offerings.

Our headquarters are in Cyprus. As of December 31, 2023, we had 726 employees. Our revenue for the years ended December 31, 2023 and 2022 was $464.5 million and $479.7 million, respectively, and our Bookings2 for the same periods were $421.6 million and $449.4 million, respectively. We recorded net cash flows generated from operating activities of $17.9 million and $116.1 million for the years ended December 31, 2023 and 2022, respectively. Our total comprehensive income net of tax for the years ended December 31, 2023 and 2022 was $48.0 million and $10.7 million, respectively.

Our Industry

We operate in the global digital gaming market, a large and strategically important component of the overall entertainment market. The global digital gaming market attracted approximately $184.0 billion of consumer spending in 2023 according to Newzoo. Also, according to Newzoo, the global gaming population amounted to 3.3 billion people in 2023, which is 4.3% higher than 2022’s player number. These “gamers” were active across a variety of platforms, including both traditional PC and console as well as newer formats such as mobile, tablet, and cloud. The digital gaming market is also a truly global market, with the Asia-Pacific region accounting for 52% of the global players in 2023, and the Americas and Europe accounting for 17% and 14%, respectively, according to Newzoo.

Driven by the expansion of mobile broadband and the proliferation of smartphones, games today can be enjoyed whenever and wherever players desire. According to NewZoo, the mobile gaming market is the largest segment within the gaming industry, amounting to an estimated $90.5 billion in consumer spend in 2023 representing approximately 49% of the total gaming market.

2For a definition of Bookings, see “—Key performance metrics—Bookings.”

In 2023 the worldwide gaming revenue increased year-over-year, with a 0.6% increase of the total gaming market in 2023 as compared with 2022 despite challenging macroeconomic factors, according to Newzoo. The mobile segment experienced a year-on-year revenue decline of 1.4% in 2023, as opposed to high growth rates prior to 2022, though the decrease in 2023 decelerated as compared to 2022 (a 6.7% decrease of the mobile gaming market in 2022 in comparison with 2021) according to Newzoo. However, according to Newzoo, the revenue growth in emerging markets and the continued strong performance of mobile’s biggest legacy hits ensured certain stability in the market in 2023, but not enough to secure growth in the segment. Mobile remained gaming’s most significant segment by consumer spending by far, accounting for just under a half of the entire global market. Newzoo also highlighted that mobile publishers are currently facing privacy-related monetization and user-acquisition challenges due to policies of Apple, Google and other platforms. As a consequence, mobile gaming companies started to adjust their marketing and user acquisition strategies and experiment with new instruments and channels while scaling down the investments in user acquisition in 2022 and 2023 as compared with prior years.

Still, we believe the overall prospects remain relatively positive: according to Newzoo, looking further ahead, the number of global players will continue to grow with a 2021-2026 CAGR of +3.7% to reach 3.68 billion players by the end of 2026 and the number of worldwide payers will continue to grow with a CAGR (2021-2026) of +4.2% to reach 1.62 billion payers by the end of 2026.

Casual vs. Hardcore and Mid-Core games

Based on the intensity and complexity of the game content and their breadth of appeal, games can be sub-divided into casual, hardcore and mid-core. The Company defines Hero Wars as mid-core and Island Hoppers as casual.

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

According to data.ai, the mobile RPG market amounted to $24.5 billion of in-app purchases spend in 2023, amounting to approximately 30% of the total in-app purchases spend, comprising only 3% of all game downloads. The RPG game genre remained the leader by consumer spend in 2023 and, more specifically, RPG – Team Battle was the third top-grossing subgenre among all game subgenres according to Data.ai.

Competition

We believe the industry in which we operate is characterized by significant competition. Our primary competitors are online gaming companies operating in similar sub-genres. With respect to Hero Wars, we define the sub-genre as hero-collection mid-core RPG. With respect to Island Hoppers, we define the sub-genre as casual farming adventure game. However, given the global nature of the industry and our main distribution platforms, we essentially compete with a broader set of mobile games and also social and PC-based games. Ultimately, we also compete for the leisure time, attention and discretionary spending of our players against other forms of offline and online entertainment – including social media, OTT video, books and music – on the basis of a number of factors, including quality of player experience, breadth and depth of gameplay, ability to create or license compelling content, brand awareness and reputation and access to distribution channels.

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

Although the barriers to entry in mobile gaming can be considered to be relatively low, barriers to success and achieving critical scale are substantially higher. While the total number of mobile games is in thousands, only a relatively small fraction of those reach the scale that allows them to sustainably compete on a global level. According to data.ai, in 2023 there were only 150 games with global annual consumer spend over $100 million, therefore, a significantly limited number having a scale comparable to ours.

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

2020	U.S. share became the largest and exceeded one-third of the Nexter Global’s revenue, while the total install base reached almost 100 million players.
2021	The Company officially released two new casual games, Chibi Island, a new farm and adventure game and Island Questaway.

On August 26, 2021, we consummated our business combination with Kismet.

2022

In January 2022, the Company entered into agreements to acquire gaming studios to expand its portfolio of midcore games and enlarge its player base, including Cubic Games, the publisher of Pixel Gun 3D, one of the world’s largest mobile first-person shooter (“FPS”) by monthly audience.

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

In October 2023, the Company globally released Island Hoppers following the successful completion of its soft launch under its former title, Island Questaway.

Our Strengths

Portfolio of strong-performing games on mobile and desktop platforms with a leading blockbuster mid-core RPG title, Hero Wars.

Our core product offering, Hero Wars, offers a suite of games across mobile and desktop (including social and web-based) platforms and has, since its launch in 2016, evolved into a well-recognized global gaming franchise in the RPG genre, with 5.6 million MAUs across more than 70 countries in 2023. We are one of the top five independent game developers in Europe (excluding developers owned and controlled by other companies active in the gaming market) based on in-game purchases in 2023, net of platform fees, according to data provided by data.ai. In 2023, Hero Wars ranked 7th on Android and 6th on iOS according to data provided by AppMagic. In 2021, we soft launched Island Questaway (which we globally released under its new title, Island Hoppers, in 2023) and in 2022, we acquired Pixel Gun 3D, thus diversifying the genres of games offered to our players and bringing with them a nonoverlapping target audience, art style and monetization models.

While games we offer on mobile represent the core part of our franchise, we offer a suite of games on both mobile and desktop, which allows us to reduce risk of over-dependence on a single platform. The desktop versions of our games enable us to access a wider audience and expand our addressable market. In 2023, 62% of our Bookings were attributable to mobile and 38% to desktop, compared to 63% mobile and 37% desktop in 2022.

We believe that the positioning of our games enables us both to enhance content offerings inside the main products as well as to grow into different genres and potentially add adjacent markets such as, among other things, multimedia and merchandize.

Highly diversified global user and revenue base underpinning the quality of earnings.

We have developed a highly diversified customer base and proven ability to adapt and localize our games across regions and countries. Originally launched in Russian, Hero Wars is currently available in thirteen languages and in more than 70 countries across the world, including major markets such as the United States, the European Union, Japan and South Korea. Developed markets account for the majority of our revenue base, with United States accounting for 35% of our revenue in 2023 while Europe and Asia accounting for 25% and 24%, respectively, in the same period. In the year ended December 31, 2022, the United States accounted for 33% of our revenue, with Europe and Asia accounting for 21% and 26%, respectively. Such diversification further serves as a protection against currency fluctuations, as well as any adverse country-specific events in terms of consumer behavior, local regulations, access to social networks, and other factors. Our multi-language capabilities, technological edge and proven success across multiple jurisdictions serves as a strong foundation for further expansion in other major markets where we are currently not or underrepresented.

In 2022, we diversified our game offerings into new genres, casual and first-person shooter, and plan to further expand gameplays within our current products as well as work towards new game offerings.

Superior data-driven user acquisition, engagement, and monetization.

Over the last three years, our marketing and user acquisition strategy allowed us to significantly increase our user base and Bookings. As of December 31, 2023, we had a marketing team of approximately 96 professionals (including creative, marketing analytics, user acquisition, and marketing growth) and pursue broad user acquisition strategy across multiple channels, platforms, and social networks (such as YouTube and Facebook) utilizing proprietary user acquisition technology and data-driven decision-making that focuses on getting players directly into the game. We primarily target potential active users and payers with a breakeven period of not more than two years from install. We believe that we have been particularly successful in identifying and attracting a core base of frequent payers in the game who generate superior revenue flow and form loyal and predictable cohorts.

Continuous improvements in game content and focus on customer engagement has allowed us to monetize on the popularity of our games and achieve attractive key performance metrics. In particular, between 2018 and 2021, we achieved thirteen times’ growth in Bookings and as of December 31, 2022, our cumulative all time Bookings crossed the $1.5 billion mark. We benefit from predictable cohorts and a loyal base of core players, which supports our ability to sustain our monetization per user. In the year ended December 31, 2023, cohorts from previous periods accounted for approximately 72% of our Bookings for our core product, Hero Wars.

Technology platform built to scale, fueling our content development strategy.

Since our formation over a decade ago, we have developed a sizeable built-to-scale platform, enabling us to streamline content development and offering a value-enhancing opportunity for boosting content offerings in current games as well as creating new content for potential new games. As of December 31, 2023, we had a team of approximately 369 experienced developers and data scientists (including artists and game designers) as well as approximately 72 specialists covering in-game social network and customer support. We incorporate data-driven decision-making into our entire game development process and use proprietary predictive models to assess the likelihood of success of new product launches and allocate our production team resources to focus on building features to improve the return on our investment in our games. Our strong analytics team is one of the key service functions in the company that not only helps us to determine new opportunities for growth and provides predictions for efficient marketing but also plays an important role in establishing key performance indicators and ultimately allows us to make data-informed decisions. Unlike some of our peers who focus exclusively on mobile segment of the market, our multi-platform capabilities allow us to reach out to a broader target audience and offer a more diversified and sophisticated gaming experience as well as supports ongoing innovation and improvement of game content.

Strong potential for profitability and cash flow generation

Our financially sound and cash generative business model has enabled us to achieve sustainable self-funded growth without attracting material external financing since our inception. In particular, between 2018 and 2021, we achieved thirteen times growth in Bookings, with our cumulative all time Bookings having crossed the $1.5 billion mark as of December 31, 2022, while generating $116.1 million in net cash flows generated from operating activities for the year ended December 31, 2022, though in the year ended December 31, 2023, we experienced a net cash flow of $17.9 million from operating activities, driven by substantially increased investments into new players during 2023. Our core game offering, Hero Wars, had an average of 264 thousand MPUs for the year ended December 31, 2023 and 263 thousand MPUs for the year ended December 31, 2022, generating an average Monthly Payer Conversion of 4.7% and 7.4%, respectively, over the same periods.

Our consistent revenue generation is underpinned by predictable cohorts and a loyal base of core players. As such in 2023, cohorts from previous periods accounted for approximately 72% of our Bookings for our core product, Hero Wars, and the ABPPU for all of our game offerings was $86/month. We view Armenia and Kazakhstan as a cost-advantaged locations for our offices due to the relatively low cost of living and the cost effectiveness of running a technology business that employs high-skilled professionals compared to many developed markets such as the United States or the United Kingdom. A combination of global revenue base and relatively low cost base creates significant operating leverage in our business.

Founder-led management team supported by the complementary expertise of core shareholders.

We were founded by Andrey Fadeev and Boris Gertsovskiy, who have led our Company from its inception to becoming a top five independent mobile game developers in Europe (excluding developers owned and controlled by other companies active in the gaming market), based on in-game purchases net of platform fees for 2023, according to data provided by data.ai. For the years ended December 31, 2023 and 2022, we generated $421.6 million and $449.4 million, respectively, in Bookings. As of December 31, 2023, we had approximately 726 employees. As software developers by training, our founders are, among other things, the key architects behind our game development and content strategy. Our core management team has been stable and comprises a diverse team of skillful professionals who have proven to be among the best in the industry through the years. We believe our management’s core competencies are well complemented by the strategic relationship with Bukhman brothers, founders of Playrix (a leading global mobile games developer), who acquired a large minority stake in Nexters Global in 2018 and have been instrumental in our industry-leading expertise.

Well-positioned consolidation platform.

We believe we are well placed to selectively pursue potential acquisitions in Europe and potentially other regions. Since being a publicly traded company, we have already entered into agreements to acquire a few gaming studios in the midcore segment, with a view to expanding our portfolio of midcore games and enlarging our player base, including Cubic Games, the publisher of Pixel Gun 3D, one of the world’s largest mobile FPS by monthly audience.

Our Strategies

Our vision is to become one of the leading global multi-genre gaming companies, primarily through the continuous organic development and growth investments as well as through selective M&A expansion. To this end, we intend to further build on the success of our Hero Wars platform that has a strong potential to become a “forever franchise,” develop our pipeline of new games, and evaluate certain acquisition opportunities.

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

Description of Our Principal Business Activities

We build mobile, web, and social games for millions of players to enjoy globally. We are one of the top five independent game developers in Europe (excluding developers owned and controlled by other companies active in the gaming market) based on in-game purchases for 2023, net of platform fees, according to data provided by data.ai. Our portfolio includes three games that we actively manage. Our portfolio includes casual, RPG and FPS (through acquisition of Cubic Games’ Pixel Gun 3D), which are distributed through mobile and web-based platforms and are free to play, generating revenue through in app purchases and advertising. We frequently introduce new features, offers, and content, including quests, rewards, challenges, player vs. player (“PvP”) competitions, customizations, and promotions that enhance the overall player experience.

Game Portfolio

Our core game offering is Hero Wars, which was downloaded 33.4 million times in 2023 on iOS and Android and has an average rating of 4.4 among users. Island Questaway was soft launched in November 2021 and, at the time of its global release in 2023 under its new title, Island Hoppers, had new registered users of 10.4 million. Through our acquisitions in January 2022, we added Pixel Gun 3D and Block City Wars to our portfolio of gaming titles.

As of and for the year ended December 31, 2023, we generated $422 million in Bookings, 90% of which were attributable to Hero Wars and 10% attributable to our other titles.

We plan to further expand gameplays within our current products as well as work on new offerings.

Hero Wars
Genre:	RPG
Launch:	2016
Rating[3]:	4.4/5
DAUs (in thousands)[4]:	777
MAUs (in millions)[5]:	5.6
MPUs (in thousands)[6]:	264
Monthly Payer Conversion[7]:	4.7%
ABPPU[8]:	$120.3/month ($136.3/month from the web platform)

3 Rating for current version in the United States’ Apple App Store and Google Play Store as of December 31, 2023.

4 Determined as of December 31, 2023. For a definition of DAUs, see “Item 5. Operating and Financial Review and Prospects—Key performance metrics—Daily Active Users.”

5 Determined as of December 31, 2023. For a definition of MAUs, see “Item 5. Operating and Financial Review and Prospects—Key performance metrics—Monthly Active Users.”

6 Determined as of December 31, 2023. For a definition of MPUs, see “Item 5. Operating and Financial Review and Prospects—Key performance metrics—Monthly Paying Users.”

7 Determined as of December 31, 2023. For a definition of monthly payer conversion, see “Item 5. Operating and Financial Review and Prospects—Key performance metrics—Monthly Payer Conversion.”

8 Determined as of December 31, 2023. For a definition of ABPPU, see “Item 5. Operating and Financial Review and Prospects—Key performance metrics—Average Bookings Per Paying User.

Launched in 2016, Hero Wars is our blockbuster mid-core multi-platform RPG. It is an adventure game, where players start with a single hero and progress through the game by collecting new heroes, battling enemies, powering up heroes, unlocking skills and training their hero pack. The game allows players to fight epic multiplayer PvP battles against enemies, characters and bosses for power, rewards, or rare items. Players are able to purchase virtual items, including boosts and other items within the game to further their progression and unlock more virtual rewards. In 2023, Hero Wars was in the top 100 grossing worldwide mobile app, according to data provided by AppMagic. For the year ended December 31, 2023, we generated $17.9 million in net cash flows generated from operating activities, with Hero Wars being the major contributor.

For the year ended December 31, 2023, Hero Wars generated $381 million in Bookings, representing a decline of 12% in comparison to its Bookings in 2022 due to the prolonged overall negative trend in the gaming market in 2022 and 2023. The following graphic illustrates the split of our Hero Wars Bookings by geography in 2023.

Other — Includes Bookings not allocated to any specific geography.

By distribution platform for the year ended December 31, 2023, 62% of our Bookings were generated from mobile (representing a 1% decrease in the portion of our total Bookings attributable to mobile compared to the previous year, resulting from a shift towards desktop), 38% from desktop (including social and web) (representing a 1% increase compared to the previous year, resulting from shift towards desktop).

For the year ended December 31, 2023, Hero Wars had DAUs of 777 thousand (representing an increase of 9% over the previous year), with 61% on mobile and 39% on desktop (including social and web), and MAUs of 5.6 million. Hero Wars’ MPUs were 264 thousand for the year ended December 31, 2023, broadly similar to previous year. The ABPPU was $120.3/month for the year ended December 31, 2023, a decrease compared to $138.0/month in 2022.

We adjust the gameplay, the user interface, difficulty levels and the available in-game items and features depending on the platform on which our games are distributed in accordance with A/B test results (which tests users’ responses to variant A versus variant B, and concluding which of the two variants is more effective), other analytical data, user surveys and our understanding of user preference per platform. Accordingly, the versions of Hero Wars distributed through the mobile platforms Apple App Store, Google Play and Huawei are similarly configured, whereas the versions of Hero Wars distributed through web and social networks differ substantially from the mobile versions. We are continuously adjusting Hero Wars for both platforms, taking into account different marketing strategies and different user behavior. For example, paying web players tend to spend more money and time in game, due in part to less competition among web-based games as well as the fact that the game can stay idle on PCs and laptops. By contrast, competition is high in mobile games and time in game is restricted by user screen time. As a result, we build and continuously develop the web-based Hero Wars as a separate product with deeper monetization mechanics and separate marketing instruments, and allocate separate teams to its development. Correspondingly, in mid-2023, we conducted a soft rebranding of Hero Wars with the names of the mobile and PC browser versions of the game being changed to “Hero Wars: Alliance” and “Hero Wars: Dominion Era”, respectively. The rebranding is designed to differentiate the two versions of the game and create a more distinct identity for each version in the future.

Island Hoppers

Genre:Farming game with puzzles

Launch:2021 (Android and iOS)

Rating9:4.3/5 on Google Play and 4.6/5 on
the Apple App Store

Soft launched in 2021 under its former title, Island Questaway, Island Hoppers represents an important expansion of GDEV’s portfolio into casual gaming. Island Hoppers offers fresh and exciting gameplay through a blend of different genres with a farming game that features an engaging storyline as well as a variety of puzzles to solve for an exciting, fun gaming experience.

9 Rating for current version in the United States’ Apple App Store and Google Play Store as of December 31, 2023.

Pixel Gun 3D

Genre:First-person shooter

Launch:2013 (iOS); 2014 (Android, Amazon), 2020 (Huawei)

Rating10:4.2/5 on Google Play and 4.7/5 on
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

Block City Wars

Genre:Action, adventure, simulation

Launch:2014 (Android and iOS); 2015 (Amazon)

Rating11:4.0/5 on Google Play and 4.2/5 on
the Apple App Store

10 Rating for current version in the United States’ Apple App Store and Google Play Store as of December 31, 2023.

11 Rating for current version in the United States’ Apple App Store and Google Play Store as of December 31, 2023.

Acquired in 2022, Block City Wars is a legacy title of Gracevale Ltd. with more than 50 million cumulative downloads. Block City Wars is a multiplayer shooter, which offers gamers an open world map with the ability to compete with other players, drive cars and choose guns among an arsenal of weapons.

Monetization

Our games are based on the free-to-play monetization model, whereby we generate revenues through in-game purchases (the sale of virtual goods within the game) and in-game advertising. We strive to enhance our games by offering players the option to accelerate their progress and deepen the gaming experience through in-game purchases. As of and for the year ended December 31, 2023, we generated $421.6 million in Bookings, 90% of which were attributable to Hero Wars and 10% attributable to our other titles and newly acquired ones. As of and for the year ended December 31, 2022, we generated $449.4 million in Bookings, 96% of which were attributable to Hero Wars and 4% attributable to our other titles.

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

Distribution Platforms

We offer our games across mobile, social, and web platforms. For the year ended December 31, 2023, 62% of our Bookings were generated from mobile and 38% from desktop (including social and web-based).

Our mobile gaming offering is split between two operating systems: Apple iOS, with games distributed in the Apple App Store and Google Android, with games distributed mainly in Google Play. We also distribute our offering through social media channels, primarily Facebook. Players discover games within the distribution platforms by searching games using the built-in search tools, browsing the top charts, trending downloads, and various other category lists, and by using other marketplace features. There are also various built-in promotional campaign placements within each marketplace. We strive to maintain good relationships with each marketplace to access this high-visibility promotional inventory. Ultimately, internal decision-making between the marketplace stakeholders determines which games are featured in these placements and the various other promotional categories. In addition to serving as distribution platforms, the online marketplaces offer integrated payment systems that allow users to make recurring in-game purchases, using a reliable trusted infrastructure. As at the date of this Annual Report, the distribution platforms charge us commissions which vary by platform and by country. Our platform commissions were 25% and 28% of revenues earned through in-game purchases for the years ended December 31, 2023 and 2022, respectively.

Our web-based gaming offering is distributed through our own platforms, where we rely on Xsolla, a third-party online payment service provider, to process any payments generated in games accessed through our website. Previously, we had licensed Savva Vangelina to distribute Puzzle Island, the development-stage predecessor of Island Hoppers, via their platform and we received licensing revenue from such distribution. With the soft launch of Island Hoppers (under its former title, Island Questaway) in November 2021, we terminated the licensing agreement with Savva Vangelina.

Technology

We have invested in developing our technology stack to support the growth of our business. We operate on a cloud-based technology platform, which we believe is sufficiently scalable, flexible and stable to handle our scale of operations. Our platform has the ability to handle millions of users accessing our games each month with sufficient levels of performance and reliability. For the years ended December 31, 2023 and December 31, 2022 our average MAU was 11.4 million and 7.6 million, respectively.

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

We develop and produce our own titles using a development process in which a group of creative, production, and technical professionals collaborate. Our new game development is governed by four key stages: prototype, test launch, soft launch, and core game release. Quality assurance personnel are involved throughout the development and production of published content and our games are subject to extensive testing before public release to assure compatibility with appropriate hardware systems and configurations and to minimize the number of bugs and other defects found in the products. We are responsible for the entire development and production process. In addition, we outsource some of the processes to external providers acting under our supervision and control. As of December 31, 2023, we had a team of approximately 369 experienced developers and data scientists (including artists and game designers) as well as approximately 72 specialists covering in-game social network and customer support.

Intellectual Property

We consider our intellectual property rights, including our trademarks, copyrights and trade secrets, to be, in the aggregate, material to our business. We endeavor to protect our investment in our intellectual property by seeking to protect it in the key jurisdictions where we do business. When appropriate, we seek to obtain trademark protection by registering trademarks for the names and designs under which we market and license our games. As of December 31, 2023, we owned 20 trademarks that have been registered or applied for in United States and 31 trademarks that have been registered or applied for in jurisdictions outside of the United States. These trademark registrations include “GDEV,” “Nexters,” “Cubic Games,” “Hero Wars: Alliance,” “Hero Wars: Dominion Era,” “Island Hoppers,” “Pixel Gun 3D” and “Block City Wars,” as well as figurative trademarks of certain of our game characters. We also own registrations for the internet domains for our websites. Additionally, many aspects of our games, including feature elements such as game characters, are subject to copyright protection. Further, we own trade secrets relating to our games and the software and technology that we use to operate those games and our business.

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

We develop tailored monetization and retention strategies for different parts of our users’ lifecycles, including before they become paying users, after they become paying users, and for users who become inactive. We operate a centralized marketing team that performs key marketing and user acquisition functions. As of December 31, 2023, we had approximately 96 marketing employees (including creative, marketing analytics, user acquisition, and marketing growth).

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

There has been considerable focus on in-game offers to purchase virtual goods or premiums with real world currency (or with virtual in-game currency that can be purchased with real world currency) for which the player doesn’t know prior to purchase the specific digital goods or premiums they will be receiving (sometimes referred to as loot boxes, crates, or mystery prizes). In some of our games, certain mechanics may be deemed to be loot boxes, including instances where players can receive items from a predetermined list or purchase items (such as chests) on a random basis. In certain academic, political and regulatory discussions, these features have been compared to gambling because users are providing something of value for the chance to win a prize, with a large number of prizes having relatively modest value or utility and fewer having significant value or utility. The U.S. Federal Trade Commission (the “FTC”), held a public workshop on loot boxes in August 2019, and at least one bill has been introduced in the U.S. Senate that would regulate loot boxes in games marketed to minors. Belgium has imposed an effective ban on loot boxes in video games which are purchasable with real world currency, and loot boxes remain under legislative scrutiny in other European jurisdictions, including the Netherlands, Germany, Spain and Finland, and Austrian courts have recently classified the purchase of loot boxes as illegal gambling, and a number of European consumer groups are advocating for tighter restrictions on the use of paid-for loot boxes. In January 2023, the European Parliament adopted a report calling on the European Commission to enhance controls on loot boxes. Following a two-year inquiry and UK government calls for the industry to self-regulate more effectively, a UK technical working group was convened to pursue enhanced industry-led measures to improve consumer protections (the “TWG”). The Association for UK Interactive Entertainment (the “UKIE”) published the TWG’s recommendations in July 2023 which comprise 11 principles aiming to restrict access to loot boxes for players under the age of 18 and provide players with transparent information via targeted public information campaigns. The TWG will work with the UK Government to assess the effectiveness of the principles after an implementation period of 12 months, after which some changes may occur as a result of technological innovation in the gaming space. China has applied stringent requirements and limitations on online game operations and has been developing and tightening the regulations on the offering of loot boxes in recent years, including, among other things, that loot boxes cannot be acquired with direct investment of real money or virtual currency, that all items available in loot boxes must be obtainable through other means or be provided with items of the same features obtainable through other means, and the odds of winning must be published. Japan has implemented a self-regulatory approach to loot boxes. In September 2023, Australia enacted legislation, effective from September 2024, requiring any computer games released in Australia that feature in-game purchases linked to elements of chance, including paid loot boxes, to be automatically rated “R18+”, legally restricting their availability only to players who are over the age of 18. The outcome of many of these initiatives is not yet known, but we anticipate there may be legislation forthcoming in at least some of these jurisdictions that could affect how we offer these features. See “Risk Factors—Risks Related to the Company’s Business and Operations—Changes to digital platforms’ rules, including those relating to “loot boxes,” or the potential adoption of regulations or legislation impacting loot boxes, could require us to make changes to some of our games’ economies or design, which could negatively impact the monetization of these games, thereby reducing our revenues.”

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

For example, in the United States, a number of state-level data privacy laws have or will soon go into effect that introduce new data privacy rights for consumers and new operational requirements for companies. For instance, the California Consumer Privacy Act (“CCPA”) provides data privacy rights for California residents and operational requirements for covered companies. Among other things, companies covered by the CCPA must provide new disclosures to California residents and afford such residents certain privacy rights relating to their personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. In addition, the California Privacy Rights Act (“CPRA”), which took effect in January 2023, expanded the data privacy rights granted under the CCPA, created a new enforcement agency, the California Privacy Protection Agency, and imposed additional obligations on covered companies.

Additionally, other U.S. states have implemented, or are in the process of implementing, similar new laws or regulations. For example, the Virginia Consumer Data Protection Act (“VCDPA”), which took effect on January 1, 2023, the Colorado Privacy Act (“CPA”) and the Connecticut Data Privacy Act (“CTDPA”), which both took effect on July 1, 2023, and the Utah Consumer Privacy Act (“UCPA”), which took effect on December 31, 2023, similarly impose new privacy rights and obligations on covered companies. In addition to the CCPA, the VCDPA, CPA, CTDPA and UCPA provide for civil penalties for violations that are enforceable by the Attorney General of its respective state, which could range into the millions of dollars. More generally, the enactment of the CCPA, VCDPA, CPA, CTDPA and UCPA could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business. We cannot fully predict the impact of these laws, or subsequent guidance, regulations or rules on our business or operations, including those that are still in draft form, but they may increase our compliance costs and potential liability, particularly in the event of a data breach, and could have a material adverse effect on our business, including how we use personal information, our financial condition, and the results of our operations or prospects. Further, if we become subject to other state-level data privacy laws, guidelines or regulations, we may be required again to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.

Outside of the United States, many countries have also adopted comprehensive data protection and security laws. In the BVI we are subject to the Data Protection Act, 2021 (the “BVI DPA”) The DPA establishes a framework of rights and duties designed to safeguard individuals’ personal data, balanced against the need of public authorities, businesses and organizations to collect and use personal data for lawful purposes. The BVI DPA is centered around seven data protection principles (the General Principle, the Notice and Choice Principle, the Disclosure Principle, the Security Principle, the Retention Principle, the Data Integrity Principle and the Access Principle). The BVI DPA is however based on the original UK Data Protection Act 1998 and therefore less comprehensive than the GDPR (defined below) and UK GDPR (defined below) to which we are also subject.

We are also subject to the EU General Data Protection Regulation 2016/679 (the “GDPR”) in the European Economic Area (the “EEA”), and, following the withdrawal of the United Kingdom from the European Union, we have had to comply with the GDPR as implemented in the United Kingdom, which together with the amended United Kingdom Data Protection Act 2018 (together, the “UK GDPR”), retains in large part the GDPR in United Kingdom national law. The GDPR and the UK GDPR (collectively, the “Applicable UK/EU Data Protection Laws”) impose comprehensive data privacy compliance obligations on controllers and processors of personal data in the EEA and the United Kingdom, including, for example, specific standards for obtaining consent from individuals to process their personal data, robust disclosures to individuals and a comprehensive individual data rights regime, and defined timelines for data breach notifications. The Applicable UK/EU Data Protection Laws create compliance obligations applicable to our business and some of our players, which can be uncertain given rapidly developing guidance and case law, and could change our business practices, expose us to significant reputational damage, regulatory enforcement actions or assessment notices (for a compulsory audit), orders to cease/change our data processing activities, and/or civil lawsuits (including class action or similar representative lawsuits) by consumers or consumer organizations, amongst others, for alleged breach of data protection laws. The Applicable UK/EU Data Protection Laws include financial penalties for noncompliance including possible fines of up to the greater of 4% of global annual revenues for the preceding financial year or €20 million, or £17.5 million in the United Kingdom, for the most serious violations. Many geographies in which we operate, including Australia, Brazil, Canada and India, have passed or are in the process of passing comparable or other robust data privacy legislation or regulation, which may lead to additional costs and increase our overall risk exposure.

We are also subject to EU and UK rules with respect to cross-border transfers of personal data out of the EEA and the UK, respectively, and recent legal developments and guidance have created complexity and uncertainty regarding such transfers to other countries, in particular in relation to transfers to the United States. In July 2020, the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy Shield and further noted that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield) alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. A replacement for the Privacy Shield Framework was introduced, the EU-US Data Privacy Framework (“DPF”); however, this framework may also face challenges. The European Commission adopted its adequacy decision in 2023 rendering the DPF effective as an EU GDPR transfer mechanism to U.S. entities self-certified under the DPF. On October 12, 2023, the UK Extension to the DPF came into effect (as approved by the UK Government) as a UK GDPR data transfer mechanism to U.S. entities self-certified under the UK Extension to the DPF. There has been increased regulatory action and attention in relation to international data transfers.

We currently rely on the standard contractual clauses to transfer personal information outside the EEA and the UK, including to the United States, with respect to both intragroup and third party transfers. As the enforcement landscape further develops, and supervisory authorities issue further decisions and guidance on personal information export mechanisms, we could suffer additional costs, complaints and/or regulatory investigations or fines, we may have to stop using certain tools and vendors and make other operational changes, we have had to and may have to implement revised standard contractual clauses for existing intragroup, customer and vendor arrangements within required time frames, and/or if we are otherwise unable to transfer personal information between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could materially adversely affect our business, results of operations and financial condition. In particular, given the complexity and constantly evolving nature of our cross-border data transfers, our standard contractual clauses may need to be updated over time to fully legitimize our data transfers, and a failure to do so could result in enforcement action from regulators. There can be no assurances that we will be successful in our efforts to comply with the GDPR or other privacy and data protection laws and regulations, or that violations will not occur, particularly given the complexity of both these laws and our business, as well as the uncertainties that accompany new laws.

Our business also increasingly relies on machine learning, artificial intelligence and automated decision making to improve our services and tailor our interactions with our customers. However, in recent years use of these methods has come under increased regulatory scrutiny. New laws, guidance and/or decisions in this area may limit our ability to use our machine learning and artificial intelligence, or require us to make changes to our platform or operations that may decrease our operational efficiency, result in an increase in operating costs and/or hinder our ability to improve our services. For example, there are specific rules on the use of automated decision making under the Applicable UK/EU Data Protection Laws that require the existence of automated decision making to be disclosed to the data subject with a meaningful explanation of the logic used in such decision making in certain circumstances, and safeguards must be implemented to safeguard individual rights, including the right to obtain human intervention and to contest any decision. Equally, the regulatory framework around the development and use of machine learning, artificial intelligence and automated decision making is evolving. In Europe, European Union legislators recently reached a political agreement on the EU Artificial Intelligence Act (“EU AI Act”), which establishes a comprehensive, risk-based governance framework for artificial intelligence in the EU market. The EU AI Act is expected to enter into force in 2024, and the majority of the substantive requirements will apply two years later. The EU AI Act will apply to companies that develop, use and/or provide artificial intelligence in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose artificial intelligence and foundation models, and proposes fines for breach of up to 7% of worldwide annual turnover. In addition, on September 28, 2022, the European Commission proposed two Directives seeking to establish a harmonized civil liability regime for artificial intelligence in the EU in order to facilitate civil claims in respect of harm caused by artificial intelligence and to include artificial intelligence-enabled products within the scope of the EU’s existing strict liability regime. Once fully applicable, the EU AI Act will have a material impact on the way artificial intelligence is regulated in the EU, and together with developing guidance and/or decisions in this area, may affect our use of artificial intelligence and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

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

As of the date of this Annual Report, we lease seven offices, four located in Cyprus, two in Armenia and one (currently vacant) in the UAE. We believe our existing facilities are sufficient for our current needs. We may add new facilities and expand our existing facilities as we add employees and expand into new locations. We believe suitable additional space will be available as needed to accommodate our needs.

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

Overview

We build mobile, web and social games for millions of players to enjoy globally. We are one of the top five independent mobile game developers in Europe (excluding developers owned and controlled by other companies active in the gaming market) based on in-game purchases in 2023, net of platform fees, according to data provided by data.ai. Our games are free to play, and we continuously innovate our games to provide novel, curated in-game content to our users at optimal points in their game journeys.

Our core product offering, Hero Wars, offers a suite of games across mobile, social and web-based platforms and has, since its launch in 2016, evolved into a well-recognized global gaming franchise in the RPG genre, with 5.6 million MAUs across more than 70 countries in 2023. In 2023, Hero Wars ranked 7th on Android and 6th on iOS according to data provided by AppMagic.

Continuous improvements in game content and focus on customer engagement has allowed us to monetize on the popularity of our games and achieve attractive key performance metrics. In particular, between 2018 and 2021, we achieved 13 times’ growth in Bookings and as of December 31, 2022, our cumulative all time Bookings crossed the $1.5 billion mark. We benefit from predictable cohorts and a loyal base of core players, which supports our ability to sustain our monetization per user. In the year ended December 31, 2023, cohorts from previous periods accounted for approximately 72% of our Bookings for our core product, Hero Wars.

Since our formation over a decade ago, we have developed a sizeable built-to-scale platform, enabling us to streamline content development and offering a value-enhancing opportunity for our new and existing games. In 2022, we entered into agreements to acquire four separate gaming studios to expand our portfolio of midcore games, enlarge our player base and expand into new genres. We plan to further expand gameplays within our current products as well as work towards new game offerings.

Our headquarters are in Cyprus. As of December 31, 2023, we had 726 employees. Our revenue for the years ended December 31, 2023 and 2022 was $464.5 million and $479.7 million, respectively, and our Bookings12 for the same periods were $421.6 million and $449.4 million, respectively. We recorded net cash flows generated from operating activities of $17.9 million and $116.1 million for the years ended December 31, 2023 and 2022, respectively. Our total comprehensive income net of tax for the years ended December 31, 2023 and 2022 was $48.0 million and $10.7 million, respectively.

12 For a definition of Bookings, see “—Key performance metrics—Bookings.”

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

Daily Active Users (in thousands)

1,600
1,400
1,200
1,000
800
600
400
200
0
1,259
1,127
1,477
1,385
H1 2022
H2 2022
H1 2023
H2 2023

Monthly Active Users

We define Monthly Active Users, or MAUs, as the number of individuals who played a particular game in a calendar month. Under this metric, an individual who plays two different games in the same calendar month is counted as two MAUs. Similarly, an individual who plays the same game on two different platforms (for example, web and mobile) or on two different social networks during the same calendar month would be counted as two MAUs. Average Monthly Active Users for a particular period is the average of the MAUs for each month during that period. We believe that Monthly Active Users is a useful metric to measure the scale and usage of our games, but base our business decisions primarily on daily performance metrics, which we believe more accurately reflect user engagement with our games.

Monthly Paying Users

We define Monthly Paying Users, or MPUs, as the number of individuals who made a purchase of a virtual item at least once on a particular platform in a calendar month. Under this metric, an individual who makes a purchase of virtual items in two different games in the same calendar month is counted as two MPUs. Similarly, an individual who makes a purchase of virtual items in any of our games on two different platforms (for example, web and mobile) or on two different social networks in the same calendar month could be counted as two MPUs. Average MPUs for a particular period is the average of the MPUs for each month during that period. We believe that Monthly Paying Users is a useful metric to measure game monetization.

Average Monthly Paying Users (in thousands)

An increase in marketing investments in 2023 led to growth in MPUs during 2023.

Monthly Payer Conversion

We define Monthly Payer Conversion as the total number of MPUs, divided by the number of MAUs. We believe that Monthly Payer Conversion is a useful metric to describe the monetization of our users.

Monthly Payer Conversion

	H1 2022	H2 2022	H1 2023	H2 2023
Monthly Payer Conversion	4.7%	4.1%	3.3%	3.3%

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

In 2023 Bookings amounted to $421.6 million compared to $449.4 million in 2022. The share of advertisement sales as a percentage of total Bookings in 2023 increased to 7.2% compared to 4.5% 2022, or by 2.7 percentage points.

Key Factors Affecting Our Business

There are a number of factors that affect the performance of our business, and the comparability of our results from period to period, including:

●	Conversion of players into paying users and ongoing monetization. While our games are free-to-play, we generate a substantial majority of our revenues from players’ purchases of in-game virtual items. Revenues from in-game purchases accounted for 93.5% and 95.8% of revenues in the years ended December 31, 2023 and 2022, respectively. Our financial performance is dependent, in part, on our ability to convert more active players into paying players and to grow or maintain user spend over the long term. These two strategies may not always be successfully implemented simultaneously. Therefore, we may, during certain periods of time, concentrate more on increasing the number of paying users, while allocating more of our resources to increasing average spend per user during other periods depending on a number of external and internal factors. In the year ended December 31, 2023, our average Monthly Payer Conversion was 3.3%, reflecting a decrease from 4.4% in the prior year. Our players’ willingness to consistently make in-game purchases is impacted by our ability to deliver engaging content and personalized user experiences, which we assess based on historical data analysis and series of A/B tests.
●	Release of new content, offers, and features. Our revenue growth has been driven by improving the content, offers, and features in our existing games. In order to enhance the content, offers, and features in our existing games, we must invest a significant amount of our technological and creative resources, ensuring that we support a consistent cadence of novel content creation that drives conversion and continued monetization. These expenditures generally occur months in advance of the release of new content.
●	Successfully acquiring new users and retaining our new and existing users. Establishing and maintaining a loyal network of users and paying users is vital for our business. In order to grow our user network, we incur marketing expenses across various user acquisition channels and maintain a substantial focus on content development for our existing games to attract, engage and retain users. During the year ended December 31, 2023, we had 1,431 thousand average DAUs, representing an increase of 238 thousand average DAUs compared to the prior year. We developed a comprehensive data driven approach towards marketing and user acquisition, which, we believe, helps us to acquire new users in an efficient way. We intend to continue to seek new opportunities to enhance and refine marketing efforts to acquire new users, including further refining our data driven approach and identifying potential technologies and channels to enhance our marketing and advertising capabilities.

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

In fact, 2022 was the first year over the past decade when the worldwide gaming revenue decreased year-over-year, with a 5.1% decrease of the total gaming market in 2022 as compared with 2021, according to Newzoo. In 2023, the worldwide gaming market remained at the depressed levels of 2022, with revenues in 2023 increasing only marginally, by 0.6%, compared to 2022. While one of the key reasons for the negative market dynamics since 2022 was, we believe, a result of the easing of the COVID-19 restrictions, which brought consumers’ spending in online games back to historical normal levels in 2022 as compared with the earlier years impacted by the COVID-19 pandemic, we also attribute part of the decrease to more difficult economic conditions brought on by inflation, which limited consumers’ disposable income, as well as the increasing complexity of targeting players. Correlating with the general negative development in the gaming market, during 2022, the Company’s Bookings declined by 20% compared to 2021, with the significant reduction in our marketing budget in 2022 contributing to that decline. In 2023, the Company’s Bookings continued to exhibit a downward trend, decreasing by 6% compared to 2022. Furthermore, MPUs for Hero Wars for 2022 decreased by 24% compared to 2021, remaining at the same level in 2022.

COVID-19

The global pandemic associated with COVID-19 caused major disruption to all aspects of the global economy and daily life over the past few years, particularly as a result of the quarantine and stay-at-home orders that were imposed by all levels of government. While restrictions have generally eased worldwide, with the World Health Organization declaring an end to the COVID-19 pandemic as a global health emergency in May 2023, new variants of COVID-19 continue emerging, spreading globally and continuing to cause significant uncertainty.

Despite the challenges we have faced in light of the COVID-19 pandemic, we observed a positive correlation on our Bookings and number of DAUs while the stay-at-home orders were in place across the various jurisdictions in which our users are located. As individuals spent more time at home in 2020 and 2021, we saw an increase in time spent with digital entertainment, including casual gaming and games involving socially interactive experiences. With the easing of these restrictions, the gaming industry has generally experienced a decline in Bookings. Our Bookings decreased in 2023 by 6% as compared to 2022 and by 20% in 2022 as compared with 2021, correlating to this trend and certain other negative effects in the market. As our marketing investments tapered back to historical normal levels, we could experience a further decrease in user activity or spending in line with the general industry trend, which could adversely impact our cash flows, operating results, and financial condition. Furthermore, there can be no assurance that any re-imposition of restrictive measures in a renewed effort to control the spread of COVID-19 variants or any other contagious disease outbreaks will result in the effects we have experienced in the past.

The COVID-19 pandemic has resulted and may continue to result in consumers’ spending a greater portion of their time at home and sustained demand for entertainment options. However, the COVID-19 pandemic caused an economic recession, high unemployment rates, and other disruptions, both in the United States and the rest of the world. We cannot predict the potential longer-term impacts of the COVID-19 pandemic on our business or operations, and there is no guarantee that any near-term trends will continue. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Company’s Business and Operations—We are subject to risks related to pandemics, such as the COVID-19 pandemic, and similar health epidemics and contagious disease outbreaks, which could significantly disrupt our operations and adversely affect our business, results of operations, cash flows or financial condition” for more information.

Seasonality

Our business experiences the effects of seasonality. We usually experience certain decreases in the efficiency of our marketing and user acquisition in the fourth quarter of each year as a result of competition for the same users from retail advertising campaigns during Halloween, Thanksgiving and Christmas, as well as during summer months due to the decrease in time spent online by our players during the summer vacation season. We typically benefit from the increased efficiency in this respect during the last days of each year and continuing through the first quarter of the subsequent year. To address seasonality, our strategy is to (i) decrease the intensity of our user acquisition and marketing campaigns in summer and towards the end of the year; (ii) only utilize those channels and instruments that we believe are less saturated with the competing marketing campaigns; and (iii) increase the intensity of our user acquisition and marketing activities in the last days of each year and continuing through the first quarter of the subsequent year.

Russian Geopolitical and Economic Risks

As a result of the military actions in Ukraine, a number of governments, including those of the United States, United Kingdom and European Union, have imposed unprecedented sanctions on specified persons and entities in Russia. While the situation remains highly fluid and additional sanctions are possible, neither we, nor any of our subsidiaries are currently subject to any sanctions that have been imposed. Nevertheless, as result of the ongoing conflict in Ukraine, many U.S. and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, tech, travel and logistics, manufacturing and others, have indefinitely suspended their operations and paused all commercial activities in Russia and Belarus. For example, Apple and Google, two of the primary platforms that distribute our games, have suspended their respective digital wallet and mobile payment services, Apple Pay and Google Pay, in relation to credit cards issued by Russian financial institutions that are the subject of sanctions. Players who access our games via these platforms in Russia may therefore be disconnected from the primary means to make in-game purchases. Based on our current geographical distribution of Bookings, management believes that the latest geopolitical developments will have certain residual negative effects on the Company’s future financial performance, limited to the share of Bookings deriving from the markets of the former Soviet Union (FSU), which stood at 8% of our total for 2023 and which, as a percentage of our total Bookings, has been declining over the past few years. The exact effects cannot currently be reliably estimated due to the constantly changing environment.

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

These measures did not have a material impact on the Company, as none of the divested subsidiaries represented a revenue-generating asset. The divestment has no effect on the Company’s ability to continue to offer its full suite of games through its primary third-party platforms which are not based in Russia: Apple, Facebook, Google, Xsolla and Huawei. We have recorded losses on disposal in 2022 in respect of our divestment of our (former) Russian based-subsidiaries in the amount of $5.0 million. For further details please refer to Note 8 (Acquisition and disposal of subsidiaries in Russia) to our audited consolidated financial statements as of and for the year ended December 31, 2023, included elsewhere in this Annual Report.

Additionally, the Company has incurred additional expenses as a consequence of the Russian military conflict in Ukraine. For example, in 2022 we incurred costs related to the relocation of critical personnel from Russia, Ukraine and Belarus to Cyprus, Armenia, Kazakhstan and certain other “safe-harbor” countries. Furthermore, prior to the disposition of our Russian-based subsidiaries, we supplemented the compensation paid to our employees located in Russia with additional amounts designed to safeguard these employees against the devaluation of the Russian Ruble and high inflation of consumer prices in Russia that was seen since March of 2022. Although we have completed the relocation program in 2023 and did not incur relocation expenses since 2022, we expect the increase in labor costs per employee which we began incurring in 2022, resulting from our policy of providing salary increases and various compensations on an ongoing basis to our employees to support them during the relocation process and to assist them with settling in their new locations, to continue on an ongoing basis.

Recent Changes in Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 (Basis of presentation—Changes in accounting policies) to our audited consolidated financial statements for the fiscal year ended December 31, 2023, included elsewhere in this Annual Report.

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

Platform commissions

Platform commissions consist of commission charged by platforms which we use to distribute our games. Platform providers (such as Apple, Meta (formerly Facebook), Google and Huawei) charge a transactional payment processing fee to accept payments from our players for the purchase of in-game virtual goods. Payment processing fees and other related expenses for in-app purchases made through platforms differ from country to country and from platform to platform, and change over time. We generally expect platform commissions to fluctuate in line with in-game purchases revenues.

Game operation cost

Game operation cost consists mainly of employee benefit expenses and technical support services provided by third parties, both of which mainly relate to maintenance and upgrades of the Company’s software applications.

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

General and administrative expenses

General and administrative expenses comprise employee benefits expenses, professional fees, loss on sale of subsidiaries, insurance liability expenses and other operating expenses. Employee benefits expenses consists of wages, salaries, bonuses, benefits, and other compensation including share based compensation as well as employer-paid payroll taxes depending on salaries. Professional fees represent primarily audit expenses, legal consulting fees and other consulting and similar services. Other operating expenses mainly consist of office rent and miscellaneous sundry expenses.

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

Impairment loss on trade and loan receivables and change in fair value of loans receivables

Impairment loss on trade and loan receivables and change in fair value of loans receivables comprise expected credit losses for loans receivable and expected credit losses for trade and other receivables together with changes in the fair value of loans receivable.

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

Tax

Income tax consists of corporation tax and Special Contribution for the Defence of the Republic of Cyprus and certain overseas income taxes imposed by several jurisdictions where we distribute our products and where certain legal entities of our Company’s group operate. In Cyprus, where our holding company and the major operating company have tax presence, there are no substantial differences between the tax and accounting bases of assets and liabilities acquired or incurred, respectively, in the ordinary course of business; and, therefore, these assets and liabilities should not result in substantial deferred tax assets or liabilities. Deferred tax assets and liabilities may arise, however, in the case of temporary differences attributable to certain other legal entities in our Company’s group.

The tax treatment of interest received by a Cyprus company depends on the nature of the activities of the company receiving the interest and is in practice classified as active (trading) or passive (non-trading) income. Passive interest income is exempt from (Corporate) Income Tax, but the whole gross interest income is subject to Special Contribution for the Defence of the Republic (“SCD”) at the rate of 30% (which rate was reduced to 17% effective as from January 1, 2024). Dividend income received by a Cyprus company from abroad is exempt from Cyprus (Corporate) Income Tax to the extent that this income is not tax deductible by the paying company, but may be taxable under SCD at the rate of 17%, subject to certain participation exemption rules.

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

Starting from January 1, 2019 the Group has changed its tax reporting principles, judgments and estimates in a few areas including, among others, revenue recognition for in-game purchases and software development costs, which resulted in a substantial amount of revenues related to in-game purchases made by the Group’s consumers in 2019 being deferred to 2020 and beyond (for details, see Note 26 (Deferred revenue and deferred platform commission fees) to our audited consolidated financial statements for the fiscal year ended December 31, 2023, included elsewhere in this Annual Report), as well as software development costs being expensed as incurred. As a consequence, the Company’s major operating subsidiary, Nexters Global, has booked substantial tax losses in 2019, 2020 and 2021.

Tax losses may be carried forward for five years. Group companies may deduct losses against profits arising during the same tax year. As at December 31, 2023, the Group did not recognize any deferred tax assets resulting from the tax losses carried forward from the periods preceding the 2023 taxable year due to the uncertainties regarding the Group’s ability to use the losses carried forward against the taxable profits in the future. The carried forward tax losses available to the Group mainly expire in 2025 and 2026.

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

Other comprehensive income

Other comprehensive income primarily relates to foreign currency translation differences in respect of foreign operations.

Results of Operations

The tables below show the results of our key financial and operating metrics for the periods indicated. Unless otherwise indicated, financial metrics are presented in thousands of U.S. Dollars, user statistics are presented in thousands of users, and ABPPU is presented in U.S. Dollars.

	Year ended
	December 31,
	2023	2022	2021

	(US$ in thousands)
Revenue	464,549	479,688	434,094
Costs and expenses, excluding depreciation and amortization
Cost of revenue:
Platform commissions	(109,020)	(129,623)	(117,229)
Game operation cost	(51,669)	(44,036)	(18,945)
Other operating income	2,053	1,327	—
Selling and marketing expenses	(225,738)	(152,674)	(270,065)
General and administrative expenses	(29,618)	(36,119)	(23,031)
Goodwill and investments in equity accounted associates’ impairment	—	(62,828)	—
Share Listing Expense	—	—	(125,438)
Impairment loss on trade and loan receivables and change in fair value of loans receivable	(5,919)	(29,987)	(102)
Total costs and expenses, excluding depreciation and amortization	(419,911)	(453,940)	(554,810)
Depreciation and amortization	(6,276)	(6,901)	(2,540)
Profit/(loss) from operations	38,362	18,847	(123,256)
Finance income	5,248	1,868	79
Finance expenses	(4,047)	(2,191)	(3,220)
Change in fair value of share warrant obligation and other financial instruments	10,946	2,767	10,080
Share of loss of equity-accounted associates	(515)	(10,121)	—
Profit/(loss) before income tax	49,994	11,170	(116,317)
Income tax expense	(3,879)	(3,760)	(1,127)
Profit/(loss) for the year, net of tax	46,115	7,410	(117,444)
Attributable to equity holders of the Company	46,115	7,303	(117,455)
Attributable to non-controlling interest	—	107	11
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss	1,837	3,338	11
Foreign currency translation difference	1,650	3,456	36
Other	187	(118)	(25)
Total comprehensive income/(loss) for the year, net of tax	47,952	10,748	(117,433)
Attributable to equity holders of the Company	47,952	10,641	(117,444)
Attributable to non-controlling interest	—	107	11

Non-financial performance metrics

	Year ended
	December 31,
	2023	2022	2021

DAUs (in thousands)(1)	1,431	1,186	1,048
MAUs (in millions) (2)	11.4	7.6	5.9
MPUs (in thousands)(3)	377	335	362
Monthly Payer Conversion(4)	3.3%	4.4%	6.1%
ABPPU (US$)(5)	86	107	123
Bookings (US$in thousands)(6)	421,632	449,446	561,993
(1)	The Company defines Daily Active Users, or DAUs, as the number of individuals who played one of its games during a particular day.
(2)	The Company define Monthly Active Users, or MAUs, as the number of individuals who played a particular game in a calendar month.
(3)	The Company defines Monthly Paying Users, or MPUs, as the number of individuals who made a purchase of a virtual item at least once on a particular platform in a calendar month.
(4)	The Company defines Monthly Payer Conversion as the total number of MPUs, divided by the number of MAUs.
(5)

The Company defines Average Bookings Per Paying User, or ABPPU, as its total Bookings attributable to in-game purchases in a given period, divided by the number of months in that period, divided by the average number of MPUs during the period.

(6)	The Company defines Bookings as sales contracts generated from in-game purchases and advertising in a given period.

Comparison of the year ended December 31, 2023 versus the year ended December 31, 2022

	Year ended December 31,		Variance
	2023	2022	(US$ in

	(US$ in thousands)		thousands)	(%)
Revenue	464,549	479,688	(15,139)	(3)%
Costs and expenses, excluding depreciation and amortization
Cost of revenue:
Platform commissions	(109,020)	(129,623)	20,603	(16)%
Game operation cost	(51,669)	(44,036)	(7,633)	17%
Other operating income	2,053	1,327	726	55%
Selling and marketing expenses	(225,738)	(152,674)	(73,064)	48%
General and administrative expenses	(29,618)	(36,119)	6,501	(18)%
Goodwill and investments in equity accounted associates’ impairment	—	(62,828)	62,828	(100)%
Impairment loss on trade and loan receivables and change in fair value of loans receivable	(5,919)	(29,987)	24,068	(80)%
Total costs and expenses, excluding depreciation and amortization	(419,911)	(453,940)	34,029	(7)%
Depreciation and amortization	(6,276)	(6,901)	625	(9)%
Profit/(loss) from operations	38,362	18,847	19,515	N/M
Finance income	5,248	1,868	3,380	N/M
Finance expenses	(4,047)	(2,191)	(1,856)	85%
Change in fair value of share warrant obligations and other financial instruments	10,946	2,767	8,179	N/M
Share of loss of equity-accounted associates	(515)	(10,121)	9,606	(95)%
Profit/(loss) before income tax	49,994	11,170	38,824	N/M
Income tax expense	(3,879)	(3,760)	(119)	3%
Profit/(loss) for the year, net of tax	46,115	7,410	38,705	N/M
Attributable to equity holders of the Company	46,115	7,303	38,812	N/M
Attributable to non-controlling interest	—	107	(107)	(100)%
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss	1,837	3,338	(1,501)	(45)%
Foreign currency translation difference	1,650	3,456	(1,806)	(52)%
Other	187	(118)	305	N/M
Total comprehensive income/(loss) for the year, net of tax	47,952	10,748	37,204	N/M
Attributable to equity holders of the Company	47,952	10,641	37,311	N/M
Attributable to non-controlling interest	—	107	(107)	(100)%

N/M – not meaningful

Revenue

	Year ended
	December 31,		Variance
	2023	2022	(US$ in

Revenue by type:	(US$ in thousands)		thousands)	(%)
In-game purchases	434,326	459,660	(25,334)	(6)%
Advertising	30,223	20,028	10,195	51%
Total	464,549	479,688	(15,139)	(3)%
Revenue by geographic location of player:
US	163,818	160,314	3,504	2%
Europe	117,183	101,320	15,863	16%
Asia	111,123	124,322	(13,199)	(11)%
Other	72,425	93,732	(21,307)	(23)%
Total	464,549	479,688	(15,139)	(3)%

Revenue for the year ended December 31, 2023 decreased by $15.1 million compared to 2022. The decrease in revenue was primarily due to a $27.8 million decrease in Bookings recorded in the year ended December 31, 2023 compared with the same period of 2022, partially offset by a $12.7 million increase in change in deferred revenue.

Platform commissions

Platform commissions for the year ended December 31, 2023 decreased by $20.6 million compared to 2022. The decrease in platform commissions was primarily due to a 6% decrease in revenue generated from in-game purchases in the year ended December 31, 2023 when compared with the same period of 2022. This was amplified by an increasing share of revenue being derived from our PC platform which is associated with lower commissions in comparison with other platforms.

Game operation cost

Game operation cost for the year ended December 31, 2023 increased by $7.6 million compared to 2022. The increase in game operation cost was primarily due to a $3.9 million increase in employee benefit expenses recorded in 2023, relating to growth in average salaries of our employees as a result of the relocation of personnel from Russia in the second half of 2022. The increase was amplified by growth in technical support services in the amount of $3.8 million, relating to an increase in the scale of our games.

Other operating income

Other operating income for the year ended December 31, 2023 increased by $0.7 million when compared with the year ended December 31, 2022. The increase related primarily to an increase of the tax benefits related to employer-paid payroll taxes available for our subsidiary in Armenia resulting from the expansion of our operations in Armenia.

Selling and marketing expenses

Selling and marketing expenses for the year ended December 31, 2023 increased by $73.1 million compared to 2022. The increase in selling and marketing expenses was primarily due to the considerably higher investments into new players in 2023 compared to the substantial decrease in the marketing investments in 2022 driven by the negative market trend in 2022.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2023 decreased by $6.5 million compared to 2022. The decrease in general and administrative expenses was primarily due to a loss on sale of subsidiaries in the amount of $5 million that was recorded in 2022 which did not recur in 2023.

Goodwill and investments in equity accounted associates’ impairment

For the year ended December 31, 2022, we incurred an impairment loss in the amount of $46.9 million in relation to a goodwill impairment associated with the cash generating unit Lightmap Ltd as well as an impairment of one of our associates, MX Capital Ltd, in the amount of $15.9 million. No impairment of goodwill and investments in equity accounted associates were recorded in 2023.

Impairment loss on trade and loan receivables and change in the fair value of loans receivable

Impairment loss on trade receivables and loans receivable, which mainly related to impairment losses associated with loans receivable, amounted to $5.9 million for the year ended December 31, 2023, a 80% decrease from $30.0 million recorded in the year ended December 31, 2022. In 2022, the Company recorded expected credit losses for loans receivable of Castcrown Ltd and of MX Capital Ltd in the amount of $28.5 million. In 2023, the Company recorded further expected credit losses in relation to those loans in the amount of $6 million.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2023 decreased by $0.6 million compared to 2022. The decrease in depreciation and amortization was primarily due to the effect of the Company’s divestment of its former Russian subsidiaries in 2022.

Finance income

Finance income for the year ended December 31, 2023 amounted to $5.2 million compared to the $1.9 million for the year ended December 31, 2022, representing an increase of $3.4 million. The increase in finance income was primarily due to the increase in income of $3.3 million related to investments in securities.

Finance expense

Finance expense for the year ended December 31, 2023 amounted to $4.0 million compared to the $2.2 million for the year ended December 31, 2022, representing an increase of $1.9 million. The increase in finance expense was primarily due to an increase in foreign exchange losses.

Change in fair value of share warrant obligations and other financial instruments

Gain resulting from the change in fair value of share warrant obligations and other financial instruments for the year ended December 31, 2023 increased by $8.2 million compared to 2022 due to a $5.4 million change in revaluation of earn-outs and options related to the acquisitions of MX Capital Ltd, as well as a $2.8 million increase in the change in share warrant obligations for the year ended December 31, 2023 compared with the same period of 2022.

Share of loss of equity-accounted associates

For the year ended December 31, 2023, we incurred an expense of $0.5 million arising from the Company’s share of losses of its equity-accounted associates, MX Capital Ltd and Castcrown Ltd., a decrease of $9.6 million compared to 2022. The decrease was attributable to the reduction in the carrying amount of these investments in our consolidated statement of financial position to nil at the end of 2022.

Income tax expense

Income tax expense for the year ended December 31, 2023 slightly increased by $0.1 million compared to 2022. The increase in income tax expense was primarily due to a increase of income tax of our subsidiary, Nexters Studio Armenia, which was established in the second quarter of 2022.

Other comprehensive income

Other comprehensive income for the year ended December 31, 2023 decreased by $1.5 million in comparison with 2022, primarily due to the decrease of the translation of foreign operations into the Company’s presentation currency in 2023 as compared to 2022.

Comparison of the year ended December 31, 2022 versus the year ended December 31, 2021

A comparison of our results of operations for the years ended December 31, 2022 and 2021 has been omitted from this Annual Report, but may be found under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the prospectus that is part of our Registration Statement on Form F-1 (Registration No. 333-273539) filed with the SEC on July 31, 2023.

B.	Liquidity and Capital Resources

Capital Spending

One of the elements of our business strategy is to pursue certain M&A targets in the gaming space in Europe and other regions. Although we did not incur any substantial expenditures associated with our M&A activities in 2023, we have incurred substantial levels of expenditures in the past, and may incur substantial levels of expenditure in the future as we continue to evaluate certain acquisition opportunities for additional businesses or games that meet our strategic and return on investment criteria. We also incur other capital expenditures in the normal course of business and perform ongoing enhancements and updates to our games and our IT infrastructure to maintain their quality standards. Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by operating activities. Capital needs for investment opportunities are evaluated on an individual opportunity basis and may require significant capital commitments.

Our capital expenditures – which we define as acquisitions of property, plant and equipment as well as intangible assets excluding expenditures associated with M&A activities – were $0.8 million and $1.1 million for the years ended December 31, 2023 and 2022, respectively. In 2024, up to the date of this Annual Report, we estimate that our capital expenditures amounted to approximately $0.1 million, primarily representing investments in property, plant and equipment and intangible assets.

Liquidity

Our primary sources of liquidity are the cash flows generated from our operations and currently available unrestricted cash and cash equivalents. Our cash and cash equivalents totaled $71.8 million at December 31, 2023. Payments of short-term and long-term debt obligations and other commitments are expected to be made from cash on hand and operating cash flows.

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

Cash flows

The following tables present our consolidated cash flows for the periods indicated:

	Year ended
	December 31,
	2023	2022	2021

	(US$ in thousands)
Operating activities
Profit/(loss) for the year, net of tax	46,115	7,410	(117,444)
Adjustments for:
Depreciation and amortization	6,276	6,901	2,540
Share-based payments expense	2,032	3,751	3,761
Goodwill and Investments in equity accounted associates’ impairment	—	62,828	—
Share listing expense	—	—	125,438
Income from share option forfeiture and cancellation	(609)	—	—
Share of loss of equity-accounted associates	515	10,121	—
Impairment loss on trade and loan receivables and change in fair value of loans receivable	5,919	29,987	102
Property and equipment write-off	—	454	—
Impairment loss on intangible assets	—	547	—
Change in fair value of share warrant obligations and other financial instruments	(10,946)	(2,767)	(10,080)
Change in fair value of other investments	115	—	—
Unwinding of discount on the put option liability	129	366	—
Transaction costs	—	104	—
Trade and loan receivables write-off	119	81	—
Interest income	(4,017)	(1,639)	—
Interest expense	61	116	91
Lease modification gain/(loss)	33	(11)	—
Gain on acquisition of subsidiaries	—	—	(79)
Loss on sale of subsidiaries	—	4,969	—
Dividend income	(1,231)	(231)	—
Foreign exchange loss	3,395	1,020	2,809
Income tax expense	3,879	3,760	1,127
	51,785	127,767	8,265
Changes in working capital
Decrease/(increase) in deferred platform commissions	20,686	21,851	(26,946)
(Decrease)/increase in deferred revenue	(42,917)	(30,242)	127,899
Increase in trade and other receivables	(9,880)	(4,498)	(12,682)
(Decrease)/increase in trade and other payables	(632)	2,282	9,600
	(32,743)	(10,607)	97,871
Income tax paid	(1,088)	(1,078)	(617)
Interest received	—	—	7
Net cash flows generated from operating activities	17,954	116,082	105,526

Investing activities
Acquisition of intangible assets	(16)	(64)	(338)
Acquisition of property and equipment	(739)	(994)	(1,099)
Acquisition of subsidiary net of cash acquired	—	(54,113)	(1,159)
Investments in equity accounted associates	(515)	(17,970)	—
Loans granted	(1,933)	(31,659)	(123)
Proceeds from repayment of loans	969	746	—
Acquisition of other investments	(107,159)	(67,729)	—
Proceeds from redemption of investments	75,484	—	—
Interest received	368	—	—
Dividends received	1,078	—	—
Net cash flows used in investing activities	(32,463)	(171,783)	(2,719)

Financing activities
Payments of lease liabilities	(1,892)	(2,013)	(2,132)
Proceeds from loans receivable	—	224	—
Repayment of borrowings	—	—	(49)
Interest on lease	(56)	(115)	(90)
Dividends paid and distribution to shareholders	—	—	(160,366)
Cash acquired in the Transaction	—	—	119,659
Net cash flows used in financing activities	(1,948)	(1,904)	(42,978)

Net (decrease)/increase in cash for the year	(164,576)	(57,605)	59,829
Cash at the beginning of the year	86,774	142,802	84,557
Effect of changes in exchange rates on cash held	1,481	1,577	(1,584)
Cash at the end of the year	71,798	86,774	142,802

Comparison of the year ended December 31, 2023 versus the year ended December 31, 2022

Operating activities

Net cash flows generated from operating activities for the year ended December 31, 2023 decreased by $98.1 million when compared to the year ended December 31, 2022, primarily due to a substantial increase in cash outflows associated with investments into acquisition of new players in the amount of $73.1 million, amplified by a decrease in Bookings of $27.8 million.

Investing activities

Net cash flows used in investing activities for the year ended December 31, 2023 amounted to $32.5 million compared to $171.8 million of net cash flows used in investing activities for year ended December 31, 2022. The change was primarily attributable to (i) a substantial decrease in 2023 in acquisitions of and investment in new gaming studios and loans granted to our associates compared to 2022, and (ii) the partial offsetting of substantial cash outflows associated with investments in securities in the year ended December 31, 2023 by the proceeds from the redemption of securities, while in the year ended December 31, 2022 there was no similar offsetting of our substantial outflows associated with investments in securities.

Financing activities

Net cash flows used in financing activities for the year ended December 31, 2023 remained generally stable at $1.9 million when compared to the year ended December 31, 2022, comprising mostly payments of lease liabilities.

Comparison of the year ended December 31, 2022 versus the year ended December 31, 2021

A comparison of our cash flows for the years ended December 31, 2022 and 2021 has been omitted from this Annual Report, but may be found under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the prospectus that is part of our Registration Statement on Form F-1 (Registration No. 333-273539) filed with the SEC on July 31, 2023.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2023:

	Payments due by period(1)
	Carrying	Contractual	3 months or	Between 3-	Between 1-5
Non-derivative financial liabilities	amounts	cash flows	less	12 months	years
Lease liabilities	2,441	2,519	322	1,198	999
Trade and other payables	30,303	30,303	30,303	—	—
	32,744	32,822	30,625	1,198	999

(1)	Amounts are gross and undiscounted, and include contractual interest payments and exclude the impact of netting agreements.
C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

The Company’s most critical accounting judgments and estimates include:

●	revenue recognition: categorization of in-game purchases between durable and consumable and determination of their periods of usage;
●	revenue recognition: estimation of the average playing period of our users and estimation of the remaining lifespan of the games;
●	measurement of cost associated with share-based payments;
●	uncertain tax positions – indirect taxes;
●	classification and measurement of share warrant obligation;
●	measurement of intangible assets recognized in business combination with Kismet;
●	measurement of financial instruments issued as part of the investment in associates; and
●	accounting for the business combination with Kismet.

For additional information on these as well as other critical accounting policies, judgments and estimates of the Company, please refer to Note 4 (Accounting judgments, estimates and assumptions) to our audited consolidated financial statements for the fiscal year ended December 31, 2023, included elsewhere in this Annual Report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report:

Name	Age	Title
Andrey Fadeev	39	Chief Executive Officer, Co-Founder and Director
Alexander Karavaev	49	Chief Financial Officer
Anton Reinhold	37	Chief Operating Officer
Natasha Braginsky Mounier	54	Director (Chairperson)
Igor Bukhman	42	Director
Marie Holive	46	Director
Olga Loskutova	46	Director
Andrew Sheppard	47	Director
Tal Shoham	40	Director

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

Directors

Natasha Braginsky Mounier. Ms. Braginsky Mounier has served as a member of GDEV’s board of directors since August 2021 and as Chairperson of the board of directors since September 2022. Natasha Braginsky Mounier is a retired partner from Capital Group, where she was investing in international equities for nearly 20 years and was the first ESG director. Earlier in her career, Natasha was an investment banker at JP Morgan and an associate at The Blackstone Group. Natasha is a native of Kyiv, Ukraine, is a Russian speaker and is also fluent in English and French. She graduated from Georgetown University School of Foreign Service and Harvard Business School. Currently, she is non-executive director at Aradei Capital and LabelVie, in addition to being Senior Fellow at FCLT Global and a trustee at Girls Are INvestors. Natasha is based in London.

Igor Bukhman. Mr. Bukhman has served as a member of GDEV’s board of directors since April 2023, having previously served as a member of GDEV’s board of directors from August 2021 to August 2022. Mr. Bukhman is the co-founder and member of the board of directors of Playrix, a developer and distributor of mobile video games. Between 2018 and 2019, Mr. Bukhman was an advisor for Everest Greenlight Advisors Ltd., a consulting company headquartered in Israel. Mr. Bukhman is the ultimate beneficial owner of Playrix Holdings Limited and Everix Investments Limited, both of which are affiliates of the Company. Mr. Bukhman holds a specialist degree in Applied Mathematics and Computer Science from Vologda State Pedagogical University. We believe that Mr. Bukhman is qualified to serve as a member of our board of directors due to the perspective and experience he brings as a co-founder of Playrix and his mobile gaming industry knowledge and experience.

Marie Holive. Mrs. Holive has served as a member of GDEV’s board of directors since August 2022 and is also chair of the audit and risk committee. Mrs. Holive has over 20 years of finance and audit expertise in the media, technology, healthcare and energy industries, including senior audit manager, chief financial officer and managing director roles. Previous employers include General Electric and NBCUniversal Media. Mrs. Holive is currently a coach and mentor at the Institute of Chartered Accountants of England and Wales, the INSEAD Business School and the London Business School. She also serves as an independent non-executive director at Team Internet Group plc (a UK publicly listed software company), where she is chair of the audit and risk committee and a member of the remuneration committee, as well as Chief Operating Officer at Proteus International LLC (a strategy consulting firm). Mrs. Holive graduated from École Centrale de Lyon with a Master of Science degree in general engineering, holds MBA degrees from London Business School and Columbia Business School and a non-executive director diploma from the Financial Times.

Olga Loskutova. Mrs. Loskutova has served as a member of GDEV’s board of directors since August 2022. Mrs. Loskutova has over 20 years in marketing and general management across Europe, the United States and the Middle East in such multinationals as Nestlé, SABMiller and Whirlpool. Currently she is the VP Product & Brand Marketing at Whirlpool EMEA. Mrs. Loskutova holds a degree in Marketing from Plekhanov Russian University of Economics, and is certified as an International Board Director by INSEAD.

Andrew Sheppard. Mr. Sheppard has served as a member of GDEV's board of directors since August 2021. Mr. Sheppard has over 20 years of operating experience building, growing and managing multi-billion dollar consumer businesses. Earlier in his career, Mr. Sheppard was CEO of GREE International, President of Studios at Kabam and Head of Strategy at Electronic Art's Maxis Studio. Mr. Sheppard is currently a Managing Director at Transcend Fund, an early stage venture capital firm focused on gaming and digital media. He also serves as an independent member of the board of directors for Fun Country and Ruckus Games. Mr. Sheppard holds a bachelor of arts degree in Economics from Pomona College and an MBA from the University of California, Berkeley's Haas School of Business.

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

Our policies with respect to the compensation of our executive officers are administered by our board of directors in consultation with our nomination and compensation committee (as described under “—Board of Directors and Executive Management—Corporate Governance—Nomination and Compensation Committee”). The compensation decisions regarding the Company’s executives are based on the Company’s need to retain those individuals who continue to perform at or above our expectations and to attract individuals with the skills necessary for us to achieve our business plan. We intend to be competitive with other similarly situated companies in our industry.

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

Our nominating and compensation committee may consider adopting formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and equity compensation, or among different forms of compensation.

For the fiscal year ended December 31, 2023, the aggregate cash compensation paid to the Company’s executive officers was $1,803 thousand and the aggregate cash compensation paid to the Company’s directors was $1,867 thousand. For grants of options to our executive officers and directors under our 2021 Employee Stock Option Plan, see “—Options Granted Under the 2021 ESOP.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

On July 18, 2023, the Company’s board of directors adopted the following resolutions in respect of the compensation of the Company’s directors:

●	For the term ending with the annual general meeting held on August 25, 2023:
o	the overall share-based compensation shall constitute an equivalent of $100,000 per year;
o	50% of the share-based compensation, i.e., $50,000 per year, shall be paid in cash; and
o	the remaining 50% shall be satisfied by issuance to each director of 9,091 ordinary shares, representing $50,000 divided by $5.50 per share, which the Company considers to be a fair estimate based on the peer multiples (disregarding the market price as a real indicator due to a lack of trading for the most period of the directors’ service),
●	For the term beginning with the annual general meeting held on August 25, 2023:
o	$100,000 cash compensation, plus additional compensation for the chairperson of the board of $35,000 and further additional compensation of $25,000 for each committee chairperson; and

o	share-based compensation – an equivalent of $100,000 to be issued at a certain price per share that can be considered “fair” at the date of grant.

2021 Employee Stock Option Plan

On November 16, 2021, the Company’s board of directors adopted the 2021 Employee Stock Option Plan, as amended by written resolution of the board of directors effective as of December 1, 2023 (the “2021 ESOP”). In accordance with the Company’s Amended and Restated Memorandum and Articles of Association, no Company shareholder approval was required in respect of the adoption of the 2021 ESOP. The 2021 ESOP provides for the grant of rights (“Options”) entitling participants under the 2021 ESOP to acquire ordinary shares of the Company. The Company is the issuer of the shares under the 2021 ESOP.

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

The Company may require the Participant to deliver, surrender, or otherwise repay to the Company the Option and any ordinary shares or other amount or property that may be issued, delivered or paid in respect of the Option, as well as any consideration that may be received in respect of a sale or other disposition of any such ordinary shares or property, (a) if the Participant commits or engages in a breach of confidentiality, (b) if the Participant commits or engages in an act of theft, embezzlement or fraud, (c) pursuant to the Company’s Policy for Recovery of Erroneously Awarded Compensation, which is included as an exhibit to this Annual Report, or (d) pursuant to any applicable securities, tax or stock exchange laws, rules or regulations relating to the recoupment or clawback of incentive compensation, as in effect from time to time.

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

Options Granted

The following executive officers and directors of the Company held options (both vested and unvested) to acquire ordinary shares of the Company (including Options granted under the 2021 ESOP) as of December 31, 2023:

					Number of
	Total				Options
	Number				Outstanding
	of			Exercise	as of Dec.31,
Participant	Options	Grant Date	Vesting Date	Price	2023
Alexander Karavaev	1,000,000	November 16, 2021	• 200,000 at 1st anniversary of grant date • 200,000 at 2nd anniversary of grant date • 200,000 at 3rd anniversary of grant date • 200,000 at 4th anniversary of grant date • 200,000 at 5th anniversary of grant date	$10	400,000
	20,000	November 30, 2021	• 20,000 at grant date	nil	nil
Anton Reinhold	735,769	November 16, 2021	• 73,577 at January 1, 2022 • 147,154 at January 1, 2023 • 147,154 at January 1, 2024 • 147,154 at January 1, 2025 • 147,154 at January 1, 2026 • 73,576 at July 1, 2026	nil	nil
Natasha Braginsky Mounier	15,000	November 21, 2021	• 1,250 at 3 months after grant date • 1,250 at 6 months after grant date • 1,250 at 9 months after grant date • 11,250 at 1st anniversary of grant date	nil	15,000
	9,091	July 18, 2023	• 9,091 at grant date	nil	9,091
Marie Holive	9,091	July 18, 2023	• 9,091 at grant date	nil	9,091
Olga Loskutova	9,091	July 18, 2023	• 9,091 at grant date	nil	9,091
Tal Shoham	9,091	July 18, 2023	• 9,091 at grant date	nil	9,091
Andrew Sheppard	15,000	November 29, 2021	• 1,250 at 3 months after grant date • 1,250 at 6 months after grant date • 1,250 at 9 months after grant date • 11,250 at 1st anniversary of grant date	nil	nil
	9,091	July 18, 2023	• 9,091 at grant date	nil	nil

In the year ended December 31, 2023, the following options were exercised:

●	20,000 options granted to Alexander Karavaev;

●	220,731 options granted to Anton Reinhold; and
●	24,091 options granted to Andrew Sheppard.

No other options granted to our executive officers and directors were exercised in the year ended December 31, 2023.

C.	Board Practices

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

Committees of the Board of Directors

The Company’s board of directors directs the management of its business and affairs, as provided by British Virgin Islands law, and conducts its business through meetings of the board of directors and standing committees. The Company has a standing audit and risk committee and a nomination and compensation committee, each of which operates under a written charter.

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

Audit and Risk Committee

The Company’s audit and risk committee consists of Marie Holive, Natasha Braginsky Mounier and Andrew Sheppard, with Marie Holive serving as the chair of the committee. The Company’s board of directors has determined that each of these individuals meets the independence requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act and the applicable listing standards of Nasdaq. Each member of our audit and risk committee can read and understand fundamental financial statements in accordance with Nasdaq audit and risk committee requirements. In arriving at this determination, the board has examined each audit and risk committee member’s scope of experience and the nature of their prior and/or current employment.

The Company’s board of directors has determined that Marie Holive qualifies as an audit and risk committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq rules. In making this determination, our board has considered Marie Holive’s formal education and previous and current experience in financial and accounting roles. Both the Company’s independent registered public accounting firm and management periodically will meet privately with our audit and risk committee.

The audit and risk committee’s responsibilities include, among other things:

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

•	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;
●	discussing the Company’s policies with respect to risk assessment and risk management, and overseeing management of the Company’s financial, operational, strategic, compliance, cybersecurity and EGS/sustainability risks;
•

establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, auditing matters, ethics, corruption and compliance with applicable laws; and

●	conducting appropriate review and oversight of all related party transactions for potential conflict of interest situations.

Nomination and Compensation Committee

The Company’s nomination and compensation committee consists of Olga Loskutova, Natasha Braginsky Mounier and Andrew Sheppard, with Andrew Sheppard serving as the chair of the committee. The Company’s board of directors has determined that each of these individuals meets the independence requirements of the applicable listing standards of Nasdaq. Nevertheless, as a foreign private issuer, we are permitted to follow the corporate governance practices of our home country, the British Virgin Islands, in lieu of the applicable Nasdaq rules in respect of compensation committees and nomination of directors. The nomination and compensation committee’s responsibilities include, among other things:

•	reviewing and setting or making recommendations to our board of directors regarding the compensation of the Company’s executive officers;
•	making recommendations to our board of directors regarding the compensation of the Company’s directors;
●	administering and overseeing the Company’s compliance with the Company’s Policy for Recovery of Erroneously Awarded Compensation, which is included as an exhibit to this Annual Report,
●	reviewing and approving or making recommendations to our board of directors regarding the Company’s incentive compensation and equity-based plans and arrangements;
•	appointing and overseeing any compensation consultants; and
•	overseeing the selection of persons to be nominated to serve on our board of directors.

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

Board Diversity Matrix (As of March 15, 2024)
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

As of December 31, 2023, we had approximately 726 employees, of whom approximately 270 were women, with approximately 305 employees in Cyprus and approximately 421 employees in Armenia, Kazakhstan and certain other countries. None of our employees are represented by a labor union or party to a collective bargaining agreement. We have never experienced any work stoppages or strikes as a result of labor disputes. We consider our relationship with our employees to be good. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and prospective employees. The principal purposes of our incentive plans are to attract, retain and motivate selected employees, executive officers and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

E.	Share Ownership

Information regarding the ownership of our ordinary shares by our directors and executive officers is set forth in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

The Company was not required to prepare an accounting restatement during or after the last completed fiscal year.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Beneficial Ownership

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of February 29, 2024 based on a total number of 181,063,746 ordinary shares outstanding as of such date (excluding 17,570,264 ordinary shares held in treasury by the Company), with respect to the beneficial ownership of our shares by:

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

	Number of	Percentage of
Beneficial Owners	Shares(1)	Shares(2)
Directors and Executive Officers
Andrey Fadeev (Director and Chief Executive Officer)	39,790,076	22.0%
Natasha Braginsky Mounier (Director)(3)	24,091	*
Igor Bukhman (Director)(4)	37,200,700	20.5%
Marie Holive (Director) (3)	9,091	*
Olga Loskutova (Director)	9,091	*
Andrew Sheppard (Director)	24,091	*
Tal Shoham (Director) (3)	9,091	*
Alexander Karavaev(5) (Chief Financial Officer)	416,500	*
Anton Reinhold (Chief Operating Officer)	3,531,686	2.0%
All GDEV directors and executive officers as a group (9 individuals)	81,014,417	44.6%

Other 5% Shareholders
Everix Investments Limited(6)	74,401,400	41.1%
Boris Gertsovskiy	29,790,076	16.5%
Kismet Sponsor Limited(7)	17,875,000	9.5%
*	Less than one percent (1%) of our outstanding ordinary shares.
(1)

The number of ordinary shares listed for each beneficial owner assumes the exercise of (a) all of the warrants beneficially owned by such beneficial owner, and (b) all options that have been granted to such beneficial owner and are currently exercisable or exercisable within 60 days.

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

(5)

Includes (i) 16,500 ordinary shares currently held as of the date of this prospectus and (ii) 400,000 ordinary shares issuable pursuant to options that have been granted under the 2021 ESOP and are currently exercisable or exercisable within 60 days. For information regarding the options, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Options Granted Under the 2021 ESOP.”

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

(7)

Represents 11,750,000 ordinary shares and 6,125,000 ordinary shares issuable upon the exercise of 6,125,000 warrants. Based on information reported on a Schedule 13G filed on February 15, 2023, Ivan Tavrin (a former director of the Company) has (i) sole voting power over all of the Company’s ordinary shares held by Kismet Sponsor Limited and (ii) sole dispositive power over all of our ordinary shares held by Kismet Sponsor Limited until February 15, 2025, pursuant to a Special Power of Attorney, dated July 28, 2022 (as reissued on February 15, 2023), executed as a deed by Kismet Sponsor Limited. Accordingly, Mr. Tavrin may be deemed to share beneficial ownership over our ordinary shares owned by Kismet Sponsor Limited. On December 12, 2023, Mr. Tavrin was named to the U.S. Department of Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List pursuant to Executive Order 14024.

Difference in Voting Rights

All of the Company’s ordinary shares have the same voting rights and no major shareholder of the Company has different voting rights.

Securities Held in the Host Country

As of February 29, 2024, 181,063,746 ordinary shares of the Company were issued and outstanding, of which 5,053,640, or 2.8%, were held by one record holder in the United States, Cede & Co.

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

The Company has implemented policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit and risk committee charter, the audit and risk committee will have the responsibility to review related party transactions.

Certain Relationships and Related Person Transactions

Business Combination Agreement

On August 26, 2021, we consummated the Transactions contemplated by the business combination agreement (the “Business Combination Agreement”), dated as of January 31, 2021, as amended on July 17, 2021 and August 11, 2021, by and among the Issuer, Kismet, the Sponsor (which is solely owned by Ivan Tavrin, a former director of the Company), solely in its capacity as Kismet’s representative, Nexters Global, Fantina Holdings Limited, a private limited liability company domiciled in Cyprus, solely in its capacity as the Company Shareholders representative, and the shareholders of Nexters Global party thereto. Pursuant to the Business Combination Agreement, among other things, Kismet was merged into the Issuer, with the Issuer surviving the merger and the securityholders of Kismet (other than those who elected to redeem their Kismet ordinary shares) becoming securityholders of the Issuer, and the Issuer acquired all of the issued and outstanding share capital of Nexters Global from the holders of Nexters Global’s share capital for a combination of cash and GDEV ordinary shares, such that Nexters Global became a direct wholly owned subsidiary of the Issuer. The Business Combination Agreement contained customary representations and warranties and pre- and post-closing covenants of each party and customary closing conditions.

Deferred Exchange Shares

Pursuant to the Business Combination Agreement, the issuance of an aggregate of 20,000,000 GDEV ordinary shares (valued at approximately $200.0 million) to the former shareholders of Nexters Global has been deferred as follows: (i) the issuance of 10,000,000 ordinary shares, in the aggregate, is deferred until the volume weighted average trading price of GDEV ordinary shares is $13.50 or greater for any 20 trading days within a period of 30 trading days prior to the third anniversary of the share acquisition closing (as defined in the Business Combination Agreement); and (ii) the issuance of an additional 10,000,000 ordinary shares, in the aggregate, is deferred until the volume weighted average trading price of GDEV ordinary shares is $17.00 or greater for any 20 trading days within a period of 30 trading days prior to the third anniversary of the share acquisition closing.

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

Loan from Shareholders

On May 8, 2021, May 25, 2021 and August 6, 2021, Nexters Global entered into a loan agreement with the Issuer for an aggregate amount of $386,308, comprising a tranche of €153,000 and two tranches of $100,000. The loan was provided interest free. With the consummation of the Transactions, pursuant to which Nexters Global became a consolidated subsidiary of the Issuer, the loan has been eliminated for reporting purposes from the consolidated balance sheet of the Company.

Relationship with Flow Research S. L.

Flow Research S.L. is a Spanish company that is the Company’s wholly-owned subsidiary. Mr. Gertsovskiy, one of the Company’s co-founders and an affiliated shareholder of the Company, has been a director and administrator of Flow Research from 2017 until his resignation, effective as of March 2024. Furthermore, Mr. Gertsovsiky’s spouse, Tatiana Gertsovskaya, is employed by Flow Research S.L. in a non-executive position.

Relationship with Everix Investments Limited

Everix Investments Limited directly held 38% of our outstanding ordinary shares as of February 28, 2022 and is beneficially owned by Igor Bukhman and Dmitrii Bukhman. Igor Bukhman is a Company director.

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

Loan to MX Capital Limited

In connection with the acquisition of its 48.8% stake in MX Capital Limited, an equity accounted associate of the Company, on February 4, 2022, the Company entered into a secured loan agreement with MX Capital Limited for up to an aggregate amount of €43.0 million, issuable in tranches, subject to the fulfilment of certain conditions precedent to each issuance. The loan bears an interest rate of 7.0% per annum, and is intended to fund MX Capital Limited’s game development activities. The largest amount outstanding under the loan in the year ended December 31, 2023, as well as the current amount outstanding as of the date of this Annual Report, was approximately €22.9 million. As of December 31, 2023, the Company had recorded expected credit losses in respect of the entirety of the loan receivable from MX Capital Limited. For additional information, see Note 17 (Loans receivable ) to our audited consolidated financial statements for the fiscal year ended December 31, 2023, included elsewhere in this Annual Report.

Loan to Castcrown Limited

In connection with the acquisition of its 49.5% stake in Castcrown Limited, an equity accounted associate of the Company, on March 30, 2022, the Company entered into an unsecured convertible notes agreement with Castcrown Limited for up to an aggregate amount of €16.0 million, issuable in tranches, subject to the fulfilment of certain conditions precedent to each issuance. The notes bear an interest rate of 7.0% per annum, and are intended to fund Castcrown Limited’s game development activities. The largest amount outstanding under the notes in the year ended December 31, 2023 was approximately €8.1 million. As of December 31, 2023, the Company recorded credit losses for the entire amount of the loan outstanding as of that date. The current amount outstanding as of the date of this Annual Report was approximately €9.0 million. For additional information, see Note 17 (Loans receivable ) and Note 33 (Events after the reporting period) to our audited consolidated financial statements for the fiscal year ended December 31, 2023, included elsewhere in this Annual Report.

GDEV Self Tender Offer

On December 19, 2023, the Company launched a tender offer to purchase for cash a minimum of 15,000,000 of its ordinary shares, up to a maximum of 20,000,000 ordinary shares, at a purchase price of $2.00 per share (the “Tender Offer”). The Tender Offer was, in part, made to enable Boris Gertsovskiy, one of the Company’s co-founders and an affiliated shareholder of the Company, to liquidate a substantial number of his GDEV ordinary shares. The Tender Offer expired on January 18, 2024, resulting in the Company’s accepting for purchase 16,554,256 shares, 10,000,000 of which were tendered by Boris Gertsovskiy and 302,166 of which were tendered by Anton Reinhold, the Company’s Chief Operating Officer.

Other Related Party Transactions

For additional information on related party transactions, see Note 27 (Related party transactions) to the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2023, included elsewhere in this Annual Report.

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

Based on the composition of the income, assets and operations of GDEV and its subsidiaries during the relevant period, GDEV does not believe it will be treated as a PFIC for the taxable year ending on December 31, 2023. However, there can be no assurances in this regard, nor can there be any assurances that GDEV will not be treated as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and GDEV can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether GDEV or any of its subsidiaries is treated as a PFIC is determined on an annual basis after the close of each taxable year. The determination of whether GDEV or any of its subsidiaries is a PFIC is a factual determination that depends on, among other things, the composition of the income and assets of GDEV (including goodwill), and the fair market value of its and its subsidiaries’ shares and assets. In this regard, changes in the fair market value of its shares could cause GDEV to become treated as a PFIC because such changes would generally result in changes in the value of goodwill of GDEV for the purposes of determining the PFIC status of GDEV under applicable U.S. federal income tax law. Similarly, changes in the composition of GDEV or any of its subsidiaries’ income or assets may cause GDEV to be or become a PFIC for the current or subsequent taxable years as well. Under the PFIC rules, if GDEV were considered a PFIC at any time that a U.S. Holder owns ordinary shares or warrants, GDEV would continue to be treated as a PFIC with respect to such U.S. Holder’s investment unless (i) it ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its ordinary shares or warrants at their fair market value on the last day of the last taxable year in which GDEV is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the ordinary shares or warrants with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless GDEV subsequently becomes a PFIC.

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

Information Reporting and Backup Withholding

Information reporting requirements may apply to distributions received by U.S. Holders of ordinary shares, and the proceeds received on sale or other taxable disposition of ordinary shares or warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any distributions with respect to ordinary shares and proceeds from the sale, exchange, redemption or other disposition of ordinary shares or warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and Non-U.S. Holders may be subject to backup withholding on amounts received in respect of, a Non-U.S. Holder’s ordinary shares or warrants, unless the Non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. Holder otherwise establishes an exemption. Distributions paid with respect to ordinary shares and proceeds from the sale of other disposition of ordinary shares or warrants received in the United States by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

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

The WHT will not apply in the case of dividend payments on shares listed on a recognised stock exchange.

•	Interest. WHT at the rate of 30% (which rate was reduced to 17% effective from January 1, 2024) will apply on interest paid by a Cyprus tax resident company to companies which are:
o	resident in jurisdictions included in the EU Blacklist, or
o	incorporated/registered in a jurisdiction included in the EU Blacklist and are not tax resident in any other jurisdiction that is not included in the EU Blacklist.

The WHT will not apply in the case of:

o	Interest payments on securities listed on a recognised stock exchange.
o	Interest payments made by individuals.
•	Royalties. WHT at the rate of 10% will apply on royalties paid by a Cyprus tax resident company to companies which are:
o	resident in jurisdictions included in the EU blacklist, or
o	incorporated/registered in a jurisdiction included in the EU Blacklist and are not tax resident in any other jurisdiction that is not included in the EU Blacklist.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, liquidity risk, and currency risk as follows:

Credit Risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the reporting date. Our credit risk arises from trade and other receivables, loans receivable and other investments.

Credit risk related to trade receivables is considered insignificant, since almost all sales are generated through major companies, with consistently high credit ratings. These distributors pay us monthly, based on sales to the end users. Payments are made within three months after the sale to the end customer. The distributors take full responsibility for tracking and accounting of end customer sales and send us monthly reports that show amounts to be paid. We do not have any material overdue or impaired accounts receivable. Credit risk related to other investments is also insignificant due to the fact that they are represented by government bonds and US treasury notes which are rated AAA based on Fitch’s ratings.

For additional information on our credit risk, please see Note 29 (Financial instruments – fair values and risk management—B. Financial risk management—(i) Credit risk) to our audited consolidated financial statements for the fiscal year ended December 31, 2023, included elsewhere in this Annual Report.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. Our objective when managing liquidity is to ensure, as far as possible, that we will have sufficient liquidity to meet our liabilities when they are due, under both normal and stressed conditions without incurring unacceptable losses or risking damage to our reputation. We monitor the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables over the next 90 days. Excess cash is invested only in highly liquid triple A rated securities (mainly US treasury notes, bonds and ETFs).

For additional information on our liquidity risk, please see Note 29 (Financial instruments – fair values and risk management—B. Financial risk management—(ii) Liquidity risk) to our audited consolidated financial statements for the fiscal year ended December 31, 2023, included elsewhere in this Annual Report.

Currency Risk

Currency risk is the risk that the values of and cash flows associated with financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not our functional currency. We are exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Euro, the Russian Ruble, Armenian Dram, Kazakhstani Tenge and United Arab Emirates Dirham. Our management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.

For the periods presented, our exposure to foreign currency risk, expressed in U.S. dollars, was as follows:

	For the year ended
	December 31, 2023
					United Arab
		Russian	Armenian	Kazakhstani	Emirates
	Euro	Ruble	Dram	Tenge	Dirham

Assets	US$
Loans receivable	129	—	1	16	—
Trade and other receivables	10,001	—	142	15	—
Cash and cash equivalents	12,533	89	55	269	11
	22,663	89	198	300	11

Liabilities
Lease liabilities	(2,234)	—	(207)	—	—
Trade and other payables	(5,325)	—	(922)	(82)	—
	(7,559)	—	(1,129)	(82)	—
Net exposure	15,104	89	(931)	218	11

A reasonably possible 10% strengthening or weakening of the U.S. dollar against the following currencies at December 31, 2023 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	As of December 31, 2023
	Strengthening of	Weakening of
	USD by 10%	USD by 10%

	US$
Euro	(1,510)	1,510
Russian Ruble	(9)	9
Armenian Dram	93	(93)
Kazakhstani Tenge	(22)	22
	(1,448)	1,448

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2023.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

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

D.	Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, we made the following changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

●	Enhanced the controls over the financial reporting closing process including, but not limited to:
o	implementation of the procedure to monitor, assess and determine the accounting treatment of large and unusual transactions;
o	engaging of an external consultant to assist with the preparation of:
●	the impairments test in respect of the carrying amounts of the cash generating units and
●	the determination of the fair value of the carrying amount of equity associates and certain financial instruments associated therewith;
o	engaging of an external consultant to assist with disclosure controls as a whole and completion of the annual IFRS disclosure checklist in particular.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Marie Holive, the chair of our audit and risk committee, is a “financial expert,” as defined in Item 16A of Form 20-F. Ms. Holive is “independent,” as defined in Rule 10A-3 under the Exchange Act. For a description of Ms. Holive’s experience, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Directors—Marie Holive.”

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

We intend to disclose on our website any amendment to, or waiver from, a provision of our Code of Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Code of Conduct and Ethics is available on our website at: https://gdev.inc. The information contained on our website is not incorporated by reference in this Annual Report.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The consolidated financial statements of GDEV Inc. as of December 31, 2023 and 2022, and for each of the years in the two-year period ended December 31, 2023, have been included herein in reliance upon the report of our independent registered public accounting firm, KPMG Certified Auditors S.A., Athens, Greece (“KPMG”), appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The Company appointed KPMG as the Company’s independent registered public accounting firm, effective as of January 11, 2023, succeeding JSC “Kept” (formerly JSC “KPMG”), Moscow, Russia, the Company’s former independent registered public accounting firm. KPMG became our principal accountant as of the 2022 fiscal year.

The table below sets out the total amount of fees, as broken down by category of service, for the services rendered by KPMG for the fiscal years ended December 31, 2023 and 2022.

Fees of KPMG

	Year ended December 31,
	2023	2022

	(in thousands of U.S. dollars)
Audit Fees	1,474	1,315
Audit-Related Fees	—	—
Tax Fees	—	22
All Other Fees	—	—
Total	1,474	1,337

Audit Fees

Audit fees for the years ended December 31, 2023 and 2022 were related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Tax Fees

Tax fees for the year ended December 31, 2022 were related to ongoing tax advisory, tax compliance and tax planning services.

Audit Committee Pre-Approval Policies and Procedures

Pursuant to our audit and risk committee charter, the audit and risk committee, or the chair of the audit and risk committee, is required to pre-approve all audit services to be provided to the Company, whether provided by the principal auditor or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditor, unless the engagement is entered into pursuant to appropriate preapproval policies established by the Committee or if such service falls within available exceptions under SEC rules.

All services rendered by our independent auditor since the establishment of our audit and risk committee were pre-approved by either the audit and risk committee or the chair of the audit and risk committee, in accordance with the audit and risk committee’s pre-approval policy.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2023, no purchases of our equity securities were made by or on behalf of us or any affiliated purchaser.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective as of January 11, 2023 (the “Succession Date”), the Company appointed KPMG Certified Auditors S.A., Athens, Greece (“KPMG”) as the Company’s independent registered public accounting firm, succeeding JSC “Kept” (formerly JSC “KPMG”), Moscow, Russia (“Kept”), the Company’s former independent registered public accounting firm. The change of the Company’s independent registered public accounting firm was made in light of geopolitical developments driven by the Russian military action in Ukraine, after careful consideration and evaluation process, and was approved by the audit and risk committee of the board of directors of the Company. KPMG is a public accounting firm registered with the Public Company Accounting Oversight Board of the United States (the “PCAOB”). KPMG is subject to the PCAOB’s oversight and will conduct its audit of the Company in accordance with the standards established by the PCAOB.

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

During each of the years ended December 31, 2020 and 2021, and in the subsequent interim period prior to the engagement of KPMG on the Succession Date, neither the Company nor anyone acting on its behalf consulted with KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that KPMG concluded was an important factor considered by the Company in reaching a decision as to any accounting, audit or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.

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

ITEM 16I.  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.  INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Compliance Policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees, which the Company believes is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and the Nasdaq listing standards applicable to the Company. The Company’s Insider Trading Compliance Policy is included as an exhibit to this Annual Report.

ITEM 16K.  CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

We design and assess our program based on the cybersecurity frameworks, such as the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF), Open Web Application Security Project Frameworks (OWASP). This does not imply that we meet any particular technical standards, specifications or requirements, only that we use the NIST CSF, OWASP as a guide to help us identify, assess and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is a part of our overall enterprise risk management program, which covers legal, compliance, strategic, operational and financial risk areas.

Our cybersecurity risk management program includes:

•	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services and our broader enterprise IT environment;
•	a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
•	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
•	cybersecurity awareness training of our employees, incident response personnel and senior management;
•	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
•	a third-party risk management process for key service providers, suppliers and vendors.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations or financial condition.

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Company’s audit and risk committee oversight of cybersecurity and other information technology risks. The audit and risk committee oversees management’s implementation of our cybersecurity risk management program.

The audit and risk committee receives periodic reports from management on our cybersecurity risks. In addition, management updates the audit and risk committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

The audit and risk committee reports to the Company’s full board of directors regarding its activities, including those related to cybersecurity. Board members receive information on cybersecurity topics from our internal security staff or external experts as part of the continuing cybersecurity education.

Our management team, including Head of Information Security and Chief Information Officer, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team’s experience includes 20 years of experience in cybersecurity – namely application, cloud and infrastructure security, cryptography, risk assessment, audit and compliance – and has obtained the following international certifications: ISACA CISA, ISC2 CISSP.

Our management team supervises efforts to prevent, detect, mitigate and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

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

ITEM 19.  EXHIBITS

The following documents are filed as part of this Annual Report or incorporated by reference herein:

Exhibit No.	Description	Incorporation by Reference
		Form	File Number	Exhibit No.	Filing Date
1.1	Amended and Restated Memorandum and Articles of Association of the Company.	20-F	001-40758	1.1	August 27, 2021
2.1	Specimen GDEV ordinary share certificate.	F-4	333-257103	4.1	June 15, 2021
2.2	Specimen GDEV warrant.	F-4	333-257103	4.2	June 15, 2021
2.3	Warrant Agreement, dated as of August 5, 2020, between Kismet and the Continental Stock Transfer & Trust Company.	F-4	333-257103	4.3	June 15, 2021
2.4	Assignment, Assumption and Amendment Agreement for Kismet’s outstanding warrants.	20-F	001-40758	2.4	August 27, 2021
2.5	Form of the existing Option Agreement.	F-4	333-257103	4.5	June 15, 2021
2.6	Form of the Assignment, Assumption and Amendment Agreement for Kismet’s outstanding option agreements.	F-4	333-257103	4.4	June 15, 2021
2.7	Description of Securities.	20-F	001-40758	2.7	April 29, 2022
4.1	Business Combination Agreement, dated as of January 31, 2021, as it may be amended, by and among Kismet, the Sponsor, solely in its capacity as Kismet’s representative, the Issuer, Nexters Global, Fantina Holdings Limited, a private limited liability company domiciled in Cyprus, solely in its capacity as the representative of the Shareholders of Nexters Global and the shareholders of Nexters Global party thereto.	F-4	333-257103	2.1	June 15, 2021
4.2	Amendment No. 1 to Business Combination Agreement, dated as of July 17, 2021, by and among Kismet, the Sponsor, solely in its capacity as Kismet’s representative, the Issuer, Fantina Holdings Limited, solely in its capacity as the representative of the Shareholders of Nexters Global and the shareholders of Nexters Global party thereto.	F-4/A	333-257103	2.2	July 28, 2021
4.3	Amendment No. 2 to Business Combination Agreement, dated as of August 11, 2021, by and among Kismet, the Sponsor, solely in its capacity as Kismet’s representative, the Issuer, Nexters Global, Fantina Holdings Limited, solely in its capacity as the representative of the Shareholders of Nexters Global and the shareholders of Nexters Global party thereto.	20-F	001-40758	4.3	August 27, 2021
4.5	Form of Director and Officer Indemnification Agreement.	20-F	001-40758	4.9	August 27, 2021
4.6	2021 Employee Stock Option Plan.	6-K	001-40758	99.1	November 19, 2021
8.1*	Subsidiaries of GDEV.
11.1*	GDEV Insider Trading Compliance Policy.
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of KPMG Certified Auditors S.A.
15.2*	Consent of JSC “Kept”.
15.3	Letter, dated January 17, 2023, from JSC “Kept” to the Securities and Exchange Commission.	6-K	001-40758	99.2	January 17, 2023
97.1*	GDEV Policy for Recovery of Erroneously Awarded Compensation.
101*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101*	Inline XBRL Calculation Linkbase Document.
101*	Inline XBRL Definition Linkbase Document.
101*	Inline XBRL Labels Linkbase Document.
101*	Inline XBRL Presentation Linkbase Document.
104*	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 has been formatted in Inline XBRL

(*)Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GDEV INC.
Date: April 29, 2024	By:	/s/Andrey Fadeev
	Name:	Andrey Fadeev
	Title:	Chief Executive Officer

GDEV Inc.

Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

together with the Report of Independent Registered Public Accounting Firm

GDEV Inc.

GDEV Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
GDEV Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of GDEV Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

Athens, Greece
April 29, 2024

JSC “Kept” Naberezhnaya Tower Complex, Block C 10 Presnenskaya Naberezhnaya Moscow, Russia 123112 Telephone+7 (495) 937 4477 Fax+7 (495) 937 4499

Report of Independent Registered Public Accounting firm

To the Shareholders and the Audit committee of

GDEV Inc. (formerly Nexters Inc.):

Opinion on the Consolidated Financial Statements

We have audited the consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows of GDEV Inc. (formerly Nexters Inc.) and subsidiaries (the “Group”) for the year ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Group’s operations and its cash flows for the year ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ JSC “Kept”

JSC “Kept” (formerly JSC “KPMG”)

We served as the Group’s auditor from 2021 to 2022.

Moscow, Russia

April 29, 2022

GDEV Inc.

Consolidated Statements of Financial Position

As at December 31, 2023 and 2022

(in thousands of US$)

	Note	December 31, 2023	December 31, 2022
ASSETS
Non-current assets
Property and equipment	14	1,146	786
Right-of-use assets	18	2,920	1,462
Intangible assets	15	8,476	12,977
Goodwill	3,15	1,836	1,836
Investments in equity accounted associates	16	—	—
Long-term deferred platform commission fees	26	73,996	94,682
Deferred tax asset	13	122	108
Other non-current investments	23	18,074	17,903
Other non-current assets	13	107	107
Loans receivable - non-current	17	—	3,317
Total non-current assets		106,677	133,178
Current assets
Indemnification asset	15,16,21	2,443	2,512
Trade receivables and other current assets	19	51,903	45,372
Loans receivable	17	148	517
Other investments	23	84,236	50,365
Prepaid tax	13	3,349	3,326
Cash	24	71,798	86,774
Total current assets		213,877	188,866
Total assets		320,554	322,044

LIABILITIES AND SHAREHOLDERS' EQUITY
Equity
Share capital	25	—	—
Additional paid-in capital	25	25,531	23,685
Share-based payments reserve	25	143,593	144,240
Translation reserve	25	5,143	3,493
Accumulated deficit	25	(274,079)	(320,194)
Equity attributable to equity holders of the Company		(99,812)	(148,776)
Non-controlling interest		—	—
Total equity		(99,812)	(148,776)
Non-current liabilities
Lease liabilities - non-current	18	983	444
Long-term deferred revenue	26	115,344	96,887
Share warrant obligations	22	1,278	13,035
Put option liabilities - non - current	3,15,16	—	27,475
Other non-current liabilities	16	—	577
Total non-current liabilities		117,605	138,418
Current liabilities
Lease liabilities - current	18	1,458	743
Trade and other payables	20	30,303	30,521
Provisions for non-income tax risks	3,21	1,354	1,336
Put option liabilities - current	3,15,16	28,995	—
Tax liability	3,13	6,473	4,250
Deferred revenue	26	234,178	295,552
Total current liabilities		302,761	332,402
Total liabilities		420,366	470,820
Total liabilities and shareholders' equity		320,554	322,044

The accompanying notes are an integral part of these consolidated financial statements.

GDEV Inc.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2023, 2022 and 2021

(in thousands of US$)

	Note	2023	2022	2021
Revenue	7	464,549	479,688	434,094
Costs and expenses, excluding depreciation and amortization
Cost of revenue:
Platform commissions	26	(109,020)	(129,623)	(117,229)
Game operation cost	9	(51,669)	(44,036)	(18,945)
Other operating income		2,053	1,327	—
Selling and marketing expenses	10	(225,738)	(152,674)	(270,065)
General and administrative expenses	11	(29,618)	(36,119)	(23,031)
Goodwill and investments in equity accounted associates' impairment	3,16	—	(62,828)	—
Share listing expense	30	—	—	(125,438)
Impairment loss on trade and loan receivables and change in fair value of loans receivable	17,19,29	(5,919)	(29,987)	(102)
Total costs and expenses, excluding depreciation and amortization		(419,911)	(453,940)	(554,810)
Depreciation and amortization	14,15,18	(6,276)	(6,901)	(2,540)
Profit/(loss) from operations		38,362	18,847	(123,256)
Finance income	12	5,248	1,868	79
Finance expenses	12	(4,047)	(2,191)	(3,220)
Change in fair value of share warrant obligation and other financial instruments	22,29	10,946	2,767	10,080
Share of loss of equity-accounted associates	16	(515)	(10,121)	—
Profit/(loss) before income tax		49,994	11,170	(116,317)
Income tax expense	13	(3,879)	(3,760)	(1,127)
Profit/(loss) for the year net of tax		46,115	7,410	(117,444)
Attributable to equity holders of the Company		46,115	7,303	(117,455)
Attributable to non-controlling interest		—	107	11
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss		1,837	3,338	11
Foreign currency translation difference		1,650	3,456	36
Other		187	(118)	(25)
Total comprehensive income/(loss) for the year, net of tax		47,952	10,748	(117,433)
Attributable to equity holders of the Company		47,952	10,641	(117,444)
Attributable to non-controlling interest		—	107	11

Earnings/(loss) per share:
Earnings/(loss) attributable to ordinary equity holders of the parent, US$ - basic	6	0.23	0.04	(0.64)
Earnings/(loss) attributable to ordinary equity holders of the parent, US$ - diluted	6	0.23	0.04	(0.64)

The accompanying notes are an integral part of these consolidated financial statements.

GDEV Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2023, 2022 and 2021

(in thousands of US$ except number of shares)

								Equity
		Number of			Share-based			attributable to
		shares	Share	Additional	payments	Translation	Accumulated	equity holders	Non-controlling
	Note	outstanding	capital	paid-in capital	reserve	reserve	deficit	of the Company	interest	Total
Balance at January 1, 2021		20,000	27	111	11,972	1	(114,019)	(101,908)	—	(101,908)
Loss for the year		—	—	—	—	—	(117,455)	(117,455)	11	(117,444)
Other comprehensive income		—	—	—	—	36	(25)	11	—	11
Total comprehensive loss for the year		—	—	111	11,972	37	(117,480)	(117,444)	11	(117,433)
Equity contribution from shareholders	3	—	(27)	119,681	—	—	—	119,654	—	119,654
Issuance of shares upon the Transaction	3	196,503,101	—	—	—	—	—	—	—	—
Share-based payments	3.18, 30	—	—	—	128,517	—	2	128,519	—	128,519
Share warrant obligation	22	—	—	(32,109)	—	—	—	(32,109)	—	(32,109)
Acquisition of non-controlling interest		—	—	—	—	—	—	—	33	33
Distribution and dividends	30	—	—	(61,804)	—	—	(96,000)	(157,804)	—	(157,804)
Total transactions with shareholders		196,503,101	(27)	25,768	128,517	—	(95,998)	58,260	33	58,293
Balance at December 31, 2021		196,523,101	—	25,879	140,489	37	(327,497)	(161,092)	44	(161,048)

GDEV Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2023, 2022 and 2021

(in thousands of US$ except number of shares)

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

GDEV Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2023, 2022 and 2021

(in thousands of US$ except number of shares)

								Equity
		Number of			Share-based			attributable to
		shares		Additional	payments	Translation	Accumulated	equity holders
	Note	outstanding	Share capital	paid-in capital	reserve	reserve	deficit	of the Company	Total
Balance at January 1, 2023		197,092,402	—	23,685	144,240	3,493	(320,194)	(148,776)	(148,776)
Profit for the year		—	—	—	—	—	46,115	46,115	46,115
Other comprehensive income	25	—	—	187	—	1,650	—	1,837	1,837
Total comprehensive income for the year		—	—	187	—	1,650	46,115	47,952	47,952
Share-based payments and exercise of options	30	549,005	—	1,659	(647)	—	—	1,012	1,012
Total transactions with shareholders		549,005	—	1,659	(647)	—	—	1,012	1,012
Balance at December 31, 2023		197,641,407	—	25,531	143,593	5,143	(274,079)	(99,812)	(99,812)

The accompanying notes are an integral part of these consolidated financial statements.

GDEV Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2023, 2022 and 2021

(in thousands of US$)

	Note	2023	2022	2021
Operating activities
Profit/(loss) for the year, net of tax		46,115	7,410	(117,444)
Adjustments for:
Depreciation and amortization	14,15,18	6,276	6,901	2,540
Share-based payments expense	30	2,032	3,751	3,761
Goodwill and Investments in equity accounted associates impairment	15	—	62,828	—
Share listing expense	30	—	—	125,438
Income from share option forfeiture and cancellation	30	(609)	—	—
Share of loss of equity-accounted associates	16	515	10,121	—
Impairment loss on trade and loan receivables and change in fair value of loans receivable	17,19,29	5,919	29,987	102
Property and equipment write-off	14	—	454	—
Impairment of intangible assets	15	—	547	—

Change in fair value of share warrant obligations and other financial instruments	22,29	(10,946)	(2,767)	(10,080)
Change in fair value of other investments	12	115	—	—
Unwinding of discount on the put option liability	12,15	129	366	—
Transaction costs	12	—	104	—
Trade and loan receivables write - off	17,19	119	81	—
Interest income	12	(4,017)	(1,639)	—
Interest expense	12	61	116	91
Lease modification gain/ (loss)	18	33	(11)	—
Gain on acquisition of subsidiaries	8	—	—	(79)
Loss on sale of subsidiaries	8	—	4,969	—
Dividend income	23	(1,231)	(231)	—
Foreign exchange loss	12	3,395	1,020	2,809
Income tax expense	13	3,879	3,760	1,127
		51,785	127,767	8,265
Changes in working capital:
Decrease/(increase) in deferred platform commissions	26	20,686	21,851	(26,946)
(Decrease)/increase in deferred revenue	26	(42,917)	(30,242)	127,899
Increase in trade and other receivables	19	(9,880)	(4,498)	(12,682)
(Decrease)/increase in trade and other payables	20	(632)	2,282	9,600
		(32,743)	(10,607)	97,871
Income tax paid		(1,088)	(1,078)	(617)
Interest received		—	—	7
Net cash flows generated from operating activities		17,954	116,082	105,526

Investing activities
Acquisition of intangible assets	15	(16)	(64)	(338)
Acquisition of property and equipment	14	(739)	(994)	(1,099)
Acquisition of subsidiary net of cash acquired	15	—	(54,113)	(1,159)
Investments in equity accounted associates	16	(515)	(17,970)	—
Loans granted	17	(1,933)	(31,659)	(123)
Proceeds from repayment of loans	17	969	746	—
Acquisition of other investments	23	(107,159)	(67,729)	—
Proceeds from redemption of investments	23	75,484	—	—
Interest received	23	368	—	—
Dividends received	23	1,078	—	—
Net cash flows used in investing activities		(32,463)	(171,783)	(2,719)

Financing activities
Payments of lease liabilities	18	(1,892)	(2,013)	(2,132)
Proceeds from loans receivable	27	—	224	—
Repayment of borrowings		—	—	(49)
Interest on lease	18	(56)	(115)	(90)
Dividends paid and distribution to shareholders	25	—	—	(160,366)
Cash acquired in the Transaction	30	—	—	119,659
Net cash flows used in financing activities		(1,948)	(1,904)	(42,978)
Net (decrease)/increase in cash for the year		(16,457)	(57,605)	59,829
Cash at the beginning of the year		86,774	142,802	84,557
Effect of changes in exchange rates on cash held		1,481	1,577	(1,584)
Cash at the end of the year		71,798	86,774	142,802

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

On August 26, 2021, the Company successfully consummated the merger with Kismet, which was announced on February 1, 2021 (the “Transaction”). The Company treated the merger with Kismet as a transaction equivalent to the issue of shares of the Company in exchange for the net monetary assets of Kismet and its listing status. The merger did not constitute a business combination as defined under IFRS 3 Business Combinations, as Kismet, whom we determined to be the accounting acquiree in the Transaction, was a non-operating entity that does not meet the definition of a business under IFRS 3, given that it consisted predominantly of cash in the Trust Account (see Note 30 for more details). On the same date the Company acquired Nexters Global, the Company that generates most of the Company’s revenues, for a combination of cash and GDEV Inc. ordinary shares.

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

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022, and 2021.

The principal activities of the Company and its subsidiaries (the “Group”) are the development and publishing of online games for mobile, web and social platforms. The Group also derives revenue from advertising services. Information about the Company’s main subsidiaries is disclosed in Note 28.

The Company’s ordinary shares and warrants are listed on Nasdaq under the symbols GDEV and GDEVW, respectively.

The Group has no ultimate controlling party.

2.   Basis of presentation

2.1.  Statement of compliance

These consolidated financial statements are prepared in accordance with the IFRS Accounting Standards, as issued by the International Accounting Standards Board (IASB)”.

These consolidated financial statements were authorized for issue by the Group’s Board of Directors on April 25, 2024.

2.2.  Going concern

The financial position of the Group, its cash flows and liquidity position are described in the consolidated financials statements and notes to these consolidated financial statements. In addition, Note 29 includes the Group’s policies for managing its liquidity risk.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Year 2022 was the first year over the past decade when the worldwide gaming revenue decreased year-over-year. In 2023, the worldwide gaming market remained at the depressed levels of 2022, with revenues in 2023 increasing only marginally compared to 2022. Correlating with the general negative development in the gaming market, during 2022, the Company’s Bookings declined by 20% compared to 2021, with the significant reduction in the Company’s marketing budget in 2022 contributing to that decline. In 2023, the Company’s Bookings continued to exhibit a downward trend, decreasing by 6% compared to 2022. Further, Company’s core game offering, Hero Wars, continued to generate a substantial portion of its revenue however there can be no assurance as to the continued success of Hero Wars. However, in the year 2023 the Company has limited its reliance on Hero Wars game with revenue generated from this game accounting for 90% of its revenues as compared to 96% in the prior year. In addition, the Company has a loyal base of core players, which supports its ability to sustain a level of revenue adequate to continue its operation. In the year ended December 31, 2023, players from previous periods accounted for approximately 72% of the Company’s bookings for the core product, Hero Wars.

As at December 31, 2023, the Company had a working capital deficit of approximately US$ 88.9 million and a net deficit of approximately US$ 99.8 million. Excluding the current portion of deferred revenue which will not require a cash outflow the Company has a working capital surplus of US$ 145.3 million. Despite the uncertainties related to the current economic volatility and taking into account significant positive cash inflows from operating activities, management’s assessment of revenue trends and principal risks and uncertainties, management has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, which is at least 12 months from the date of approval of the financial statements, as it expects that current loyal player basis together with the investments in the acquisition of new players will lead to further future inflows. At the same time the Group has significant balance of cash available as well as highly liquid investments for future spending which could cover approximately two times its annual fixed expenses (i.e. expenses excluding marketing and investments) even in the most adverse scenario of no bookings and revenue. Accordingly, the management is satisfied that the consolidated financial statements should be prepared on a going concern basis. Management believes that there is no material uncertainty that may cast significant doubt regarding the Company’s or the Group’s ability to continue as a going concern, please refer to Notes 29 for further details.

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

2.5.  Changes in accounting policies

During 2023 the Group applied a number of accounting standards effective from January 1, 2023 for the first time, but they do not have a material impact on the Group’s consolidated financial statements.

Standards and interpretations effective for the year ended December 31, 2023

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2).

The amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments neither have had an impact on the Group’s disclosures of accounting policies nor on the measurement, recognition or presentation of any items in the Group’s financial statements.

Definition of Accounting Estimates (Amendments to IAS 8)

Definition of Accounting Estimates - Amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments had no impact on the Group’s consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

The amendments to IAS 12 Income Tax narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities. The amendments had no impact on the Group’s consolidated financial statements.

A number of new standards are effective for annual periods beginning after January 1, 2023 and earlier application is permitted; however, the Group has not earlier adopted the new or amended standards in preparing these consolidated financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Group’s financial statements.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Standards issued but not yet effective:

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted and that fact must be disclosed. The amendments are not expected to have a material impact on the Group’s financial statements.

Classification of liabilities as current or non-current (Amendments to IAS 1)

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

●	What is meant by a right to defer settlement,
●	That a right to defer must exist at the end of the reporting period,
●	That classification is unaffected by the likelihood that an entity will exercise its deferral right,
●	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must be applied retrospectively. The Group is currently assessing the impact the amendments have on its financial statements.

Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted, but will need to be disclosed. The amendments are not expected to have a material impact on the Group’s financial statements.

3.   Summary of material accounting policies

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

The functional currency of the foreign operations is generally US Dollar or the respective local currency – Euro (€), Russian rouble (RUB), Armenian dram (AMD), Kazakhstani tenge (KZT) or United Arab Emirates Dirham (AED) . As at the reporting date, the assets and liabilities of these operations are translated into the presentation currency of the Group (the US$) at the rate of exchange at the reporting date and their statements of comprehensive income are translated at the average exchange rates for the year or exchange rates prevailing on the date of specific transactions. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign entity, the cumulative amount recognized in equity relating to that particular foreign operation is reclassified to the profit or loss.

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

3.4.2. Useful life and amortization of intangible assets

The Group assesses whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of that useful life. An intangible asset is regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity. The Group did not have any intangible assets with indefinite useful life as at December 31, 2023 and 2022.

Intangible assets with finite lives are amortized on a straight-line basis over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The useful economic life of the Group’s Intellectual property rights, including licenses, as at December 31, 2023 and 2022 is 4 years.

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

3.7.2. Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in three categories:

●	Financial assets at amortized cost;
●	Financial assets at fair value through OCI (“FVOCI”);
●	Financial assets at fair value through profit or loss ("FVTPL").

Financial assets at amortized cost

The Group measures financial assets at amortized cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes trade and other receivables, loan receivable from MX Capital Ltd and other current investments.

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

Financial assets at fair value through profit or loss ("FVTPL")

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. Our loan receivable to Castcrown Ltd has been classified as measured at FVTPL. The undrawn commitment to subscribe for convertible loans is accounted for as a derivative and is measured at FVTPL. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Impairment—credit loss allowance for ECL

The Group assesses and recognizes the allowances for expected credit losses (“ECL”) on financial assets measured at amortized cost and debt instruments measured at FVOCI.

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

The Group did not offset any financial assets and liabilities as at December 31, 2023 and 2022.

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

3.15. Platform commissions

Platforms retain platform commissions and fees on each purchase made by the paying players through the platform. As revenues from sales of virtual items to paying players through the platform are deferred, the related platform commissions and fees are also deferred on the consolidated statement of financial position. Platform commissions represent contract costs an entity incurs to obtain a contract to provide digital goods and services to customers. The entity recognises capitalised contract costs under IFRS 15, presenting them separately from contract assets and contract liabilities in the statement of financial position. Assets arising from costs to obtain a contract similar in nature to intangible assets, thus classified as non - current. The deferred platform commissions are recognized in the consolidated statement of profit or loss and other comprehensive income in the period in which the related sales of virtual items for which revenue have been initially deferred are recognized as revenue.

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

Interests in associates are included in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. They are initially recognized at cost which includes transaction costs. Contingent consideration arising from the acquisition of an equity-accounted investee is initially recognized at fair value as part of the cost of acquisition and subsequently accounted for as follows: a) Contingent consideration classified as equity is not remeasured and should accounted for its settlement in equity, b) Contingent consideration classified as an asset or a liability is remeasured to fair value at each reporting date until the contingency is settled, with changes in fair value recognized in profit or loss.

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

3.19. Transactions under common control

A common control transaction is any transfer of net assets or exchange of equity interests between entities or businesses that are under common control by an ultimate parent or controlling shareholder before and after the transaction. Common control transactions may have characteristics that are similar to business combinations but do not meet the requirements to be accounted for as business combinations because, from the perspective of the ultimate parent or controlling shareholder, there has not been a change in control over the acquiree. Due to the fact common control transactions do not result in a change in control at the ultimate parent or controlling shareholder level, the Company does not account for that at fair value. Rather, common control transactions are accounted for at the carrying amount of the net assets or equity interests transferred.

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

4.   Accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the reporting dates and the reported amounts of revenues and expenses during the reporting periods. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

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

To separately account for consumable and durable virtual items, the Company specifically identifies each purchase for the majority of virtual items purchased in our games whether it relates to a durable or consumable item. The players may also purchase within the game virtual currencies which they may use in the future. For those purchases, the Company splits the amounts between consumable and durable items proportionately to the majority of distributed items and relying on expertise in resource content analysis of our games.

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

We use a statistical estimation model to arrive at the average playing period of the paying users for each platform. As at December 31, 2023, 2022 and 2021 player lifespan for Hero Wars averages 28, 28 and 25 months respectively.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The estimated player lifespan in our other games as at December 31, 2023, 2022 and 2021 averages 11 months, 14 months and 25 months respectively.

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

Sensitivity to input parameters

Our estimates are sensitive to input parameters, particularly to change in proportion between durable and consumable items and to change in estimated player’s lifespan. Below is the analysis of sensitivity to these parameters:

●	While other parameters remain constant, an increase/decrease of the share of durable items in total payments by 10% would decrease/increase reported revenues for 2023 and respectively increase/decrease deferred revenue balance as at December 31, 2023 by 21,483.
●	While other parameters remain constant, an increase/decrease of the share of consumable items in total payments by 10% would increase/decrease reported revenues for 2023 and respectively decrease/increase deferred revenue balance as at December 31, 2023 by 6,258.
●	While other parameters remain constant, an increase in the estimated lifespans applied in 2023 by 10% would decrease reported revenues for 2023 and respectively increase deferred revenue balance as at December 31, 2023 by 31,057.
●	While other parameters remain constant, a decrease in the estimated lifespans applied in 2023 by 10% would increase reported revenues for 2023 and respectively decrease deferred revenue balance as at December 31, 2023 by 33,782.

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

The fair value of the Company’s underlying shares after the Transaction was determined based on their quoted market price at the grant date.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Estimated forfeitures

Management used a forfeiture rate of zero as there is no a low level of attrition among key personnel and management at the dates of share option grants. Subsequently, if the actual forfeiture rate is higher, the actual amount of related expense will be lower.

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

Dividend protection feature

The dividend protection feature included into certain option agreements is accrued if it considered likely to be affected based on the management’s best estimate as of the reporting date.

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

– immediately recognizes in profit or loss the difference between the carrying amount of the liability and the amount recognized in equity.

Sensitivity to input parameters

Our estimates are sensitive to input parameters, particularly to change in volatility. Below is the analysis of sensitivity to this parameter:

●	While other parameters remain constant, an increase of volatility by 10% would increase the fair value of share-based payments reserve as at December 31, 2023 by 137.
●	While other parameters remain constant, a decrease of volatility by 10% would decrease the fair value of share-based payments reserve as at December 31, 2023 by 140.

Another key assumption is a risk-free rate that is derived from the Bloomberg system applied without modifications, below is the analysis of sensitivity to this parameter:

●	While other parameters remain constant, an increase of risk-free rate by 10% would increase the fair value of share-based payments reserve as at December 31, 2023 by 10.
●	While other parameters remain constant, a decrease of risk-free rate by 10% would decrease the fair value of share-based payments reserve as at December 31, 2023 by 10.

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The Company accounts for the warrants in its financial statements as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments, based on the fact the fixed-for-fixed criteria is not met. This is due to the fact that investors can exercise their warrants on a cashless basis according to make-whole table, where warrants are exchanged into a fractional number of shares depending on the stock price at time of redemption and remaining time to warrant expiration. The warrants are initially recorded at fair value and then remeasured at each reporting date until exercised or expired, with any change in fair value to be recognized in profit or loss within the line Change in fair value of share warrant obligation and other financial instruments.

Management used the Monte Carlo simulations to determine the value of the Private and Public warrants as at December 31, 2022 due to the fact that the trading of the Company’s warrants was suspended as of December 31, 2022 as the market price was not available as at December 31, 2022, while for the purpose of estimating fair value of Private and Public Warrants as at December 31, 2023 management used traded market price observed at NASDAQ as at December 31, 2023 as the trading of the Company’s warrants had resumed on the March 16, 2023 (see Note 22).

The valuation method used as at December 31, 2022 where the Company used Monte-Carlo simulation included the following input parameters:

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

The valuation method used as at December 31, 2023 was based on the quoted market price. Both types of warrants were valued this way due to the reasons discussed below (see Note 22).

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

In order to determine the fair value of the financial instruments (see Note 3 and 16) management applied the following assumptions:

●	Target pay back of 365 days on marketing investments in customer acquisition (i.e. the period over which we expect to recover marketing expenses made) applied to the projected periods. This assumption is based on the historical effectiveness of marketing expenses for Hero Wars game and the adjustment applied by management related to uncertainty of the games being new.
●	Discount rate based on risk-free rate of 4.01%.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

●	Valuation of investees as at December 31, 2023 was based on forward multiples of Enterprise Value to Net bookings of 1.18 and Enterprise Value to Investor’s consolidated Segment Management EBITDA of 4.77 based on publicly traded peers from gaming industry, while as at December 31, 2022 the valuation was performed based on historical multiples.
●	Assumption of Standard deviation (Sigma parameter of GBM distribution) of marketing expenditure incurred in order to generate bookings over the projected period of time with bookings benchmarked against historic performance of the same genre games in the gaming industry and implying certain Failure rate for such games.

Due to the fact that stochastic generated marketing costs are mainly dependent from sigma parameter of GBM distribution, sigma was used in sensitivity tests to determine change in fair value of financial instruments with the change of marketing costs.

The analysis of sensitivity to the key parameters of financial models in MX Capital Ltd and Castcrown Ltd listed above shows that there is no reasonably possible change in the key parameters that would materially change the fair value of the relevant financial instruments.

The Group measures financial instruments, such as derivatives at fair value at each reporting date. In addition, fair values of financial instruments measured at amortized cost are disclosed in Note 29.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either, a) in the principal market for the asset or the liability or b) in the absence of a principal market, in the most advantageous market for the asset or liability both being accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that the market participants would use when pricing the asset or liability, assuming that the market participants act in their best economic interest. A fair value measurement of a non-financial asset takes into account the market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

The Group uses the following hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
●	Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization at the end of each reporting period (Note 29).

Measurement of the intangible assets recognized at acquisition

Management used the relief-from-royalty method under the income approach to measure the fair value of the intangible assets acquired as part of the acquisition of Cubic Games Studio Ltd relating to its game “Pixel Gun 3D”.

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

Management believes that the ‘relief-from-royalty method’ is the most appropriate method for the valuation of the intangible assets, as it minimizes the unobservable inputs. The highest and best use of main game of Cubic Games Studio Ltd is to use it actively in the market and earn revenue from in-app purchases and advertising.

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

Instead, we determined that the Transaction would be most appropriately accounted for as a share-based payment transaction under IFRS 2, whereby GDEV Inc. acquired the SPAC’s net assets together with its listing status in exchange for a deemed issue of its shares. Also, based on that Standard for equity-settled share-based payments, an entity measures the goods or services received, and the corresponding increase in equity, directly at the fair value of the goods or services received. If the entity cannot estimate reliably the fair value of the goods and services received, the entity measures the amounts, indirectly, by reference to the fair value of the equity instruments issued. For transactions with non-employees, IFRS 2 presumes that the fair value of the goods and services received is more readily determinable. This suggests that the increase in equity is based on the fair value of the cash and the fair value of the listing status.

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

Other areas of estimation uncertainty and judgments

Other judgments and estimates reflected in the Group’s financial statements include, but are not limited to:

●	Recoverability of deferred tax assets.
●	ECL measurement.
●	Fair value of loan receivable (refer to Measurement of the financial instruments issued as part of the investments in associates).
●	Software development costs and recognition of internally built software.
●	Impairment of non-financial assets.

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

ECL measurement

The Group records an allowance for ECLs for all receivables and other debt financial assets not held at fair value through profit or loss (“FVTPL”). The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss or LTECL) for Trade and other receivables. The LTECL is also used for other financial assets, unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months’ expected credit loss (12-month ECL). The 12-month ECL is the portion of LTECL that represent the ECLs that result from default events on a financial instrument that are expected within the 12 months after the reporting date. Both LTECL and 12-month ECL are calculated on either an individual basis or a collective basis, depending on the nature of the underlying portfolio of financial instruments.

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

Software development costs

Our development teams, which develop the online games, follow an agile development process, whereas the preliminary project stage remains ongoing until just prior to worldwide launch of the game, at which time final feature selection occurs. As such, the development costs in respect of online games are expensed as incurred in our consolidated statement of profit or loss and other comprehensive income. We did not capitalize any online games development costs during the years ended December 31, 2023, 2022 and 2021, except for those acquired in the business combination.

Development expenditures in respect of the software for the internal use are recognized as an intangible asset when the Group can demonstrate the technical and commercial feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the asset and the ability to measure reliably the expenditure during development. We did not capitalize any software development costs during the years ended December 31, 2023, 2022 and 2021.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Impairment on non-financial assets

Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a DCF model. The cash flows are derived from the forecasts for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill recognized by the Group. The key assumptions used to determine the recoverable amount for the different CGUs are disclosed and further explained in Note 15.

5.   Segment reporting

A.Basis for segmentation

The Group operates through four operating segments, which are Nexters Global Ltd, Cubic Games Studio Ltd, MX Capital Ltd and Castcrown Ltd, while last three of them are not considered to be reportable segments based on the criteria (quantitative thresholds) of IFRS 8. The financial information reviewed by our Chief Operating Decision Maker, which is our Board of Directors, is included within the operating segments mentioned above for purposes of allocating resources and evaluating financial performance.

The following summary describes the operations of the reportable segment:

Reportable segments	Operations
Nexters Global Ltd	Game development and publishing

B.Information about reportable segments

Information related to the reportable segment is set out below. Segment management EBITDA is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments relative to the segments that operate in the same Group and is regularly reviwed by our Chief Operating Decision Maker.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The Company defines Management EBITDA as the net income/loss before income tax as presented in the Group's consolidated financial statements in accordance with IFRS, adjusted to exclude (i) goodwill and investments in equity accounted associates' impairment, (ii) finance income and expenses, (iii) share of loss of equity-accounted associates, (iv) depreciation and amortization, (v) share-based payments expenses, (vi) net effect from recognition of deferred net revenues, (vii) impairment loss on of trade receivables and loan receivables, (viii) change in fair value of share warrant obligations and other financial instruments and (ix) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance.

For the year ended December 31, 2023	Nexters Global Ltd	All other segments	Total
Segment revenue	447,148	17,401	464,549
Segment Management EBITDA	43,975	(15,670)	28,305

For the year ended December 31, 2022	Nexters Global Ltd	All other segments	Total
Segment revenue	432,658	16,788	449,446
Segment Management EBITDA	138,647	(25,504)	113,143

2021	Nexters Global Ltd	All other segments	Total
Segment revenues	434,094	—	434,094
Segment management EBITDA	113,349	—	113,349

C.Reconciliation of information on reportable segment to the amounts reported in the financial statements

	For the year ended	For the year ended	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Profit before income tax
Management EBITDA for reportable segments	43,975	138,647	113,349
Management EBITDA for other segments	(15,670)	(25,504)	—
Net effect from recognition of deferred net revenues	22,231	8,391	(100,953)
Depreciation and amortization	(6,276)	(6,901)	(2,540)
Finance income	5,248	1,868	79
Finance expenses	(4,047)	(2,191)	(3,220)
Share-based payments expense	(2,032)	(3,751)	(3,761)
Share listing expense	—	—	(125,438)
NASDAQ related non-recurring expenses	—	—	(3,811)
Impairment loss on trade receivables and loans receivable	(5,919)	(29,987)	(102)
Change in fair value of share warrant obligation and other financial instruments	10,946	2,767	10,080
Impairment loss on Intangible assets	—	(547)	—
Goodwill and investments in equity accounted associates impairment	—	(62,828)	—
Share of loss of equity-accounted associates	(515)	(10,121)	—
Other operating income	2,053	1,327	—
Consolidated profit/(loss) before income tax	49,994	11,170	(116,317)

We disclose the geographical distribution of our revenue in Note 7. We do not have the ability to track revenue deferral on a by-country basis therefore we applied average deferral rate to in-game purchases disaggregated by geography.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Non-current assets excluding financial instruments and deferred taxes by geography are presented below:

December 31, 2023	Cyprus	Armenia	Kazakhstan	Spain	Total
Property and equipment	991	91	64	—	1,146
Right-of-use assets	2,667	253	—	—	2,920
Intangible assets	8,449	21	6	—	8,476
Goodwill	1,836	—	—	—	1,836
Long-term deferred platform commission fees	73,996	—	—	—	73,996
	87,939	365	70	—	88,374

December 31, 2022	Cyprus	Armenia	Kazakhstan	Spain	Total
Property and equipment	672	67	46	1	786
Right-of-use assets	1,298	164	—	—	1,462
Intangible assets	12,959	17	1	—	12,977
Goodwill	1,836	—	—	—	1,836
Long-term deferred platform commission fees	94,682	—	—	—	94,682
Loans receivable - non-current	3,317	—	—	—	3,317
	114,764	248	47	1	115,060

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

The following reflects the earnings/(loss) and number of shares used in basic and diluted loss per share computations for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Profit/(loss) for the year net of tax attributable to ordinary equity holders of the parent for basic earnings	46,115	7,303	(117,455)

Weighted average number of ordinary shares for basic earnings per share	197,396,864	197,971,371	183,521,938
Weighted average number of ordinary shares for diluted earnings per share	200,312,250	197,971,371	183,521,938

Earnings per share:
Earnings/(loss) attributable to ordinary equity holders of the parent, US$ - basic	0.23	0.04	(0.64)
Earnings/(loss) attributable to ordinary equity holders of the parent, US$ - diluted	0.23	0.04	(0.64)

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The Company does not consider the effect of the warrants sold in the Initial Public Offering and private placement in the calculation of diluted loss per share, since they do not have a dilutive effect as at the reporting date as they are out of the money. Deferred exchange shares are also not considered by the Company in calculation of the basic and diluted earnings per share, as the instrument is neither vested at the reporting date nor would have been vested if the reporting date was the end of the contingent period, due to the fact that the vesting conditions in relation to the entire number of 20,000,000 deferred exchange shares were not met at the reporting date.

The reconciliations of the weighted-average numbers of ordinary shares for basic and diluted earnings per share for each of the years ended December 31, 2021, 2022 and 2023 are presented below:

	2023	2022	2021
Weighted-average number of ordinary shares (basic) at 31 December	197,396,864	197,971,371	183,521,938
Effect of issue of ordinary shares related to Cubic Games Ltd put option	878,969	—	—
Effect of share options to be issued	2,036,417	—	—
Weighted-average number of ordinary shares (diluted) at 31 December	200,312,250	197,971,371	183,521,938

7.   Revenue

The following table summarizes revenue from contracts with customers for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
In-game purchases	434,326	459,660	406,594
Advertising	30,223	20,028	27,500
Total	464,549	479,688	434,094

The following table sets forth revenue disaggregated based on geographical location of our payers:

	2023	2022	2021
US	163,818	160,314	136,570
Europe	117,183	101,320	93,620
Asia	111,123	124,322	106,404
Other	72,425	93,732	97,500
Total	464,549	479,688	434,094

90% of the Group’s total revenues for the year December 31, 2023 was generated by Hero Wars game title (96% - for the year ended December 31, 2022 and 99% for the year ended December 31, 2021). Of our total revenues, 348,032 (Note 26) is revenue recognized over a period of time and remaining revenue concerns revenue recognized at a point in time. During the years ended December 31, 2023, 2022 and 2021 no individual end customer accounted for more than 10% of our revenues.

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

Property and equipment of Nexters Studio LLC, Nexters Online LLC and Game Positive LLC (“Russian companies”) consist of office equipment purchased during 2020, so its fair value approximates its carrying amount.

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

The sale of Nexters Studio LLC, Nexters Online LLC and Game Positive LLC was completed on August 18, 2022 and the sale of Lightmap LLC on August 31, 2022 with the respective loss of 4,969.

No goodwill resulted from the acquisitions of the Russian subsidiaries was written-off a result of the sale as the Company expects to continue to benefit from the acquisition synergies, being the ability to use their workforce which was substantially relocated to the Group’s other companies.

9.   Game operation cost

Game operation cost consists of employee benefits expenses and technical support services. The following table summarizes game operation cost for the years ended December 31, 2023, 2022 and 2021.

	2023	2022	2021
Employee benefits expenses	(39,155)	(35,282)	(13,985)
Technical support services	(12,514)	(8,754)	(4,960)
	(51,669)	(44,036)	(18,945)

Technical support services mainly relate to maintenance and upgrades of the Group’s software applications provided by a third party and costs associated with hosting services.

10.  Selling and marketing expenses

The following table summarizes selling and marketing expenses for years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Advertising costs	(218,351)	(146,449)	(266,804)
Employee benefits expenses	(7,387)	(6,225)	(3,261)
	(225,738)	(152,674)	(270,065)

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

11.  General and administrative expenses

The following table summarizes general and administrative expenses for years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Employee benefits expenses	(16,763)	(16,815)	(10,497)
Professional fees	(6,171)	(5,777)	(7,457)
Loss on sale of subsidiaries	—	(4,969)	—
Insurance liability expense	(1,473)	(1,522)	(513)
Impairment of Intangible assets	—	(547)	—
Other operating expenses	(5,211)	(6,489)	(4,564)
	(29,618)	(36,119)	(23,031)

12.  Finance income and finance expenses

The following table summarizes financial income and expenses for years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Interest income under the effective interest method on:
- Debt securities - at amortised cost	2,536	222	—
- Debt securities - at FVOCI	68	13	—
- Loans receivable	1,403	1,404	—
- Bank deposits	10	—
Total interest income arising from financial assets	4,017	1,639	—
Dividend income:
- Equity securities at FVTPL	1,231	231	—
Financial assets at FVTPL - net change in fair value:
- Mandatorily measured at FVTPL - held for trading	—	17	—
Other income	—	(19)	79
Finance income - other	1,231	229	79
Financial assets at FVTPL - net change in fair value:
- Mandatorily measured at FVTPL - held for trading	(115)	—	—
Interest expense	(61)	(116)	(91)
Bank charges	(347)	(585)	(320)
Transaction cost	—	(104)	—
Unwinding of discount on the put option liability	(129)	(366)	—
Net foreign exchange loss	(3,395)	(1,020)	(2,809)
Finance expenses	(4,047)	(2,191)	(3,220)
Net finance expense	1,201	(323)	(3,141)

13.  Taxation

For the years ended December 31, 2023, 2022 and 2021 the Group recognized income tax expense in the amount of 3,879, 3,760 and 1,127 respectively.

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

Starting from July 1, 2021, the Group applies the provisions of the New IP Regime, which are based on the nexus approach. According to the nexus approach, for an intangible asset to qualify for the benefits of the regime, there needs to be a direct link between the qualifying income and the qualifying expenses contributing to that income. An amount equal to 80% of the qualifying profits earned from qualifying intangible assets are excluded from the taxable profit and  and, as a result, the effective tax rate on eligible IP income can be as low as 2.5%.

Under both the Old and the New IP Regimes, in case a loss arises instead of profit, the amount of loss that can be set off is limited to 20%. The respective tax loss can be carried forward and utilized for the period of 5 years. Ending of the Old IP Box regime on June 30, 2021 and transition to the New IP Regime does not affect the amount of income tax recognized at December 31, 2023, nor is it expected to increase the Group’s future current tax charge significantly.

(b)Reconciliation of the effective tax rate

The reconciliation of the effective tax rate to a statutory tax rate is presented in a table below:

	2023	2022	2021
Profit/(loss) before income tax	49,994	11,170	(116,317)
Tax calculated at the applicable tax rate	(6,251)	(1,396)	14,545
Effect of different tax rates in other countries	(226)	146	82
Tax effect of expenses not deductible for tax purposes and non-taxable income	(1,356)	(15,004)	(14,665)
Tax effect of deductions under special tax regimes	5,472	11,620	169
Tax effect of tax losses brought forward	620	2,011	395
Tax effect of not recognised deferred tax asset regarding the loss carryforward	(620)	(372)	(637)
Overseas tax in excess of credit claim used during the period	(1,515)	(786)	(1,016)
Underprovision of prior year tax liability	(20)	—	—
Tax credits used	21	23	—
Special contribution for the defence fund	(4)	(2)	—
Income tax expense	(3,879)	(3,760)	(1,127)

Income tax liability as at the balance sheet date is 6,473 (4,250: as at December 31, 2022) and includes an amount of 677 recognized for certain tax uncertainties and risks regarding the determination of taxable income resulting from the acquisition of Cubic Games Studio Ltd.

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

Tax losses may be carried forward for five years. Group companies may deduct losses against profits arising during the same tax year. As at December 31, 2023 the Group did not recognize a deferred tax asset of 25 resulting from the tax losses reported in 2021, because of the uncertainties regarding the Group’s ability to use the losses carried forward against the taxable profits in the future (as at December 31, 2022: 41, as at December 31, 2021: 1,527). Tax losses for which no deferred tax asset was recognized mainly expire in 2025 and 2026.

(d)Prepaid tax

Prepaid tax amount is represented by the overpaid corporate income tax by Nexters Global Ltd. As at December 31, 2023, the tax authorities were still examining the Company's tax accounts. On February 16, 2024, the tax examination was finalised and the refund was approved and used to offset the tax liability for the years 2022 and 2023.

14.  Property and equipment

	Computer	Furniture, fixtures
	hardware	and office equipment	Total
Cost
Balance at January 1, 2022	1,277	570	1,847
Additions	875	119	994
Acquisitions through business combinations	64	4	68
Disposals	(661)	(204)	(865)
Disposals through the sale of subsidiaries	(939)	(208)	(1,147)
Effect of foreign exchange rates	186	43	229
Balance at December 31, 2022	802	324	1,126

Depreciation
Balance at January 1, 2022	343	152	495
Depreciation for the period	424	99	523
Disposals	(318)	(92)	(410)
Disposals through the sale of subsidiaries	(303)	(41)	(344)
Effect of foreign exchange rates	68	8	76
Balance at December 31, 2022	214	126	340

Carrying amounts
Balance at December 31, 2022	588	197	786

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

	Computer	Furniture, fixtures
	hardware	and office equipment	Total
Cost
Balance at January 1, 2023	802	324	1,126
Additions	376	363	739
Disposals	(62)	(48)	(110)
Effect of foreign exchange rates	—	(1)	(1)
Balance at December 31, 2023	1,116	638	1,754

Depreciation
Balance at January 1, 2023	214	126	340
Depreciation for the year	239	72	311
Disposals	(28)	(15)	(43)
Balance at December 31, 2023	425	183	608

Carrying amounts
Balance at December 31, 2023	691	455	1,146

The amount of amortization is mostly attributable to the Game operation cost.

15.  Intangible assets and goodwill

Intangible assets

Reconciliation of carrying amount of Intangible assets is presented below:

	Computer	Licenses and
	software	IP rights	Total
Cost
Balance at January 1, 2022	775	386	1,161
Additions	17	47	64
Acquisitions through business combinations	26	17,638	17,664
Disposals through the sale	(26)	(449)	(475)
Effect of foreign exchange rates	3	15	18
Balance at December 31, 2022	795	17,637	18,432

Amortization
Balance at January 1, 2022	750	145	895
Amortization for the year	22	4,372	4,394
Impairment loss	—	547	547
Disposals through the sale	(10)	(355)	(365)
Effect of foreign exchange rates	—	(16)	(16)
Balance at December 31, 2022	762	4,693	5,455

Carrying amounts
Balance at December 31, 2022	33	12,944	12,977

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

	Computer	Licenses and
	software	IP rights	Total
Cost
Balance at January 1, 2023	795	17,637	18,432
Additions	14	2	16
Disposals	(5)	(1)	(6)
Effect of foreign exchange rates	(3)	2	(1)
Balance at December 31, 2023	801	17,640	18,441

Amortization
Balance at January 1, 2023	762	4,693	5,455
Amortization for the year	21	4,494	4,515
Effect of foreign exchange rates	(5)	—	(5)
Balance at December 31, 2023	778	9,187	9,965

Carrying amounts
Balance at December 31, 2023	23	8,453	8,476

Acquisition of intangibles in 2022 consists of the intangible assets acquired as part of the acquisition of Cubic Games Studio Ltd. The intangible assets acquired mainly include the assets related to its game “Pixel Gun” and were evaluated as discussed in Note 4 above. The respective intangible assets are amortized over a period of four years. The impairment attributable to intangible assets is accrued based on the CGU valuation as discussed below.

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

On January 27, 2022, the Company entered into a share purchase agreement to acquire 100% of the issued share capital of Gracevale Ltd, developer and publisher of PixelGun 3D mobile shooter title, for a total consideration of up to 70,000. The deal included a cash consideration of 55,517, consideration in the form of the Company’s equity of 3,158, and a deferred share consideration of 8,237. In parallel with the acquisition of Gracevale Ltd, the Company also acquired 100% of Lightmap LLC for an amount of 150, which was taking part in the maintenance and support of Pixel Gun 3D. The two transactions were fully executed on January 31, 2022. The deal is accounted for as business combinations based on the provisions of IFRS 3. Gracevale Ltd was renamed to Cubic Games Studio Ltd on March 30, 2022.

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

The option is recognized on the acquisition date in the amount of 13,499 in the line Put option liability in this consolidated statement of financial position calculated as the present value of the redemption amount of the share consideration discounted using the Company’s incremental borrowing rate of 3%. The unwinding of the discount from the acquisition date until December 31, 2022 amounted to 366. Additional discount was accrued during the 2023 in amount of 129.

Acquisitions completed in 2021 are described in Note 8.

B.Consideration transferred

The following table summarises the acquisition-date fair value of each major class of consideration transferred.

Consideration transferred
Cash	55,667
Share consideration	3,158
Deferred share consideration	8,237
Total fair value of consideration	67,062

Cubic Games Studio Ltd and Lightmap LLC were treated as one integrated business under common control for the acquisition made as in substance they represent a unique business chain. Lightmap LLC was liquidated.

Share consideration and deferred share consideration fair value were determined using the number of the shares stated in the share purchase agreement multiplied by the share price of GDEV Inc. as at the date of acquisition, which is US$ 7.97.

The difference between the fair values of share consideration and put option of the sellers of Cubic Games Studio Ltd of 2,103 is reflected in the consolidated statement of changes in equity in the line “Issue of ordinary shares related to business combination”.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

C.Fair value of the assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of Cubic Games Studio Ltd (Lightmap LLC did not have any material assets or liabilities) as at the date of acquisition were:

Fair value recognized on acquisition,
January 31, 2022, Cubic Games Studio Ltd
Assets
Property and equipment	68
Intangible assets (Note 4)	17,664
Right-of-use assets	230
Indemnification asset	3,159
Trade and other receivables	2,668
Cash and cash equivalents	1,555
Prepaid tax	260
25,604
Liabilities
Lease liabilities	(230)
Trade and other payables	(2,160)
Provisions for non-income tax risks (Note 21)	(1,381)
Tax liability (Note 21)	(1,721)
(5,492)
Total identifiable net assets at fair value	20,112
Goodwill arising on acquisition	46,950
NCI	—
Purchase consideration transferred	67,062

The Group recognized certain tax uncertainties and risks regarding the determination of taxable income, tax positions, and the calculation of tax liabilities resulting from the acquisition of Cubic Games Studio Ltd. The Group considered a range of possible outcomes and probability-weighted amounts associated with the tax risks to determine the expected value of the recognized tax risks in the amount of 1,662.

The Group also recognized a liability in respect of Cubic Games Studio Ltd of 1,497 in relation to indirect taxes (VAT and withholding/sale taxes), as it considered that there is a present obligation as a result of past events with the probable outflow of resources. The Company recognized the indemnification asset in the amount equal the total liability of the mentioned risks, as such indemnification was provided in the share purchase agreement.

As at December 31, 2022 the amount of the mentioned liability was decreased by 810 with the respective decrease of the indemnification asset accrued mostly due to the disposal of Lightmap LLC. As at December 31, 2023 the amount of the mentioned liability was decreased by 68 with the respective decrease of the indemnification asset accrued mostly due to the disposal of Lightmap LLC.

D.Goodwill

Goodwill recognized in the amount of 46,950 is attributable primarily to the expected future cash flows to be produced by the acquired business and was assigned to the separate CGU Cubic Games Studio Ltd. None of the goodwill is expected to be deductible for income tax purposes. The Company recognized separately from the acquisition the cost of the due diligence of 51 as acquisition-related costs that were expensed in the current period within General and administrative expenses.

Cubic Games Studio Ltd’s property and equipment consist of office equipment purchased within the last three years, its fair value approximates its carrying amount.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

At the date of the acquisition, the fair value of the trade and other payables of Cubic Games Studio Ltd approximates their carrying amount due to the fact they are represented by short-term advances received and VAT payable.

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

Cubic Games Group (i.e. Cubic Games Studio Ltd and its subsidiaries) as one CGU was tested for impairment as at December 31, 2022 and 2023.

From the date of acquisition Cubic Games Studio Ltd has contributed revenue of 7,294 and net loss before tax of 6,312 to the operations of the Group for the year when acquisition took place.

If the acquisition had taken place at the beginning of the year, consolidated revenue of the Group would have been 480,247 and profit before tax from for the period would have been 10,627.

For the details of measurement of the intangible assets recognized as at acquisition date see Note 4.

E.Reconciliation of carrying amount of goodwill

Cost

Balance at January 1, 2022	1,501
Acquisition through business combination	46,950
Goodwill impairment	(46,947)
Translation reserve	332
Balance at December 31, 2022	1,836
Change	—
Balance at December 31, 2023	1,836

The Group performed its annual impairment test as at December 31, 2022 and 2023.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The recoverable amount of the CGU of 9,606 as at December 31, 2022 was determined based on a fair value less cost of disposal using public peer group multiples, which was higher than value in use. Value in use was determined through a discounted cash flow method (DCF). For the DCF model the cash flow projections over the three-year period approved by the senior management of the CGU were used and the discount rate of 17.3% being equal to the WACC was applied to the projected cash flows. Fair value less cost of disposal was determined in the following way: for the public peer group analysis, a list of peer companies was compiled, which closely resembled the Group's business model; the most appropriate multiples to estimate the value of the gaming company were identified as EV/EBITDA of 8.03 and 6.86 as forward multiples of 2023 and 2024, respectively, and the cost of disposal was estimated to be insignificant. As a result of this analysis, management has recognized an impairment charge of 47,494 related to the CGU Cubic Games Studio Ltd in the year ended December 31,2022, which was allocated to the goodwill attributed to this CGU in the amount of 46,947 and the remaining 547 was allocated to the Intangible asset. The impairment was the result of the overall decline in the gaming industry around the world, as well as the ongoing economic uncertainty, which led to a decrease in bookings in CGU Cubic Games Studio Ltd. Goodwill impairment charge is included in the line Goodwill and investment impairment in the consolidated statement of profit or loss and other comprehensive income, the impairment charge related to Intangible asset is included in the line General and administrative expenses in the consolidated statement of profit or loss and other comprehensive income.

The impairment process includes assumptions of significant importance, such as а EV/Bookings multiples, long-term growth rate over the forecasted period of 3%, the discount rate as a post-tax weighted average cost of capital (WACC), the list of peer companies etc.. The assumptions used are based on management's best judgment and were made using Level 2 inputs.

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

On the same date, the Company entered into a shareholders’ agreement with the remaining shareholder of MX Capital Ltd, which provided for a put and call options allowing the Company to obtain control over 100% of the issued share capital of MX Capital Ltd in the first half of 2024 (the option shares). The price payable under the put and call options depends on achievement of certain agreed KPIs by MX Capital Ltd. The fair value of such symmetric option at acquisition is 2,623 being an asset and 9,810 being liability arising from it based on the Monte-Carlo simulations of monthly marketing expenses of the group’s financial model leading to expected buy-out of remaining shares (see Note 4 for the details). The fair value of such symmetric option as at the December 31, 2023 is 0 for the asset and 15,002 for the liability. Also, depending on the achievement of another set of KPIs by MX Capital Ltd, the Company must pay the remaining shareholders an amount not exceeding 100,000 as further consideration for the sale of the option shares (the “Founders earn-outs”).The fair value of Founders earn-outs at acquisition is 258 based on Monte-Carlo simulations of monthly marketing expenses of the group’s financial model leading to expected pay-outs of earnouts (see Note 4 for the details).

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The MX Capital group’s loss net of tax for the year ended December 31, 2023 amounted to 17,246, GDEV Inc.’s share of these losses was 8,416, but it was not reflected in the consolidated statement of profit or loss, as the Group recognizes only the amount of losses until the moment carrying amount of the investment becomes zero.

Castcrown Ltd

On January 27, 2022, the Company entered into a share purchase agreement to acquire approximately 49.5% of the issued share capital of Castcrown Ltd for a total consideration of 2,970. Castcrown Ltd stands behind Royal Ark, a game studio responsible for two survival RPG titles – Dawn of Zombies and Shelter Wars. On the same date, the Company entered into a shareholders’ agreement with the remaining shareholders of Castcrown Ltd, which provided for a put and call option agreement allowing the Company to obtain control over 100% of the issued share capital of Castcrown Ltd. The call option may be exercised no later than April 1, 2027. The put option may be exercised from April 1, 2027 to July 1, 2027. The price payable under the put and call options depends on achievement of certain agreed metrics by Castcrown Ltd and is based on a discount to a projected future enterprise valuation of the Company. In consideration for being granted this call option, the Company agreed to pay to the remaining shareholders an option premium of 1,200 (subject to the adjustment associated with the completion accounts, which related to the performance of Castcrown Ltd prior to the transaction). Following the finalization of the completion accounts, the option premium was adjusted to 515 and was paid to the remaining shareholders in February 2023. This was measured through FVTPL.

The transaction was fully executed on March 30, 2022. The fair value of the call option at acquisition is 1,799 based on the Monte-Carlo simulations of monthly marketing expenses of the group’s financial model (see Note 4 for the details).

The Castcrown group’s loss net of tax for the year ended December 31, 2023 amounted to 1,695. GDEV Inc.’s share of these losses was reflected in the amount of 515 in the consolidated statement of profit or loss, as the Group recognizes only the amount of losses until the moment carrying amount of the investment becomes zero.

LEVELAPP Ltd

On October 23, 2023, the Company entered into the share purchase agreement with Applife Limited to acquire 1 ordinary share for the consideration of 1 EUR. The seller has a right to repurchase the mentioned share for the same consideration provided all the outstanding amounts due are fully paid to the Company.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Carrying amounts of investments in equity accounted associates

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

The impairment occurred as a result of the overall decline in the gaming industry around the world, as well as the ongoing economic uncertainty.

The carrying amount of investments in our consolidated statement of financial position as at December 31, 2023 being equal to 0 represents the initial values of the investment in MX Capital Ltd and Castcrown Ltd less share of loss of a respective associate and impairment loss (where applicable) as follows:

	MX Capital Ltd	Castcrown Ltd
Carrying amount of investment as at December 31, 2022	—	—
Additional investment in associate	—	515
Share of loss of equity-accounted associates	—	(515)
Carrying amount of investment as at December 31, 2023	—	—

The recoverable amount of the MX Capital Ltd CGU was 0 as at December 31, 2022. Both fair value less cost of disposal using public peer group multiples and the value in use indicated a negative value. Value in use was determined through a discounted cash flow method (DCF). For the DCF model the cash flow projections over the three-year period approved by the senior management of the CGU were used and the discount rate of 19.3% being equal to the WACC was applied to the projected cash flows. Fair value less cost of disposal was determined in the following way: for the public peer group analysis, a list of peer companies was compiled, which closely resembled the Group's business model; the most appropriate multiples to estimate the value of the gaming company were identified as EV/Bookings of 1.2 and EV/EBITDA of 8.6 and the cost of disposal was estimated to be insignificant. As a result of this analysis, management recognized an impairment charge of 15,881 related to the CGU MX Capital Ltd in the year ended December 31, 2022.

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

No additional impairment was charged during the year ended December 31, 2023.

Sensitivity to input parameters

Our estimates are sensitive to input parameters, particularly to change in the multiples stated above (EV/EBITDA and EV/Bookings). Below is the analysis of sensitivity to this parameter:

●	While other parameters remain constant, an increase/decrease of the EV/EBITDA multiple by 10% would not change the recoverable amount based on fair value less cost of disposal as at December 31, 2023.
●	While other parameters remain constant, an increase/decrease of the EV/Bookings multiple by 10% would not change the recoverable amount based on fair value less cost of disposal as at December 31, 2023.

17.  Loans receivable

Loan provided to MX Capital Ltd.

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

The second tranche of the loan for an amount of 13,000 was paid on July 6, 2022 based on the fact that certain conditions were satisfied. Tranches of 16,000 and 6,000 which should have been available for drawing after February 1, 2023 and September 1, 2023, respectively, have not been granted as certain conditions were not met. The loan bears interest of 7% per annum and is secured by a pledge of shares in MX Capital Ltd. All amounts granted are due on April 1, 2027.

Loan provided to Castcrown Ltd.

As part of the share purchase agreement with Castcrown Ltd, the Company entered into an unsecured convertible notes agreement on March 30, 2022 for the amount of up to 16,000 at an interest on 7% p.a. with the due date on March 31, 2025. The first tranche of the notes amounting to 1,500 was acquired on April 1, 2022 and the second tranche in the amount of 6,000 was acquired on May 31, 2022. Based on the new agreement concluded on August 31, 2023 the Company acquired additional tranche of 600 at an interest of 7% p.a. Additional notes amounting to 8,500 depending on the achievement by Castcrown Ltd of certain performance targets by December 31, 2024 were not issued as at the date of these consolidated financial statements. The Company can convert the notes no earlier than December 31, 2024, unless Castcrown Ltd has met the performance targets earlier than that.

The fair value of conversion feature amounted to 0 as at December 31, 2022 and December 31, 2023. The loan is accounted at fair value through profit or loss as the criteria for "the contractual terms of the financial asset give rise to cash flows that are solely payments of principal, and interest on the principal amount outstanding” isn’t met as the interest rate on convertible bonds is lower than market rate because the holder of the bond gets the benefit of choosing to take redemption in the form of cash or shares. The contractual cash flows are therefore not solely payments of principal and interest on the principal amount outstanding.

Management has evaluated the remaining undrawn commitments under the loans to Castcrown Ltd and MX Capital Ltd and given that the conditions of the remaining tranches were not expected to be met by the borrowers, the respective traches have not been recognized given that their fair value is nil.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Loan provided to LEVELAPP Ltd.

On June 20, 2023, the Company entered into the loan agreement with LEVELAPP Ltd for 260. On June 20, 2023, the Guarantor, Applife Limited, and the Lender entered into the Deed of Shares Pledge and Assignment.

As part of the share purchase agreement with LEVELAPP Ltd, the Company entered into a secured convertible notes agreement on October 23, 2023. The first tranche of the notes amounting to 678 was acquired on October 26, 2023, 260 of which was repaid by the end of the reporting period. The Company shall acquire additional notes amounting to 312 pending achievement by LEVELAPP Ltd of certain performance targets by January 20, 2024.

Carrying amount of Loans receivable

	December 31, 2023	December 31, 2022
Balance at January 1	3,834	123
New loans granted	1,933	31,659
Repayments of principal	(969)	(746)
Interest charged	1,403	1,404
Interest received	—	—
Foreign exchange (gain) / loss	(18)	40
Expected credit losses/change in fair value	(6,000)	(28,475)
Write-off of loans receivable	(35)	(171)
Balance at December 31	148	3,834

For the year ended December 31, 2023 expected credit losses for loans receivable consist of 4,516 of ECL on the loan receivable to MX Capital Ltd (20,650 for the year ended December 31, 2022) and 685 of ECL on the loan receivable to LEVELAPP Ltd (0 for the year ended December 31, 2022). Change in fair value of loan receivable relates to 799 (7,825 for the year ended December 31, 2022) from the change in the fair value of the loan receivable to Castcrown Ltd.

The change in fair value on the loan receivable to Castcrown Ltd was estimated based on provisions of IFRS 9 on an individual basis as 100% of the total amount as this is the percentage of cases in which the borrower will be in default based on Monte-Carlo simulation used by management to determine fair value of relevant financial instruments.

The amount of ECL on the loan receivable to MX Capital Ltd was accrued based on provisions of IFRS 9 on an individual basis as 100% of the total amount as this is the percentage of cases in which the borrower will be in default based on Monte-Carlo simulation used by management to determine fair value of relevant financial instruments. The management also considers that the fair value of the shares pledged equals to 0 in the calculation of ECL.

The amount of ECL on the loan receivable to LEVELAPP Ltd was accrued based on provisions of IFRS 9 on an individual basis as 100% of the total amount as this is the percentage of cases in which the borrower will be in default based on the performance indicators of the company. The management also considers that the fair value of the shares pledged equals to 0 in the calculation of ECL.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

18.  Leases

	Right-of-use assets	Lease liabilities
Balance at January 1, 2022	2,050	1,934
Additions	1,533	1,533
Acquisitions through business combinations	61	61
Gain on modification	11	—
Depreciation	(1,985)	—
Interest expense	—	115
Payments	—	(2,128)
Derecognition of right-of-use assets/lease liabilities due to sale of subsidiaries	(195)	(186)
Effect of foreign exchange rates	(13)	(142)
Balance at December 31, 2022	1,462	1,187

Lease liabilities - current		743
Lease liabilities - non-current		444

	Right-of-use assets	Lease liabilities
Balance at January 1, 2023	1,462	1,187
Additions	3,641	3,641
Disposals	(175)	(175)
Loss on modification	(461)	(428)
Depreciation	(1,450)	—
Interest expense	—	56
Payments	—	(1,948)
Effect of foreign exchange rates	(97)	108
Balance at December 31, 2023	2,920	2,441

Lease liabilities - current		1,458
Lease liabilities - non-current		983

The amounts reflected in the line General and administrative expenses of this consolidated statement of profit or loss and other comprehensive income other than depreciation in relation to leases are presented in the table below:

	2023	2022	2021
Expense relating to short-term and low-value leases	246	292	86
Interest expense on lease liabilities	56	115	90
	302	407	176

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

On March 24, 2020 Nexters Global Ltd entered into a new lease agreement over the office spaces in Limassol, Cyprus with a new owner. The lease runs for 5 years, with an option of obtaining a discount while paying the annual lease in advance. As the Group made such payments and received the discount for the first year, and plans to do so in the future management decided to account for this option while determining the amount of right-of-use assets and lease liabilities.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

On February 3, 2021 Nexters Global Ltd acquired two Russian game development studios which had several lease agreements for the office space in Moscow. As these contracts were entered into at nearly the same time with the same counterparty, the contracts are combined as a single contract. The Company determines the commencement date as February 3, 2021, which is considered to be the acquisition date.

On October 4, 2021 GDEV Inc. entered into a new lease agreement over the office spaces in Limassol, Cyprus. The lease runs for 3 years with an early termination option. Management decided not to account for this option while determining the amount of right-of-use assets and lease liabilities due to the fact that its exercise is not reasonably certain.

On December 1, 2021 and October 4, 2022 Nexters Global Ltd entered into new lease agreements for vehicles. As the terms of the contracts were the same and were entered into at the same time with the same counterparty, the contracts were accounted for as a single contract. The lease runs for 3 years with an early termination option. Management decided to account for this option while determining the amount of right-of-use assets and lease liabilities due to the fact its exercise is reasonably certain.

On January 31, 2022 GDEV Inc. acquired Cubic Games Studio Ltd group, including Lightmap LLC, which had a lease agreement for the office building in Rostov-on-Don. Lightmap LLC was subsequently sold, therefore the respective right-of-use assets and lease liabilities were derecognized, as well as the right-of-use assets and lease liabilities associated with the Russian subsidiaries were also derecognized following the disposal of all Russian subsidiaries in August of 2022 (refer to Note 8).

On August 9, 2022 Nexters Studio Armenia LLC entered into a new lease agreement over the co-working spaces in Yerevan, Armenia, the lease runs for 2 years. It was terminated at November 6, 2023. On December 1, 2023 Nexters Studio Armenia LLC entered into a sub-lease agreement for the same premises, but with a new lessor.

On March 1, 2023 Nexters Studio Armenia LLC entered into a new sub-lease agreement over the office spaces in Yerevan, Armenia, the lease runs for 1 year. Additionally one more sub-lease agreement over the office spaces for 1 year was concluded on the May 5, 2023.

On June 22, 2023 Nexters Studio Armenia LLC entered into a new lease agreement over the warehouse spaces in Yerevan, Armenia, the lease runs for 1 year.

On July 7, 2023 Nexters Global Ltd entered into a new lease agreement over the office spaces in Limassol, Cyprus with a new owner. The lease runs for 3 years. In accordance with the lease agreement the annual lease shall be prepaid in advance.

The Group measures the lease liability at the present value of the remaining lease payments as if the acquired lease were a new lease at the acquisition date. The Group measures the right-of-use asset at the same amount as the lease liability.

Other than the office and car leases discussed above the Company has no other material leases.

Total cash outflow for leases recognized in the consolidated statement of cash flow is presented below:

	2023	2022	2021
Cash outflow for leases	1,892	2,013	2,132
Cash outflow for short-term and low-value leases	246	115	90
Total cash outflow for leases	2,138	2,128	2,222

All lease obligations of Cypriot companies are denominated in €. The rate of 3% per annum was used as the incremental borrowing rate.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

19.  Trade and other receivables

	December 31, 2023	December 31, 2022
Trade receivables	45,442	41,874
Deposits and prepayments	3,250	2,987
VAT refundable	3,192	460
Other receivables	19	51
Total	51,903	45,372

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

The amount of ECL in respect of trade and other receivables is 1,431 as at December 31, 2023 and is 1,512 as at December 31, 2022.

20.  Trade and other payables

	December 31, 2023	December 31, 2022
Trade payables	21,709	22,295
Accrued salaries, bonuses, vacation pay and related taxes	3,599	2,969
Provision for indirect taxes	2,242	2,234
Accrued professional services	1,407	1,526
VAT payable	283	191
Indirect taxes payables	163	1,007
Other payables and advances received	900	299
Total	30,303	30,521

The Group recognized a liability in respect of Cubic Games Studio Ltd of 1,497 and Nexters Global Ltd of 908 in relation to indirect taxes (VAT and withholding/sale taxes), as it considered that there is a present obligation as a result of past events with the probable outflow of resources.The exposure of the Group to liquidity risk in relation to financial instruments is reported in Note 29 to the consolidated financial statements.

21.  Provisions for non-income tax risks

The provisions consist of probable tax risks of Cubic Games Studio Ltd of 1,354 as at December 31, 2023 and of 1,336 as at December 31, 2022. The Group recognizes the indemnification asset in the same amount in its consolidated statement of financial position.

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The fair value of Private and Public Warrants as at December 31, 2023 is determined using Level 1 inputs and is measured using the quoted market price, while as at December 31, 2022 the fair value was determined using Level 3 inputs within the fair value hierarchy and is measured using Monte-Carlo simulation method.

Key assumptions of the Monte-Carlo model:

	December 31, 2023	December 31, 2022
Risk free rate	n/a	forward USD overnight index swap (OIS) rates (curve 42)
Volatility	n/a	forward implied volatility rates based on volatilities of publicly traded peers
Starting share price	n/a	4.63
Expected warrant life (years)	n/a	3.7

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

As at December 31, 2023 Warrants’ price was taken from the market as trading halt was already released. The terms of the Private Warrants are identical to the Public Warrants with the exception that they are not redeemable under the Barrier Call provision, where the Company can call the Public Warrants if the traded Common Stock price equals or exceeds $18.00 per share for at least 20 of the last 30 trading days.

Given the similar terms of the Public Warrants and the Private Placement Warrants, the value of the Public warrants is a adequate point of reference for valuing the Private Placement Warrants and also represent a minimum value of the Private Placement Warrants. Moreover, the Private Placement Warrants actually become

Public Warrants, if the Private Placement Warrants are transferred to certain parties who are not designated approved transferees, under the warrant agreement language.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The Company has recognized the following warrant obligation:

		Private
	Public Warrants	Warrants	Total
Balance at January 1, 2022	10,372	11,657	22,029
Fair value adjustment	(2,797)	(6,197)	(8,994)
Balance at December 31, 2022	7,575	5,460	13,035

		Private
	Public Warrants	Warrants	Total
Balance at January 1, 2023	7,575	5,460	13,035
Fair value adjustment	(6,723)	(5,034)	(11,757)
Balance at December 31, 2023	852	426	1,278

The change in fair value of share warrant obligation is included in the line Change in fair value of share warrant obligation and other financial instruments in the consolidated statement of profit or loss and other comprehensive income.

23.  Other investments

Other investments consist of the following:

	December 31, 2023	December 31, 2022
Other investments - current
1-3 Month T-Bill ETF (BIL) - at fair value through profit or loss	14,809	14,818
1.5% US treasury notes - at amortised cost	—	35,547
0% US treasury bills - at amortised cost	54,419	—
0.875% US treasury bills - at amortised cost	15,008	—
	84,236	50,365
Other investments - non-current
1.7% federal bonds German Government - at fair value through other comprehensive income	3,242	2,969
iShares 20+ Year Treasury Bond ETF (TLT) - at fair value through profit or loss	14,832	14,934
	18,074	17,903

Debt securities classified as fair value through other comprehensive income, denominated in EUR, have an interest rate of 1.7% and mature in 9 years.

Debt securities classified as amortized cost investments are zero-coupon treasury notes or have a coupon rate of 0.875% and mature in one to ten months.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

24.  Cash

	December 31, 2023	December 31, 2022
Current accounts	71,783	86,759
Bank deposits	15	15
Cash	71,798	86,774

Currency	December 31, 2023	December 31, 2022
United States Dollars	58,840	68,517
Euro	12,533	17,057
Russian Ruble	89	1,078
Armenian Dram	55	26
Kazakhstani Tenge	269	96
United Arab Emirates Dirham	12	—
Total	71,798	86,774

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. Therefore, no impairment allowance was recognized as at December 31, 2023 and 2022.

25.  Share capital and reserves

Nature and purpose of reserves

Additional paid-in capital

The additional paid-in capital is used to recognize equity contributions from shareholders due to Transaction and Cubic Games Studio Ltd put option, see Note 15 for further details.

Share-based payments

The share-based payments reserve is used to recognize the cost of equity-settled share-based payments provided to employees, including key management personnel and one service provider performing similar functions, as part of their remuneration, see Note 30 for further details.

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Share capital

Share capital as at December 31, 2023 and 2022 consisted from the following:

	2022	2022
	Number of shares	US$

Ordinary shares of $0 each	197,092,402	—
	197,092,402	—
Issued and fully paid
Balance at January 1, 2022	196,523,101	—
Issue of ordinary shares related to business combination	569,301	—
Balance at December 31, 2022	197,092,402	—

	2023	2023
	Number of shares	US$

Ordinary shares of $0 each	197,641,407	—
	197,641,407	—
Issued and fully paid
Balance at January 1, 2023	197,092,402	—
Issue of shares resulting from options exercise	549,005	—
Balance at December 31, 2023	197,641,407	—

Dividends

The following dividends were declared and paid by Nexters Global Ltd prior to the Transaction:

	2023	2022	2021
Dividends unpaid as at January 1	—	—	2,592
Dividends declared for year, per share US$ 4,800 (2021: 2,681)	—	—	96,000
Dividends paid	—	—	(98,562)
Effect of foreign exchange rates	—	—	(30)
Dividends unpaid as at December 31	—	—	—

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

26.  Deferred revenue and deferred platform commission fees

Deferred revenue is associated with the portion of in-game purchases revenue that is recognized over time and is expected to be recognized over an estimated average playing period of the paying users.

The tables below summarize the change in deferred revenue and platform commission fees for the years ended December 31, 2023 and 2022:

2022
Liabilities (Deferred Revenue)
January 1,2022	422,681

Deferred during the year	330,805
Released to profit or loss	(361,047)

December 31,2022	392,439

Current portion	295,552
Non-current portion	96,887

Assets (Deferred platform commission fees)
January 1, 2022	116,533

Deferred during the year	87,860
Released to profit or loss	(109,711)

December 31, 2022	94,682

2023
Liabilities (Deferred Revenue)
January 1, 2023	392,439
Deferred during the year	305,115
Released to profit or loss	(348,032)
December 31, 2023	349,522
Current portion	234,178
Non-current portion	115,344
Assets (Deferred platform commission fees)
January 1, 2023	94,682
Deferred during the year	74,250
Released to profit or loss	(94,936)
December 31, 2023	73,996

The amount of revenue from in-game purchases recognized at a point in time was 86,294 for the year ended December 31, 2023 and 98,613 for the year ended December 31, 2022. The amount of related platform commissions expenses recognized was 14,084 for the year ended December 31, 2023 and 19,912 for the year ended December 31, 2022.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

27.  Related party transactions

As at December 31, 2023 the Company’s key shareholders are Andrey Fadeev and Boris Gertsovsky, each owning 20.1%, and Dmitrii Bukhman and Igor Bukhman, each owning 18.8% of the Company’s issued shares.

The transactions and balances with related parties are as follows:

(i)Directors and key management’s remuneration

The remuneration of Directors and other members of key management was as follows:

	2023	2022	2021
Directors' remuneration	1,803	1,153	902
-short-term employee benefits	1,538	944	870
-share-based payments	265	209	32
Other members of key management’s remuneration	1,867	2,080	2,834
-short-term employee benefits	802	817	1,395
-share-based payments	1,065	1,263	1,439
Total	3,670	3,233	3,736

(ii)Other operating income

Other operating income is presented below:

	2023	2022	2021
Income from technical support services from Cubic Games Studio Ltd to Castcrown Ltd	2	314	—
Income from technical support services from Nexters Armenia LLC to Castcrown Ltd	—	519	—
	2	833	—

(iii)Interest income

	2023	2022	2021
Castcrown Ltd	198	325	—
MX Capital Ltd	1,198	1,079	—
	1,396	1,404	—

(iv)Trade and other receivables

	December 31,	December 31,
	2023	2022
Receivable from Castcrown Ltd to Cubic Games Studio Ltd	—	123
Receivable from Castcrown Ltd to Nexters Armenia LLC	—	134
	—	257

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

(v)   Loan receivable

	December 31,	December 31,
	2023	2022
Loan to Castcrown Ltd - net (Note 17)	—	—
Loan to MX Capital Ltd - net (Note 17)	—	3,317
	—	3,317

The amount of ECL in respect of loans receivable from related parties is 25,166 and the amount related to the change in fair value is 8,624 as at December 31, 2023 and is 20,650 and 7,825 accordingly as at December 31, 2022.

In 2022 the Company acquired from Everix Investments Ltd jointly controlled by Dmitrii Bukhman and Igor Bukhman the 48.8% of the issued share capital of MX Capital Ltd – refer to Note 16 for further details.

28.  List of subsidiaries

Set out below is a list of subsidiaries of the Group. Ownership interest corresponds to voting rights.

	Ownership	Ownership
	Interest	Interest
	December 31,	December 31,
	2023	2022
Name	%	%
Flow Research S.L.	100	100
NHW Ltd	100	100
Nexters Global Ltd	100	100
Dragon Machines Ltd	100	100
Cubic Games Studio Ltd	100	100
Nexters Studio Armenia LLC	100	100
Nexters Studio Kazakhstan Ltd	100	100
Nexters Studio Portugal, Unipessoal LDA	100	—
Nexters Midasian FZ LLC	100	—
Nexters Finance Ltd	100	—
Nexters Lithuania UAB	100	—
GDEV Investments Ltd	100	—

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

Dragon Machines Ltd (previously SGBOOST Limited)

Synergame Investment Ltd was incorporated in Limassol, Republic of Cyprus on September 1, 2021. The registered office of the company is Griva Digeni, 55, P.C. 3101, Limassol, Cyprus. The company’s principal activity are game development as well as the provision of independent developers with expertise and funds needed to launch their games and build successful international businesses. The company was renamed on May 12, 2022 to SGBOOST Limited and to Dragon Machines Ltd on July 18, 2023.

Cubic Games Studio Ltd (previously Lightmap Ltd)

The group encompasses five legal entities, four of which – Lightmap Ltd, Cubic Games Ltd, Kadexo Ltd, Fellaway Ltd – are incorporated in Cyprus, while the fifth Lightmap LLC is incorporated in Russia, which is liquidated as at the date of these financial statements. Lightmap Ltd is the owner of intellectual property (IP) rights. Cubic Games Ltd and Kadexo Ltd are the publishers of the games Pixel Gun 3D (“PG3D”) and Block City Wars (“BCW”), respectively. The publishers pay 97% of their revenue in license fees to Lightmap Ltd. Fellaway Ltd is dormant and is in the process of liquidation. Lightmap Ltd has an investment in another subsidiary entity, Britglow Ltd, which is also liquidated. The Group was renamed on July 18, 2023 to Cubic Games Studio Ltd.

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

Nexters Studio Portugal, Unipessoal LDA

Nexters Studio Portugal, Unipessoal LDA was incorporated in Lisboa, Portugal on February 2, 2023. The registered office of the company is Avenidas Novas 1050 046 Lisboa.

Nexters Finance Ltd

Nexters Finance Ltd was incorporated in Limassol, Republic of Cyprus on April 7, 2023. The registered office of the Company is at 28 Oktovriou 313, 3105, Limassol, Cyprus. The company's principal activities are financial activities such as provision of intra-group loans.

Nexters Midasian FZ LLC

Nexters Midasian FZ LLC was incorporated in Ras Al Khaimah Economic Zone in UAE on January 24, 2023. As of the date of these financial statements the company has not yet started its active operations.

Nexters Lithuania UAB

Nexters Lithuania UAB was incorporated in Vilnus, Lithuania on June 27, 2023. The registered office of the company is Didžioji, 18, Vilnius. As of the date of these financial statements the company has not yet started its active operations.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

GDEV Investments Ltd (previously Tourish Limited)

Tourish Limited was acquired in Nicosia, Cyprus on May 29, 2023. The registered office of the company is Georgiou Griva Digeni, 113, Astromeritis, 2722, Nicosia, Cyprus. As of the date of these financial statements the company has not yet started its active operations. The company was renamed Nexters Investments Ltd on October 26, 2023.

29.  Financial instruments - fair values and risk management

A.	Accounting classifications

The following table shows the carrying amounts of financial assets and financial liabilities as at December 31, 2023 and December 31, 2022.

The Company’s trade and other receivables, prepaid tax, indemnification asset and related tax liabilities, cash and cash equivalents, treasury notes recorded at amortized cost and trade and other payables approximate their fair value due their short-term nature. Company’s investments, current and non-current (other than the treasury notes) are accounted at fair value (either through profit and loss or through OCI). Loans receivable current and non-current are a reasonable approximation of their fair value as they have been impaired to their expected return.

Financial assets are as follows:

	December 31,	December 31,
	2023	2022
Financial assets at amortized cost
Trade receivables	45,442	41,874
Cash	71,798	86,774
Loans receivable	148	3,834
Other investments - current	69,427	35,547
Total	186,815	168,029

	December 31,	December 31,
	2023	2022
Financial assets measured at fair value
Other investments - current - fair value through profit or loss - Level 1	14,809	14,818
Other investments - non-current - fair value through other comprehensive income - Level 1	3,242	2,969
Other investments - non-current - fair value through profit or loss - Level 1	14,832	14,934
Total	32,883	32,721

Financial liabilities are as follows:

	December 31,	December 31,
	2023	2022
Financial liabilities not measured at fair value
Trade and other payables -Level 1	30,303	30,521
Total	30,303	30,521

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

	December 31,	December 31,
	2023	2022
Financial liabilities measured at fair value
Put option liability - Level 3	28,995	27,475
Share warrant obligations - Level 1	1,278	13,035
Other non-current liabilities - Level 3	—	577
Total	30,273	41,087

B.	Capital management

The Group's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The major components of the Group’s deployed capital are current assets excluding investments into liquid securities less current liabilities. The Group primarily invests capital into the new users through its marketing activities. Management monitors the return on capital targeting it to be in excess of the Group’s weighted average cost of capital in the long term, though the return on capital can substantially fluctuate from year to year depending on one Group’s ability to efficiently invest substantial capital into new users in lieu of the fact that the pay-off periods of these investments may be several months long. The Group achieved the return on capital of 39.7% and 13.5% for the years ended December 31, 2023 and 2022 respectively. The estimated weighted average cost of capital of the Group was 12.9% and 12.6% as at the December 31, 2023 and 2022 respectively.

The Group maintains no debt due to the substantial Group’s net cash flows from operating activities generated over the past few years which provided sufficient capital for its operations.

In January 2024 the Group acquired 16,554,256 of its shares through the tender offer at a price of $2.00 per share, for an aggregate cost of approximately 33,109, excluding the fees relating to the tender offer with the goal to reintroduce all or a portion of the shares acquired in the tender offer into the securities markets with the aim to bolster the trading liquidity of the shares by increasing its public float (refer to Note 33 for details).

C.	Financial risk management

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

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the reporting date. The Group’s credit risk arises from Trade and other receivables, Loans receivable and Other investments. As at December 31, 2023 and December 31, 2022 the largest debtor of the Group constituted 37% and 41% of the Group’s Trade and other receivables, respectively, and the 3 largest debtors of the Group constituted 74% and 72% of the Group’s Trade and other receivables respectively.

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

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31,	December 31,
	2023	2022
Loans receivables	148	3,834
Trade receivables	45,442	41,874
Cash	71,798	86,774
Other investments - current	84,236	50,365
Other investments - non-current	18,074	17,903

Expected credit loss assessment for corporate customers as at December 31, 2023 and December 31, 2022

The Group allocates each exposure a credit risk grade based on data that is determined to be predictive of the risk of loss (including but not limited to external ratings, audited financial statements, management accounts, and cash flows projections) and applying experienced credit judgment.

Loan receivables

Loan receivables are provided to associates and the Company’s employees. The Group considers that both of its loans provided to associates have increased credit risk based on the weak recent performance of associates due to general market conditions. As a result, the specific provisions for ECL were booked in respect of the loans to both associates. The ECL and change in fair value in respect of Loan receivables is 34,475 as at December 31, 2023 and 28,475 as at December 31, 2022. See Note 17 for the description of the methods used to estimate them.

Trade and other receivables

The ECL allowance in respect of Trade and other receivables is determined on the basis of the lifetime expected credit losses (“LTECL”). The Group uses the credit rating for each of the large debtors where available or makes its own judgment as to the credit quality of its debtors based on their most recent financial reporting or the rating assigned to their country of incorporation. After assigning the credit rating to each of the debtors the Group determines the probability of default (“PD”) and loss given default (“LGD”) based on the data published by the internationally recognized rating agencies. The determined amounts of allowances for ECL for each of the debtors are then adjusted for the forecasted macroeconomic factors, which include the forecasted unemployment rate in each of the countries where the debtors are incorporated and forecasted growth rate of the global gaming market from publicly available sources. The amount of ECL in respect of trade and other receivables is 1,431 as at December 31, 2023 and is 1,512 as at December 31, 2022.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The following table provides information about the exposure to credit risk and ECL for trade receivables:

		Weighted	Gross
	Equivalent to external	average loss	carrying	Impairment loss	Credit
December 31, 2023	credit rating	rate	amount	allowance	Impaired
Low risk	Aaa – A3	0.02%	41,558	(9)	No
Loss	Ca-C – Aa2	100%	1,422	(1,422)	Yes
			42,980	(1,431)

Cash and cash equivalents

The cash are held with financial institutions, which are rated BB- to A+ based on Fitch’s ratings.

(ii)	Liquidity risk

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

	Carrying	Contractual	3 months	Between	Between
December 31, 2023	amounts	cash flows	or less	3–12 months	1–5 years
Non-derivative financial liabilities
Lease liabilities	2,441	2,519	322	1,198	999
Trade and other payables	30,303	30,303	30,303	—	—
	32,744	32,822	30,625	1,198	999

	Carrying	Contractual	3 months	Between 3‑12	Between 1‑5
December 31, 2023	amounts	cash flows	or less	months	years
Derivative financial liabilities
Share warrant obligation	1,278	1,278	—	—	1,278
Put option liability	28,995	28,995	7,349	21,646	—
	30,273	30,273	7,349	21,646	1,278

	Carrying	Contractual	3 months	Between	Between
December 31, 2022	amounts	cash flows	or less	3–12 months	1–5 years
Non-derivative financial liabilities
Lease liabilities	1,187	1,183	309	437	437
Trade and other payables	30,521	30,521	30,521	—	—
	31,708	31,704	30,830	437	437

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

	Carrying	Contractual	3 months	Between 3‑12	Between 1‑5
December 31, 2022	amounts	cash flows	or less	months	years
Derivative financial liabilities
Share warrant obligation	13,035	—	—	—	13,035
Put option liability	27,475	—	—	—	27,475
	40,510	—	—	—	40,510

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

Currency risk is the risk that the values of and cash flows associated with financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company's functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Euro, the Russian Ruble, Armenian Dram, Kazakhstani Tenge and United Arab Emirates Dirham. The Group's management monitors the exchange rate fluctuations on a continuous basis and acts respectively.

The Group’s exposure to foreign currency risk was as follows:

December 31, 2023	Euro	Russian Ruble	Armenian Dram	Kazakhstani Tenge	United Arab Emirates dirham
Assets
Loans receivable	129	—	1	16	—
Trade and other receivables	10,001	—	142	15	—
Cash	12,533	89	55	269	11
	22,663	89	198	300	11
Liabilities
Lease liabilities	(2,234)	—	(207)	—	—
Trade and other payables	(5,325)	—	(922)	(82)	—
	(7,559)	—	(1,129)	(82)	—
Net exposure	15,104	89	(931)	218	11

December 31, 2022	Euro	Russian Ruble	Armenian Dram	Kazakhstani Tenge
Assets
Loans receivable	476	—	39	—
Trade and other receivables	9,411	—	—	—
Cash	17,057	1,078	26	95
	26,944	1,078	65	95
Liabilities
Lease liabilities	(1,053)	—	(134)	—
Trade and other payables	(8,017)	—	(614)	(33)
	(9,070)	—	(748)	(33)
Net exposure	17,874	1,078	(683)	62

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Sensitivity analysis

A reasonably possible 10% strengthening or weakening of the United States Dollar against the following currencies as at December 31, 2023 and December 31, 2022 would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Strengthening of US$	Weakening of US$ by
December 31, 2023	by 10%	10%
Euro	(1,510)	1,510
Russian Ruble	(9)	9
Armenian Dram	93	(93)
Kazakhstani Tenge	(22)	22
	(1,448)	1,448

	Strengthening of US$	Weakening of US$
December 31, 2022	by 10%	by 10%
Euro	(1,787)	1,787
Russian Ruble	(108)	108
Armenian Dram	68	(68)
Kazakhstani Tenge	(6)	6
	(1,833)	1,833

b.	Interest risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates is minimal as it does not have long-term debt obligations with floating interest rates or material fixed-rate debt instruments carried at fair value.

D.Measurement of fair values

The transfer from Level 3 to Level 1 occurred in 2023 for the valuation of Public and Private warrants which were valued using Level 3 inputs (while from Level 1 to Level 3 in 2022). Due to the fact that the Company’s securities were suspended for trading as ot December 31, 2022 and therefore the observable market price was not available, while as at December 31, 2023 management used market price following the resumption of trading of the Company's securities on March 16, 2023.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The following table shows a reconciliation from the opening balances to the closing balances for financial liabilities based on Level 3 fair values, except for share warrant liability, which fair valuation was calculated based on Level 3 inputs as at opening balance of year 2023.

	Share warrant	Put option	Other non-
	obligation	liability	current
	(Note 4)	(Note 4)	liabilities
Balance at January 1, 2022	22,029	—	—
Initial recognition	—	23,309	2,555
Net change in fair value	(8,994)	4,166	(1,978)
Balance at December 31, 2022	13,035	27,475	577

	Share warrant	Put option	Other non-
	obligation	liability	current
	(Note 4)	(Note 4)	liabilities
Balance at January 1, 2023	13,035	27,475	577
Net change in fair value	(11,757)	1,520	(577)
Balance at December 31, 2023	1,278	28,995	—

The following table shows a reconciliation from the opening balances to the closing balances for financial assets based on Level 3 fair values.

Other
non-current
assets
Balance at January 1, 2022
Purchases	4,422
Net change in fair value	(4,422)
Balance at December 31, 2022	—

As at December 31, 2023 and during the year 2023 there were no financial assets with fair value of Level 3.

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

The Company granted a number of stock options under the ESOP, including:

●	Newly granted stock options;
●	Stock options, which represent modification of the outstanding options (see Modified complex options further below).

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The common condition for both of these stock option types is that they have service condition. The Group’s management believes that all employees, which received share-based compensation will continue to contribute to the Group’s projects and/or be employed by the Group during the respective vesting periods. Below is the descriptions of the options granted:

		No. of options	Vesting	Vesting
Type of options	Grant Date	outstanding	period	conditions
ESOP options	November 2021, depending on the employee	1,976,364*	2021 – 2026	Service condition
LTIP - Modified Class B complex vesting options	January 1, 2019	1,250,805*	2022-2026	Service condition, non-market performance condition
LTIP - Modified complex conditional upon listing	November 18, 2020	0*	2021	Service condition, non-market performance condition
Total share options granted as at December 31, 2023		3,227,169	—	—
*	Options granted refer to GDEV Inc. shares

We classified these share-based payment transactions as equity-settled whereby the Group receives services in exchange for its own equity instruments. We recorded share-based payments expense in general and administrative expenses, game operation cost and selling and marketing expenses of our consolidated statement of profit or loss and other comprehensive income.

The table below summarizes the share-based payments expense for years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Class B complex vesting	313	702	216
Complex conditional upon listing	—	—	930
Employee stock option plan	1,719	3,049	2,615
Total recorded expenses	2,032	3,751	3,761
therein recognized:
within Game operation cost	57	121	234
within Selling and marketing expenses	115	242	467
within General and administrative expenses	1,860	3,388	3,060

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

In relation to the share-based payment expense for the year ended December 31, 2023 we recognized the increase in Other reserves of 2,032 as it corresponds to the equity settled portion of the share options.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The table below summarizes the number of outstanding share options at the beginning and the end of 2022 and 2023:

			Class B	Complex
	Employee	Class B complex	complex	conditional upon
	stock	vesting - related to	vesting - related to	listing - related to
	option	Nexters Global Ltd	GDEV Inc.	GDEV Inc.
	plan	shares	shares	shares
Outstanding at the beginning of 2021 (units)	—	500	—	100,000
Granted during the period (units)	2,330,000	—	—	—
Modification of options (units)	—	(500)	4,414,608	—
Exercised and forfeited during the period (units)	—	—	—	(80,000)
Outstanding at the end of 2021 (units)	2,330,000	—	4,414,608	20,000
Forfeited	—	—	(294,308)	—
Outstanding at the end of 2022 (units)	2,330,000	—	4,120,300	20,000

During 2022 294,308 Modified Class B complex vesting options (units) were forfeited.

			Complex
	Employee	Class B complex	conditional upon
	stock option	vesting -related to	listing - related to
	plan	GDEV Inc shares	GDEV Inc shares
Outstanding at the beginning of the period 2023 (units)	2,330,000	4,120,300	20,000
Granted during the period (units)	45,455	—	—
Modification of options (units)	—	—	—
Exercised during the period (units)	(199,091)	(441,462)	(20,000)
Forfeited	(200,000)	(1,839,419)	—
Cancelled	—	(1,324,381)	—
Outstanding at the end of the period 2023 (units)	1,976,364	515,038	—

During 2023 1,839,419 Modified Class B complex vesting options (units) and 200,000 options (units) of employee stock option plan were forfeited.

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

As at December 31, 2023 11 of the Group’s employees exercised first tranche of their ESOP option plan and one director all of his options, in total 199,091 options. Two of Group’s employees left the company, so the total balance of 200,000 of the options granted to the respective employees were forfeited, as none had been exercised by the time they left the Company. The amount of income reflected in the consolidated statement of profit or loss is 77.

On August 25, 2023 as a part of ESOP Group’s independent directors were granted 9,091 shares each, 45,455 in total, which vested immediately as at the date of grant. The fair value of such options was calculated based on the market price of GDEV shares as at the date of grant, i.e. 5.835.

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

As at December 31, 2022 and December 31, 2023 management reviewed the assessment of future achievement of non-market performance targets and the remaining grant-date fair value was applied to the revised number of share options.

As at December, 2023 one of the Group's employees exercised two tranches of 220,731 of his modified complex options. After the exercise the employee left the company and, therefore, the remaining 1,839,419 options forfeited as neither were exercised nor vested. Another employee included in the option plan is still employed by the Company and he exercised the same two tranches of 220,731 of his modified complex options, but as the management changed the plan related to the performance-based options, his 588,614 options were cancelled. The amount of income reflected in this consolidated statement of profit or loss is 530.

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

The table below summarizes the expenses recognized in relation to the above-mentioned options:

	2023	2022	2021
Expenses in relation to fulfilled condition	—	—	930
Total recorded expenses	—	—	930

As at December 31, 2023 one of the Group's employees exercised last tranche of his option plan of 20,000 shares.

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

As at the Closing Date, the following transactions occurred pursuant to the terms of the Business Combination Agreement (the “Transaction”):

●	the merger of Kismet into GDEV Inc., with GDEV Inc. surviving the merger and the security holders of Kismet (other than security holders of Kismet who elected to redeem their Kismet ordinary shares) becoming security holders of GDEV Inc. (the “Merger”),
●	the acquisition, in a common control transaction by GDEV Inc., of all the issued and outstanding share capital of Nexters Global. from the holders of Nexters Global’s share capital for a combination of cash and GDEV Inc. ordinary shares, such that Nexters Global became a direct wholly owned subsidiary of GDEV Inc. (the “Share Acquisition”).

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

1 Includes the effects of i) US GAAP to IFRS conversion adjustment and ii) effect of difference in fair values between Kismet warrants and GDEV Inc. warrants

Effect of accounting for fair value of warrants represents the difference in fair values between Kismet warrants as at the date of the Transaction of 8,100 and GDEV Inc. warrants at the same date of 32,109.

31.  Commitments and contingencies

Arbitration with MX Capital

On June 30, 2023 MX Capital Ltd together with one of its subsidiaries (“the Claimants”) filed with the London Court of International Arbitration the request for arbitration against the Company. In the request of arbitration the Claimants claim that the Company has breached certain clauses of the shareholder agreement between the Company and the shareholders of MX Capital Ltd. Around the same date MX Capital Ltd served with the District Court of Limassol (Cyprus) a legal claim with the content substantially similar to the request for arbitration. As of the date of these financial statements both legal actions referred to above are in the nascent phase and their effects and outcomes cannot be reliably estimated, though the Company intends to rigorously defend its interest.

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

32.   Russian Geopolitical and Economic Risks

As a result of the military actions in Ukraine, a number of governments, including those of the United States, United Kingdom and European Union, imposed unprecedented sanctions on specified persons and entities in Russia. While the situation remains highly fluid and additional sanctions are possible, neither we, nor any of our subsidiaries are currently subject to any sanctions that have been imposed. Nevertheless, as result of the ongoing conflict in Ukraine, many U.S. and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, tech, travel and logistics, manufacturing and others, have indefinitely suspended their operations and paused all commercial activities in Russia and Belarus. For example, Apple and Google, two of the primary platforms that distribute our games, have suspended their respective digital wallet and mobile payment services, Apple Pay and Google Pay, in relation to credit cards issued by Russian financial institutions that are the subject of sanctions. Players who access our games via these platforms in Russia may therefore be disconnected from the primary means to make in-game purchases. Based on our current geographical distribution of Bookings, management believes that the latest geopolitical developments will have certain residual negative effects on GDEV Inc.’s future financial performance, limited to the share of Bookings deriving from the markets of the former Soviet Union (FSU), which stood at 8% of our total Bookings for 2023 and which, as a percentage of our total Bookings, has been declining over the past few years. The exact effects cannot currently be reliably estimated due to the constantly changing environment.

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Additionally, the Company has incurred additional expenses as a consequence of the Russian military conflict in Ukraine. For example, we have incurred costs related to the relocation of critical personnel from Russia, Ukraine and Belarus to Cyprus, Armenia, Kazakhstan and certain other “safe-harbor” countries. Furthermore, prior to the disposition of our Russian-based subsidiaries, we supplemented the compensation paid to our employees located in Russia with additional amounts designed to safeguard these employees against the devaluation of the Russian Ruble and high inflation of consumer prices in Russia that was seen since March of 2022. As of the date of these financial statements, we have largely completed the relocation program and therefore do not expect any impact of the relocation expenses in 2024 and beyond, though we expect a certain increase in labor costs per employee starting from 2022 and going forward resulting from our policy of providing salary increases and various compensations on an ongoing basis to our employees to support them during the relocation process and to assist them with settling in their new locations.

33.  Events after the reporting period

Shut down of the subsidiaries

As at the date of issue of these consolidated financial statements GDEV Inc. the sole Member of Dragon Machines Ltd has an intention to close all the projects currently being developed by the Company and proceed with the shut down of the Company in 2024. The management is also planning to shut down Nexters Studio Portugal, Unipersonal LDA and Flow Research S.L. in 2024. The management has assessed the effect of shutting down the mentioned subsidiaries as not material for the Group.

New loans to Castcrown Ltd and Levelapp Ltd

Based on the new convertible note agreement signed on February 15, 2024 the Group acquired additional tranche of the Castcrown Ltd's convertible notes in the amount of 900 at an interest of 7% p.a. with the due date on May 31, 2025. On the same date deed of amendment was concluded for the previously issued convertible notes where the deadline for meeting the performance targets was changed to May 31, 2025. On February 16, 2024 the Group acquired additional notes of LEVELAPP Ltd amounting to 312 based on convertible loan agreement.

Tender offer

On December 19, 2023 GDEV Inc announced the commencement of a tender offer by the Company to purchase for cash a minimum of 15,000,000 of its ordinary shares, no par value per ordinary share (the “Minimum Tender Condition”), up to a maximum of 20,000,000 shares, at a purchase price of $2.00 per share, net to the seller in cash, without interest, less any applicable withholding taxes, using funds available from cash and cash equivalents. The tender offer, proration period and withdrawal rights expired on January 18, 2024.

Shares acquired pursuant to the tender offer will be held by the Company as treasury shares, and will remain available for the Company to issue in the future. In particular, subsequent to the completion of the tender offer, the Company intends to reintroduce all or a portion of the shares tendered in the tender offer into the securities markets with the aim to bolster the trading liquidity of the shares by increasing its public float.

In accordance with the terms and conditions of the tender offer listed above, and based on the final results reported by the Depositary, the Company has accepted for purchase 16,554,256 shares through the tender offer at a price of $2.00 per share, for an aggregate cost of approximately 33,109, excluding fees relating to the tender offer.

Cubic Games Ltd's sellers put option exercise notice

In February, 2024 certain sellers of Cubic Games Ltd, i.e. Fat Slice Ltd, True Solutions Investments Ltd and Orly Holdings Ltd issued repurchase notices as per SPA for the total number of shares 1,016,008 for 10$ per share. Based on these notices the Group repurchased the shares in February of 2024.