Form 20-F
period 2024-12-31
GDEV Inc.
filed 2025-03-31
CIK 1848739

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Andrey Fadeev

Chief Executive Officer

GDEV Inc.

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35725580040

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	GDEV	The Nasdaq Global Market
Warrants	GDEVW	The Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report:             18,111,016             ordinary shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to Rule 10D-1(b) under the Exchange Act.  ☐

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

SELECTED DEFINITIONS

The following terms used in this Annual Report are defined below, unless the context otherwise requires:

“2021 ESOP” means the Company’s 2021 Employee Stock Option Plan adopted by the Company’s board of directors on November 16, 2021, as amended from time to time.

“Business Combination Agreement” means the Business Combination Agreement, dated as of January 31, 2021, as amended on July 17, 2021 and August 11, 2021, by and among Kismet, the Issuer, Nexters Global and the shareholders of Nexters Global party thereto, among others.

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

“Companies Act” means the BVI Business Companies Act, 2004 (as amended).

“Company” means GDEV Inc. (formerly, Nexters Inc.), a British Virgin Islands business company, and its consolidated subsidiaries.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“GDEV” means GDEV Inc. (formerly, Nexters Inc.), a British Virgin Islands business company.

“IFRS” means IFRS Accounting Standards as adopted by the International Accounting Standards Board.

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

“Cubic Games” means Cubic Games Studio Ltd., a private liability company domiciled in Cyprus, and its consolidated subsidiaries.

“PCAOB” means the Public Company Accounting Oversight Board.

“PIPE” means the issuance and sale of newly issued ordinary shares of the Issuer to the certain investors in private placements outside the United States in reliance on Regulation S under the Securities Act consummated substantially concurrently with the closing of the Transactions.

“Reverse Share Split” means the reverse share split of the Company's ordinary shares at a ratio of one-for-ten (1:10), effective as of 4:01 p.m. (Eastern Time) on August 28, 2024.

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

Summary of Risk Factors

The risks more fully described below that relate to our business include, but are not limited to, the following important risks:

●	We rely on third-party platforms, such as the iOS App Store, Facebook, and Google Play Store, to distribute our games and collect revenues, and such platforms may adversely change their policies.
●	Our core game offering, Hero Wars, generates a substantial portion of our revenue.
●	A small percentage of total users have generated a majority of our revenues.
●	Our free-to-play business model, and the value of virtual items sold in our games, is highly dependent on how we manage the game revenues and pricing models.
●	We may be unable to successfully develop new games.
●	We operate in a highly competitive industry with low barriers to entry.
●	Legal or regulatory restrictions or proceedings could adversely impact our business and limit the growth of our operations.
●	Security breaches or other disruptions could compromise our information or the information of our players and expose us to liability.

●	Our inability to protect our intellectual property and proprietary information could adversely impact our business.
●	Our use of open source software in connection with certain of our games, may pose particular risks to our proprietary software, games and services in a manner that could have a negative impact on our business.
●	We face added business, political, regulatory, operational, financial and economic risks as a result of our operations and distribution in a variety of countries.
●	We have no controlling shareholders, however, the loss of one or more of our largest shareholders could significantly harm our business.
●	The price of our ordinary shares and warrants may be volatile.
●	Sales of a substantial number of our ordinary shares in the public market by our securityholders could cause the price of our ordinary shares to fall.
●	In connection with the preparation of the Company’s financial statements as of and for the year ended December 31, 2024, we identified a material weakness in our internal controls over financial reporting.

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

If our platform providers do not perform their obligations in accordance with our platform agreements, we could be adversely impacted. For example, in the past, some of these platform providers have been unavailable for short periods of time, unexpectedly changed their terms and conditions, or experienced issues with their features that permit our players to purchase virtual items. Additionally, we rely on Xsolla, a third-party online payment service provider, to process any payments generated on games accessed and operated on our own proprietary platform. If this third-party service provider is unable to process payments, even for a short period of time, our business would be harmed. These platforms and our third-party online payment service provider may also experience security breaches or other issues with their functionalities, which could expose us to data breaches and could result in negative publicity, loss of customer confidence, fines from regulators and exposure to litigation. In addition, if we do not adhere to the terms and conditions of our platform providers, the platform providers may take actions to limit the operations of, suspend or remove our games from the platform, and/or we may be exposed to liability or litigation. For example, in August 2020, Epic Games, Inc., or Epic Games, attempted to bypass Apple and Google’s payment systems for in-game purchases with an update that allowed users to make purchases directly through Epic Games in its game, Fortnite, leading to the prompt removal by both Apple and Google of Fortnite from their respective app stores and ensuing in years-long litigation, during which Fortnite remained unavailable on Apple iOS or Google Play Store.

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

In-game purchases involve discretionary spending on the part of consumers. Consumers are generally more willing to make discretionary purchases, including purchases of games and services like ours, during periods in which favorable economic conditions prevail. As a result, our games may be sensitive to general economic conditions and economic cycles. Difficult economic conditions in the markets in which we compete or seek to expand, such as decreases in per capita income and level of disposable income driven by increases in inflation, energy costs, income (and other) taxes and the cost of living, increased and prolonged unemployment or a decline in consumer confidence, in each case, as a result of worldwide or regional recession, the ongoing Russia-Ukraine conflict and conflicts in the Middle East or other geopolitical tension, political instability or other country-specific factors, or uncertainty about economic stability, including as a result of the implementation of tariffs under the Trump administration and retaliatory tariffs by the targeted countries, could have a material adverse effect on the demand for our games. Under difficult economic conditions, consumers may seek to reduce discretionary spending by foregoing entertainment activities such as the playing of our games and incurring costs related to in-game purchases.

For example, in 2022, the worldwide gaming revenue experienced its first year-over-year decline in a decade, according to Newzoo, with the downward trend continuing into 2023 but showing signs of recovery in 2024. While the easing of COVID-19 restrictions contributed to the initial market contraction in 2022, as consumer spending on online games normalized, other factors have also played a role in shaping the gaming landscape. Economic conditions, particularly inflation, continued to impact consumer disposable income, making monetization increasingly challenging. Additionally, user acquisition costs have risen due to greater competition and evolving privacy regulations, adding complexity to player targeting. The mobile RPG genre specifically faced a significant drop in 2024, with its revenue decreasing by 17% compared to 2023 according to Sensor Tower. While RPGs remained one of the highest-grossing categories, mid-core and hardcore RPG titles struggled to attract new players, and existing user spending showed signs of saturation.

In line with these broader market trends, the Company's Bookings declined by 6% year-over-year in 2023 followed by a further 4% decline in 2024. Meanwhile, Monthly Paying Users (MPUs) for Hero Wars remained stable in 2023 compared to 2022 and decreased by 8% in 2024 compared to 2023 mostly attributable to a decrease in marketing expenses due to a shift in user acquisition strategy to enhance efficiency by focusing on a smaller, more targeted audience possessing characteristics that we deem to be linked to higher-paying opportunities.

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

Our business is primarily dependent on the success of a single core game offering, Hero Wars, and on our ability to consistently enhance and improve it, as well as our other games that achieve popularity. Historically, we have depended on Hero Wars for a majority of our revenues, and we expect that this dependency will continue for the foreseeable future. For the years ended December 31, 2024, 2023 and 2022, Hero Wars generated 90%, 90% and 96%, respectively, of our revenues for each period. For a game to remain popular and to retain players, we must constantly enhance, expand and upgrade the game with new features, offers, and content that players find attractive. As a result, each of our games require significant product development, marketing and other resources to develop, launch and sustain popularity through regular upgrades, expansions and new content, and such costs on average have increased over time. Even with these investments, we may experience sudden declines in the popularity of Hero Wars or any of our other games and fluctuations in the number of daily average users and monthly average users.

A small percentage of total users have generated a majority of our revenues, and we may be unable to attract new paying or retain existing paying users and maintain their spending levels.

Revenues of free-to-play games typically rely on a small percentage of players who spend moderate or large amounts of money in games to receive special advantages, levels, access and other features, offers, or content. The vast majority of users play free of charge or only occasionally spend money in games. As a result, compared to all users who play our games in any period, only a small percentage of such users were paying users. For example, for the year ended December 31, 2024, our Monthly Payer Conversion was 2.9%. In addition, a large percentage of our revenues comes from a small subset of these paying users. For example, for the year ended December 31, 2024, 157 thousand high paying users, which we define as the top 10% by Bookings of our total number of the annual paying users, generated 88% of our Bookings, while for the year ended December 31, 2023, 163 thousand high paying users generated 86% of our Bookings. Because many users do not generate revenues, and each paying user does not generate an equal amount of revenues, it is particularly important for us to retain the small percentage of paying users and to maintain or increase their spending levels. There can be no assurance that we will be able to continue to retain paying users or that paying users will maintain or increase their spending. If we fail to attract and retain a significant number of new and existing players to our games or if we experience a reduction in the number of players of our most popular games or any other adverse developments relating to our most popular games occur, our market share and reputation could be harmed and there could be a material adverse effect on our business, financial condition and results of operations. It is possible that we could lose more paying users than we gain in the future, which would cause a decrease in the monetization of our games and could have a material adverse effect on our business, financial condition and results of operations.

We invest in new user acquisition and rely on monetization strategies to convert users to paying users, retain our existing paying users and maintain or increase the spending levels of our paying users. After significantly reducing our marketing budget in 2022 in response to a decline in the effectiveness of our marketing spend due to market conditions in the gaming industry in that year, we considerably increased our marketing investments in 2023, to which we attribute the growth in our Monthly Paying Users in 2023. In 2024 we shifted our user acquisition strategy to enhance efficiency by focusing on a smaller, more targeted audience possessing characteristics that we deem to be linked to higher-paying opportunities. If our investments on new user acquisition and monetization strategies do not succeed in producing the desired results, we may fail to attract, retain or monetize users and may experience a decrease in spending levels of existing paying users, any of which would result in lower revenues for our games and could have a material adverse effect on our business, financial condition and results of operations.

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

Our games are available to players free of charge, and we generate the majority of our revenues from the sale of virtual items when players make voluntary in-game purchases. For example, in each of the years ended December 31, 2024, 2023 and 2022, we derived 93.6%, 93.5% and 95.8%, respectively, of our revenues from in-game purchases.

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

Furthermore, we may target or maintain a non-controlling interest in companies as part of our acquisition strategy. For example, in 2022 we acquired non-controlling stakes in RJ Games (the publisher of Puzzle Breakers, a puzzle RPG) and Royal Ark (the publisher of the survival RPG title Dawn of Zombies and trending idle-game Zombie Miner). Acquisitions of interests in companies in which we share or have no control, and the dilution of our interests in or a further reduction of our control of companies, will involve additional risks that could cause the performance of our interests and our operating results to suffer, including:

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

Developing or acquiring new games that achieve broad popularity is vital to our continued growth and success. In 2021, we launched two new titles, Chibi Island and Island Questaway; in 2022, we invested in developing titles, Puzzle Breakers, Dawn of Zombies and Shelter War; and in 2023, we globally released Island Hoppers following the successful completion of its soft launch in 2021 under its former title, Island Questaway. We plan to further expand gameplays within our current products as well as work towards new game offerings. Our ability to successfully develop these games or to acquire and progress new games, and the ability of any of our games to achieve broad popularity and commercial success depends on a number of factors, including our ability to:

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

While the vast majority of our revenues are generated by in-game purchases, a portion of our revenues are generated from the sale of in-game advertisements. For example, in each of the years ended December 31, 2024, 2023 and 2022, we derived 6.4%, 6.5% and 4.2%, respectively, of our revenues from in-game advertising. If we are unable to attract and maintain a sufficient player base or otherwise fail to offer attractive in-game advertising models, advertisers may not be interested in purchasing such advertisements in our games, which could adversely affect our revenues from in-game advertising. Alternatively, if our advertising inventory is unavailable and the demand exceeds the supply, this limits our ability to generate further revenues from in-game advertising, particularly during peak hours and in key geographies. Further, a full inventory may divert advertisers from seeking to obtain advertising inventory from us in the future, and thus deprive us of potential future in-game advertising revenues. This could have a material adverse effect on our reputation and our business, financial condition and results of operations.

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

In recent years, global regulatory scrutiny of loot boxes in video games has intensified, leading to various legislative actions. Loot boxes are a commonly used monetization technique in free-to-play mobile games in which a player can acquire a virtual loot box, but the player does not know which virtual item(s) he or she will receive (which may be a common, rare or extremely rare item, and may be a duplicate of an item the player already has in his or her inventory) until the loot box is opened. The player will always receive one or more virtual items when he or she opens the loot box. In January 2025, the Federal Trade Commission (the “FTC”) settled with Genshin Impact's developer, Hoyoverse, imposing a $20 million fine for selling loot boxes to players under 16 without parental consent and for misleading practices regarding in-game transaction costs and item probabilities. Hoyoverse agreed to implement stricter age verification and clearer disclosures about in-game transactions. Effective September 2024, Australia mandates that video games featuring in-game purchases linked to elements of chance, including paid loot boxes, receive a minimum classification of M (Mature), advising against play by children under 15. Games containing simulated gambling are restricted to an R18+ rating, legally limiting them to adults. In February 2025, Sweden's gambling authority, Spelinspektionen, released a follow-up report highlighting concerns that loot boxes may encourage gambling behaviors among young adults and minors, suggesting a potential link between loot boxes and youth gambling. In January 2025, a Belgian court sought clarification from the European Union regarding the liability of app stores, like Apple's, for hosting games with illegal loot boxes, indicating ongoing legal challenges and the need for clearer regulations within the European Union.

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

The online gaming and interactive entertainment industries are relatively new and continue to evolve. Whether these industries grow and whether our online business will ultimately succeed, will be affected by, among other things, developments in social networks, mobile platforms, legal and regulatory developments (such as the passage of new laws or regulations or the extension of existing laws or regulations to online gaming and related activities), taxation of gaming activities, data and information privacy and payment processing laws and regulations, and other factors that we are unable to predict and which are beyond our control. Given the dynamic evolution of these industries, it can be difficult to plan strategically, including as it relates to product launches in new or existing jurisdictions that may be delayed or denied, and it is possible that competitors will be more successful than we are at adapting to change and pursuing business opportunities. Additionally, as the online gaming industry advances, including with respect to regulation in new and existing jurisdictions, we may become subject to additional compliance-related costs, including as it relates to regulatory payments and charges, licensing and taxes. For example, we have in the past received a notification from regulatory authorities in Vietnam that we should obtain certain licenses in order to be able to continue offering our games in Vietnam. Consequently, we cannot provide assurance that our online and interactive offerings will grow at the rates expected, or be successful in the long term. If our products do not obtain popularity or maintain popularity, or if they fail to grow in a manner that meets its expectations, or if we cannot offer our product offerings in particular jurisdictions that may be material to our business, our business, results of operations and financial condition could be harmed.

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

While we saw increased consumer interest and engagement in online gaming during 2020 and 2021, which we in part attribute to the travel restrictions, lockdowns and other social distancing measures implemented by governments to combat the COVID-19 pandemic, with the easing of these restrictions, the gaming industry has generally experienced a decline in Bookings. Our Bookings decreased in 2022 by 20% as compared with 2021 correlating to this trend and certain other negative effects in the market, and decreased further in 2023 as well as 2024. As our marketing investments tapered back to historical normal levels, we could experience a further decrease in user activity or spending in line with the general industry trend, which could adversely impact our cash flows, operating results, and financial condition. Furthermore, there can be no assurance that any re-imposition of any such restrictive measures in a renewed effort to control the spread of COVID-19 variants or any other contagious disease outbreaks will result in the effects we have experienced in the past.

Legal or regulatory restrictions could adversely impact our business and limit the growth of our operations.

There is significant opposition in some jurisdictions to interactive social gaming. In September 2018, the World Health Organization added “gaming disorder” to the International Classification of Diseases, defining the disorder as a pattern of behavior characterized by impaired control over gaming and an increase in the priority of gaming over other interests and daily activities. Additionally, the public has become increasingly concerned with the amount of time spent using phones, tablets and computers per day, and these concerns have increased as people spend more time at home and on their devices as a result of the work-from-home flexibility institutionalized during the COVID-19 pandemic and still permitted by many employers. In the UK, the National Health Service (NHS) has expanded its services to address gaming addiction, with the National Centre for Gaming Disorders treating individuals as young as 13. The clinic has seen a significant rise in referrals, indicating growing recognition of gaming disorder as a public health issue. In August 2021, China's National Press and Publication Administration implemented strict regulations limiting online gaming for minors to one hour per day on Fridays, weekends and public holidays, aiming to curb gaming addiction among youth. In September 2024, Australia enacted legislation requiring video games featuring in-game purchases linked to elements of chance, including paid loot boxes, to be rated "M" (Mature), advising against play by children under 15. Games containing simulated gambling are restricted to an "R18+" rating, legally limiting them to adults.

Such concerns on the global scale surrounding social gaming could lead various jurisdictions to adopt legislation or impose a regulatory framework to govern interactive social gaming specifically. These could result in a prohibition on interactive social gaming altogether, restrict our ability to advertise our games, or substantially increase our costs to comply with these regulations, all of which could have an adverse effect on our results of operations, cash flows and financial condition. We cannot predict the likelihood, timing, scope or terms of any such legislation or regulation or the extent to which they may affect our business.

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

Although we have players across the globe, we derive a significant portion of our revenues from a limited number of countries and are dependent on access to those markets. For example, for the year ended December 31, 2024, 34% of our revenues were derived from users located in the United States, 22% of our revenues were derived from users located in Asia, with Japan and South Korea being the key drivers, and 30% of our revenues were derived from users located in Europe. Our ability to retain paying players depends on our success in these geographies, and if we were to lose access to these markets or experience a decline in players in these geographies for any reason, it would have a material adverse effect on our business, financial condition and results of operations.

Our systems and operations are vulnerable to damage or interruption from natural disasters, power losses, telecommunications failures, cyber-attacks, terrorist attacks, acts of war, human errors, break-ins and similar events.

We may experience disruption as a result of catastrophic events such as natural disasters, power losses, telecommunications failures, cyber-attacks, terrorist attacks, acts of war, human errors, break-ins and similar events. In the occurrence of a catastrophic event, including a global pandemic like the COVID-19 pandemic, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in application development, lengthy interruptions in our services, breaches of data security and loss of critical data, such as player, customer and billing data as well as trade secret or other confidential information, software versions or other relevant data regarding operations, and we do not maintain insurance policies to compensate us for any resulting losses, which could have a material adverse effect on our business, financial condition and results of operations. Moreover, we grant certain employees the choice to work remotely. If a natural disaster, power outage, connectivity issue or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time.

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

We are highly dependent on the continued services and performance of our key personnel, including, in particular Andrey Fadeev, one of our co-founders, and our other executive officers as well as Anton Reinhold, the chief executive officer of Nexters Global Ltd., and our senior management team. Moreover, our success is highly dependent on the abilities of our senior managers’ decision-making process with respect to the day-to-day and ongoing needs of our business, as well as their more fundamental understanding of our Company. Although we have entered into employment agreements with our senior managers, such agreements may be terminated, subject to certain agreed notice periods and post-termination restrictive covenants. We do not maintain key-man insurance for any executive officer or member of our senior management team.

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

Although we experienced rapid revenue growth in prior periods, for example with revenue of $479.7 million, $434.1 million and $260.9 million for the years ended December 31, 2022, 2021 and 2020, respectively, for the year ended December 31, 2023 and December 31, 2024, we experienced a decline in revenues compared to each respective prior year. The level of revenue we are able to generate may continue to decline compared to prior fiscal years due to a number of reasons, which may include a decrease in the growth of our overall market or market saturation, slowing demand for our games, our inability to develop and launch new games, our inability to acquire new users of our games in an efficient manner, our inability to continue to acquire games or game studios, and our inability to capitalize on growth opportunities. In addition, our revenue may experience increased volatility due to global societal and economic disruption, such as those related to the COVID-19 pandemic and related government responses thereto as well as ongoing geopolitical conflicts.

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

As a result of the above, we continue to evaluate whether our activities give rise to sales, use, value added taxes and any other taxes in jurisdictions in which we historically have not registered to collect and remit taxes. In addition, we monitor indirect tax developments globally to confirm the impact of future anticipated indirect taxes on our business and services. A successful assertion by one or more of the countries or jurisdictions requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently collect some taxes, could result in substantial liabilities, including taxes on past sales, as well as interest and penalties, and could create significant administrative burdens for us or otherwise harm our business.

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

Our technology infrastructure is critical to the performance of our games and to player satisfaction. Most of our games run on public cloud computing systems run through Amazon Web Services with respective servers located in Ireland and Germany. The servers that host our systems located in these data centers are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of these events could cause our games to become unavailable for a short or long period of time. Moreover, these servers may not be adequate to support an unusually high volume of activity. We have experienced, and may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, malicious attempts to cause platform unavailability, and capacity constraints. For example, our servers were unprepared to handle the unexpectedly large traffic upon the launch of our title Pixel Gun 3D on the PC platform in April 2024, causing an outage of its availability on that platform until we were able to improve the infrastructure. If a particular game is unavailable when players attempt to access it or navigation through a game is slower than they expect, players may stop playing the game and may be less likely to return to the game as often, if at all. Similarly, certain games rely on third-party data centers, which may have similar risks over which we would have less control. A failure or significant interruption in our game service would harm our reputation and operations. We expect to continue to make significant investments in our technology infrastructure to maintain and improve all aspects of player experience and game performance. To the extent that our disaster recovery systems are not adequate, or we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate increasing traffic, our business and results of operations may suffer. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance, which may increase any potential harms that the business may suffer from systems failure or business interruptions.

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

An increasing number of online services have disclosed security breaches, some of which have involved sophisticated and highly targeted attacks on portions of their services. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, public perception of the effectiveness of our security measures and brand could be harmed, and we could lose players. Data security breaches and other data security incidents may also result from non-technical means, such as actions by employees or contractors. Any compromise of our security could result in a violation of applicable privacy and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential liability for which we generally do not have the applicable insurance coverage. Any such compromise could also result in damage to our reputation and a loss of confidence in our security measures. Any of these effects could have a material adverse impact on our results of operations, cash flows and financial condition.

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

In addition, there may be an increased risk of cyber-attacks by state actors or others due to the ongoing conflict between Russia and the Ukraine including, on the one hand, cybersecurity attacks perpetrated by Russia or others at its direction in response to economic sanctions or other actions taken by certain jurisdictions (including Cyprus, where our headquarters are located) against Russia in connection with its military action in Ukraine and, on the other hand, cybersecurity attacks against the Company due to its origins in Russia and its historical association with Russia, in spite of having minimized its exposure thereto . Any increase in such attacks on us or our systems could adversely affect our platform, networks, IT Systems or other operations.

Bad actors have targeted and will continue to target us, such as through phishing attacks where a third party attempts to infiltrate our IT Systems or acquire information by posing as a legitimate inquiry or electronic communication, which are fraudulent identity theft schemes designed to appear as legitimate emails from us or from our users. Bad actors may also employ other schemes aimed at defrauding our users in ways that we may not anticipate or be able to adequately guard against. Even if phishing and spamming attacks and other fraud schemes are not carried out through our systems, victims may nevertheless seek recovery from us. Because of our prominence, we believe that we are a particularly attractive target for such attacks. Though it is difficult to determine what, if any, harm may directly result from any specific scheme or attack, any failure to maintain performance, reliability, security, confidentiality, integrity, and availability of our offerings, services, and technical infrastructure may harm our reputation.

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

In addition, as threats related to cyber-attacks develop and grow, we may also find it necessary to make further investments to protect our data and infrastructure, which may impact our results of operations. We may be unable to cover all possible claims stemming from security breaches, cyber-attacks and other types of unlawful activity, or any resulting disruptions from such events, and we may suffer losses that could have a material adverse effect on our business. We do not maintain insurance policies covering losses relating to cybersecurity incidents, except for certain limited professional indemnity insurance, which may increase any potential harms that the business may suffer from a cyber-attack. We could also be negatively impacted by existing and proposed laws and regulations in the United States, Cyprus and other jurisdictions in which we operate, as well as government policies and practices related to cybersecurity, data privacy, data localization, data protection and access to data. In addition, the platforms on which we distribute games may encourage, or require, compliance with certain security standards, such as the voluntary cybersecurity framework released by the U.S. National Institute of Standards and Technology, or NIST, which consists of controls designed to identify and manage cyber-security risks, and we could be negatively impacted to the extent we are unable to comply with such standards. See “—Data privacy and security laws and regulations, and related guidance and standards, in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions, civil lawsuits (including class action or similar representative lawsuits) and other penalties; such laws and regulations are continually evolving. Our or our platform and service providers’ actual or perceived failure to comply with these laws and regulations could harm our business.”

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

Substantially all of our games rely on data transferred over the internet, including wireless internet. Access to the internet in a timely fashion is necessary to provide a satisfactory player experience to the players of our games. Third parties, such as telecommunications companies, could prevent access to the internet or limit the speed of our data transmissions, with or without reason, causing an adverse impact on our player experience that may materially and adversely affect our reputation, competitive position, results of operations, cash flows and financial condition. In addition, telecommunications companies may implement certain measures, such as increased cost or restrictions based on the type or amount of data transmitted, that would impact consumers’ ability to access our games, which could in turn materially and adversely affect our reputation, competitive position, results of operations, cash flows and financial condition. Furthermore, internet penetration may be adversely affected by difficult global economic conditions or the cancellation of government programs to expand broadband access. Moreover, access to the internet, applications and services which we operate or on which we depend may, in some jurisdictions, be blocked or restricted as a matter of law and speed of the internet may be reduced based on decisions of regulators and courts.

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

As the scope of data privacy and security regulations worldwide continues to evolve, we believe that the adoption of increasingly restrictive regulations in this area is likely within the United States and other jurisdictions. For example, in the United States, a number of state-level data privacy laws have or will soon go into effect that introduce new data privacy rights for consumers and new operational requirements for companies. For instance, the California Consumer Privacy Act (“CCPA”) provides data privacy rights for California residents and operational requirements for covered companies. Among other things, companies covered by the CCPA must provide new disclosures to California residents and afford such residents certain privacy rights relating to their personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. In addition, the California Privacy Rights Act (“CPRA”), which took effect in January 2023, expanded the data privacy rights granted under the CCPA, created a new enforcement agency, the California Privacy Protection Agency, and imposed additional obligations on covered companies. On April 2, 2024, the California Privacy Protection Agency's Enforcement Division issued its first enforcement advisory, “Applying Data Minimization to Consumer Requests”, that emphasized the importance of data minimization obligations upon businesses under the CCPA.

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

In 2024, the progression of state privacy laws in the United States continued: new privacy laws in Florida (Florida Digital Bill of Rights, “FDBR”), Texas (Texas Data Privacy and Security Act, “TDPSA”), Oregon (Oregon Consumer Privacy Act, “OCPA”) became effective July 1, 2024, and Montana (Montana Consumer Data Privacy Act, “MCDPA”), took effect on October 1, 2024, share common principles such as data minimization, purpose limitation, and confidentiality.

This trend is expected to continue into 2025, with five new privacy laws already in effect and three more scheduled to take effect later in the year, thereby increasing the complexity of compliance for businesses. Effective January 1, 2025, the Delaware Personal Data Privacy Act (“DPDPA”), the Iowa Consumer Data Protection Act (“IACDPA”), Nebraska Data Privacy Act (“NDPA”), New Hampshire Privacy Act (“NHPA”) and New Jersey Data Privacy Law (“NJDPL”), provide a variety of individual consumer rights. Privacy laws in Tennessee, Minnesota and Maryland are scheduled to become effective later in 2025, further expanding the landscape of state-level data privacy regulations.

In addition to the CCPA, the VCDPA, CPA, CTDPA, UCPA, FDBR, TDPSA, OCPA, MCDPA, DPDPA, IACDPA, NDPA, NHPA and NJDPL (collectively, the “U.S. state privacy laws”) provide for civil penalties for violations that are enforceable by the Attorney General of its respective state, which could range into the millions of dollars. More generally, the enactment of the U.S. state privacy laws marked a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

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

In the EU, the Artificial Intelligence Act (“EU AI Act”), establishing a comprehensive, risk-based framework for artificial intelligence (“AI”) governance within the EU market, entered into force on August 1, 2024, and the majority of its provisions are scheduled to come into force on August 2, 2026. The EU AI Act imposes requirements on companies that develop, use, or provide AI in the EU, including obligations related to transparency, risk assessments, human oversight, security, and accuracy. The EU AI Act introduces fines for non-compliance of up to 7% of worldwide annual turnover. In the United States, the regulatory approach to AI has been more decentralized. However, recent developments indicate a shift towards increased oversight. In January 2025, the Biden administration announced new rules restricting the export of advanced AI chips and imposing additional licensing requirements for AI technology to over 120 countries, aiming to secure a trusted technology ecosystem and protect national security. Globally, various countries are introducing or enhancing AI regulations. For instance, in 2024, the European Parliament approved a set of legally binding rules to govern AI risks, marking the most comprehensive regulations produced to date.

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

The video game industry has come under increased scrutiny from regulators and consumer advocacy groups, many of which are calling for increased regulation/oversight of the content of video games. While none of our games target children under 13 years of age as their primary audience, the FTC, as well as consumer organizations, may consider that the characteristics of several of our games attract children under 13 years of age. The U.S. Children’s Online Privacy Protection Act, or COPPA, regulates the collection, use and disclosure of personal information from children under 13 years of age. While none of our games are directed at children under 13 years of age, if COPPA were to apply to us, failure to comply with COPPA may increase our costs, subject us to expensive and distracting government investigations and could result in substantial fines. Although we have taken certain measures to identify which of our games are subject to COPPA due to their child-appealing nature and to comply with COPPA with respect to those games, if COPPA were to apply to us in a manner other than we have assessed or prepared for, our actual or alleged failure to comply with COPPA may increase our costs, subject us to expensive and distracting lawsuits or government investigations, could result in substantial fines or civil damages and could cause us to temporarily or permanently discontinue certain games or certain features and functions in games. In January 2025, the Federal Trade Commission (the “FTC”) finalized significant amendments to COPPA. These changes mandate that operators obtain separate, explicit parental consent for any data sharing or monetization of children's information. Additionally, operators are now required to provide more detailed disclosures about their data collection practices, including identifying specific third parties with whom children's data is shared. The amendments also enhance data security requirements, obligating operators to establish and maintain comprehensive written security programs tailored to the sensitivity of the children's data they handle. These rules will become effective 60 days after their publication in the Federal Register, with a general compliance deadline set for one year from that date.

It is likely that other countries will follow with their own codes or guidance documents relating to processing personal information from children or in relation to online harms. For example, in the European Union, regulators are increasingly focusing on risks related to children’s data as part of the data protection and privacy compliance enforcement. In addition, in November 2022, the EU Digital Services Act, regulating online intermediaries and platforms such as marketplaces, social networks, content-sharing platforms, app stores and online travel and accommodation platforms (the “DSA”), came into force in November 2022 and applied to all platforms as of February 17, 2024. The DSA may increase our compliance costs and require changes to our user interfaces, processes and operations which may adversely affect our ability to attract, retain and provide our services to users, and may otherwise adversely affect our business, operations and financial condition. Failure to comply with the DSA can result in fines of up to 6% of total annual worldwide turnover and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to infringement by the provider to comply with the DSA. The United Kingdom has enacted the “Age Appropriate Design Code,” a statutory code of practice pursuant to the United Kingdom Data Protection Act 2018. This code came into force on September 2, 2021, following a 12-month transition period for organizations to conform. The code requires online services, including our games that are likely to be accessed by children under 18, to put the best interests of the child’s privacy first in the design, development and data-related behavior of the game. The UK government has passed legislation relating to "online harms" (the Online Safety Act, “OSA”), which sets forth an extensive regulatory framework for certain services and imposes obligations to protect users from illegal content which, if applicable, may increase compliance costs and may otherwise adversely affect our business, operations and financial condition. Failure to comply with the OSA can result in fines of up to 10% of total annual worldwide turnover or £18 million (whichever is greater). New laws and regulations relating to children’s data, content moderation, online harms and online safety may result in substantial costs and may necessitate changes to our business practices which may compromise our growth strategy, adversely affect our ability to attract, monetize or retain players, and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations. The improvements and changes we make may not be sufficient and we may find ourselves in breach of legislation, subject to audits and reviews by governmental authorities and subject to fines or penalties as a result of user content. Our brand and reputation may be damaged by reports of non-compliance.

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

The protection of intellectual property rights for content created using artificial intelligence (“AI”) remains uncertain and subject to evolving legal frameworks. Current copyright, patent, and trademark laws in many jurisdictions require human authorship or inventorship, raising questions about the ownership and enforceability of IP rights for AI-generated works. If courts or regulators determine that AI-generated content is not eligible for IP protection, our ability to secure and defend proprietary rights in AI-created assets may be limited, potentially exposing us to competitive disadvantages. Additionally, AI systems may inadvertently incorporate or reproduce elements from existing copyrighted works, increasing the risk of infringement claims, litigation, or regulatory scrutiny. As the legal landscape for AI-generated IP continues to develop, any adverse rulings, legislative changes, or enforcement actions could materially impact our ability to protect and commercialize AI-driven innovations, which may adversely affect our business, financial condition, and results of operations.

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

Litigation or other legal proceedings could result in public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of intellectual property proceedings could harm our ability to compete in the marketplace. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Although disclosures made in the course of litigation are usually subject to non-disclosure and non-compete obligations, if a recipient of such disclosures did choose to use the information in its business it may be difficult for us to prove that any developments made by such recipient is as a direct result of unauthorized use of our confidential information. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

We license certain intellectual property rights from third parties and, in the future, we may enter into additional agreements that provide us with licenses to valuable intellectual property rights or technology.

We license certain intellectual property rights from third parties related to the operations of our business, including licenses for the use of our in-game engine from Unity Technologies SF, licensed content for our games, rights needed to develop our own intellectual property and non-exclusive licenses with respect to the use of certain intellectual property rights of the platforms on which our games are offered. In certain cases, such as with respect to Unity Technologies SF, we are dependent upon such licenses to maintain the continued functionality of each of the games we offer. Even if games based on licensed content or brands remain popular, any of our licensors could decide not to renew our existing licenses or not to license additional intellectual property rights to us and instead license to our competitors or develop and publish its own games or other applications, competing with us in the marketplace. Many of these licensors already develop games for other platforms, and may have significant experience and development resources available to them should they decide to compete with us rather than license to us.

Failure to maintain or renew our existing licenses or to obtain additional licenses would impair our ability to introduce new games or to continue to offer our current games, which would materially harm our business, results of operations and financial condition. Furthermore, our licensors could materially alter the terms under which licenses on which the Company is dependent are granted, which could result in materially higher licensing fees incurred by the Company. If we breach our obligations under existing or future licenses, we may be required to pay damages and our licensors might have the right to terminate the license. Termination by a licensor would cause us to lose valuable rights and could inhibit our ability to continue operating our games and/or commercialize future games, which would harm our business, results of operations and financial condition. In addition, most of our licensed intellectual property rights are licensed to us on a non-exclusive basis. The owners of nonexclusively licensed intellectual property rights are free to license such rights to third parties, including our competitors, on terms that may be more advantageous than those offered to us, which could place us at a competitive disadvantage. In addition, the agreements under which we license intellectual property rights or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations.

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

Additionally, in light of Russia’s ongoing military conflict in Ukraine, our brand may be adversely affected by our historical association with Russia. Our nexus to Russia was limited even prior to the Ukraine conflict, and we have minimized our exposure to Russia since its outbreak. Nevertheless, any action or inaction taken by the Company arising from or relating to the Russian military conflict in Ukraine, including in respect of our former presence in Russia or our past association with Russia, could adversely affect our brand and could be negatively viewed by our investors, users or employees. Any of the foregoing could have a material adverse effect on our business, financial condition (including our liquidity position) and results of operations.

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

A significant portion of our operations are outside of the United States, including our principal executive offices in Cyprus and development centers in Armenia and Kazakhstan, and we generate a significant portion of our revenues from operations outside of the United States. For each of the years ended December 31, 2024, 2023 and 2022, we derived 66%, 65% and 67%, respectively, of our revenues from sales to players outside of the United States. Our operations in foreign jurisdictions may subject us to additional risks customarily associated with such operations, including:

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

The Company’s historical association with Russia could expose the Company to political or other risks related to Russia. While the Company believes its nexus to Russia is minimal, especially in light of the substantial measures we have taken to minimize our exposure to Russian country risk in the past years since the outbreak of the Russian military conflict in Ukraine, the Company’s historical association with Russia could continue to subject us to certain risks associated with Russia. Furthermore, for the year ended December 31, 2024, we derived 7% of our total revenue from the Former Soviet Union countries.

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

Further, because end-users may download our games on third-party platforms that we do not control, our games may be downloaded and played by persons that are the target, or individuals in countries or territories that are the target of economic sanctions administered by the United States, the European Union and other governmental authorities. Although we have taken steps to limit the ability of end-users to download our games from sanctioned countries, we cannot eliminate the risk that our games will be played in countries or territories that are the target of economic sanctions administered by the United States, the European Union and other governmental authorities.

1 On December 12, 2023, Ivan Tavrin – a former member of our board of directors and a minority shareholder in the Company through his beneficial ownership (or deemed beneficial ownership) of GDEV ordinary shares and warrants – was added to the SDN List by OFAC pursuant to Executive Order 14024. The Company does not have any outstanding contracts with Ivan Tavrin or any of his affiliates, and does not believe that the sanctions imposed on Ivan Tavrin have any direct impact on the Company, its business operations or processes.

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

Our functional currency is the U.S. Dollar and our expenses are primarily denominated in U.S. Dollars. However, a substantial portion of our revenue is denominated in euros and other currencies. This foreign currency exposure gives rise to market risk associated with weakening of these other currencies versus the U.S. Dollar.

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

We are subject to a variety of laws in the jurisdictions in which we operate, including laws regarding advertising, consumer protection and intellectual property, which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. For example, in 2023 and 2024, we received notification from regulators in Canada, Australia and Germany alleging that certain of our advertising was misleading or inappropriate. While we have amended or discontinued the adverts referenced in the notices and do not expect further action from the relevant regulators, we may be subject to further complaints and, as a result, our reputation may be harmed and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

We are held by a diverse group of shareholders. Our largest shareholders include our co-founders, Andrey Fadeev and Boris Gertsovskiy and Everix Investments Limited, who beneficially own an aggregate of approximately 22%, 15% and 41%, respectively, of our currently outstanding ordinary shares, and whose individual interests will influence the decision-making process of the Company by means of their representation on our Board of Directors. As a result, we have no single controlling shareholder able to influence key decision making and therefore any disagreements among our largest shareholders could potentially adversely affect the key decision-making process, which could result in significant disruptions to our business and may materially adversely affect our business, results of operations, cash flows or financial condition.

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

We operate in multiple jurisdictions and are subject to tax laws and regulations of U.S. federal, state and local and non-U.S. governments. U.S. federal, state and local and non-U.S. tax laws and regulations are complex and subject to varying interpretations. U.S. federal, state and local and non-U.S. tax authorities may interpret tax laws and regulations differently than we do and challenge tax positions that we have taken. This may result in differences in the treatment of revenues, deductions, credits and/or differences in the timing of these items. The differences in treatment may result in payment of additional taxes, interest or penalties that could have an adverse effect on our financial condition and results of operations. Further, future changes to U.S. federal, state and local and non-U.S. tax laws and regulations could increase our tax obligations in jurisdictions where we do business, or are deemed to do business, for tax purposes, or require us to change the manner in which we conduct some aspects of our business.

Due to the nature of our business, we are likely subject to significant taxes and fees that could increase at any time and could materially affect our financial condition and results of operations.

The gaming industry represents a significant source of tax revenue to many jurisdictions. Gaming companies are currently subject to significant taxes and fees in addition to normal corporate income taxes, and such taxes and fees are subject to increase at any time. From time to time, various legislators and other government officials have proposed and adopted changes in tax laws, or in the administration or interpretation of such laws, affecting the gaming industry. In addition, any worsening of economic conditions and the large number of jurisdictions with significant current or projected budget deficits could intensify governmental efforts to raise revenues through increases in gaming taxes and/or other taxes. It is not possible to determine with certainty the likelihood of changes in tax laws or in the administration or interpretation or enforcement of such laws. Any material increase in tax rates, or the adoption of additional taxes or fees, could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We have registered for resale by certain selling securityholders up to 22,251,661 ordinary shares and up to 7,750,000 warrants. Furthermore, we have registered 982,615 ordinary shares subject to issuance under our 2021 Employee Stock Option Plan, which ordinary shares may, upon issuance, be resold in the public market. Sales of a substantial number of ordinary shares in the public market by those selling securityholders and/or by our other securityholders, or the perception that those sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our ordinary shares.

The number of ordinary shares being offered for resale by the aforementioned selling securityholders represents a substantial majority of our ordinary shares currently issued and outstanding, and shares issuable under our 2021 Employee Stock Option Plan and outstanding equity-linked instruments. Given the substantial number of ordinary shares registered for potential resale by those selling securityholders, the sale of ordinary shares by those selling securityholders, or the perception in the market that the selling securityholders of a large number of shares intend to sell shares, could increase the volatility of the market price of our ordinary shares or result in a significant decline in the public trading price of our ordinary shares.

Upon Kismet’s initial public offering (the “IPO”), the Sponsor held an aggregate of 6,750,000 Kismet founder shares which it had acquired against a capital contribution of $25,000, representing an acquisition price of approximately $0.0037 per share. In the IPO, Kismet issued 25,000,000 units to public holders at a price of $10.00 per unit, with each unit consisting of one Kismet ordinary share and one-half of one Kismet warrant. Simultaneously with the consummation of the IPO, the Sponsor purchased 6,750,000 Kismet private placement warrants at a purchase price of $6,750,000, or $1.00 per private placement warrant. Upon the consummation of the Transactions, (i) the Sponsor’s 6,750,000 Kismet founder shares were converted into 675,000 GDEV ordinary shares (as adjusted for the Reverse Share Split), (ii) 3,188,758 Kismet ordinary shares issued to public holders (following the redemption of 21,811,242 Kismet ordinary shares prior to the Transactions) were converted to 318,875 GDEV ordinary shares (as adjusted for the Reverse Share Split), (iii) the Sponsor’s 6,750,000 Kismet private placement warrants were converted into 6,750,000 GDEV private placement warrants, (iv) the Sponsor acquired, pursuant to the terms of an amended and restated forward purchase agreement, 500,000 GDEV ordinary shares (as adjusted for the Reverse Share Split) and 1,000,000 GDEV warrants for an aggregate purchase price of $50,000,000, or approximately $98.60 per GDEV ordinary share (as adjusted for the Reverse Share Split) and approximately $0.72 per GDEV warrant (assuming an estimated purchase price allocation based upon the closing trading price of Kismet’s public warrants of $0.72 on August 27, 2021, the closing date of the Transactions), and (v) the Sponsor transferred, pursuant to the PIPE subscription financing, 1,625,000 GDEV private placement warrants to the PIPE investors, for which the Sponsor did not receive any consideration.

Even if the trading price for one GDEV ordinary share is significantly below $100.00 (i.e., the offering price for ten Kismet units offered in its IPO, adjusting for the one-for-ten Reverse Share Split of the GDEV ordinary shares following the consummation of the Transactions) the Sponsor, one of those selling securityholders, may still have an incentive to sell our ordinary shares because it acquired 675,000 ordinary shares (as adjusted for the Reverse Share Split) relating to the 6,750,000 Kismet founder shares at prices lower than the public investors or the last reported trading price of our ordinary shares. For example, based on the last reported sale price of our ordinary shares of $12.54 on March 28, 2025, the Sponsor would experience a potential profit in respect of 675,000 of its GDEV ordinary shares relating to the 6,750,000 Kismet founder shares of up to approximately $12.50 per share, or approximately $8.4 million in the aggregate. While the Sponsor may experience a positive rate of return based on the trading price of our ordinary shares, the public holders of our ordinary shares may not experience a similar rate of return on the ordinary shares they purchase due to differences in the applicable purchase price and trading price. Ivan Tavrin, a former director of the Company and the former sole owner of the Sponsor who maintains sole voting and dispositive power over all of GDEV ordinary shares held by the Sponsor until February 15, 2025 (and therefore may be deemed to share beneficial ownership over the GDEV ordinary shares owned by the Sponsor), has caused the Sponsor to offer its entire holding in GDEV securities, comprising 1,175,000 ordinary shares and 6,125,000 warrants, for resale. On December 12, 2023, the U.S. Department of Treasury’s Office of Foreign Assets Control added Ivan Tavrin to its Specially Designated Nationals and Blocked Persons List (“SDN List”) pursuant to Executive Order 14024. Accordingly, until such time, if any, that Ivan Tavrin is removed from the SDN List, the Sponsor will be restricted from selling any GDEV ordinary shares held by it.

We will be able to issue additional ordinary shares upon the exercise of our outstanding warrants, the exercise of the options granted to Kismet’s former independent directors, and issuances pursuant to an equity incentive plan, all of which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Upon consummation of the Transactions, we had 20,249,993 warrants outstanding, ten of which entitles the holder thereof to one Company ordinary share upon exercise, as well as options entitling Kismet’s former independent directors to 12,000 Company ordinary shares (as adjusted for the Reverse Share Split) upon exercise. Furthermore, our 2021 Employment Stock Option Plan has a total size equaling 5% of our total ordinary shares outstanding upon the consummation of the Transactions. Our warrants became exercisable commencing on September 25, 2021 and will expire at 5:00 p.m., New York City time, on August 26, 2026 or earlier upon redemption or liquidation, and the options granted to Kismet’s former independent directors are immediately exercisable. To the extent the warrants or options are exercised, or awards are made under our 2021 Employment Stock Option Plan, additional Company ordinary shares will be issued, which will result in dilution to our shareholders and increase the number of our ordinary shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such securities may be exercised could adversely affect the market price of our ordinary shares.

Furthermore, we may issue additional equity or convertible debt securities in the future which may dilute our existing shareholders’ holdings. In accordance with our Amended and Restated Memorandum and Articles of Association, we are authorized to issue an unlimited number of ordinary shares, and existing shareholders will have no pre-emptive rights in connection with such further issuances. On September 12, 2024, the Company entered into a Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc. (together, the “Agents”), under which we may offer and sell, from time to time, 1,757,026 ordinary shares of the Company, held in treasury, through a designated Agent in an “at the market offering” (the “ATM Offering”), as defined in Rule 415(a)(4) promulgated under the Securities Act. The Company intends to reintroduce all or portion of such treasury shares into the securities markets with the aim to bolster the trading liquidity of the Company’s ordinary shares by increasing its public float. We cannot predict the size or nature of future issuances or the effect that future issuances and sales of our ordinary shares, through the ATM Offering or otherwise, will have on the market price of our ordinary shares. Issuances of a substantial number of additional ordinary shares, including in connection with acquisitions of new businesses in accordance with our acquisition strategy, or the perception that such issuances could occur, may adversely affect prevailing market prices for our ordinary shares. With any additional issuance of our ordinary shares, our investors will suffer dilution to their voting power and economic interest.

Certain shareholders control the Company and their interests may conflict with ours or those of our shareholders in the future.

Approximately 78.5% of our currently outstanding ordinary shares are beneficially owned by Andrey Fadeev, Boris Gertsovskiy and Everix Investments Limited. Moreover, these shareholders have the right to designate directors subject to the maintenance of certain ownership requirements in the Company. See “Item 10 Additional Information—B. Memorandum and Articles of Association.” Even if and when these shareholders cease to own a majority of our outstanding ordinary shares, for so long as they continue to own a significant percentage of our ordinary shares, they will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, these will have significant influence with respect to the Company’s management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as these shareholders continue to own a significant percentage of our outstanding ordinary shares, these will be able to cause or prevent a change of control of the Company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of the Company. The concentration of ownership could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of the Company and ultimately might affect the market price of our ordinary shares.

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

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In particular, Section 404 of the Sarbanes-Oxley Act (“Section 404”) requires us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. As an emerging growth company, our management expects to avail itself of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of its internal control over financial reporting under Section 404. See “—As an ‘emerging growth company,’ we cannot be certain if the reduced disclosure requirements applicable to ‘emerging growth companies’ will make our ordinary shares less attractive to investors.” However, we may no longer avail ourselves of this exemption when we cease to be an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. As a public company, we are required to provide an annual management report on the effectiveness of our internal control over financial reporting. See “—In connection with the preparation of the Company’s financial statements as of and for the year ended December 31, 2024, we identified a material weakness in our internal controls over financial reporting.” Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business, results of operations and financial condition and could cause a decline in the trading price of our ordinary shares.

In connection with the preparation of the Company’s financial statements as of and for the year ended December 31, 2024, we identified a material weakness in our internal controls over financial reporting.

Although the Company is not yet subject to the attestation requirements of Section 404 of the Sarbanes-Oxley Act, in connection with the audit of the Company’s financial statements as of and for the year ended December 31, 2024, our management and our independent registered public accounting firm that conducted the audit identified a deficiency in our internal control over financial reporting that we concluded represent a material weakness in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.” The material weakness that was identified related to our inability to engage individuals and/or parties with adequate expertise to review the accounting of complex transactions.

Moreover, in connection with the audit of the Company’s financial statements as of and for the years ended December 31, 2022, 2021 and 2020, our management and our prior independent registered public accounting firm that conducted those audits identified deficiencies that we concluded represented material weaknesses in our internal control over financial reporting, which were subsequently remediated.

We have developed certain steps with the aim to remediate the aforementioned material weakness, but we will not be able to fully remediate it until these steps has been completed and the new controls and procedures have been operating effectively for a sufficient period of time. Furthermore, we can give no assurance that additional material weaknesses and/or significant deficiencies in our internal control over financial reporting will not be identified in the future. Failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could lead to a restatement of our financial statements, cause the Company to fail to meet its reporting obligations and cause investors to lose confidence in our reported financial information, which may result in a decline in the market price of our shares.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of our ordinary shares.

We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act. However, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to the Company on June 30, 2025.

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

We will incur additional expenses after we are no longer an “emerging growth company.”

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” Furthermore, as an “emerging growth company,” our management expects to avail itself of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. We may remain an “emerging growth company” until August 26, 2026 (i.e., the fifth anniversary of the date on which our ordinary shares were offered in connection with the Transactions) or until such earlier time that the Company has more than $1.235 billion in annual revenues, has more than $700 million in market value of its ordinary shares held by non-affiliates, or issues more than $1.0 billion of non-convertible debt over a three-year period. We will incur additional expenses after we are no longer an “emerging growth company.”

Further, there is no guarantee that the exemptions available to us under the JOBS Act will result in significant savings. To the extent that our management chooses not to use exemptions from various reporting requirements under the JOBS Act, we will incur additional compliance costs, which may impact earnings.

As an “emerging growth company,” we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our ordinary shares less attractive to investors.

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

A non-U.S. corporation generally will be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year if, after the application of specific look-through rules, either (1) at least 75% of its gross income for such year is “passive income” (as defined in the relevant provisions of the Code), or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the composition of GDEV’s income and assets (including unbooked goodwill), including the proportionate composition of income and assets, as applicable, of its subsidiaries, during the relevant period, GDEV believes it was not a PFIC for its taxable year ended on December 31, 2024. However, there can be no assurances in this regard, nor can there be any assurances that we will not be treated as a PFIC in the current taxable year or any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether we or any of our subsidiaries are treated as a PFIC is determined on an annual basis after the close of each taxable year. The determination of whether we are or any of our subsidiaries are a PFIC is a factual determination that depends on, among other things, the composition of our income and assets (including goodwill) and the fair market value of our and our subsidiaries’ shares and assets. In this regard, changes in the fair market value of GDEV shares could cause GDEV to become treated as a PFIC because such changes would generally result in changes in the value of goodwill of GDEV for the purposes of determining the PFIC status of GDEV under applicable U.S. federal income tax law. Similarly, changes in the composition of our or any of our subsidiaries’ income or assets may cause us to be or become a PFIC for the current or subsequent taxable years, as well.

If we are a PFIC for any taxable year, a U.S. Holder (as defined below) of our ordinary shares and/or warrants may be subject to adverse tax consequences and may incur certain information reporting obligations. For a further discussion, see “Item 10. Additional Information—E. Taxation—Certain Material U.S. Federal Income Tax Considerations—U.S. Holders—Passive Foreign Investment Company Rules.” U.S. Holders of our ordinary shares and/or warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary shares and/or warrants.

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

On December 19, 2023, the Company launched a tender offer to purchase for cash (as adjusted for the Reverse Share Split) a minimum of 1,500,000 of its ordinary shares, up to a maximum of 2,000,000 ordinary shares, at a purchase price of $20.00 per share (the “Tender Offer”). The Tender Offer expired on January 18, 2024, resulting in the Company’s accepting for purchase 1,655,425 shares. The shares acquired pursuant to the Tender Offer are held by the Company as treasury shares.

On August 8, 2024, the board of directors of the Company approved by written resolution a one-for-ten (1:10) reverse share split of the Company’s ordinary shares (the “Reverse Share Split”). The Reverse Share Split became effective at 4:01 p.m. Eastern Time on August 28, 2024. Upon effectiveness of the Reverse Share Split, the Company’s ordinary shares trade under a new CUSIP number, G6529J209.

On September 12, 2024, the Company entered into a Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc. (together, the “Agents”), under which it may offer and sell, from time to time, 1,757,026 ordinary shares of the Company, held in treasury (including all shares acquired pursuant to the Tender Offer), through a designated Agent in an “at the market offering” (the “ATM Offering”), as defined in Rule 415(a)(4) promulgated under the Securities Act. Sales under the ATM Offering may be made directly on or through Nasdaq, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or any other method permitted by law. During the year ended December 31, 2024, the Company sold a total of 214 ordinary shares for an aggregate amount of $ 5,384.70 under the ATM Offering.

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

Overview

We build mobile, web and social games for millions of players to enjoy globally. We are one of the top independent mobile game developers in Europe (excluding developers owned and controlled by other companies active in the gaming market) based on in-game purchases in 2024, net of platform fees, according to data provided by data.ai. Our games are free to play, and we continuously innovate our games to provide novel, curated in-game content to our users at optimal points in their game journeys.

Our core product offering, Hero Wars, offers a suite of games across mobile, social and web-based platforms and has, since its launch in 2016, evolved into a well-recognized global gaming franchise in the RPG genre, with 6.0 million MAUs across more than 70 countries in 2024. In 2024, Hero Wars was ranked the 2nd most downloaded game in the RPG genre on Android and iOS, combined, according to data provided by AppMagic.

Continuous improvements in game content and focus on customer engagement has allowed us to monetize on the popularity of our games and achieve attractive key performance metrics. In particular as of December 31, 2024, Hero Wars’ cumulative all time Bookings crossed the $2.0 billion mark. We benefit from predictable cohorts and a loyal base of core players, which supports our ability to sustain our monetization per user. In the year ended December 31, 2024, cohorts from previous periods accounted for 66.7% of our Bookings for our core product, Hero Wars.

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

Our headquarters are in Cyprus. As of December 31, 2024, we had 589 employees. Our revenue for the years ended December 31, 2024 and 2023 was $420.9 million and $464.5 million, respectively, and our Bookings2 for the same periods were $404.0 million and $421.6 million, respectively. We recorded net cash flows generated from operating activities of $28.5 million and $18.0 million for the years ended December 31, 2024 and 2023, respectively. Our total comprehensive income net of tax for the years ended December 31, 2024 and 2023 was $26.2 million and $48.0 million, respectively.

Our Industry

We operate in the global digital gaming market, a significant and growing component of the entertainment industry. The mobile gaming market rebounded in 2024, growing 4% year-over-year to $80.9 billion, despite a 6% decline in downloads to 49.6 billion, according to Sensor Tower’s State of Mobile 2025 report.

According to Sensor Tower, the Asia-Pacific region remains dominant, but emerging markets such as Mexico, India and Thailand were key drivers of mobile gaming growth, with spending increasing 21%, 17% and 16%, respectively. However, Japan saw a 7% revenue decline, affected by economic conditions and currency fluctuations. The United States and EMEAR also played a significant role in mobile gaming’s recovery in 2024, with both regions maintaining steady growth.

Mobile remains gaming’s largest segment, accounting for nearly half of total gaming revenue according to NewZoo. According to Sensor Tower in 2024, Strategy, Puzzle, and Action genres fueled growth, while RPGs continued their decline. Notably, 4X Strategy games dominated global consumer spending, while MOBA and Battle Royale shooters led in player engagement.

The mobile gaming industry still faces challenges related to privacy-focused changes from Apple, Google, and other platforms, impacting monetization and user acquisition strategies. In response, mobile publishers have adjusted their marketing tactics and diversified their user acquisition channels.

Looking ahead, the mobile gaming market is expected to continue its growth in 2025, driven by increasing consumer spend, improved monetization strategies and a stronger focus on player retention. According to Newzoo, the industry is projected to reach $213.3 billion by 2027, reflecting a 3.1% CAGR from 2022 to 2027.

Meanwhile, Bain & Company forecasts that the global gaming market will grow at an annual rate of 6% through 2028, reaching approximately $257 billion. This expansion is expected to be fueled by increased engagement from younger players, broader cross-platform accessibility and the integration of user-generated content (UGC) into gaming experiences. Notably, Bain highlights that gaming is taking market share from traditional media, with younger generations spending up to 30% of their entertainment time in gaming environments.

Both Newzoo and Bain emphasize that mobile gaming will remain a dominant force, with revenue expansion in emerging markets such as Southeast Asia, Latin America and the Middle East & Africa. However, challenges persist, particularly in player retention and monetization strategies, as competition intensifies across PC, console and mobile. Looking beyond 2025, GDEV anticipates that gaming companies will need to adapt to shifting consumer behavior, the rise of AI-powered game development and evolving business models such as subscriptions and cloud gaming.

Casual vs. Hardcore and Mid-Core games

Based on the intensity and complexity of the game content and their breadth of appeal, games can be sub-divided into casual, hardcore and mid-core. The Company defines Hero Wars as mid-core and Island Hoppers as casual.

2 For a definition of Bookings, see “—Key performance metrics—Bookings.”

Casual games cover the widest range of games, targeting a broad audience and requiring only a light learning curve and strategizing. Casual games are low intensity in both time commitment, mechanics and strategizing. Gameplay is intended to be fun and easy to understand for a large audience of players, with gaming mechanics usually controlled by a few buttons or a simple tap-and-swipe interface on a mobile phone. Casual games have diverse monetization strategies but are primarily based on a free-to-play model with in-app purchases and in-app ads.

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

RPG games exist in different sub-genres: Team Battle RPG (or Squad Battle RPG), Puzzle RPG, MMORPG (massive multiplayer online role-playing game) and other sub-genres. RPG games are typically characterized by a relatively narrow audience, but much higher player retention and higher payer ratios (conversion of users into payers) and, accordingly, higher relative monetization potential per user compared to casual games.

According to Sensor Tower’s State of Mobile 2025 report, the mobile RPG market generated $16.8 billion in in-app purchase (IAP) revenue in 2024, accounting for 20.5% of total IAP revenue across mobile games. Despite this, the RPG genre experienced a 17.3% decline in revenue year-over-year, continuing its downward trend from previous years. RPGs made up only 3% of all mobile game downloads, reaffirming their position as a high-spending but niche segment.

Among RPG subgenres, Squad RPGs captured 6.14% of total IAP revenue, while MMORPGs followed closely at 5.59%, demonstrating continued consumer engagement in team-based and immersive RPG experiences.

Although Strategy games overtook RPGs as the highest-grossing genre, RPGs continue to play a vital role in mobile gaming’s premium monetization landscape. Despite revenue declines, the sustained engagement in top-grossing RPG sub-genres signals that developers are focusing on retention strategies and high-value players.

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

Although the barriers to entry in mobile gaming can be considered to be relatively low, barriers to success and achieving critical scale are substantially higher. While the total number of mobile games is in thousands, only a relatively small fraction of those reach the scale that allows them to sustainably compete on a global level. According to data.ai, in 2024 there were less then 100 games with global annual consumer spend over $100 million, therefore, a significantly limited number having a scale comparable to ours.

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

2020	U.S. share became the largest and exceeded one-third of the Nexters Global’s revenue, while the total install base reached almost 100 million players.
2021	The Company officially released two new casual games, Chibi Island, a new farm and adventure game and Island Questaway.

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

2024

In April 2024, the Company launched its first Steam (the largest PC digital distribution platform) game – Pixel Gun 3D. On debut the game entered the Top 20 most sold and Top 50 most played games. The peak concurrent Steam users count reached 25,000 players on the first day of release.

Our Strengths

Portfolio of strong-performing games on mobile and desktop platforms with a leading blockbuster mid-core RPG title, Hero Wars.

Our core product offering, Hero Wars, offers a suite of games across mobile, social and web-based platforms and has, since its launch in 2016, evolved into a well-recognized global gaming franchise in the RPG genre, with 6.0 million MAUs across more than 70 countries in 2024. In 2024, Hero Wars was ranked the 2nd most downloaded game in the RPG genre on Android and iOS, combined, according to data provided by AppMagic. We are one of the top ten independent game developers in Europe (excluding developers owned and controlled by other companies active in the gaming market) based on in-game purchases in 2024, net of platform fees, according to data provided by data.ai. In 2023, Hero Wars ranked 7th on Android and 6th on iOS according to data provided by AppMagic. In 2021, we soft launched Island Questaway (which we globally released under its new title, Island Hoppers, in 2023) and in 2022, we acquired Pixel Gun 3D, thus diversifying the genres of games offered to our players and bringing with them a nonoverlapping target audience, art style and monetization models.

While games we offer on mobile represent the core part of our franchise, we offer a suite of games on both mobile and desktop, which allows us to reduce risk of over-dependence on a single platform. The desktop versions of our games enable us to access a wider audience and expand our addressable market. In 2024, 60% of our Bookings were attributable to mobile and 40% to desktop, compared to 62% mobile and 38% desktop in 2023.

We believe that the positioning of our games enables us both to enhance content offerings inside the main products as well as to grow into different genres and potentially add adjacent markets such as, among other things, multimedia and merchandise.

Highly diversified global user and revenue base underpinning the quality of earnings.

We have developed a highly diversified customer base and proven ability to adapt and localize our games across regions and countries. Originally launched in Russian, Hero Wars is currently available in thirteen languages and in more than 70 countries across the world, including major markets such as the United States, the European Union, Japan and South Korea. Developed markets account for the majority of our revenue base, with the United States accounting for 34% of our revenue in 2024 while Europe and Asia accounting for 30% and 22%, respectively, in the same period. In the year ended December 31, 2023, the United States accounted for 35% of our revenue, with Europe and Asia accounting for 25% and 24%, respectively. Such diversification further serves as a protection against currency fluctuations, as well as any adverse country-specific events in terms of consumer behavior, local regulations, access to social networks, and other factors. Our multi-language capabilities, technological edge and proven success across multiple jurisdictions serves as a strong foundation for further expansion in other major markets where we are currently not or underrepresented.

In 2022, we diversified our game offerings into new genres, casual and first-person shooter, and plan to further expand gameplays within our current products as well as work towards new game offerings.

Superior data-driven user acquisition, engagement, and monetization.

Over the last few years, our marketing and user acquisition strategy allowed us to significantly increase our user base and Bookings. As of December 31, 2024, we had a marketing team of approximately 97 professionals (including creative, marketing analytics, user acquisition, and marketing growth) and pursue broad user acquisition strategy across multiple channels, platforms, and social networks (such as YouTube and Facebook) utilizing proprietary user acquisition technology and data-driven decision-making that focuses on getting players directly into the game. We primarily target potential active users and payers with a breakeven period of not more than two years from install. We believe that we have been particularly successful in identifying and attracting a core base of frequent payers in the game who generate superior revenue flow and form loyal and predictable cohorts.

Continuous improvements in game content and focus on customer engagement has allowed us to monetize on the popularity of our games and achieve attractive key performance metrics. In particular, between 2018 and 2021, we achieved thirteen times’ growth in Bookings and as of December 31, 2024, our cumulative all time Bookings crossed the $2.0 billion mark. We benefit from predictable cohorts and a loyal base of core players, which supports our ability to sustain our monetization per user. In the year ended December 31, 2024, cohorts from previous periods accounted for 66.7% of our Bookings for our core product, Hero Wars.

Technology platform built to scale, fueling our content development strategy.

Since our formation over a decade ago, we have developed a sizeable built-to-scale platform, enabling us to streamline content development and offering a value-enhancing opportunity for boosting content offerings in current games as well as creating new content for potential new games. As of December 31, 2024, we had a team of approximately 361 experienced developers and data scientists (including artists and game designers) as well as approximately 53 specialists covering in-game social network and customer support. We incorporate data-driven decision-making into our entire game development process and use proprietary predictive models to assess the likelihood of success of new product launches and allocate our production team resources to focus on building features to improve the return on our investment in our games. Our strong analytics team is one of the key service functions in the company that not only helps us to determine new opportunities for growth and provides predictions for efficient marketing but also plays an important role in establishing key performance indicators and ultimately allows us to make data-informed decisions. Unlike some of our peers who focus exclusively on mobile segment of the market, our multi-platform capabilities allow us to reach out to a broader target audience and offer a more diversified and sophisticated gaming experience as well as supports ongoing innovation and improvement of game content.

Strong potential for profitability and cash flow generation

Our financially sound and cash generative business model has enabled us to achieve sustainable self-funded growth without attracting material external financing since our inception. In particular, between 2018 and 2021, we achieved thirteen times growth in Bookings, with our cumulative all time Bookings having crossed the $2.0 billion mark as of December 31, 2024. For the year ended December 31, 2022 we generated $116.1 million in net cash flows generated from operating activities, though subsequent years, net cash flows from operating activities tapered substantially ($18.0 million in the year ended December 31, 2023 and $28.5 million in the year ended December 31, 2024), driven by substantially increased investments into new players in 2024 and 2023 as compared with 2022, accompanied by a decrease in Bookings. Our core game offering, Hero Wars, had an average of 244 thousand MPUs for the year ended December 31, 2024 and 264 thousand MPUs for the year ended December 31, 2023, generating an average Monthly Payer Conversion of 4.2% and 4.7%, respectively, over the same periods.

Our consistent revenue generation is underpinned by predictable cohorts and a loyal base of core players. As such in 2024, cohorts from previous periods accounted for 66.7% of our Bookings for our core product, Hero Wars, and the ABPPU for all of our game offerings was $92/month. We view Armenia and Kazakhstan as a cost-advantaged locations for our offices due to the relatively low cost of living and the cost effectiveness of running a technology business that employs high-skilled professionals compared to many developed markets such as the United States or the United Kingdom. A combination of global revenue base and relatively low cost base creates significant operating leverage in our business.

Founder-led management team supported by the complementary expertise of core shareholders.

We were founded by Andrey Fadeev who has led our Company from its inception to becoming a top independent mobile game developers in Europe (excluding developers owned and controlled by other companies active in the gaming market), based on in-game purchases net of platform fees for 2024, according to data provided by data.ai. For the years ended December 31, 2024 and 2023, we generated $404.0 million and $421.6 million, respectively, in Bookings. As of December 31, 2024, we had approximately 589 employees among the Group’s companies, with approximately 250 people serving the Group’s companies in various areas on a freelance basis. As a software developer by training, our founder is, among other things, the key architect behind our game development and content strategy. Our core management team has been stable and comprises a diverse team of skillful professionals who have proven to be among the best in the industry through the years. We believe our management’s core competencies are well complemented by the strategic relationship with Bukhman brothers, founders of Playrix (a leading global mobile games developer), who acquired a large minority stake in Nexters Global in 2018 and have been instrumental in our industry-leading expertise.

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

Description of Our Principal Business Activities

We build mobile, web, and social games for millions of players to enjoy globally. We are one of the top independent game developers in Europe (excluding developers owned and controlled by other companies active in the gaming market) based on in-game purchases for 2024, net of platform fees, according to data provided by data.ai. Our portfolio includes three games that we actively manage. Our portfolio includes casual, RPG and FPS (through acquisition of Cubic Games’ Pixel Gun 3D), which are distributed through mobile and web-based platforms and are free to play, generating revenue through in app purchases and advertising. We frequently introduce new features, offers, and content, including quests, rewards, challenges, player vs. player (“PvP”) competitions, customizations, and promotions that enhance the overall player experience.

Game Portfolio

Our core game offering is Hero Wars, which was downloaded 36.9 million times in 2024 on iOS and Android and has an average rating of 4.6 among users. Island Questaway was soft launched in November 2021 and, at the time of its global release in 2023 under its new title, Island Hoppers, had new registered users of 10.4 million. Through our acquisitions in January 2022, we added Pixel Gun 3D and Block City Wars to our portfolio of gaming titles.

As of and for the year ended December 31, 2024, we generated $404 million in Bookings, 90% of which were attributable to Hero Wars and 10% attributable to our other titles.

We plan to further expand gameplays within our current products as well as work on new offerings.

Hero Wars
Genre:	RPG
Launch:	2016
Rating[3]:	4.6/5
DAUs (in thousands)[4]:	791
MAUs (in millions)[5]:	6.0
MPUs (in thousands)[6]:	244
Monthly Payer Conversion[7]:	4.1%
ABPPU[8]:	$117.5/month ($140.4/month from the web platform)

3 Rating for current version in the United States’ Apple App Store and Google Play Store as of December 31, 2024.

4 Determined as of December 31, 2024. For a definition of DAUs, see “Item 5. Operating and Financial Review and Prospects—Key performance metrics—Daily Active Users.”

5 Determined as of December 31, 2024. For a definition of MAUs, see “Item 5. Operating and Financial Review and Prospects—Key performance metrics—Monthly Active Users.”

6 Determined as of December 31, 2024. For a definition of MPUs, see “Item 5. Operating and Financial Review and Prospects—Key performance metrics—Monthly Paying Users.”

7 Determined as of December 31, 2024. For a definition of monthly payer conversion, see “Item 5. Operating and Financial Review and Prospects—Key performance metrics—Monthly Payer Conversion.”

8 Determined as of December 31, 2024. For a definition of ABPPU, see “Item 5. Operating and Financial Review and Prospects—Key performance metrics—Average Bookings Per Paying User.

Launched in 2016, Hero Wars is our blockbuster mid-core multi-platform RPG. It is an adventure game, where players start with a single hero and progress through the game by collecting new heroes, battling enemies, powering up heroes, unlocking skills and training their hero pack. The game allows players to fight epic multiplayer PvP battles against enemies, characters and bosses for power, rewards, or rare items. Players are able to purchase virtual items, including boosts and other items within the game to further their progression and unlock more virtual rewards. In 2024, Hero Wars was in the top 100 grossing worldwide mobile games app, according to data provided by AppMagic. For the year ended December 31, 2024, we generated $28.5 million in net cash flows generated from operating activities, with Hero Wars being the major contributor.

For the year ended December 31, 2024, Hero Wars generated $365 million in Bookings, representing a decline of 4% in comparison to its Bookings in 2023 due to the prolonged overall negative trend in the gaming market in 2022 and 2023 and decline of mobile RPG segment in 2024. The following graphic illustrates the split of our Hero Wars Bookings by geography in 2024.

Other — Includes Bookings not allocated to any specific geography.

By distribution platform for the year ended December 31, 2024, 60% of our Bookings were generated from mobile (representing a 2% decrease in the portion of our total Bookings attributable to mobile compared to the previous year, resulting from a shift towards desktop), 40% from desktop (including social and web) (representing a 2% increase compared to the previous year, resulting from shift towards desktop).

For the year ended December 31, 2024, Hero Wars had DAUs of 791 thousand (representing an increase of 2% over the previous year), with 57% on mobile and 43% on desktop (including social and web), and MAUs of 6.0 million. Hero Wars’ MPUs were 244 thousand for the year ended December 31, 2024, broadly similar to previous year. The ABPPU was $117.5/month for the year ended December 31, 2024, a decrease compared to $120.3/month in 2023.

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

9 Rating for current version in the United States’ Apple App Store and Google Play Store as of December 31, 2024.

Pixel Gun 3D

Genre:First-person shooter

Launch:2013 (iOS); 2014 (Android, Amazon); 2020 (Huawei); 2024 (PC, Steam)

Rating10:4.2/5 on Google Play and 4.8/5 on
the Apple App Store

Acquired in 2022, Pixel Gun 3D is one of the world’s largest mobile first-person shooter by monthly audience with more than 180 million cumulative downloads. Pixel Gun 3D is an online action battle royale game with a large player base. Pixel Gun 3D offers multiple modes in which players pit themselves against real opponents online. In April 2024 the game was launched on Steam, entering on debut the Top 20 most sold and Top 50 most played games.

Block City Wars

Genre:Action, adventure, simulation

Launch:2014 (Android and iOS); 2015 (Amazon)

Rating11:4.0/5 on Google Play and 4.2/5 on
the Apple App Store

10 Rating for current version in the United States’ Apple App Store and Google Play Store as of December 31, 2024.

11 Rating for current version in the United States’ Apple App Store and Google Play Store as of December 31, 2024.

Acquired in 2022, Block City Wars is a legacy title of Cubic Games with more than 50 million cumulative downloads. Block City Wars is a multiplayer shooter, which offers gamers an open world map with the ability to compete with other players, drive cars and choose guns among an arsenal of weapons.

Monetization

Our games are based on the free-to-play monetization model, whereby we generate revenues through in-game purchases (the sale of virtual goods within the game) and in-game advertising. We strive to enhance our games by offering players the option to accelerate their progress and deepen the gaming experience through in-game purchases. As of and for the year ended December 31, 2024, we generated $404.0 million in Bookings, 90% of which were attributable to Hero Wars and 10% attributable to our other titles. As of and for the year ended December 31, 2023, we generated $421.6 million in Bookings, 90% of which were attributable to Hero Wars and 10% attributable to our other titles.

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

Distribution Platforms

We offer our games across mobile, social, and web platforms. For the year ended December 31, 2024, 60% of our Bookings were generated from mobile and 40% from desktop (including social and web-based).

Our mobile gaming offering is split between two operating systems: Apple iOS, with games distributed in the Apple App Store and Google Android, with games distributed mainly in Google Play. We also distribute our offering through social media channels, primarily Facebook. Players discover games within the distribution platforms by searching games using the built-in search tools, browsing the top charts, trending downloads, and various other category lists, and by using other marketplace features. There are also various built-in promotional campaign placements within each marketplace. We strive to maintain good relationships with each marketplace to access this high-visibility promotional inventory. Ultimately, internal decision-making between the marketplace stakeholders determines which games are featured in these placements and the various other promotional categories. In addition to serving as distribution platforms, the online marketplaces offer integrated payment systems that allow users to make recurring in-game purchases, using a reliable trusted infrastructure. As at the date of this Annual Report, the distribution platforms charge us commissions which vary by platform and by country. Our platform commissions were 23% and 25% of revenues earned through in-game purchases for the years ended December 31, 2024 and 2023, respectively.

Our web-based gaming offering is distributed through our own platforms, where we rely on Xsolla, a third-party online payment service provider, to process any payments generated in games accessed through our website.

Technology

We have invested in developing our technology stack to support the growth of our business. We operate on a cloud-based technology platform, which we believe is sufficiently scalable, flexible and stable to handle our scale of operations. Our platform has the ability to handle millions of users accessing our games each month with sufficient levels of performance and reliability. For the years ended December 31, 2024 and December 31, 2023 our average MAU was 11.6 million and 11.4 million, respectively.

Our architecture is designed for high availability and fault tolerance while accommodating the demands of social game play. Despite its design, our architecture can be subject to capacity constraints in the case of unusually high volumes of activities. For example, in April 2024, with the launch of our title Pixel Gun 3D on the PC platform, our servers were unable to handle the unexpected large traffic, causing an outage of its availability. In response to this incident, we upgraded our server infrastructure, significantly increasing its capacity to handle higher volumes of concurrent users. We have developed our architecture to work effectively in a flexible cloud environment that has a high degree of elasticity, providing our developers with standardized tools and technologies that enable collaboration and focus on crafting the games.

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

We develop and produce our own titles using a development process in which a group of creative, production, and technical professionals collaborate. Our new game development is governed by four key stages: prototype, test launch, soft launch, and core game release. Quality assurance personnel are involved throughout the development and production of published content and our games are subject to extensive testing before public release to assure compatibility with appropriate hardware systems and configurations and to minimize the number of bugs and other defects found in the products. We are responsible for the entire development and production process. In addition, we outsource some of the processes to external providers acting under our supervision and control. As of December 31, 2024, we had a team of approximately 361 experienced developers and data scientists (including artists and game designers) as well as approximately 53 specialists covering in-game social network and customer support.

Intellectual Property

We consider our intellectual property rights, including our trademarks, copyrights and trade secrets, to be, in the aggregate, material to our business. We endeavor to protect our investment in our intellectual property by seeking to protect it in the key jurisdictions where we do business. When appropriate, we seek to obtain trademark protection by registering trademarks for the names and designs under which we market and license our games. As of December 31, 2024, we owned 21 trademarks that have been registered or applied for in United States and 32 trademarks that have been registered or applied for in jurisdictions outside of the United States. These trademark registrations include “GDEV,” “Nexters,” “Cubic Games,” “Hero Wars: Alliance,” “Hero Wars: Dominion Era,” “Island Hoppers,” “Pixel Gun 3D” and “Block City Wars,” as well as figurative trademarks of certain of our game characters. We also own registrations for the internet domains for our websites. Additionally, many aspects of our games, including feature elements such as game characters, are subject to copyright protection. Further, we own trade secrets relating to our games and the software and technology that we use to operate those games and our business.

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

We develop tailored monetization and retention strategies for different parts of our users’ lifecycles, including before they become paying users, after they become paying users, and for users who become inactive. We operate a centralized marketing team that performs key marketing and user acquisition functions. As of December 31, 2024, we had approximately 97 marketing employees (including creative, marketing analytics, user acquisition, and marketing growth).

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

The widespread implementation of in-game purchases of virtual items in our industry has resulted in the expanded application of existing laws or regulations and has prompted calls for new laws and regulations to address the perceived problems with these virtual items. Calls for legislation have been fueled by complaints from parents whose children have incurred sizable charges online purchasing virtual items such as “lives” or “power-ups” in order to continue to play or further advance in games advertised as being “free to play.” This may result in legislation affecting how we advertise, operate, and earn revenues within our games.

There has been considerable focus on in-game offers to purchase virtual goods or premiums with real world currency (or with virtual in-game currency that can be purchased with real world currency) for which the player doesn’t know prior to purchase the specific digital goods or premiums they will be receiving (sometimes referred to as loot boxes, crates, or mystery prizes). In some of our games, certain mechanics may be deemed to be loot boxes, including instances where players can receive items from a predetermined list or purchase items (such as chests) on a random basis. In certain academic, political and regulatory discussions, these features have been compared to gambling because users are providing something of value for the chance to win a prize, with a large number of prizes having relatively modest value or utility and fewer having significant value or utility. The U.S. Federal Trade Commission (the “FTC”), held a public workshop on loot boxes in August 2019, and at least one bill has been introduced in the U.S. Senate that would regulate loot boxes in games marketed to minors. Belgium has imposed an effective ban on loot boxes in video games which are purchasable with real world currency, and loot boxes remain under legislative scrutiny in other European jurisdictions, including the Netherlands, Germany, Spain and Finland, and Austrian courts have recently classified the purchase of loot boxes as illegal gambling, and a number of European consumer groups are advocating for tighter restrictions on the use of paid-for loot boxes. In 2023, the European Parliament adopted a report calling on the European Commission to enhance controls on loot boxes. In the UK, following a two-year inquiry and UK government calls for the industry to self-regulate more effectively, the Association for UK Interactive Entertainment (the “UKIE”) recommended to industry 11 principles that aim to restrict access to loot boxes for players under the age of 18 and provide players with transparent information via targeted public information campaigns. China has applied stringent requirements and limitations on online game operations and has been developing and tightening the regulations on the offering of loot boxes in recent years, including, among other things, that loot boxes cannot be acquired with direct investment of real money or virtual currency, that all items available in loot boxes must be obtainable through other means or be provided with items of the same features obtainable through other means, and the odds of winning must be published. Japan has implemented a self-regulatory approach to loot boxes. In September 2023, Australia enacted legislation, effective from September 2024, requiring any computer games released in Australia that feature in-game purchases linked to elements of chance, including paid loot boxes, to be automatically rated “R18+”, legally restricting their availability only to players who are over the age of 18. The outcome of many of these initiatives is not yet known, but we anticipate there may be legislation forthcoming in at least some of these jurisdictions that could affect how we offer these features. See “Risk Factors—Risks Related to the Company’s Business and Operations—Changes to digital platforms’ rules, including those relating to “loot boxes,” or the potential adoption of regulations or legislation impacting loot boxes, could require us to make changes to some of our games’ economies or design, which could negatively impact the monetization of these games, thereby reducing our revenues.”

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

For example, in the United States, a number of state-level data privacy laws have or will soon go into effect that introduce new data privacy rights for consumers and new operational requirements for companies. For instance, the California Consumer Privacy Act (“CCPA”) provides data privacy rights for California residents and operational requirements for covered companies. Among other things, companies covered by the CCPA must provide new disclosures to California residents and afford such residents certain privacy rights relating to their personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. In addition, the California Privacy Rights Act (“CPRA”), which took effect in January 2023, expanded the data privacy rights granted under the CCPA, created a new enforcement agency, the California Privacy Protection Agency, and imposed additional obligations on covered companies. On April 2, 2024, the California Privacy Protection Agency's Enforcement Division issued its first enforcement advisory, “Applying Data Minimization to Consumer Requests”, that emphasized the importance of data minimization obligations upon businesses under the CCPA.

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

In 2024, the progression of state privacy laws in the United States continued: new privacy laws in Florida (Florida Digital Bill of Rights, “FDBR”), Texas (Texas Data Privacy and Security Act, “TDPSA”), Oregon (Oregon Consumer Privacy Act, “OCPA”) became effective July 1, 2024, and Montana (Montana Consumer Data Privacy Act, “MCDPA”), took effect on October 1, 2024, share common principles such as data minimization, purpose limitation, and confidentiality.

This trend is expected to continue into 2025, with five new privacy laws already in effect and three more scheduled to take effect later in the year, thereby increasing the complexity of compliance for businesses. Effective January 1, 2025, the Delaware Personal Data Privacy Act (“DPDPA”), the Iowa Consumer Data Protection Act (“IACDPA”), Nebraska Data Privacy Act (“NDPA”), New Hampshire Privacy Act (“NHPA”) and New Jersey Data Privacy Law (“NJDPL”), provide a variety of individual consumer rights. Privacy laws in Tennessee, Minnesota and Maryland are scheduled to become effective later in 2025, further expanding the landscape of state-level data privacy regulations.

In addition to the CCPA, the VCDPA, CPA, CTDPA, UCPA, FDBR, TDPSA, OCPA, MCDPA, DPDPA, IACDPA, NDPA, NHPA and NJDPL (collectively, the “U.S. state privacy laws”) provide for civil penalties for violations that are enforceable by the Attorney General of its respective state, which could range into the millions of dollars. More generally, the enactment of the U.S. state privacy laws marked a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

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

We are also subject to the EU General Data Protection Regulation 2016/679 (the “GDPR”) in the European Economic Area (the “EEA”), and, following the withdrawal of the United Kingdom from the European Union, we have had to comply with the GDPR as implemented in the United Kingdom, which together with the amended United Kingdom Data Protection Act 2018 (together, the “UK GDPR”), retains in large part the GDPR in United Kingdom national law. The GDPR and the UK GDPR (collectively, the “Applicable UK/EU Data Protection Laws”) impose comprehensive data privacy compliance obligations on controllers and processors of personal data in the EEA and the United Kingdom, including, for example, specific standards for obtaining consent from individuals to process their personal data, robust disclosures to individuals and a comprehensive individual data rights regime, and defined timelines for data breach notifications. The Applicable UK/EU Data Protection Laws create compliance obligations applicable to our business and some of our players, which can be uncertain given rapidly developing guidance and case law, and could change our business practices, expose us to significant reputational damage, regulatory enforcement actions or assessment notices (for a compulsory audit), orders to cease/change our data processing activities, and/or civil lawsuits (including class action or similar representative lawsuits) by consumers or consumer organizations, amongst others, for alleged breach of data protection laws, and we could be subject to enforcement actions under each of the EEA and UK regimes for the same breach. The Applicable UK/EU Data Protection Laws include financial penalties for noncompliance including possible fines of up to the greater of 4% of global annual revenues for the preceding financial year or €20 million, or £17.5 million in the United Kingdom, for the most serious violations. Many geographies in which we operate, including Australia, Brazil, Canada and India, have passed or are in the process of passing comparable or other robust data privacy legislation or regulation, which may lead to additional costs and increase our overall risk exposure.

We are also subject to EU and UK rules with respect to cross-border transfers of personal data out of the EEA and the UK, respectively, and recent legal developments and guidance have created complexity and uncertainty regarding such transfers to other countries, in particular in relation to transfers to the United States. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could suffer additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; we may have to implement alternative data transfer mechanisms under the GDPR and/or take additional compliance and operational measures; and/or it could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition. There can be no assurances that we will be successful in our efforts to comply with the GDPR or other privacy and data protection laws and regulations, or that violations will not occur, particularly given the complexity of both these laws and our business, as well as the uncertainties that accompany new laws.

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

In the EU, the Artificial Intelligence Act (“EU AI Act”), establishing a comprehensive, risk-based framework for artificial intelligence (“AI”) governance within the EU market, entered into force on August 1, 2024, and the majority of its provisions are scheduled to come into force on August 2, 2026. The EU AI Act imposes requirements on companies that develop, use, or provide AI in the EU, including obligations related to transparency, risk assessments, human oversight, security, and accuracy. The EU AI Act introduces fines for non-compliance of up to 7% of worldwide annual turnover. In the United States, the regulatory approach to AI has been more decentralized. However, recent developments indicate a shift towards increased oversight. In January 2025, the Biden administration announced new rules restricting the export of advanced AI chips and imposing additional licensing requirements for AI technology to over 120 countries, aiming to secure a trusted technology ecosystem and protect national security. Globally, various countries are introducing or enhancing AI regulations. For instance, in 2024, the European Parliament approved a set of legally binding rules to govern AI risks, marking the most comprehensive regulations produced to date.

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

As of the date of this Annual Report, we lease six offices, three located in Cyprus, two in Armenia and one (currently vacant) in the UAE. We believe our existing facilities are sufficient for our current needs. We may add new facilities and expand our existing facilities as we add employees and expand into new locations. We believe suitable additional space will be available as needed to accommodate our needs.

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

Overview

We build mobile, web and social games for millions of players to enjoy globally. We are one of the top independent mobile game developers in Europe (excluding developers owned and controlled by other companies active in the gaming market) based on in-game purchases in 2024, net of platform fees, according to data provided by data.ai. Our games are free to play, and we continuously innovate our games to provide novel, curated in-game content to our users at optimal points in their game journeys.

Our core product offering, Hero Wars, offers a suite of games across mobile, social and web-based platforms and has, since its launch in 2016, evolved into a well-recognized global gaming franchise in the RPG genre, with 6.0 million MAUs across more than 70 countries in 2024. In 2024, Hero Wars ranked 2nd most downloaded game in the RPG genre combined on Android and iOS according to data provided by AppMagic.

Continuous improvements in game content and focus on customer engagement has allowed us to monetize on the popularity of our games and achieve attractive key performance metrics. In particular as of December 31, 2024, Hero Wars cumulative all time Bookings crossed the $2.0 billion mark. We benefit from predictable cohorts and a loyal base of core players, which supports our ability to sustain our monetization per user. In the year ended December 31, 2024, cohorts from previous periods accounted for 66.7% of our Bookings for our core product, Hero Wars.

Since our formation over a decade ago, we have developed a sizable built-to-scale platform, enabling us to streamline content development and offering a value-enhancing opportunity for our new and existing games. In 2022, we entered into agreements to acquire four separate gaming studios to expand our portfolio of midcore games, enlarge our player base and expand into new genres. We plan to further expand gameplays within our current products as well as work towards new game offerings.

Our headquarters are in Cyprus. As of December 31, 2024, we had 589 employees. Our revenue for the years ended December 31, 2024 and 2023 was $420.9 million and $464.5 million, respectively, and our Bookings12 for the same periods were $404.0 million and $421.6 million, respectively. We recorded net cash flows generated from operating activities of $28.5 million and $18.0 million for the years ended December 31, 2024 and 2023, respectively. Our total comprehensive income net of tax for the years ended December 31, 2024 and 2023 was $26.2 million and $48.0 million, respectively.

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

In 2024 Bookings amounted to $404.0 million compared to $421.6 million in 2023. The share of advertisement sales as a percentage of total Bookings in 2024 decreased slightly to 6.7% compared to 7.2% in 2023, or by 0.5 percentage points.

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

Daily Active Users (in thousands)

We attribute the overall decrease in our DAUs in 2024 (particular in the second half of the year, which is traditionally weaker due to the seasonality of our business (see “—Seasonality” below)), to the overall downward trend in the online gaming market since 2022.

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

Monthly Active Users (in thousands)

We attribute the increase in MAUs in the first half of 2024 compared to the first half of 2023 to successful user acquisition and marketing activities. We attribute the decline in MAUs in the second half of 2024 compared to the first half of 2023 to the seasonality of our business, amplified by the downward overall trend in the mobile gaming sector.

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

Average Monthly Paying Users (in thousands)

A decrease in MPUs during 2024 is attributed to decrease in marketing expenses due to a shift in user acquisition strategy focused on enhancing efficiency.

Monthly Payer Conversion

We define Monthly Payer Conversion as the total number of MPUs, divided by the number of MAUs. We believe that Monthly Payer Conversion is a useful metric to describe the monetization of our users.

Monthly Payer Conversion

	H1 2023	H2 2023	H1 2024	H2 2024
Monthly Payer Conversion	3.3%	3.3%	3.0%	2.9%

Average Bookings Per Paying User

We define Average Bookings Per Paying User, or ABPPU, as our total Bookings attributable to in-game purchases in a given period, divided by the number of months in that period, divided by the average number of MPUs during the period. We believe that ABPPU is a useful metric to describe monetization.

ABPPU (in $/month)

The increase in ABPPU in 2024 was due to the greater decline in MPUs in 2024 in comparison to the decline in Booking in 2024, which we attribute to a shift in our user acquisition strategy to enhance efficiency by focusing on a smaller, more targeted audience that possesses characteristics that we deem to be linked to higher-paying opportunities.

Key Factors Affecting Our Business

There are a number of factors that affect the performance of our business, and the comparability of our results from period to period, including:

●	Conversion of players into paying users and ongoing monetization. While our games are free-to-play, we generate a substantial majority of our revenues from players’ purchases of in-game virtual items. Revenues from in-game purchases accounted for 93.6% and 93.5% of revenues in the years ended December 31, 2024 and 2023, respectively. Our financial performance is dependent, in part, on our ability to convert more active players into paying players and to grow or maintain user spend over the long term. These two strategies may not always be successfully implemented simultaneously. Therefore, we may, during certain periods of time, concentrate more on increasing the number of paying users, while allocating more of our resources to increasing average spend per user during other periods (such as our strategy in 2024) depending on a number of external and internal factors. In the year ended December 31, 2024, our average Monthly Payer Conversion was 2.9%, reflecting a decrease from 3.3% in the prior year. Our players’ willingness to consistently make in-game purchases is impacted by our ability to deliver engaging content and personalized user experiences, which we assess based on historical data analysis and series of A/B tests.
●	Release of new content, offers, and features. Our revenue growth has been driven by improving the content, offers, and features in our existing games. In order to enhance the content, offers, and features in our existing games, we must invest a significant amount of our technological and creative resources, ensuring that we support a consistent cadence of novel content creation that drives conversion and continued monetization. These expenditures generally occur months in advance of the release of new content.
●	Successfully acquiring new users and retaining our new and existing users. Establishing and maintaining a loyal network of users and paying users is vital for our business. In order to grow our user network, we incur marketing expenses across various user acquisition channels and maintain a substantial focus on content development for our existing games to attract, engage and retain users. During the year ended December 31, 2024, we had 1,381 thousand average DAUs, representing a decrease of 50 thousand average DAUs compared to the prior year. We developed a comprehensive data driven approach towards marketing and user acquisition, which, we believe, helps us to acquire new users in an efficient way. We intend to continue to seek new opportunities to enhance and refine marketing efforts to acquire new users, including further refining our data driven approach and identifying potential technologies and channels to enhance our marketing and advertising capabilities.

General Economic Conditions

Our games may be sensitive to general economic conditions and economic cycles. Difficult economic conditions in the markets in which we compete or seek to expand, such as decreases in per capita income and level of disposable income driven by increases in inflation, energy costs, income (and other) taxes and the cost of living, increased and prolonged unemployment or a decline in consumer confidence, in each case, as a result of worldwide or regional recession, the Russia-Ukraine conflict or other geopolitical tension, political instability or other country-specific factors, or uncertainty about economic stability, including as a result of the implementation of tariffs under the Trump administration and retaliatory tariffs by the targeted countries, could negatively affect the demand for our games and therefore have a material adverse effect on our Bookings or results of operations.

In 2022, the worldwide gaming revenue experienced its first year-over-year decline in a decade, according to Newzoo. The downward trend continued into 2023, with a further $0.5 billion decline in revenues compared to 2022. However, in 2024, the mobile gaming sector showed signs of recovery, with in-app purchase (IAP) revenue growing by 4% year-over-year, reaching $80.9 billion globally, according to Sensor Tower.

While the easing of COVID-19 restrictions contributed to the initial market contraction in 2022, as consumer spending on online games normalized, other factors have also played a role in shaping the gaming landscape. Economic conditions, particularly inflation, continued to impact consumer disposable income, making monetization increasingly challenging. Additionally, user acquisition costs have risen due to greater competition and evolving privacy regulations, adding complexity to player targeting.

The RPG genre specifically faced a significant slowdown in 2024, with its revenue declining compared to previous years. The mobile RPG genre IAP revenue declined by 17.3% in 2024 compared to 2023 according to Sensor Tower. While RPGs remained one of the highest-grossing categories, mid-core and hardcore RPG titles struggled to attract new players, and existing user spending showed signs of saturation.

In line with these broader market trends, the Company's Bookings declined by 6% year-over-year in 2023 followed by a further 4% decline in 2024. Meanwhile, Monthly Paying Users (MPUs) for Hero Wars remained stable in 2023 compared to 2022 and decreased by 8% in 2024 compared to 2023 mostly attributable to a decrease in marketing expenses due to a shift in user acquisition strategy to enhance efficiency by focusing on a smaller, more targeted audience possessing characteristics that we deem to be linked to higher-paying opportunities.

COVID-19

The COVID-19 pandemic significantly impacted global economies and daily life over the past several years, particularly due to quarantine and stay-at-home mandates imposed by governments worldwide. While the World Health Organization (WHO) declared an end to COVID-19 as a global health emergency in May 2023, the virus remains in circulation with new variants continuing to emerge. As of December 2024, WHO is monitoring seven SARS-CoV-2 variants. Surveillance data indicate a decrease in reported cases and deaths globally, but wastewater analysis suggests the virus's true circulation is significantly higher than identified cases.

The long-term effects of the pandemic on consumer behavior, particularly in digital entertainment and gaming, are still unfolding. In 2020 and 2021, we observed a positive correlation between our Bookings and daily active users (DAUs) due to increased screen time during lockdowns. However, with the relaxation of restrictions, the gaming industry has faced a decline in Bookings, consistent with broader industry trends. Our Bookings decreased by 4% in 2024 compared to 2023, following a 6% decline in 2023 versus 2022. This aligns with industry-wide patterns, where gaming revenue growth has slowed while non-gaming app revenue has accelerated.

Despite this downturn, mobile gaming has shown resilience, with a 4% year-over-year increase in in-app purchase (IAP) revenue in 2024, driven by strong engagement in Strategy, Puzzle, and Action games according to the State of Mobile 2025 report by Sensor Tower . This suggests that while overall player engagement may fluctuate, high-quality and immersive gaming experiences continue to drive consumer spending.

As marketing investments stabilize to pre-pandemic levels, further declines in user activity or spending remain a risk. Additionally, the potential for renewed restrictions due to emerging COVID-19 variants or other health crises could introduce uncertainty in user behavior and spending patterns. While historical data suggest a temporary increase in gaming activity during lockdowns, future outcomes remain unpredictable.

The economic consequences of the pandemic, including inflationary pressures, global recessions, and shifts in consumer spending habits, continue to impact digital entertainment markets. While some mobile categories—such as AI-powered applications and digital subscriptions—have thrived post-pandemic, gaming revenue growth has been outpaced by non-gaming app spending.

We will continue to monitor these trends and adapt our strategy accordingly to navigate the evolving digital landscape. We cannot predict the potential longer-term impacts of the COVID-19 pandemic on our business or operations, and there is no guarantee that any near-term trends will continue. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Company’s Business and Operations—We are subject to risks related to pandemics, such as the COVID-19 pandemic, and similar health epidemics and contagious disease outbreaks, which could significantly disrupt our operations and adversely affect our business, results of operations, cash flows or financial condition” for more information.

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

Russian Geopolitical and Economic Risks

As a result of the military actions in Ukraine, a number of governments, including those of the United States, United Kingdom and European Union, have imposed unprecedented sanctions on specified persons and entities in Russia. While the situation remains highly fluid and additional sanctions are possible, neither we, nor any of our subsidiaries are currently subject to any sanctions that have been imposed. Nevertheless, as result of the ongoing conflict in Ukraine, many U.S. and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, tech, travel and logistics, manufacturing and others, have indefinitely suspended their operations and paused all commercial activities in Russia and Belarus. For example, Apple and Google, two of the primary platforms that distribute our games, have suspended their respective digital wallet and mobile payment services, Apple Pay and Google Pay, in relation to credit cards issued by Russian financial institutions that are the subject of sanctions. Players who access our games via these platforms in Russia may therefore be disconnected from the primary means to make in-game purchases. Based on our current geographical distribution of Bookings, management believes that the latest geopolitical developments will have certain residual negative effects on the Company’s future financial performance, limited to the share of Bookings deriving from the markets of the former Soviet Union (FSU), which stood at 7% of our total for 2024 and which, as a percentage of our total Bookings, has been declining over the past few years. The exact effects cannot currently be reliably estimated due to the constantly changing environment.

Additionally, the Company has incurred additional expenses as a consequence of the Russian military conflict in Ukraine. For example, in 2022 we incurred costs related to the relocation of critical personnel from Russia, Ukraine and Belarus to Cyprus, Armenia, Kazakhstan and certain other “safe-harbor” countries. Furthermore, prior to the disposition of our Russian-based subsidiaries, we supplemented the compensation paid to our employees located in Russia with additional amounts designed to safeguard these employees against the devaluation of the Russian Ruble and high inflation of consumer prices in Russia that was seen since March of 2022. Although we have completed the relocation program in 2023 and did not incur relocation expenses since 2022, we observed an increase in labor costs per employee which we began incurring in 2022, resulting from our policy of providing salary increases and various compensations on an ongoing basis to our employees to support them during the relocation process and to assist them with settling in their new locations, to continue on an ongoing basis.

Recent Changes in Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 (Basis of presentation—Changes in accounting policies) to our audited consolidated financial statements for the fiscal year ended December 31, 2024, included elsewhere in this Annual Report.

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

There are two different kinds of in-game purchases in our games: consumables and durables. Consumables benefit the user immediately, while benefits from durables last over a certain period of time, which can be substantial. Consumable in-game purchases satisfy the performance obligation “at a point in time”. Durable in-game purchases revenue is recognized “over time” (i.e., across the user lifetime, lifetime of a game or any other approximations of the lifetime of a durable item as the case may be). Following industry practice, we present in-game revenue on a gross basis. Revenue share to web and mobile platforms such as Apple, Google, Facebook and Huawei is presented as platform commissions fees.

For more information regarding our revenue recognition practices in respect of in-game purchases, see Note 4 (Accounting judgments, estimates and assumptions—Revenue recognition) and Note 25 (Deferred revenue and deferred platform commission fees) to our audited consolidated financial statements for the fiscal year ended December 31, 2024, included elsewhere in this Annual Report.

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

Platform commissions

Platform commissions consist of commissions charged by platforms which we use to distribute our games. Platform providers (such as Apple, Meta (formerly Facebook), Google and Huawei) charge a transactional payment processing fee to accept payments from our players for the purchase of in-game virtual goods. Payment processing fees and other related expenses for in-app purchases made through platforms differ from country to country and from platform to platform, and change over time. We generally expect platform commissions to fluctuate in line with in-game purchases revenues.

Game operation cost

Game operation cost consists mainly of employee benefit expenses of employees performing this function, licensing fees, technical support services provided by third parties, and depreciation and amortization13 related to these expenses. These costs primarily relate to the maintenance and upgrades of the Company’s software applications. Employee benefit expenses consist of wages, salaries, bonuses, benefits, and other compensation including share based compensation as well as employer-paid payroll taxes depending on salaries.

Other operating income

Other operating income relates to income associated with non-core activities of the group.

Selling and marketing expenses

Selling and marketing expenses consists of costs related to advertising, user acquisition, employee benefit expenses for employees performing these functions and depreciation and amortization associated with these expenses13 We plan to continue to invest in sales and marketing to acquire and retain our users. However, sales and marketing expenses may fluctuate as a percentage of revenues depending on the timing and efficiency of our marketing efforts. Employee benefit expenses consist of wages, salaries, bonuses, benefits, and other compensation including share based compensation as well as employer-paid payroll taxes depending on salaries.

General and administrative expenses

General and administrative expenses comprise employee benefits expenses, professional fees, loss on sale of subsidiaries, insurance liability expenses, other operating expenses and depreciation and amortization related to these expenses13. Employee benefits expenses consist of wages, salaries, bonuses, benefits, and other compensation including share based compensation as well as employer-paid payroll taxes depending on salaries. Professional fees represent primarily audit expenses, legal consulting fees and other consulting and similar services. Other operating expenses mainly consist of office rent and miscellaneous sundry expenses.

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

13 In accordance with IAS 1, the Company allocates depreciation and amortization expenses by function rather than reporting cumulative depreciation and amortization relating to game operation costs, selling and marketing expenses and general and administrative expenses under a single, separate line item of its consolidated statements of profit or loss and other comprehensive income. Prior year periods have been reclassified accordingly. See Note 4 (Accounting judgments, estimates and assumptions—Reclassifications to Prior Period Financial Statements and Adjustments) to our audited consolidated financial statements for the fiscal year ended December 31, 2024, included elsewhere in this Annual Report.

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

The tax treatment of interest received by a Cyprus company depends on the nature of the activities of the company receiving the interest and is in practice classified as active (trading) or passive (non-trading) income. Passive interest income is exempt from (Corporate) Income Tax, but the whole gross interest income is subject to Special Contribution for the Defence of the Republic (“SDC”) at the rate of 17% (the rate was 30% up to December 31, 2023) subject to certain exemptions. Dividend income received by a Cyprus company from abroad is exempt from Cyprus (Corporate) Income Tax to the extent that this income is not tax deductible by the paying company, but may be taxable under SDC at the rate of 17%, subject to certain participation exemption rules.

The payment of dividends to non-Cyprus tax resident shareholders (companies or individuals) or tax resident individuals who are not Cyprus domiciled is exempt from taxation in Cyprus. On December 9, 2021, the Cyprus Parliament passed into law a bill that aims to strengthen the Cyprus tax framework for the prevention of tax abuse. Effective as from December 31, 2022, withholding taxes at the rate of 17% were introduced on dividend payments to companies in jurisdictions included in the EU Blacklist of non-cooperative jurisdictions (“EU Blacklist”) at the rate of 17% if those companies are:

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

In October of 2016, Cyprus passed new IP provisions (the “Cyprus new IP Regime”), which are in line with the OECD “modified nexus approach.” While the range of qualifying assets and categories of expenditure qualifying for relief under the Cyprus new IP Regime are more restrictive than the former regime (for example, trademarks and marketing intangibles are excluded from qualifying assets, whilst development expenses incurred with related parties are used in the nexus fraction to restrict the portion of taxable profit subject to deemed expense deduction)), the Cyprus new IP Regime also allows for an 80% deemed expense deduction which is applied on the overall profit derived from qualifying IP.

In July 2020, amendments were also voted into the Income Tax Law regarding the tax treatment of intangible assets. In accordance with these amendments, as from January 1, 2020, upon disposal of an intangible asset, the obligation to prepare a balancing statement is abolished, meaning that any cumulative depreciation claimed over the useful life of the asset should no longer be clawed back and taxed in the year of disposal. Therefore, any gain of a capital nature realized upon the disposal of such assets is exempt from tax. In addition, as from January 1, 2020, any capital allowances that have not been claimed for an intangible asset in a particular tax year can now be claimed over the remaining useful life of the asset. In such a case, any deduction not claimed in a year can be carried forward and be used in the following years. In July 2022, a further amendment was introduced for the expenditure incurred for scientific research and R&D activities. According to this amendment, for any such expenditure incurred during the years 2022, 2023, and 2024, an additional allowance is granted equal to 20% of the expenditure incurred. This additional allowance cannot be claimed in parallel with Cyprus new IP Regime. Also, a person may elect, for each tax year, to waive claiming it, in whole or in part.

Tax losses may be carried forward for five years. Group companies may deduct losses against profits arising during the same tax year. As at December 31, 2024, the Group did not recognize a deferred tax asset of $21,000 resulting from the tax losses carried forward from the periods preceding the 2024 taxable year due to the uncertainties regarding the Group’s ability to use the losses carried forward against the taxable profits in the future. The carried forward tax losses available to the Group mainly expire in 2026.

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

	Year ended
	December 31,
	2024	2023	2022

	(US$ in thousands)
Revenue	420,933	464,549	479,688
Costs and expenses
Cost of revenue:
Platform commissions	(91,272)	(109,020)	(129,623)
Game operation cost	(50,746)	(55,594)	(47,360)
Other operating income	2,232	2,053	1,327
Selling and marketing expenses	(209,092)	(226,262)	(153,188)
General and administrative expenses	(31,536)	(31,445)	(39,183)
Goodwill and investments in equity accounted associates’ impairment	—	—	(62,828)
Impairment loss on trade and loan receivables and change in fair value of loans receivable	(22)	(5,919)	(29,987)
Total costs and expenses	(380,436)	(426,187)	(460,842)
Profit/(loss) from operations	40,497	38,362	18,847
Finance income	3,715	5,248	1,868
Finance expenses	(7,558)	(4,047)	(2,191)
Change in fair value of share warrant obligations and other financial instruments	913	10,946	2,767
Share of loss of equity-accounted associates	(7,524)	(515)	(10,121)
Profit/(loss) before income tax	30,043	49,994	11,170
Income tax expense	(4,509)	(3,879)	(3,760)
Profit/(loss) for the year, net of tax	25,534	46,115	7,410
Attributable to equity holders of the Company	25,534	46,115	7,303
Attributable to non-controlling interest	—	—	107
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss	686	1,837	3,338
Foreign currency translation difference	747	1,650	3,456
Other	(61)	187	(118)
Total comprehensive income/(loss) for the year, net of tax	26,220	47,952	10,748
Attributable to equity holders of the Company	26,220	47,952	10,641
Attributable to non-controlling interest	—	—	107

Non-financial performance metrics

	Year ended
	December 31,
	2024	2023	2022

Bookings (US$ in thousands)(1)	403,995	421,632	449,446
DAUs (in thousands)(2)	1,381	1,431	1,186
MAUs (in millions) (3)	11.6	11.4	7.6
MPUs (in thousands)(4)	342	377	335
Monthly Payer Conversion(5)	2.9%	3.3%	4.4%
ABPPU (US$)(6)	92	86	107
(1)	The Company defines Bookings as sales contracts generated from in-game purchases and advertising in a given period.
(2)	The Company defines Daily Active Users, or DAUs, as the number of individuals who played one of its games during a particular day.
(3)	The Company define Monthly Active Users, or MAUs, as the number of individuals who played a particular game in a calendar month.
(4)	The Company defines Monthly Paying Users, or MPUs, as the number of individuals who made a purchase of a virtual item at least once on a particular platform in a calendar month.
(5)	The Company defines Monthly Payer Conversion as the total number of MPUs, divided by the number of MAUs.
(6)

The Company defines Average Bookings Per Paying User, or ABPPU, as its total Bookings attributable to in-game purchases in a given period, divided by the number of months in that period, divided by the average number of MPUs during the period.

Comparison of the year ended December 31, 2024 versus the year ended December 31, 2023

	Year ended December 31,		Variance
	2024	2023	(US$in

	(US$in thousands)		thousands)	(%)
Revenue	420,933	464,549	(43,616)	(9)%
Costs and expenses amortization
Cost of revenue:
Platform commissions	(91,272)	(109,020)	17,748	(16)%
Game operation cost	(50,746)	(55,594)	4,848	(9)%
Other operating income	2,232	2,053	179	9%
Selling and marketing expenses	(209,092)	(226,262)	17,170	(8)%
General and administrative expenses	(31,536)	(31,445)	(91)	—%
Impairment loss on trade and loan receivables and change in the fair value of loans receivable	(22)	(5,919)	5,897	100%
Total costs and expenses	(380,436)	(426,187)	45,751	(11)%
Profit/(loss) from operations	40,497	38,362	(2,135)	(6)%
Finance income	3,715	5,248	(1,533)	(29)%
Finance expenses	(7,558)	(4,047)	(3,511)	87%
Change in fair value of share warrant obligations and other financial instruments	913	10,946	(10,033)	(92)%
Share of loss of equity-accounted associates	(7,524)	(515)	(7,009)	N/M
Profit/(loss) before income tax	30,043	49,994	(19,951)	(40)%
Income tax expense	(4,509)	(3,879)	(630)	16%
Profit/(loss) for the year, net of tax	25,534	46,115	(20,581)	(45)%
Attributable to equity holders of the Company	25,534	46,115	(20,581)	(45)%
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss	686	1,837	(1,151)	(63)%
Foreign currency translation difference	747	1,650	(903)	(55)%
Other	(61)	187	(248)	N/M
Total comprehensive income/(loss) for the year, net of tax	26,220	47,952	(21,732)	(45)%
Attributable to equity holders of the Company	26,220	47,952	(21,732)	(45)%

N/M – not meaningful

Revenue

	Year ended December 31,		Variance
	2024	2023	(US$in

Revenue by type:	(US$in thousands)		thousands)	(%)
In-game purchases	393,854	434,326	(40,472)	(9)%
Advertising	27,017	30,223	(3,206)	(11)%
Licensing	62	—	62	N/M
Total	420,933	464,549	(43,616)	(9)%
Revenue by geographic location of player:
US	143,031	163,818	(20,787)	(13)%
Europe	126,210	117,183	9,027	8%
Asia	91,872	111,123	(19,251)	(17)%
Other	59,820	72,425	(12,605)	(17)%
Total	420,933	464,549	(43,616)	(9)%

Revenue for the year ended December 31, 2024 decreased by $43.6 million when compared with the same period of 2023. The decrease in revenue was primarily driven by a decrease in the amount of deferred revenue accrued in prior periods there were recognized in 2024, as the Company approaches full utilization of the deferred revenue from the record high Bookings in 2021, amplified by a decrease in Bookings in the amount of $17.6 million for the year ended December 31, 2024 compared with 2023.

Platform commissions

Platform commissions for the year ended December 31, 2024 decreased by $17.7 million compared to 2023. The decrease in platform commissions was primarily due to a 9.3% decrease in revenue generated from in-game purchases for the year ended December 31, 2024 when compared with 2023. The effect was amplified by an increasing portion of revenue derived from our web platform which has overall lower commissions compared to mobile and social networks.

Game operation cost

Game operation costs decreased by $4.8 million, reaching $50.7 million in the year ended December 31, 2024 compared to 2023, driven mostly by a decrease in employee headcount in our office in Armenia as certain expatriates elected to move to alternative locations as these became increasingly more available, with the Company electing to hire necessary replacements in more cost-efficient jurisdictions.

Other operating income

Other operating income remained relatively stable at $2.2 million in the year ended December 31, 2024 compared to $2.1 million for the year ended December 31, 2023. The other operating income mainly consists of a grant received by Nexters Studio Armenia from the Ministry of Digitalization associated with the personal income tax benefit applicable to our employees in the amounts of $1.8 million and $1.3 million for the years ended December 31, 2024 and 2023, respectively.

Selling and marketing expenses

Selling and marketing expenses in the year ended December 31, 2024 decreased by $17.2 million compared to 2023, amounting to $209.1 million. The decrease was attributable to a shift in user acquisition strategy focused on enhancing efficiency in the year ended December 31, 2024 compared with 2023 by focusing on a smaller, more targeted audience.

General and administrative expenses

General and administrative expenses remained relatively stable, increasing by $0.1 million and reaching $31.5 million in the year ended December 31, 2024 compared to 2023.

Impairment loss on trade and loan receivables and change in the fair value of loans receivable

Impairment loss on trade and loan receivables and change in fair value of loans receivable decreased by $5.9 million in the year ended December 31, 2024 compared to 2023, amounting to $0 million. The decrease is mainly due to the fact that during the year ended December 31, 2024 the loans provided to our associates were treated as investments in the equity-accounted associates in accordance with IAS 28.32 because they were credit impaired at origination and therefore no further impairment losses on loan receivables and the changes in their fair value were recognized during 2024.

Finance income

Finance income for the year ended December 31, 2024 decreased by $1.5 million compared to 2023. The decrease is mainly due to discontinuation of recognition of accrued interest on credit-impaired loans starting from the fourth quarter of 2023.

Finance expense

Finance expenses for the year ended December 31, 2024 increased by $3.5 million compared to 2023. The increase was primarily due to an increase in expenses associated with the change in the value of financial assets held for trading and foreign exchange losses.

Change in fair value of share warrant obligations and other financial instruments

The change in fair value of share warrant obligation and other financial instruments decreased by $10.0 million during the year ended December 31, 2024 compared to 2023. The decrease was due to a change in the fair value hierarchy during the year ended December 31, 2023 compared to a less volatile valuation during the year ended December 31, 2024.

Share of loss of equity-accounted associates

The share of loss of equity-accounted associates for the year ended December 31, 2024 increased by $7.0 million compared to the prior year. The increase was primarily due to the recognition of previously unrecorded losses and new losses resulting from the reclassification of certain long-term loans to our associates as part of the investment in equity-accounted associates, in accordance with IAS 28.38 during 2024.

Income tax expense

Income tax expense for the year ended December 31, 2024 increased by $0.6 million compared to 2023. The increase was primarily due to an increase of the tax effect of expenses not deductible for tax purposes during year ended December 31, 2024 compared with 2023

Other comprehensive income

Other comprehensive income for the year ended December 31, 2024 decreased by $1.2 million compared to 2023, primarily due to a decrease in the translation of foreign currency into the Company’s presentation currency.

Comparison of the year ended December 31, 2023 versus the year ended December 31, 2022

	Year ended December 31,		Variance
	2023	2022	(US$ in

	(US$ in thousands)		thousands)	(%)
Revenue	464,549	479,688	(15,139)	(3)%
Costs and expenses
Cost of revenue:
Platform commissions	(109,020)	(129,623)	20,603	(16)%
Game operation cost	(55,594)	(47,360)	(8,235)	17%
Other operating income	2,053	1,327	726	55%
Selling and marketing expenses	(226,262)	(153,188)	(73,074)	48%
General and administrative expenses	(31,445)	(39,183)	7,738	(20)%
Goodwill and investments in equity accounted associates’ impairment	—	(62,828)	62,828	(100)%
Impairment loss on trade and loan receivables and change in the fair value of loans receivable	(5,919)	(29,987)	24,068	(80)%
Total costs and expenses	(426,187)	(460,841)	34,654	(8)%
Profit/(loss) from operations	38,362	18,847	19,515	N/M
Finance income	5,248	1,868	3,380	N/M
Finance expenses	(4,047)	(2,191)	(1,856)	85%
Change in fair value of share warrant obligations and other financial instruments	10,946	2,767	8,179	N/M
Share of loss of equity-accounted associates	(515)	(10,121)	9,606	(95)%
Profit/(loss) before income tax	49,994	11,170	38,824	N/M
Income tax expense	(3,879)	(3,760)	(119)	3%
Profit/(loss) for the year, net of tax	46,115	7,410	38,705	N/M
Attributable to equity holders of the Company	46,115	7,303	38,812	N/M
Attributable to non-controlling interest	—	107	(107)	(100)%
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss	1,837	3,338	(1,501)	(45)%
Foreign currency translation difference	1,650	3,456	(1,806)	(52)%
Other	187	(118)	305	N/M
Total comprehensive income/(loss) for the year, net of tax	47,952	10,748	37,205	N/M
Attributable to equity holders of the Company	47,952	10,641	37,311	N/M
Attributable to non-controlling interest	—	107	(107)	(100)%

N/M – not meaningful

Revenue

	Year ended
	December 31,		Variance
	2023	2022	(US$ in

Revenue by type:	(US$ in thousands)		thousands)	(%)
In-game purchases	434,326	459,660	(25,334)	(6)%
Advertising	30,223	20,028	10,195	51%
Total	464,549	479,688	(15,139)	(3)%
Revenue by geographic location of player:
US	163,818	160,314	3,504	2%
Europe	117,183	101,320	15,863	16%
Asia	111,123	124,322	(13,199)	(11)%
Other	72,425	93,732	(21,307)	(23)%
Total	464,549	479,688	(15,139)	(3)%

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

Game operation cost

Game operation cost for the year ended December 31, 2023 increased by $8.2 million compared to 2022. The increase in game operation cost was primarily due to a $3.9 million increase in employee benefit expenses recorded in 2023, relating to growth in average salaries of our employees as a result of the relocation of personnel from Russia in the second half of 2022. The increase was amplified by growth in technical support services in the amount of $3.8 million, relating to an increase in the scale of our games.

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

General and administrative expenses

General and administrative expenses for the year ended December 31, 2023 decreased by $7.7 million compared to 2022. The decrease in general and administrative expenses was primarily due to a loss on sale of subsidiaries in the amount of $5 million that was recorded in 2022 which did not recur in 2023.

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

Capital Spending

One of the elements of our business strategy is to pursue certain M&A targets in the gaming space in Europe and other regions. Although we did not incur any substantial expenditures associated with our M&A activities in 2024 and 2023, we have incurred substantial levels of expenditures in the past, and may incur substantial levels of expenditure in the future as we continue to evaluate certain acquisition opportunities for additional businesses or games that meet our strategic and return on investment criteria. We also incur other capital expenditures in the normal course of business and perform ongoing enhancements and updates to our games and our IT infrastructure to maintain their quality standards. Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by operating activities. Capital needs for investment opportunities are evaluated on an individual opportunity basis and may require significant capital commitments.

Our capital expenditures – which we define as acquisitions of property, plant and equipment as well as intangible assets excluding expenditures associated with M&A activities – were $0.4 million and $0.8 million for the years ended December 31, 2024 and 2023, respectively. In 2025, up to the date of this Annual Report, we estimate that our capital expenditures amounted to approximately $0.1 million, primarily representing investments in property, plant and equipment and intangible assets.

Liquidity

Our primary sources of liquidity are the cash flows generated from our operations and currently available unrestricted cash and cash equivalents. Our cash and cash equivalents totaled $111.0 million at December 31, 2024.

On March 3, 2025, the Company paid a one-time, nonrecurring special cash dividend of $3.31 per ordinary share, representing an aggregate cash outflow of approximately $60 million, reducing the Company’s total cash and cash equivalents recorded as at December 31, 2024 commensurately.

On September 12, 2024, the Company entered into a Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc. (together, the “Agents”), under which we may offer and sell, from time to time, 1,757,026 ordinary shares of the Company, held in treasury, through a designated Agent in an “at the market offering” (the “ATM Offering”), as defined in Rule 415(a)(4) promulgated under the Securities Act. Sales under the ATM Offering may be made directly on or through Nasdaq, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or any other method permitted by law. The Company expects the ATM Offering to remain available until the Company sells all of its treasury shares, or for three years from September 24, 2024 (the effective date of the registration statement relating to the ATM Offering), whichever is earlier.

Payments for any commitments are expected to be made from cash on hand and operating cash flows, as well as the proceeds of any ATM Offering, if any.

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

Cash flows

The following tables present our consolidated cash flows for the periods indicated:

	Year ended
	December 31,
	2024	2023	2022

	(US$ in thousands)
Operating activities
Profit/(loss) for the year, net of tax	25,534	46,115	7,410
Adjustments for:
Depreciation and amortization	6,181	6,276	6,901
Share-based payments expense	1,278	2,032	3,751
Goodwill and Investments in equity accounted associates’ impairment	—	—	62,828
Income from share option forfeiture and cancellation	—	(609)	—
Share of loss of equity-accounted associates	7,524	515	10,121
Impairment loss on trade and loan receivables and change in fair value of loans receivable	22	5,919	29,987
Property and equipment write-off	—	—	454
Impairment loss on intangible assets	—	—	547
Change in fair value of share warrant obligations and other financial instruments	(913)	(10,946)	(2,767)
Change in fair value of other investments	1,698	115	—
Unwinding of discount on the put option liability	129	129	366
Transaction costs	—	—	104
Trade and loan receivables write-off	59	119	81
Interest income	(2,344)	(4,017)	(1,639)
Interest expense	76	61	116
Lease modification loss/(gain)	6	33	(11)
Gain on acquisition of associates	(47)	—	—
Loss on sale of subsidiaries	—	—	4,969
Dividend income	(1,371)	(1,231)	(231)
Foreign exchange loss	5,186	3,395	1,020
Income tax expense	4,509	3,879	3,760
	47,527	51,785	127,767
Changes in working capital
Decrease/(increase) in deferred platform commissions	6,886	20,686	21,851
(Decrease)/increase in deferred revenue	(16,938)	(42,917)	(30,242)
Decrease/(increase) in trade and other receivables	6,012	(9,880)	(4,498)
(Decrease)/increase in trade and other payables	(10,394)	(632)	2,282
	(14,434)	(32,743)	(10,607)

Income tax paid	(4,568)	(1,088)	(1,078)
Net cash flows generated from operating activities	28,525	17,954	116,082

Investing activities
Acquisition of intangible assets	(95)	(16)	(64)
Acquisition of property and equipment	(343)	(739)	(994)
Acquisition of subsidiary net of cash acquired	—	—	(54,113)
Investments in equity accounted associates	(7,524)	(515)	(17,970)
Loans granted	(601)	(1,933)	(31,659)
Proceeds from repayment of loans	472	969	746
Disposal of intangible assets and property and equipment	4	—	—
Acquisition of other investments	(63,865)	(107,159)	(67,729)
Proceeds from redemption of investments	126,156	75,484	—
Interest received	326	368	—
Dividends received	1,371	1,078	—
Net cash flows generated from/(used in) investing activities	55,901	(32,463)	(171,783)

Financing activities
Payments of lease liabilities	(1,591)	(1,892)	(2,013)
Proceeds from loans receivable	—	—	224
Interest on lease	(76)	(56)	(115)
Buy-back of the shares resulted from Tender offer	(33,109)	—	—
Payments from exercise of put option liability of Cubic Games Studio Ltd's previous shareholders	(10,159)	—	—
Net cash flows used in financing activities	(44,935)	(1,948)	(1,904)

Net increase/(decrease) in cash and cash equivalents for the year	39,491	(16,457)	(57,605)
Cash at the beginning of the year	71,798	86,774	142,802
Effect of changes in exchange rates on cash held	(240)	1,481	1,577
Cash and cash equivalents at the end of the year	111,049	71,798	86,774

Comparison of the year ended December 31, 2024 versus the year ended December 31, 2023

Operating activities

Net cash flows generated from operating activities for the year ended December 31, 2024 increased by $10.6 million when compared to the year ended December 31, 2023, primarily due to a decrease in expenses associated with investments into acquisition of new players in the amount of $17.6 million, amplified by a $4.3 million decrease in employee benefit expenses and technical support services within the game operation cost driven mostly by a decrease in employee headcount in our office in Armenia. The decrease in costs was partially offset by a decrease in cash inflows from the sale of virtual goods and advertisements in the amount of $13.7 million.

Investing activities

Net cash flows generated from investing activities for the year ended December 31, 2024 amounted to $55.9 million compared to $32.5 million of net cash flows used in investing activities for year ended December 31, 2023. The change was primarily attributable to the offsetting of cash outflows associated with investments in securities in the year ended December 31, 2024 by the substantial proceeds from the redemption of securities, while in the year ended December 31, 2023 the outflows associated with investments in securities were significantly higher than proceeds from the redemption of securities.

Financing activities

Net cash flows used in financing activities for the year ended December 31, 2024 increased significantly reaching $44.9 million compared to $1.9 million in the year ended December 31, 2023. The increase was mostly due to a $33.1 million cash outflow associated with buy-back of the shares resulting from the Tender Offer and $10.2 million cash outflow associated with payments in connection with the exercise of a put option liability of Cubic Games Studio Ltd's previous shareholders.

Comparison of the year ended December 31, 2023 versus the year ended December 31, 2022

A comparison of our cash flows for the years ended December 31, 2023 and 2022 has been omitted from this Annual Report, but may be found in our 2023 Annual Report on Form 20-F, filed with the SEC on April 29, 2024, under the heading “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows—Comparison of the year ended December 31, 2023 versus the year ended December 31, 2022.”Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2024:

	Payments due by period(1)
	Carrying	Contractual	3 months or	Between 3-	Between 1-5
Non-derivative financial liabilities	amounts	cash flows	less	12 months	years
Lease liabilities	1,300	1,342	107	1,213	22
Trade and other payables	20,212	20,212	20,212	—	—
	21,512	21,554	20,319	1,213	22

	Payments due by period(1)
	Carrying	Contractual	3 months or	Between 3	Between 1-5
Derivative financial liabilities	amounts	cash flows	less	12 months	years
Share warrant obligation	365	365	—	—	365
Put option liability	15,002	15,002	15,002	—	—
	15,367	15,367	15,002	—	365

(1)	Amounts are gross and undiscounted, and include contractual interest payments and exclude the impact of netting agreements.
C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

The Company’s most critical accounting judgments and estimates include:

●	revenue recognition: categorization of in-game purchases between durable and consumable and determination of their periods of usage;
●	revenue recognition: estimation of the average playing period of our users and estimation of the remaining lifespan of the games;
●	uncertain tax positions – indirect taxes;
●	classification and measurement of share warrant obligation;
●	measurement of intangible assets recognized in business combination;
●	measurement of financial instruments issued as part of the investment in associates; and
●	assessment of control of associates.

For additional information on these as well as other critical accounting policies, judgments and estimates of the Company, please refer to Note 4 (Accounting judgments, estimates and assumptions) to our audited consolidated financial statements for the fiscal year ended December 31, 2024, included elsewhere in this Annual Report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report:

Name	Age	Title
Andrey Fadeev	40	Chief Executive Officer, Co-Founder and Director (Chairperson)
Alexander Karavaev	49	Chief Financial Officer
Olga Loskutova	47	Chief Operating Officer
Igor Bukhman	43	Director
Marie Holive	47	Director
Andrew Sheppard	48	Director
Tal Shoham	41	Director

Executive Officers

Andrey Fadeev. Mr. Fadeev has served as GDEV’s chief executive officer and as a member of GDEV’s board of directors since August 2021. He has served as Chairperson of the board of directors since February 2025. Mr. Fadeev is a co-founder of Nexters Global. Mr. Fadeev was the chief executive officer of Progrestar, a company specializing in the development of online games for social networks. Mr. Fadeev is a graduate of Moscow State Technical University of N.E. Bauman with specialty “Automated Information Processing and Management”. We believe that Mr. Fadeev is qualified to serve as a member of our board of directors due to the perspective and experience he brings as our chief executive officer and as a co-founder of Nexters Global and his online and mobile gaming industry knowledge and experience.

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

Olga Loskutova. Mrs. Loskutova has served as GDEV’s chief operating officer since October 2024. From 2022 to 2024, she served as a member of GDEV’s board of directors. Mrs. Loskutova has over 25 years of experience in marketing and general management across Europe, the United States and the Middle East in such multinationals as Nestlé, SABMiller and Whirlpool. In Whirlpool she served as VP Cluster EAST at Europe in 2017-2019, VP Laundry Business Unit at North America in 2020-2021, and VP Product and Brand Marketing EMEA in 2022-2024. Mrs. Loskutova holds a degree in Marketing from Plekhanov Russian University of Economics and has completed executive programs at IMD, Saïd Business School of University of Oxford, and INSEAD.

Directors

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

Marie Holive. Mrs. Holive has served as a member of GDEV’s board of directors since August 2022 and is also chair of the audit and risk committee. Mrs. Holive has 25 years of leadership experience in blue-chip companies in the media, technology, consulting services, healthcare and energy industries. Previous roles include: CEO and CFO of Comcast NBCUniversal International Networks Business, and operations leader and senior audit manager at General Electric. She brings special expertise in board governance, audit & risk, sustainability, AI, cyber as well as in digital, commercial, and international strategies. She also serves as an independent non-executive director at Team Internet Group plc (a UK publicly listed software company), where she is chair of the audit and risk committee and a member of the remuneration committee, a director at ESG.AI Technologies (an AI-powered provider of ESG-targeted strategies), where she is chair of the audit and risk committee, as well as Chief Operating Officer and Coaching Practice Director at Proteus International LLC (a strategy consulting firm). Mrs. Holive graduated from École Centrale de Lyon with a Master of Science degree in general engineering, holds MBA degrees from London Business School and Columbia Business School and a non-executive director diploma from the Financial Times.

Andrew Sheppard. Mr. Sheppard has served as a member of GDEV’s board of directors since August 2021 and is also chair of the nomination and compensation committee. Mr. Sheppard has over 24 years of experience building, managing and advising multi-billion dollar consumer businesses. Earlier in his career, Mr. Sheppard was CEO of GREE International, President of Studios at Kabam and Head of Strategy at Electronic Art's Maxis Studio. Mr. Sheppard is currently a Managing Director at Transcend Fund, an early-stage venture capital firm focused on interactive entertainment and games. He also serves as an independent member of the board of directors for Fun Country, Ruckus Games, Live Aware Labs and Eggscape Entertainment. Mr. Sheppard holds a degree in Economics from Pomona College and an MBA from the University of California, Berkeley's Haas School of Business.

Tal Shoham. Mr. Shoham has served as a member of GDEV’s board of directors since August 2022. Mr. Shoham has over 10 years of experience in business development, product management and marketing in the field of gaming and software companies such as Supersonic, ironSource and Huuuge Games. His primary areas are ad-monetization, user acquisition, marketing strategies, product management and M&A. Mr. Shoham is currently serving as an Investor & Board Member at Parana (an early stage gaming company) and he is an LP (limited partner) in Vgames (a venture fund focused on gaming), as well as a co-founder and President at Tedooo (a social app for handmade crafts) and a co-founder and chairman at Peer Play (an early stage gaming company) and the co-founder and investor of Geckos games. Mr. Shoham holds a bachelor’s degree in Politics, Government and Management from the Ben-Gurion University of the Negev.

Other Senior Management

Anton Reinhold. Dr. Reinhold has served as chief executive officer of GDEV’s flagship game studio, Nexters Global, since October 2024. From August 2021 to October 2024, he served as GDEV’s chief operating officer. Dr. Reinhold served as chief business development officer and chief marketing officer of Nexters Global since November 2013. From March 2013 to November 2013, Dr. Reinhold served as chief marketing officer at Lingualeo, at the time a leading language learning startup startup in Russia. From 2012 to 2013, Dr. Reinhold served as demand generation lead at Comindware, a B2B startup for workflow management software. From 2007 to 2012, Dr. Reinhold served as head of online consumer sales in Acronis International GmbH, a global backup & recovery software development company. Dr Reinhold holds a Ph.D. degree from Russian State University for the Humanities (Moscow).

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

For the fiscal year ended December 31, 2024, the aggregate cash compensation paid to the Company’s executive officers was $1,455 thousand and the aggregate cash compensation paid to the Company’s directors was $1,420 thousand. For grants of options to our executive officers and directors under our 2021 Employee Stock Option Plan, see “—Options Granted Under the 2021 ESOP.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

On July 3, 2024, the Company’s board of directors adopted the following resolutions in respect of the compensation of the Company’s directors:

●	For the term ending with the annual general meeting held on August 23, 2024:
o	the overall share-based compensation shall constitute an equivalent of $100,000 per year; and
o	share-based compensation shall be satisfied by issuing to each director (as adjusted for the Reverse Share Split) 4,524 Company ordinary shares, representing $100,000 divided by $22.10 per share (calculated as the weighted average for the two trading weeks preceding the grant decision).
●	For the term beginning with the annual general meeting held on August 23, 2024:
o	$100,000 cash compensation, plus additional compensation for the chairperson of the board of $35,000 and further additional compensation of $25,000 for each committee chairperson; and
o	share-based compensation – an equivalent of $100,000 to be issued at a certain price per share that can be considered “fair” at the date of grant.

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

Available Shares

A maximum of 982,615 ordinary shares, being 5% of the issued ordinary shares of the Company as of the date of adoption of the 2021 ESOP, are reserved for issuance under Options granted under the 2021 ESOP. If any Option granted under the 2021 ESOP expires, terminates or is cancelled for any reason without having been exercised in full, the number of ordinary shares underlying such expired, terminated or cancelled Option will again be available for the purpose of awards under the 2021 ESOP. The difference between the number of Options granted to a specific person and number of ordinary shares received by that person as a result of cashless exercise will be added back to the Option pool available for grant.

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

Options Granted

The following executive officers and directors of the Company (holding such positions in 2024) held Options under the 2021 ESOP (both vested and unvested) to acquire ordinary shares of the Company as of December 31, 2024. In the table and discussion below, the number of options refer to GDEV ordinary shares (adjusted for the reverse share split) issuable upon their exercise, with 10 options exercisable for 1 GDEV ordinary share.

					Number of
	Total				Options
	Number				Outstanding
	of			Exercise	as of Dec.31,
Participant	Options[1]	Grant Date	Vesting Date	Price	2024[2]
Alexander Karavaev	100,000	November 16, 2021	• 20,000 at 3rd anniversary of grant date • 20,000 at 4th anniversary of grant date • 20,000 at 5th anniversary of grant date	$100 per share	60,000
Anton Reinhold (COO until October 2024)	73,574	November 16, 2021	• 14,715 at January 1, 2024 • 14,715 at January 1, 2025 • 14,715 at January 1, 2026 • 7,357 at July 1, 2026	nil per share	nil
Natasha Braginsky Mounier	4,524	August 23, 2024	• 4,524 at grant date	nil per share	6,933
Marie Holive	4,524	August 23, 2024	• 4,524 at grant date	nil per share	5,433
Olga Loskutova (Director until October 2024, COO from October 2024)	4,524	August 23, 2024	• 4,524 at grant date	nil per share	nil
Tal Shoham	4,524	August 23, 2024	• 4,524 at grant date	nil per share	5,433
Andrew Sheppard	4,524	August 23, 2024	• 4,524 at grant date	nil per share	4,524

1Reflects options that have either (i) been granted in the reporting period and all or a portion of which have vested in the reporting period, or (ii) been granted in a previous reporting period and all or a portion of which have vested in the reporting period.

2Reflects all vested options, whether granted in the reporting period or a previous reporting period, held by such executive officer or director as of December 31, 2024.

In the year ended December 31, 2024, the following options were exercised:

●	5,433 options granted to Olga Loskutova; and
●	14,715 options granted to Anton Reinhold.

No other options granted to our executive officers and directors were exercised in the year ended December 31, 2024.

C.	Board Practices

Composition of the Board of Directors

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Company’s board of directors to satisfy its oversight responsibilities effectively in light of its business and structure, the board of directors expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of the Company’s business.

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

Audit and Risk Committee

The Company’s audit and risk committee consists of Marie Holive, Andrew Sheppard and Tal Shoham, with Marie Holive serving as the chair of the committee. The Company’s board of directors has determined that each of these individuals meets the independence requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act and the applicable listing standards of Nasdaq. Each member of our audit and risk committee can read and understand fundamental financial statements in accordance with Nasdaq audit and risk committee requirements. In arriving at this determination, the board has examined each audit and risk committee member’s scope of experience and the nature of their prior and/or current employment.

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

Nomination and Compensation Committee

The Company’s nomination and compensation committee consists of Marie Holive, Andrew Sheppard and Tal Shoham, with Andrew Sheppard serving as the chair of the committee. The Company’s board of directors has determined that each of these individuals meets the independence requirements of the applicable listing standards of Nasdaq. Nevertheless, as a foreign private issuer, we are permitted to follow the corporate governance practices of our home country, the British Virgin Islands, in lieu of the applicable Nasdaq rules in respect of compensation committees and nomination of directors. The nomination and compensation committee’s responsibilities include, among other things:

●	reviewing and setting or making recommendations to our board of directors regarding the compensation of the Company’s executive officers;
●	making recommendations to our board of directors regarding the compensation of the Company’s directors;
●	administering and overseeing the Company’s compliance with the Company’s Policy for Recovery of Erroneously Awarded Compensation, which is included as an exhibit to this Annual Report,
●	reviewing and approving or making recommendations to our board of directors regarding the Company’s incentive compensation and equity-based plans and arrangements;
●	appointing and overseeing any compensation consultants; and
●	overseeing the selection of persons to be nominated to serve on our board of directors.

Nomination and Compensation Committee Interlocks and Insider Participation

None of the Company’s executive officers currently serves, or has served during the last year, as a member of the board of directors or nomination and compensation committee of any entity, other than GDEV, that has one or more executive officers serving as a member of the Company’s board of directors.

D.	Employees

As of December 31, 2024, we had approximately 589 employees among the Group’s companies, of whom approximately 224 were women, with approximately 240 employees in Cyprus and approximately 295 employees in Armenia, Kazakhstan and certain other countries. As of December 31, 2024, approximately 250 people served the Group’s companies in various areas on a freelance basis.

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

Information regarding the ownership of our ordinary shares by our directors and executive officers (holding such positions in 2024) is set forth in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

The Company was not required to prepare an accounting restatement during or after the last completed fiscal year.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Beneficial Ownership

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 3, 2025 based on a total number of 18,130,090 ordinary shares outstanding as of such date, with respect to the beneficial ownership of our shares by:

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

	Number of	Percentage of
Beneficial Owners	Shares(1)	Shares(2)
Directors and Executive Officers
Andrey Fadeev (Director and Chief Executive Officer)	3,979,007	21.9%
Natasha Braginsky Mounier (former Director)(3)	6,933	*
Igor Bukhman (Director)(4)	3,720,070	20.5%
Marie Holive (Director)(3)	5,433	*
Andrew Sheppard (Director)(5)	6,933	*
Tal Shoham (Director)(3)	5,433	*
Alexander Karavaev(6) (Chief Financial Officer)	61,650	*
Olga Loskutova (Chief Operating Officer, former Director)	5,433	*
All GDEV directors and executive officers as a group (7 individuals)	7,783,959	42.8%

Other 5% Shareholders
Everix Investments Limited(7)	7,440,140	41.0%
Boris Gertsovskiy	2,730,972	15.1	%(8)
Kismet Sponsor Limited(9)	1,787,500	9.5%
*	Less than one percent (1%) of our outstanding ordinary shares.
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

(4)

Represents 50% of the 7,440,140 ordinary shares directly held by Everix Investments Limited. Based on information reported on a Schedule 13G filed on February 14, 2022, each of Dmitrii Bukhman and Igor Bukhman has a 50% indirect ownership interest in Everix Investments Limited. Consequently, Igor Bukhman may be deemed to be the indirect beneficial owner of 50% of the ordinary shares held by Everix Investments Limited.

(5)

Includes (i) 2,409 ordinary shares currently held as of the date of this Annual Report and (ii) 4,524 ordinary shares issuable pursuant to options that have been granted under the 2021 ESOP and are currently exercisable or exercisable within 60 days. For information regarding the options, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Options Granted Under the 2021 ESOP.”

(6)

Includes (i) 1,650 ordinary shares currently held as of the date of this Annual Report and (ii) 60,000 ordinary shares issuable pursuant to options that have been granted under the 2021 ESOP and are currently exercisable or exercisable within 60 days. For information regarding the options, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Options Granted Under the 2021 ESOP.”

(7)

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

(8)

Based on information reported on Schedule 13G filed on February 14, 2022 and Amendment No. 1 to such Schedule 13G filed on February 12. 2024, the percentage of GDEV ordinary shares beneficially owned by Boris Gertsovskiy decreased from 20.2% to 16.4%, in connection with Boris Gersovskiy’s participation in the Company’s self tender offer. For information regarding the Company’s self tender offer, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Certain Relationships and Related Party Transactions—GDEV Self Tender Offer.” Based on information reported on Amendment No. 2 to such Schedule 13G filed on January 13, 2025, the percentage of GDEV ordinary shares beneficially owned by Boris Gertsovskiy decreased to 15.1%.

(9)

Represents 1,175,000 ordinary shares and 612,500 ordinary shares issuable upon the exercise of 6,125,000 warrants. Based on information reported on a Schedule 13G filed on February 15, 2023, Ivan Tavrin (a former director of the Company) has (i) sole voting power over all of the Company’s ordinary shares held by Kismet Sponsor Limited and (ii) sole dispositive power over all of our ordinary shares held by Kismet Sponsor Limited until February 15, 2025, pursuant to a Special Power of Attorney, dated July 28, 2022 (as reissued on February 15, 2023), executed as a deed by Kismet Sponsor Limited. Accordingly, Mr. Tavrin may be deemed to share beneficial ownership over our ordinary shares owned by Kismet Sponsor Limited. On December 12, 2023, Mr. Tavrin was named to the U.S. Department of Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List pursuant to Executive Order 14024.

Difference in Voting Rights

All of the Company’s ordinary shares have the same voting rights and no major shareholder of the Company has different voting rights.

Securities Held in the Host Country

As of March 3 ,2025, 18,130,090 ordinary shares of the Company were issued and outstanding, of which 1,066,121, or 5.9%, were held by two record holders in the United States.

Arrangements for Change in Control

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B.	Related Party Transactions

Policies and Procedures for Related Party Transactions

The board of directors of the Company have adopted a written related party transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related party transactions.

A “related party transaction” is a transaction or loan between the Company and a related party which are material to the Company or the related party, or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets, to which the Company or any of its parent or subsidiaries was a party. A related party means each of:

●	an enterprise that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Company;
●	an associate (i.e., any unconsolidated enterprise in which we have a significant influence or which has significant influence over us);
●	an individual owning, directly or indirectly, an interest in the voting power of our share capital that gives them significant influence over us, and close members of any such individual’s family;
●	key management personnel (i.e., those persons having authority and responsibility for planning, directing and controlling our activities, including directors and senior management and close members of such individuals’ families);
●	an enterprise in which a substantial interest in the voting power of our share capital is owned, directly or indirectly, by any person described in the prior two clauses or over which such a person is able to exercise significant influence, including enterprises owned by our directors or major shareholders and enterprises that have a member of key management in common with us; and
●	a joint venture of the other entity (or joint venture of a member of a group of which the other entity is a member) or both entities are joint ventures of the same third party or one entity is a joint venture of a third entity, and the other entity is an associate of the third entity.

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

Certain Relationships and Related Party Transactions

Director Appointment Rights

Pursuant to our Amended and Restated Memorandum and Articles of Association, each of (1) Everix Investments Limited (which is wholly owned by Dmitrii Bukhman and Igor Bukhman, a Company director), and (2) Andrey Fadeev (the Chief Executive Officer and Chairperson of the Company’s board of directors) and Boris Gertsovskiy (an affiliated shareholder of the Company), acting jointly, have the right to appoint two directors to the board of directors, which number may decrease as those shareholders dispose of their shares in the Company. For further information, see the Company’s Amended and Restated Memorandum and Articles of Association, which is included as an exhibit to this Annual Report. As of the date of this Annual Report, (1) Everix Investments Limited has exercised its director appointment right in respect of one of our current directors, Igor Bukhman and (2) Andrey Fadeev and Boris Gertsovskiy, acting jointly, have exercised their director appointment right in respect of one of our current directors, Andrey Fadeev.

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

Relationship with Flow Research S. L.

Flow Research S.L. is a Spanish company that is the Company’s wholly-owned subsidiary. Mr. Gertsovskiy, one of the Company’s co-founders and an affiliated shareholder of the Company, has been a director and administrator of Flow Research from 2017 until his resignation, effective as of March 2024. Furthermore, Mr. Gertsovsiky’s spouse, Tatiana Gertsovskaya, is employed by Flow Research S.L. in a non-executive position. On April 11, 2024, Flow Research S.L. has been liquidated.

Relationship with Everix Investments Limited

Everix Investments Limited directly held 41% of our outstanding ordinary shares as of March 3, 2025 and is beneficially owned by Igor Bukhman and Dmitrii Bukhman. Igor Bukhman is a Company director.

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

Loan to MX Capital Limited

In connection with the acquisition of its 48.8% stake in MX Capital Limited, an equity accounted associate of the Company, on February 4, 2022, the Company entered into a secured loan agreement with MX Capital Limited for up to an aggregate amount of €43.0 million, issuable in tranches, subject to the fulfilment of certain conditions precedent to each issuance. The loan bears an interest rate of 7.0% per annum, and is intended to fund MX Capital Limited’s game development activities. The largest amount outstanding under the loan in the year ended December 31, 2023, as well as the current amount outstanding as of the date of this Annual Report, was approximately €22.9 million. As of December 31, 2023, the Company had recorded expected credit losses in respect of the entirety of the loan receivable from MX Capital Limited. For additional information, see Note 16 (Loans receivable ) to our audited consolidated financial statements for the fiscal year ended December 31, 2024, included elsewhere in this Annual Report.

Loan to Castcrown Limited

In connection with the acquisition of its 49.5% stake in Castcrown Limited, an equity accounted associate of the Company, on March 30, 2022, the Company entered into an unsecured convertible notes agreement with Castcrown Limited for up to an aggregate amount of €16.0 million, issuable in tranches, subject to the fulfilment of certain conditions precedent to each issuance. The notes bear an interest rate of 7.0% per annum, and are intended to fund Castcrown Limited’s game development activities. The largest amount outstanding under the notes in the year ended December 31, 2023 was approximately €8.1 million. As of December 31, 2023, the Company recorded credit losses for the entire amount of the loan outstanding as of that date. The current amount outstanding as of the date of this Annual Report was approximately €8.1 million. During the year ended December 31, 2024 the Group provided to Castcrown Ltd additional loans in the total amount of €6.9 million which are not expected to be settled in the foreseeable future. These loans therefore were treated as an investment into the equity-accounted associates in the full amount in accordance with IAS 28.38. For additional information, see Note 17 (Loans receivable) to our audited consolidated financial statements for the fiscal year ended December 31, 2024, included elsewhere in this Annual Report.

Loans provided to LEVELAPP Limited.

On June 20, 2023, the Company entered into a loan agreement with LEVELAPP Ltd for 260. On June 20, 2023, the guarantor of the loan, Applife Limited, and the Company entered into the Deed of Shares Pledge and Assignment, under which 40% of all registered shares of Applife Limited were pledged to the Group to secure the loan.

As part of the share purchase agreement with LEVELAPP Ltd, the Company entered into a secured convertible notes agreement on October 23, 2023. The first tranche of the notes amounting to $678 thousand was acquired on October 26, 2023, while $260 thousand of the previously granted loan was repaid by the end of 2023.

On February 16, 2024 the Group acquired additional notes of LEVELAPP Ltd amounting to $312 thousand based on the convertible loan agreement. The full amount of this tranche was not expected to be settled in the foreseeable future, therefore it was treated as an investment into the equity-accounted associates in accordance with IAS 28.38.

On June 7, 2024 the Group agreed to extend the repayment date of the convertible loan note to October 30, 2025. On September 6, 2024 the Group agreed to decrease the percentage of pledged shares number to 10% of the issued and outstanding shares of Applife Limited.

GDEV Self Tender Offer

On December 19, 2023, the Company launched a tender offer to purchase for cash (as adjusted for the Reverse Share Split) a minimum of 1,500,000 of its ordinary shares, up to a maximum of 2,000,000 ordinary shares, at a purchase price of $20.00 per share (the “Tender Offer”). The Tender Offer was, in part, made to enable Boris Gertsovskiy, one of the Company’s co-founders and an affiliated shareholder of the Company, to liquidate a substantial number of his GDEV ordinary shares. The Tender Offer expired on January 18, 2024, resulting in the Company’s accepting for purchase 1,655,425 shares, 1,000,000 of which were tendered by Boris Gertsovskiy and 30,216 of which were tendered by Anton Reinhold, the Company’s Chief Operating Officer at the time of the Tender Order.

Other Related Party Transactions

For additional information on related party transactions, see Note 27 (Related party transactions) to the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2024, included elsewhere in this Annual Report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with IFRS.

Legal Proceedings

From time to time, we are subject to various claims, complaints and legal actions in the normal course of business. On the basis of current information, we do not expect that the actual claims, lawsuits and other proceedings to which we are subject, or potential claims, lawsuits and other proceedings relating to matters of which we are aware, will ultimately have a material adverse effect on our results of operations, financial condition or liquidity. However, given the large or indeterminate amounts sought in certain of these actions, and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operations or cash flows in particular periods. See also Note 30 (Commitments and contingencies) to our audited consolidated financial statements for the fiscal year ended December 31, 2024, included elsewhere in this Annual Report.

Dividends and Dividend Policy

On March 11, 2025, the Company paid a one-time, nonrecurring special cash dividend of $3.31 per ordinary share to the Company’s shareholders of record as of the close of business on March 3, 2025. The special dividend was a one-time distribution and does not establish a recurring dividend program. Our board of directors will consider whether or not to institute a dividend policy. It is presently intended that the Company will retain its future earnings for use in business operations and, accordingly, it is not anticipated that our board of directors will declare dividends in the foreseeable future. The Company has not identified a paying agent.

B.	Significant Changes

Since December 31, 2024, the date of the annual financial statements, on March 11, 2025, the Company paid a one-time, nonrecurring special cash dividend of $3.31 per ordinary share, representing an aggregate cash outflow of approximately $60 million, reducing the Company’s total cash and cash equivalents recorded on its Consolidate Statements of Financial Position as at December 31, 2024 commensurately.

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Certain Relationships and Related Party Transactions” or elsewhere in this Annual Report.

D.	Exchange Controls

There are currently no exchange control regulations in the British Virgin Islands applicable to us or our shareholders.

E.	Taxation

Certain Material U.S. Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations to U.S. Holders and Non-U.S. Holders (each as defined below) of the ownership and disposition of GDEV ordinary shares and warrants. This discussion applies only to ordinary shares and warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

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

This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s or Non-U.S. Holder’s particular circumstances. In addition, it does not address consequences relevant to U.S. Holders or Non-U.S. Holders subject to special rules, including, without limitation:

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
•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a “United States person” (within the meaning of Section 7701(a)(30) of the Code) for U.S. federal income tax purposes.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds ordinary shares and/or warrants, the tax treatment of a partner in such entity or arrangement will depend on the status of such partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, entities or arrangements classified as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO HOLDERS OF ORDINARY SHARES AND/OR WARRANTS WILL DEPEND ON EACH HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF ORDINARY SHARES AND/OR WARRANTS.

U.S. Holders

Distributions on Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if GDEV makes distributions of cash or property on the ordinary shares, the gross amount of such distributions (including any amount of foreign taxes withheld) will be treated for U.S. federal income tax purposes first as a dividend to the extent of its current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. However, because GDEV does not expect to provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable long-term capital gains rate, provided that:

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

•	the U.S. Holder satisfies certain holding period requirements; and

•	certain other requirements are met.

U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to ordinary shares. Subject to certain exceptions, dividends on ordinary shares will constitute foreign-source income and generally passive income for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors to determine whether and to what extent they will be entitled to foreign tax credits in respect of any dividend income received.

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares and/or Warrants

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of ordinary shares and/or warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such ordinary shares and/or warrants, as the case may be. A U.S. Holder’s adjusted tax basis in such ordinary shares and/or warrants generally will be such U.S. Holder’s purchase price for the ordinary shares and/or warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of ordinary shares or warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the ordinary shares and/or warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S.-source gain or loss. U.S. Holders are urged to consult their own tax advisor regarding the ability to claim a foreign tax credit and the application of the income tax treaty between the United States and Cyprus to such U.S. Holder’s particular circumstances.

Exercise or Lapse of a Warrant

Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a warrant for cash. A U.S. Holder’s tax basis in ordinary shares received upon exercise of the warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the warrant received and the exercise price therefor. The U.S. Holder’s holding period for an ordinary share received upon exercise of the warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the warrant and will not include the period during which the U.S. Holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder that has otherwise received no proceeds with respect to such warrant generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the warrant. The deductibility of capital losses is subject to limitations.

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

It is also possible that a cashless exercise of a warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “—Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares and/or Warrants.” In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of ordinary shares having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of (i) U.S. Holder’s tax basis in the warrants deemed exercised and (ii) the exercise price of such warrants. A U.S. Holder’s holding period for the ordinary shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the warrants.

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

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed under Exhibit 2.7 “Warrants—Public Warrants—Anti-dilution Adjustments” to this Annual Report, incorporated by reference herein. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a warrant would, however, be treated as receiving a constructive distribution from GDEV if, for example, the adjustment increases the holder’s proportionate interest in GDEV’s assets or earnings and profits (for instance, in certain cases, through an increase in the number of ordinary shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the ordinary shares. Such constructive distribution would generally be subject to tax as described under “—Distributions on Ordinary Shares” above in the same manner as if the U.S. Holder of such warrant received a cash distribution from GDEV equal to the fair market value of such increased interest. However, it is unclear whether a distribution treated as a dividend deemed paid to a non-corporate U.S. Holder would be eligible for the lower applicable long-term capital gains rates as described above under “—Distributions on Ordinary Shares.”

Passive Foreign Investment Company Rules

The treatment of U.S. Holders could be materially different from that described above if GDEV is treated as a PFIC for U.S. federal income tax purposes. A non-U.S. entity classified as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year is “passive income” (as defined in the relevant provisions of the Code) or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, GDEV will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity classified as a corporation for U.S. federal income tax purposes in which GDEV owns, directly or indirectly, 25% or more (by value) of the stock. Passive income generally includes dividends, interest, rents, royalties and capital gains, but generally excludes rents and royalties which are derived in the active conduct of a trade or business and which are received from a person other than a related person.

Based on the composition of GDEV’s income and assets (including unbooked goodwill), including the proportionate composition of income and assets, as applicable, of its subsidiaries, during the relevant period, GDEV believes it was not a PFIC for itstaxable year ended on December 31, 2024. However, there can be no assurances in this regard, nor can there be any assurances that GDEV will not be treated as a PFIC in the current taxable year or any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether we or any of our subsidiaries are treated as a PFIC is determined on an annual basis after the close of each taxable year. The determination of whether we or any of our subsidiaries are a PFIC is a factual determination that depends on, among other things, the composition of our income and assets (including unbooked goodwill), and the fair market value of our and our subsidiaries’ shares and assets. In this regard, changes in the fair market value of GDEV shares could cause GDEV to become treated as a PFIC because such changes would generally result in changes in the value of goodwill of GDEV for the purposes of determining the PFIC status of GDEV under applicable U.S. federal income tax law. Similarly, changes in the composition of our or any of our subsidiaries’ income or assets may cause us to be or become a PFIC for the current or subsequent taxable years as well. Under the PFIC rules, if GDEV were considered a PFIC at any time that a U.S. Holder owns ordinary shares or warrants, GDEV would continue to be treated as a PFIC with respect to such U.S. Holder’s investment unless (i) it ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its ordinary shares or warrants at their fair market value on the last day of the last taxable year in which GDEV is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the ordinary shares or warrants with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless GDEV subsequently becomes a PFIC.

For each taxable year that GDEV is treated as a PFIC with respect to a U.S. Holder’s ordinary shares or warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its ordinary shares or warrants (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid “qualified electing fund” (“QEF”) election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as “excess distributions.” Under these special tax rules:

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

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which GDEV may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance that GDEV does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of GDEV’s subsidiaries.

If GDEV is a PFIC, a U.S. Holder of ordinary shares (but not warrants) may avoid taxation under the Excess Distribution Rules described above by making a QEF election. However, a U.S. Holder may make a QEF election with respect to its ordinary shares only if GDEV provides U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. Because GDEV does not intend to provide such information, however, the QEF election will not be available to U.S. Holders with respect to GDEV ordinary shares. A QEF election is not available with respect to warrants.

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

Non-U.S. Holders

The section applies to Non-U.S. Holders of ordinary shares and warrants. For purposes of this discussion, a Non-U.S. Holder means a beneficial owner (other than a partnership or an entity or arrangement so classified for U.S. federal income tax purposes) of ordinary shares or warrants that is not a U.S. Holder, including:

•	a nonresident alien individual, other than certain former citizens and residents of the United States;
•	a foreign corporation; or
•	a foreign estate or trust.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Ordinary Shares and/or Warrants to Non-U.S. Holders

Any (i) distributions of cash or property paid to a Non-U.S. Holder in respect of ordinary shares or (ii) gain realized upon the sale or other taxable disposition of ordinary shares and/or warrants generally will not be subject to U.S. federal income taxation unless:

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

Gain or distributions described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to United States persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a warrant, or the lapse of a warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “—U.S. Holders—Exercise or Lapse of a Warrant,” above, although to the extent a cashless exercise or lapse results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of the ordinary shares and/or warrants.

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

As from January 1, 2016, the corporate income tax exemption shall not apply to the extent that such dividends are deductible from the taxable income of the dividend paying company. It is explicitly stated that any such dividends that do not qualify for the corporate income tax exemption are not considered as dividends for Special Contribution for Defence (“SDC”) purposes and as such they are subject to 12.5% corporate income tax.

Dividends received by a Cyprus tax resident company from another Cyprus tax resident company are exempt from 17% SDC except for dividends paid out of profits earned more than 4 years from the year of the distribution.

Dividends received by a Cyprus tax resident company from a non-Cyprus tax resident company are exempt from SDC if the non-Cyprus tax resident company paying the dividend:

•	does not carry on, directly or indirectly, more than 50% investment activities which give rise to investment income; or
•

the foreign tax burden on the income of the company paying the dividend is not substantially lower than the tax burden of the company in Cyprus (substantially lower is interpreted as lower than 6.25%).

If there is a group with many layers of subsidiaries, the exemption from SDC will be extended and applied if the group does not carry on more than 50% activities leading to investment income. For the purpose of calculating the 50% threshold, intra-group dividends are ignored.

Investment income is not precisely defined in the Cyprus tax laws. According to Article 2 of the Income Tax Law, investment income “means any income which is not derived or arising from any business, employment, pensions or annuity.” Business is further defined as “commercial or manufacturing business, profession or vocation and includes any other business of a trading nature.”

If the dividends are taxable, any withholding tax paid overseas on the dividends can be relieved against the SDC irrespective of whether a double tax treaty exists or not. Underlying tax may also be given as a credit against the SDC if provided for under a double taxation treaty and/or if the dividend paying company is a tax resident in an EU member state.

Deemed dividend distribution rules

As from the tax year 2003 onwards, companies are deemed to have distributed to their Cyprus tax resident shareholders, 70% of their accounting profits after the deduction of corporation tax at the end of two years from the end of the year in which the profits were earned.

On such a deemed distribution 17% SDC should be withheld and paid over to the Cyprus Tax Authorities. The deemed distribution provisions do apply to Cyprus tax resident corporate shareholders but do not apply to non-Cyprus tax resident shareholders and to Cyprus tax resident but not domiciled individuals.

As from January 1, 2011, the term “corporation tax” has been extended to include the SDC, the capital gains tax and any taxes paid abroad that have not been credited against the corporation tax. These taxes are taken into consideration for the calculation of the company’s accounting profits subject to deemed distribution.

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

Dividends paid to Cyprus tax resident and domicile individuals are subject to 17% SDC which will be withheld at source by GDEV.

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

The SDC Law contains the following term and definition:

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, liquidity risk, and currency risk. For further discussion and sensitivity analysis of these risks, see Note 28 (Financial instruments – fair values and risk management—B. Financial risk management) to our audited consolidated financial statements for the fiscal year ended December 31, 2024, included elsewhere in this Annual Report.

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

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2024 as a consequence of the material weakness that our management and our independent registered public accounting firm identified in connection with the audit of the Company’s financial statements as of and for the year ended December 31, 2024 as discussed in 15.B. below.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was not effective due a deficiency that our management and our independent registered public accounting firm identified in connection with the audit of the Company's financial statements as of and for the year ended December 31, 2024, and which was determined to represent a material weakness in our internal control over financial reporting. The material weakness that was identified related to our inability to engage individuals and/or parties with adequate expertise to review the accounting of complex transactions.

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

D.	Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, we made the following changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

●	Enhanced controls over the revenue recognition process: implementation of procedures to monitor and detect potentially fraudulent activities in payment transactions across all primary products (Hero Wars: Dominion Era, Hero Wars: Alliance and Island Hoppers);
●	Enhanced controls over the financial reporting closing process: reconciliation of key operating segment data to the management reporting for the key segments.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The consolidated financial statements of GDEV Inc. as of December 31, 2024 and 2023, and for each of the years in the three-year period ended December 31, 2024, have been included herein in reliance upon the report of our independent registered public accounting firm, KPMG Certified Auditors S.A., Athens, Greece (“KPMG”), appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The Company appointed KPMG as the Company’s independent registered public accounting firm, effective as of January 11, 2023, succeeding JSC “Kept” (formerly JSC “KPMG”), Moscow, Russia, the Company’s former independent registered public accounting firm. KPMG became our principal accountant as of the 2022 fiscal year.

The table below sets out the total amount of fees, as broken down by category of service, for the services rendered by KPMG for the fiscal years ended December 31, 2024 and 2023.

Fees of KPMG

	Year ended December 31,
	2024	2023

	(in thousands of U.S. dollars)
Audit Fees	1,281	1,474
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	1,281	1,474

Audit Fees

Audit fees for the years ended December 31, 2024 and 2023 were related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

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

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Maximum number (or
				Total number of	approximate dollar
	Total number		Average price	shares (or units)	value) of shares (or
	of shares (or		paid per	purchased as part of	units) that may yet be
	units)		share (or	publicly announced	purchased under the
Period	purchased		units)	plans or programs	plans or programs
January 2024	1,655,425	(1)	$20.00	Not Applicable	Not Applicable
February 2024	101,601	(2)	$100.00	Not Applicable	Not Applicable

(1)	Shares purchased pursuant to the Tender Offer (i.e., other than through a publicly announced plan or program).

(2)Shares purchased pursuant to put options granted to certain previous shareholders of Cubic Games Studio Ltd (i.e., other than through a publicly announced plan or program).

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

ITEM 16G.  CORPORATE GOVERNANCE

As a British Virgin Islands company listed on the Nasdaq Global Market, we are subject to Nasdaq corporate governance listing standards. However, Rule 5615(a)(3) of The Listing Rules of the Nasdaq Stock Market (the “Nasdaq Rules”) permits foreign private issuers like us to follow certain home country corporate governance practices in lieu of certain provisions of the Rule 5600 Series of the Nasdaq Rules. A foreign private issuer that elects to follow a home country practice instead of such provisions, must disclose in its annual reports each requirement that it does not follow and describe the home country practice followed by it.

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
•

the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls (e.g. penetration testing to assess the level of infrastructure security);

•	cybersecurity awareness training of our employees, incident response personnel and senior management;
•	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
•	a third-party risk management process for key service providers, suppliers and vendors.

During the reporting period, we did not experience any cybersecurity incident that has materially affected or is reasonably likely to materially affect our operations, business strategy, results of operations, or financial condition. Nevertheless, despite our efforts, we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. For more information on our cybersecurity related risks, see “Item 3. Key Information—D. Risk Factors.”

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

Our management team, including the Head of Information Security and Chief Information Officer, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team’s experience includes 20 years of experience in cybersecurity – namely application, cloud and infrastructure security, cryptography, risk assessment, audit and compliance – and has obtained the following international certifications: ISACA CISA, ISC2 CISSP, AWS Certified Security - Specialty.

Our management team supervises efforts to take reasonable steps to detect any potential unauthorized actions or behaviors conducted through our information systems that may result in adverse effects on confidentiality, integrity, or availability of our information systems or any information residing therein.

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

ITEM 19.  EXHIBITS

The following documents are filed as part of this Annual Report or incorporated by reference herein:

Exhibit No.	Description	Incorporation by Reference
		Form	File Number	Exhibit No.	Filing Date
1.1	Amended and Restated Memorandum and Articles of Association of the Company.	20-F	001-40758	1.1	August 27, 2021
2.1	Specimen GDEV ordinary share certificate.	F-4	333-257103	4.1	June 15, 2021
2.2	Specimen GDEV warrant.	F-4	333-257103	4.2	June 15, 2021
2.3	Warrant Agreement, dated as of August 5, 2020, between Kismet and the Continental Stock Transfer & Trust Company.	F-4	333-257103	4.3	June 15, 2021
2.4	Assignment, Assumption and Amendment Agreement for Kismet’s outstanding warrants.	20-F	001-40758	2.4	August 27, 2021
2.5	Form of the existing Option Agreement.	F-4	333-257103	4.5	June 15, 2021
2.6	Form of the Assignment, Assumption and Amendment Agreement for Kismet’s outstanding option agreements.	F-4	333-257103	4.4	June 15, 2021
2.7	Description of Securities.	20-F	001-40758	2.7	April 29, 2022
4.1	Form of Director and Officer Indemnification Agreement.	20-F	001-40758	4.9	August 27, 2021
4.2	2021 Employee Stock Option Plan.	6-K	001-40758	99.1	November 19, 2021
4.3	Amendment No. 1 to 2021 Employee Stock Option Plan.	S-8 POS	333-261757	99.1	December 1, 2023
4.4	Sales Agreement, dated September 12, 2024, among the Issuer, Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc.	F-3	333-282062	1.2	September 12 2024
8.1*	Subsidiaries of GDEV.
11.1	GDEV Insider Trading Compliance Policy.	20-F	001-40758	11.1	April 29, 2024
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of KPMG Certified Auditors S.A.
15.3	Letter, dated January 17, 2023, from JSC “Kept” to the Securities and Exchange Commission.	6-K	001-40758	99.2	January 17, 2023
97.1	GDEV Policy for Recovery of Erroneously Awarded Compensation.	20-F	001-40758	97.1	April 29, 2024
101*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101*	Inline XBRL Calculation Linkbase Document.
101*	Inline XBRL Definition Linkbase Document.
101*	Inline XBRL Labels Linkbase Document.
101*	Inline XBRL Presentation Linkbase Document.
104*	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 has been formatted in Inline XBRL

(*)Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GDEV INC.
Date: March 31, 2025	By:	/s/Andrey Fadeev
	Name:	Andrey Fadeev
	Title:	Chief Executive Officer

GDEV Inc.

Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

together with the Report of Independent Registered Public Accounting Firm

GDEV Inc.

GDEV Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
GDEV Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of GDEV Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

We have served as the Company’s auditor since 2022.

/s/ KPMG Certified Auditors S.A.

Athens, Greece
March 31, 2025

GDEV Inc.

Consolidated Statements of Financial Position

As at December 31, 2024 and 2023

(in thousands of US$)

	Note	December 31, 2024	December 31, 2023
ASSETS
Non-current assets
Property and equipment	13	1,065	1,146
Right-of-use assets	17	1,846	2,920
Intangible assets	14	4,418	8,476
Goodwill	14	1,836	1,836
Deferred platform commission fees	25	67,110	73,996
Deferred tax asset	12	103	122
Other non-current investments	22	16,115	18,074
Other non-current assets		107	107
Total non-current assets		92,600	106,677
Current assets
Indemnification asset	14,15,20	2,232	2,443
Trade receivables and other current assets	18	42,131	51,903
Loans receivable	16	226	148
Other investments	22	23,757	84,236
Prepaid tax	12	201	3,349
Cash and cash equivalents	23	111,049	71,798
Total current assets		179,596	213,877
Total assets		272,196	320,554

LIABILITIES AND SHAREHOLDERS' EQUITY
Equity
Share capital	24	—	—
Additional paid-in capital	24	29,831	25,531
Share-based payments reserve	24	144,399	143,593
Treasury share reserve	24	(33,104)	—
Translation reserve	24	5,890	5,143
Accumulated deficit	24	(248,545)	(274,079)
Equity attributable to equity holders of the Company		(101,529)	(99,812)
Total equity		(101,529)	(99,812)
Non-current liabilities
Lease liabilities - non-current	17	18	983
Long-term deferred revenue	25	109,891	115,344
Share warrant obligations	21	365	1,278
Total non-current liabilities		110,274	117,605
Current liabilities
Lease liabilities - current	17	1,282	1,458
Trade and other payables	19	20,212	30,303
Provisions for non-income tax risks	3,20	1,233	1,354
Put option liabilities - current	3,14,15	15,002	28,995
Tax liability	3,12	3,029	6,473
Deferred revenue	25	222,693	234,178
Total current liabilities		263,451	302,761
Total liabilities		373,725	420,366
Total liabilities and shareholders' equity		272,196	320,554

The accompanying notes are an integral part of these consolidated financial statements.

GDEV Inc.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2024, 2023 and 2022

(in thousands of US$)

	Note	2024	2023	2022
Revenue	7	420,933	464,549	479,688
Costs and expenses
Cost of revenue:
Platform commissions	25	(91,272)	(109,020)	(129,623)
Game operation cost	8	(50,746)	(55,594)	(47,359)
Other operating income	7	2,232	2,053	1,327
Selling and marketing expenses	9	(209,092)	(226,262)	(153,188)
General and administrative expenses	10	(31,536)	(31,445)	(39,183)
Goodwill and investments in equity accounted associates' impairment	3	—	—	(62,828)
Impairment loss on trade and loan receivables and change in fair value of loans receivable	16,18,28	(22)	(5,919)	(29,987)
Total costs and expenses		(380,436)	(426,187)	(460,841)
Depreciation and amortization	14,15,18	—	—	—
Profit from operations		40,497	38,362	18,847
Finance income	11	3,715	5,248	1,868
Finance expenses	11	(7,558)	(4,047)	(2,191)
Change in fair value of share warrant obligation and other financial instruments	21,28	913	10,946	2,767
Share of loss of equity-accounted associates	15	(7,524)	(515)	(10,121)
Profit before income tax		30,043	49,994	11,170
Income tax expense	12	(4,509)	(3,879)	(3,760)
Profit for the year net of tax		25,534	46,115	7,410
Attributable to equity holders of the Company		25,534	46,115	7,303
Attributable to non-controlling interest		—	—	107
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss		686	1,837	3,338
Foreign currency translation difference		747	1,650	3,456
Other		(61)	187	(118)
Total comprehensive income for the year, net of tax		26,220	47,952	10,748
Attributable to equity holders of the Company		26,220	47,952	10,641
Attributable to non-controlling interest		—	—	107

Earnings per share:
Earnings attributable to ordinary equity holders of the parent, US$ - basic	6	1.40	2.34	0.37
Earnings attributable to ordinary equity holders of the parent, US$ - diluted	6	1.38	2.30	0.37

The accompanying notes are an integral part of these consolidated financial statements.

GDEV Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2024, 2023 and 2022

(in thousands of US$ except number of shares)

								Equity
								attributable
					Share-			to equity
		Number of		Additional	based			holders of	Non-
		shares	Share	paid-in	payments	Translation	Accumulated	the	controlling
	Note	outstanding	capital	capital	reserve	reserve	deficit	Company	interest	Total
Balance at January 1, 2022		19,652,310	—	25,879	140,489	37	(327,497)	(161,092)	44	(161,048)
Profit for the year		—	—	—	—	—	7,303	7,303	107	7,410
Other comprehensive income	24	—	—	(118)	—	3,456	—	3,338	—	3,338
Total comprehensive income for the year		—	—	(118)	—	3,456	7,303	10,641	107	10,748
Issue of ordinary shares related to business combination	14	56,930	—	(2,103)	—	—	—	(2,103)	—	(2,103)
Share-based payments	29	—	—	—	3,751	—	—	3,751	—	3,751
Distribution to shareholders		—	—	27	—	—	—	27	—	27
Elimination of non-controlling interest at disposal of subsidiaries		—	—	—	—	—	—	—	(151)	(151)
Total transactions with shareholders		56,930	—	(2,076)	3,751	—	—	1,675	(151)	1,524
Balance at December 31, 2022		19,709,240	—	23,685	144,240	3,493	(320,194)	(148,776)	—	(148,776)

								Equity
								attributable
		Number of		Additional	Share-based			to equity
		shares	Share	paid-in	payments	Translation	Accumulated	holders of the
	Note	outstanding	capital	capital	reserve	reserve	deficit	Company	Total
Balance at January 1, 2023		19,709,240	—	23,685	144,240	3,493	(320,194)	(148,776)	(148,776)
Profit for the year		—	—	—	—	—	46,115	46,115	46,115
Other comprehensive income	24	—	—	187	—	1,650	—	1,837	1,837
Total comprehensive income for the year		—	—	187	—	1,650	46,115	47,952	47,952
Share-based payments and exercise of options	29	54,901	—	1,659	(647)	—	—	1,012	1,012
Total transactions with shareholders		54,901	—	1,659	(647)	—	—	1,012	1,012
Balance at December 31, 2023		19,764,141	—	25,531	143,593	5,143	(274,079)	(99,812)	(99,812)

GDEV Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2024, 2023 and 2022

(in thousands of US$ except number of shares)

									Equity
									attributable
					Share-				to equity
		Number of		Additional	based				holders of
		shares	Share	paid-in	payments	Treasury	Translation	Accumulated	the
	Note	outstanding	capital	capital	reserve	share reserve	reserve	deficit	Company	Total
Balance at January 1, 2024		19,764,141	—	25,531	143,593	—	5,143	(274,079)	(99,812)	(99,812)
Profit for the year		—	—	—	—	—	—	25,534	25,534	25,534
Other comprehensive income	24	—	—	(61)	—	—	747	—	686	686
Total comprehensive income for the year		—	—	(61)	—	—	747	25,534	26,220	26,220
Issue of shares to Cubic Games Studio Ltd's previous shareholders	24	84,298	—	—	—	—	—	—	—	—
Share-based payments and exercise of options	29	19,487	—	402	806	—	—	—	1,208	1,208
Repurchase of shares under the put options and expiration of the put options	24	(101,601)	—	3,964	—	—	—	—	3,964	3,964
Repaid fractional shares due to reverse stock split	24	(97)	—	—	—	—	—	—	—	—
Shares issued in the ATM	24	214	—	(5)	—	5	—	—	—	—
Repurchase of shares resulted from Tender offer	24	(1,655,426)	—	—	—	(33,109)	—	—	(33,109)	(33,109)
Total transactions with shareholders		(1,653,125)	—	4,361	806	(33,104)	—	—	(27,937)	(27,937)
Balance at December 31, 2024		18,111,016	—	29,831	144,399	(33,104)	5,890	(248,545)	(101,529)	(101,529)

The accompanying notes are an integral part of these consolidated financial statements.

GDEV Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2024, 2023 and 2022

(in thousands of US$)

	Note	2024	2023	2022
Operating activities
Profit for the year, net of tax		25,534	46,115	7,410
Adjustments for:
Depreciation and amortization	8,9,10	6,181	6,276	6,901
Share-based payments expense	29	1,278	2,032	3,751
Goodwill and Investments in equity accounted associates impairment	14	—	—	62,828
Income from share and put option forfeiture and cancellation	14,24	—	(609)	—
Share of loss of equity-accounted associates	15	7,524	515	10,121
Impairment loss on trade and loan receivables and change in fair value of loans receivable	16,18,28	22	5,919	29,987
Property and equipment write-off	13	—	—	454
Impairment of intangible assets	14	—	—	547
Change in fair value of share warrant obligations and other financial instruments	21,28	(913)	(10,946)	(2,767)
Change in fair value of other investments	11	1,698	115	—
Unwinding of discount on the put option liability	11,14	129	129	366
Transaction costs	11	—	—	104
Trade and loan receivables write - off	16,18	59	119	81
Interest income	11	(2,344)	(4,017)	(1,639)
Interest expense	11	76	61	116
Lease modification loss	17	6	33	(11)
Gain on acquisition of associates	8	(47)	—	—
Loss on sale of subsidiaries	8	—	—	4,969
Dividend income	22	(1,371)	(1,231)	(231)
Foreign exchange loss	11	5,186	3,395	1,020
Income tax expense	12	4,509	3,879	3,760
		47,527	51,785	127,767
Changes in working capital:
Decrease in deferred platform commissions	25	6,886	20,686	21,851
Decrease in deferred revenue	25	(16,938)	(42,917)	(30,242)
Decrease/(increase) in trade and other receivables	18	6,012	(9,880)	(4,498)
(Decrease)/increase in trade and other payables	19	(10,394)	(632)	2,282
		(14,434)	(32,743)	(10,607)
Income tax paid		(4,568)	(1,088)	(1,078)
Interest received		—	—	—
Net cash flows generated from operating activities		28,525	17,954	116,082

Investing activities
Acquisition of intangible assets	14	(95)	(16)	(64)
Acquisition of property and equipment	13	(343)	(739)	(994)
Acquisition of subsidiary net of cash acquired	14	—	—	(54,113)
Investments in equity accounted associates	15	(7,524)	(515)	(17,970)
Loans granted	16	(601)	(1,933)	(31,659)
Proceeds from repayment of loans	16	472	969	746
Disposal of intangible assets and property and equipment	13,14	4	—	—
Acquisition of other investments	22	(63,865)	(107,159)	(67,729)
Proceeds from redemption of investments	22	126,156	75,484	—
Interest received	22	326	368	—
Dividends received	22	1,371	1,078	—
Net cash flows generated from/(used in) investing activities		55,901	(32,463)	(171,783)

Financing activities
Payments of lease liabilities	17	(1,591)	(1,892)	(2,013)
Proceeds from loans receivable	26	—	—	224
Repayment of borrowings		—	—	—
Interest on lease	17	(76)	(56)	(115)
Buy-back of the shares resulted from Tender offer	24	(33,109)	—	—
Payments from exercise of put option liability of Cubic Games Studio Ltd's previous shareholders	24	(10,159)	—	—
Net cash flows used in financing activities		(44,935)	(1,948)	(1,904)
Net increase/(decrease) in cash and cash equivalents for the year		39,491	(16,457)	(57,605)
Cash and cash equivalents at the beginning of the year	23	71,798	86,774	142,802
Effect of changes in exchange rates on cash held		(240)	1,481	1,577
Cash and cash equivalents at the end of the year		111,049	71,798	86,774

The accompanying notes are an integral part of these consolidated financial statements.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

1.   Reporting entity

GDEV Inc. (formerly, Nexters Inc.) (the “Company”) is a company incorporated under the laws of the British Virgin Islands on January 27, 2021, which was formed for the sole purpose of effectuating a merger with Kismet Acquisition One Corp , a special purpose acquisition company (“Kismet”).

The mailing and registered address of GDEV Inc.’s principal executive office is 55, Griva Digeni, 3101, Limassol, Cyprus.

GDEV Inc. is the direct parent of Nexters Global Ltd, which was incorporated in Cyprus on November 2, 2009 as a private limited liability company under the Cyprus Companies Law, Cap. 113. Nexters Global Ltd’s registered office is at Faneromenis 107, 6031, Larnaca, Cyprus. Nexters Global Ltd generates the majority of the Group’s revenues.

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2024 and December 31, 2023 and for the years ended December 31, 2024, 2023 and 2022.

The principal activities of the Company and its subsidiaries (the “Group”) are the development and publishing of online games for mobile, web and social platforms. The Group also derives revenue from advertising services in its online games. Information about the Company’s main subsidiaries is disclosed in Note 27.

The Company’s ordinary shares and warrants are listed on Nasdaq under the symbols GDEV and GDEVW, respectively. Effective August 28, 2024, the Company effected a 1-for-10 reverse share split of its issued and outstanding ordinary shares (Note 24). All share and per share amounts disclosed in the accompanying financial statements give effect to this reverse share split retroactively, for all periods presented.

The Group has no ultimate controlling party.

2.   Basis of presentation

2.1.  Statement of compliance

These consolidated financial statements are prepared in accordance with the IFRS Accounting Standards, as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issue by the Group’s Board of Directors on March 30, 2025.

2.2.  Going concern

The financial position of the Group, its cash flows and liquidity position are described in the consolidated financials statements and notes to these consolidated financial statements. In addition, Note 28 includes the Group’s policies for managing its liquidity risk.

The year 2022 marked the first time in over a decade that global gaming revenue experienced a year-over-year decline. In 2023, the gaming market remained stagnant at the levels of 2022, with only marginal revenue growth. However, in 2024, the mobile gaming sector showed signs of recovery. Within this recovery, the RPG genre faced unique challenges and shifts in player engagement. While other genres such as Strategy and Puzzle saw notable growth, RPGs experienced mixed results, with established franchises maintaining a strong presence but new titles struggling to gain traction. Live-service RPGs continued to perform well, benefiting from long-term player retention and monetization strategies, while traditional single-player RPGs faced pressure to adapt to evolving market dynamics.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Correlating with the general negative development in the gaming market, during 2023 and 2024, the Company’s Revenue declined in 2023 by 3% compared to 2022. In 2024, the Company’s Revenue continued to exhibit a downward trend, decreasing by 10% compared to 2023 indicating continued challenges in user acquisition and retention.

Despite these declines, the Company has been actively working to diversify its revenue streams and shifting its user acquisition strategy focusing on enhancing efficiency. Hero Wars remains the core revenue driver, but its share of total revenue decreased to 90% in 2024 and 2023 from 96% in 2022, as the Company expanded its portfolio.

The Company continues to benefit from a loyal player base, which helps sustain a level of revenue necessary to maintain operations. In 2023 and 2024, the average playing period of paying users in Hero Wars was 28 months, underscoring the importance of player retention in the Company’s business model.

As at December 31, 2024, the Company had a working capital deficit of approximately US$ 83.9 million and a net deficit of approximately US$ 101.5 million. Excluding the current portion of deferred revenue which will not require a cash outflow the Company has a working capital surplus of US$ 138.8 million. Despite the uncertainties related to the current economic volatility and taking into account significant positive cash inflows from operating activities, management’s assessment of revenue trends and principal risks and uncertainties, management has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, which is at least 12 months from the date of approval of the financial statements, as it expects that current loyal player basis together with the investments in the acquisition of new players will lead to further future inflows. At the same time the Group had as at December 31, 2024 significant balance of cash available as well as highly liquid investments for future spending which could cover approximately 1.6 times its annual fixed expenses (i.e. expenses excluding marketing and investments) even in the most adverse scenario of no bookings and revenue. Considering the effect of dividends paid in subsequent period this ratio would have been equal to at least 0.9, which, we believe is sufficient for the operations of the Group in the normal course of business.

Accordingly, the management is satisfied that the consolidated financial statements should be prepared on a going concern basis. Management believes that there is no material uncertainty that may cast significant doubt regarding the Company’s or the Group’s ability to continue as a going concern, please refer to Notes 28 for further details.

2.3.  Basis of presentation

These consolidated financial statements have been prepared based on historical cost basis unless disclosed otherwise and are presented in United States Dollars ($) which is also the functional currency of GDEV Inc. and Nexters Global Ltd. All amounts are presented in thousands, rounded to the nearest thousand unless indicated otherwise.

2.4.  Basis of consolidation

The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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

2.5.  Changes in accounting policies

During 2024 the Group applied a number of accounting standards effective from January 1, 2024 for the first time, but they do not have a material impact on the Group’s consolidated financial statements.

Standards and interpretations effective for the year ended December 31, 2024

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. The amendments had no material impact on the Group’s financial statements.

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively. The amendments had no material impact on the Group’s financial statements.

Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments did not have a material impact on the Group’s financial statements.

Standards issued but not yet effective

IFRS 18 Presentation and Disclosure in Financial Statements

On April 2024, the IASB issued the IFRS 18 - Presentation and Disclosure in Financial Statements which replaces IAS 1 - Presentation of Financial Statements and it becomes effective for annual reporting periods beginning on or after January 1, 2027.

IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (Amendments)

The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted. The amendments will require companies to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide.

The Group has not early adopted the above amendments and is in process of assessing the potential impact on the financial statements.

2.6.  Climate-related matters

The Group considers climate-related matters in estimates and assumptions, where appropriate. This assessment includes a wide range of possible impacts on the Group due to both physical and transition risks. Even though the Group believes its business model and products will still be viable after the transition to a low-carbon economy, climate-related matters increase the uncertainty in estimates and assumptions underpinning several items in the financial statements. Even though we do not believe that the climate-related risks currently have a significant impact on the financial statements, the Group is closely monitoring relevant changes and developments, such as new climate-related legislation.

3.   Summary of material accounting policies

The accounting policies have been applied consistently throughout the periods presented in these consolidated financial statements and were the same as those described below.

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested annually for impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating units that are expected to benefit from the synergies of the combination and/or from the future cash flows provided by the acquired businesses, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

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

The functional currency of the foreign operations is generally US Dollar or the respective local currency – Euro (€), Armenian dram (AMD), Kazakhstani tenge (KZT) or United Arab Emirates Dirham (AED). As at the reporting date, the assets and liabilities of these operations are translated into the presentation currency of the Group (the US$) at the rate of exchange at the reporting date and their statements of comprehensive income are translated at the average exchange rates for the year or exchange rates prevailing on the date of specific transactions. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign entity, the cumulative amount recognized in equity relating to that particular foreign operation is reclassified to the profit or loss.

3.3.  Property and equipment

3.3.1.Cost of property and equipment

Property and equipment are stated at cost less accumulated depreciation and any accumulated impairment loss. Expenditures for continuing repairs and maintenance are charged to the profit or loss as incurred.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group.

3.3.2.Depreciation and useful lives

Depreciation is recognized in profit or loss on the straight-line method over the useful lives of each part of an item of property and equipment.

The estimated useful lives of property and equipment for current and comparative periods are as follows:

• Computer hardware	2-5 years
• Furniture, fixtures and office equipment	5 years

Useful lives of leasehold improvements of leased office premises are determined as the lower of the useful life of the asset and the lease term. The asset’s residual values, useful lives and depreciation methods are reviewed, and adjusted as appropriate, at each financial year-end.

3.4.  Intangible assets

3.4.1.Software and other intangible assets

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

3.4.2.Useful life and amortization of intangible assets

The Group assesses whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of that useful life. An intangible asset is regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity. The Group did not have any intangible assets with indefinite useful life as at December 31, 2024 and 2023.

Intangible assets with finite lives are amortized on a straight-line basis over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The useful economic life of the Group’s intellectual property rights, including licenses, as at December 31, 2024 and 2023 is 4 years.

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

The carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the year are disclosed in Note 17.

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

3.7.  Financial assets

3.7.1.Initial recognition and measurement

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

3.7.2.Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in three categories:

●	Financial assets at amortized cost;
●	Financial assets at fair value through OCI (“FVOCI”);
●	Financial assets at fair value through profit or loss (“FVTPL”).

Financial assets at amortized cost

The Group measures financial assets at amortized cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes trade and other receivables, loan receivable to MX Capital Ltd and loans receivable to Castcrown Ltd and other current investments.

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

Financial assets at fair value through profit or loss (“FVTPL”)

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. Our convertible loans receivable to Castcrown Ltd and Levelapp Ltd have been classified as measured at FVTPL. The undrawn commitment to subscribe for convertible loans is accounted for as a derivative and is measured at FVTPL. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

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

3.8.  Financial liabilities

3.8.1.Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at amortized cost or fair value through profit or loss.

The Group’s financial liabilities predominantly include trade and other payables, put option liabilities, share warrant obligation, lease liabilities and contingent consideration.

3.8.2.Subsequent measurement

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

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of EIR method. The EIR amortization is included as finance costs in the net finance income/(costs) section of the consolidated statement of profit or loss and other comprehensive income.

3.8.3.Derecognition

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

3.8.4.Offsetting financial assets and liabilities

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

The Group did not offset any financial assets and liabilities as at December 31, 2024 and 2023.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

3.9.  Derivative financial instruments

The Company holds various derivative instruments issued as part of the acquisition of its investees (Note 15). Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are generally recognized in profit or loss.

The Company has not designated any of its derivatives as hedging instruments.

A contract that contains an obligation for an entity to purchase its own equity instruments for cash or another financial asset gives rise to financial liability for the present value of the redemption amount. This is the case even if the contract itself is an equity instrument. Financial liability is recognized initially at the present value of the redemption amount and is reclassified from equity.

An entity's contractual obligation to purchase its own equity instruments gives rise to a financial liability for the present value of the redemption amount even if the obligation to purchase is conditional on the counterparty exercising a right to redeem.

Subsequently, financial liability is measured in accordance with IFRS 9. In addition, in line with IAS 32,23, if the contract expires unexercised and without delivery, the carrying amount of the financial liability is reclassified to equity.

3.10. Cash and cash equivalents

Cash comprises cash at banks and in hand. Short-term deposits and highly liquid investments with an original maturity of three months or less are considered cash equivalents and are included as a component of cash and cash equivalents for the purpose of the consolidated statement of financial position and consolidated statement of cash flows.

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

Online Games. We operate our games as live services that allow players to play free of charge. Our identified performance obligation is to display the virtual items within the game over the estimated playing period of the paying player or until it is consumed in game play based upon the nature of the virtual item. Revenue is recognized either at a point in time or over time depending on the nature of virtual item displayed. Payment is required at time of purchase and the purchase price is a fixed amount.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Our games are distributed through third-party platforms, such as the Apple App Store, Facebook, Huawei, Google Play and our own website (the “platforms”). Players can purchase our virtual items through various widely accepted payment methods offered in the games, including Apple accounts, Google Play accounts, Huawei and Facebook local currency payments. Payments from players for virtual items are non-refundable and relate to non-cancellable contracts that specify our obligations. Payments for items which may be used through the playing period are initially recorded as deferred revenue

The transaction price which the Group collects from its consumers is equal to the gross amount we request to be charged to our player because we are the principal in the transaction. The related platform and payment processing fees are recorded as expense in the same period when the relevant revenue is recognized while the amount of the platform and payment processing fees, which relate to the deferred revenue, is recognized as deferred platform commission fees. Revenue is recognized net of taxes, such as VAT and sales tax. Taxes are normally withheld by platforms in accordance with local laws in relevant jurisdictions, and where the platform does not serve as a tax agent the Group uses estimates to determine related tax amounts.

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

3.15. Platform commissions

Platforms retain platform commissions and fees on each purchase made by the paying players through the platform. As revenues from sales of virtual items to paying players through the platform are deferred, the related platform commissions and fees are also deferred on the consolidated statement of financial position. Platform commissions represent contract costs an entity incurs to obtain a contract to provide digital goods and services to customers. The entity recognizes capitalized contract costs under IFRS 15, presenting them separately from contract assets and contract liabilities in the statement of financial position. Assets arising from costs to obtain a contract are similar in nature to intangible assets, thus classified as non-current. The deferred platform commissions are recognized in the consolidated statement of profit or loss and other comprehensive income in the period in which the related sales of virtual items for which revenue have been initially deferred are recognized as revenue.

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

The cost of cash-settled transactions is measured at fair value at the grant date using a relevant valuation model (for details see Note 29). The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date up to, and including the settlement date.

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

Interests in associates are included in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. They are initially recognized at cost which includes transaction costs. Contingent consideration arising from the acquisition of an equity-accounted investee is initially recognized at fair value as part of the cost of acquisition and subsequently accounted for as follows: a) Contingent consideration classified as equity is not remeasured and should accounted for its settlement in equity, b) Contingent consideration classified as an asset or a liability is remeasured to fair value at each reporting date until the contingency is settled, with changes in fair value recognized in profit or loss. Loans purchased or originated credit impaired (POCI loans) are initially recognized at fair value. For such loans originated in respect to the associates, the Company determined that they have zero fair value upon recognition. Therefore, the difference between the fair value at recognition and the cash paid was considered as an additional investment in the equity of the associate.

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

When the Group’s share of losses exceeds the carrying amount of the investment, the investment is reported at nil value and recognition of losses is discontinued except to the extent of the Group’s commitment to participate in losses.

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

3.20. Fair value measurements

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

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization at the end of each reporting period (Note 28).

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

Key areas of estimation uncertainty and critical judgments

In the process of applying the Group’s accounting policies, management has made the following key judgments and estimates, which have the most significant effect on the amounts recognized in the consolidated financial statements. Actual results could materially differ from those estimates.

●	Revenue recognition: categorization of in-game purchases between durable and consumable and determination of their periods of usage.
●	Revenue recognition: estimation of the average playing period of our users and estimation of the remaining lifespan of the games.
●	Uncertain tax positions - indirect taxes.
●	Classification and measurement of share warrant obligation.
●	Measurement of intangible assets recognized in business combination.
●	Measurement of the financial instruments issued as part of the investment in associates.
●	Assessment of control of associates

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

To separately account for consumable and durable virtual items, the Company specifically identifies each purchase for the majority of virtual items purchased in our games whether it relates to a durable or consumable item. The players may also purchase within the game virtual currencies which they may use in the future to acquire either durable or consumable virtual items. The performance obligations related to both virtual currency and virtual goods include the Company’s explicit promise to provide customers the right to use the virtual items and an implied promise to maintain the digital game environment. These obligations have been assessed as not distinct because they are highly interrelated and interdependent. As such, the Company accounts for them as a single performance obligation. Virtual currency follows the same revenue recognition pattern as for virtual goods, with the amounts allocated on consumable items being recognized when converted and amounts allocated to durable items recognized over the average playing period of paying users in our games.

The Company allocates unconverted virtual currency at the end of a period into either “durable virtual currency” or “consumable virtual currency” in alignment with the actual conversion pattern for durable virtual items and consumable virtual items purchased by players during the same period. No revenue is recognized on the sale of consumable virtual currency until such virtual currency is converted into virtual items. The balance of unconverted durable virtual currency follows the revenue recognition pattern for durable virtual items and, accordingly, its portion is allotted to deferred revenue at period end and recognized ratably over the average playing period of paying users in our games. Revenue recognition in respect of the balance of unconverted consumable virtual currency requires additional adjustments in order to ensure that only converted consumable virtual currency is recognized in a period. The Company adjusts the amount of revenue recognized for the reporting period by (a) removing the amount of revenue equal to the portion of unused consumable virtual currency at the reporting date and (b) adding back the amount of revenue equal to the portion of unused consumable virtual currency from previous reporting periods that were converted to virtual goods within the current reporting period. The amount of unconverted consumable virtual currency is included in deferred revenue at period end.

Estimate of players lifespan

We determine the estimated weighted average playing period of payers by game on a quarterly basis, beginning at the time of a player’s first purchase in the respective game and ending on a date when that paying player is deemed to be no longer playing. To determine when paying players are no longer playing a given game, we analyse the entire population of payers who made in-game payments in the relevant periods and determine whether each payer is an active or inactive player as at the date of our analysis. To determine which payers are inactive, we analyse the dates that each payer last logged into that game. We determine a player to be inactive once they have reached a period of inactivity for which it is probable that they will not return to a specific game. We use judgment to set a minimum period of inactivity to distinguish between active users and those that are deemed inactive at the date of evaluation which is currently determined as 30 days after last login date for the majority of platforms/games. Based on the actual expired lifespans and projection for active players, we then project an average expected lifespan term of the population.

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

Sensitivity to input parameters

Our estimates are sensitive to input parameters, particularly to change in proportion between durable and consumable items and to change in estimated player’s lifespan. Below is the analysis of sensitivity to these parameters:

●	While other parameters remain constant, an increase of the share of durable items in total payments by 10% would decrease reported revenues for 2024 and respectively increase deferred revenue balance as at December 31, 2024 by 20,699.
●	While other parameters remain constant, a decrease of the share of durable items in total payments by 10% would increase reported revenues for 2024 and respectively decrease deferred revenue balance as at December 31, 2024 by 20,934.
●	While other parameters remain constant, an increase/(decrease) of the share of consumable items in total payments by 10% would increase/(decrease) reported revenues for 2024 and respectively (decrease)/increase deferred revenue balance as at December 31, 2024 by 3,685.
●	While other parameters remain constant, an increase in the estimated lifespans applied in 2024 by 10% would decrease reported revenues for 2024 and respectively increase deferred revenue balance as at December 31, 2024 by 29,275.
●	While other parameters remain constant, a decrease in the estimated lifespans applied in 2024 by 10% would increase reported revenues for 2024 and respectively decrease deferred revenue balance as at December 31, 2024 by 31,136.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Uncertain tax positions - indirect taxes

Accounting for the tax uncertainties involves a significant judgment in respect of both assessment of the likelihood of the realization of the tax uncertainties and estimation uncertainty in their quantification/measurement.

The Group disclosed possible and accrued probable risks in respect of non-income tax uncertain tax positions. Management estimates the amount of risk based on its interpretation of the relevant legislation, in accordance with the current industry practice and in conformity with its assessment of the likelihood, which require considerable judgment (Note 20).

Classification and measurement of share warrant obligation

Upon completion of the merger with Kismet on August 26, 2021, each outstanding warrant to purchase Kismet’s ordinary shares was converted into a warrant to acquire one ordinary share of the Company, at a price of US$ 115 per share. A total of 20,250,000 Kismet warrants were converted into 20,249,993 warrants of the Company, 13,499,993 of which are public and 6,750,000 of which are private.

The Company accounts for the warrants in its financial statements as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments, based on the fact the fixed-for-fixed criteria is not met. This is due to the fact that investors can exercise their warrants on a cashless basis according to make-whole table, where warrants are exchanged into a fractional number of shares depending on the share price at time of redemption and remaining time to warrant expiration. The warrants are initially recorded at fair value and then remeasured at each reporting date until exercised or expired, with any change in fair value to be recognized in profit or loss within the caption Change in fair value of share warrant obligation and other financial instruments.

Management used the Monte Carlo simulations to determine the value of the Company’s private placement warrants and the Company’s public warrants as at December 31, 2022 due to the fact that the market price was not available as at December 31, 2022 as the trading of the Company’s public warrants was suspended at that time, while for the purpose of estimating fair value of private placement warrants and the public warrants as at December 31, 2023 and 2024 management used the traded market price observed at NASDAQ as at December 31, 2023 and 2024, as the trading of the Company’s warrants had resumed on the March 16, 2023 (see Note 21).

The Bloomberg Trinomial Model is used to value Private warrants as at December 31, 2023 and 2024. This is an option pricing model that calculates values using three possible price movements (up, middle, down) at each time step. It uses standard market inputs (price, strike, rates, volatility, time) and is integrated into Bloomberg terminals. The input parameters are based on the implied market price of Public warrants, which are then used to assess the price of Private warrants.

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

The valuation method used as at December 31, 2023 and 2024 was based on the quoted market price. Both types of warrants were valued this way due to the reasons discussed below (see Note 21).

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

In order to determine the fair value of the financial instruments (see Note 3 and 16) management applied the following assumptions:

●	Target payback of 365 days on marketing investments in customer acquisition (i.e. the period over which we expect to recover marketing expenses made) applied to the projected periods. This assumption is based on the historical effectiveness of marketing expenses for Hero Wars game and the adjustment applied by management related to uncertainty of the games being new.
●	Discount rate based on risk-free rate of 4.25%.
●	Valuation of investees based on multiples of Enterprise Value to Net Bookings of 1.15 and Enterprise Value to Investor’s consolidated management EBITDA of 10.08 based on consensus forecasted multiples from analytical reports.
●	Assumption of Standard deviation (Sigma parameter of GBM distribution) of marketing expenditure incurred in order to generate bookings over the projected period of time with bookings benchmarked against historic performance of the same genre games in the gaming industry and implying certain Failure rate for such games.

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

The Group measures financial instruments, such as derivatives at fair value at each reporting date. In addition, fair values of financial instruments measured at amortized cost are disclosed in Note 28.

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

Assessment of control of associates

In January 2022, the Company entered into a share purchase agreement to acquire 48.8% of the issued share capital of MX Capital Ltd and 49.5% of the issued share capital of Castcrown Ltd (refer to Note 15). As part of these acquisitions, the Company entered into a shareholders’ agreement with the remaining shareholders of the investees, which included a put and call option agreement allowing the Company to obtain control over 100% of the issued share capital of the investees. The Company also entered into loan agreements with the associates (refer to Note 16). After analyzing the share purchase agreements and other instruments issued, the Company concluded that it does not have the ability to direct the activities that significantly affect the investee’s returns - i.e. the relevant activities. The veto rights it retains based on the share purchase agreements are protective rights. Additionally, the Company does not hold any voting rights sufficient to unilaterally direct the relevant activities of the investees. Therefore, the Company does not have control over the investees and should not consolidate them.

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

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate. The mechanics of the ECL’s key elements’ calculations are outlined below:

-	PD: The Probability of Default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the facility has not been previously derecognized and is still in the portfolio.
-	EAD: The Exposure at Default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.
-	LGD: The Loss Given Default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD.

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

Software development costs

Our development teams, which develop the online games, follow an agile development process, whereas the preliminary project stage remains ongoing until just prior to worldwide launch of the game, at which time final feature selection occurs. As such, the development costs in respect of online games are expensed as incurred in our consolidated statement of profit or loss and other comprehensive income. We did not capitalize any online games development costs during the years ended December 31, 2024, 2023 and 2022, except for those acquired in the business combination.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Development expenditures in respect of the software for the internal use are recognized as an intangible asset when the Group can demonstrate the technical and commercial feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the asset and the ability to measure reliably the expenditure during development. We did not capitalize any software development costs during the years ended December 31, 2024, 2023 and 2022.

Impairment on non-financial assets

Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a DCF model. The cash flows are derived from the forecasts for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill recognized by the Group. The key assumptions used to determine the recoverable amount for the different CGUs are disclosed and further explained in Note 14.

Reclassifications to Prior Period Financial Statements and Adjustments

Reclassifications have been made in the Group’s consolidated statement of profit or loss and other comprehensive income of the comparative periods to correct an immaterial classification error, with regards to depreciation and amortization expense. For the years ended December 31, 2023 and 2022 the depreciation and amortization expense in the amount of 6,276 and 6,901 was reclassified from “Depreciation and amortization” and allocated to “Game operation cost”, “Selling and marketing expenses” and “General and administrative expenses” in the amounts of 3,925, 524 and 1,827 for 2023 and 3,323, 514 and 3,064 for 2022, respectively.

Furthermore, the Company has corrected immaterial errors in the “Segment reporting” Note for the comparative period of the year ended December 31, 2022 to:

(a)

adjust segment’s Management EBITDA for 2022 due to the improper classification of certain items to Nexters Global Ltd Management EBITDA instead of “other segments” Management EBITDA. Specifically, Nexters Global Ltd Management EBITDA for 2022 has been adjusted to 126,815 instead of 138,647, and other segments to -13,672 instead of -25,504, and

(b)

update the Segment Revenue line for 2022, which previously reflected the segment’s Total Bookings (i.e., Revenue before any deferral) (432,658 for Nexters Global Ltd and 16,788 for “other segments”) instead of Revenue (472,394 for Nexters Global Ltd and 7,294 for “other segments”).

5.   Segment reporting

A.Basis for segmentation

The Group operates through five operating segments, which are Nexters Global Ltd, Cubic Games Studio Ltd, MX Capital Ltd, Castcrown Ltd and Gamegears Ltd, while the last four of them are not considered to be reportable segments based on the criteria (quantitative thresholds) of IFRS 8. The financial information reviewed by our Chief Operating Decision Maker, which is our Board of Directors, is included within the operating segments mentioned above for purposes of allocating resources and evaluating financial performance.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The following summary describes the operations of the reportable segment:

Reportable segments	Operations
Nexters Global Ltd	Game development and publishing

B.Information about reportable segments

Information related to the reportable segment is set out below. Segment Management EBITDA is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments relative to the segments that operate in the same Group and is the primary measure reviewed by our Chief Operating Decision Maker.

The Company defines Management EBITDA as the net income/loss before income tax as presented in the Group’s consolidated financial statements in accordance with IFRS, adjusted to exclude (i) goodwill and investments in equity accounted associates’ impairment, (ii) finance income and expenses, (iii) share of loss of equity-accounted associates, (iv) depreciation and amortization, (v) share-based payments expenses, (vi) net effect from recognition of deferred net revenues, (vii) impairment loss on trade receivables and loan receivables, (viii) change in fair value of share warrant obligations and other financial instruments and (ix) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance.

		Other segments and
For the year ended December 31, 2024	Nexters Global Ltd	corporate activities	Total
Segment revenue	403,639	17,294	420,933
Segment Management EBITDA	49,894	(14,200)	N/A

		Other segments and
For the year ended December 31, 2023	Nexters Global Ltd	corporate activities	Total
Segment revenue	447,148	17,401	464,549
Segment Management EBITDA	43,975	(15,670)	N/A

		Other segments and
For the year ended December 31, 2022	Nexters Global Ltd	corporate activities	Total
Segment revenue	472,394	7,294	479,688
Segment Management EBITDA	126,815	(13,672)	N/A

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

C.Reconciliation of information on reportable segment to the amounts reported in the financial statements

	For the year ended	For the year ended	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Profit before income tax
Management EBITDA for reportable segments	49,894	43,975	126,815
Management EBITDA for other segments	(14,200)	(15,670)	(13,672)
Net effect from recognition of deferred net revenues	10,052	22,231	8,391
Depreciation and amortization	(6,181)	(6,276)	(6,901)
Finance income	3,715	5,248	1,868
Finance expenses	(7,558)	(4,047)	(2,191)
Share-based payments expense	(1,278)	(2,032)	(3,751)
Goodwill related adjustment	—	—	(62,828)
Impairment loss on trade receivables and loans receivable	(22)	(5,919)	(29,987)
Change in fair value of share warrant obligation and other financial instruments	913	10,946	2,767
Impairment loss on Intangible assets	—	—	(547)
Share of loss of equity-accounted associates	(7,524)	(515)	(10,121)
Other operating income	2,232	2,053	1,327
Consolidated profit before income tax	30,043	49,994	11,170

We disclose the geographical distribution of our revenue in Note 7. We do not have the ability to track revenue deferral on a by-country basis therefore we applied average deferral rate to in-game purchases disaggregated by geography.

Non-current assets excluding financial instruments and deferred taxes by geography are presented below:

December 31, 2024	Cyprus	Armenia	Kazakhstan	Total
Property and equipment	891	116	58	1,065
Right-of-use assets	1,451	395	—	1,846
Intangible assets	4,394	20	4	4,418
Goodwill	1,836	—	—	1,836
Long-term deferred platform commission fees	67,110	—	—	67,110
	75,682	531	62	76,275

December 31, 2023	Cyprus	Armenia	Kazakhstan	Total
Property and equipment	991	91	64	1,146
Right-of-use assets	2,667	253	—	2,920
Intangible assets	8,449	21	6	8,476
Goodwill	1,836	—	—	1,836
Long-term deferred platform commission fees	73,996	—	—	73,996
	87,939	365	70	88,374

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

6.   Earnings per share

Basic earnings/(loss) per share amounts are calculated by dividing profit/(loss) for the period net of tax attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings/(loss) per share amounts are calculated by dividing the net profit/(loss) for the period net of tax attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the potentially dilutive instruments into ordinary shares.

The following reflects the earnings and number of shares used in basic and diluted loss per share computations for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Profit for the year net of tax attributable to ordinary equity holders of the parent for basic earnings	25,534	46,115	7,303

Weighted average number of ordinary shares for basic earnings per share	18,204,262	19,739,686	19,797,137
Weighted average number of ordinary shares for diluted earnings per share	18,436,965	20,031,225	19,797,137

Earnings per share:
Earnings attributable to ordinary equity holders of the parent, US$ - basic	1.40	2.34	0.37
Earnings attributable to ordinary equity holders of the parent, US$ - diluted	1.38	2.30	0.37

The Company does not consider the effect of its public warrants and its private placement warrants in the calculation of diluted loss per share, since they do not have a dilutive effect as at the reporting date as they are out of the money. Deferred exchange shares are also not considered by the Company in the calculation of the basic and diluted earnings per share due to the expiration of the right to their receipt in respect of the entire number of 2,000,000 deferred exchange shares as of the reporting date.

The reconciliations of the weighted-average numbers of ordinary shares for basic and diluted earnings per share for each of the years ended December 31, 2024, 2023 and 2022 are presented below:

	2024	2023	2022
Weighted-average number of ordinary shares (basic) at 31 December	18,204,262	19,739,686	19,797,137
Effect of issue of ordinary shares related to Cubic Games Studio Ltd put option	—	87,897	—
Effect of share options to be issued	232,703	203,642	—
Weighted-average number of ordinary shares (diluted) at 31 December	18,436,965	20,031,225	19,797,137

7.   Revenue and other operating income

The following table summarizes revenue from contracts with customers for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
In-game purchases	393,854	434,326	459,660
Advertising	27,017	30,223	20,028
Licensing	62	—	—
Total	420,933	464,549	479,688

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The following table sets forth revenue disaggregated based on geographical location of our paying users:

	2024	2023	2022
US	143,031	163,818	160,314
Europe	126,210	117,183	101,320
Asia	91,872	111,123	124,322
Other	59,820	72,425	93,732
Total	420,933	464,549	479,688

90% of the Group’s total revenues for the year ended December 31, 2024 was generated by Hero Wars game title (90% - for the year ended December 31, 2023 and 96% for the year ended December 31, 2022. During the years ended December 31, 2024, 2023 and 2022 no individual end customer accounted for more than 10% of our revenues.

The other operating income mainly consists of grant received by Nexters Studio Armenia from the Ministry of Digitalization associated with the personal income tax benefit applicable to our employees in the amounts of 1,768, 1,319 and 306 for the years ended December 31, 2024, 2023 and 2022.

8.   Game operation cost

Game operation cost consists of employee benefits expenses and technical support services and the depreciation and amortization of the relevant asset related to these expenses. The following table summarizes game operation cost for the years ended December 31, 2024, 2023 and 2022.

	2024	2023	2022
Employee benefits expenses	(30,790)	(39,155)	(35,282)
Technical support services	(16,563)	(12,514)	(8,754)
Depreciation and amortization	(3,393)	(3,925)	(3,323)
	(50,746)	(55,594)	(47,359)

Technical support services mainly relate to maintenance and upgrades of the Group’s software applications provided by a third party and costs associated with hosting services.

9.  Selling and marketing expenses

The following table summarizes selling and marketing expenses, and the depreciation and amortization of the relevant assets relating to these expenses, for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Advertising costs	(200,824)	(218,351)	(146,449)
Employee benefits expenses	(6,770)	(7,387)	(6,225)
Depreciation and amortization	(1,498)	(524)	(514)
	(209,092)	(226,262)	(153,188)

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

10.  General and administrative expenses

The following table summarizes general and administrative expenses, and the depreciation and amortization of the relevant assets relating to these expenses for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Employee benefits expenses	(15,393)	(16,763)	(16,815)
Professional fees	(9,624)	(6,171)	(5,777)
Loss on sale of subsidiaries	—	—	(4,969)
Insurance liability expense	(954)	(1,473)	(1,522)
Impairment of Intangible assets	—	—	(547)
Other operating expenses	(4,275)	(5,211)	(6,489)
Depreciation and amortization	(1,290)	(1,827)	(3,064)
	(31,536)	(31,445)	(39,183)

11.  Finance income and finance expenses

The following table summarizes financial income and expenses for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Interest income under the effective interest method on:
-Debt securities - at amortized cost	1,976	2,536	222
- Debt securities - at FVOCI	69	68	13
- Loans receivable	70	1,403	1,404
- Tax refund	48	—	—
- Bank deposits	181	10	—
Total interest income arising from financial assets	2,344	4,017	1,639
Dividend income:
- Equity securities at FVTPL	1,371	1,231	229
Finance income - other	1,371	1,231	229
Financial assets at FVTPL - net change in fair value:
- Mandatorily measured at FVTPL - held for trading	(1,698)	(115)	—
Interest expense	(76)	(61)	(116)
Bank charges	(353)	(347)	(585)
Transaction cost	(116)	—	(104)
Unwinding of discount on the put option liability	(129)	(129)	(366)
Net foreign exchange loss	(5,186)	(3,395)	(1,020)
Finance expenses	(7,558)	(4,047)	(2,191)

12.  Taxation

For the years ended December 31, 2024, 2023 and 2022 the Group recognized income tax expense in the amount of 4,509, 3,879 and 3,760 respectively.

The applicable tax rate used for reconciliation of the effective tax rate below is 12.5%, which is the tax rate enacted in Cyprus, the place where our revenue is mainly generated, at the end of the reporting period. The holding company is established in British Virgin Islands which have a zero-rated income tax regime.

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

Starting from July 1, 2021, the Group applies the provisions of the New IP Regime, which are based on the nexus approach. According to the nexus approach, for an intangible asset to qualify for the benefits of the regime, there needs to be a direct link between the qualifying income and the qualifying expenses contributing to that income. An amount equal to 80% of the qualifying profits earned from qualifying intangible assets are excluded from the taxable profit and, as a result, the effective tax rate on eligible IP income can be as low as 2.5%.

Under both the Old and the New IP Regimes, in case a loss arises instead of profit, the amount of loss that can be set off is limited to 20%. The respective tax loss can be carried forward and utilized for the period of 5 years. Ending of the Old IP Box regime on June 30, 2021 and transition to the New IP Regime does not affect the amount of income tax recognized at December 31, 2024, nor is it expected to increase the Group’s future current tax charge significantly.

(b)Reconciliation of the effective tax rate

The reconciliation of the effective tax rate to a statutory tax rate is presented in a table below:

	2024	2023	2022
Profit before income tax	30,043	49,994	11,170
Tax calculated at the applicable tax rate	(3,755)	(6,235)	(1,396)
Effect of different tax rates in other countries	(218)	(226)	146
Tax effect of expenses not deductible for tax purposes and non-taxable income	(3,060)	(1,372)	(15,004)
Tax effect of deductions under special tax regimes	4,624	5,472	11,620
Tax effect of tax losses brought forward	350	620	2,011
Tax effect of not recognised deferred tax asset regarding the loss carryforward	(350)	(620)	(372)
Overseas tax in excess of credit claim used during the period	(2,115)	(1,515)	(786)
Underprovision of tax liability	—	(20)	—
Tax credits used	15	21	23
Special contribution for the defence fund	—	(4)	(2)
Income tax expense	(4,509)	(3,879)	(3,760)

Income tax liability as at the balance sheet date is 3,029 (6,473: as at December 31, 2023) and includes an amount of 558 recognized for certain tax uncertainties and risks regarding the determination of taxable income resulting from the acquisition of Cubic Games Studio Ltd.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

(c)Uncertainty over the income tax treatment and unrecognized deferred tax asset

Under the Cypriot law the tax losses may be carried forward for five years. Group companies may deduct losses against profits arising during the same tax year. As at December 31, 2024 the Group did not recognize a deferred tax asset of 21 resulting from the tax losses reported in 2021, because of the uncertainties regarding the Group’s ability to use the losses carried forward against the taxable profits in the future (as at December 31, 2023: 25). Tax losses for which no deferred tax asset was recognized mainly expire in 2026.

(d)Prepaid tax

As at December 31, 2024, prepaid tax amount relates to overpaid corporate income tax by Cubic Games Studio Ltd. As at December 31, 2023, prepaid tax amount mainly related to overpaid corporate tax of Nexters Global Limited.

On February 16, 2024, the tax examination of Nexters Global Ltd was finalised and the refund was approved and used to offset the tax liability for the years 2022 and 2023.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

13.  Property and equipment

	Computer	Furniture, fixtures
	hardware	and office equipment	Total
Carrying amounts
Balance at January 1, 2023	588	198	786
Cost
Balance at January 1, 2023	802	324	1,126
Additions	376	363	739
Disposals	(62)	(48)	(110)
Effect of foreign exchange rates	—	(1)	(1)
Balance at December 31, 2023	1,116	638	1,754

Accumulated depreciation
Balance at January 1, 2023	214	126	340
Depreciation for the year	239	72	311
Disposals	(28)	(15)	(43)
Balance at December 31, 2023	425	183	608

Carrying amounts
Balance at December 31, 2023	691	455	1,146

	Computer	Furniture, fixtures
	hardware	and office equipment	Total
Cost
Balance at January 1, 2024	1,116	638	1,754
Additions	318	25	343
Disposals	(8)	—	(8)
Effect of foreign exchange rates	(20)	(4)	(24)
Balance at December 31, 2024	1,406	659	2,065

Accumulated depreciation
Balance at January 1, 2024	425	183	608
Depreciation for the year	294	114	408
Disposals	(6)	—	(6)
Effect of foreign exchange rates	(9)	(1)	(10)
Balance at December 31, 2024	704	296	1,000

Carrying amounts
Balance at December 31, 2024	702	363	1,065

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

14.  Intangible assets and goodwill

Intangible assets

Reconciliation of carrying amount of Intangible assets is presented below:

	Computer	Licenses and
	software	IP rights	Total
Carrying amounts
Balance at January 1, 2023	33	12,944	12,977

Cost
Balance at January 1, 2023	795	17,637	18,432
Additions	14	2	16
Disposals	(5)	(1)	(6)
Effect of foreign exchange rates	(3)	2	(1)
Balance at December 31, 2023	801	17,640	18,441

Amortization
Balance at January 1, 2023	762	4,693	5,455
Amortization for the year	21	4,494	4,515
Effect of foreign exchange rates	(5)	—	(5)
Balance at December 31, 2023	778	9,187	9,965

Carrying amounts
Balance at December 31, 2023	23	8,453	8,476

	Computer	Licenses and
	software	IP rights	Total
Cost
Balance at January 1, 2024	801	17,640	18,441
Additions	2	93	95
Disposals	—	(2)	(2)
Effect of foreign exchange rates	(2)	(3)	(5)
Balance at December 31, 2024	801	17,728	18,529

Amortization
Balance at January 1, 2024	778	9,187	9,965
Amortization for the year	4	4,148	4,152
Impairment loss	—	(2)	(2)
Disposals	—	—	—
Effect of foreign exchange rates	(1)	(3)	(4)
Balance at December 31, 2024	781	13,330	14,111

Carrying amounts
Balance at December 31, 2024	20	4,398	4,418

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The intangible assets mainly include the assets related to the game “Pixel Gun” acquired as part of the acquisition of Cubic Games Studio Ltd. and were evaluated as discussed in Note 4 above. The respective intangible assets are amortized over a period of four years. The impairment attributable to intangible assets is accrued based on the CGU valuation as discussed below.

Business combinations

A.Acquisition of game development studios

On January 25, 2022, Company’s Board of directors approved the acquisition of interest in three game development studios, aiming at accelerating the Group’s product growth strategy and enlarging its player base.

The Company acquired 100%, 100%, 48.8% and 49.5% of the issued share capital of Gracevale Ltd (which was subsequently renamed to Cubic Games Studio Ltd), Lightmap LLC, MX Capital Ltd, and Castcrown Ltd, respectively.

On January 27, 2022, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) to acquire 100% of the issued share capital of Gracevale Ltd, developer and publisher of PixelGun 3D mobile shooter title, for a total consideration of up to 70,000. The deal included a cash consideration of 55,517, consideration in the form of the Company’s equity of 3,158, and a deferred share consideration of 8,237. In parallel with the acquisition of Gracevale Ltd, the Company also acquired 100% of Lightmap LLC for an amount of 150, which was taking part in the maintenance and support of Pixel Gun 3D. The two transactions were fully executed on January 31, 2022. The deal was accounted for as business combinations based on the provisions of IFRS 3. Gracevale Ltd was renamed to Cubic Games Studio Ltd on March 30, 2022.

Based on the Share Purchase Agreement at the date of acquisition the sellers received the option to require GDEV Inc. to acquire back the Company’s shares issued or to be issued to the seller as part of the acquisition for a price of $100.00 per share. There were two scenarios when the option would become exercisable:

-	the first scenario is when the shares are ineligible for sale on Nasdaq in one year from the date of allotment of such shares;
-	the second scenario represents a general right of the sellers to sell their outstanding consideration shares to GDEV Inc. no later than two years from the acquisition date.

The option was recognized on the acquisition date in the amount of 13,499 in the line Put option liability in this consolidated statement of financial position calculated as the present value of the redemption amount of the share consideration discounted using the Company’s incremental borrowing rate of 3%. The unwinding of the discount from the acquisition date until December 31, 2022 amounted to 366. Additional discount was accrued during the 2023 in amount of 129. The amount of discount accrued during the 2024 was 129. As at the end of the first quarter of 2024 the option was exercised by major part of the former shareholders of Cubic Games Studio Ltd while one part was forfeited. The part of the option in the amount of 3,964 which expired was reclassified to Additional paid-in capital.

The Group also recognized tax uncertainties and risks regarding the determination of taxable income, tax positions, and the calculation of tax liabilities resulting from the acquisition of Cubic Games Studio Ltd. The Group considered a range of possible outcomes and probability-weighted amounts associated with the tax risks to determine the expected value of the recognized tax risks in the amount of 558 as at December 31, 2024 and 678 as at December 31, 2023.

The Group also recognized a liability in respect of Cubic Games Studio Ltd in relation to indirect taxes (VAT and withholding/sale taxes), as it considered that there is a present obligation as a result of past events with the probable outflow of resources. The Company recognized the indemnification asset in the amount equal the total liability of the mentioned risks, as such indemnification was provided in the Share Purchase Agreement.

As at December 31, 2024 and 2023 the amount of the mentioned liability amounted to 1,257 and to 1,348 respectively.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

B.Consideration transferred

The following table summarizes the acquisition-date fair value of each major class of consideration transferred.

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

C.Fair value of the assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of Cubic Games Studio Ltd (Lightmap LLC did not have any material assets or liabilities) as at the date of acquisition were:

Fair value recognized on acquisition,
January 31, 2022, Cubic Games Studio Ltd
Assets
Property and equipment	68
Intangible assets (Note 4)	17,664
Right-of-use assets	230
Indemnification asset	3,159
Trade and other receivables	2,668
Cash and cash equivalents	1,555
Prepaid tax	260
25,604
Liabilities
Lease liabilities	(230)
Trade and other payables	(2,160)
Provisions for non-income tax risks (Note 21)	(1,381)
Tax liability (Note 21)	(1,721)
(5,492)
Total identifiable net assets at fair value	20,112
Goodwill arising on acquisition	46,950
Purchase consideration transferred	67,062

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

Cubic Games Group (i.e. Cubic Games Studio Ltd and its subsidiaries) as one CGU was tested for impairment as at December 31, 2022, 2023 and 2024.

From the date of acquisition Cubic Games Studio Ltd has contributed revenue of 7,294 and net loss before tax of 6,312 to the operations of the Group for the year when acquisition took place.

If the acquisition had taken place at the beginning of the year, consolidated revenue of the Group would have been 480,247 and profit before tax from for the period would have been 10,627.

For the details of measurement of the intangible assets recognized as at acquisition date see Note 4.

E.Reconciliation of carrying amount of goodwill

Cost

Balance at January 1, 2022	1,501
Acquisition through business combination	46,950
Goodwill impairment	(46,947)
Translation reserve	332
Balance at December 31, 2022	1,836
Change	—
Balance at December 31, 2023	1,836
Change	—
Balance at December 31, 2024	1,836

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The Group performed its annual impairment test as at December 31, 2022, 2023 and 2024.

The recoverable amount of the CGU of 9,606 as at December 31, 2022 was determined based on a fair value less cost of disposal using public peer group multiples, which was higher than value in use. Value in use was determined through a discounted cash flow method (DCF). For the DCF model the cash flow projections over the three-year period approved by the senior management of the CGU were used and the discount rate of 17.3% being equal to the WACC was applied to the projected cash flows. Fair value less cost of disposal was determined in the following way: for the public peer group analysis, a list of peer companies was compiled, which closely resembled the Group’s business model; the most appropriate multiples to estimate the value of the gaming company were identified as EV/EBITDA of 8.03 and 6.86 as forward multiples of 2023 and 2024, respectively, and the cost of disposal was estimated to be insignificant. As a result of this analysis, management has recognized an impairment charge of 47,494 related to the CGU Cubic Games Studio Ltd in the year ended December 31,2022, which was allocated to the goodwill attributed to this CGU in the amount of 46,947 and the remaining 547 was allocated to the Intangible asset. The impairment was the result of the overall decline in the gaming industry around the world, as well as the ongoing economic uncertainty, which led to a decrease in bookings in CGU Cubic Games Studio Ltd. Goodwill impairment charge is included in the line Goodwill and investment impairment in the consolidated statement of profit or loss and other comprehensive income, the impairment charge related to Intangible asset is included in the line General and administrative expenses in the consolidated statement of profit or loss and other comprehensive income.

The impairment process includes assumptions of significant importance, such as а EV/Bookings multiples, long-term growth rate over the forecasted period of 3%, the discount rate as a post-tax weighted average cost of capital (WACC), the list of peer companies etc. The assumptions used are based on management’s best judgment and were made using Level 2 inputs.

15.  Investments in equity accounted associates

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

Further earn-out payments of up to 35,000 may increase the consideration depending on achievement of certain agreed metrics by MX Capital Ltd (the “sellers earn-outs”). The fair value of such contingent consideration at acquisition was estimated at 2,297, based on Monte-Carlo simulations of monthly marketing expenses of the group’s financial model leading to expected pay-outs of earnouts.

The sellers earn-outs (contingent consideration) meet the definition of financial liabilities on the basis that they shall be settled in variable amounts of shares and/or cash depending on the achievement of certain targets by the relevant associates and are recognized within the line Other non-current liabilities in this consolidated statement of financial position. As at December 31, 2023 and December 31, 2024 these liabilities amounted to 0.

On the same date, the Company entered into a shareholders’ agreement with the remaining shareholder of MX Capital Ltd, which provided for a put and call options allowing the Company to obtain control over 100% of the issued share capital of MX Capital Ltd (the option shares). The price payable under the put and call options depends on achievement of certain agreed KPIs by MX Capital Ltd. The fair value of such symmetric option as at the December 31, 2023 was 0 for the asset and 15,002 for the liability with no changes in value during the year, ended December 31, 2024.

Pursuant to the terms of the agreement, in case that MX Capital did not achieve certain KPIs there would be a minimum value of 15,000 to be paid to shareholders of MX Capital. MX Capital did not achieve the KPIs and accordingly the value of the option is equal to the minimum value to be paid. The situation is the same in both years, resulting in no change to the value of the option.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Also, depending on the achievement of another set of KPIs by MX Capital Ltd, the Company must pay the remaining shareholders an amount not exceeding 100,000 as further consideration for the sale of the option shares (the “Founders earn-outs”).The fair value of Founders earn-outs at acquisition was 258 based on Monte-Carlo simulations of monthly marketing expenses of the group’s financial model leading to expected pay-outs of earnouts. As at both December 31, 2023 and December 31, 2024 these liabilities amounted to 0.

The MX Capital group’s loss net of tax for the year ended December 31, 2023 amounted to 17,246, GDEV Inc.’s share of these losses was 8,416, but it was not reflected in the consolidated statement of profit or loss, as the Group recognizes only the amount of losses until the moment carrying amount of the investment becomes zero.

The MX Capital group’s loss net of tax for the year ended December 31, 2024 amounted to 4,367, GDEV Inc.’s share of this loss was 2,131, but it is not reflected in the consolidated statement of profit or loss, as the Group recognizes only the amount of losses until the moment carrying amount of the investment becomes zero.

Castcrown Ltd

On January 27, 2022, the Company entered into a share purchase agreement to acquire approximately 49.5% of the issued share capital of Castcrown Ltd for a total consideration of 2,970. Castcrown Ltd stands behind Royal Ark, a game studio responsible for two survival RPG titles – Dawn of Zombies and Shelter Wars. On the same date, the Company entered into a shareholders’ agreement with the remaining shareholders of Castcrown Ltd, which provided for a put and call option agreement allowing the Company to obtain control over 100% of the issued share capital of Castcrown Ltd. The call option may be exercised no later than April 1, 2027. The put option may be exercised from April 1, 2027 to July 1, 2027. The price payable under the put and call options depends on achievement of certain agreed metrics by Castcrown Ltd and is based on a discount to a projected future enterprise valuation of the Company. In consideration for being granted this call option, the Company agreed to pay to the remaining shareholders an option premium of 1,200 (subject to the adjustment associated with the completion accounts, which related to the performance of Castcrown Ltd prior to the transaction). Following the finalization of the completion accounts, the option premium was adjusted to 515 and was paid to the remaining shareholders in February 2023. This convertible loan was measured through FVTPL. As at December 31, 2023 and December 31, 2024 these liabilities amounted to 0.

The Castcrown group’s loss net of tax for the year ended December 31, 2023 amounted to 1,695. GDEV Inc.’s share of these losses was reflected in the amount of 515 in the consolidated statement of profit or loss, as the Group recognizes only the amount of losses until the moment carrying amount of the investment becomes zero.

During the year ended December 31, 2024 certain loans granted to Castcrown Ltd. for which settlement was not likely to occur in the foreseeable future were treated as the investments into equity-accounted associates in accordance with IAS 28.38 (refer to Note 16 for details).

The Castcrown group’s loss net of tax for the year ended December 31, 2024 amounted to 9,527. GDEV Inc.’s share of these losses was 4,722, though the total share of loss of equity-accounted associates related to Castcrown Ltd amounted to 7,212 during the year ended December 31, 2024 including the losses of the Castcrown Ltd from prior periods that were not previously recognized in the consolidated statement of profit or loss due to the fact that the carrying amount of investment was 0 both at the December 31, 2023 and December 31, 2022.

As at December 10, 2024, Gamegears Ltd (formerly, Dragon Machines Ltd) acquired Winchange Ltd from the Castcrown group for consideration of 2 EUR. As a result, gain on bargain of this purchase amounted to 47.

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

During the year ended December 31, 2024 certain loans granted to Applife Limited. for which settlement was not likely to occur in the foreseeable future were treated as the investments into equity-accounted associates in accordance with IAS 28.38 (refer to Note 16 for details).

The total share of loss of equity-accounted associates related to Applife Limited amounted to 312 during the year ended December 31, 2024 and nil during the year ended December 31, 2023.

Carrying amounts of investments in equity accounted associates

The recoverable amount of the MX Capital Ltd CGU was 0 as at December 31, 2022. Both fair value less cost of disposal using public peer group multiples and the value in use indicated a negative value. Value in use was determined through a discounted cash flow method (DCF). For the DCF model the cash flow projections over the three-year period approved by the senior management of the CGU were used and the discount rate of 19.3% being equal to the WACC was applied to the projected cash flows. Fair value less cost of disposal was determined in the following way: for the public peer group analysis, a list of peer companies was compiled, which closely resembled the Group’s business model; the most appropriate multiples to estimate the value of the gaming company were identified as EV/Bookings of 1.2 and EV/EBITDA of 8.6 and the cost of disposal was estimated to be insignificant. As a result of this analysis, management recognized an impairment charge of 15,881 related to the CGU MX Capital Ltd in the year ended December 31, 2022.

The carrying amount of investments in our consolidated statement of financial position as at December 31, 2023 and 2024 being equal to 0 as at both dates, represents the initial values of the investment in MX Capital Ltd, Castcrown Ltd and Applife Limited less share of loss of the respective associate and impairment loss (where applicable).

No additional impairment was charged during the years ended December 31, 2023 and 2024.

16.  Loans receivable

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

Management has evaluated the remaining undrawn commitments under the loans to MX Capital Ltd and, given that the conditions of the remaining tranches were not expected to be met by the borrower, the respective traches have not been recognized because their fair value is nil.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Loans provided to Castcrown Ltd.

As part of the share purchase agreement with Castcrown Ltd, the Company entered into an unsecured convertible notes agreement on March 30, 2022 for the amount of up to 16,000 at an interest on 7% p.a. with the due date on March 31, 2025. The first tranche of the notes amounting to 1,500 was acquired on April 1, 2022 and the second tranche in the amount of 6,000 was acquired on May 31, 2022. A third tranche of 8,500 was not issued as at the date of these consolidated financial statement, as Castcrown Ltd did not achieve certain performance targets by December 31, 2024, which is a condition to issuance. Pursuant to the original terms of the notes, the Company could convert the notes no earlier than December 31, 2024, unless Castcrown Ltd has met the performance targets earlier than that.

Based on the new agreement concluded on August 31, 2023 the Company acquired an additional tranche of 600 at an interest of 7% p.a.

Based on the new convertible note agreement signed on February 15, 2024, the Group acquired the convertible notes issued by Castcrown Ltd. in the amount of 900 at an interest of 7% p.a. with the due date on May 31, 2025. On the same date a deed of amendment was concluded for the previously issued convertible notes, under which the deadline for conversion and meeting the performance targets was changed to May 31, 2025.

On May 14, 2024 a new convertible loan agreement was signed in the amount of 400 at an interest of 7% p.a. with the due date of May 31, 2025.

The fair value of conversion feature amounted to 0 as at both December 31, 2023 and December 31, 2024.

The convertible loans are accounted at fair value through profit or loss as the criteria for “the contractual terms of the financial asset give rise to cash flows that are solely payments of principal, and interest on the principal amount outstanding” is not met as the interest rate on convertible bonds is lower than market rate because the holder of the bond gets the benefit of choosing to take redemption in the form of cash or shares. The contractual cash flows are therefore not solely payments of principal and interest on the principal amount outstanding.

On March 26, 2024 a new loan agreement was signed for an amount of 649 (600 EUR) at an interest of 15% p.a. with the due date on September 25, 2025. The loan is accounted at amortized cost.

On May 23, 2024 a new loan agreement was signed for an amount of 107 (100 EUR) at an interest of 15% p.a. with the due date on November 23, 2025. The loan is accounted at amortized cost.

On August 19, 2024 a new loan agreement was signed for an amount of 943 (850 EUR) at an interest of 15% p.a. with the due date on February 19, 2026. The loan is accounted at amortized cost.

On November 12, 2024 a new loan agreement was signed for an amount of 1,500 at an interest of 12% p.a. with the due date on May 11, 2026. The loan is accounted at amortized cost.

On December 17, 2024 a new loan agreement was signed for an amount of 3,000 at an interest of 12% p.a. with the due date on June 17, 2026. The loan is accounted at amortized cost.

Management has evaluated the remaining undrawn commitments under the loans to Castcrown Ltd and MX Capital Ltd and given that the conditions of the remaining tranches were not expected to be met by the borrowers, the respective traches have not been recognized because their fair value is nil.

During the year ended December 31, 2024 the Group provided to Castcrown Ltd the loans in the total amount of 7,212 which are not expected to be settled in the foreseeable future. They therefore were treated as the investment into the equity-accounted associates in the full amount in accordance with IAS 28.38.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Loans provided to LEVELAPP Ltd.

On June 20, 2023, the Company entered into a loan agreement with LEVELAPP Ltd for 260. On June 20, 2023, the Guarantor, Applife Limited, and the Lender entered into the Deed of Shares Pledge and Assignment where 40% of all registered shares of Applife Limited were pledged.

As part of the share purchase agreement with LEVELAPP Ltd, the Company entered into a secured convertible notes agreement on October 23, 2023. The first tranche of the notes amounting to 678 was acquired on October 26, 2023, while 260 of the previously granted loan was repaid by the end of 2023.

On February 16, 2024 the Group acquired additional notes of LEVELAPP Ltd amounting to 312 based on convertible loan agreement. The full amount of this tranche was not expected to be settled in the foreseeable future, therefore it was treated as the investment into the equity-accounted associates in accordance with IAS 28.38.

On June 7, 2024 the Group agreed to extend the repayment date of the convertible loan note to October 30, 2025. On September 6, 2024 the Group agreed to decrease the percentage of pledged shares number to 10% of the issued and outstanding shares of Applife Limited.

Carrying amount of Loans receivable

	December 31, 2024	December 31, 2023
Balance at January 1	148	3,834
New loans granted	601	1,933
Repayments of principal	(472)	(969)
Interest charged	70	1,403
Interest received	—	—
Foreign exchange (gain) / loss	(62)	(18)
Expected credit losses/change in fair value	—	(6,000)
Write-off of loans receivable	(59)	(35)
Balance at December 31	226	148

For the year ended December 31, 2024 expected credit losses accrued for loans receivable consist of 0 of ECL on the loan receivable to MX Capital Ltd (4,320 for the year ended December 31, 2023) and 0 of ECL on the loan receivable to LEVELAPP Ltd (685 for the year ended December 31, 2023). Change in fair value of loan receivable amounted to 0 for the year ended December 31, 2024 (996 for the year ended December 31, 2023) from the change in the fair value of the loan receivable to Castcrown Ltd.

The change in fair value on the loan receivable to Castcrown Ltd was estimated based on provisions of IFRS 9 on an individual basis as 100% of the total amount as this is the percentage of cases in which the borrower will be in default based on Monte-Carlo simulation used by management to determine fair value of relevant financial instruments.

The amount of ECL on the loan receivable to Castcrown Ltd was accrued based on the provisions of IFRS 9 on an individual basis as 100% of the total amount less part of the payments started to be repaid based on additional agreement and factual repayment schedule.

The amount of ECL on the loan receivable to MX Capital Ltd was accrued based on the provisions of IFRS 9 on an individual basis as 100% of the total amount as this is the percentage of cases in which the borrower will be in default based on Monte-Carlo simulation used by management to determine fair value of relevant financial instruments. The management also considers that the fair value of the shares pledged equals to 0 in the calculation of ECL.

The amount of ECL on the loan receivable to LEVELAPP Ltd was accrued based on the provisions of IFRS 9 on an individual basis as 100% of the total amount as this is the percentage of cases in which the borrower will be in default based on the performance indicators of the company. The management also considers that the fair value of the shares pledged equals to 0 in the calculation of ECL.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

17.  Leases

	Right-of-use assets	Lease liabilities
Balance at January 1, 2023	1,462	1,187
Additions	3,641	3,641
Disposals	(175)	(175)
Loss on modification	(461)	(428)
Depreciation	(1,450)	—
Interest expense	—	56
Payments	—	(1,948)
Effect of foreign exchange rates	(97)	108
Balance at December 31, 2023	2,920	2,441

Lease liabilities - current		1,458
Lease liabilities - non-current		983

	Right-of-use assets	Lease liabilities
Balance at January 1, 2024	2,920	2,441
Additions	459	446
Loss on modification	80	86
Depreciation	(1,621)	—
Interest expense	—	76
Payments	—	(1,667)
Effect of foreign exchange rates	8	(82)
Balance at December 31, 2024	1,846	1,300

Lease liabilities - current		1,282
Lease liabilities - non-current		18

The amounts reflected in the item General and administrative expenses of the consolidated statement of profit or loss and other comprehensive income other than depreciation in relation to leases are presented in the table below:

	2024	2023	2022
Expense relating to short-term and low-value leases	225	246	292
Interest expense on lease liabilities	76	56	115
	301	302	407

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

On October 4, 2021 GDEV Inc. entered into a new lease agreement over the office spaces in Limassol, Cyprus. The lease original term was 3 years with an early termination option. Management decided not to account for this option while determining the amount of right-of-use assets and lease liabilities due to the fact that its exercise was not reasonably certain. The agreement was terminated in September of 2023.

On December 1, 2021 and October 4, 2022 Nexters Global Ltd entered into new lease agreements for vehicles. As the terms of the contracts were the same and were entered into at the same time with the same counterparty, the contracts were accounted for as a single contract. The lease original period was 5 years with an early termination option upon completion of 3 years. Management decided to account for this option while determining the amount of right-of-use assets and lease liabilities due to the fact its exercise is reasonably certain.

On August 9, 2022 Nexters Studio Armenia LLC entered into a new lease agreement over the co-working spaces in Yerevan, Armenia, the lease runs for 2 years. It was terminated at November 6, 2023. On December 1, 2023 Nexters Studio Armenia LLC entered into a sub-lease agreement for the same premises, but with a new lessor. In December 2024 it was renewed for one more year.

On March 1, 2023 Nexters Studio Armenia LLC entered into a new sub-lease agreement over the office spaces in Yerevan, Armenia, the lease runs for 1 year. Additionally, one more sub-lease agreement over the office spaces for 1 year was concluded on the May 5, 2023. In June, 2024 the agreement was renewed for 2 more years.

On June 22, 2023 Nexters Studio Armenia LLC entered into a new lease agreement over the warehouse spaces in Yerevan, Armenia, the lease runs for 1 year, which was modified and extended for 1 more year.

On July 7, 2023 Nexters Global Ltd entered into a new lease agreement over the office spaces in Limassol, Cyprus with a new owner. The lease runs for 3 years. In accordance with the lease agreement the annual lease shall be prepaid in advance.

The Group measures the lease liability at the present value of the remaining lease payments as if the acquired lease were a new lease at the acquisition date. The Group initially measures the right-of-use asset at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

Other than the office and car leases discussed above the Company has no other material leases.

Total cash outflow for leases recognized in the consolidated statement of cash flow is presented below:

	2024	2023	2022
Cash outflow for leases	1,591	1,892	2,013
Cash outflow for short-term and low-value leases	225	246	115
Total cash outflow for leases	1,816	2,138	2,128

All lease obligations of Cypriot companies are denominated in €. The rate of 3% per annum was used as the incremental borrowing rate.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

18.  Trade receivables and other current assets

	December 31, 2024	December 31, 2023
Trade receivables	32,886	45,442
Deposits and prepayments	4,274	3,250
VAT refundable	4,962	3,192
Other receivables	9	19
Total	42,131	51,903

The Group does not hold any collateral over the trade receivables balances, nor is there any related financing component.

The fair values of trade and other receivables approximate to their carrying amounts as presented above as they are mostly of a short-term nature.

The exposure of the Group to credit risk and impairment losses in relation to trade and other receivables is reported in Note 28 to these consolidated financial statements.

The amount of ECL balance in respect of trade and other receivables is 1,453 as at December 31, 2024 and 1,431 as at December 31, 2023.

19.  Trade and other payables

	December 31, 2024	December 31, 2023
Trade payables	12,945	21,709
Accrued salaries, bonuses, vacation pay and related taxes	3,123	3,599
Provision for indirect taxes	2,253	2,242
Accrued professional services	713	1,407
VAT payable	75	283
Indirect taxes payables	434	163
Other payables and advances received	669	900
Total	20,212	30,303

The Group recognized a liability in respect of Cubic Games Studio Ltd and Nexters Global Ltd of 277 and 2,410, respectively, as at December 31, 2024 (as at December 31, 2023: 284 and 2,121) in relation to indirect taxes (VAT and withholding/sale taxes), as it considered that there is a present obligation as a result of past events with the probable outflow of resources.

The exposure of the Group to liquidity risk in relation to financial instruments is reported in Note 28 to these consolidated financial statements.

20.  Provisions for non-income tax risks

The provisions consist of probable tax risks of Cubic Games Studio Ltd of 1,233 as at December 31, 2024 (as at December 31, 2023: 1,354). The Group recognizes the indemnification asset in the same amount in its consolidated statement of financial position.

It is mainly related to the acquired company’s indirect taxes risks together with the interest and penalties accrued which could be claimed by the relevant tax authorities.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

21.  Share warrant obligation

The fair value of Private and Public Warrants as at December 31, 2024 and 2023 is determined using Level 1 inputs and is measured using the quoted market price.

As at December 31, 2024 and 2023 Public Warrants’ price was taken from the market.

The Bloomberg Trinomial Model was used to value Private warrants as at December 31, 2023 and 2024. This is an option pricing model that calculates values using three possible price movements (up, middle, down) at each time step. It uses standard market inputs (price, strike, rates, volatility, time) and is integrated into Bloomberg terminals. The input parameters are based on the implied market price of Public warrants, which are then used to assess the price of Private warrants.

		Private
	Public Warrants	Warrants	Total
Balance at January 1, 2023	7,575	5,460	13,035
Fair value adjustment	(6,723)	(5,034)	(11,757)
Balance at December 31, 2023	852	426	1,278

		Private
	Public Warrants	Warrants	Total
Balance at January 1, 2024	852	426	1,278
Fair value adjustment	(609)	(304)	(913)
Balance at December 31, 2024	243	122	365

The change in fair value of share warrant obligation is included in the line Change in fair value of share warrant obligation and other financial instruments in the consolidated statement of profit or loss and other comprehensive income.

22.  Other investments

Other investments consist of the following:

	December 31, 2024	December 31, 2023
Other investments - current
1-3 Month T-Bill ETF (BIL) - at fair value through profit or loss	—	14,809
0.25% US treasury bills - at amortized cost	18,463	—
0% US treasury bills - at amortized cost	5,294	54,419
0.875% US treasury bills - at amortized cost	—	15,008
	23,757	84,236
Other investments - non-current
1.7% federal bonds German Government - at fair value through other comprehensive income	3,015	3,242
iShares 20+ Year Treasury Bond ETF (TLT) - at fair value through profit or loss	13,100	14,832
	16,115	18,074

Debt securities classified as fair value through other comprehensive income, denominated in EUR mature in 2032.

1-3 Month T-Bill ETF does not have a specific maturity date. It rolls over bonds to maintain exposure to the 20+ year segment of the relevant market.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

23.  Cash and cash equivalents

	December 31, 2024	December 31, 2023
Current accounts	66,153	71,783
Bank deposits	25,005	15
1-month 0% US T-Bill	19,891	—
Cash and cash equivalents	111,049	71,798

Impairment on cash and cash equivalents has been measured on a 12- month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents has low credit risk based on the external credit ratings of the counterparties. Therefore, no impairment allowance was recognized as at December 31, 2024 and 2023.

Currency	December 31, 2024	December 31, 2023
United States Dollars	94,293	58,840
Euro	16,113	12,533
Russian Ruble	74	89
Armenian Dram	35	55
Kazakhstani Tenge	529	269
United Arab Emirates Dirham	5	12
Total	111,049	71,798

24.  Share capital and reserves

Nature and purpose of reserves

Additional paid-in capital

The additional paid-in capital is used to recognize equity contributions from shareholders, Cubic Games Studio Ltd put option, exercise of share-based payments options and changes in fair value of other investments measured at FVOCI.

Cubic Games Studio Ltd’s sellers put option exercise notice

In February 2024 pursuant to the purchase agreement the Group issued 84,298 shares to certain sellers of Cubic Games Studio Ltd (i.e., Fat Slice Ltd, True Solutions Investments Ltd and Orly Holdings Ltd). In the same month they issued repurchase notices in accordance with the share purchase agreement for Cubic Games Studio Ltd for the maximum number of shares covered thereby: 101,601 shares for $100.00 per share. Based on these notices, the Group repurchased the shares in February of 2024. The amount of put option liability decreased by 10,160.

No similar notice was issued for an amount of 39,627 shares included in the put option liability. Therefore, an amount equal to 3,964 was reclassified to Additional paid-in capital in the consolidated financial statements ended December 31, 2024.

Share-based payments reserve

The share-based payments reserve is used to recognize the cost of equity-settled share-based payments provided to employees, including key management personnel and one service provider performing similar functions, as part of their remuneration, see Note 29 for further details.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Treasury share reserve

When shares are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

Tender offer and at-the-market offering

On December 19, 2023 GDEV Inc announced the commencement of a tender offer by the Company to purchase for cash a minimum of 1,500,000 of its ordinary shares, of no par value per ordinary share (the “Minimum Tender Condition”), up to a maximum of 2,000,000 shares, at a purchase price of $20.00 per share, net to the seller in cash, without interest, less any applicable withholding taxes, using funds available from cash and cash equivalents. The tender offer, proration period and withdrawal rights expired on January 18, 2024.

In accordance with the terms and conditions of the tender offer referenced above, and based on the final results reported by the Depositary, the Company has accepted for purchase 1,655,426 shares through the tender offer at a price of $20.00 per share, for an aggregate cost of approximately 33,109, excluding fees relating to the tender offer in the amount of 58, which are considered to be insignificant.

The shares acquired pursuant to the tender offer were classified as treasury shares, remaining available for the Company to issue in the future. In particular, subsequent to the completion of the tender offer, on September 12, 2024, the Company entered into a Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc. (together, the “Agents”), under which the Company may offer and sell, from time to time, 1,757,026 ordinary shares of the Company, held in treasury (including the shares acquired pursuant to the tender offer), through a designated Agent in an “at the market offering,” as defined in Rule 415(a)(4) promulgated under the Securities Act.

In the fourth quarter of 2024 the Company sold 214 shares for the total amount of US$5,223, which was reclassified from Treasury share reserve to Additional paid - in capital. The ATM related expenses such as legal and advisory costs amounted to 424. Since the ATM program duration is three years and there is a reasonable expectation that more shares will be issued, mentioned costs were deferred as a prepaid expense. These costs are classified as Deferred ATM Offering Costs included in the caption Deposits and prepayments of the Consolidated Statement of Financial Position as at December 31, 2024 until further issuance of shares occurs. At that point, such costs will be reclassified as a decrease of Additional Paid-In Capital in accordance with IAS 32.37.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations into the presentation currency of these consolidated financial statements; refer to the consolidated statement of changes in equity.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Share capital

Share capital as at December 31, 2024 and 2023 consisted from the following:

	2023	2023
	Number of shares	US$

Ordinary shares of $0 each	19,764,141	—
	19,764,141	—
Issued and fully paid
Balance at January 1, 2023	19,709,240	—
Issue of shares resulting from options exercise	54,901	—
Balance at December 31, 2023	19,764,141	—

	2024	2024
	Number of shares	US$

Ordinary shares of $0 each	18,111,016	—
	18,111,016	—
Issued and fully paid
Balance at January 1, 2024	19,764,141	—
Issue of ordinary shares related to business combination	84,298	—
Issue of shares resulting from options exercise	19,487	—
Repurchase of shares under the put options and expiration of the put options	(101,601)	—
Repaid fractional shares due to reverse stock split	(97)	—
Shares issued in the ATM	214	—
Repurchase of the shares resulted from Tender offer	(1,655,426)	—
Balance at December 31, 2024	18,111,016	—

Reverse share split

On August 21, 2024 the Group announced a ten-for one (10:1) reverse share split of its ordinary shares, of no par value per ordinary share (the “Reverse Share Split”). The Reverse Share Split became effective on August 28, 2024 and the Company’s ordinary shares began trading on a split-adjusted basis as at August 29, 2024.

All share and per share amounts disclosed throughout these consolidated financial statements have been retroactively updated to reflect this change.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

25.  Deferred revenue and deferred platform commission fees

Deferred revenue is associated with the portion of in-game purchases revenue that is recognized over time and is expected to be recognized over an estimated average playing period of the paying users. The performance obligations for both the virtual currency and the underlying virtual goods (comprising the right to use the virtual items and the maintenance of the digital game environment) have been assessed as highly interrelated and are therefore treated as a single performance obligation under IFRS 15. As a result, for the portion of unconverted currency expected to be used for durable items, revenue is recognized over the average playing period of paying users in our games beginning from the date of the virtual currency purchase. For the portion expected to be converted into consumable items, the unconverted virtual currency balance is included in the deferred revenue balance at the reporting date and recognized at a point in time upon the consumption of the virtual goods. At each period-end, we allocate the balance of unconverted virtual currency between consumable and durable items using the actual conversion mix observed during the reporting period.

The tables below summarize the change in deferred revenue and platform commission fees for the years ended December 31, 2024 and 2023:

2023
Liabilities (Deferred Revenue)
January 1,2023	392,439

Deferred during the year	305,115
Released to profit or loss	(348,032)

December 31, 2023	349,522

Current portion	234,178
Non-current portion	115,344

Assets (Deferred platform commission fees)
January 1, 2023	94,682

Deferred during the year	74,250
Released to profit or loss	(94,936)

December 31, 2023	73,996

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

2024
Liabilities (Deferred Revenue)
January 1,2024	349,522
Deferred during the year	293,923
Released to profit or loss	(310,861)
December 31, 2024	332,584
Current portion	222,693
Non-current portion	109,891
Assets (Deferred platform comission fees)
January 1,2024	73,996
Deferred during the year	72,320
Released to profit or loss	(79,206)
December 31, 2024	67,110

The Company uses a statistical estimation model to arrive at the average playing period of the paying users for each platform. As at both December 31, 2024 and 2023, player lifespan for Hero Wars averaged 28 months. The estimated player lifespan in other Company games as at December 31, 2024 averaged 13 month (December 31, 2023: 11 months).

The amount of revenue from in-app purchases recognized at a point in time is 82,993 for the year ended December 31, 2024 and 86,294 for the year ended December 31, 2023. The amount of related platform commissions expenses recognized is 12,066 for the year ended December 31, 2024 and 14,084 for the year ended December 31, 2023.

At December 31, 2024, unconverted virtual currency included in deferred revenue was 4,959, of which 4,063 was attributable to durable items and 896 to consumable items (December 31, 2023: 2,758 with 2,274 attributed to durable and 484 to consumable).

26.  Related party transactions

As at December 31, 2024, the Company’s key shareholders are Andrey Fadeev owning 21.97% of the Company’s issued and outstanding shares, Boris Gertsovsky owning 15.08%, and Dmitrii Bukhman and Igor Bukhman, each owning 20.54%.

An aggregate of 1,030,217 shares were acquired by the Company in the tender offer from one of the key shareholders of the Company and one of the key managers of the Group.

The transactions and balances with related parties are as follows:

(i)Directors and key management’s remuneration

The remuneration of Directors and other members of key management was as follows:

	2024	2023	2022
Directors' remuneration	1,420	1,803	1,153
-short-term employee benefits	920	1,538	944
-share-based payments	500	265	209
Other members of key management’s remuneration	1,455	1,867	2,080
-short-term employee benefits	885	802	817
-share-based payments	570	1,065	1,263
Total	2,875	3,670	3,233

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

(ii)Licensing revenue

	2024	2023	2022
Winchange Limited	51	—	—
Vistrex Limited	11	—	—
	62	—	—

As at December 31, 2024 Winchange Ltd is a 100% subsidiary of Gamegears Ltd; the amount presented above represents the Licensing revenue before the acquisition.

(iii)Other operating income

	2024	2023	2022
Income from technical support services from Cubic Games Studio Ltd to Castcrown Ltd	—	2	314
Income from technical support services from Nexters Armenia LLC to Castcrown Ltd	—	—	519
	—	2	833

(iv)Interest income

	2024	2023	2022
Castcrown Ltd	70	198	325
MX Capital Ltd	—	1,198	1,079
	70	1,396	1,404

(v)Selling and marketing expense

	2024	2023	2022
Advertising services from Castcrown to GameGears Ltd	44	—	—
	44	—	—

(vi)Trade and other receivables

	December 31,	December 31,
	2024	2023
Receivable from Vistrex Ltd in GameGears Ltd	13	—
Receivable from Vistrex Ltd in Winchange Ltd	7	—
	20	—

(vii)   Loans receivable

	December 31,	December 31,
	2024	2023
Loan to Castcrown Ltd - net (Note 17)	80	—
Loan to MX Capital Ltd - net (Note 17)	—	—
	80	—

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The amount of ECL in respect of loans receivable from related parties is 25,166 and the amount related to the change in fair value is 8,624 as at December 31, 2024 and is 25,166 and 8,624 accordingly as at December 31, 2023.

(viii)Trade and other payables

	December 31, 2024	December 31, 2023
Payable to Castcrown Ltd from GameGears Ltd	(46)	—
	(46)	—

27.  List of subsidiaries

Set out below is a list of subsidiaries of the Group. Ownership interest corresponds to voting rights.

	Ownership	Ownership
	Interest	Interest
	December 31,	December 31,
	2024	2023
Name	%	%
Flow Research S.L.	—	100
NHW Ltd	100	100
Nexters Global Ltd	100	100
Gamegears Ltd	100	100
Cubic Games Studio Ltd	100	100
Nexters Studio Armenia LLC	100	100
Nexters Studio Kazakhstan Ltd	100	100
Nexters Studio Portugal, Unipessoal LDA	100	100
Nexters Midasian FZ LLC	100	100
Nexters Finance Ltd	100	100
Nexters Lithuania UAB	100	100
GDEV Investments Ltd	100	100

Flow Research S.L.

Flow Research S.L. was incorporated in Barcelona, Spain, on November 10, 2017. The registered office of the company was at CL Fontanella 4, Orihuela Alicante, 03189 Spain. The company’s principal activities were creative design of online games. As at December 31, 2024 the company has ceased its operations and was liquidated.

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Gamegears Ltd (previously Dragon Machines Ltd and SGBOOST Limited)

Synergame Investment Ltd was incorporated in Limassol, Republic of Cyprus on September 1, 2021. The registered office of the company is Griva Digeni, 55, P.C. 3101, Limassol, Cyprus. The company’s principal activity are game development as well as the provision of independent developers with expertise and funds needed to launch their games and build successful international businesses. The company was renamed to SGBOOST Limited on May 12, 2022, to Dragon Machines Ltd on July 18, 2023 and, most recently, to Gamegears Ltd on August 27, 2024. On December 10, 2024 the Company acquired Winchange Ltd, which was previously accounted for as a part of Castcrown Ltd’s Group as associate.

Cubic Games Studio Ltd (previously Lightmap Ltd)

The group encompasses four legal entities – Lightmap Ltd, Cubic Games Ltd, Kadexo Ltd, Fellaway Ltd – each of which are incorporated in Cyprus. Lightmap Ltd is the owner of intellectual property (IP) rights. Cubic Games Ltd and Kadexo Ltd are the publishers of the games Pixel Gun 3D (“PG3D”) and Block City Wars (“BCW”), respectively. The publishers pay 97% of their revenue in license fees to Lightmap Ltd. Fellaway Ltd is dormant and is in the process of liquidation. Lightmap Ltd had an investment in another subsidiary entity, Britglow Ltd, which was also liquidated. The Group was renamed on July 18, 2023 to Cubic Games Studio Ltd.

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

Nexters Studio Portugal, Unipessoal LDA

Nexters Studio Portugal, Unipessoal LDA was incorporated in Lisboa, Portugal on February 2, 2023. The registered office of the company is Avenidas Novas 1050 046 Lisboa. The company’s principal activities are game support and consulting services. As at the date of these consolidated financial statements the company has ceased its operations and is dormant.

Nexters Finance Ltd

Nexters Finance Ltd was incorporated in Limassol, Republic of Cyprus on April 7, 2023. The registered office of the Company is at 28 Oktovriou 313, 3105, Limassol, Cyprus. The company’s principal activities are financial activities such as provision of loans.

Nexters Midasian FZ LLC

Nexters Midasian FZ LLC was incorporated in Ras Al Khaimah Economic Zone in UAE on January 24, 2023. As at the date of these financial statements the company has not yet started its active operations.

Nexters Lithuania UAB

Nexters Lithuania UAB was incorporated in Vilnus, Lithuania on June 27, 2023. The registered office of the company is Didžioji, 18, Vilnius. As at the date of these financial statements the company has not yet started its active operations.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

GDEV Investments Ltd (previously Tourish Limited)

Tourish Limited was acquired in Nicosia, Cyprus on May 29, 2023. The registered office of the company is Georgiou Griva Digeni, 113, Astromeritis, 2722, Nicosia, Cyprus. As at the date of these financial statements the company has not yet started its active operations. The company was renamed GDEV Investments Ltd on October 26, 2023.

28.  Financial instruments - fair values and risk management

A.	Accounting classifications

The following table shows the carrying amounts of financial assets and financial liabilities as at December 31, 2024 and 2023.

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

Financial assets are as follows:

	December 31,	December 31,
	2024	2023
Financial assets at amortized cost
Trade receivables	32,886	45,442
Cash	111,049	71,798
Loans receivable	226	148
Other investments - current	23,757	69,427
Total	167,918	186,815

	December 31,	December 31,
	2024	2023
Financial assets measured at fair value
Other investments - current - fair value through profit or loss - Level 1	—	14,809
Other investments - non-current - fair value through other comprehensive income - Level 1	3,015	3,242
Other investments - non-current - fair value through profit or loss - Level 1	13,100	14,832
Total	16,115	32,883

Financial liabilities are as follows:

	December 31,	December 31,
	2024	2023
Financial liabilities not measured at fair value
Trade and other payables	20,212	30,303
Total	20,212	30,303

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

	December 31,	December 31,
	2024	2023
Financial liabilities measured at fair value
Put option liability - Level 3	15,002	28,995
Share warrant obligations - Level 1	365	1,278
Total	15,367	30,273

B.	Capital management

The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The major components of the Group’s deployed capital are current assets excluding investments into liquid securities less current liabilities. The Group primarily invests capital into the new users through its marketing activities. Management monitors the return on capital targeting it to be in excess of the Group’s weighted average cost of capital in the long term, though the return on capital can substantially fluctuate from year to year depending on the Group’s ability to efficiently invest substantial capital into new users despite of the fact that the pay-off periods of these investments may be several months long. The Group achieved the return on capital of 51.0%, 39.7% and 13.5% for the years ended December 31, 2024, 2023 and 2022 respectively. The estimated weighted average cost of capital of the Group is 12.8%, 12.9% and 12.6% as at the December 31, 2024, 2023 and 2022 respectively.

The Group maintains no debt due to the Group’s substantial net cash flows from operating activities generated over the past few years which provided sufficient capital for its operations.

In January 2024 the Group acquired 1,655,426 of its shares through the tender offer at a price of $20.00 per share, for an aggregate cost of approximately 33,109, excluding the fees relating to the tender offer with the goal to reintroduce all or a portion of the shares acquired in the tender offer into the securities markets with the aim to bolster the trading liquidity of the shares by increasing its public float.

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

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the reporting date. The Group’s credit risk arises from Trade and other receivables, Loans receivable and Other investments. As at December 31, 2024 and 2023 the largest debtor of the Group constituted 29% and 30% of the Group’s Trade and other receivables, respectively, and the 3 largest debtors of the Group constituted 69% and 68% of the Group’s Trade and other receivables respectively.

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

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31,	December 31,
	2024	2023
Loans receivables	226	148
Trade receivables	32,886	45,442
Cash	111,049	71,798
Other investments - current	23,757	84,236
Other investments - non-current	16,115	18,074

Expected credit loss assessment for corporate customers as at December 31, 2024 and 2023

The Group allocates each exposure a credit risk grade based on data that is determined to be predictive of the risk of loss (including but not limited to external ratings, audited financial statements, management accounts, and cash flows projections) and applying experienced credit judgment.

Loan receivables

Loan receivables are provided to associates and the Company’s employees. The Group considers that its loans provided to associates have increased credit risk based on the weak recent performance of associates due to general market conditions. As a result, the specific provisions for ECL were booked in respect of the loans to associates. The ECL and change in fair value balance in respect of Loan receivables is 35,776 as at December 31, 2024 and 34,475 as at December 31, 2023. See Note 16 for the description of the methods used to estimate them.

Trade and other receivables

The ECL allowance in respect of Trade and other receivables is determined on the basis of the lifetime expected credit losses (“LTECL”). The Group uses the credit rating for each of the large debtors where available or makes its own judgment as to the credit quality of its debtors based on their most recent financial reporting or the rating assigned to their country of incorporation. After assigning the credit rating to each of the debtors the Group determines the probability of default (“PD”) and loss given default (“LGD”) based on the data published by the internationally recognized rating agencies. The determined amounts of allowances for ECL for each of the debtors are then adjusted for the forecasted macroeconomic factors, which include the forecasted unemployment rate in each of the countries where the debtors are incorporated and forecasted growth rate of the global gaming market from publicly available sources. The amount of ECL in respect of trade and other receivables is 1,453 as at December 31, 2024 and 1,431 as at December 31, 2023.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The following table provides information about the exposure to credit risk and ECL for trade receivables:

	Equivalent to	Weighted	Gross
	external	average loss	carrying	Impairment	Credit
December 31, 2023	credit rating	rate	amount	loss allowance	Impaired
Low risk	Aaa – A3	0.02%	41,558	(9)	No
Loss	Ca-C – Aa2	100%	1,422	(1,422)	Yes
			42,980	(1,431)

	Equivalent to	Weighted	Gross
	external	average	carrying	Impairment	Credit
December 31, 2024	credit rating	loss rate	amount	loss allowance	Impaired
Low risk	Baa3 – A3	0.03%	32,283	(6)	No
Loss	Ca-C – Aa2	100%	1,447	(1,447)	Yes
			33,730	(1,453)

Specific ECL provision for the entire amount of certain accounts receivable was booked as at December 31, 2024 and December 31, 2023 even though their relevant external credit rating is associated with low credit risk. We did so on the basis of specific evaluation where the Company came to a view that notwithstanding the sufficient credit rating the receipt of these accounts receivable is not likely within the foreseeable future due to specific regulatory and commercial circumstances.

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

	Carrying	Contractual	3 months	Between	Between
December 31, 2023	amounts	cash flows	or less	3–12 months	1–5 years
Non-derivative financial liabilities
Lease liabilities	2,441	2,519	322	1,198	999
Trade and other payables	30,303	30,303	30,303	—	—
	32,744	32,822	30,625	1,198	999

	Carrying	Contractual	3 months	Between 3‑12	Between 1‑5
December 31, 2023	amounts	cash flows	or less	months	years
Derivative financial liabilities
Share warrant obligation	1,278	1,278	—	—	1,278
Put option liability	28,995	28,995	7,349	21,646	—
	30,273	30,273	7,349	21,646	1,278

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

	Carrying	Contractual	3 months	Between	Between
December 31, 2024	amounts	cash flows	or less	3–12 months	1–5 years
Non-derivative financial liabilities
Lease liabilities	1,300	1,342	107	1,213	22
Trade and other payables	20,212	20,212	20,212	—	—
	21,512	21,554	20,319	1,213	22

	Carrying	Contractual	3 months	Between 3‑12	Between 1‑5
December 31, 2024	amounts	cash flows	or less	months	years
Derivative financial liabilities
Share warrant obligation	365	365	—	—	365
Put option liability	15,002	15,002	15,002	—	—
	15,367	15,367	15,002	—	365

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and/or equity prices will affect the Group’s income or the value of its financial instruments. The Company is not exposed to any equity risk.

The objective of the market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

a.	Currency risk

Currency risk is the risk that the values of and cash flows associated with financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Euro, the Russian Ruble, Armenian Dram, Kazakhstani Tenge, United Arab Emirates Dirham, British pound sterling and Japanese Yen. The Group’s management monitors the exchange rate fluctuations on a continuous basis and acts respectively.

The Group’s exposure to foreign currency risk was as follows:

December 31, 2023	Euro	Russian Ruble	Armenian Dram	Kazakhstani Tenge	United Arab Emirates dirham
Assets
Loans receivable	129	—	1	16	—
Trade and other receivables	10,001	—	142	15	—
Cash	12,533	89	55	269	11
	22,663	89	198	300	11
Liabilities
Lease liabilities	(2,234)	—	(207)	—	—
Trade and other payables	(5,325)	—	(922)	(82)	—
	(7,559)	—	(1,129)	(82)	—
Net exposure	15,104	89	(931)	218	11

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

					United Arab	British
December 31, 2024	Euro	Russian Ruble	Armenian Dram	Kazakhstani Tenge	Emirates dirham	pound sterling	Japanese yen
Assets
Loans receivable	212	—	13	—	—	—	—
Trade and other receivables	9,121	—	—	7	—	—	—
Cash	16,113	74	35	529	5	—	—
	25,446	74	48	536	5	—	—
Liabilities
Lease liabilities	(945)	—	(355)	—	—	—	—
Trade and other payables	(4,255)	—	(1,093)	(87)	(12)	(26)	(178)
	(5,200)	—	(1,448)	(87)	(12)	(26)	(178)
Net exposure	20,246	74	(1,400)	449	(7)	(26)	(178)

Sensitivity analysis

A reasonably possible 10% strengthening or weakening of the United States Dollar against the following currencies as at December 31, 2024 and 2023 would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Strengthening of US$	Weakening of US$ by
December 31, 2023	by 10%	10%
Euro	(1,510)	1,510
Russian Ruble	(9)	9
Armenian Dram	93	(93)
Kazakhstani Tenge	(22)	22
	(1,448)	1,448

	Strengthening of US$	Weakening of US$
December 31, 2024	by 10%	by 10%
Euro	(2,025)	2,025
Russian Ruble	(7)	7
Armenian Dram	140	(140)
Kazakhstani Tenge	(45)	45
United Arab Emirates dirham	1	(1)
British pound sterling	3	(3)
Japanese yen	18	(18)
	(1,915)	1,915

b.	Interest risk

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

D.Measurement of fair values

The transfer from Level 3 to Level 1 occurred in 2023 for the valuation of Public and Private warrants which were valued using Level 3 inputs (while from Level 1 to Level 3 in 2022). Due to the fact that the Company’s securities were suspended for trading as at December 31, 2022 and therefore the observable market price was not available, while as at December 31, 2023 and December 31, 2024 management used market price following the resumption of trading of the Company’s securities on March 16, 2023.

The following table shows a reconciliation from the opening balances to the closing balances for financial liabilities based on Level 3 fair values, including share warrant liability, which fair valuation was calculated based on Level 3 inputs as at opening balance of year 2023.

	Share warrant	Put option	Other non-
	obligation	liability	current
	(Note 4)	(Note 4)	liabilities
Balance at January 1, 2023	13,035	27,475	577
Net change in fair value	(11,757)	1,520	(577)
Balance at December 31, 2023	1,278	28,995	—

	Share warrant	Put option	Other non-
	obligation	liability	current
	(Note 4)	(Note 4)	liabilities
Balance at January 1, 2024	1,278	28,995	—
Net change in fair value	(913)	129	—
Cubic Games Studio Ltd's put option exercise/expiration	—	(14,122)	—
Balance at December 31, 2024	365	15,002	—

As at both December 31, 2023 and 2024 there were no financial assets with fair value of Level 3.

29.  Share-based payments

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

The Company granted a number of share options under the ESOP, including:

●	Newly granted share options;
●	Share options, which represent modification of the outstanding options (see Modified complex options further below).

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The common condition for both of these share option types is that they have service condition. The Group’s management believes that all employees, which received share-based compensation will continue to contribute to the Group’s projects and/or be employed by the Group during the respective vesting periods. Below is the descriptions of the options granted:

		No. of options	Vesting	Vesting
Type of options	Grant Date	outstanding	period	conditions
ESOP options	November 2021, depending on the employee	187,323*	2021 – 2026	Service condition
LTIP - Modified Class B complex vesting options	January 1, 2019	36,789*	2022-2026	Service condition
Total share options outstanding as at December 31, 2024		224,112	—	—
*	Options granted refer to GDEV Inc. shares (adjusted for reverse share split)

We classified these share-based payment transactions as equity-settled whereby the Group receives services in exchange for its own equity instruments. We recorded share-based payments expense in general and administrative expenses, game operation cost and selling and marketing expenses of our consolidated statement of profit or loss and other comprehensive income.

The table below summarizes the share-based payments expense for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Class B complex vesting	68	313	702
Complex conditional upon listing	—	—	—
Employee stock option plan	1,210	1,719	3,049
Total recorded expenses	1,278	2,032	3,751
therein recognized:
within Game operation cost	—	57	121
within Selling and marketing expenses	45	115	242
within General and administrative expenses	1,233	1,860	3,388

In relation to the share-based payment expense for the years ended December 31, 2024, 2023 and 2022 we recognized the increase in Other reserves of 1,278 and 2,032 and 3,751 as it corresponds to the equity settled portion of the share options.

The table below summarizes the number of outstanding share options at the beginning and the end of the years ended December 31, 2024, 2023 and 2022:

	Employee	Class B complex	Complex conditional
	stock option	vesting - related to	upon listing - related to
	plan	GDEV Inc. shares	to GDEV Inc. shares
Outstanding at the end of 2021 (units)	233,000	441,461	2,000
Forfeited	—	(29,431)	—
Outstanding at the end of 2022 (units)	233,000	412,030	2,000

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

During 2022 29,431 Modified Class B complex vesting options (units) were forfeited.

			Complex
	Employee	Class B complex	conditional upon
	stock option	vesting -related to	listing - related to
	plan	GDEV Inc shares	GDEV Inc shares
Outstanding at the beginning of 2023 (units)	233,000	412,030	2,000
Granted during the period (units)	4,546	—	—
Exercised during the period (units)	(19,909)	(44,146)	(2,000)
Forfeited	(20,000)	(183,942)	—
Cancelled	—	(132,438)	—
Outstanding at the end of 2023 (units)	197,636	51,504	—

During 2023 183,942 Modified Class B complex vesting options (units) and 20,000 options (units) of employee stock option plan were forfeited.

		Class B	Complex conditional
		complex vesting -	upon listing -
	Employee stock	related to GDEV	related to GDEV
	option plan	Inc shares	Inc shares
Outstanding at the beginning of 2024 (units)	197,636	51,504	—
Granted during the period (units)	22,620	—	—
Exercised during the period (units)	(7,933)	(14,715)	—
Forfeited	(25,000)	—	—
Outstanding at the end of 2024 (units)	187,323	36,789	—

During the year ended December 31, 2024 25,000 options (units) of employee stock option plan were forfeited.

Share options granted in 2021 (ESOP options)

The ESOP share options have only service conditions.

We have estimated the fair value of granted awards using Black-Scholes-Merton pricing model taking into account the terms and conditions on which the options were granted.

The following table presents fair value per one option and related assumptions used to estimate the fair value at the grant date:

Evaluation date (grant date)	November 16-30, 2021
Vesting period	60-90 months, depending on the employee
Share market price, US$	From 78.6 to 87.1
Strike (exercise) price, US$	0 or 100 depending on the grant
Expected volatility	36.15-37.88%
Dividend yield	0.0%
Risk-free interest rate	1.18-1.27%
Average grant-date FV of one option, US$	3.57

As at December 31, 2023 11 of the Group’s employees exercised first tranche of their ESOP option plan and one director all of his options, in total 19,909 options. Two of Group’s employees left the company, so the total balance of 20,000 of the options granted to the respective employees were forfeited, as none had been exercised by the time they left the Company.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

On August 23, 2024 the directors were granted additional 22,620 shares under the ESOP option plan. As at December 31, 2024 one of the Group’s employees exercised some of their ESOP option plan and one director in total 7,933 options. A total balance of 25,000 of the options granted to former employees of the Company were forfeited, as none of these had been exercised before the respective end of their employment with the Company.

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

The following table presents fair value of options and related parameters used to estimate the fair value of our options at the grant date and probability of vesting:

Evaluation date (grant date)	January 1, 2019
Equity value, US$ mln	132
Expected volatility	41.00%
Dividend yield	6.80%
Proxy net income indicator	0.041201
Discount for Lack of Marketability*	8.40%
Total FV for 130 complex options**	7,856.12

*- applied to the result of fair value estimation.

**- total FV of 130 complex options related to Nexters Global shares that in November of 2021 were modified into 441,461 complex options related to the shares in GDEV Inc.

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

As at December 31, 2023 management reviewed the assessment of future achievement of non-market performance targets and the remaining grant-date fair value was applied to the revised number of share options.

As at December 31, 2023 one of the Group’s employees exercised two tranches of 22,073 of his modified complex options. After the exercise the employee left the company and, therefore, the remaining 183,942 options forfeited as neither were exercised nor vested. Another employee included in the option plan is still employed by the Company and he exercised the same two tranches of 22,073 of his modified complex options, but as the management changed the plan related to the performance-based options, his 58,861 options were cancelled.

As at December 31, 2024 one of the Group’s employees exercised one additional tranche of 14,715.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

30.  Commitments and contingencies

Dispute with a contractual counterparty

The Company is currently involved in a dispute with one of its contractual counterparties, with each side having raised certain claims in relation to breaches of the relevant agreements, for which the counterparty has claimed a substantial amount of damages from the Company. As at the date of these financial statements, the effects and outcomes of this dispute cannot be reliably estimated, though the Company intends to rigorously defend its interest. In accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, the information otherwise required to be disclosed pursuant to that accounting standard in relation to the dispute has been omitted on the grounds that it can be expected to prejudice seriously the position of the Company.

Taxation

Although the Company generally is not responsible for indirect taxes (VAT and withholding sales taxes) generated on games accessed and operated through third-party platforms, we are responsible for collecting and remitting applicable sales, value added, use or similar taxes for revenue generated on games accessed and operated on our own platforms and/or in countries where the law requires the game publishers to pay such taxes even if games are made available for users through third-party platforms. Furthermore, an increasing number of U.S. states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. This is also the case in respect of the European Union, where value added taxes or digital services taxes were or may be imposed on companies making digital sales to consumers within the European Union. In addition, as taxation of IT industries is rapidly developing there is a risk that various tax authorities may interpret certain agreements or tax payment arrangements differently than the Company (including identification of the taxpayer and determination of the tax residency).

The Company believes that these consolidated financial statements reflect our best estimate of tax liabilities and uncertain tax positions, which are appropriately accounted for and/or disclosed in these consolidated financial statements. In respect of the above risks, we consider them to be reasonably possible of being materialized, however, the potential financial effects thereof cannot be presently reliably estimated.

31.   Russian Geopolitical and Economic Risks

As a result of the military actions in Ukraine, a number of governments, including those of the United States, United Kingdom and European Union, imposed unprecedented sanctions on specified persons and entities in Russia. While the situation remains highly fluid and additional sanctions are possible, neither we, nor any of our subsidiaries are currently subject to any sanctions that have been imposed. Nevertheless, as result of the ongoing conflict in Ukraine, many U.S. and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, tech, travel and logistics, manufacturing and others, have indefinitely suspended their operations and paused all commercial activities in Russia and Belarus. For example, Apple and Google, two of the primary platforms that distribute the Company’s games, have suspended their respective digital wallet and mobile payment services, Apple Pay and Google Pay, in relation to credit cards issued by Russian financial institutions that are the subject of sanctions. Players who access our games via these platforms in Russia may therefore be disconnected from the primary means to make in-game purchases. Based on our current geographical distribution of Revenues, management believes that the latest geopolitical developments will have certain residual negative effects on GDEV Inc.’s future financial performance, limited to the share of Revenues deriving from the markets of the former Soviet Union (FSU), which stood at 7% of our total Revenues for the year ended December 31, 2024 and which, as a percentage of our total Revenue, has been declining over the past few years. The exact effects cannot currently be reliably estimated due to the constantly changing environment.

The Group does not expect any material impact of the mentioned risks in 2024 and beyond.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

32.  Events after the reporting period

Shut down of the subsidiaries

The management is in the process of shutting down Nexters Studio Portugal, Unipessoal LDA. The management has assessed the effect of shutting down the mentioned subsidiary as not material for the Group.

Special Dividend

On February 20, 2025 the Company’s Board of Directors has authorized and approved a one-time, nonrecurring special cash dividend of $3.31 per share to the Company’s shareholders of record as of the close of business on March 3, 2025, representing an aggregate cash outflow of approximately $60 million, reducing the Company’s total cash and cash equivalents recorded on its Consolidated Statement of Financial Position as at December 31, 2024 commensurately. On March 11, 2025, the Company paid a dividend to various shareholders in the amount of 55,990, with an additional 4,020 remaining unpaid as at the date of these financial statements due to legal constraints.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

33.Quarterly financial information (Unaudited)

In March 2025, the Group identified an error related to the classification of the expired part of put option liability in its consolidated statements of financial position as at June 30, 2024 (no consolidated statements of financial position as at March 30, 2024 or September 30, 2024 were published by the Group).

During the periods noted, the derecognition of this financial liability was erroneously recorded in other financial income in the consolidated profit or loss as was considered as a linked instrument according to IFRIC19.

However, based on IAS 32.23 if the contract expires without delivery, the carrying amount of financial liability is to be reclassified to equity, as the puttable shares are ordinary shares which are not linked to the put option liability. The terms of ordinary shares do not include a put right, the put right is in fact the result of a bilateral agreement alone and documented as such in the SPA.

The impact of the restatement on the Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income for the period ended June 30, 2024 is presented in the table below.

There is no impact on the Unaudited Condensed Consolidated Interim Statements of Financial Position as at June 30, 2024 (no audited condensed consolidated interim statements of financial position as at March 31, 2024 or September 30, 2024 were published by the Group).

The impact of restatement on the Unaudited Condensed Consolidated Interim Statements of Changes in Equity is presented in the table below.

Repurchase of shares to Cubic Games Studio Ltd’s previous shareholders in Additional paid-in capital column would be 3,964 in the Unaudited Condensed Consolidated Interim Statements of Changes in Equity instead of previously reported 0 in all periods. Additional paid-in capital in capital in the Unaudited Condensed Consolidated Interim Statements of Changes in Equity would be 29,657 instead of 25,693 previously reported for the period ended June 30, 2024.

	As Reported		As Restated
	Additional paid-in		Additional paid-in
	capital	Adjustment	capital

Balance at January 1, 2024	25,531	—	25,531
Other comprehensive income	(138)	—	(138)
Total comprehensive income for the period	(138)	—	(138)
Share-based payments and exercise of options	300	—	300
Repurchase of shares under the put options and expiration of the put options	—	3,964	3,964
Total transactions with shareholders	300	3,964	4,264
Balance at June 30, 2024	25,693	3,964	29,657

As the Group has not published full sets of financial statements for the three months ended March 31, 2024 or for the nine months ended September 30, 2024, the restatement set forth above in respect of each of those periods only affected the profit/loss for the period, net of tax, as presented in the earnings press releases published on May 28, 2024 and November 14, 2024, respectively. After giving effect to the aforementioned restatement:

●	the loss for the period, net of tax, for the three months ended March 31, 2024 would have been $4 million instead of $1 million as previously reported; and

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

●	the profit for the period, net of tax, for the nine months ended September 30, 2024 would have been $24 million instead of $28 million as previously reported.

During the periods noted losses for POCI loans were erroneously classified as Impairment loss on trade and loan receivables and change in fair value of loans receivable. For such loans originated in respect to the associates, the Company determined that they have zero fair value upon recognition. Therefore, the difference between the fair value at recognition and the cash paid was considered as an additional investment in the equity of the associate (see Note 16).

		As Reported	Adjustment	As Restated
		Six months ended	Six months ended	Six months ended
	Note	June 30, 2024	June 30, 2024	June 30, 2024
Revenue	7	212,755	—	212,755
Costs and expenses
Cost of revenue:
Platform commissions	7,25	(46,408)	—	(46,408)
Game operation cost	8	(25,208)	—	(25,208)
Other operating income		719	—	719
Selling and marketing expenses	9	(110,541)	—	(110,541)
General and administrative expenses	10	(16,131)	—	(16,131)
Impairment loss on trade and loan receivables and change in fair value of loans receivable	16,18,28	(2,073)	2,073	—
Total costs and expenses		(199,642)	2,073	(197,569)
Profit from operations		13,113	2,073	15,186
Other financial income	14,24	3,964	(3,964)	—
Finance income	11	1,721	—	1,721
Finance expenses	11	(3,926)	—	(3,926)
Change in fair value of share warrant obligation and other financial instruments	21,28	265	—	265
Share of loss of equity - accounted associates		—	(2,073)	(2,073)
Profit before income tax		15,137	(3,964)	11,173
Income tax expense	12	(1,864)	—	(1,864)
Profit for the period net of tax		13,273	(3,964)	9,309
Attributable to equity holders of the Company		13,273	(3,964)	9,309
Items that are or may be reclassified subsequently to profit or loss		623	—	623
Foreign currency translation difference		761	—	761
Other		(138)	—	(138)
Total comprehensive income for the period, net of tax		13,896	(3,964)	9,932
Attributable to equity holders of the Company		13,896	(3,964)	9,932
Earnings per share:
Earnings attributable to ordinary equity holders of the parent, US$ - basic	6	0.73	(0.22)	0.51
Earnings attributable to ordinary equity holders of the parent, US$ - diluted	6	0.72	(0.22)	0.50