Form 20-F
period 2025-12-31
GDEV Inc.
filed 2026-03-31
CIK 1848739

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Andrey Fadeev

Chief Executive Officer

GDEV Inc.

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35725580040

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	GDEV	The Nasdaq Global Market
Warrants	GDEVW	The Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report:              18,150,489            ordinary shares.

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

Auditor Name: KPMG Somekh Chaikin	Auditor Location: Tel Aviv, Israel	Auditor Firm ID: 1057

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

“IAP” means in-app purchase.

“IFRS” means IFRS Accounting Standards as adopted by the International Accounting Standards Board.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Kismet” means, prior to the Transactions, Kismet Acquisition One Corp, a company incorporated under the laws of the British Virgin Islands.

“Kismet founder shares” means the Kismet ordinary shares issued prior to Kismet’s initial public offering of Kismet units, consummated on August 10, 2020.

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

“RPG” means role-playing game.

“SEC” means the U.S. Securities Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Sponsor” means Kismet Sponsor Limited, a British Virgin Islands business company.

“Transactions” means the transactions contemplated by the Business Combination Agreement, including, unless the context otherwise requires, the private investment in public equity (PIPE) subscription financing.

“Warrant Agreement” means the warrant agreement governing GDEV’s outstanding warrants, comprising the warrant agreement, dated as of August 5, 2020, between Kismet and Continental Stock Transfer & Trust Company and the assignment, assumption and amendment agreement, dated as of August 25, 2021, by and among Kismet, the Issuer and Continental Stock Transfer & Trust Company. GDEV’s outstanding warrants expire at 5:00 p.m. New York City time, on August 26, 2026.

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

Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this Annual Report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions. Many factors could cause actual results or performance to be materially different from those expressed or implied by the forward-looking statements in this Annual Report, including among other things:

●	our ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities;
●	our ability to enhance our product offering and monetization techniques to achieve significant customer lifetime value;
●	our ability to improve and expand available traffic channels as well as open and utilize new ones to effectively acquire paying users;
●	changes in general economic or political conditions in the countries or regions in which we operate;
●	changes, conditions or effects that generally affect the mobile game industry;
●	our potential inability to achieve our projected Bookings growth and build the scale of our platform;
●	our potential inability to maintain our current revenue stream and our relationships with players and advertisers;
●	the enforceability of our intellectual property and protection of our proprietary information;
●	the risk to our business, operations and plans if internal processes and information technology systems are not properly maintained and risks associated with our operational reliance on third parties, including third-party platforms and infrastructure;
●	the risk to our business, operations and plans from cyber-attacks or other privacy or data security incidents;
●	the ability to maintain the listing of our securities on a recognized securities exchange;
●	changes in the competitive and regulated industries in which we operate, variations in operating performance across competitors, changes in laws and regulations (including data privacy, cybersecurity and tax laws and regulations) affecting our business and changes in our capital structure;
●	the risk of downturns and a changing regulatory landscape in the highly competitive industry in which we operate;
●	the effect of global epidemics and contagious disease outbreaks, and public perception thereof;

●	volatility in the price of our securities, including as a result of sales of substantial number of shares into the public market by holders of our securities; and
●	the other matters described in the section titled “Item 3. Key Information—D. Risk Factors.”

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

Summary of Risk Factors

The risks more fully described below that relate to our business include, but are not limited to, the following important risks:

●	We rely on third-party distribution platforms, such as the iOS App Store, Facebook, and Google Play Store, to distribute our games and collect revenues generated on such platforms, and rely on third-party payment processors, such as Xsolla, to collect certain web-based revenues, and such platforms and payment processors may adversely change their policies.
●	Our core game offering, Hero Wars, generates a substantial portion of our revenue.
●	A small percentage of total users have generated a majority of our revenues.
●	Our free-to-play business model, and the value of virtual items sold in our games, is highly dependent on how we manage the game revenues and pricing models.
●	We may be unable to successfully develop new games.
●	We operate in a highly competitive industry with low barriers to entry.
●	Legal or regulatory restrictions or proceedings could adversely impact our business and limit the growth of our operations.

●	Security breaches or other disruptions could compromise our information or the information of our players and expose us to liability.
●	Our inability to protect our intellectual property and proprietary information could adversely impact our business.
●	Our use of open source software in connection with certain of our games, may pose particular risks to our proprietary software, games and services in a manner that could have a negative impact on our business.
●	We face added business, political, regulatory, operational, financial and economic risks as a result of our operations and distribution in a variety of countries.
●	We have no controlling shareholders, however, the loss of one or more of our largest shareholders could significantly harm our business.
●	The price of our ordinary shares and warrants may be volatile.
●	If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

Risks Related to the Company’s Business and Operations

We rely on third-party distribution platforms, such as the iOS App Store, Facebook, Huawei and Google Play Store, to distribute our games and collect revenues generated on such platforms, and rely on third-party payment processors, such as Xsolla, to collect certain web-based revenues, and such platforms and payment processors may adversely change their policies.

Our games are primarily accessed and operated through distribution platforms such as Apple, Facebook, Google, and Huawei AppGallery, which serve as significant online distribution channels for our games. In addition, we rely on third-party payment processing and merchant-of-record solutions, such as Xsolla, for revenues generated through our web browser channel. Substantially all of the virtual items that we or our distributors sell to paying players are purchased using the payment processing systems of these platforms. Consequently, our prospects and expansion depend on our continued relationships with these providers, and any other emerging platform providers that are widely adopted by our target players. We and our distributors are subject to the standard terms and conditions of these platform providers for application developers, which govern the content, promotion, distribution, operation of games and other applications on their platforms, as well as the terms of the payment processing services provided by the platforms, and which the platform providers can change unilaterally with little or no notice. Our business would be harmed if:

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

If our platform providers do not perform their obligations in accordance with our platform agreements, we could be adversely impacted. For example, in the past, some of these platform providers have been unavailable for short periods of time, unexpectedly changed their terms and conditions, or experienced issues with their features that permit our players to purchase virtual items. If Xsolla or similar payment processors are unable to process payments, even temporarily, our revenues would be harmed. These platforms and third-party payment processors may also experience security breaches or other issues with their functionalities, which could expose us to data breaches and could result in negative publicity, loss of customer confidence, fines from regulators and exposure to litigation. In addition, if we do not adhere to the terms and conditions of our platform providers, the platform providers may take actions to limit the operations of, suspend or remove our games from the platform, and/or we may be exposed to liability or litigation. For example, in August 2020, Epic Games, Inc., or Epic Games, attempted to bypass Apple and Google’s payment systems for in-game purchases with an update that allowed users to make purchases directly through Epic Games in its game, Fortnite, leading to the prompt removal by both Apple and Google of Fortnite from their respective app stores and ensuing in years-long litigation, during which Fortnite remained unavailable on Apple iOS or Google Play Store.

If any events described above or similar to those described above were to occur on a short-term or long-term basis, or if these third-party platforms and payment service processors otherwise experience issues that impact the ability of players to download or access our games, access social features, or make in-game purchases, they could have a material adverse effect on our brands and reputation, as well as our business, financial condition and results of operations.

If general economic conditions decline, demand for our games could decline. In addition, our business is vulnerable to changing economic conditions and to other factors that adversely affect the gaming industry, which could negatively impact our business.

In-game purchases involve discretionary spending on the part of consumers. Consumers are generally more willing to make discretionary purchases, including purchases of games and services like ours, during periods in which favorable economic conditions prevail. As a result, our games may be sensitive to general economic conditions and economic cycles. Difficult economic conditions in the markets in which we compete or seek to expand, such as decreases in per capita income and level of disposable income driven by increases in inflation, energy costs, income (and other) taxes and the cost of living, increased and prolonged unemployment or a decline in consumer confidence, in each case, as a result of worldwide or regional recession, the conflicts in the Middle East and the ongoing Russia-Ukraine conflict or other geopolitical tension, political instability or other country-specific factors, or uncertainty about economic stability, including as a result of the implementation of tariffs by the United States and retaliatory tariffs by the targeted countries, could have a material adverse effect on the demand for our games. For example, the miliary conflict by United States and Israel against Iran launched in late February 2026 has led to a surge in oil prices and volatility in the energy markets, which may negatively impact levels of consumers’ disposable income. Under difficult economic conditions, consumers may seek to reduce discretionary spending by foregoing entertainment activities such as the playing of our games and incurring costs related to in-game purchases.

While the global gaming market has demonstrated resilience in recent periods – with Newzoo estimating total market revenue of approximately $197 billion in 2025, representing approximately 7.5% year-over-year growth – the underlying conditions affecting discretionary spending on in-game purchases remain complex and uneven. Macroeconomic headwinds, including inflationary pressure on consumer disposable income and ongoing geopolitical uncertainty, continue to influence the willingness of players to spend, particularly in mid-core segments dependent on in-app purchases. According to Sensor Tower, the broader market recovery has been concentrated among a narrow set of genres and publishers: strategy games drove the majority of mobile IAP revenue gains in 2025 across all major regions, while the RPG genre – the genre of our core franchise, Hero Wars, responsible for a substantial portion of our Bookings and revenue – continued to face significant revenue headwinds, with IAP revenue declining materially in Asia, North America and Europe on a year-over-year basis, reflecting ongoing player acquisition challenges and signs of spending saturation among existing users. Furthermore, according to Sensor Tower mobile game downloads declined across casual, mid-core and hybrid-casual product models in 2025, indicating a structural shift in which growth increasingly depends on extracting greater value from existing players rather than expanding the player base – a dynamic that elevates the importance of retention, lifetime value management, and disciplined user acquisition spending. Day-7 retention rates among the top-performing casual games declined steadily from 2022 through 2025 according to Sensor Tower, reinforcing the risk of content fatigue in long-running franchises. Taken together, these trends mean that even in a growing market, publishers concentrated in a single franchise or genre face meaningful risk that adverse shifts in player engagement or consumer spending patterns could disproportionately affect their results.

In line with these broader market trends, the Company's Bookings declined by 4% year-over-year in 2024 followed by a further 13% decline in 2025. Meanwhile, Monthly Paying Users (MPUs) for Hero Wars remained decreased in 2024 compared to 2023 by 8% and decreased further by 18% in 2025 compared to 2024 mostly attributable to a decrease in marketing expenses due to a shift in user acquisition strategy to enhance efficiency by focusing on a smaller, more targeted audience possessing characteristics that we deem to be linked to higher-paying opportunities.

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

Our business is primarily dependent on the success of a single core game offering, Hero Wars, and on our ability to consistently enhance and improve it, as well as our other games that achieve popularity. Historically, we have depended on Hero Wars for a majority of our revenues, and we expect that this dependency will continue for the foreseeable future. For the years ended December 31, 2025, 2024 and 2023, Hero Wars generated 93%, 90% and 90%, respectively, of our revenues for each period. For a game to remain popular and to retain players, we must constantly enhance, expand and upgrade the game with new features, offers, and content that players find attractive. As a result, each of our games require significant product development, marketing and other resources to develop, launch and sustain popularity through regular upgrades, expansions and new content, and such costs on average have increased over time. Even with these investments, we may experience sudden declines in the popularity of Hero Wars or any of our other games and fluctuations in the number of daily average users and monthly average users.

A small percentage of total users have generated a majority of our revenues, and we may be unable to attract new paying or retain existing paying users and maintain their spending levels.

Revenues of free-to-play games typically rely on a small percentage of players who spend moderate or large amounts of money in games to receive special advantages, levels, access and other features, offers, or content. The vast majority of users play free of charge or only occasionally spend money in games. As a result, compared to all users who play our games in any period, only a small percentage of such users were paying users. For example, for the year ended December 31, 2025, our Monthly Payer Conversion was 3.3%. In addition, a large percentage of our revenues comes from a small subset of these paying users. For example, for the year ended December 31, 2025, 125 thousand high paying users, which we define as the top 10% by Bookings of our total number of the annual paying users, generated 88% of our Bookings, while for the year ended December 31, 2024, 157 thousand high paying users generated the same 88% of our Bookings. Because many users do not generate revenues, and each paying user does not generate an equal amount of revenues, it is particularly important for us to retain the small percentage of paying users and to maintain or increase their spending levels. There can be no assurance that we will be able to continue to retain paying users or that paying users will maintain or increase their spending. If we fail to attract and retain a significant number of new and existing players to our games or if we experience a reduction in the number of players of our most popular games or any other adverse developments relating to our most popular games occur, our market share and reputation could be harmed and there could be a material adverse effect on our business, financial condition and results of operations. It is possible that we could lose more paying users than we gain in the future, which would cause a decrease in the monetization of our games and could have a material adverse effect on our business, financial condition and results of operations.

We invest in new user acquisition and rely on monetization strategies to convert users to paying users, retain our existing paying users and maintain or increase the spending levels of our paying users. After significantly reducing our marketing budget in 2022 in response to a decline in the effectiveness of our marketing spend due to market conditions in the gaming industry in that year, we considerably increased our marketing investments in 2023, to which we attribute the growth in our Monthly Paying Users in 2023. In 2024 and 2025 we shifted our user acquisition strategy to enhance efficiency by focusing on a smaller, more targeted audience possessing characteristics that we deem to be linked to higher-paying opportunities. If our investments on new user acquisition and monetization strategies do not succeed in producing the desired results, we may fail to attract, retain or monetize users and may experience a decrease in spending levels of existing paying users, any of which would result in lower revenues for our games and could have a material adverse effect on our business, financial condition and results of operations.

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

Our games are available to players free of charge, and we generate the majority of our revenues from the sale of virtual items when players make voluntary in-game purchases. For example, in each of the years ended December 31, 2025, 2024 and 2023, we derived 95.0%, 93.6% and 93.5%, respectively, of our revenues from in-game purchases.

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

Unrelated third parties have developed, and may continue to develop, “cheats” or guides that enable players to advance in our games or result in other types of malfunction, which could reduce the demand for in-game virtual items. In particular, for our games where players play against one another, such as our Hero Wars game, there is a higher risk that these “cheats” will enable players to obtain unfair advantages over those players who play fairly, and harm the experience of those players. Additionally, these unrelated third parties may attempt to scam our players with fake offers for virtual items or other game benefits. These scams may harm the experience of our players, disrupt the economies of our games and reduce the demand for our virtual items, which may result in increased costs to combat such programs and scams, a loss of revenues from the sale of virtual items and a loss of players. As a result, players may have a negative gaming experience and be less likely to spend money in the games, which could have a material adverse effect on our business, financial condition and results of operations.

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

Furthermore, we may target or maintain a non-controlling interest in companies as part of our acquisition strategy. For example, in 2022 we acquired non-controlling stakes in RJ Games (the publisher of Puzzle Breakers, a puzzle RPG) and Castcrown Ltd (which stands behind Royal Ark, the publisher of the survival RPG title Dawn of Zombies and the idle-game Idle Zombie Miner). In 2025, the Company increased its ownership in Castcrown Ltd to 57% and continued to develop its franchise portfolio together with the Royal Ark team, including the with respect to the title Idle Zombie Miner (in the clicker/idle genre). Acquisitions of interests in companies in which we share or have no control, and the dilution of our interests in or a further reduction of our control of companies, will involve additional risks that could cause the performance of our interests and our operating results to suffer, including:

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

Developing or acquiring new games that achieve broad popularity is vital to our continued growth and success. In 2021, we launched two new titles, Chibi Island and Island Questaway; in 2022, we invested in developing titles, Puzzle Breakers, Dawn of Zombies and Shelter War; and in 2023, we globally released Island Hoppers following the successful completion of its soft launch in 2021 under its former title, Island Questaway. In 2026, our studio Cubic Games expects to release Pixel Gun 2, a cross-platform multiplayer shooter and the next title in the established Pixel Gun franchise. We plan to further expand gameplays within our current products as well as work towards new game offerings. Our ability to successfully develop these games or to acquire and progress new games, and the ability of any of our games to achieve broad popularity and commercial success depends on a number of factors, including our ability to:

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

The mobile gaming industry is a rapidly evolving industry with low barriers to entry, and we expect more companies to enter the industry and a wider range of competing games to be introduced. As a result, we are dependent on our ability to successfully compete against a large and growing number of industry participants. In addition, the market for our games is characterized by rapid technological developments, frequent launches of new games and enhancements to current games, changes in player needs and behavior, disruption by innovative entrants and evolving business models and industry standards. As a result, our industry is constantly changing games and business models in order to adopt and optimize new technologies, increase cost efficiency and adapt to player preferences. Our competitors may adapt to an emerging technology, such as artificial intelligence, or business model more quickly or effectively, developing products and games or business models that are technologically superior to ours, more appealing to consumers, or both. Potential new competitors could have significant resources for developing, enhancing or acquiring games and gaming companies, and may also be able to incorporate their own strong brands and assets into their games or distribution of their games. We also face competition from a vast number of small companies and individuals who may be successful in creating and launching games and other content for these devices and platforms using relatively limited resources and with relatively limited start-up time or expertise. New game developers enter the gaming market continuously, some of which experience significant success in a short period of time. A significant number of new titles are introduced each day.

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

Additionally, if our platform providers were to develop competitive offerings, either on their own or in cooperation with one or more competitors, our growth prospects could be negatively impacted. For example, in September 2019, Apple launched its own video game subscription service, Apple Arcade, which includes a catalogue of game offerings that may compete with our games. Furthermore, according to Sensor Tower, advertising spend in mobile gaming is increasingly consolidating around fewer platforms and formats, with Meta (Instagram and Facebook) gaining impression share while other channels declined in 2025, which may increase our dependence on a limited number of advertising partners and reduce our ability to acquire players cost-effectively. Increased competition and success of other brands, genres, business models and games could result in, among other things, a loss of players, or negatively impact our ability to acquire new players cost-effectively, which could have a material adverse effect on our business, financial condition and results of operations. In particular, publishers headquartered in China and other Asia-Pacific markets significantly increased their share of global mobile IAP revenue in 2025, driven by strategy genre titles, intensifying competition in segments relevant to our core franchise.

Moreover, current and future competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with others, including our current or future business partners or third-party software providers. In fact, some of the largest mergers and acquisitions in the history of the gaming industry took place in 2022 and 2023, including Microsoft’s acquisition of Activision Blizzard for $68.7 billion, Take-Two’s purchase of Zynga for $12.7 billion and Sony’s purchase of Bungie for $3.6 billion. More recently, in 2025, Electronic Arts entered into a going-private transaction, signaling a broader restructuring trend in which major U.S. publishers are reorganizing their portfolios and ownership structures. The scale of such transactions reflects the maturity and attractiveness of the gaming market, but may also result in well-capitalized competitors with greater flexibility to invest in content development, user acquisition and talent retention, which could increase competitive pressure on independent gaming companies. If we are unable to compete effectively, successfully and at a reasonable cost against our existing and future competitors, our results of operations, cash flows and financial condition would be adversely impacted.

Our ability to successfully attract in-game advertisers depends on our ability to design an attractive advertising model that retains players.

While the vast majority of our revenues are generated by in-game purchases, a portion of our revenues are generated from the sale of in-game advertisements. For example, in each of the years ended December 31, 2025, 2024 and 2023, we derived 5.0%, 6.4% and 6.5%, respectively, of our revenues from in-game advertising. If we are unable to attract and maintain a sufficient player base or otherwise fail to offer attractive in-game advertising models, advertisers may not be interested in purchasing such advertisements in our games, which could adversely affect our revenues from in-game advertising. Alternatively, if our advertising inventory is unavailable and the demand exceeds the supply, this limits our ability to generate further revenues from in-game advertising, particularly during peak hours and in key geographies. Further, a full inventory may divert advertisers from seeking to obtain advertising inventory from us in the future, and thus deprive us of potential future in-game advertising revenues. This could have a material adverse effect on our reputation and our business, financial condition and results of operations.

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

In some of our games, certain mechanics may be deemed to be loot boxes. New regulations by the Federal Treade Commission (the “FTC”), U.S. states or other international jurisdictions, which may vary significantly across jurisdictions and with which we may be required to comply, could require that these game mechanics be modified or removed from games, increase the costs of operating our games due to disclosure or other regulatory requirements, impact player engagement and monetization, or otherwise harm our business performance. It is difficult to predict how existing or new laws may be applied to these or similar game mechanics. If we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources, to modify our games or to discontinue game offerings in certain jurisdictions, which would harm our business, financial condition and results of operations.

In January 2025, the FTC settled with Genshin Impact's developer, Hoyoverse, imposing a $20 million fine for selling loot boxes to players under 16 without parental consent and for misleading practices regarding in-game transaction costs and item probabilities. Hoyoverse agreed to implement stricter age verification and clearer disclosures about in-game transactions.

Certain jurisdictions have adopted probability-disclosure requirements for “probability-type items”. In South Korea, mandatory disclosure requirements for probability-type items have been in effect since March 2024, and subsequent amendments have been adopted to strengthen dispute resolution and litigation mechanisms relating to alleged violations of those disclosure requirements.

At the EU consumer-protection level, the CPC Network published Key Principles on In-game Virtual Currencies on March 21, 2025, aiming to curb misleading pricing and improve transparency around virtual-currency monetization.

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

In January 2025, Sweden's gambling authority, Spelinspektionen, released a follow-up report highlighting concerns that loot boxes may encourage gambling behaviors among young adults and minors, suggesting a potential link between loot boxes and youth gambling.

The legal treatment of loot boxes continues to evolve in Austria and other EU Member States through litigation and regulatory action, creating ongoing uncertainty and potential divergence across jurisdictions. For example, on December 18, 2025, Austria’s Supreme Court (Oberster Gerichtshof) held in 6 Ob 228/24h that randomized “packs” embedded in a broader skill-based game may fall outside prohibited gambling when assessed in the context of overall gameplay.

Loot box-specific restrictions have also emerged in certain jurisdictions, including direct prohibitions on loot boxes for minors and mandatory probability disclosure regimes that apply specifically to randomized, paid in-game items. For example, Brazil enacted Law No. 15.211/2025, under which loot boxes are prohibited in electronic games that are targeted at or likely to be accessed by children and adolescents, according to their respective age group.

U.S. regulation of children’s online safety and age assurance is evolving quickly at both the federal and state levels, creating a fragmented and increasingly operationally burdensome compliance environment. At the federal level, proposals such as the reintroduced Kids Online Safety Act (119th Congress) signal momentum toward duty-of-care–style obligations and other design- and safety-focused requirements for online services used by minors.

In parallel, states are rapidly expanding age-verification and parental-consent requirements, with an emerging trend to shift these obligations “upstream” to digital distribution. If enacted broadly and upheld, these laws could require material changes to mobile game distribution and onboarding flows (including age-gating, account creation, and purchases), increase compliance complexity, and create heightened enforcement and litigation exposure. For example, Texas SB 2420 (the “Texas App Store Accountability Act”), effective since January 1, 2026, was temporarily blocked by a federal court on December 23, 2025. Utah’s App Store Accountability Act delays core age-verification obligations until May 6, 2026. Louisiana’s HB 570 (Act No. 481) is effective July 1, 2026 and similarly targets app-store age assurance and parental consent. California has also enacted AB 1043 (Digital Age Assurance Act), effective January 1, 2027, adopting an “age-signal” approach that may affect how apps implement age-based features and consent flows across iOS/Android ecosystems.

Platform providers such as Apple, Google, and other digital storefront operators regularly revise their developer terms, policies, and enforcement practices, including requirements related to age ratings, child safety, payment disclosures, and other compliance obligations. For example, Apple has updated its App Store age-rating system and required developers to complete an updated age-rating questionnaire in App Store Connect by January 31, 2026 to avoid disruption when submitting updates, and Google has set dates by which developers must comply with child safety requirements (with full compliance required from March 19, 2025 for its Child Safety Standards policy). In addition, regulators may influence platform rules and enforcement practices, such as through commitments announced by the UK Competition and Markets Authority (CMA) with monitoring expected to begin from April 2026.

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

We are subject to risks related to pandemics, similar health epidemics and contagious disease outbreaks, which could significantly disrupt our operations and adversely affect our business, results of operations, cash flows or financial condition.

Pandemics, such as the COVID-19 pandemic, epidemics, medical emergencies and other public health crises outside of our control could have a negative impact on our business. Large-scale medical emergencies can take many forms and can cause widespread illness and death. Future contagious disease outbreaks, epidemics or pandemics (including the lingering or resurgent effects of the COVID-19 pandemic) could adversely affect our business by disrupting game development and launch schedules; impairing live operations, infrastructure and services provided by third-parties; creating volatility in player engagement, monetization and advertising; limiting marketing events; constraining third-party platform providers and payment processors; and increasing costs, cybersecurity and fraud risks, and operational challenges. The duration, severity and recurrence of such events are uncertain and could amplify other risks described herein.

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

In September 2024, Australia enacted legislation requiring video games featuring in-game purchases linked to elements of chance, including paid loot boxes, to be rated "M" (Mature), advising against play by children under 15. Games containing simulated gambling are restricted to an "R18+" rating, legally limiting them to adults. Since December 10, 2025, Australia’s social media minimum-age framework requires covered (“age-restricted”) platforms to take reasonable steps to prevent Australians under 16 from holding accounts, and regulators have since signaled heightened scrutiny of online services with significant social features.

In the European Union, the European Commission is intensifying scrutiny of monetization and engagement design: in 2025 it held a public consultation for the forthcoming Digital Fairness Act (“DFA”) to strengthen online consumer protection with particular focus on minors, explicitly flagging concerns about manipulative practices such as dark patterns and “addictive design”. The public consultation closed in October 2025 and the legislative proposal is expected late 2026.

Litigation in the United States has also challenged mechanics in free-to-play mobile games under state gambling and consumer protection laws. For example, in a class action lawsuit was filed in a Washington federal court against Dream Games Teknoloji Anonim Şirketi, alleging that its most popular game, Royal Match, functions as illegal gambling in Washington and uses “dark patterns” to induce in-app purchases. Such claims can drive significant defense costs, create restitution and injunctive relief risk (including changes to monetization and user experience), and increase regulatory, platform and reputational exposure.

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

Although we have players across the globe, we derive a significant portion of our revenues from a limited number of countries and are dependent on access to those markets. For example, for the year ended December 31, 2025, 33% of our revenues were derived from users located in the United States, 19% of our revenues were derived from users located in Asia, with Japan and South Korea being the key drivers, and 33% of our revenues were derived from users located in Europe. Our ability to retain paying players depends on our success in these geographies, and if we were to lose access to these markets or experience a decline in players in these geographies for any reason, it would have a material adverse effect on our business, financial condition and results of operations.

Our systems and operations are vulnerable to damage or interruption from natural disasters, power losses, telecommunications failures, cyber-attacks, terrorist attacks, acts of war, human errors, break-ins and similar events.

We may experience disruption as a result of catastrophic events such as natural disasters, power losses, telecommunications failures, cyber-attacks, terrorist attacks, acts of war, human errors, break-ins and similar events. In the occurrence of a catastrophic event, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in application development, lengthy interruptions in our services, breaches of data security and loss of critical data, such as player, customer and billing data as well as trade secret or other confidential information, software versions or other relevant data regarding operations, and we do not maintain insurance policies to compensate us for any resulting losses, which could have a material adverse effect on our business, financial condition and results of operations. Moreover, we grant certain employees the choice to work remotely. If a natural disaster, power outage, connectivity issue or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time.

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

We may be exposed to taxation in jurisdictions other than Cyprus if we are treated as having a permanent establishment or as being a tax resident in any of those jurisdictions. While we do not believe that either the GDEV Inc. or Nexters Global will be treated as having a tax residence or a permanent establishment elsewhere outside of Cyprus, we cannot provide assurance that foreign tax authorities will not attempt to claim that our entities have permanent establishment or tax residence in their jurisdictions. If any of the foregoing occurs, additional taxes, as well as related penalties, may be imposed on us and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

In accordance with the Supreme Court of the United States ruled in South Dakota v. Wayfair, Inc. et al., or Wayfair, remote online sellers can be required to collect sales and use tax despite not having a physical presence in the state of the customer. Additionally, the vast majority of U.S. states or localities enacted marketplace facilitator laws after the above-mentioned Supreme Court decision which requires marketplace facilitators to collect and remit sales tax on behalf of their third-party sellers’ transactions. However, the possibility that some U.S. states or local governments may adopt, or begin to enforce, laws requiring third-party sellers themselves to calculate, collect and remit taxes on sales in these jurisdictions cannot be excluded.

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

There are risks of cyber incidents both on and off our systems as we increase the types of technology we use to operate our platform, including mobile apps and third-party payment processing providers, and as we collaborate with third parties that may need to process our user data or have access to our infrastructure. The evolution of technology systems introduces ever more complex security risks that are difficult to predict and defend against. The increase in the frequency and scope of cyber-attacks during the COVID-19 pandemic has exacerbated data security risks. An increasing number of companies, including those with significant online operations, have recently disclosed breaches of their security, some of which involved sophisticated tactics and techniques allegedly attributable to criminal enterprises or nation-state actors. For example, in 2025, Google disclosed that attackers had gained unauthorized access to one of its corporate customer relationship management environments used in connection with Google Ads business customers, resulting in the exposure of certain business contact and related data. In addition, there have been public reports of an alleged incident in which a threat actor claimed on an underground forum to possess multiple gigabytes of internal backup and application programing interface (API)-related data purportedly associated with a leading technology company’s primary consumer facing website. While we take significant measures to guard against the type of activity that can lead to data breaches, the techniques used by bad actors to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are unknown until launched against a target. Cyber-attacks are also expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools – including artificial intelligence – that circumvent security controls, evade detection and remove forensic evidence. As such, we may be unable to anticipate these tactics and techniques or to implement adequate preventative measures to detect, prevent or mitigate future cyber-attacks or other incidents, or to avoid a material adverse impact to our IT Systems, Confidential Information or business. In addition, we and our third-party vendors or suppliers that host our data have experienced cyber-attacks in the past and may encounter cyber-attacks in the future, which may take a variety of forms, including denial of service attacks, botnets, malicious file attacks, cross-site scripting, credential abuse, ransomware, bugs, viruses, worms, and malicious software programs. For example, in November 2025, OpenAI notified its API users of a security incident at a third-party analytics provider, Mixpanel, in which an attacker exported a dataset containing limited customer-identifiable analytics information, including names, email addresses, general location, and certain technical account details, although OpenAI reported that no chats, API requests, passwords, credentials, payment information, or government identification data were accessed or exposed in the incident. All of these types of cyber incidents can give rise to a variety of losses and costs, including legal exposure and regulatory fines, damages to reputation, and others.

Further, with a large geographically disparate employee base, we are not immune from the possibility of a malicious insider compromising our IT Systems and infrastructure. This risk has grown in light of the greater adoption of remote work following the COVID-19 pandemic. We also have a distributed community support organization including third-party providers that have access to personal information. The companies in our industry (including ourselves, in certain cases) have dealt with incidents involving such insiders exfiltrating the personal information of customers, stealing corporate trade secrets and key financial metrics, and illegally diverting funds. No series of measures can fully safeguard against a sufficiently determined and skilled insider threat.

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

Substantially all of our games rely on data transferred over the internet, including wireless internet. Access to the internet in a timely fashion is necessary to provide a satisfactory player experience to the players of our games. Third parties, such as telecommunications companies, could prevent access to the internet or limit the speed of our data transmissions, with or without reason, causing an adverse impact on our player experience that may materially and adversely affect our reputation, competitive position, results of operations, cash flows and financial condition. Internet availability in certain regions, such as those involved in ongoing military conflicts such as in Ukraine, may also become interrupted or unavailable due to destruction of essential infrastructure. Furthermore, internet penetration may be adversely affected by difficult global economic conditions or the cancellation of government programs to expand broadband access. Moreover, access to the internet, applications and services which we operate or on which we depend may, in some jurisdictions, be blocked or restricted as a matter of law and speed of the internet may be reduced based on decisions of regulators and courts.

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

As the scope of data privacy and security regulations worldwide continues to evolve, we believe that the adoption of increasingly restrictive regulations in this area is likely within the United States and other jurisdictions. For example, in the United States, a number of state-level data privacy laws have gone or will soon go into effect that introduce new data privacy rights for consumers and new operational requirements for companies. For instance, the California Consumer Privacy Act (“CCPA”) provides data privacy rights for California residents and operational requirements for covered companies. Among other things, companies covered by the CCPA must provide new disclosures to California residents and afford such residents certain privacy rights relating to their personal information. The CCPA is enforceable by the California Attorney General and the California Privacy Protection Agency is continuously amending the CCPA regulations, building upon the requirements in the CCPA, including with respect to automated decision-making, risk assessment and cybersecurity audits. In the event of an actual or perceived violation of the CCPA, these regulators could seek severe statutory damages, injunctive relief or agreed settlements requiring companies to make changes to operations and providing for ongoing audit and reporting requirements.

Following the passage of the CCPA, over one-third of other U.S. states across the United States have passed their own general consumer privacy laws, with even more states considering their own such laws, which creates a patchwork of overlapping but different state laws. These laws are similar to the CCPA, but also differ in a variety of ways, such as by requiring opt-in consent for the collection of sensitive personal information in some states.

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

We are also subject to the EU General Data Protection Regulation 2016/679 (the “GDPR”) in the European Economic Area (the “EEA”), and, following the withdrawal of the United Kingdom from the European Union, we have had to comply with the GDPR as implemented in the United Kingdom, which together with the amended United Kingdom Data Protection Act 2018 (together, the “UK GDPR”), retains in large part the GDPR in United Kingdom national law. In addition, the UK enacted the Data (Use and Access) Act 2025, which makes targeted amendments to the UK’s data protection and privacy framework and may require us to make certain changes to compliance processes in the UK. The GDPR and the UK GDPR (collectively, the “Applicable UK/EU Data Protection Laws”) impose comprehensive data privacy compliance obligations on controllers and processors of personal data in the EEA and the United Kingdom, including, for example, specific standards for obtaining consent from individuals to process their personal data, robust disclosures to individuals and a comprehensive individual data rights regime, and defined timelines for data breach notifications. The Applicable UK/EU Data Protection Laws create compliance obligations applicable to our business and some of our players, which can be uncertain given rapidly developing guidance and case law, and could change our business practices, expose us to significant reputational damage, regulatory enforcement actions or assessment notices (for a compulsory audit), orders to cease/change our data processing activities, and/or civil lawsuits (including class action or similar representative lawsuits) by consumers or consumer organizations, amongst others, for alleged breach of data protection laws. The Applicable UK/EU Data Protection Laws include financial penalties for noncompliance including possible fines of up to the greater of 4% of global annual revenues for the preceding financial year or €20 million, or £17.5 million in the United Kingdom, for the most serious violations.

Many geographies in which we operate, including Australia, Brazil, Canada and India, have passed or are in the process of passing comparable or other robust data privacy legislation or regulation, which may lead to additional costs and increase our overall risk exposure. For example, Australia enacted the Privacy and Other Legislation Amendment Act 2024, introducing significant amendments to Australia’s privacy framework. Brazil continues to expand its privacy framework through regulations issued by the National Data Protection Authority, including Resolution CD/ANPD No. 19/2024 on international data transfers and the approval of standard contractual clauses.

We are also subject to rules under Applicable UK/EU Data Protection Laws with respect to cross-border transfers of personal data out of the EEA and the UK, respectively, and recent legal developments and guidance have created complexity and uncertainty regarding such transfers to other countries, in particular in relation to transfers to the United States. Case law from the Court of Justice of the European Union (“CJEU”) states that reliance on the standard contractual clauses – a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism – alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis.

We currently rely on the standard contractual clauses to transfer personal information outside the EEA and the UK, including to the United States, with respect to both intragroup and third party transfers. As the enforcement landscape further develops, and supervisory authorities issue further decisions and guidance on personal information export mechanisms, we could suffer additional costs, complaints and/or regulatory investigations or fines, we may have to stop using certain tools and vendors and make other operational changes, we have had to and will have to implement revised standard contractual clauses for existing intragroup, customer and vendor arrangements within required time frames, and/or if we are otherwise unable to transfer personal information between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could materially adversely affect our business, results of operations and financial condition. In particular, given the complexity and constantly evolving nature of our cross-border data transfers, our standard contractual clauses will need to be updated over time to fully legitimize our data transfers, and a failure to do so could result in enforcement action from regulators. There can be no assurances that we will be successful in our efforts to comply with the Applicable UK/EU Data Protection Laws or other privacy and data protection laws and regulations, or that violations will not occur, particularly given the complexity of both these laws and our business, as well as the uncertainties that accompany new laws.

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

In the EU, the Artificial Intelligence Act (“EU AI Act”), establishing a comprehensive, risk-based framework for artificial intelligence (“AI”) governance within the EU market, entered into force on August 1, 2024, and the majority of its provisions are scheduled to come into force on August 2, 2026. The EU AI Act imposes requirements on companies that develop, use, or provide AI in the EU, including obligations related to ensuring AI literacy for staff and transparency in the use of AI, as well as extensive additional obligations including risk assessments, conformity assessments and monitoring, as well as human oversight, for certain high-risk uses. The EU AI Act introduces fines for non-compliance of up to 7% of worldwide annual turnover for use of prohibited AI and up to 3% for other non-compliance.

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

Additionally, in the United States, legislation related to AI technologies has been introduced at the federal level and has been passed or proposed at the state level as well. For example, in 2025, the California Privacy Protection Agency finalized regulations under the CCPA regarding the use of automated decision-making technology, which went into effect on January 1, 2026. California, Colorado and other states have enacted laws that further regulate the use of AI technologies and provide consumers with additional protections around companies’ use of AI technologies, such as requiring companies to disclose certain uses of generative AI. Such laws have taken effect or will continue to take effect in 2026, such as the Colorado Artificial Intelligence Act, which will require developers and deployers of “high-risk” AI Technology to implement certain safeguards. We expect more laws focused on the development and deployment of AI technologies to be passed in the future, which will create more compliance requirements and potentially differing requirements across different jurisdictions in which we operate. Such additional regulations, and uncertainty around their enforceability, may impact our ability to develop, use and commercialize AI technologies in the future.

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

In the area of information security and data protection, many jurisdictions have passed laws requiring notification when there is a security breach for personal information or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to implement. For example, the EU Cyber Resilience Act entered into force on December 10, 2024 and introduces product cybersecurity obligations (with reporting obligations applying as of September 11, 2026 and the main obligations applying from December 11, 2027), which may affect security governance for software and digital products made available in the EU. Our security measures and standards may not be sufficient to protect personal information and we cannot guarantee that our security measures will prevent security breaches, cyber-attacks, acts of vandalism, computer viruses, malware, ransomware, denial-of-service attacks, human error issues or other similar events that lead to misplaced or lost information, programming and/or other similar issues. A security breach that compromises personal information could harm our reputation and result in a loss of player and/or employee confidence in our games and ultimately in a loss of players, which could adversely affect our business and impact our financial condition. A security breach could also involve loss or unavailability of business-critical data, and could require us to spend significant resources to mitigate and repair the breach, which in turn could compromise our growth and adversely affect our ability to attract, monetize or retain players. These risks could also subject us to liability under applicable security breach-related laws and regulations and could result in additional compliance costs, costs related to regulatory inquiries and investigations, and an inability to conduct our business. See “—If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches, we could suffer a loss of sales and increased costs, exposure to significant liability, reputational harm and other negative consequences.”

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

Regulation of cookies, web beacons and other tracking technologies may lead to broader restrictions on our online activities, including efforts to understand followers’ internet usage and promote ourselves to them. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, compromise our growth strategy, adversely affect our ability to attract, monetize or retain players, divert the attention of our technology personnel, increase regulatory scrutiny, and adversely affect our business, reputation, legal exposures, margins, financial condition and results of operations. For example, European regulators continue to take an increasingly assertive approach to cookie and “tracker” compliance, heightening enforcement and litigation risk for digital businesses that rely on online advertising and analytics. In France, the Commission nationale de l’informatique et des libertés, France’s data protection authority, reported that trackers (including cookies) were among the principal categories of enforcement in 2025, with aggregate fines of approximately € 486.8 million.

Changes proposed by providers of major browsers to eliminate or restrict the usage of third-party cookies to track user behaviors, and to allow users to limit the collection of certain data generally or from specified websites and apps, could impair our ability to collect user information, including personal data and usage information, that helps us to understand followers’ internet usage, promote ourselves to them, and provide more targeted advertising. Browser and platform tracking changes could adversely affect our business, given our use of cookies and similar technologies to target our marketing and personalize the user experience. See “—Risks Related to the Company’s Business and Operations—Our business depends on our ability to collect and use data to deliver relevant content and advertisements, and any limitation on the collection and use of this data could cause us to lose revenues.”

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

The video game industry has come under increased scrutiny from regulators and consumer advocacy groups, many of which are calling for increased regulation/oversight of the content of video games. While none of our games target children under 13 years of age as their primary audience, the FTC, as well as consumer organizations, may consider that the characteristics of several of our games attract children under 13 years of age. The U.S. Children’s Online Privacy Protection Act, or COPPA, regulates the collection, use and disclosure of personal information from children under 13 years of age. While none of our games are directed at children under 13 years of age, if COPPA were to apply to us, failure to comply with COPPA may increase our costs, subject us to expensive and distracting government investigations and could result in substantial fines. Although we have taken certain measures to identify which of our games are subject to COPPA due to their child-appealing nature and to comply with COPPA with respect to those games, if COPPA were to apply to us in a manner other than we have assessed or prepared for, our actual or alleged failure to comply with COPPA may increase our costs, subject us to expensive and distracting lawsuits or government investigations, could result in substantial fines or civil damages and could cause us to temporarily or permanently discontinue certain games or certain features and functions in games. In January 2025, the Federal Trade Commission (the “FTC”) finalized significant amendments to COPPA. These changes mandate that operators obtain separate, explicit parental consent for any data sharing or monetization of children's information. Additionally, operators are now required to provide more detailed disclosures about their data collection practices, including identifying specific third parties with whom children's data is shared. The amendments also enhance data security requirements, obligating operators to establish and maintain comprehensive written security programs tailored to the sensitivity of the children's data they handle. The amended COPPA Rule became effective on June 23, 2025, and covered entities generally have until April 22, 2026 to comply.

Additionally, laws relating to the collection and use of personal information (including for advertising) about children and teenagers are being proposed and enacted at the state-level. For example, laws such as the Nebraska Age-Appropriate Online Design Code Act and the New York Child Data Protection Act will impose various obligations on certain large online services that are reasonably likely to be accessed by minors under the age of 18. These laws will impose heightened privacy-by-design obligations, including requirements to configure default settings for minors at the highest privacy level, limit data collection to what is reasonably necessary to provide the service, restrict or prohibit targeted advertising to minors, and implement safeguards around profiling, geolocation, in-game purchases, social interaction features and algorithmic recommendation systems. For online gaming platforms, these requirements may necessitate material changes to product design, advertising models, data analytics practices and user interface features, particularly where services rely on targeted advertising, behavioral tracking, in-game purchases, use of loot boxes or engagement-driven recommendation systems. Compliance may require implementation of age estimation or age verification mechanisms and the development of separate experiences or controls for minor users. In addition, the growing intersection between age-appropriate design code laws and emerging app store accountability laws in certain states is likely to further complicate compliance. To the extent app stores are required to play a gatekeeping or age-assurance role, companies may face overlapping or interdependent obligations that affect product design, onboarding flows and data practices. Because these requirements vary by state, including scope, allocation of responsibility between developers and app stores, consumer rights, and operational obligations, this evolving patchwork is likely to require ongoing updates to policies, data governance frameworks and product features, increasing the overall complexity of compliance.

It is likely that other countries will follow with their own codes or guidance documents relating to processing personal information from children or in relation to online harms. For example, in the European Union, regulators are increasingly focusing on risks related to children’s data as part of the data protection and privacy compliance enforcement. In addition, in November 2022, the EU Digital Services Act, regulating online intermediaries and platforms such as marketplaces, social networks, content-sharing platforms, app stores and online travel and accommodation platforms (the “DSA”), came into force in November 2022 and applied to all platforms as of February 17, 2024. The DSA may increase our compliance costs and require changes to our user interfaces, processes and operations which may adversely affect our ability to attract, retain and provide our services to users, and may otherwise adversely affect our business, operations and financial condition. Failure to comply with the DSA can result in fines of up to 6% of total annual worldwide turnover and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to infringement by the provider to comply with the DSA. DSA enforcement is also increasingly focused on so-called “addictive design” and other engagement-driven features (e.g., infinite scroll, autoplay, push notifications, and highly personalized recommendations), which may heighten expectations around risk assessment, mitigation measures, and design choices relevant to our products.

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

The UK government has passed legislation relating to “online harms” (the Online Safety Act, “OSA”), which sets forth an extensive regulatory framework for certain services and imposes obligations to protect users from illegal content which, if applicable, may increase compliance costs and may otherwise adversely affect our business, operations and financial condition. Failure to comply with the OSA can result in fines of up to 10% of total annual worldwide turnover or £18 million (whichever is greater). The UK Office of Communications, the statutory regulator for communications and online safety, issued its first Illegal Content Codes of Practice on February 24, 2025 and, since March 17, 2025, in-scope providers are required to implement the measures set out in those Codes (or adopt other effective measures). Requirements under the OSA may increase compliance costs and require material changes to moderation and governance processes, user reporting and complaints tooling, and “safety-by-design” controls for services with user interaction features.

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

In addition, we have little or no insight into the third-party content and materials used to train the Generative AI Tools, or the extent of the original works which remain in the Output. As a result, we may face claims from third parties claiming infringement of their intellectual property rights, or infringement of open-source licenses or other license terms. We could also be subject to claims from the providers of the Generative AI Tools if our use of the Output or the service is inconsistent with, or in breach of, the terms of use, and claims from our customers, including contractual claims if the agreement prohibits the use of AI-generated content in our offering and indemnification claims if our products or services, including our games, incorporate infringing Output. Any of these claims could result in legal proceedings and could require us to purchase a costly license, comply with the requirements of open-

source software license terms, limit or cease using the Output unless and until we can re-engineer such Output to avoid infringement, or change the use of, or remove, the implicated Output. In practice, this could prevent us from selling the affected games or otherwise monetize the use of our games, and require removal of such games from the market, which could lead to reputational damage and loss of revenue. In addition, litigation concerning alleged misuse of copyrighted works to train generative AI models continues to develop across multiple jurisdictions, and recent decisions have highlighted legal uncertainty regarding the extent to which model training or deployment may create infringement exposure. For example, in November 2025, the UK High Court issued a decision in Getty Images v. Stability AI addressing, among other issues, whether an AI model can itself constitute an infringing copy under UK law. The UK High Court rejected Getty Images’ claim of secondary copyright infringement on the basis that the Stability AI model was trained overseas and its importation into, and distribution within, the UK did not amount to dealing in an article which was an 'infringing copy.’ However the UK High Court left broader questions regarding the legality of model training under UK copyright law subject to further legal and policy development.

Our use of Generative AI Tools for software development may also present additional security risks because the generated source code may have been modelled from publicly available code, or otherwise not subject to all of our standard internal controls. In addition, AI algorithms may be flawed, and datasets may be insufficient or contain biased information, which could result in inaccurate Output, or Output that contains security vulnerabilities or is discriminatory, unethical or biased. Regulators and standards bodies have increasingly emphasized AI risk management, transparency, security and governance controls, and new laws and guidance in this area may require enhanced testing, documentation, monitoring and human oversight of AI-assisted development workflows.

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

A significant portion of our operations are outside of the United States, including our principal executive offices in Cyprus and development centers in Armenia and Kazakhstan, and we generate a significant portion of our revenues from operations outside of the United States. For each of the years ended December 31, 2025, 2024 and 2023, we derived 67%, 66% and 65%, respectively, of our revenues from sales to players outside of the United States. Our operations in foreign jurisdictions may subject us to additional risks customarily associated with such operations, including:

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

The Company’s historical association with Russia could expose the Company to political or other risks related to Russia. While the Company believes its nexus to Russia is minimal, especially in light of the substantial measures we have taken to minimize our exposure to Russian country risk in the past years since the outbreak of the Russian military conflict in Ukraine, the Company’s historical association with Russia could continue to subject us to certain risks associated with Russia. Furthermore, for the year ended December 31, 2025, we derived 8% of our total revenue from the Former Soviet Union countries.

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

We are subject to a variety of laws in the jurisdictions in which we operate, including laws regarding advertising, consumer protection, data protection and intellectual property, which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. For example, in 2025 we received inquiries from regulatory and self-regulatory authorities in the United Kingdom and Poland in relation to cookies, loot boxes and advertisement. While we have amended or discontinued the adverts and practices referenced in the notices, implemented enhanced disclosures and compliance measures where appropriate, and certain matters were closed without fines, sanctions or further action, we may be subject to further complaints or inquiries and, as a result, our reputation may be harmed and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

We are held by a diverse group of shareholders. Our largest shareholders include our founder, Andrey Fadeev and Everix Investments Limited, who beneficially own an aggregate of approximately 37% and 41%, respectively, of our currently outstanding ordinary shares, and whose individual interests will influence the decision-making process of the Company by means of their representation on our Board of Directors. As a result, we have no single controlling shareholder able to influence key decision making and therefore any disagreements among our largest shareholders could potentially adversely affect the key decision-making process, which could result in significant disruptions to our business and may materially adversely affect our business, results of operations, cash flows or financial condition.

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

Upon Kismet’s initial public offering, the Sponsor held an aggregate of 6,750,000 Kismet founder shares which it had acquired against a capital contribution of $25,000, representing an acquisition price of approximately $0.0037 per share. Upon the consummation of the Transactions, the Sponsor’s 6,750,000 Kismet founder shares were converted into 675,000 GDEV ordinary shares (as adjusted for the Reverse Share Split). Based on the last reported sale price of our ordinary shares of $14.00 on March 30, 2026, the Sponsor would experience a potential profit in respect of 675,000 of its GDEV ordinary shares relating to the 6,750,000 Kismet founder shares of up to approximately $13.963 per share, or approximately $9,425,000 million in the aggregate. While the Sponsor may experience a positive rate of return based on the trading price of our ordinary shares, the public holders of our ordinary shares may not experience a similar rate of return on the ordinary shares they purchase due to differences in the applicable purchase price and trading price. Accordingly, the Sponsor may have an economic incentive that differs from that of the public holders of our ordinary shares to sell its GDEV ordinary shares. Ivan Tavrin, a former director of the Company and the former sole owner of the Sponsor who maintains sole voting and dispositive power over all of GDEV ordinary shares held by the Sponsor until February 15, 2025 (and therefore may be deemed to share beneficial ownership over the GDEV ordinary shares owned by the Sponsor), has caused the Sponsor to offer its entire holding in GDEV securities, comprising 1,175,000 ordinary shares and 6,125,000 warrants, for resale. On December 12, 2023, the U.S. Department of Treasury’s Office of Foreign Assets Control added Ivan Tavrin to its Specially Designated Nationals and Blocked Persons List (“SDN List”) pursuant to Executive Order 14024. Accordingly, until such time, if any, that Ivan Tavrin is removed from the SDN List, the Sponsor will be restricted from selling any GDEV ordinary shares held by it.

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

Approximately 78% of our currently outstanding ordinary shares are beneficially owned by Andrey Fadeev and Everix Investments Limited. Moreover, these shareholders have the right to designate directors subject to the maintenance of certain ownership requirements in the Company. See “Item 10 Additional Information—B. Memorandum and Articles of Association.” Even if and when these shareholders cease to own a majority of our outstanding ordinary shares, for so long as they continue to own a significant percentage of our ordinary shares, they will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, these will have significant influence with respect to the Company’s management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as these shareholders continue to own a significant percentage of our outstanding ordinary shares, these will be able to cause or prevent a change of control of the Company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of the Company. The concentration of ownership could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of the Company and ultimately might affect the market price of our ordinary shares.

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

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In particular, Section 404 of the Sarbanes-Oxley Act (“Section 404”) requires us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. As an emerging growth company, our management decided to avail itself of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of its internal control over financial reporting under Section 404. See “—As an ‘emerging growth company,’ we cannot be certain if the reduced disclosure requirements applicable to ‘emerging growth companies’ will make our ordinary shares less attractive to investors.” However, we may no longer avail ourselves of this exemption when we expect to cease being an emerging growth company on December 31, 2026 (i.e., the end of the fifth fiscal year after our public listing). At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. As a public company, we are required to provide an annual management report on the effectiveness of our internal control over financial reporting. Since becoming subject to the Sarbanes-Oxley Act as a U.S. public company, in financials years prior to the year ended December 31, 2025, our management and our independent registered public accounting firms identified material weaknesses in our internal control over financial reporting, including in connection with the audits of the Company's financial statements as of and for the years ended December 31, 2024, 2022, 2021 and 2020. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.” Although all of those material weaknesses have since been fully remediated, we can give no assurance that additional material weaknesses and/or significant deficiencies in our internal control over financial reporting will not be identified in the future. Any failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could lead to a restatement of our financial statements, cause the Company to fail to meet its reporting obligations and cause investors to lose confidence in our reported financial information, which may result in a decline in the market price of our shares.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of our ordinary shares.

We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act. However, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to the Company on June 30, 2026.

As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act (including the requirement applicable to emerging growth companies to disclose the compensation of its Chief Executive Officer and the other two most highly compensated executive officers on an individual, rather than an aggregate, basis). In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, while our management expects to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies, and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Furthermore, our ordinary shares are not listed on any market in BVI and we do not currently intend to list our ordinary shares on any market in BVI, the Company’s home country. As a result, we are not subject to the reporting and other requirements of companies listed in BVI. Accordingly, there may be less publicly available information concerning our business than there would be if the Company were a public company organized in the United States.

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

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” Furthermore, as an “emerging growth company,” our management expects to avail itself of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. We may remain an “emerging growth company” until December 31, 2026 (i.e., the end of the fifth fiscal year after our public listing) or until such earlier time that the Company has more than $1.235 billion in annual revenues, has more than $700 million in market value of its ordinary shares held by non-affiliates, or issues more than $1.0 billion of non-convertible debt over a three-year period. We will incur additional expenses after we are no longer an “emerging growth company,” in particular in respect of our independent registered public accounting firm’s attestation regarding the effectiveness of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act which will be required to be included as part of our 2026 Annual Report on Form 20-F.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Our management cannot predict if investors will find our ordinary shares less attractive because we will rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active market for our ordinary shares and the Company’s share price may be more volatile.

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

A non-U.S. corporation generally will be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year if, after the application of specific look-through rules, either (1) at least 75% of its gross income for such year is “passive income” (as defined in the relevant provisions of the Code), or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the composition of GDEV’s income and assets (including unbooked goodwill), including the proportionate composition of income and assets, as applicable, of its subsidiaries, during the relevant period, GDEV believes it was not a PFIC for its taxable year ended on December 31, 2025. However, there can be no assurances in this regard, nor can there be any assurances that we will not be treated as a PFIC in the current taxable year or any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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

On September 12, 2024, the Company entered into a Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc. (together, the “Agents”), under which it may offer and sell, from time to time, 1,757,026 ordinary shares of the Company, held in treasury (including all shares acquired pursuant to the Tender Offer), through a designated Agent in an “at the market offering” (the “ATM Offering”), as defined in Rule 415(a)(4) promulgated under the Securities Act. Sales under the ATM Offering may be made directly on or through Nasdaq, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or any other method permitted by law. During the year ended December 31, 2024, the Company sold a total of 214 ordinary shares for an aggregate amount of $ 5,384.70 under the ATM Offering. The Company did not sell any ordinary shares under the ATM Offering in the year ended December 31, 2025.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2025 and for those currently in progress, see “Item 5. Operating and Financial Review and Prospects.”

B.	Business Overview

Overview

We build mobile, web and social games for millions of players to enjoy globally. Our games are free to play, and we continuously innovate our games to provide novel, curated in-game content to our users at optimal points in their game journeys.

Our core product offering, Hero Wars, offers a suite of games across mobile, social and web-based platforms and has, since its launch in 2016, evolved into a well-recognized global gaming franchise in the RPG genre, with 5.4 million MAUs across more than 70 countries in 2025. In 2025, Hero Wars was ranked the 2nd most downloaded game in the RPG genre on Android and iOS, combined, according to data provided by AppMagic.

Continuous improvements in game content and focus on customer engagement has allowed us to monetize on the popularity of our games and achieve attractive key performance metrics. In particular as of December 31, 2025, Hero Wars’ cumulative all time Bookings crossed the $2.5 billion mark. We benefit from predictable cohorts and a loyal base of core players, which supports our ability to sustain our monetization per user. In the year ended December 31, 2025, cohorts from previous periods accounted for 68.9% of our Bookings for our core product, Hero Wars.

Since our formation over a decade ago, we have developed a sizeable built-to-scale platform, enabling us to streamline content development and offering a value-enhancing opportunity for our new and existing games. In 2022, we entered into agreements to acquire four separate gaming studios to expand our portfolio of mid-core games, enlarge our player base and expand into new genres. We plan to further expand gameplays within our current products as well as work towards new game offerings.

Our headquarters are in Cyprus. As of December 31, 2025, we had 488 employees. Our revenue for the years ended December 31, 2025 and 2024 was $404.3 million and $420.9 million, respectively, and our Bookings2 for the same periods were

$351.0 million and $404.0 million, respectively. We recorded net cash flows generated from operating activities of $29.4 million and $28.5 million for the years ended December 31, 2025 and 2024, respectively. Our total comprehensive income net of tax for the years ended December 31, 2025 and 2024 was $70.4 million and $26.2 million, respectively.

Our Industry

We operate in the global digital gaming market, a significant and growing component of the entertainment industry. Mobile gaming represents the largest segment of the global games market, accounting for approximately 55% of total global gaming revenue according to Newzoo. According to Sensor Tower, mobile gaming IAP revenue on iOS and Google Play reached approximately $81.75 billion in 2025, marking the third consecutive year of revenue growth despite a continued decline in downloads, pointing to a market that is increasingly driven by deeper monetization of existing players rather than expansion of the player base.

Total mobile gaming downloads across iOS and Google Play declined to approximately 50.4 billion in 2025 according to Sensor Tower, continuing a multi-year downward trend. Despite this, total hours spent in mobile gaming continued to grow, reflecting sustained player engagement among existing users according to Sensor Tower. According to Sensor Tower, IAP revenue growth was approximately 1% year-over-year in 2025 on a mobile games basis, with growth skewed toward Europe while the United States remained essentially flat.

Genre performance in 2025 was highly uneven. According to Sensor Tower, strategy games drove the largest revenue gains across all major regions, with meaningful IAP revenue growth in Asia, North America and Europe year-over-year, powered largely by titles from publishers headquartered in China and other Asia-Pacific markets. RPG, by contrast, continued to face significant headwinds, with IAP revenue declining across Asia, North America and Europe year-over-year. Downloads fell across casual, mid-core and hybrid-casual product models, while hybrid-casual was the standout monetization gainer, with IAP revenue growing sharply while casual and mid-core remained essentially flat.

The competitive landscape among publishers shifted meaningfully in 2025. According to Sensor Tower, publishers headquartered in Asia-Pacific markets materially increased their share of global mobile IAP revenue year-over-year, while North American publishers experienced a decline. The mobile gaming advertising market also underwent structural change, with video ad formats and rewarded placements growing their share of total impressions, while advertising spend continued to consolidate toward a smaller number of dominant networks.

Looking ahead, Sensor Tower projects continued growth in mobile gaming revenue, driven by improving monetization strategies, a stronger focus on player retention and lifetime value, and ongoing engagement growth in key markets including the United States and Japan, where time spent rebounded in 2025 following declines in 2024.

Casual and Hybrid-Casual vs. Hardcore and Mid-Core games

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

Hybrid-casual games combine the accessible, easy-to-learn gameplay mechanics typical of casual games with deeper progression systems, meta-layers, and diversified monetization strategies that include both in-app purchases and advertising revenue. Unlike traditional casual games, which rely primarily on advertising monetization, or mid-core games, which depend largely on in-app purchases from a smaller but more engaged player base, hybrid-casual titles are designed to attract a broad audience through simple core gameplay while retaining and monetizing players through layered progression and live operations features.

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

According to Sensor Tower, mobile RPG IAP revenue represented the second largest genre by revenue after Strategy. However, the genre experienced a multi-year downward trend, with IAP revenue declining materially in 2024 and continuing to face further headwinds in 2025, with revenue declining across all major regions including Asia, North America and Europe on a year-over-year basis.

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

Although the barriers to entry in mobile gaming can be considered to be relatively low, barriers to success and achieving critical scale are substantially higher. While mobile game titles number in the thousands, only a relatively small fraction reach the scale that allows them to sustainably compete on a global level. According to Sensor Tower, in 2025, 828 mobile games surpassed $10 million in annual global IAP revenue, of which only 134 exceeded $100 million and nine exceeded $1 billion, demonstrating the concentration of meaningful revenue among a limited number of titles. The number of games surpassing these annual IAP revenue thresholds has seen relatively modest growth in recent years, reinforcing the premise that achieving and maintaining critical scale in mobile gaming remains exceptionally difficult despite the low barriers to initial entry.

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

2010

The Company’s story dates back to 2010 when the future friends and founders of the Company first met. At that time, Andrey Fadeev (co-founder of Nexters Global) was running Progrestar, a social games development studio, and Boris Gertsovskiy (co-founder of Nexters Global) was shaping his plans on starting a game business.

2012

Boris Gertsovskiy became the president of Crazy Bit, a social games development studio. Progrestar and Crazy Bit began their partnership and both teams moved to new offices in the same office center. The studios held regular mutual events and shared best practices.

2013	Progrestar released Throne Rush, a strategy game which later became one of the most popular social games on Facebook and VK. Later that year, Throne Rush became a part of the new company’s portfolio.
2014	Andrey and Boris decided to combine efforts and continue their gaming business under a new brand: “Nexters.”

Island Experiment, the Company’s first casual game was released on social networks.

2016	The Company began to grow its presence with a new office in Cyprus and launched Hero Wars, an action RPG which became a blockbuster with dozens of millions of fans around the world.
2018	The Company took a strategic decision to switch its focus on mobile platforms and started scaling mobile versions of its games.

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

2020	U.S. share became the largest and exceeded one-third of the Nexters Global’s revenue, while the total install base reached almost 100 million players.
2021	The Company officially released two new casual games, Chibi Island, a farm and adventure game and Island Questaway.

On August 26, 2021, we consummated our business combination with Kismet.

2022

In January 2022, the Company entered into agreements to acquire gaming studios to expand its portfolio of mid-core games and enlarge its player base, including Cubic Games, the publisher of Pixel Gun 3D, one of the world’s largest mobile first-person shooter (“FPS”) by monthly audience.

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

2025

In 2025, the Company continued to expand its portfolio and strengthen its studio partnerships. In May, Cubic Games announced the development of Pixel Gun 2, a cross-platform multiplayer shooter and the next title in the established Pixel Gun franchise, expected to be released in 2026. In September, the Company strengthened its strategic partnership with Royal Ark as Idle Zombie Miner reached the top position in its genre.

Our Strengths

Portfolio of strong-performing games on mobile and desktop platforms with a leading blockbuster mid-core RPG title, Hero Wars.

Our core product offering, Hero Wars, offers a suite of games across mobile, social and web-based platforms and has, since its launch in 2016, evolved into a well-recognized global gaming franchise in the RPG genre, with 5.4 million MAUs across more than 70 countries in 2025. In 2025, Hero Wars was ranked the 2nd most downloaded game in the RPG genre on Android and iOS, combined, according to data provided by AppMagic.

In 2022, we acquired Pixel Gun 3D through our studio Cubic Games, diversifying our portfolio with a distinct audience, art style and monetization model. The franchise has accumulated over 300 million installs and more than $230 million in Bookings since its 2013 debut, and expanded to Steam in 2024. Cubic Games is currently developing Pixel Gun 2, a fully cross-platform sequel targeting a 2026 launch on iOS, Android and Steam, with console versions to follow.

In 2022, we also entered a strategic partnership with Royal Ark. The collaboration produced Idle Zombie Miner, which soft-launched in early 2024 and within eighteen months reached over 17 million installs and the number-one position in the clicker/idle genre according to AppMagic. In September 2025, GDEV increased its ownership in Royal Ark to 57%, deepening the partnership while preserving the studio's operational independence.

While games we offer on mobile represent the core part of our franchise, we offer a suite of games on both mobile and desktop, which allows us to reduce risk of over-dependence on a single platform. The desktop versions of our games enable us to access a wider audience and expand our addressable market. In 2025, 60% of our Bookings were attributable to mobile and 40% to desktop, the same as in 2024.

We believe that the positioning of our games enables us both to enhance content offerings inside the main products as well as to grow into different genres and potentially add adjacent markets such as, among other things, multimedia and merchandise.

Highly diversified global user and revenue base underpinning the quality of earnings.

We have developed a highly diversified customer base and proven ability to adapt and localize our games across regions and countries. Originally launched in Russian, Hero Wars is currently available in thirteen languages and in more than 70 countries across the world, including major markets such as the United States, the European Union, Japan and South Korea. Developed markets account for the majority of our revenue base, with the United States accounting for 33% of our revenue in 2025 while Europe and Asia accounting for 33% and 19%, respectively, in the same period. In the year ended December 31, 2024, the United States accounted for 34% of our revenue, with Europe and Asia accounting for 30% and 22%, respectively. Such diversification further serves as a protection against currency fluctuations, as well as any adverse country-specific events in terms of consumer behavior, local regulations, access to social networks, and other factors. Our multi-language capabilities, technological edge and proven success across multiple jurisdictions serves as a strong foundation for further expansion in other major markets where we are currently not or underrepresented.

In 2022, we diversified our game offerings into new genres, casual and first-person shooter, and plan to further expand gameplays within our current products as well as work towards new game offerings.

Data-driven engagement and monetization.

Our user acquisition approach has evolved from broad-scale growth campaigns toward disciplined, efficiency-focused performance marketing. We deploy proprietary technology and data-driven decision-making to identify and attract players with strong long-term value, prioritizing audience quality over volume. This approach has enabled us to reduce selling and marketing expenses while improving operating margins.

We believe our games benefit from a relatively loyal and engaged player base. Our core franchises attract players with long retention horizons, generating predictable, recurring monetization across multi-year cohorts. For example, as of December 31, 2025, the average lifespan of paying users in our flagship franchise, Hero Wars, was approximately 29 months. Continuous investment in live content, game balance and community engagement has allowed us to sustain monetization depth and grow Average Bookings Per Paying User over time.

Technology platform built to scale, fueling our content development strategy.

Since our founding, we have built a sizeable technology platform designed to scale, enabling us to streamline content development across both existing franchises and new titles. As of December 31, 2025, we had a team of approximately 267 experienced developers and data scientists (including artists and game designers), as well as approximately 36 specialists covering in-game social network and customer support.

We incorporate data-driven decision-making into our entire game development process and use proprietary predictive models to assess the likelihood of success of new product launches and allocate resources toward features with the strongest return on investment. Our multi-platform capabilities allow us to reach a broader audience and offer a more diversified gaming experience across mobile, PC and browser – supporting ongoing innovation across our portfolio.

Strong potential for profitability and cash flow generation

Our business model is designed to be financially self-sustaining, generating cash flows from operations that fund ongoing development and portfolio growth without reliance on material external financing. As of December 31, 2025, our cumulative all-time Bookings exceeded $2.5 billion. For the year ended December 31, 2025, we generated $29.4 million in net cash flows from operating activities.

For the year ended December 31, 2025, our portfolio averaged 281 thousand Monthly Paying Users and 8.6 million Monthly Active Users, implying an MPU conversion rate of 3.3%, compared to 342 thousand MPUs, 11.6 million MAUs, and a conversion rate of 2.9% for the year ended December 31, 2024. The decline in MPUs reflects our deliberate shift toward higher-quality user acquisition focused on long-term payer value, while the increase in ABPPU from $91 to $97 and the improvement in payer conversion demonstrate the underlying monetization strength and loyalty of our core player base.

Our consistent revenue generation is underpinned by predictable cohorts and a loyal base of core players. As such in 2025, cohorts from previous periods accounted for 68.9% of our Bookings for our core product, Hero Wars, and the ABPPU for all of our game offerings was $97/month. We view Armenia and Kazakhstan as a cost-advantaged locations for our offices due to the relatively low cost of living and the cost effectiveness of running a technology business that employs high-skilled professionals compared to many developed markets such as the United States or the United Kingdom. A combination of global revenue base and relatively low cost base creates significant operating leverage in our business.

Founder-led management team supported by the complementary expertise of core shareholders.

We were founded by Andrey Fadeev who has led our Company from its inception to becoming a top independent mobile game developer in Europe (excluding developers owned and controlled by other companies active in the gaming market), based on in-game purchases net of platform fees for 2025, according to data provided by data.ai. For the years ended December 31, 2025 and 2024, we generated $351.0 million and $404.0 million, respectively, in Bookings. As of December 31, 2025, we had approximately 488 employees among the Group’s companies, with approximately 257 people serving the Group’s companies in various areas on a freelance basis. As a software developer by training, our founder is, among other things, the key architect behind our game development and content strategy. Our core management team has been stable and comprises a diverse team of skillful professionals who have proven to be among the best in the industry through the years. We believe our management’s core competencies are well complemented by the strategic relationship with Bukhman brothers, founders of Playrix (a leading global mobile games developer), who acquired a large minority stake in Nexters Global in 2018 and have been instrumental in our industry-leading expertise.

Well-positioned consolidation platform.

We believe we are well placed to selectively pursue potential acquisitions in Europe and potentially other regions. Since being a publicly traded company, we have already entered into agreements to acquire a few gaming studios in the mid-core segment, with a view to expanding our portfolio of mid-core games and enlarging our player base, including Cubic Games, the publisher of Pixel Gun 3D, one of the world’s largest mobile FPS by monthly audience.

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

Game Portfolio

Our core game offering is Hero Wars, which was downloaded 31.1 million times in 2025 on iOS and Android and has an average rating of 4.5 among users. Island Questaway was soft launched in November 2021, was globally released under its new title, Island Hoppers, in 2023, and was downloaded 3 million times in 2025. Through our acquisitions in January 2022, we added Pixel Gun 3D to our portfolio of gaming titles; Cubic Games is currently developing Pixel Gun 2, a fully cross-platform sequel targeting a 2026 launch on iOS, Android and Steam, with console versions to follow.

As of and for the year ended December 31, 2025, we generated $351 million in Bookings, 93% of which were attributable to Hero Wars and 7% attributable to our other titles.

We plan to further expand gameplays within our current products as well as work on new offerings.

Hero Wars
Genre:	RPG
Launch:	2016
Rating[3]:	4.5/5
DAUs (in thousands)[4]:	736
MAUs (in millions)[5]:	5.4
MPUs (in thousands)[6]:	231
Monthly Payer Conversion[7]:	4.3%
ABPPU[8]:	$111.3/month

3 Rating for current version in the United States’ Apple App Store and Google Play Store as of December 31, 2025.

4 Determined as of December 31, 2025. For a definition of DAUs, see “Item 5. Operating and Financial Review and Prospects—Key performance metrics—Daily Active Users.”

5 Determined as of December 31, 2025. For a definition of MAUs, see “Item 5. Operating and Financial Review and Prospects—Key performance metrics—Monthly Active Users.”

6 Determined as of December 31, 2025. For a definition of MPUs, see “Item 5. Operating and Financial Review and Prospects—Key performance metrics—Monthly Paying Users.”

7 Determined as of December 31, 2025. For a definition of monthly payer conversion, see “Item 5. Operating and Financial Review and Prospects—Key performance metrics—Monthly Payer Conversion.”

8 Determined as of December 31, 2025. For a definition of ABPPU, see “Item 5. Operating and Financial Review and Prospects—Key performance metrics—Average Bookings Per Paying User.

Launched in 2016, Hero Wars is our blockbuster mid-core multi-platform RPG. It is an adventure game, where players start with a single hero and progress through the game by collecting new heroes, battling enemies, powering up heroes, unlocking skills and training their hero pack. The game allows players to fight epic multiplayer PvP battles against enemies, characters and bosses for power, rewards, or rare items. Players are able to purchase virtual items, including boosts and other items within the game to further their progression and unlock more virtual rewards. In 2025, Hero Wars was in the top 100 grossing worldwide mobile games app, according to data provided by AppMagic. For the year ended December 31, 2025, we generated $29.4 million in net cash flows generated from operating activities, with Hero Wars being the major contributor.

For the year ended December 31, 2025, Hero Wars generated $325.1 million in Bookings, representing a decline of 11% in comparison to its Bookings in 2024 due to the prolonged overall negative trend in the gaming market in 2023 and 2024 and decline of mobile RPG segment in 2025. The following graphic illustrates the split of our Hero Wars Bookings by geography in 2025.

Other — Includes Bookings not allocated to any specific geography.

By distribution platform for the year ended December 31, 2025, 58% of our Bookings were generated from mobile (representing a 2% decrease in the portion of our total Bookings attributable to mobile compared to the previous year, resulting from a shift towards desktop), 42% from desktop (including social and web) (representing a 2% increase compared to the previous year, resulting from shift towards desktop).

For the year ended December 31, 2025, Hero Wars had DAUs of 736 thousand (representing a decrease of 7% over the previous year), with 59% on mobile and 41% on desktop (including social and web), and MAUs of 5.4 million. Hero Wars’ MPUs were 231 thousand for the year ended December 31, 2025, broadly similar to previous year. The ABPPU was $111.3/month for the year ended December 31, 2025, a decrease compared to $117.5/month in 2024.

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

Island Hoppers

Genre:Farming game with puzzles

Launch:2021 (Android and iOS)

Rating9:4.4/5 on Google Play and 4.6/5 on
the Apple App Store

Soft launched in 2021 under its former title, Island Questaway, Island Hoppers represents an important expansion of GDEV’s portfolio into casual gaming. Island Hoppers offers fresh and exciting gameplay through a blend of different genres with a farming game that features an engaging storyline as well as a variety of puzzles to solve for an exciting, fun gaming experience.

9 Rating for current version in the United States’ Apple App Store and Google Play Store as of December 31, 2025.

Pixel Gun 3D

Genre:First-person shooter

Launch:2013 (iOS); 2014 (Android, Amazon); 2020 (Huawei); 2024 (PC, Steam)

Rating10:4.2/5 on Google Play and 4.7/5 on
the Apple App Store

Acquired in 2022, Pixel Gun 3D is one of the world's largest mobile first-person shooter games by monthly audience, with more than 300 million cumulative downloads. Pixel Gun 3D is an online action battle royale game offering multiple modes in which players pit themselves against real opponents online. In April 2024, the game was launched on Steam, entering the Top 20 most sold and Top 50 most played games on debut. Building on the franchise's momentum, Cubic Games is currently developing Pixel Gun 2, a fully cross-platform sequel targeting a 2026 launch on iOS, Android, and Steam, with console versions to follow.

10 Rating for current version in the United States’ Apple App Store and Google Play Store as of December 31, 2025.

Monetization

Our games are based on the free-to-play monetization model, whereby we generate revenues through in-game purchases (the sale of virtual goods within the game) and in-game advertising. We strive to enhance our games by offering players the option to accelerate their progress and deepen the gaming experience through in-game purchases. As of and for the year ended December 31, 2025, we generated $351 million in Bookings, 93% of which were attributable to Hero Wars and 7% attributable to our other titles. As of and for the year ended December 31, 2024, we generated $404.0 million in Bookings, 90% of which were attributable to Hero Wars and 10% attributable to our other titles.

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

Distribution Platforms

We offer our games across mobile, social, and web platforms. For the year ended December 31, 2025, 60% of our Bookings were generated from mobile and 40% from desktop (including social and web-based).

Our mobile gaming offering is mainly split between two operating systems: Apple iOS, with games distributed in the Apple App Store and Google Android, with games distributed mainly in Google Play. We also distribute our offering through social media channels, primarily Facebook. Players discover games within the distribution platforms by searching games using the built-in search tools, browsing the top charts, trending downloads, and various other category lists, and by using other marketplace features. There are also various built-in promotional campaign placements within each marketplace. We strive to maintain good relationships with each marketplace to access this high-visibility promotional inventory. Ultimately, internal decision-making between the marketplace stakeholders determines which games are featured in these placements and the various other promotional categories. In addition to serving as distribution platforms, the online marketplaces offer integrated payment systems that allow users to make recurring in-game purchases, using a reliable trusted infrastructure. As at the date of this Annual Report, the distribution platforms charge us commissions which vary by platform and by country. Our platform commissions were 22% and 23% of revenues earned through in-game purchases for the years ended December 31, 2025 and 2024, respectively.

Our web-based gaming offering is distributed through our own platforms, where we primarily rely on Xsolla, a third-party online payment service provider, to process any payments generated in games accessed through our website.

Technology

We have invested in developing our technology stack to support the growth of our business. We operate on a cloud-based technology platform, which we believe is sufficiently scalable, flexible and stable to handle our scale of operations. Our platform has the ability to handle millions of users accessing our games each month with sufficient levels of performance and reliability. For the years ended December 31, 2025 and December 31, 2024 our average MAU was 8.6 million and 11.6 million, respectively.

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

We develop and produce our own titles using a development process in which a group of creative, production, and technical professionals collaborate. Our new game development is governed by four key stages: prototype, test launch, soft launch, and core game release. Quality assurance personnel are involved throughout the development and production of published content and our games are subject to extensive testing before public release to assure compatibility with appropriate hardware systems and configurations and to minimize the number of bugs and other defects found in the products. We are responsible for the entire development and production process. In addition, we outsource some of the processes to external providers acting under our supervision and control. As of December 31, 2025, we had a team of approximately 267 experienced developers and data scientists (including artists and game designers) as well as approximately 36 specialists covering in-game social network and customer support.

Intellectual Property

We consider our intellectual property rights, including our trademarks, copyrights and trade secrets, to be, in the aggregate, material to our business. We endeavor to protect our investment in our intellectual property by seeking to protect it in the key jurisdictions where we do business. When appropriate, we seek to obtain trademark protection by registering trademarks for the names and designs under which we market and license our games. As of December 31, 2025, we owned 22 trademarks that have been registered or applied for in the United States and 33 trademarks that have been registered or applied for in jurisdictions outside of the United States. These trademark registrations include "GDEV," "Nexters," "Cubic Games," "Hero Wars: Alliance," "Hero Wars: Dominion Era," "Island Hoppers," "Pixel Gun 3D," "Block City Wars" and "Shortly," as well as figurative trademarks of certain of our game characters. We also own registrations for the internet domains for our websites. Additionally, many aspects of our games, including feature elements such as game characters, are subject to copyright protection. Further, we own trade secrets relating to our games and the software and technology that we use to operate those games and our business.

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

We develop tailored monetization and retention strategies for different parts of our users’ lifecycles, including before they become paying users, after they become paying users, and for users who become inactive. We operate a centralized marketing team that performs key marketing and user acquisition functions. As of December 31, 2025, we had approximately 56 marketing employees (including creative, marketing analytics, user acquisition, and marketing growth).

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

There has been considerable focus on in-game offers to purchase virtual goods or premiums with real world currency (or with virtual in-game currency that can be purchased with real world currency) for which the player doesn’t know prior to purchase the specific digital goods or premiums they will be receiving (sometimes referred to as loot boxes, crates, or mystery prizes). In some of our games, certain mechanics may be deemed to be loot boxes, including instances where players can receive items from a predetermined list or purchase items (such as chests) on a random basis. In certain academic, political and regulatory discussions, these features have been compared to gambling because users are providing something of value for the chance to win a prize, with a large number of prizes having relatively modest value or utility and fewer having significant value or utility. For instance, in 2019, the U.S. Federal Trade Commission (the “FTC”), held a public workshop on loot boxes to explore concerns about loot box mechanics, including consumer harm and youth exposure, and published a staff perspective summarizing public and academic input. Further, at least one bill has been introduced in the U.S. Senate that would seek to ban certain loot boxes in games marketed to minors. Multiple state legislatures have also considered bills to restrict or ban loot boxes. In January 2025, the FTC settled with Genshin Impact's developer, Hoyoverse, imposing a $20 million fine for selling loot boxes to players under 16 without parental consent and for misleading practices regarding in-game transaction costs and item probabilities. Hoyoverse agreed to implement stricter age verification and clearer disclosures about in-game transactions.

In January 2025, a Belgian court sought clarification from the CJEU regarding the liability of app stores, like Apple's, for hosting games with illegal loot boxes, indicating ongoing legal challenges and the need for clearer regulations within the European Union. The case was subsequently settled by Apple before the CJEU could issue a ruling.

In January 2025, Sweden's gambling authority, Spelinspektionen, released a follow-up report highlighting concerns that loot boxes may encourage gambling behaviors among young adults and minors, suggesting a potential link between loot boxes and youth gambling.

The legal treatment of loot boxes continues to evolve in Austria and other EU Member States through litigation and regulatory action, creating ongoing uncertainty and potential divergence across jurisdictions. For example, on December 18, 2025, Austria’s Supreme Court (Oberster Gerichtshof) held in 6 Ob 228/24h that randomized “packs” embedded in a broader skill-based game may fall outside prohibited gambling when assessed in the context of overall gameplay.

Loot box-specific restrictions have also emerged in certain jurisdictions, including direct prohibitions on loot boxes for minors and mandatory probability disclosure regimes that apply specifically to randomized, paid in-game items. For example, Brazil enacted Law No. 15.211/2025, under which loot boxes are prohibited in electronic games that are targeted at or likely to be accessed by children and adolescents, according to their respective age group.

U.S. regulation of children’s online safety and age assurance is evolving quickly at both the federal and state levels, creating a fragmented and increasingly operationally burdensome compliance environment. At the federal level, proposals such as the reintroduced Kids Online Safety Act (119th Congress) signal momentum toward duty-of-care–style obligations and other design- and safety-focused requirements for online services used by minors.

In parallel, states are rapidly expanding age-verification and parental-consent requirements, with an emerging trend to shift these obligations “upstream” to digital distribution. If enacted broadly and upheld, these laws could require material changes to mobile game distribution and onboarding flows (including age-gating, account creation, and purchases), increase compliance complexity, and create heightened enforcement and litigation exposure. For example, Texas SB 2420 (the “Texas App Store Accountability Act”), effective since January 1, 2026, was temporarily blocked by a federal court on December 23, 2025 while litigation proceeds. Utah’s App Store Accountability Act delays core age-verification obligations until May 6, 2026. Louisiana’s HB 570 (Act No. 481) is effective July 1, 2026 and similarly targets app-store age assurance and parental consent. California has also enacted AB 1043 (Digital Age Assurance Act), effective January 1, 2027, adopting an “age-signal” approach that may affect how apps implement age-based features and consent flows across iOS/Android ecosystems.

China has applied stringent requirements and limitations on online game operations and has been developing and tightening the regulations on the offering of loot boxes in recent years, including, among other things, that loot boxes cannot be acquired with direct investment of real money or virtual currency, that all items available in loot boxes must be obtainable through other means or be provided with items of the same features obtainable through other means, and the odds of winning must be published. Japan has implemented a self-regulatory approach to loot boxes. Certain jurisdictions have adopted probability-disclosure requirements for “probability-type items”. In South Korea, mandatory disclosure requirements for probability-type items have been in effect since March, 2024, and subsequent amendments have been adopted to strengthen dispute resolution and litigation mechanisms relating to alleged violations of those disclosure requirements.

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

At the EU consumer-protection level, the CPC Network published Key Principles on In-game Virtual Currencies on 21 March 2025, aiming to curb misleading pricing and improve transparency around virtual-currency monetization.

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

For example, the enactment of the CCPA prompted a wave of similar legislative developments in other states in the United States, which creates the potential for a patchwork of overlapping but different state laws. Since the CCPA went into effect, comprehensive privacy statutes that share similarities with the CCPA are now in effect and enforceable in numerous states and will soon be enforceable in several other states as well. These comprehensive state privacy laws may increase our compliance costs and potential liability, particularly in the event of a data breach, and could have a material adverse effect on our business, including how we use personal information for advertising and other purposes, our financial condition, and the results of our operations or prospects. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would increase the challenge of compliance.

Additionally, laws relating to specific privacy and consumer protection issues have been passed and are continuing to be considered in other states, including laws governing the collection and use of personal information (including for advertising) about children and teenagers. For example, laws such as the Nebraska Age-Appropriate Online Design Code Act went into effect on January 1, 2026 impose various obligations on certain large online services that are reasonably likely to be accessed by minors under the age of 18. The law imposes heightened privacy-by-design obligations, including requirements to configure default settings for minors at the highest privacy level, limit data collection to what is reasonably necessary to provide the service, restrict or prohibit targeted advertising to minors, and implement safeguards around profiling, geolocation, in-game purchases, social interaction features and algorithmic recommendation systems. Compliance may require implementation of age estimation or age verification mechanisms and the development of separate experiences or controls for minor users. Other states, such as Texas, Maryland and Vermont have enacted, or are considering enacting, similar laws.

Because requirements vary by state (including scope, consumer rights, and operational obligations), this evolving patchwork may require ongoing updates to policies, data governance and product features, and increasing the complexity of compliance for businesses. In the event of an actual or perceived violation of these state laws, regulators could seek severe statutory damages, injunctive relief or agreed settlements providing for ongoing audit and reporting requirements.

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

We are also subject to the EU General Data Protection Regulation 2016/679 (the “GDPR”) in the European Economic Area (the “EEA”), and, following the withdrawal of the United Kingdom from the European Union, we have had to comply with the GDPR as implemented in the United Kingdom, which together with the amended United Kingdom Data Protection Act 2018 (together, the “UK GDPR”), retains in large part the GDPR in United Kingdom national law. In addition, the UK enacted the Data (Use and Access) Act 2025, which makes targeted amendments to the UK’s data protection and privacy framework and requires us to make certain changes to compliance processes. The GDPR and the UK GDPR (collectively, the “Applicable UK/EU Data Protection Laws”) impose comprehensive data privacy compliance obligations on controllers and processors of personal data in the EEA and the United

Kingdom, including, for example, specific standards for obtaining consent from individuals to process their personal data, robust disclosures to individuals and a comprehensive individual data rights regime, and defined timelines for data breach notifications. The Applicable UK/EU Data Protection Laws create compliance obligations applicable to our business and some of our players, which can be uncertain given rapidly developing guidance and case law, and could change our business practices, expose us to significant reputational damage, regulatory enforcement actions or assessment notices (for a compulsory audit), orders to cease/change our data processing activities, and/or civil lawsuits (including class action or similar representative lawsuits) by consumers or consumer organizations, amongst others, for alleged breach of data protection laws, and we could be subject to enforcement actions under each of the EEA and UK regimes for the same breach.. The Applicable UK/EU Data Protection Laws include financial penalties for noncompliance including possible fines of up to the greater of 4% of global annual revenues for the preceding financial year or €20 million, or £17.5 million in the United Kingdom, for the most serious violations.

Many geographies in which we operate, including Australia, Brazil, Canada and India, have passed or are in the process of passing comparable or other robust data privacy legislation or regulation, which may lead to additional costs and increase our overall risk exposure. For example, Australia enacted the Privacy and Other Legislation Amendment Act 2024, introducing significant amendments to Australia’s privacy framework. Brazil continues to expand its privacy framework through regulations issued by the National Data Protection Authority, including Resolution CD/ANPD No. 19/2024 on international data transfers and the approval of standard contractual clauses.

We are also subject to rules under Applicable UK/EU Data Protection Laws with respect to cross-border transfers of personal data out of the EEA and the UK, respectively, and recent legal developments and guidance have created complexity and uncertainty regarding such transfers to other countries, in particular in relation to transfers to the United States. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could suffer additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; we may have to implement alternative data transfer mechanisms under the Applicable UK/EU Data Protection Laws and/or take additional compliance and operational measures; and/or it could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition. There can be no assurances that we will be successful in our efforts to comply with the GDPR or other privacy and data protection laws and regulations, or that violations will not occur, particularly given the complexity of both these laws and our business, as well as the uncertainties that accompany new laws.

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

In the EU, the Artificial Intelligence Act (“EU AI Act”), establishing a comprehensive, risk-based framework for artificial intelligence (“AI”) governance within the EU market, entered into force on August 1, 2024, and the majority of its provisions are scheduled to come into force on August 2, 2026.We are also subject to evolving EU and UK privacy laws on cookies, tracking technologies and e-marketing. Recent European court and regulator decisions are driving increased attention to cookies and similar tracking technologies. In the EU and UK, informed consent is required for the placement of certain cookies or similar tracking technologies on an individual’s device and for direct electronic marketing. Consent is tightly defined and includes a prohibition on pre-checked consents and a requirement to obtain separate consents for each type of cookie or similar technology. All of the above factors, again, introduce the possibility we will be subject to, and required to comply with, a separate and additional legal regime with respect to data privacy, which may result in substantial costs and may necessitate changes to our business practices. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Company’s Information Technology and Data Security—Our business could be adversely impacted by changes relating to electronic marketing or the restriction of the use of third-party cookies and similar tracking technologies.”

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

Our core product offering, Hero Wars, offers a suite of games across mobile, social and web-based platforms and has, since its launch in 2016, evolved into a well-recognized global gaming franchise in the RPG genre, with 5.4 million MAUs across more than 70 countries in 2025. In 2025, Hero Wars ranked 2nd most downloaded game in the RPG genre combined on Android and iOS according to data provided by AppMagic.

Continuous improvements in game content and focus on customer engagement has allowed us to monetize on the popularity of our games and achieve attractive key performance metrics. In particular as of December 31, 2024, Hero Wars cumulative all time Bookings crossed the $2.0 billion mark and as of the date of this report is approaching 2.5 billion mark. We benefit from predictable cohorts and a loyal base of core players, which supports our ability to sustain our monetization per user. In the year ended December 31, 2025, cohorts from previous periods accounted for 68.9% of our Bookings for our core product, Hero Wars.

Since our formation over a decade ago, we have developed a sizable built-to-scale platform, enabling us to streamline content development and offering a value-enhancing opportunity for our new and existing games. In 2022, we entered into agreements to acquire four separate gaming studios to expand our portfolio of mid-core games, enlarge our player base and expand into new genres. We plan to further expand gameplays within our current products as well as work towards new game offerings.

Our headquarters are in Cyprus. As of December 31, 2025, we had 475 employees. Our revenue for the years ended December 31, 2025 and 2024 was $404.3 million and $420.9 million, respectively, and our Bookings12 for the same periods were $351.0 million and $404.0 million, respectively. We recorded net cash flows generated from operating activities of $29.4 million and $28.5 million for the years ended December 31, 2025 and 2024, respectively. Our total comprehensive income net of tax for the years ended December 31, 2025 and 2024 was $70.4 million and $26.2 million, respectively.

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

In 2025 Bookings amounted to $351.0 million compared to $404.0 million in 2024. The share of advertisement sales as a percentage of total Bookings in 2025 decreased slightly to 5.7% compared to 6.7% in 2024.

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

Daily Active Users (in thousands)

We attribute the overall decrease in our DAUs in 2025 (particular in the second half of the year, which is traditionally weaker due to the seasonality of our business (see “—Seasonality” below)), primarily to our deliberate reduction in user acquisition spending throughout 2024 and 2025, which resulted in a smaller inflow of new players, as well as the natural attrition of cohorts acquired during the period of elevated marketing investment in 2021 and 2022.

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

Monthly Active Users (in thousands)

The decline in MAUs throughout 2025 reflects the reduced inflow of new players following our strategic shift toward more disciplined, efficiency-focused user acquisition spending in 2024 and 2025. Consistent with our more targeted user acquisition strategy, the overall addressable audience gradually contracted, with the effect becoming more pronounced in the second half of the year in line with typical seasonal patterns (see “—Seasonality” below).

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

Average Monthly Paying Users (in thousands)

A decrease in MPUs during 2025 is attributed to decrease in marketing expenses due to a shift in user acquisition strategy focused on enhancing efficiency.

Monthly Payer Conversion

We define Monthly Payer Conversion as the total number of MPUs, divided by the number of MAUs. We believe that Monthly Payer Conversion is a useful metric to describe the monetization of our users.

Monthly Payer Conversion

	H1 2024	H2 2024	H1 2025	H2 2025
Monthly Payer Conversion	3.0%	2.9%	3.2%	3.4%

Average Bookings Per Paying User

We define Average Bookings Per Paying User, or ABPPU, as our total Bookings attributable to in-game purchases in a given period, divided by the number of months in that period, divided by the average number of MPUs during the period. We believe that ABPPU is a useful metric to describe monetization.

ABPPU (in $/month)

The increase in ABPPU in 2025 was due to the greater decline in MPUs in 2025 in comparison to the decline in Booking in 2025, which we attribute to a shift in our user acquisition strategy to enhance efficiency by focusing on a smaller, more targeted audience that possesses characteristics that we deem to be linked to higher-paying opportunities.

Key Factors Affecting Our Business

There are a number of factors that affect the performance of our business, and the comparability of our results from period to period, including:

●	Conversion of players into paying users and ongoing monetization. While our games are free-to-play, we generate a substantial majority of our revenues from players’ purchases of in-game virtual items. Revenues from in-game purchases accounted for 95.0% and 93.6% of revenues in the years ended December 31, 2025 and 2024, respectively. Our financial performance is dependent, in part, on our ability to convert more active players into paying players and to grow or maintain user spend over the long term. These two strategies may not always be successfully implemented simultaneously. Therefore, we may, during certain periods of time, concentrate more on increasing the number of paying users, while allocating more of our resources to increasing average spend per user during other periods (such as our strategy in 2025) depending on a number of external and internal factors. In the year ended December 31, 2025, our average Monthly Payer Conversion was 3.3%, reflecting an increase from 2.9% in the prior year. Our players’ willingness to consistently make in-game purchases is impacted by our ability to deliver engaging content and personalized user experiences, which we assess based on historical data analysis and series of A/B tests.
●	Release of new content, offers, and features. Our revenue growth has been driven by improving the content, offers, and features in our existing games. In order to enhance the content, offers, and features in our existing games, we must invest a significant amount of our technological and creative resources, ensuring that we support a consistent cadence of novel content creation that drives conversion and continued monetization. These expenditures generally occur months in advance of the release of new content.
●	Successfully acquiring new users and retaining our new and existing users. Establishing and maintaining a loyal network of users and paying users is vital for our business. In order to grow our user network, we incur marketing expenses across various user acquisition channels and maintain a substantial focus on content development for our existing games to attract, engage and retain users. During the year ended December 31, 2025, we had 1,060 thousand average DAUs, representing a decrease of 321 thousand average DAUs compared to the prior year. We developed a comprehensive data driven approach towards marketing and user acquisition, which, we believe, helps us to acquire new users in an efficient way. We intend to continue to seek new opportunities to enhance and refine marketing efforts to acquire new users, including further refining our data driven approach and identifying potential technologies and channels to enhance our marketing and advertising capabilities.

General Economic Conditions

Our games may be sensitive to general economic conditions and economic cycles. Difficult economic conditions in the markets in which we compete or seek to expand, such as decreases in per capita income and level of disposable income driven by increases in inflation, energy costs, income (and other) taxes and the cost of living, increased and prolonged unemployment or a decline in consumer confidence, in each case, as a result of worldwide or regional recession, geopolitical tension, political instability or other country-specific factors, or uncertainty about economic stability, including as a result of the implementation of tariffs by the United States and retaliatory tariffs by the targeted countries, could negatively affect the demand for our games and therefore have a material adverse effect on our Bookings or results of operations. For example, the miliary conflict by United States and Israel against Iran launched in late February 2026 has led to a surge in oil prices and volatility in the energy markets, which may negatively impact levels of consumers’ disposable income. Under difficult economic conditions, consumers may seek to reduce discretionary spending by foregoing entertainment activities such as the playing of our games and incurring costs related to in-game purchases.

In 2022, worldwide gaming revenue experienced its first year-over-year decline in a decade, according to Newzoo, with the downward trend continuing into 2023. Mobile gaming returned to growth in 2024, and this recovery continued into 2025, as the market shifted from new-user volume toward lifetime value expansion, according to Sensor Tower.

The RPG genre specifically faced headwinds in 2024 and continued to face pressure in 2025, as mid-core and hardcore titles struggled to attract new players and existing user spending showed signs of saturation, according to Sensor Tower.

Against this backdrop, the Company's Bookings declined in each of 2023, 2024 and 2025, reflecting both the continued softness in the RPG genre – the genre of our core franchise, Hero Wars, responsible for a substantial portion of our Bookings and revenue – and our deliberate shift toward more disciplined, efficiency-focused user acquisition, which reduced the inflow of new players while improving operating margins and Adjusted EBITDA.

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

Russian Geopolitical and Economic Risks

As a result of the military actions in Ukraine, a number of governments, including those of the United States, United Kingdom and European Union, have imposed unprecedented sanctions on specified persons and entities in Russia. While the situation remains highly fluid and additional sanctions are possible, neither we, nor any of our subsidiaries are currently subject to any sanctions that have been imposed. Nevertheless, as result of the ongoing conflict in Ukraine, many U.S. and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, tech, travel and logistics, manufacturing and others, have indefinitely suspended their operations and paused all commercial activities in Russia and Belarus. For example, Apple and Google, two of the primary platforms that distribute our games, have suspended their respective digital wallet and mobile payment services, Apple Pay and Google Pay, in relation to credit cards issued by Russian financial institutions that are the subject of sanctions. Players who access our games via these platforms in Russia may therefore be disconnected from the primary means to make in-game purchases. Based on our current geographical distribution of Bookings, management believes that the latest geopolitical developments will have certain residual negative effects on the Company’s future financial performance, limited to the share of Bookings deriving from the markets of the former Soviet Union (FSU), which stood at 8% of our total for 2025 and which, as a percentage of our total Bookings, generally declined over the past few years. The exact effects cannot currently be reliably estimated due to the constantly changing environment.

Recent Changes in Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 (Basis of presentation—Changes in accounting policies) to our audited consolidated financial statements for the fiscal year ended December 31, 2025, included elsewhere in this Annual Report.

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

For more information regarding our revenue recognition practices in respect of in-game purchases, see Note 4 (Accounting judgments, estimates and assumptions—Revenue recognition) and Note 25 (Deferred revenue and deferred platform commission fees) to our audited consolidated financial statements for the fiscal year ended December 31, 2025, included elsewhere in this Annual Report.

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

Game operation cost

Game operation cost consists mainly of employee benefit expenses of employees and freelancers performing this function, licensing fees, technical support services provided by third parties, and depreciation and amortization related to these expenses. These costs primarily relate to the maintenance and upgrades of the Company’s software applications. Employee benefit expenses consist of wages, salaries, bonuses, benefits, and other compensation including share based compensation as well as employer-paid payroll taxes depending on salaries.

Other operating income

Other operating income relates to income associated with non-core activities of the group.

Selling and marketing expenses

Selling and marketing expenses consists of costs related to advertising, user acquisition, employee benefit expenses for employees and freelancers performing these functions and depreciation and amortization associated with these expenses We plan to continue to invest in sales and marketing to acquire and retain our users. However, sales and marketing expenses may fluctuate as a percentage of revenues depending on the timing and efficiency of our marketing efforts. Employee benefit expenses consist of wages, salaries, bonuses, benefits, and other compensation including share based compensation as well as employer-paid payroll taxes depending on salaries.

General and administrative expenses

General and administrative expenses comprise employee benefits expenses, professional fees, loss on sale of subsidiaries, insurance liability expenses, other operating expenses and depreciation and amortization related to these expenses. Employee benefits expenses consist of wages, salaries, bonuses, benefits, and other compensation including share based compensation as well as employer-paid payroll taxes depending on salaries. Professional fees represent primarily audit expenses, legal consulting fees and other consulting and similar services. Other operating expenses mainly consist of office rent and miscellaneous sundry expenses.

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

Tax

Income tax consists of corporation tax, Special Contribution for the Defence of the Republic of Cyprus (“SDC”) and certain overseas income taxes imposed by several jurisdictions where we distribute our products and where certain legal entities of our Company’s group operate. In Cyprus, where our holding company and the major operating company have tax presence, there are no substantial differences between the tax and accounting bases of assets and liabilities acquired or incurred, respectively, in the ordinary course of business; and, therefore, these assets and liabilities should not result in substantial deferred tax assets or liabilities. Deferred tax assets and liabilities may arise, however, in the case of temporary differences attributable to certain other legal entities in our Company’s group.

Cyprus imposes corporate income tax at a rate of 15% on the worldwide taxable income of Cyprus tax resident companies. Effective January 1, 2026, interest income earned by a Cyprus tax resident company, whether from Cyprus or abroad, is subject to corporate income tax on a net basis (gross interest less expenses incurred wholly and exclusively for the production of such income). Prior to this date, passive interest income was exempt from corporate income tax but was subject to SDC at a rate of 17%.

Dividend income received by a Cyprus company from abroad is generally exempt from Cyprus corporate income tax, provided this income is not tax deductible by the paying entity. Such dividends may, however, be subject to SDC at a rate of 5% (reduced from 17% effective January 1, 2026), subject to certain participation exemption rules. The payment of dividends to non-Cyprus tax resident shareholders (companies or individuals) or to individuals who are Cyprus tax resident but not Cyprus domiciled is generally exempt from withholding tax in Cyprus. Certain exceptions apply to dividend payments to entities in jurisdictions included in the EU list of non-cooperative jurisdictions or in “low tax jurisdictions” (as defined in “Item 10. Additional Information—E. Taxation—“Cyprus Tax Considerations”). These withholding taxes do not apply to dividend payments on shares listed on a recognized stock exchange.

Under amendments to the Cyprus Income Tax Law effective from January 1, 2020, upon disposal of an intangible asset, any cumulative depreciation previously claimed is no longer clawed back and taxed in the year of disposal, and any gain of a capital nature realized upon disposal is exempt from tax. Unclaimed capital allowances for intangible assets can be carried forward over the remaining useful life of the asset. In addition, for expenditure incurred on scientific research and R&D activities during the years 2023 through 2030 (as extended by the 2026 Cyprus Tax Reform), an additional allowance equal to 20% of the expenditure incurred may be claimed at the election of the taxpayer. This additional allowance cannot be claimed in parallel with the Cyprus IP Regime. Under the 2026 Tax Reform, intangible assets with indefinite useful life are amortized for tax purposes over 20 years.

Tax losses may be carried forward for seven years (extended from five years under the 2026 Cyprus Tax Reform). Group companies may deduct losses against profits arising during the same tax year under group relief provisions. As at December 31, 2025, the Group did not recognize a deferred tax asset of $20 thousand resulting from the tax losses carried forward from the periods preceding the 2025 taxable year due to the uncertainties regarding the Group’s ability to use the losses carried forward against the taxable profits in the future. The carried forward tax losses available to the Group mainly expire in 2026.

Overseas tax in excess of credit claims used during the year represents withholding income tax charges imposed in respect of our Bookings in certain jurisdictions where our customers are located.

For a more detailed description of Cyprus taxation, including withholding tax rules, transfer pricing requirements, the Cyprus IP Regime, and Global Minimum Tax (Pillar II) provisions, see “Item 10. Additional Information—E. Taxation—“Cyprus Tax Considerations.”

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

	Year ended
	December 31,
	2025	2024	2023

	(US$ in thousands)
Revenue	404,346	420,933	464,549
Costs and expenses
Cost of revenue:
Platform commissions	(84,686)	(91,272)	(109,020)
Game operation cost	(56,728)	(50,746)	(55,594)
Other operating income	2,119	2,232	2,053
Selling and marketing expenses	(159,353)	(209,092)	(226,262)
General and administrative expenses	(34,558)	(31,536)	(31,445)
Impairment loss on trade and loan receivables and change in fair value of loans receivable	(9)	(22)	(5,919)
Total costs and expenses	(333,215)	(380,436)	(426,187)
Profit/(loss) from operations	71,131	40,497	38,362
Finance income	3,423	3,715	5,248
Finance expenses	(443)	(7,558)	(4,047)
Change in fair value of share warrant obligations and other financial instruments	4,384	913	10,946
Share of loss of equity-accounted associates	(3,799)	(7,524)	(515)
Profit/(loss) before income tax	74,696	30,043	49,994
Income tax expense	(5,365)	(4,509)	(3,879)
Profit/(loss) for the year, net of tax	69,331	25,534	46,115
Attributable to equity holders of the Company	69,331	25,534	46,115
Attributable to non-controlling interest	—	—	—
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss	1,083	686	1,837
Foreign currency translation difference	1,164	747	1,650
Other	(81)	(61)	187
Total comprehensive income/(loss) for the year, net of tax	70,414	26,220	47,952
Attributable to equity holders of the Company	70,414	26,220	47,952
Attributable to non-controlling interest	—	—	—

Non-financial performance metrics

	Year ended
	December 31,
	2025	2024	2023

Bookings (US$ in thousands)(1)	351,011	403,995	421,632
DAUs (in thousands)(2)	1,060	1,381	1,431
MAUs (in millions) (3)	8.6	11.6	11.4
MPUs (in thousands)(4)	281	342	377
Monthly Payer Conversion(5)	3.3%	2.9%	3.3%
ABPPU (US$)(6)	98	92	86
(1)	The Company defines Bookings as sales contracts generated from in-game purchases and advertising in a given period.
(2)	The Company defines Daily Active Users, or DAUs, as the number of individuals who played one of its games during a particular day.
(3)	The Company define Monthly Active Users, or MAUs, as the number of individuals who played a particular game in a calendar month.
(4)	The Company defines Monthly Paying Users, or MPUs, as the number of individuals who made a purchase of a virtual item at least once on a particular platform in a calendar month.
(5)	The Company defines Monthly Payer Conversion as the total number of MPUs, divided by the number of MAUs.
(6)

The Company defines Average Bookings Per Paying User, or ABPPU, as its total Bookings attributable to in-game purchases in a given period, divided by the number of months in that period, divided by the average number of MPUs during the period.

Comparison of the year ended December 31, 2025 versus the year ended December 31, 2024

	Year ended December 31,		Variance
	2025	2024	(US$in

	(US$in thousands)		thousands)	(%)
Revenue	404,346	420,933	(16,587)	(4)%
Costs and expenses amortization
Cost of revenue:
Platform commissions	(84,686)	(91,272)	6,586	(7)%
Game operation cost	(56,728)	(50,746)	(5,982)	12%
Other operating income	2,119	2,232	(113)	(5)%
Selling and marketing expenses	(159,353)	(209,092)	49,739	(24)%
General and administrative expenses	(34,558)	(31,536)	(3,022)	10%
Impairment loss on trade and loan receivables and change in the fair value of loans receivable	(9)	(22)	13	(59)%
Total costs and expenses	(333,215)	(380,436)	47,221	(12)%
Profit/(loss) from operations	71,131	40,497	30,634	76%
Finance income	3,423	3,715	(292)	(8)%
Finance expenses	(443)	(7,558)	7,115	(94)%
Change in fair value of share warrant obligations and other financial instruments	4,384	913	3,471	N/M
Share of loss of equity-accounted associates	(3,799)	(7,524)	3,725	(50)%
Profit/(loss) before income tax	74,696	30,043	44,653	N/M
Income tax expense	(5,365)	(4,509)	(856)	19%
Profit/(loss) for the year, net of tax	69,331	25,534	43,797	N/M
Attributable to equity holders of the Company	69,331	25,534	43,797	N/M
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss	1,083	686	397	58%
Foreign currency translation difference	1,164	747	417	56%
Other	(81)	(61)	(20)	33%
Total comprehensive income/(loss) for the year, net of tax	70,414	26,220	44,194	N/M
Attributable to equity holders of the Company	70,414	26,220	44,194	N/M

N/M – not meaningful

Revenue

	Year ended December 31,		Variance
	2025	2024	(US$in

Revenue by type:	(US$in thousands)		thousands)	(%)
In-game purchases	384,187	393,854	(9,667)	(2)%
Advertising	20,150	27,017	(6,867)	(25)%
Licensing	9	62	(53)	(85)%
Total	404,346	420,933	(16,587)	(4)%
Revenue by geographic location of player:
US	131,696	143,031	(11,335)	(8)%
Europe	132,784	126,210	6,574	5%
Asia	77,373	91,872	(14,499)	(16)%
Other	62,493	59,820	2,673	4%
Total	404,346	420,933	(16,587)	(4)%

Revenue for the year ended December 31, 2025 decreased by $17 million (or 4%) compared to 2024 and amounted to $404 million, reflecting a decline in recognition of revenue associated with both current-period Bookings as well as a decline in recognition of deferred revenues accrued in prior periods. This was mainly due to declining consumer spending levels in the current and preceding years, which reduced the amount of revenue recognized during the year. The decrease is consistent with our strategy to pursue more disciplined marketing spending and focus on attracting higher-quality, better-paying users rather than maximizing short-term volume.

Platform commissions

Platform commissions for the year ended December 31, 2025 decreased by $7 million (or 7%) compared to 2024 to reach $85 million, generally proportionate to the decrease in revenues.

Game operation cost

Game operation costs increased by $6 million (or 12%) in the year ended December 31, 2025 compared to 2024 and amounted to $57 million, mainly driven by an increase in investments in our IT infrastructure.

Other operating income

Other operating income remained relatively stable at $2.1 million in the year ended December 31, 2025 compared to $2.2 million for the year ended December 31, 2024. The other operating income mainly consists of a grant received by Nexters Studio Armenia from the Ministry of Digitalization associated with the personal income tax benefit applicable to our employees in the amounts of $1.7 million and $1.8 million for the years ended December 31, 2025 and 2024, respectively.

Selling and marketing expenses

Selling and marketing expenses in the year ended December 31, 2025 decreased by $50 million (or 24%) compared to 2024, amounting to $159 million. This decrease was driven by our continued focus on improving the efficiency of user acquisition activities. The decrease reflects a more selective approach to performance marketing, prioritizing channels that attract players with higher long-term value over broadscale campaigns aimed at short-term growth.

General and administrative expenses

General and administrative expenses increased by $3 million (or 10%) in the year ended December 31, 2025 and amounted to $35 million compared to $31.5 million in the year ended December 31, 2024. The increase was primarily driven by higher salary and related personnel expenses, reflecting the expansion of development activities and increased scale of operations across our game development studios.

Finance income

Finance income for the year ended December 31, 2025 remained broadly stable at $3.4 million compared to $3.7 million for the year ended December 31, 2024, with a modest decrease of $0.3 million (or 8%) driven primarily by lower interest income from U.S. Treasury bills and government bonds held at amortized cost, partially offset by higher interest income from bank deposits.

Finance expense

Finance expenses for the year ended December 31, 2025 decreased by $7.1 million (or 94%) to $0.4 million compared to $7.6 million for the year ended December 31, 2024. The decrease was primarily due to the non-recurrence of the net foreign exchange loss on monetary assets and liabilities denominated in foreign currencies, and the fair value loss on short-duration Treasury ETFs mandatorily measured at fair value through profit or loss, both of which were recorded in 2024.

Change in fair value of share warrant obligations and other financial instruments

Change in fair value of share warrant obligations and other financial instruments for the year ended December 31, 2025 amounted to a gain of $4.4 million compared to a gain of $0.9 million for the year ended December 31, 2024. The increase of $3.5 million was primarily driven by the recognition of a $4.3 million fair value gain on the convertible loan extended to Castcrown Ltd. (the parent entity of Royal Ark), recorded at the conversion of that loan into equity in August 2025, upon which GDEV's ownership in Castcrown increased to 57%. No comparable gain on this instrument was recognized in 2024.

Share of loss of equity-accounted associates

Share of loss of equity-accounted associates decreased by $3.7 million to $3.8 million (or 50%) for the year ended December 31, 2025, compared to $7.5 million for the year ended December 31, 2024. The decrease was primarily driven by lower losses recognized in respect of Castcrown Ltd. (the parent entity of Royal Ark). In 2024, the Group recognized a disproportionately large share of Castcrown's losses, including losses from prior periods that had not previously been reflected due to the carrying amount of the investment being zero. In 2025, no such catch-up effect occurred, resulting in a significantly lower charge.

Income tax expense

Income tax expense increased by $0.9 million (or 19%) to $5.4 million for the year ended December 31, 2025, compared to $4.5 million for the year ended December 31, 2024, driven by the significant growth in the Group's taxable profits. The increase was however substantially mitigated by deductions available under special tax regimes applicable to the Group's operating entities, which limited the overall effective tax rate.

Other comprehensive income

Other comprehensive income for the year ended December 31, 2025 increased by $0.4 million (or 58%) compared to 2024, primarily due to higher foreign currency translation differences arising on the consolidation of the Group's foreign operations.

Comparison of the year ended December 31, 2024 versus the year ended December 31, 2023

A comparison of our results of operations for the years ended December 31, 2024 and 2023 has been omitted from this Annual Report, but may be found under the heading “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Comparison of the year ended December 31, 2024 versus the year ended December 31, 2023” of our 2024 Annual Report on Form 20-F filed with the SEC on March 31, 2025.

B.	Liquidity and Capital Resources

Capital Spending

One of the elements of our business strategy is to pursue certain M&A targets in the gaming space in Europe and other regions. Although we did not incur any substantial expenditures associated with our M&A activities in 2025 and 2024, we have incurred substantial levels of expenditures in the past, and may incur substantial levels of expenditure in the future as we continue to evaluate certain acquisition opportunities for additional businesses or games that meet our strategic and return on investment criteria. We also incur other capital expenditures in the normal course of business and perform ongoing enhancements and updates to our games and our IT infrastructure to maintain their quality standards. Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by operating activities. Capital needs for investment opportunities are evaluated on an individual opportunity basis and may require significant capital commitments.

Our capital expenditures – which we define as acquisitions of property, plant and equipment as well as intangible assets excluding expenditures associated with M&A activities – were $1.1 million and $0.4 million for the years ended December 31, 2025 and 2024, respectively. In 2026, up to the date of this Annual Report, we estimate that our capital expenditures amounted to approximately $0.01 million, primarily representing investments in property, plant and equipment and intangible assets.

Liquidity

Our primary sources of liquidity are the cash flows generated from our operations and currently available unrestricted cash and cash equivalents. Our cash and cash equivalents totaled $62.9 million at December 31, 2025.

On March 11, 2025 the Company paid a one-time, nonrecurring special cash dividend of $3.31 per ordinary share, representing an aggregate cash outflow of approximately $56 million, with an additional $4 million remaining unpaid due to legal restrictions and classified as a current liability as at the date of this report.

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

Cash flows

The following tables present our consolidated cash flows for the periods indicated:

	Year ended
	December 31,
	2025	2024	2023

	(US$ in thousands)
Operating activities
Profit/(loss) for the year, net of tax	69,331	25,534	46,115
Adjustments for:
Depreciation and amortization	6,854	6,181	6,276
Share-based payments expense	609	1,278	2,032
Income from share option forfeiture and cancellation	—	—	(609)
Share of loss of equity-accounted associates	3,799	7,524	515
Impairment loss on trade and loan receivables and change in fair value of loans receivable	9	22	5,919
Change in fair value of share warrant obligations and other financial instruments	(4,384)	(913)	(10,946)
Change in fair value of other investments	(128)	1,698	115
Unwinding of discount on the put option liability	—	129	129
Trade and loan receivables write-off	(415)	59	119
Interest income	(1,749)	(2,344)	(4,017)
Interest expense	84	76	61
Lease modification loss/(gain)	(12)	6	33
Gain on acquisition of associates	—	(47)	—
Loss on sale of subsidiaries	(117)	—	—
Dividend income	(750)	(1,371)	(1,231)
Foreign exchange loss	(796)	5,186	3,395
Income tax expense	5,365	4,509	3,879
	77,700	47,527	51,785
Changes in working capital
Decrease in deferred platform commissions	12,556	6,886	20,686
Decrease in deferred revenue	(54,498)	(16,938)	(42,917)
Decrease/(increase) in trade and other receivables	(375)	6,012	(9,880)
(Decrease)/increase in trade and other payables	(1,757)	(10,394)	(632)
	(44,074)	(14,434)	(32,743)

Income tax paid	(4,181)	(4,568)	(1,088)
Net cash flows generated from operating activities	29,445	28,525	17,954

Investing activities
Acquisition of intangible assets	(2)	(95)	(16)
Acquisition of property and equipment	(311)	(343)	(739)
Investments in equity accounted associates	(2,314)	(7,524)	(515)
Loans granted	(1,171)	(601)	(1,933)
Proceeds from repayment of loans	401	472	969
Disposal of intangible assets and property and equipment	6	4	—
Acquisition of other investments	(44,698)	(63,865)	(107,159)
Proceeds from redemption of investments	24,410	126,156	75,484
Interest received	525	326	368
Dividends received	750	1,371	1,078
Net cash flows generated from/(used in) investing activities	(22,404)	55,901	(32,463)

Financing activities
Payments of lease liabilities	(1,328)	(1,591)	(1,892)
Interest on lease	(84)	(76)	(56)
Dividends paid and distribution to shareholders	(55,990)	—	—
Buy-back of the shares resulted from Tender offer	—	(33,109)	—
Payments from exercise of put option liability of Cubic Games Studio Ltd's previous shareholders	—	(10,159)	—
Net cash flows used in financing activities	(57,402)	(44,935)	(1,948)

Net increase/(decrease) in cash and cash equivalents for the year	(50,361)	39,491	(16,457)
Cash at the beginning of the year	111,049	71,798	86,774
Effect of changes in exchange rates on cash held	2,220	(240)	1,481
Cash and cash equivalents at the end of the year	62,908	111,049	71,798

Comparison of the year ended December 31, 2025 versus the year ended December 31, 2024

Operating activities

Net cash flows generated from operating activities for the year ended December 31, 2025 were broadly in line with the year ended December 31, 2024, increasing marginally by $0.9 million, primarily reflecting a reduction in user acquisition expenses. This reduction was largely offset by a decrease in Bookings across the Company's game portfolio.

Investing activities

Net cash flows used in investing activities for the year ended December 31, 2025 amounted to $22.4 million, compared to net cash inflows of $55.9 million for the year ended December 31, 2024. The year-over-year change was primarily driven by the fact that in 2024 the Company received substantial proceeds from the redemption of short-term securities that significantly exceeded new investment outflows, whereas in 2025 no comparable redemptions occurred. Additionally, the overall volume of funds available for investment was reduced following the payment of the one-time special cash dividend in March 2025.

Financing activities

Net cash flows used in financing activities for the year ended December 31, 2025 increased significantly to $57.4 million, compared to $44.9 million for the year ended December 31, 2024, primarily due to the $56.0 million one-time, nonrecurring special cash dividend paid to the Company's shareholders in March 2025.

Comparison of the year ended December 31, 2024 versus the year ended December 31, 2023

A comparison of our cash flows for the years ended December 31, 2024 and 2023 has been omitted from this Annual Report, but may be found under the heading “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows—Comparison of the year ended December 31, 2024 versus the year ended December 31, 2023” of our 2024 Annual Report on Form 20-F filed with the SEC on March 31, 2025.

The following table summarizes our contractual obligations as of December 31, 2025:

	Payments due by period(1)
	Carrying	Contractual	3 months or	Between 3-	Between 1-5
Non-derivative financial liabilities	amounts	cash flows	less	12 months	years
Lease liabilities	1,087	1,136	228	618	290
Trade and other payables	25,138	25,138	25,138	—	—
	26,225	26,274	25,366	618	290

	Payments due by period(1)
	Carrying	Contractual	3 months or	Between 3	Between 1-5
Derivative financial liabilities	amounts	cash flows	less	12 months	years
Share warrant obligation	362	362	—	—	362
Put option liability	15,002	15,002	15,002	—	—
	15,364	15,364	15,002	—	362

(1)	Amounts are gross and undiscounted, and include contractual interest payments and exclude the impact of netting agreements.
C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

For additional information on these as well as other critical accounting policies, judgments and estimates of the Company, please refer to Note 4 (Accounting judgments, estimates and assumptions) to our audited consolidated financial statements for the fiscal year ended December 31, 2025, included elsewhere in this Annual Report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report:

Name	Age	Title
Andrey Fadeev	41	Chief Executive Officer, Co-Founder and Director (Chairperson)
Alexander Karavaev	50	Chief Financial Officer
Igor Bukhman	44	Director
Marie Holive	48	Director
Andrew Sheppard	49	Director
Tal Shoham	42	Director

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

Marie Holive. Mrs. Holive has served as a member of GDEV’s board of directors since August 2022 and is also chair of the audit and risk committee. Mrs. Holive has 25 years of leadership experience in blue-chip companies in the media, technology, consulting services, healthcare and energy industries. Previous roles include: CEO and CFO of Comcast NBCUniversal International Networks Business, and operations leader and senior audit manager at General Electric. She brings special expertise in board governance, audit & risk, sustainability, AI, cyber as well as in digital, commercial, and international strategies. She also serves as an independent non-executive director at Team Internet Group plc (a UK publicly listed software company), where she is chair of the audit and risk committee and a member of the remuneration committee, a director at ESG.AI Technologies (an AI-powered provider of ESG-targeted strategies), where she is chair of the audit and risk committee, as well as Chief Executive Officer and Coaching Practice Director at Proteus International LLC (a strategy consulting firm). Mrs. Holive’s Artificial Intelligence expertise also includes her participation in MIT Sloan program on Artificial Intelligence’s implications for business strategy and how she has applied learnings in her board work but also at Proteus International designing and implemented the company AI strategy. Mrs. Holive graduated from École Centrale de Lyon with a Master of Science degree in general engineering, holds MBA degrees from London Business School and Columbia Business School and a non-executive director diploma from the Financial Times.

Andrew Sheppard. Mr. Sheppard has served as a member of GDEV’s board of directors since August 2021 and is also chair of the nomination and compensation committee. Mr. Sheppard has over 24 years of experience building, managing and advising multi-billion dollar consumer businesses. Earlier in his career, Mr. Sheppard was CEO of GREE International, President of Studios at Kabam and Head of Strategy at Electronic Art's Maxis Studio. Mr. Sheppard is currently a Managing Director at Transcend Fund, an early-stage venture capital firm focused on interactive entertainment and games. He also serves as an independent member of the board of directors for Fun Country, Ruckus Games, Live Aware Labs, Eggscape Entertainment and Virtuous Holdings. Mr. Sheppard holds a degree in Economics from Pomona College and an MBA from the University of California, Berkeley's Haas School of Business.

Tal Shoham. Mr. Shoham has served as a member of GDEV’s board of directors since August 2022. Mr. Shoham has over 10 years of experience in business development, product management and marketing in the field of gaming and software companies such as Supersonic, ironSource and Huuuge Games. His primary areas are ad-monetization, user acquisition, marketing strategies, product management and M&A. Mr. Shoham is currently serving as an Investor & Board Member at Parana (an early stage gaming company) and he is an LP (limited partner) in Vgames (a venture fund focused on gaming), as well as a co-founder and President at Tedooo (a social app for handmade crafts) and a co-founder and chairman at Peer Play (an early stage gaming company) and the co-founder and investor of Geckos games. In late 2025, Mr. Shoham founded Velocity, where he serves as Co-Founder and CEO. Mr. Shoham holds a bachelor’s degree in Politics, Government and Management from the Ben-Gurion University of the Negev.

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

For the fiscal year ended December 31, 2025, the aggregate cash compensation paid to the Company’s executive officers was $1,870 thousand and the aggregate cash compensation paid to the Company’s directors (including our former directors and Chairperson, Natasha Braginsky Mounier, until her departure on February 13, 2025) was $1,058 thousand. For grants of options to our executive officers and directors under our 2021 Employee Stock Option Plan, see “—Options Granted Under the 2021 ESOP.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

On July 1, 2025, the Company’s board of directors adopted the following resolutions in respect of the compensation of the Company’s directors:

●	For the term ending with the annual general meeting held on August 29, 2025:
o	the overall share-based compensation shall constitute an equivalent of $100,000 per year; and
o	share-based compensation shall be satisfied by issuing to each director 5,221 Company ordinary shares, representing $100,000 divided by $19.1544 per share (calculated as the weighted average for the two trading weeks preceding the grant decision (June 25, 2025)).
●	For the term beginning with the annual general meeting held on August 29, 2025:
o	$100,000 cash compensation, plus additional compensation of $25,000 for each committee chairperson; and
o	share-based compensation – an equivalent of $100,000 to be issued at a certain price per share that can be considered “fair” at the date of grant.

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

Options Granted

The following executive officers and directors of the Company (holding such positions in 2025) held Options under the 2021 ESOP (both vested and unvested) to acquire ordinary shares of the Company as of December 31, 2025. In the table and discussion below, the number of options refer to GDEV ordinary shares (adjusted for the Reverse Share Split) issuable upon their exercise, with 10 options exercisable for 1 GDEV ordinary share.

					Number of
	Total				Options
	Number				Outstanding
	of			Exercise	as of Dec.31,
Participant	Options[1]	Grant Date	Vesting Date	Price	2025[2]
Alexander Karavaev	100,000	November 16, 2021	• 20,000 at 4th anniversary of grant date • 20,000 at 5th anniversary of grant date	$ 100 per share	80,000
Anton Reinhold (COO until October 2024)	73,574	November 16, 2021	• 14,715 at January 1, 2025 • 14,715 at January 1, 2026 • 7,357 at July 1, 2026	nil per share	nil
Marie Holive	5,221	July 1, 2025	• 5,221 at grant date	nil per share	—
Tal Shoham	5,221	July 1, 2025	• 5,221 at grant date	nil per share	10,654
Andrew Sheppard	5,221	July 1, 2025	• 5,221 at grant date	nil per share	—

1Reflects options that have either (i) been granted in the reporting period and all or a portion of which have vested in the reporting period, or (ii) been granted in a previous reporting period and all or a portion of which have vested in the reporting period.

2Reflects all vested options, whether granted in the reporting period or a previous reporting period, held by such executive officer or director as of December 31, 2025.

In the year ended December 31, 2025, the following options were exercised:

●	6,933 options granted to Natasha Braginsky Mounier (former director/Chairperson, departed the Board as of February 13, 2025);
●	10,654 options granted to Marie Holive;
●	9,745 options granted to Andrew Sheppard; and
●	14,715 options granted to Anton Reinhold.

No other options granted to our executive officers and directors were exercised in the year ended December 31, 2025.

C.	Board Practices

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

As of December 31, 2025, we had approximately 475 employees among the Group’s companies, of whom approximately 171 were women, with approximately 201 employees in Cyprus and approximately 274 employees in Armenia, Kazakhstan and certain other countries. As of December 31, 2025, approximately 257 people served the Group’s companies in various areas on a freelance basis.

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

Information regarding the ownership of our ordinary shares by our directors and executive officers (holding such positions in 2025) is set forth in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

On March 17, 2026, Andrey Fadeev, Chief Executive Officer and Chairman of the board of directors, informed the Company that he purchased 2,730,384 GDEV Inc. ordinary shares from Boris Gertsovskiy, the co-founder of the Company and a former Company director, in a private placement transaction (the “Share Purchase”). Following the Share Purchase, Mr. Fadeev beneficially owned 6,709,391 GDEV Inc. ordinary shares, or 37.0% of the Company’s issued and outstanding shares as of March 18, 2026, and Mr. Gertsovskiy divested himself of the entirety of his remaining shareholding in the Company. The Share Purchase was conducted by Mr. Fadeev solely in a personal capacity and not in connection with his role as CEO and/or Chairman of the Company, nor was Mr. Fadeev acting in concert with the Company in any manner in relation to the Share Purchase. In connection with the Share Purchase, Mr. Gertsovskiy has irrevocably transferred to Mr. Fadeev all of his rights arising under the Company’s Memorandum and Articles of Association to appoint, jointly with Mr. Fadeev, directors to the Company’s board of directors, and has irrevocably waived such appointment rights in favor of Mr. Fadeev.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

The Company was not required to prepare an accounting restatement during or after the last completed fiscal year.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Beneficial Ownership

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 20, 2026 based on a total number of 18,150,489 ordinary shares outstanding as of such date, with respect to the beneficial ownership of our shares by:

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

	Number of	Percentage of
Beneficial Owners	Shares(1)	Shares(2)
Directors and Executive Officers
Andrey Fadeev (Director and Chief Executive Officer)	6,709,391	37.0%
Natasha Braginsky Mounier (former Director)	6,933	*
Igor Bukhman (Director)(3)	3,720,070	20.5%
Marie Holive (Director)	10,654	*
Andrew Sheppard (Director)	512	*
Tal Shoham (Director)(4)	10,654	*
Alexander Karavaev(5) (Chief Financial Officer)	81,650	*
Anton Reinhold (Chief Executive Officer of Nexters Global)	380,024	2.1%
Olga Loskutova (former Chief Operating Officer)	5,433	*
All GDEV directors and executive officers as a group (9 individuals)	10,925,321	59.8%

Other 5% Shareholders
Everix Investments Limited(6)	7,440,140	41.0%
Kismet Sponsor Limited(7)	1,787,500	9.5%
*	Less than one percent (1%) of our outstanding ordinary shares.
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

(5)

Includes (i) 1,650 ordinary shares currently held as of the date of this Annual Report and (ii) 80,000 ordinary shares issuable pursuant to options that have been granted under the 2021 ESOP and are currently exercisable or exercisable within 60 days. For information regarding the options, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Options Granted Under the 2021 ESOP.”

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

Securities Held in the Host Country

As of March 20, 2025, 18,150,489 ordinary shares of the Company were issued and outstanding, of which 1,213,032, or 6.7%, were held by two record holders in the United States.

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

Pursuant to the terms of a share purchase agreement entered into between Boris Gertsovskiy and Andrey Fadeev on March 11, 2026, Boris Gertsovskiy irrevocably transferred to Andrey Fadeev all of his rights arising under the Company’s Memorandum and Articles of Association to appoint, jointly with Andrey Fadeev, directors to the Company’s board of directors, and has irrevocably waived such appointment rights in favor of Andrey Fadeev.

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

Relationship with Flow Research S. L.

Flow Research S.L. was a Spanish company that is the Company’s wholly-owned subsidiary. Mr. Gertsovskiy, one of the Company’s co-founders, has been a director and administrator of Flow Research from 2017 until his resignation, effective as of March 2024. Furthermore, Mr. Gertsovsiky’s spouse, Tatiana Gertsovskaya, is employed by Flow Research S.L. in a non-executive position. On April 11, 2024, Flow Research S.L. has been liquidated.

Loan to MX Capital Limited

In connection with the acquisition of its 48.8% stake in MX Capital Limited, an equity accounted associate of the Company, on February 4, 2022, the Company entered into a secured loan agreement with MX Capital Limited for up to an aggregate amount of €43.0 million, issuable in tranches, subject to the fulfilment of certain conditions precedent to each issuance. The loan bears an interest rate of 7.0% per annum, and is intended to fund MX Capital Limited’s game development activities. As of the date of this Annual Report, the gross amount outstanding under the loan was approximately $22.9 million, which amount has remained unchanged since 2023 as no additional tranches were disbursed. The Company has recorded expected credit losses in respect of the entirety of the loan receivable from MX Capital Limited, resulting in a net carrying value of zero. For additional information, see Note 16 (Loans receivable) to our audited consolidated financial statements for the fiscal year ended December 31, 2025, included elsewhere in this Annual Report.

Loan to Castcrown Limited

In connection with the acquisition of its 49.5% stake in Castcrown Limited, an equity accounted associate of the Company, on March 30, 2022, the Company entered into an unsecured convertible notes agreement with Castcrown Limited for up to an aggregate amount of €16.0 million, issuable in tranches, subject to the fulfilment of certain conditions precedent to each issuance. The notes bore an interest rate of 7.0% per annum, and were intended to fund Castcrown Limited’s game development activities. The largest amount outstanding under the notes in the year ended December 31, 2023 was approximately €8.1 million. As of December 31, 2023, the Company recorded credit losses for the entire amount of the loan outstanding as of that date.

During the year ended December 31, 2024 the Group provided to Castcrown Ltd additional loans in the total amount of 6.9 million equivalent which are not expected to be settled in the foreseeable future. These loans therefore were treated as an investment into the equity-accounted associates in the full amount in accordance with IAS 28.38. During the year ended December 31, 2025, the Company provided additional loans to Castcrown Limited in the total amount of $2.0 million equivalent, which were not expected to be settled in the foreseeable future and were therefore treated as an investment into the equity-accounted associate in accordance with IAS 28.38.

On July 31, 2025, all outstanding loans to Castcrown Limited were restructured into a single non-convertible secured loan with an aggregate principal of $10.2 million at an interest rate of 10% per annum and a maturity date of July 31, 2029. On August 29, 2025, the Company exercised a conversion option, converting $8.1 million of outstanding convertible loans into 1,972 additional shares of Castcrown Limited, increasing the Company's ownership interest to 57%. As of December 31, 2025, the net carrying value of the remaining loan receivable from Castcrown Limited was $1.3 million.

For additional information, see Note 16 (Loans receivable) to our audited consolidated financial statements for the fiscal year ended December 31, 2025, included elsewhere in this Annual Report.

Loans provided to LEVELAPP Limited.

On June 20, 2023, the Company entered into a loan agreement with LEVELAPP Ltd for $260 thousand. On June 20, 2023, the guarantor of the loan, Applife Limited, and the Company entered into the Deed of Shares Pledge and Assignment, under which 40% of all registered shares of Applife Limited were pledged to the Group to secure the loan.

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

On October 30, 2025, the maturity date of the convertible loan note was further extended to October 30, 2026.

GDEV Self Tender Offer

On December 19, 2023, the Company launched a tender offer to purchase for cash (as adjusted for the Reverse Share Split) a minimum of 1,500,000 of its ordinary shares, up to a maximum of 2,000,000 ordinary shares, at a purchase price of $20.00 per share (the “Tender Offer”). The Tender Offer was, in part, made to enable Boris Gertsovskiy, one of the Company’s co-founders, to liquidate a substantial number of his GDEV ordinary shares. The Tender Offer expired on January 18, 2024, resulting in the Company’s accepting for purchase 1,655,425 shares, 1,000,000 of which were tendered by Boris Gertsovskiy and 30,216 of which were tendered by Anton Reinhold, the Company’s Chief Operating Officer at the time of the Tender Order.

Other Related Party Transactions

For additional information on related party transactions, see Note 26 (Related party transactions) to the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2025, included elsewhere in this Annual Report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with IFRS.

Legal Proceedings

From time to time, we are subject to various claims, complaints and legal actions in the normal course of business. On the basis of current information, we do not expect that the actual claims, lawsuits and other proceedings to which we are subject, or potential claims, lawsuits and other proceedings relating to matters of which we are aware, will ultimately have a material adverse effect on our results of operations, financial condition or liquidity. However, given the large or indeterminate amounts sought in certain of these actions, and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operations or cash flows in particular periods. See also Note 30 (Commitments and contingencies) to our audited consolidated financial statements for the fiscal year ended December 31, 2025, included elsewhere in this Annual Report.

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

•	persons that actually or constructively own 5% or more (by vote or value) of the ordinary shares;
•	“controlled foreign corporations,” “foreign controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);
•	U.S. Holders having a functional currency other than the U.S. dollar;
•	persons who hold or received ordinary shares and/or warrants, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation; and
•	tax-qualified retirement plans.

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

Based on the composition of GDEV’s income and assets (including unbooked goodwill), including the proportionate composition of income and assets, as applicable, of its subsidiaries, during the relevant period, GDEV believes it was not a PFIC for its taxable year ended on December 31, 2025. However, there can be no assurances in this regard, nor can there be any assurances that GDEV will not be treated as a PFIC in the current taxable year or any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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

As from January 1, 2026, the definition of a Cyprus tax resident company also includes companies which have been incorporated under the Cyprus Companies Law, unless these companies are deemed to be tax residents of another country by reference to an applicable double tax treaty.

The law further clarifies that companies that have transferred their registered office or legal seat to Cyprus will be considered as being incorporated in Cyprus.

Taxation of GDEV

Corporate Income Tax, Capital Gains Tax and Special Contribution for Defence

As from January 1, 2026, the Corporate income tax for Cyprus resident companies is imposed at the rate of fifteen percent (15%), while up to December 31, 2025, the corporate income tax rate was twelve and a half percent (12.5%) for each year of assessment upon the taxable income derived from sources both within and outside Cyprus. The year of assessment starts on the 1st of January and ends on the 31st of December. In arriving at the taxable income, deductions on such income and exemptions are taken into account. All relevant expenses for the production of the taxable income are generally deductible expenses whereas dividends and profits from the sale of securities (including shares and share warrants) constitute income which is exempt from corporate income tax. Expenses that directly or indirectly relate to tax exempt income are generally not tax deductible.

In case the consolidated turnover of the GDEV Group, at the level of the ultimate parent company, exceeds the threshold of €750 million, the global minimum tax provisions may apply for the Group in Cyprus, creating additional obligations for the Cypriot tax resident companies of the Group.

In such case, the GDEV Group, may also have additional transfer pricing obligations (e.g., submission of Country-by-Country reports or notifications or preparation of master file).

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

As from January 1, 2016, the corporate income tax exemption shall not apply to the extent that such dividends are deductible from the taxable income of the dividend paying company. It is explicitly stated that any such dividends that do not qualify for the corporate income tax exemption are not considered as dividends for Special Contribution for Defence (“SDC”) purposes and as such they are subject to corporate income tax at the applicable rate (15% effective January 1, 2026; 12.5% for prior years).

Dividends received by a Cyprus tax resident company from another Cyprus tax resident company are exempt from SDC (levied at the rate of 5% effective January 1, 2026; the rate was 17% for profits earned up to December 31, 2025) except for dividends paid out of profits earned more than 4 years from the year of the distribution.

Dividends received by a Cyprus tax resident company from a non-Cyprus tax resident company are exempt from SDC if the non-Cyprus tax resident company paying the dividend:

•	does not carry on, directly or indirectly, more than 50% investment activities which give rise to investment income; or
•

the foreign tax burden on the income of the company paying the dividend is not substantially lower than the tax burden of the company in Cyprus (substantially lower is interpreted as less than 50% of the applicable Cyprus corporate income tax rate, i.e., less than 7.5% effective January 1, 2026; previously less than 6.25%).

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

On such a deemed distribution, SDC at the rate of 5% (the rate was 17% for profits earned up to December 31, 2025) should be withheld and paid over to the Cyprus Tax Authorities. The deemed distribution provisions do apply to Cyprus tax resident corporate shareholders but do not apply to non-Cyprus tax resident shareholders and to Cyprus tax resident but not domiciled individuals.

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

Dividends paid to Cyprus tax resident and domiciled individuals (out of profits earned from 2026 onwards) are subject to SDC at the rate of 5% (the rate was 17% for dividends derived from profits earned up to December 31, 2025), which will be withheld at source by GDEV.

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

Cyprus imposes withholding taxes (“WHT”) on certain payments to companies in jurisdictions included in the EU list of non-cooperative jurisdictions (“EU Blacklist”) and, effective January 1, 2026, to companies that are tax residents in “Low Tax Jurisdictions” (defined as a non-EU jurisdiction with a corporate tax rate of less than 50% of the Cyprus corporate income tax rate, i.e., less than 7.5%). As of the date of this Annual Report, the EU Blacklist includes Samoa, Anguilla, Guam, Palau, Panama, Russia, Turks and Caicos Islands, U.S. Virgin Islands, Vanuatu and Vietnam. The applicable WHT rates are as follows:

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

In addition, effective January 1, 2026, WHT at the rate of 5% applies on dividends paid by a Cyprus tax resident company to companies that are tax residents in Low Tax Jurisdictions, subject to the same ownership conditions described above.

The SDC law includes anti-abuse provisions under which WHT may also apply to indirect dividend payments to companies that are tax residents in EU Blacklisted jurisdictions (for example, through the interposition of an intermediary company tax resident in a non-blacklisted jurisdiction, between the Cyprus tax resident dividend-paying company and the company tax resident in an EU Blacklisted jurisdiction), where the main purpose or one of the main purposes of such interposition is to obtain a tax advantage, subject to the provisions of the Decree issued by the Council of Ministers.

The payment of dividends to non-Cyprus tax resident individuals and to individuals who are Cyprus tax resident but not domiciled in Cyprus is not subject to withholding of SDC.

•	Interest. WHT at the rate of 17% will apply on interest paid by a Cyprus tax resident company to companies which are:
o	resident in jurisdictions included in the EU Blacklist, or
o	incorporated/registered in a jurisdiction included in the EU Blacklist and are not tax resident in any other jurisdiction that is not included in the EU Blacklist.

The WHT on interest applies only where the non-Cyprus tax resident company controls, directly or indirectly (alone or together with connected persons), more than 50% of the Cyprus tax resident paying company.

The WHT will not apply in the case of:

o	Interest payments on securities listed on a recognised stock exchange.
o	Interest payments made by individuals.

The SDC law includes anti-abuse provisions under which WHT may also apply to indirect interest payments to companies that are tax residents in EU Blacklisted jurisdictions, under conditions similar to those described above for dividends.

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

As from January 1, 2026, the definition of a Cyprus tax resident company also includes companies which have been incorporated under the Cyprus Companies Law, unless these companies are deemed to be tax residents of another country by reference to an applicable double tax treaty. The law further clarifies that companies that have transferred their registered office or legal seat to Cyprus will be considered as being incorporated in Cyprus.

Profits from the sale of “Securities”

Profits from the disposal of securities are fully exempt from personal income tax.

For information regarding the definition of “securities” under the Cyprus Income Tax Law and the treatment of capital gains tax in Cyprus, see “—Cyprus Tax Considerations—Taxation of GDEV—Profits from the sale of ‘Securities’” above.

Interest Income

Effective January 1, 2026, interest income from any source, whether from Cyprus or abroad, earned by a Cyprus tax resident company, is subject to corporate income tax at the rate of 15%. The corporate income tax is imposed on the net interest income (i.e., gross interest less expenses incurred wholly and exclusively for the production of such income). Prior to January 1, 2026, passive interest income was exempt from corporate income tax but was subject to SDC at the rate of 17%, subject to certain exemptions.

Deductibility of payments and excess borrowing costs

Royalties and interest payments to companies which are tax residents in “low tax” jurisdictions (as defined above) are treated as non-deductible for tax purposes, subject to certain conditions. Additionally, excess borrowing costs which exceed 30% of taxable income before interest, tax, deductions and additions (EBITDA) are not deductible for the purpose of calculating the taxable income of a company.

Transfer Pricing

Under Article 33 of the Income Tax Law, all transactions between related parties must, for tax purposes, be carried out on an arm’s-length basis, being at fair values and on normal commercial terms. Where conditions imposed on the commercial or financial relations of two businesses differ from those which would have been made between independent parties, any profits which would have accrued to one of the parties may be included in the profits of that business and taxed accordingly. These provisions also apply to transactions between connected persons.

Taxpayers are required to prepare transfer pricing documentation to support the arm’s-length basis of transactions with related parties (where there is a 25% or greater relationship). The thresholds for preparation of a local file are: (a) sale of goods transactions exceeding EUR 5 million; (b) financing transactions exceeding EUR 10 million; and (c) all other transactions exceeding EUR 2.5 million. Simplified documentation is required where these thresholds are not exceeded. All taxpayers are also required to submit electronically a Summary Information Table declaring all intercompany transactions, irrespective of the amounts involved.

Cyprus has adopted the OECD transfer pricing guidelines applicable to multinational groups with turnover exceeding EUR 750 million, under which the ultimate parent company of such groups (if Cyprus tax resident) is required to submit a Country-by-Country report and prepare a master file. Cyprus tax resident companies that are members of such groups must submit a Country-by-Country notification to the tax authorities.

Global Minimum Tax (Pillar II)

Cyprus has transposed the EU Council Directive 2022/2523 into local tax law to ensure a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the European Union, known as the EU Pillar Two Directive or the GloBE (Global anti-Base Erosion) Directive.

The law provides for the imposition of a minimum effective tax rate of 15% on entities belonging to multinational enterprise groups (“MNEs”) or large-scale domestic groups with annual revenue exceeding EUR 750 million in at least two of the four fiscal years immediately preceding the tested fiscal year. This is enforced through two interlocking rules: (i) the Income Inclusion Rule (“IIR”), which requires the ultimate parent entities to pay a top-up tax if their foreign subsidiaries are taxed below the minimum rate (effective for fiscal years starting on or after December 31, 2023); and (ii) the Undertaxed Profits Rule (“UTPR”), which acts as a backstop and allocates taxing rights over undertaxed income to entities within the MNE group in other jurisdictions (effective for fiscal years starting on or after December 31, 2024). The law also introduces a domestic top-up tax (“DMTT”) effective for fiscal years starting on or after December 31, 2024.

Cyprus IP Regime

In October 2016, Cyprus introduced new intellectual property provisions (the “Cyprus new IP Regime”), which are in line with the OECD “modified nexus approach.” The Cyprus new IP Regime provides for an 80% deemed expense deduction applied to the overall profit derived from qualifying IP. The range of qualifying assets and categories of expenditure qualifying for relief are more restrictive than the former regime; for example, trademarks and marketing intangibles are excluded from qualifying assets, and development expenses incurred with related parties are used in the nexus fraction to restrict the portion of taxable profit subject to the deemed expense deduction.

Intangible Assets

Under amendments to the Cyprus Income Tax Law effective from January 1, 2020, upon disposal of an intangible asset, the obligation to prepare a balancing statement is abolished, meaning that any cumulative depreciation claimed over the useful life of the asset should no longer be clawed back and taxed in the year of disposal. Therefore, any gain of a capital nature realized upon the disposal of such assets is exempt from tax. In addition, any capital allowances that have not been claimed for an intangible asset in a particular tax year can now be claimed over the remaining useful life of the asset, and any deduction not claimed in a year can be carried forward and be used in the following years.

For expenditure incurred on scientific research and R&D activities during the years 2023 through 2030 (as extended by the 2026 Cyprus Tax Reform), an additional allowance equal to 20% of the expenditure incurred may be claimed at the election of the taxpayer. This additional allowance cannot be claimed in parallel with the Cyprus IP Regime.

Under the 2026 Tax Reform, the useful economic life for tax amortization purposes for intangible assets with indefinite life is 20 years. In addition, where intangible assets are acquired in exchange for new shares in the share capital of a company, any capital allowances will be calculated on a capital expenditure which cannot exceed the fair market value of the asset at the time of its acquisition.

Tax Losses

Tax losses may be carried forward for seven years (extended from five years under the 2026 Cyprus Tax Reform). Group companies may deduct losses against profits arising during the same tax year under group relief provisions.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Accordingly, we are required to file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm, as well as reports on Form 6-K. The SEC maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically to the SEC. Since we are a “foreign private issuer”, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of the Company’s ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, liquidity risk, and currency risk. For further discussion and sensitivity analysis of these risks, see Note 28 (Financial instruments – fair values and risk management—B. Financial risk management) to our audited consolidated financial statements for the fiscal year ended December 31, 2025, included elsewhere in this Annual Report.

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

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2025.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

C.	Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm because we are an emerging growth company under the JOBS Act.

D.	Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2025, the Company implemented remediation measures to address the material weakness identified in 2024, consisting of enhanced controls over unusual and complex transactions. Except as described above, there were no changes in the Company's internal control over financial reporting during the fiscal year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The consolidated financial statements of GDEV Inc. as of December 31, 2025, and for the year then ended, have been included herein in reliance upon the report of KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited ("KPMG Israel"), independent registered public accounting firm, located at 17 Ha'arba'a Street, Tel Aviv 61070, Israel, PCAOB ID 1057, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of GDEV Inc. as of December 31, 2024, and for each of the years in the two-year period ended December 31, 2024, have been included herein in reliance upon the report of KPMG Certified Auditors S.A., Athens, Greece ("KPMG Greece"), independent registered public accounting firm, located at 44 Syngrou Avenue, 117 42 Athens, Greece, PCAOB ID 1084, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The Company appointed KPMG Israel as the Company's independent registered public accounting firm, effective as of June 18, 2025, succeeding KPMG Greece, the Company's former independent registered public accounting firm.

The table below sets out the total amount of fees, as broken down by category of service, for the services rendered by KPMG Israel for the fiscal years ended December 31, 2025 and 2024, which include the fees of KPMG Greece.

Fees of KPMG

	Year ended December 31,
	2025	2024

	(in thousands of U.S. dollars)
Audit Fees	1,223	1,281
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	1,223	1,281

Audit Fees

Audit fees for the years ended December 31, 2025 and 2024 were related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

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

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2025, no purchases of our equity securities were made by or on behalf of us or any affiliated purchaser.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective as of June 18, 2025 (the “Succession Date”), the Company appointed KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited (“KPMG Israel”), as the Company’s independent registered public accounting firm, succeeding KPMG Certified Auditors S.A., Athens, Greece (“KPMG Greece”), the Company’s former independent registered public accounting firm. The change of the Company’s independent registered public accounting firm was made after careful consideration and evaluation process, and was approved by the audit and risk committee of the board of directors of the Company. KPMG Israel is a public accounting firm registered with the Public Company Accounting Oversight Board of the United States (the “PCAOB”). KPMG Israel is subject to the PCAOB’s oversight and will conduct its audit of the Company in accordance with the standards established by the PCAOB.

KPMG Greece has served as the Company’s independent registered public accounting firm since January 11, 2023. On June 24, 2025, KPMG Greece resigned as the Company’s independent registered public accounting firm. KPMG Greece’s audit reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2024 and 2023 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During each of the years ended December 31, 2024 and 2023, and in the subsequent interim period through the Dismissal Date, there has been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and KPMG Greece on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG Greece, would have caused KPMG Greece to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such periods, and (ii) no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F) except for (i) the material weakness in the Company’s internal controls over financial reporting disclosed in Item 15 of the Company’s Form 20-F for the year ended December 31, 2024, relating to the Company’s inability to engage individuals and/or parties with adequate expertise to review the accounting of complex transactions, and (ii) the material weakness in the Company’s internal controls over financial reporting identified in 2023, relating to the Company’s ability to engage individuals and/or parties with sufficient training and expertise to review the valuation method used to determine the fair value of the Company’s share warrants, which was not identified as a material weakness upon the publication and filing of the Company’s Form 20-F for the year ended December 31, 2023.

During the Company’s two most recent fiscal years ended December 31, 2024, and in the subsequent interim period prior to the engagement of KPMG Israel on the Succession Date, neither the Company nor anyone acting on its behalf consulted with KPMG Israel regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that KPMG Israel concluded was an important factor considered by the Company in reaching a decision as to any accounting, audit or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.

The Company provided KPMG Greece with a copy of the foregoing disclosures and requested KPMG Greece to furnish a letter addressed to the U.S. Securities and Exchange Commission stating whether KPMG Greece agrees with the foregoing statements made by the Company and, if not, stating the respects in which it does not agree. A copy of such letter from KPMG Greece is provided as Exhibit 15.3 to this Annual Report.

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

Our cybersecurity risk management program is a part of our overall risk management program, which covers legal, compliance, strategic, operational and financial risk areas.

Key elements of our cybersecurity risk management program include, but are not limited to the following:

•	risk assessments designed to help identify material risks from cybersecurity threats to our critical systems and information;
•	a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
•

the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes (e.g. penetration testing to assess the level of infrastructure security);

•	cybersecurity awareness training of our employees, incident response personnel and senior management;
•	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
•	a third-party risk management process for key service providers, based on our assessment of their criticality to our operations and perspective risk profile.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. Nevertheless, despite our efforts, we face risks from cybersecurity threats that, if realized, reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. For more information, see “Item 3. Key Information—D. Risk Factors – If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches, we could suffer a loss of sales and increased costs, exposure to significant liability, reputational harm and other negative consequences.”

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Company’s audit and risk committee oversight of cybersecurity risks, including oversight of management’s implementation of our cybersecurity risk management program.

The audit and risk committee receives periodic reports from management on our cybersecurity risks. In addition, management updates the audit and risk committee, where it deems appropriate, regarding material cybersecurity incidents it consider to be significant.

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

Our management team takes reasonable steps to stay informed about and monitors efforts to detect any potential unauthorized actions or behaviors conducted through our information systems that may result in adverse effects on confidentiality, integrity, or availability of our information systems or any information residing therein.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of our independent registered public accounting firm, KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited , Auditor Firm ID: 1057, is included herein preceding the audited consolidated financial statements.

ITEM 19.  EXHIBITS

The following documents are filed as part of this Annual Report or incorporated by reference herein:

Exhibit No.	Description	Incorporation by Reference
		Form	File Number	Exhibit No.	Filing Date
1.1	Amended and Restated Memorandum and Articles of Association of the Company.	20-F	001-40758	1.1	August 27, 2021
2.1	Specimen GDEV ordinary share certificate.	F-4	333-257103	4.1	June 15, 2021
2.2	Specimen GDEV warrant.	F-4	333-257103	4.2	June 15, 2021
2.3	Warrant Agreement, dated as of August 5, 2020, between Kismet and the Continental Stock Transfer & Trust Company.	F-4	333-257103	4.3	June 15, 2021
2.4	Assignment, Assumption and Amendment Agreement for Kismet’s outstanding warrants.	20-F	001-40758	2.4	August 27, 2021
2.5	Form of the existing Option Agreement.	F-4	333-257103	4.5	June 15, 2021
2.6	Form of the Assignment, Assumption and Amendment Agreement for Kismet’s outstanding option agreements.	F-4	333-257103	4.4	June 15, 2021
2.7	Description of Securities.	20-F	001-40758	2.7	April 29, 2022
4.1	Form of Director and Officer Indemnification Agreement.	20-F	001-40758	4.9	August 27, 2021
4.2	2021 Employee Stock Option Plan.	6-K	001-40758	99.1	November 19, 2021
4.3	Amendment No. 1 to 2021 Employee Stock Option Plan.	S-8 POS	333-261757	99.3	December 1, 2023
4.4	Sales Agreement, dated September 12, 2024, among the Issuer, Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc.	F-3	333-282062	1.2	September 12 2024
8.1*	Subsidiaries of GDEV.
11.1	GDEV Insider Trading Compliance Policy.	20-F	001-40758	11.1	April 29, 2024
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of KPMG Somekh Chaikin
15.2*	Consent of KPMG Certified Auditors S.A.
15.3	Letter, dated July 14, 2025, from KPMG Certified Auditors S.A., Athens, Greece, to the Securities and Exchange Commission	6-K	001-40758	99.2	July 14, 2025
97.1	GDEV Policy for Recovery of Erroneously Awarded Compensation.	20-F	001-40758	97.1	April 29, 2024
101*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101*	Inline XBRL Calculation Linkbase Document.
101*	Inline XBRL Definition Linkbase Document.
101*	Inline XBRL Labels Linkbase Document.
101*	Inline XBRL Presentation Linkbase Document.
104*	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 has been formatted in Inline XBRL

(*)Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GDEV INC.
Date: March 31, 2026	By:	/s/Andrey Fadeev
	Name:	Andrey Fadeev
	Title:	Chief Executive Officer

GDEV Inc.

Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

together with the Report of Independent Registered Public Accounting Firm

GDEV Inc.

GDEV Inc.

Somekh Chaikin

17 Ha’arba’a Street, PO Box 609

KPMG Millennium Tower

Tel Aviv 6100601, Israel

+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of GDEV Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of GDEV Inc. and subsidiaries (the Company) as of December 31, 2025, consolidated statement of profit or loss and other comprehensive income, changes in equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively, the consolidated financial statements).

In our opinion, the consolidated financial statement referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for each of the year ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards").

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Somekh Chaikin

Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2025.

Tel Aviv, Israel

March 31, 2026

KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee

GDEV Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
GDEV Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of GDEV Inc. and subsidiaries (the Company) as of December 31, 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes  (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ KPMG Certified Auditors S.A.

We served as the Company’s auditor from 2022 to 2025.

Athens, Greece
March 31, 2025

GDEV Inc.

Consolidated Statements of Financial Position

As at December 31, 2025 and 2024

(in thousands of US$)

	Note	December 31, 2025	December 31, 2024
ASSETS
Non-current assets
Property and equipment	13	889	1,065
Right-of-use assets	17	1,047	1,846
Intangible assets	14	650	4,418
Goodwill	14	1,836	1,836
Investments in equity accounted associates	15	2,243	—
Deferred platform commission fees	25	54,554	67,110
Deferred tax asset	12	112	103
Other non-current investments	22	16,415	16,115
Other non-current assets		—	107
Loans receivable - non-current	16	318	—
Total non-current assets		78,064	92,600
Current assets
Indemnification asset	14,15,20	1,812	2,232
Trade receivables and other current assets	18	43,523	42,131
Loans receivable	16	1,172	226
Other investments	22	45,408	23,757
Prepaid tax	12	227	201
Cash and cash equivalents	23	62,908	111,049
Total current assets		155,050	179,596
Total assets		233,114	272,196

LIABILITIES AND SHAREHOLDERS' EQUITY
Equity
Share capital	24	—	—
Additional paid-in capital	24	30,107	29,831
Share-based payments reserve	24	144,601	144,399
Treasury share reserve	24	(33,104)	(33,104)
Translation reserve	24	7,054	5,890
Accumulated deficit		(239,222)	(248,545)
Equity attributable to equity holders of the Company		(90,564)	(101,529)
Non-controlling interest		—	—
Total equity		(90,564)	(101,529)
Non-current liabilities
Lease liabilities - non-current	17	310	18
Long-term deferred revenue	25	91,114	109,891
Share warrant obligations	21	362	365
Total non-current liabilities		91,786	110,274
Current liabilities
Lease liabilities - current	17	777	1,282
Trade and other payables	19	25,138	20,212
Provisions for non-income tax risks	3,20	1,008	1,233
Put option liabilities - current	3,14,15	15,002	15,002
Tax liability	3,12	1,832	3,029
Deferred revenue	25	188,135	222,693
Total current liabilities		231,892	263,451
Total liabilities		323,678	373,725
Total liabilities and shareholders' equity		233,114	272,196

The accompanying notes are an integral part of these consolidated financial statements.

GDEV Inc.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2025, 2024 and 2023

(in thousands of US$)

	Note	2025	2024	2023
Revenue	7	404,346	420,933	464,549
Costs and expenses
Cost of revenue:
Platform commissions	25	(84,686)	(91,272)	(109,020)
Game operation cost	8	(56,728)	(50,746)	(55,594)
Other operating income		2,119	2,232	2,053
Selling and marketing expenses	9	(159,353)	(209,092)	(226,262)
General and administrative expenses	10	(34,558)	(31,536)	(31,445)
Impairment loss on trade and loan receivables and change in fair value of loans receivable	16,18,28	(9)	(22)	(5,919)
Total costs and expenses		(333,215)	(380,436)	(426,187)
Depreciation and amortization	14,15,18	—	—	—
Profit from operations		71,131	40,497	38,362
Finance income	11	3,423	3,715	5,248
Finance expenses	11	(443)	(7,558)	(4,047)
Change in fair value of share warrant obligation and other financial instruments	16,21,28	4,384	913	10,946
Share of loss of equity-accounted associates	15	(3,799)	(7,524)	(515)
Profit before income tax		74,696	30,043	49,994
Income tax expense	12	(5,365)	(4,509)	(3,879)
Profit for the year net of tax		69,331	25,534	46,115
Attributable to equity holders of the Company		69,331	25,534	46,115
Attributable to non-controlling interest		—	—	—
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss		1,083	686	1,837
Foreign currency translation difference		1,164	747	1,650
Other		(81)	(61)	187
Total comprehensive income for the year, net of tax		70,414	26,220	47,952
Attributable to equity holders of the Company		70,414	26,220	47,952
Attributable to non-controlling interest		—	—	—

Earnings per share:
Earnings attributable to ordinary equity holders of the parent, US$ - basic	6	3.82	1.40	2.34
Earnings attributable to ordinary equity holders of the parent, US$ - diluted	6	3.77	1.38	2.30

The accompanying notes are an integral part of these consolidated financial statements.

GDEV Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025, 2024 and 2023

(in thousands of US$ except number of shares)

								Equity
								attributable
					Share-			to equity
		Number of		Additional	based			holders of
		shares	Share	paid-in	payments	Translation	Accumulated	the
	Note	outstanding	capital	capital	reserve	reserve	deficit	Company	Total
Balance at January 1, 2023		19,709,240	—	23,685	144,240	3,493	(320,194)	(148,776)	(148,776)
Profit for the year		—	—	—	—	—	46,115	46,115	46,115
Other comprehensive income	24	—	—	187	—	1,650	—	1,837	1,837
Total comprehensive income for the year		—	—	187	—	1,650	46,115	47,952	47,952
Share-based payments and exercise of options	29	54,901	—	1,659	(647)	—	—	1,012	1,012
Total transactions with shareholders		54,901	—	1,659	(647)	—	—	1,012	1,012
Balance at December 31, 2023		19,764,141	—	25,531	143,593	5,143	(274,079)	(99,812)	(99,812)

									Equity
									attributable
		Number of		Additional	Share-based				to equity
		shares	Share	paid-in	payments	Treasury	Translation	Accumulated	holders of the
	Note	outstanding	capital	capital	reserve	share reserve	reserve	deficit	Company	Total
Balance at January 1, 2024		19,764,141	—	25,531	143,593	—	5,143	(274,079)	(99,812)	(99,812)
Profit for the year		—	—	—	—	—	—	25,534	25,534	25,534
Other comprehensive income	24	—	—	(61)	—	—	747	—	686	686
Total comprehensive income for the year		—	—	(61)	—	—	747	25,534	26,220	26,220
Issue of shares to Cubic Games Studio Ltd's previous shareholders	24	84,298	—	—	—	—	—	—	—	—
Share-based payments and exercise of options	29	19,487	—	402	806	—	—	—	1,208	1,208
Repurchase of shares under the put options and expiration of the put options	24	(101,601)	—	3,964	—	—	—	—	3,964	3,964
Repaid fractional shares due to reverse stock split	24	(97)	—	—	—	—	—	—	—	—
Shares issued in the ATM	24	214	—	(5)	—	5	—	—	—	—
Repurchase of shares resulted from Tender offer	24	(1,655,426)	—	—	—	(33,109)	—	—	(33,109)	(33,109)
Total transactions with shareholders		(1,653,125)	—	4,361	806	(33,104)	—	—	(27,937)	(27,937)
Balance at December 31, 2024		18,111,016	—	29,831	144,399	(33,104)	5,890	(248,545)	(101,529)	(101,529)

GDEV Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025, 2024 and 2023

(in thousands of US$ except number of shares)

									Equity
									attributable
					Share-				to equity
		Number of		Additional	based				holders of
		shares	Share	paid-in	payments	Treasury	Translation	Accumulated	the
	Note	outstanding	capital	capital	reserve	share reserve	reserve	deficit	Company	Total
Balance at January 1, 2025		18,111,016	—	29,831	144,399	(33,104)	5,890	(248,545)	(101,529)	(101,529)
Profit for the year		—	—	—	—	—	—	69,331	69,331	69,331
Other comprehensive income	24	—	—	(81)	—	—	1,164	—	1,083	1,083
Total comprehensive income for the year		—	—	(81)	—	—	1,164	69,331	70,414	70,414
Issue of shares to Cubic Games Studio Ltd's previous shareholders		—	—	—	—	—	—	—	—	—
Share-based payments and exercise of options	29	39,473	—	357	202	—	—	—	559	559
Dividends	24	—	—	—	—	—	—	(60,008)	(60,008)	(60,008)
Repaid fractional shares due to reverse stock split		—	—	—	—	—	—	—	—	—
Shares issued		—	—	—	—	—	—	—	—	—
Repurchase of shares resulted from Tender offer		—	—	—	—	—	—	—	—	—
Total transactions with shareholders		39,473	—	357	202	—	—	(60,008)	(59,449)	(59,449)
Balance at December 31, 2025		18,150,489	—	30,107	144,601	(33,104)	7,054	(239,222)	(90,564)	(90,564)

The accompanying notes are an integral part of these consolidated financial statements.

GDEV Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2025, 2024 and 2023

(in thousands of US$)

	Note	2025	2024	2023
Operating activities
Profit for the year, net of tax		69,331	25,534	46,115
Adjustments for:
Depreciation and amortization	8,9,10	6,854	6,181	6,276
Share-based payments expense	29	609	1,278	2,032
Income from share and put option forfeiture and cancellation		—	—	(609)
Share of loss of equity-accounted associates	15	3,799	7,524	515
Impairment loss on trade and loan receivables and change in fair value of loans receivable	16,18,28	9	22	5,919
Change in fair value of share warrant obligations and other financial instruments	21,28	(4,384)	(913)	(10,946)
Change in fair value of other investments	11	(128)	1,698	115
Unwinding of discount on the put option liability	11,14	—	129	129
Trade and loan receivables write-off/write-back	16,18	(415)	59	119
Interest income	11	(1,749)	(2,344)	(4,017)
Interest expense	11	84	76	61
Lease modification (gain)/loss	17	(12)	6	33
Gain on acquisition of associates		—	(47)	—
Loss on acquisition of subsidiaries	8	(117)	—	—
Dividend income	11	(750)	(1,371)	(1,231)
Foreign exchange (gain)/loss	11	(796)	5,186	3,395
Income tax expense	12	5,365	4,509	3,879
		77,700	47,527	51,785
Changes in working capital:
Decrease in deferred platform commissions	25	12,556	6,886	20,686
Decrease in deferred revenue	25	(54,498)	(16,938)	(42,917)
Decrease/(increase) in trade and other receivables	18	(375)	6,012	(9,880)
(Decrease)/increase in trade and other payables	19	(1,757)	(10,394)	(632)
		(44,074)	(14,434)	(32,743)
Income tax paid		(4,181)	(4,568)	(1,088)
Net cash flows generated from operating activities		29,445	28,525	17,954

Investing activities
Acquisition of intangible assets	14	(2)	(95)	(16)
Acquisition of property and equipment	13	(311)	(343)	(739)
Investments in equity accounted associates	15	(2,314)	(7,524)	(515)
Loans granted	16	(1,171)	(601)	(1,933)
Proceeds from repayment of loans	16	401	472	969
Disposal of intangible assets and property and equipment	13,14	6	4	—
Acquisition of other investments	22	(44,698)	(63,865)	(107,159)
Proceeds from redemption of investments	22	24,410	126,156	75,484
Interest received	22	525	326	368
Dividends received	11	750	1,371	1,078
Net cash flows generated from/(used in) investing activities		(22,404)	55,901	(32,463)

Financing activities
Payments of lease liabilities	17	(1,328)	(1,591)	(1,892)
Dividends paid	24	(55,990)	—	—
Interest on lease	17	(84)	(76)	(56)
Buy-back of the shares resulted from Tender offer	24	—	(33,109)	—
Payments from exercise of put option liability of Cubic Games Studio Ltd's previous shareholders	24	—	(10,159)	—
Net cash flows used in financing activities		(57,402)	(44,935)	(1,948)
Net increase/(decrease) in cash and cash equivalents for the year		(50,361)	39,491	(16,457)
Cash and cash equivalents at the beginning of the year	23	111,049	71,798	86,774
Effect of changes in exchange rates on cash held		2,220	(240)	1,481
Cash and cash equivalents at the end of the year		62,908	111,049	71,798

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

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2025 and December 31, 2024 and for the years ended December 31, 2025, 2024 and 2023.

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

These consolidated financial statements were authorized for issue by the Group’s Board of Directors on March 30, 2026.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

2.2.  Going concern

The financial position of the Group, its cash flows and liquidity position are described in the consolidated financials statements and notes to these consolidated financial statements. In addition, Note 28 includes the Group’s policies for managing its liquidity risk.

Hero Wars remains the core revenue driver and continues to generate a substantial portion of the Company’s revenue. At the same time, the Company has been taking steps to broaden its portfolio and reduce dependence on any single title. In 2025, the Company increased its ownership in Castcrown Ltd to 57% and continued to develop its franchise portfolio with the Royal Ark team, including the title Idle Zombie Miner (Clicker/Idle). In addition, in 2025 the Company acquired Light Hour Games, a mobile studio focused on casual games, expanding the Group’s presence in the mobile casual segment and strengthening its development capabilities.

As at December 31, 2025, the Company had a working capital deficit of approximately US$ 76.9 million and a net deficit of approximately US$ 92 million. Excluding the current portion of deferred revenue which will not require a cash outflow, the Company had a working capital surplus of approximately US$ 111.3 million. Despite the uncertainties related to the current economic volatility and taking into account significant positive cash inflows from operating activities, management’s assessment of revenue trends and principal risks and uncertainties, management has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, which is at least 12 months from the date of approval of the consolidated financial statements. At the same time, as at December 31, 2025, the Group had significant balances of cash and cash equivalents as well as highly liquid investments available for future spending which could cover approximately 1.3 times its annual fixed expenses (i.e., expenses excluding marketing and investments), even under a severe downside scenario.

Accordingly, the management is satisfied that the consolidated financial statements should be prepared on a going concern basis. Management believes that there is no material uncertainty that may cast significant doubt regarding the Company’s or the Group’s ability to continue as a going concern, please refer to Note 28 for further details.

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

2.5.  Changes in accounting policies

During 2025 the Group applied a number of accounting standards effective from January 1, 2025 for the first time, but they do not have a material impact on the Group’s consolidated financial statements.

Standards issued but not yet effective

Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments issued in May 2024

The Amendments include:

▪ A clarification that a financial liability is derecognized on the ‘settlement date’ and the introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the settlement date;

▪ Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed;

▪ Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments;

▪ The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI);

The Amendments are effective for annual periods starting on or after 1 January 2026 with early adoption permitted for classification of financial assets and related disclosures only. The Group does not anticipate that the amendments will have a material effect on the Group’s consolidated financial statements.

IFRS 18, Presentation and Disclosure in Financial Statements

This standard replaces IAS 1, Presentation of Financial Statements. The standard provides guidance for improving the structure and content of the financial statements, particularly the income statement. The standard includes new disclosure and presentation requirements as well as requirements that were taken from IAS 1, Presentation of Financial Statements.

As part of the new disclosure requirements, it is required to present two subtotals in the income statement: operating profit and profit before financing and taxes. Furthermore, the results in the income statement will be classified into three new categories: an operating category, an investing category and a financing category.

In addition to the changes in the structure of the income statements, the standard also includes a requirement to provide separate disclosure in the financial statements regarding the use of management-defined performance measures (MPM).

Furthermore, the standard adds specific guidance for aggregation and disaggregation of items in the financial statements and in the notes.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The standard’s initial date of application is for annual reporting periods beginning on or after January 1, 2027 with earlier application being permitted. The Group is examining the effects of the standard on its financial statements with no plans for early adoption.

3.   Summary of material accounting policies

The accounting policies have been applied consistently throughout the periods presented in these consolidated financial statements and were the same as those described below.

3.1.  Business combinations and goodwill

Business combinations are accounted for using the acquisition method.

The cost of an acquisition is measured as the total of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree's identifiable net assets. Acquisition costs incurred, such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees, are expensed and included in general and administrative expenses.

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

If control is achieved in stages, the acquirer's previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit or loss.

A contingent liability of the acquiree is recognized in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably.

Only components of non-controlling interest constituting a present ownership interest that entitles their holder to a proportionate share of the entity's net assets in the event of liquidation are measured at either fair value or at the present ownership instruments' proportionate share of the acquiree's identifiable net assets. All other components are measured at their acquisition date fair value.

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

The functional currency of the foreign operations is generally US Dollar or the respective local currency – Euro (€), Armenian dram (AMD), Kazakhstani tenge (KZT), United Arab Emirates Dirham (AED). As at the reporting date, the assets and liabilities of these operations are translated into the presentation currency of the Group (the US$) at the rate of exchange at the reporting date and their statements of comprehensive income are translated at the average exchange rates for the year or exchange rates prevailing on the date of specific transactions. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign entity, the cumulative amount recognized in equity relating to that particular foreign operation is reclassified to the profit or loss.

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

3.4.2.Useful life and amortization of intangible assets

The Group assesses whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of that useful life. An intangible asset is regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity. The Group did not have any intangible assets with indefinite useful life as at December 31, 2024 and 2025.

Intangible assets with finite lives are amortized on a straight-line basis over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The useful economic life of the Group’s intellectual property rights, including licenses, as at December 31, 2024 and 2025 is 4 years.

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

Financial assets at fair value through profit or loss (“FVTPL”)

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. Our convertible loans receivable to Castcrown Ltd and Levelapp Ltd have been classified as measured at FVTPL. The undrawn commitment to subscribe for convertible loans is accounted for as a derivative and is measured at FVTPL. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL (refer to Note 16).

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

The Group did not offset any financial assets and liabilities as at December 31, 2024 and 2025.

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

Our games are distributed through third-party platforms, such as the Apple App Store, Facebook, Huawei and Google Play (the “platforms”). Players can purchase our virtual items through various widely accepted payment methods offered in the games, including Apple accounts, Google Play accounts, Huawei and Facebook local currency payments. Payments from players for virtual items are non-refundable and relate to non-cancellable contracts that specify our obligations. Payments for items which may be used through the playing period are initially recorded as deferred revenue

The transaction price which the Group collects from its consumers is equal to the gross amount we request to be charged to our player because we are the principal in the transaction. The related platform and payment processing fees are recorded as expense in the same period when the relevant revenue is recognized while the amount of the platform and payment processing fees, which relate to the deferred revenue, is recognized as deferred platform commission fees. Revenue is recognized net of taxes, such as VAT and sales tax. Taxes are normally withheld by platforms in accordance with local laws in relevant jurisdictions, and where the platform does not serve as a tax agent the Group uses estimates to determine related tax amounts.

Advertising. We have contractual relationships to display advertisements in our games. For all advertising arrangements, we are the agent and our performance obligation is to make available advertising space within our games to advertising networks.

As the Group acts as an agent, revenue from advertising arrangements is recognized on a net basis, representing the Group's share of amounts received from advertising networks.

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

3.15. Government grants

Government grants are recognized initially at fair value when there is reasonable assurance that they will be received and the Group will comply with the conditions associated with the grant. Unconditional government grants are recognized when the Group is entitled to receive them.

3.16. Platform commissions

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

3.17. Recognition of interest income and interest expense

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

3.18. Share-based payments

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

3.19. Investment in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Interests in associates are included in these consolidated financial statements using the equity method of accounting. They are initially recognized at cost which includes transaction costs. Contingent consideration arising from the acquisition of an equity-accounted investee is initially recognized at fair value as part of the cost of acquisition and subsequently accounted for as follows: a) Contingent consideration classified as equity is not remeasured and should accounted for its settlement in equity, b) Contingent consideration classified as an asset or a liability is remeasured to fair value at each reporting date until the contingency is settled, with changes in fair value recognized in profit or loss. Loans purchased or originated credit impaired (POCI loans) are initially recognized at fair value. For such loans originated in respect to the associates, the Company determined that they have zero fair value upon recognition. Therefore, the difference between the fair value at recognition and the cash paid was considered as an additional investment in the equity of the associate.

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

In applying the equity method, IAS 28 takes precedence over IFRS 9 with respect to long-term interests that, in substance, form part of the net investment in an associate. The Group's share of losses is allocated first against the equity-accounted investment, and then against

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

other components of the net investment in reverse order of their seniority, with the most subordinated instruments absorbing losses before those of higher seniority.

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

●	Revenue recognition: categorization of in-game purchases between durable and consumable and determination of their periods of usage.
●	Revenue recognition: estimation of the average playing period of our users and estimation of the remaining lifespan of the games.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

●	Uncertain tax positions - indirect taxes.
●	Assessment of control of associates

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

Sensitivity to input parameters

Our estimates are sensitive to input parameters, particularly to change in proportion between durable and consumable items and to change in estimated player’s lifespan. Below is the analysis of sensitivity to these parameters:

●	While other parameters remain constant, an increase/decrease of the share of durable items in total payments by 10% would decrease reported revenues for 2025 and respectively increase/decrease deferred revenue balance as at December 31, 2025 by 15,268.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

●	While other parameters remain constant, an increase/decrease of the share of consumable items in total payments by 10% would increase/decrease reported revenues for 2025 and respectively decrease/increase deferred revenue balance as at December 31, 2025 by 8,771.
●	While other parameters remain constant, an increase in the estimated lifespans applied in 2025 by 10% would decrease reported revenues for 2025 and respectively increase deferred revenue balance as at December 31, 2025 by 26,784.
●	While other parameters remain constant, a decrease in the estimated lifespans applied in 2025 by 10% would increase reported revenues for 2025 and respectively decrease deferred revenue balance as at December 31, 2025 by 29,039.

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

Assessment of control of associates

In January 2022, the Company entered into a share purchase agreement to acquire 48.8% of the issued share capital of MX Capital Ltd and 49.5% of the issued share capital of Castcrown Ltd (refer to Note 15). As part of these acquisitions, the Company entered into a shareholders’ agreement with the remaining shareholders of the investees, which included a put and call option agreement allowing the Company to obtain control over 100% of the issued share capital of the investees. The Company also entered into loan agreements with the associates (refer to Note 16). In third quarter of 2025 certain loans including part of the convertible loan of 1,300 granted to Castcrown Ltd. for which settlement was not likely to occur in the foreseeable future were treated as the investments into equity-accounted associates in accordance with IAS 28.38 (refer to Note 16 for details). The rest of the convertible loan in the amount of 8,100 was converted in 1,972 additional shares through the exercise of a conversion option on August 29, 2025, which lead to an ownership interest in Castcrown Ltd. of 57%. After analyzing the share purchase agreements and other instruments issued, the Company concluded that it does not have the ability to direct the activities that significantly affect the investee's returns - i.e. the relevant activities. Additionally, the Company does not hold any voting rights sufficient to unilaterally direct the relevant activities of the investees. The rights retained by the Company are protective in nature, designed to safeguard its interests as an investor, rather than to direct the relevant activities of the investees. Substantive decision-making rights over the relevant activities — including operational, financial and strategic decisions — reside with the investees' managing bodies. Therefore, the Company does not have control over the investees and should not consolidate them.

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

Software development costs

Our development teams, which develop online games, follow an agile development process, whereas the preliminary project stage remains ongoing until just prior to worldwide launch of the game, at which time final feature selection occurs. As such, the development costs in respect of online games are expensed as incurred in our consolidated statement of profit or loss and other comprehensive income. We did not capitalize any online games development costs during the years ended December 31, 2025, 2024 and 2023, except for those acquired in the business combination, as the additional development expenditures incurred do not meet the capitalization criteria under IAS 38, since they do not generate probable future economic benefits beyond those already expected from the existing games and do not qualify as enhancements that would extend the useful life or significantly improve the asset beyond its originally assessed standard of performance.

Development expenditures in respect of the software for the internal use are recognized as an intangible asset when the Group can demonstrate the technical and commercial feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the asset and the ability to measure reliably the expenditure during development. We did not capitalize any software development costs during the years ended December 31, 2025, 2024 and 2023.

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

5.   Segment reporting

A.Basis for segmentation

The Group operates through six operating segments based on the types of games, which are Nexters Global Ltd, Cubic Games Studio Ltd, MX Capital Ltd, Castcrown Ltd, Gamegears Ltd and Lighthour Ltd, while the last five of them are not considered to be reportable segments based on the criteria (quantitative thresholds) of IFRS 8. The financial information reviewed by our Chief Operating Decision Maker, which is our Board of Directors, is included within the operating segments mentioned above for purposes of allocating resources and evaluating financial performance.

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

		Other segments and
For the year ended December 31, 2025	Nexters Global Ltd	corporate activities	Total
Segment revenue	389,405	14,941	404,346
Segment Management EBITDA	60,253	(25,711)	N/A

		Other segments and
For the year ended December 31, 2024	Nexters Global Ltd	corporate activities	Total
Segment revenue	403,639	17,294	420,933
Segment Management EBITDA	49,894	(14,200)	N/A

		Other segments and
For the year ended December 31, 2023	Nexters Global Ltd	corporate activities	Total
Segment revenue	447,148	17,401	464,549
Segment Management EBITDA	43,975	(15,670)	N/A

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

C.Reconciliation of information on reportable segment to the amounts reported in the financial statements

	For the year ended	For the year ended	For the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
Profit before income tax
Management EBITDA for reportable segments	60,253	49,894	43,975
Management EBITDA for other segments	(25,711)	(14,200)	(15,670)
Net effect from recognition of deferred net revenues	41,942	10,052	22,231
Depreciation and amortization	(6,854)	(6,181)	(6,276)
Finance income	3,423	3,715	5,248
Finance expenses	(443)	(7,558)	(4,047)
Share-based payments expense	(609)	(1,278)	(2,032)
Impairment loss on trade receivables and loans receivable	(9)	(22)	(5,919)
Change in fair value of share warrant obligation and other financial instruments	4,384	913	10,946
Share of loss of equity-accounted associates	(3,799)	(7,524)	(515)
Other operating income	2,119	2,232	2,053
Consolidated profit before income tax	74,696	30,043	49,994

We disclose the geographical distribution of our revenue in Note 7. We do not have the ability to track revenue deferral on a by-country basis therefore we applied average deferral rate to in-game purchases disaggregated by geography.

Non-current assets excluding financial instruments and deferred taxes by geography are presented below:

December 31, 2024	Cyprus	Armenia	Kazakhstan	Total
Property and equipment	891	116	58	1,065
Right-of-use assets	1,451	395	—	1,846
Intangible assets	4,394	20	4	4,418
Goodwill	1,836	—	—	1,836
Long-term deferred platform commission fees	67,110	—	—	67,110
	75,682	531	62	76,275

December 31, 2025	Cyprus	Armenia	Kazakhstan	Total
Property and equipment	710	112	67	889
Right-of-use assets	757	290	—	1,047
Intangible assets	629	18	3	650
Loans receivable - non-current	318	—	—	318
Goodwill	1,836	—	—	1,836
Long-term deferred platform commission fees	54,554	—	—	54,554
	58,804	420	70	59,294

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

The following reflects the earnings and number of shares used in basic and diluted earnings per share computations for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Profit for the year net of tax attributable to ordinary equity holders of the parent for basic earnings	69,331	25,534	46,115

Weighted average number of ordinary shares for basic earnings per share	18,130,912	18,204,262	19,739,686
Weighted average number of ordinary shares for diluted earnings per share	18,398,320	18,436,965	20,031,225

Earnings per share:
Earnings attributable to ordinary equity holders of the parent, US$ - basic	3.82	1.40	2.34
Earnings attributable to ordinary equity holders of the parent, US$ - diluted	3.77	1.38	2.30

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

The reconciliations of the weighted-average numbers of ordinary shares for basic and diluted earnings per share for each of the years ended December 31, 2025, 2024 and 2023 are presented below:

	2025	2024	2023
Weighted-average number of ordinary shares (basic) at 31 December	18,130,912	18,204,262	19,739,686
Effect of issue of ordinary shares related to Cubic Games Studio Ltd put option	—	—	87,897
Effect of share options to be issued	267,408	232,703	203,642
Weighted-average number of ordinary shares (diluted) at 31 December	18,398,320	18,436,965	20,031,225

7.   Revenue and other operating income

The following table summarizes revenue from contracts with customers for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
In-game purchases	384,187	393,854	434,326
Advertising	20,150	27,017	30,223
Licensing	9	62	—
Total	404,346	420,933	464,549

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The following table sets forth revenue disaggregated based on geographical location of our paying users:

	2025	2024	2023

US	131,696	143,031	163,818
Europe	132,784	126,210	117,183
Asia	77,373	91,872	111,123
Other	62,493	59,820	72,425
Total	404,346	420,933	464,549

93% of the Group’s total revenues for the year ended December 31, 2025 was generated by Hero Wars game title (90% - for the year ended December 31, 2024 and 90% for the year ended December 31, 2023. During the years ended December 31, 2025, 2024 and 2023 no individual end customer accounted for more than 10% of our revenues.

The other operating income mainly consists of grant received by Nexters Studio Armenia from the Ministry of Digitalization associated with the personal income tax benefit applicable to our employees in the amounts of 1,714, 1,768 and 1,319 for the years ended December 31, 2025, 2024 and 2023 (see Note 3.15).

8.   Game operation cost

Game operation cost consists of employee benefits expenses and technical support services and the depreciation and amortization of the relevant asset related to these expenses. The following table summarizes game operation cost for the years ended December 31, 2025, 2024 and 2023.

	2025	2024	2023
Employee benefits expenses	(28,997)	(30,790)	(39,155)
Technical support services	(23,428)	(16,563)	(12,514)
Depreciation and amortization	(4,303)	(3,393)	(3,925)
	(56,728)	(50,746)	(55,594)

Technical support services mainly relate to maintenance and upgrades of the Group’s software applications provided by a third party and costs associated with hosting services.

9.  Selling and marketing expenses

The following table summarizes selling and marketing expenses, and the depreciation and amortization of the relevant assets relating to these expenses, for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Advertising costs	(153,504)	(200,824)	(218,351)
Employee benefits expenses	(5,183)	(6,770)	(7,387)
Depreciation and amortization	(666)	(1,498)	(524)
	(159,353)	(209,092)	(226,262)

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

10.  General and administrative expenses

The following table summarizes general and administrative expenses, and the depreciation and amortization of the relevant assets relating to these expenses for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023

Employee benefits expenses	(17,296)	(15,393)	(16,763)
Professional fees	(10,939)	(9,624)	(6,171)
Depreciation and amortization	(1,885)	(1,290)	(1,827)
Insurance liability expense	(314)	(954)	(1,473)
Other operating expenses	(4,124)	(4,275)	(5,211)
	(34,558)	(31,536)	(31,445)

11.  Finance income and finance expenses

The following table summarizes financial income and expenses for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Interest income under the effective interest method on:
- Debt securities - at amortised cost	1,256	1,976	2,536
- Debt securities - at FVOCI	72	69	68
- Loans receivable	22	70	1,403
- Tax refund	—	48	—
- Bank deposits	399	181	10
Total interest income arising from financial assets	1,749	2,344	4,017
Dividend income:
- Equity securities at FVTPL	750	1,371	1,231
Financial assets at FVTPL - net change in fair value:
- Mandatorily measured at FVTPL - held for trading	128	—	—
Net foreign exchange gain	796	—	—
Finance income - other	1,674	1,371	1,231
Financial assets at FVTPL - net change in fair value:
- Mandatorily measured at FVTPL - held for trading	—	(1,698)	(115)
Interest expense	(84)	(76)	(61)
Bank charges	(359)	(353)	(347)
Transaction cost	—	(116)	—
Unwinding of discount on the put option liability	—	(129)	(129)
Net foreign exchange loss	—	(5,186)	(3,395)
Finance expenses	(443)	(7,558)	(4,047)

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

12.  Taxation

For the years ended December 31, 2025, 2024 and 2023 the Group recognized income tax expense in the amount of 5,365, 4,509 and 3,879 respectively.

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

Under both the Old and the New IP Regimes, in case a loss arises instead of profit, the amount of loss that can be set off is limited to 20%. The respective tax loss can be carried forward and utilized for the period of 5 years. Ending of the Old IP Box regime on June 30, 2021 and transition to the New IP Regime does not affect the amount of income tax recognized at December 31, 2025, nor is it expected to increase the Group’s future current tax charge significantly.

(b)Reconciliation of the effective tax rate

The reconciliation of the effective tax rate to a statutory tax rate is presented in a table below:

	2025	2024	2023
Profit before income tax	74,696	30,043	49,994
Tax calculated at the applicable tax rate	(9,337)	(3,755)	(6,235)
Effect of different tax rates in other countries	(6)	(218)	(226)
Tax effect of expenses not deductible for tax purposes and non-taxable income	(501)	(3,060)	(1,372)
Tax effect of deductions under special tax regimes	7,413	4,624	5,472
Tax effect of tax losses brought forward	1,014	350	620
Tax effect of not recognised deferred tax asset regarding the loss carryforward	(1,010)	(350)	(620)
Overseas tax in excess of credit claim used during the period	(2,953)	(2,115)	(1,515)
Underprovision of tax liability	(7)	—	(20)
Tax credits used	22	15	21
Special contribution for the defence fund	—	—	(4)
Income tax expense	(5,365)	(4,509)	(3,879)

Income tax liability as at the balance sheet date is 1,832 (3,029: as at December 31, 2024) and includes an amount of 363 recognized for certain tax uncertainties and risks regarding the determination of taxable income resulting from the acquisition of Cubic Games Studio Ltd.

(c)Uncertainty over the income tax treatment and unrecognized deferred tax asset

Under the Cypriot law the tax losses may be carried forward for five years. Group companies may deduct losses against profits arising during the same tax year. As at December 31, 2025 the Group did not recognize a deferred tax asset of 21 resulting from the tax losses

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

reported in 2021, because of the uncertainties regarding the Group’s ability to use the losses carried forward against the taxable profits in the future. Tax losses for which no deferred tax asset was recognized mainly expire in 2026.

(d)Prepaid tax

As at December 31, 2024 and 2025, prepaid tax amount mainly relates to overpaid corporate income tax by Cubic Games Studio Ltd.

On February 16, 2024, the tax examination of Nexters Global Ltd was finalised and the refund was approved and used to offset the tax liability for the years 2022 and 2023.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

13.  Property and equipment

	Computer	Furniture, fixtures
	hardware	and office equipment	Total
Cost
Balance at January 1, 2024	1,116	638	1,754
Additions	318	25	343
Disposals	(8)	—	(8)
Effect of foreign exchange rates	(20)	(4)	(24)
Balance at December 31, 2024	1,406	659	2,065

Accumulated depreciation
Balance at January 1, 2024	425	183	608
Depreciation for the year	294	114	408
Disposals	(6)	—	(6)
Effect of foreign exchange rates	(9)	(1)	(10)
Balance at December 31, 2024	704	296	1,000

Carrying amounts
Balance at December 31, 2024	702	363	1,065

	Computer	Furniture, fixtures
	hardware	and office equipment	Total
Cost
Balance at January 1, 2025	1,406	659	2,065
Additions	303	8	311
Disposals	—	(7)	(7)
Effect of foreign exchange rates	18	3	21
Balance at December 31, 2025	1,727	663	2,390

Accumulated depreciation
Balance at January 1, 2025	704	296	1,000
Depreciation for the year	391	103	494
Disposals	—	(3)	(3)
Effect of foreign exchange rates	11	(1)	10
Balance at December 31, 2025	1,106	395	1,501

Carrying amounts
Balance at December 31, 2025	621	268	889

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

14.  Intangible assets and goodwill

Intangible assets

Reconciliation of carrying amount of Intangible assets is presented below:

	Computer	Licenses and
	software	IP rights	Total
Cost
Balance at January 1, 2024	801	17,640	18,441
Additions	2	93	95
Disposals	—	(2)	(2)
Effect of foreign exchange rates	(2)	(3)	(5)
Balance at December 31, 2024	801	17,728	18,529

Amortization
Balance at January 1, 2024	778	9,187	9,965
Amortization for the year	4	4,148	4,152
Impairment loss	—	(2)	(2)
Effect of foreign exchange rates	(1)	(3)	(4)
Balance at December 31, 2024	781	13,330	14,111

Carrying amounts
Balance at December 31, 2024	20	4,398	4,418

	Computer	Licenses and
	software	IP rights	Total
Cost
Balance at January 1, 2025	801	17,728	18,529
Additions	1	764	765
Disposals	—	(2)	(2)
Effect of foreign exchange rates	2	12	14
Balance at December 31, 2025	804	18,502	19,306

Amortization
Balance at January 1, 2025	781	13,330	14,111
Amortization for the year	5	4,528	4,533
Disposals	—	(2)	(2)
Effect of foreign exchange rates	(2)	16	14
Balance at December 31, 2025	784	17,872	18,656

Carrying amounts
Balance at December 31, 2025	20	630	650

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The intangible assets mainly include the assets related to the game “Pixel Gun” acquired as part of the acquisition of Cubic Games Studio Ltd. The respective intangible assets are amortized over a period of four years.

During the third quarter of 2025 the Group has acquired intangible assets with a cost of 765, of which 762 related to the intangible assets acquired in the acquisition of Light Hour Games.

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

The Group also recognized tax uncertainties and risks regarding the determination of taxable income, tax positions, and the calculation of tax liabilities resulting from the acquisition of Cubic Games Studio Ltd. The Group considered a range of possible outcomes and probability-weighted amounts associated with the tax risks to determine the expected value of the recognized tax risks in the amount of 363 as at December 31, 2025 and 558 as at December 31, 2024.

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

As at December 31, 2024 and 2025 the amount of the mentioned liability amounted to 1,257 and 1,011 respectively.

The Group recognized certain tax uncertainties and risks regarding the determination of taxable income, tax positions, and the calculation of tax liabilities resulting from the acquisition of Cubic Games Studio Ltd. The Group considered a range of possible outcomes and probability-weighted amounts associated with the tax risks to determine the expected value of the recognized tax risks in the amount of 1,662 as at acquisition date.

Cubic Games Group (i.e. Cubic Games Studio Ltd and its subsidiaries) as one CGU was tested for impairment as at December 31, 2023, 2024 and 2025.

For the details of measurement of the intangible assets recognized as at acquisition date see Note 4.

The recoverable amount of the CGU of 9,606 as at December 31, 2022 was determined based on a fair value less cost of disposal using public peer group multiples, which was higher than value in use. Value in use was determined through a discounted cash flow method (DCF). For the DCF model the cash flow projections over the three-year period approved by the senior management of the CGU were used and the discount rate of 17.3% being equal to the WACC was applied to the projected cash flows. Fair value less cost of disposal was determined in the following way: for the public peer group analysis, a list of peer companies was compiled, which closely resembled the Group's business model; the most appropriate multiples to estimate the value of the gaming company were identified as EV/EBITDA of 6.86 and 5.5 as forward multiples of 2024 and 2025, respectively, and the cost of disposal was estimated to be insignificant.

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

Based on the analysis above no reversal of previously attributed to the intangible assets impairment was made nor additional impairment was posted.

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

On the same date, the Company entered into a shareholders’ agreement with the remaining shareholder of MX Capital Ltd, which provided for a put and call options allowing the Company to obtain control over 100% of the issued share capital of MX Capital Ltd (the option shares). The price payable under the put and call options depends on achievement of certain agreed KPIs by MX Capital Ltd. The fair value of such symmetric option as at the December 31, 2024 was 0 for the asset and 15,002 for the liability with no changes in value during the year, ended December 31, 2025 as the value of such was fixed by the founder’s put option notice.

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

The MX Capital group’s loss net of tax for the year ended December 31, 2025 amounted to 497, GDEV Inc.’s share of this loss was 243, but it is not reflected in the consolidated statement of profit or loss, as the Group recognizes only the amount of losses until the moment carrying amount of the investment becomes zero.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Castcrown Ltd

On January 27, 2022, the Company entered into a share purchase agreement to acquire approximately 49.5% of the issued share capital of Castcrown Ltd for a total consideration of 2,970. Castcrown Ltd stands behind Royal Ark, a game studio responsible for two survival RPG titles – Dawn of Zombies and Shelter Wars. On the same date, the Company entered into a shareholders’ agreement with the remaining shareholders of Castcrown Ltd, which provided for a put and call option agreement allowing the Company to obtain control over 100% of the issued share capital of Castcrown Ltd. The call option may be exercised no later than April 1, 2027. The put option may be exercised from April 1, 2027 to July 1, 2027. The price payable under the put and call options depends on achievement of certain agreed metrics by Castcrown Ltd and is based on a discount to a projected future enterprise valuation of the Company. In consideration for being granted this call option, the Company agreed to pay to the remaining shareholders an option premium of 1,200 (subject to the adjustment associated with the completion accounts, which related to the performance of Castcrown Ltd prior to the transaction). Following the finalization of the completion accounts, the option premium was adjusted to 515 and was paid to the remaining shareholders in February 2023. This convertible loan was measured through FVTPL. As at December 31, 2024 and December 31, 2025 these liabilities amounted to 0.

During the year ended December 31, 2024 certain loans granted to Castcrown Ltd. for which settlement was not likely to occur in the foreseeable future were treated as the investments into equity-accounted associates in accordance with IAS 28.38 (refer to Note 16 for details).

The Castcrown group’s loss net of tax for the year ended December 31, 2024 amounted to 9,527. GDEV Inc.’s share of these losses was 4,722, though the total share of loss of equity-accounted associates related to Castcrown Ltd amounted to 7,212 during the year ended December 31, 2024 including the losses of the Castcrown Ltd from prior periods that were not previously recognized in the consolidated statement of profit or loss due to the fact that the carrying amount of investment was 0.

During the third quarter of 2025 certain loans including part of the convertible loan of 1,300 granted to Castcrown Ltd. for which settlement was not likely to occur in the foreseeable future were treated as the investments into equity-accounted associates in accordance with IAS 28.38 (refer to Note 16 for details). The rest of the convertible loan in the amount of 8,100 was converted in 1,972 additional shares through the exercise of a conversion option on August 29, 2025, which lead to an ownership interest in Castcrown Ltd of 57%. The fair value of this loan was 4,328. This resulted in positive change in fair value before the conversion was made of 4,328. In connection with the exercise of the conversion option, the Company, Castcrown Ltd and Castcrown’s founder have entered into a new agreement superseding and replacing all prior arrangements and agreements between the parties and establishing new terms between the parties. The control over the day-to-day operations of Castcrown Ltd continues to be exercised by its founder.

The Castcrown group’s loss net of tax for the year ended December 31, 2025 amounted to 4,231. GDEV Inc.’s share of these losses was 2,084 during the year ended December 31, 2025 including the losses of the Castcrown Ltd from prior periods that were not previously recognized in the consolidated statement of profit or loss due to the fact that the carrying amount of investment was 0. Those losses were recognized during the year ended December 31, 2025 in full due to the conversion of the loan into Castcrown Ltd shares which in turn increased the amount of investment to greater than 0.

Light Hour Games Ltd

In August 2025, GDEV Inc announced the acquisition of Light Hour Games Ltd, a privately held mobile studio based in Cyprus. Light Hour Games is a full-stack studio that builds and markets mobile casual games using AI-first workflows — enabling rapid iteration without compromising high-quality execution.

On August 4, 2025, the issued share capital of Light Hour Games Ltd was acquired by GDEV Investment, a company registered in Cyprus, for a cash consideration of $600,000. Further earn-out payments may increase the consideration depending on achievement of certain agreed metrics by Light Hour Games Ltd and contingent upon the continuous employment of its founders. The goodwill based on the acquisition amounted 148.

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

The total share of loss of equity-accounted associates related to Applife Limited amounted to 312 during the year ended December 31, 2024 and nil during the year ended December 31, 2025.

Carrying amounts of investments in equity accounted associates

The carrying amount of investments in our consolidated statement of financial position as at December 31, 2024 and 2025 being equal to 0 as at both dates, represents the initial values of the investment in MX Capital Ltd and Applife Limited less share of loss of the respective associate and impairment loss (where applicable).

The carrying amount of investment in Castcrown Ltd at December 31, 2025 was 2,243.

No additional impairment was charged during the years ended December 31, 2025 and 2024.

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

Loans provided to Castcrown Ltd.

As part of the share purchase agreement with Castcrown Ltd, the Company entered into a series of loan and convertible note agreements between 2022 and 2025. The convertible notes, amounted to 9,400 across multiple tranches, bearing interest at 7% p.a. The fair value of conversion feature amounted to 0 as at both December 31, 2024 and December 31, 2025. Additional amortized cost loans amounted to 6,199 were provided in 2024 at interest rates of 12–15% p.a.

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

The full amount of these loans was not expected to be settled in the foreseeable future, therefore it was treated as the investment into the equity-accounted associates in accordance with IAS 28.38.

On July 31, 2025 the parties agreed that all outstanding loans as at the date of the agreement are to be restated to a single non-convertible secured loan of 7,836 at an interest of 10%. The aggregate principal amount is to be 10,224 which consist of: (i) the Restructured Loan, and (ii) the outstanding Principal Amounts together with Restated Accrued Interest. Interest on the Aggregate Principal Amount shall accrue at the rate of ten percent (10%) per annum, effective retrospectively from the date of disbursement of each respective loan with a maturity Date of July 31, 2029. From this amount 8,027 were already impaired as at the reporting date and 309 is the loan which is being repaid and the rest is any interest accrued unrecognized.

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

On June 7, 2024 the Group agreed to extend the repayment date of the convertible loan note to October 30, 2025. On September 6, 2024 the Group agreed to decrease the percentage of pledged shares number to 10% of the issued and outstanding shares of Applife Limited. On October 30, 2025 the Group agreed to postpone the maturity date to October 30, 2026.

The full amount of this tranche was not expected to be settled in the foreseeable future, therefore it was treated as the investment into the equity-accounted associates in accordance with IAS 28.38

Carrying amount of Loans receivable

	December 31, 2025	December 31, 2024
Balance at January 1	226	148
New loans granted	1,171	601
Repayments of principal	(401)	(472)
Interest charged	22	70
(Write-off)/write-back of loans receivable	415	(59)
Foreign exchange (gain) / loss	57	(62)
Expected credit losses/change in fair value	4,328	—
Conversion of loan receivable into shares	(4,328)	—
Balance at December 31	1,490	226

For the year ended December 31, 2025 and 2024, no additional expected credit losses were recognized in relation to the loan receivable from MX Capital Ltd and LEVELAPP Ltd, for the year ended December 31, 2024 and an amount of 1,404 was recognized in relation to the loan receivable from Castcrown Ltd. For the year ended December 31, 2025 the change in fair value of loan receivable related to convertible loan to Castcrown Ltd  was recognized in amount of 4,328 before conversion. The parameters used for valuation are stated in Note 4.

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

The amount of ECL on the loan receivable to Light Hour Ltd was accrued based on the provisions of IFRS 9 on an individual basis as 100% of the total amount less part of the payments starting to be repaid based on additional agreement and factual repayment schedule.

The amount of ECL on the loan receivable to LEVELAPP Ltd was accrued based on the provisions of IFRS 9 on an individual basis as 100% of the total amount as this is the percentage of cases in which the borrower will be in default based on the performance indicators of the company. The management also considers that the fair value of the shares pledged equals to 0 in the calculation of ECL.

17.  Leases

	Right-of-use assets	Lease liabilities
Balance at January 1, 2024	2,920	2,441
Additions	459	446
Loss on modification	80	86
Depreciation	(1,621)	—
Interest expense	—	76
Payments	—	(1,667)
Effect of foreign exchange rates	8	(82)
Balance at December 31, 2024	1,846	1,300

Lease liabilities - current		1,282
Lease liabilities - non-current		18

	Right-of-use assets	Lease liabilities
Balance at January 1, 2025	1,846	1,300
Additions	1,117	1,117
Loss on modification	(202)	(214)
Depreciation	(1,827)	—
Interest expense	—	84
Payments	—	(1,412)
Effect of foreign exchange rates	113	212
Balance at December 31, 2025	1,047	1,087

Lease liabilities - current		777
Lease liabilities - non-current		310

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The amounts reflected in the item General and administrative expenses of the consolidated statement of profit or loss and other comprehensive income other than depreciation in relation to leases are presented in the table below:

	2025	2024	2023
Expense relating to short-term and low-value leases	196	225	246
Interest expense on lease liabilities	84	76	56
	280	301	302

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

On July 7, 2023 Nexters Global Ltd entered into a new lease agreement over the office spaces in Limassol, Cyprus with a new owner. The lease runs for 3 years. In accordance with the lease agreement the annual lease shall be prepaid in advance. On July 1, 2025 the agreement was modified with the shorter its term to the end of 2025. The gain on modification of 12 was reflected in this consolidated statement of profit or loss.

On March 14 and May 7, 2025, Cubic Games Studio Ltd entered into two lease agreements for office spaces in Limassol, Cyprus, beginning on March 17, 2025 and May 7, 2025, respectively, and running for two years with an option of renewal after that date subject to the adjustment of the lease payments to the market conditions. As the market conditions at the lease expiration date cannot be reliably estimated as at the reporting date management decided not to account for the lease renewal option while determining the amount of right-of-use assets and lease liabilities in either of the two leases.

On October 31, 2025 Nexters Global Ltd entered into a new lease agreement over the office spaces in Limassol, Cyprus with a new owner. The lease commenced on January 5, 2026 and runs for 3 years, with an option of renewal for another three years subject to a rental increase of 7%. The non-cancellable period for accounting purposes is assessed as being 2 years. In accordance with the lease agreement the annual lease shall be paid biannually in advance.

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Total cash outflow for leases recognized in the consolidated statement of cash flow is presented below:

	2025	2024	2023
Cash outflow for leases	1,328	1,591	1,892
Cash outflow for short-term and low-value leases	196	225	246
Total cash outflow for leases	1,524	1,816	2,138

All lease obligations of Cypriot companies are denominated in €. The rate of 5% per annum was used as the incremental borrowing rate.

18.  Trade receivables and other current assets

	December 31, 2025	December 31, 2024
Trade receivables	31,743	32,886
Deposits and prepayments	4,648	4,274
VAT refundable	7,079	4,962
Other receivables	53	9
Total	43,523	42,131

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

The amount of ECL balance in respect of trade and other receivables is 1,453 as at December 31, 2024 and 1,462 as at December 31, 2025.

19.  Trade and other payables

	December 31, 2025	December 31, 2024
Trade payables	12,156	12,945
Accrued salaries, bonuses, vacation pay and related taxes	4,520	3,123
Dividends payable	4,020	—
Provision for indirect taxes	2,333	2,253
Accrued professional services	1,396	713
VAT payable	—	75
Indirect taxes payables	131	434
Other payables and advances received	582	669
Total	25,138	20,212

The Group recognized a liability in respect of Cubic Games Studio Ltd and Nexters Global Ltd of 278 and 2,185, respectively, as at December 31, 2025 (as at December 31, 2024: 277 and 2,410) in relation to indirect taxes (VAT and withholding/sale taxes), as it considered that there is a present obligation as a result of past events with the probable outflow of resources.

The exposure of the Group to liquidity risk in relation to financial instruments is reported in Note 28 to these consolidated financial statements.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

20.  Provisions for non-income tax risks

The provisions consist of probable tax risks of Cubic Games Studio Ltd of 1,008 as at December 31, 2025 (as at December 31, 2024: 1,233). The Group recognizes the indemnification asset in the same amount in its consolidated statement of financial position.

It is mainly related to the acquired company’s indirect taxes risks together with the interest and penalties accrued which could be claimed by the relevant tax authorities.

21.  Share warrant obligation

The fair value of Private and Public Warrants as at December 31, 2024 and 2025 is determined using Level 1 inputs and is measured using the quoted market price.

As at December 31, 2024 and 2025 Public Warrants’ price was taken from the market.

The Bloomberg Trinomial Model was used to value Private warrants as at December 31, 2024 and 2025. This is an option pricing model that calculates values using three possible price movements (up, middle, down) at each time step. It uses standard market inputs (price, strike, rates, volatility, time) and is integrated into Bloomberg terminals. The input parameters are based on the implied market price of Public warrants, which are then used to assess the price of Private warrants.

		Private
	Public Warrants	Warrants	Total
Balance at January 1, 2024	852	426	1,278
Fair value adjustment	(609)	(304)	(913)
Balance at December 31, 2024	243	122	365

		Private
	Public Warrants	Warrants	Total
Balance at January 1, 2025	243	122	365
Fair value adjustment	(1)	(2)	(3)
Balance at December 31, 2025	242	120	362

The change in fair value of share warrant obligation is included in the line Change in fair value of share warrant obligation and other financial instruments in the consolidated statement of profit or loss and other comprehensive income.

22.  Other investments

Other investments consist of the following:

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

	December 31, 2025	December 31, 2024
Other investments - current
0.25% US treasury bills - at amortised cost	—	18,463
0% US treasury bills - at amortised cost	15,440	5,294
0.75% US treasury bills - at amortised cost	24,815
iShares USD Treasury Bond 0-1yr UCITS ETF - at fair value through profit or loss	5,153	—
	45,408	23,757
Other investments - non-current
1.7% federal bonds German Government - at fair value through other comprehensive income	3,341	3,015
iShares 20+ Year Treasury Bond ETF (TLT) - at fair value through profit or loss	13,074	13,100
	16,415	16,115

Debt securities classified as fair value through other comprehensive income, denominated in EUR mature in 2032.

1-3 Month T-Bill ETF does not have a specific maturity date. It rolls over bonds to maintain exposure to the 20+ year segment of the relevant market.

23.  Cash and cash equivalents

	December 31, 2025	December 31, 2024
Current accounts	54,839	66,153
Bank deposits	4,069	25,005
Fiduciary deposits	4,000	—
1-month 0% US T-Bill"	—	19,891
Cash and cash equivalents	62,908	111,049

Impairment on cash and cash equivalents has been measured on a 12- month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents has low credit risk based on the external credit ratings of the counterparties. Therefore, no impairment allowance was recognized as at December 31, 2024 and 2025.

Currency	December 31, 2025	December 31, 2024
United States Dollars	37,920	94,293
Euro	23,283	16,113
Russian Ruble	101	74
Armenian Dram	551	35
Kazakhstani Tenge	1,053	529
United Arab Emirates Dirham	—	5
Total	62,908	111,049

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

In the fourth quarter of 2024 the Company sold 214 shares for the total amount of US$5,223, which was reclassified from Treasury share reserve to Additional paid - in capital. The ATM related expenses such as legal and advisory costs amounted to 424. Since the ATM program duration is three years and there is a reasonable expectation that more shares will be issued, mentioned costs were deferred as a prepaid expense. These costs are classified as Deferred ATM Offering Costs included in the caption Deposits and prepayments of the Consolidated Statement of Financial Position as at December 31, 2024 and December 31, 2025 until further issuance of shares occurs. At that point, such costs will be reclassified as a decrease of Additional Paid-In Capital in accordance with IAS 32.37.

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

Share capital

Share capital as at December 31, 2024 and 2025 consisted from the following:

	2024	2024
	Number of shares	US$

Ordinary shares of $0 each	18,111,016	—
	18,111,016	—
Issued and fully paid
Balance at January 1, 2024	19,764,141	—
Issue of ordinary shares related to business combination	84,298
Issue of shares resulting from options exercise	19,487	—
Repurchase of shares under the put options and expiration of the put options	(101,601)	—
Repaid fractional shares due to reverse stock split	(97)	—
Shares issued in the ATM	214	—
Repurchase of the shares resulted from Tender offer	(1,655,426)	—
Balance at December 31, 2024	18,111,016	—

	2025	2025
	Number of shares	US$

Ordinary shares of $0 each	18,150,489	—
	18,150,489	—
Issued and fully paid
Balance at January 1, 2025	18,111,016	—
Issue of shares resulting from options exercise	39,473	—
Balance at December 31, 2025	18,150,489	—

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

Special Dividend

On February 20, 2025 the Company’s Board of Directors has authorized and approved a one-time, nonrecurring special cash dividend of $3.31 per share to the Company’s shareholders of record as of the close of business on March 3, 2025, representing an aggregate cash outflow of approximately $60 million, reducing the Company’s total cash and cash equivalents recorded on its Consolidated Statement

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

of Financial Position as at December 31, 2025 commensurately. On March 11, 2025, the Company paid a dividend to various shareholders in the amount of 55,990, with an additional 4,020 remaining unpaid as at the date of these financial statements due to legal constraints.

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

The tables below summarize the change in deferred revenue and platform commission fees for the years ended December 31, 2024 and 2025:

2024
Liabilities (Deferred Revenue)
January 1, 2024	349,522

Deferred during the year	293,923
Released to profit or loss	(310,861)

December 31, 2024	332,584

Current portion	222,693
Non-current portion	109,891

Assets (Deferred platform commission fees)
January 1, 2024	73,996

Deferred during the year	72,320
Released to profit or loss	(79,206)

December 31, 2024	67,110

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

2025
Liabilities (Deferred Revenue)
January 1, 2025	332,584

Deferred during the year	216,813
Released to profit or loss	(270,148)

December 31, 2025	279,249

Current portion	188,135
Non-current portion	91,114
Assets (Deferred platform comission fees)
January 1, 2025	67,110

Deferred during the year	56,557
Released to profit or loss	(69,113)

December 31, 2025	54,554

The Company uses a statistical estimation model to arrive at the average playing period of the paying users for each platform. As at December 31, 2024 and 2025, player lifespan for Hero Wars averaged 28 and 29 months, respectively.  The estimated player lifespan in other Company games as at December 31, 2024 and 2025 averaged 13 and 15 months, respectively.

The amount of revenue from in-app purchases recognized at a point in time is 114,039 for the year ended December 31, 2025 and 82,993 for the year ended December 31, 2024. The amount of related platform commissions expenses recognized is 15,573 for the year ended December 31, 2025 and 12,066 for the year ended December 31, 2024.

At December 31, 2025, unconverted virtual currency included in deferred revenue was 4,853, of which 3,893 was attributable to durable items and 960 to consumable items (December 31, 2024: 4,959 with 4,063 attributed to durable and 896 to consumable).

26.  Related party transactions

As at December 31, 2025, the Company’s key shareholders are Andrey Fadeev owning 21.97% of the Company’s issued and outstanding shares, Boris Gertsovsky owning 15.08%, and Dmitrii Bukhman and Igor Bukhman, each owning 20.54%.

In 2024 an aggregate of 1,030,217 shares were acquired by the Company in the tender offer from one of the key shareholders of the Company and one of the key managers of the Group.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The transactions and balances with related parties are as follows:

(i)Directors and key management’s remuneration

The remuneration of Directors and other members of key management was as follows:

	2025	2024	2023
Directors' remuneration	1,058	1,420	1,803
-short-term employee benefits	758	920	1,538
-share-based payments	300	500	265
Other members of key management’s remuneration	1,870	1,455	1,867
-short-term employee benefits	1,617	885	802
-share-based payments	253	570	1,065
Total	2,928	2,875	3,670

(ii)Licensing revenue

	2025	2024	2023
Winchange Limited	—	51	—
Vistrex Limited	10	11	—
	10	62	—

As at December 31, 2024 and 2025 Winchange Ltd is a 100% subsidiary of Gamegears Ltd; the amount presented above represents the Licensing revenue before the acquisition.

(iii)Other operating income

	2025	2024	2023
Income from technical support services from Cubic Games Studio Ltd to Castcrown Ltd	—	—	2
Income from recharging of services from GDEV Inc. to Castcrown Ltd	66	—	—
	66	—	2

(iv)Interest income

	2025	2024	2023
Castcrown Ltd	22	70	198
MX Capital Ltd	—	—	1,198
	22	70	1,396

(v)Selling and marketing expense

	2025	2024	2023
Advertising services from Castcrown to GameGears Ltd	42	44	—
	42	44	—

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

(vi)Trade and other receivables

	December 31,	December 31,
	2025	2024
Receivable from Vistrex Ltd in GameGears Ltd	1	13
Receivable from Vistrex Ltd in Winchange Ltd	7	7
Receivable from Castcrown Ltd in GDEV Inc.	48	—
	56	20

(vii)   Loans receivable

	December 31,	December 31,
	2025	2024
Loan to Castcrown Ltd - net (Note 17)	1,331	80
	1,331	80

(viii)Trade and other payables

	December 31, 2025	December 31, 2024
Payable to Castcrown Ltd from GameGears Ltd	—	(46)
	—	(46)

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

27.  List of subsidiaries

Set out below is a list of subsidiaries of the Group. Ownership interest corresponds to voting rights.

	Ownership	Ownership
	Interest	Interest
	December 31,	December 31,
	2025	2024
Name	%	%
NHW Ltd	100	100
Nexters Global Ltd	100	100
Gamegears Ltd	100	100
Cubic Games Studio Ltd	100	100
Nexters Studio Armenia LLC	100	100
Nexters Studio Kazakhstan Ltd	100	100
Nexters Studio Portugal, Unipessoal LDA	100	100
Nexters Midasian FZ LLC	—	100
Nexters Finance Ltd	100	100
Nexters Lithuania UAB	100	100
GDEV Investments Ltd	100	100
Light Hour Games Ltd	100	—

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

Nexters Midasian FZ LLC

Nexters Midasian FZ LLC was incorporated in Ras Al Khaimah Economic Zone in UAE on January 24, 2023. As at the date of these financial statements the company is in the process of liquidation and is dormant.

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

Light Hour Games Ltd

Light Hour Games Ltd was acquired in Limassol, Cyprus on August 4, 2025. The registered office of the company is Anastasiou Sioukri 1, Themis court, 3105, Limassol, Cyprus. The company's principal activities are game development and support using AI-first workflows.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

28.  Financial instruments - fair values and risk management

A.	Accounting classifications

The following table shows the carrying amounts of financial assets and financial liabilities as at December 31, 2025 and 2024.

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

Financial assets are as follows:

	December 31,	December 31,
	2025	2024
Financial assets at amortized cost
Trade receivables	31,743	32,886
Cash	62,908	111,049
Loans receivable	1,490	226
Other investments - current	45,408	23,757
Total	141,549	167,918

	December 31,	December 31,
	2025	2024
Financial assets measured at fair value
Other investments - non-current - fair value through other comprehensive income - Level 1	3,341	3,015
Other investments - non-current - fair value through profit or loss - Level 1	13,074	13,100
Total	16,415	16,115

Financial liabilities are as follows:

	December 31,	December 31,
	2025	2024
Financial liabilities not measured at fair value
Trade and other payables	25,137	20,212
Total	25,137	20,212

	December 31,	December 31,
	2025	2024
Financial liabilities measured at fair value
Put option liability - Level 3	—	15,002
Share warrant obligations - Level 1	362	365
Total	362	15,367

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

B.	Capital management

The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The major components of the Group’s deployed capital are current assets excluding investments into liquid securities less current liabilities. The Group primarily invests capital into the new users through its marketing activities. Management monitors the return on capital targeting it to be in excess of the Group’s weighted average cost of capital in the long term, though the return on capital can substantially fluctuate from year to year depending on the Group’s ability to efficiently invest substantial capital into new users despite of the fact that the pay-off periods of these investments may be several months long. The Group achieved the return on capital of 95.2%, 51.0% and 39.7% for the years ended December 31, 2025, 2024 and 2023 respectively. The estimated weighted average cost of capital of the Group is 13.5%, 12.8% and 12.9% as at the December 31, 2023, 2024 and 2025 respectively.

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

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the reporting date. The Group’s credit risk arises from Trade and other receivables, Loans receivable and Other investments. As at December 31, 2024 and 2025 the largest debtor of the Group constituted 29% and 25% of the Group’s Trade and other receivables, respectively, and the 3 largest debtors of the Group constituted 69% and 57% of the Group’s Trade and other receivables respectively.

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31,	December 31,
	2025	2024
Loans receivables	1,490	226
Trade receivables	31,743	32,886
Cash	62,908	111,049
Other investments - current	45,408	23,757
Other investments - non-current	16,415	16,115

Expected credit loss assessment for corporate customers as at December 31, 2024 and 2025

The Group allocates each exposure a credit risk grade based on data that is determined to be predictive of the risk of loss (including but not limited to external ratings, audited financial statements, management accounts, and cash flows projections) and applying experienced credit judgment.

Loan receivables

Loan receivables are provided to associates and the Company’s employees. The Group considers that its loans provided to associates have increased credit risk based on the weak recent performance of associates due to general market conditions. As a result, the specific provisions for ECL were booked in respect of the loans to associates. The ECL and change in fair value balance in respect of Loan receivables is 35,776 as at December 31, 2024 and 35,776 as at December 31, 2025. See Note 16 for the description of the methods used to estimate them.

Trade and other receivables

The ECL allowance in respect of Trade and other receivables is determined on the basis of the lifetime expected credit losses (“LTECL”). The Group uses the credit rating for each of the large debtors where available or makes its own judgment as to the credit quality of its debtors based on their most recent financial reporting or the rating assigned to their country of incorporation. After assigning the credit rating to each of the debtors the Group determines the probability of default (“PD”) and loss given default (“LGD”) based on the data published by the internationally recognized rating agencies. The determined amounts of allowances for ECL for each of the debtors are then adjusted for the forecasted macroeconomic factors, which include the forecasted unemployment rate in each of the countries where the debtors are incorporated and forecasted growth rate of the global gaming market from publicly available sources. The amount of ECL in respect of trade and other receivables was 1,453 as at December 31, 2024 and 1,462 as at December 31, 2025.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The following table provides information about the exposure to credit risk and ECL for trade receivables:

	Equivalent to	Weighted	Gross
	external	average loss	carrying	Impairment	Credit
December 31, 2024	credit rating	rate	amount	loss allowance	Impaired
Low risk	Baa3 – A3	0.03%	32,283	(6)	No
Loss	Ca-C – Aa2	100%	1,447	(1,447)	Yes
			33,730	(1,453)

	Equivalent to	Weighted	Gross
	external	average	carrying	Impairment	Credit
December 31, 2025	credit rating	loss rate	amount	loss allowance	Impaired
Low risk	Baa3 – A3	0.05%	33,203	(15)	No
Loss	Ca-C – Aa2	100%	1,447	(1,447)	Yes
			34,650	(1,462)

Specific ECL provision for the entire amount of certain accounts receivable was booked as at December 31, 2024 and December 31, 2025 even though their relevant external credit rating is associated with low credit risk. We did so on the basis of specific evaluation where the Company came to a view that notwithstanding the sufficient credit rating the receipt of these accounts receivable is not likely within the foreseeable future due to specific regulatory and commercial circumstances.

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

	Carrying	Contractual	3 months	Between	Between
December 31, 2024	amounts	cash flows	or less	3–12 months	1–5 years
Non-derivative financial liabilities
Lease liabilities	1,300	1,342	107	1,213	22
Trade and other payables	20,212	20,212	20,212	—	—
	21,512	21,554	20,319	1,213	22

	Carrying	Contractual	3 months	Between 3‑12	Between 1‑5
December 31, 2024	amounts	cash flows	or less	months	years
Derivative financial liabilities
Share warrant obligation	365	365	—	—	365
Put option liability	15,002	15,002	15,002	—	—
	15,367	15,367	15,002	—	365

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

	Carrying	Contractual	3 months	Between	Between
December 31, 2025	amounts	cash flows	or less	3–12 months	1–5 years
Non-derivative financial liabilities
Lease liabilities	1,087	1,136	228	618	290
Trade and other payables	25,138	25,138	25,138	—	—
	26,225	26,274	25,366	618	290

	Carrying	Contractual	3 months	Between 3‑12	Between 1‑5
December 31, 2025	amounts	cash flows	or less	months	years
Derivative financial liabilities
Share warrant obligation	362	362	—	—	362
Put option liability	15,002	15,002	15,002	—	—
	15,364	15,364	15,002	—	362

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

					British
December 31, 2025	Euro	Russian Ruble	Armenian Dram	Kazakhstani Tenge	pound sterling	Japanese yen
Assets
Loans receivable	156	—	1	—	—	—
Trade and other receivables	3,540	—	—	8	—	—
Cash	23,283	101	551	1,053	—	—
	26,979	101	552	1,061	—	—
Liabilities
Lease liabilities	(831)	—	(256)	—	—	—
Trade and other payables	(5,182)	—	(1,035)	(74)	(42)	(34)
	(6,013)	—	(1,291)	(74)	(42)	(34)
Net exposure	20,966	101	(739)	987	(42)	(34)

Sensitivity analysis

A reasonably possible 10% strengthening or weakening of the United States Dollar against the following currencies as at December 31, 2024 and 2025 would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Strengthening of US$	Weakening of US$ by
December 31, 2024	by 10%	10%
Euro	(2,025)	2,025
Russian Ruble	(7)	7
Armenian Dram	140	(140)
Kazakhstani Tenge	(45)	45
United Arab Emirates dirham	1	(1)
British pound sterling	3	(3)
Japanese yen	18	(18)
	(1,915)	1,915

	Strengthening of US$	Weakening of US$
December 31, 2025	by 10%	by 10%
Euro	(2,097)	2,097
Russian Ruble	(10)	10
Armenian Dram	74	(74)
Kazakhstani Tenge	(99)	99
United Arab Emirates dirham	—	—
British pound sterling	4	(4)
Japanese yen	3	(3)
	(2,125)	2,125

b.	Interest risk

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

D.Measurement of fair values

The following table shows a reconciliation from the opening balances to the closing balances for financial liabilities:

	Share warrant	Put option	Other non-
	obligation	liability	current
	(Note 4)	(Note 4)	liabilities
Balance at January 1, 2024	1,278	28,995	—
Net change in fair value	(913)	129	—
Cubic Games Studio Ltd's put option exercise/expiration	—	(14,122)
Balance at December 31, 2024	365	15,002	—

	Share warrant	Put option	Other non-
	obligation	liability	current
	(Note 4)	(Note 4)	liabilities
Balance at January 1, 2025	365	15,002	—
Net change in fair value	(3)	—	—
Balance at December 31, 2025	362	15,002	—

As at both December 31, 2024 and 2025 there were no financial assets with fair value of Level 3.

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

Below is the descriptions of the options granted:

		No. of options	Vesting	Vesting
Type of options	Grant Date	outstanding	period	conditions
ESOP options	November 2021, depending on the employee	178,228*	2021 – 2026	Service condition
LTIP - Modified Class B complex vesting options	January 1, 2019	22,074*	2022-2026	Service condition
Total share options outstanding as at December 31, 2025		200,302		—

*Options granted refer to GDEV Inc. ordinary shares.

We classified these share-based payment transactions as equity-settled whereby the Group receives services in exchange for its own equity instruments. We recorded share-based payments expense in general and administrative expenses, game operation cost and selling and marketing expenses of our consolidated statement of profit or loss and other comprehensive income.

The table below summarizes the share-based payments expense for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Class B complex vesting	36	68	313
Complex conditional upon listing	—	—	—
Employee stock option plan	573	1,210	1,719
Total recorded expenses	609	1,278	2,032
therein recognized:
within Game operation cost	—	—	57
within Selling and marketing expenses	—	45	115
within General and administrative expenses	609	1,233	1,860

In relation to the share-based payment expense for the years ended December 31, 2025, 2024 and 2023 we recognized the increase in Other reserves of 609 and 1,278 and 2,032 as it corresponds to the equity settled portion of the share options.

The table below summarizes the number of outstanding share options at the beginning and the end of the years ended December 31, 2023, 2024 and 2025:

	Employee	Class B complex	Complex conditional
	stock option	vesting - related to	upon listing - related to
	plan	GDEV Inc. shares	to GDEV Inc. shares
Outstanding at the beginning of 2023 (units)	233,000	412,030	2,000
Granted during the period (units)	4,546	—	—
Exercised during the period (units)	(19,909)	(44,146)	(2,000)
Forfeited	(20,000)	(183,942)
Cancelled	—	(132,438)
Outstanding at the end of 2023 (units)	197,636	51,504	—

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

During 2023 183,942 Modified Class B complex vesting options (units) and 20,000 options (units) of employee stock option plan were  forfeited.

	Employee	Class B complex
	stock option	vesting -related to
	plan	GDEV Inc shares
Outstanding at the beginning of 2024 (units)	197,636	51,504
Granted during the period (units)	22,620	—
Exercised during the period (units)	(7,933)	(14,715)
Forfeited	(25,000)	—
Outstanding at the end of 2024 (units)	187,323	36,789

During the year ended December 31, 2024 25,000 options (units) of employee stock option plan were forfeited.

		Class B
		complex vesting -
	Employee stock	related to GDEV
	option plan	Inc shares
Outstanding at the beginning of 2025 (units)	187,323	36,789
Granted during the period (units)	15,663	—
Exercised during the period (units)	(24,758)	(14,715)
Outstanding at the end of 2025 (units)	178,228	22,074

On June 25, 2025 the Company’s directors were granted an additional 15,663 shares under the ESOP option plan. In the third quarter one of the Group’s employees exercised a total of 12,154 of the employee’s holding of ESOP options.

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

On June 25, 2025 the directors were granted additional 15,663 shares under the ESOP option plan. During the year ended December 31, 2025 three directors exercised 24,758 options of their ESOP option plan in total.

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

As at December 31, 2025 one of the Group’s employees exercised one further additional tranche of 14,715.

30.  Commitments and contingencies

Dispute with a contractual counterparty

The Company is currently involved in a dispute with one of its contractual counterparties, with each side having raised certain claims in relation to breaches of the relevant agreements, for which the counterparty has claimed a substantial amount of damages from the Company. As at the date of these financial statements, the effects and outcomes of this dispute cannot be reliably estimated, though the Company intends to rigorously defend its interest. In accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, the information otherwise required to be disclosed pursuant to that accounting standard in relation to the dispute has been omitted on the grounds that it can be expected to prejudice seriously the position of the Company. Based on the assessment of the Company’s management, which relies, among other factors, on the discussions with its litigation counsel, no provision is required to be recorded in the financial statements at this stage.

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

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

31.   Russian Geopolitical and Economic Risks

As a result of the military actions in Ukraine, a number of governments, including those of the United States, United Kingdom and European Union, imposed unprecedented sanctions on specified persons and entities in Russia. While the situation remains highly fluid and additional sanctions are possible, neither we, nor any of our subsidiaries are currently subject to any sanctions that have been imposed. Nevertheless, as result of the ongoing conflict in Ukraine, many U.S. and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, tech, travel and logistics, manufacturing and others, have indefinitely suspended their operations and paused all commercial activities in Russia and Belarus. For example, Apple and Google, two of the primary platforms that distribute the Company’s games, have suspended their respective digital wallet and mobile payment services, Apple Pay and Google Pay, in relation to credit cards issued by Russian financial institutions that are the subject of sanctions. Players who access our games via these platforms in Russia may therefore be disconnected from the primary means to make in-game purchases. Based on our current geographical distribution of Revenues, management believes that the latest geopolitical developments will have certain residual negative effects on GDEV Inc.’s future financial performance, limited to the share of Revenues deriving from the markets of the former Soviet Union (FSU), which stood at 7% of our total Revenues for the year ended December 31, 2025 and which, as a percentage of our total Revenue, has been declining over the past few years. The exact effects cannot currently be reliably estimated due to the constantly changing environment.

The Group does not expect any material impact of the mentioned risks in 2025 and beyond.

32.  Events after the reporting period

There are no reportable events after the reporting period.